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TABLE OF CONTENTS 2

Filed Pursuant to Rule 424(b)(1)
Registration File No. 333-168190

PROSPECTUS

Reddy Ice Corporation

Offers to Exchange

        $300,000,000 aggregate principal amount of its 11.25% Senior Secured Notes due 2015 (the "new first lien notes") and $139,407,000 aggregate principal amount of its 13.25% Senior Secured Notes due 2015 (the "new second lien notes" and together with the new first lien notes, the "new notes"), each of which have been registered under the Securities Act of 1933, as amended (the "Securities Act"), for any and all of its outstanding 11.25% Senior Secured Notes due 2015 (the "old first lien notes") and 13.25% Senior Secured Notes due 2015 (the "old second lien notes" and together with the old first lien notes, the "old notes"), respectively (such transactions, the "exchange offers").

        We are conducting the exchange offers in order to provide you with an opportunity to exchange your unregistered notes for freely tradable notes that have been registered under the Securities Act.

        In this prospectus we sometimes refer to the old notes and the new notes collectively as the "notes."

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  The terms of the new notes are substantially identical to the terms of the old notes, except that we have registered the new notes with the Securities and Exchange Commission, which we refer to as the SEC. Because we have registered the new notes, they will not be subject to certain transfer restrictions and will not be entitled to registration rights.

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  All old notes that are validly tendered and not validly withdrawn will be exchanged.

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  Tenders of old notes may be withdrawn at any time prior to the expiration of the exchange offers.

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  The exchange offers expire at 5:00 p.m., New York City time, on August 30, 2010, unless extended by us.

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  We will not receive any cash proceeds from the exchange offers.

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  The exchange of old notes for new notes will not be a taxable event for U.S. federal income tax purposes.

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  Holders of old notes do not have any appraisal or dissenters' rights in connection with the exchange offers.

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  Old notes not exchanged in the exchange offers will remain outstanding and be entitled to the benefits of the indentures, but, except under certain circumstances, will have no further exchange or registration rights under the registration rights agreements discussed in this prospectus.

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  The new notes may be sold in the over-the-counter market, in negotiated transactions or through a combination of such methods. The new notes will not be listed on a national securities exchange.

        See "Risk factors" beginning on page 18 for a discussion of certain risks that you should consider in connection with the exchange offers.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is August 2, 2010.

        You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with any other information. If you receive any other information, you should not rely on it.

        We are offering to sell the notes only in places where offers and sales are permitted.

        You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front cover of this prospectus.

 Industry and market data

        Certain market and industry data included in this prospectus has been obtained from third party sources that we believe to be reliable. Market estimates are calculated by using third-party forecasts we have commissioned in conjunction with our assumptions about our markets. We cannot assure you of the accuracy or completeness of such third party information. While we are not aware of any misstatements regarding any market, industry or similar data presented herein, such data involves risks and uncertainties and is subject to change based on various factors.

Statements regarding forward-looking information

        This prospectus contains forward-looking statements reflecting management's current forecast of certain aspects of our future. It is based on current information that we have assessed but which by its nature is dynamic and subject to rapid and even abrupt changes. Forward looking statements include statements regarding future operating results, liquidity, capital expenditures, product development and enhancements, numbers of personnel, strategic relationships with third parties, and strategy. The forward-looking statements are generally accompanied by words such as "plan", "estimate", "expect",

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"intend", "believe", "should", "would", "could", "anticipate" or other words that convey uncertainty of future events or outcomes. Our actual results could differ materially from those stated or implied by our forward-looking statements due to risks and uncertainties associated with our business. These risks are described throughout this prospectus, which you should read carefully. We would particularly refer you to the section of this prospectus titled "Risk factors" for an extended discussion of the risks confronting our business. The forward-looking statements in this prospectus should be considered in the context of these risk factors. We disclaim any obligation to update information contained in any forward-looking statement. Such forward-looking statements, risks and uncertainties include, but are not limited to:

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  general economic trends and seasonality;

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  weather conditions;

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  our substantial leverage and ability to service our debt;

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  the restrictive covenants and financial covenants under our indebtedness;

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  the availability of capital sources;

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  fluctuations in our operating costs, including in the prices of electricity, fuel, polyethylene and other required expenses;

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  competitive practices in the industry in which we compete;

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  changes in labor conditions;

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  our capital expenditure requirements;

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  the risks associated with acquisitions and the failure to integrate acquired businesses;

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  technological changes and innovations;

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  the costs and effects of legal and administrative proceedings, settlements, investigations and claims;

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  legislative or regulatory requirements; and

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  the other factors described below under "Risk factors."

        Except as required by applicable law, including the securities laws of the United States and the rules and regulations of the SEC, we do not undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise to reflect actual results or changes in factors or assumptions affecting such forward-looking statements.

Where you can find additional information

        This prospectus, which is part of the registration statement, does not contain all of the information included in the registration statement, and you should refer to the registration statement. Statements contained in this prospectus as to the contents of any contract or other document are summaries of the material terms of these contracts and documents but may not describe all of their terms, and where such contract or other document is an exhibit to the registration statement we encourage you to refer to such additional information.

        Reddy Ice Holdings, Inc. ("Reddy Holdings") files annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any such document at the SEC's public reference room in Washington, D.C. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Reddy Holdings' SEC filings are also available to the public

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from the SEC's website at www.sec.gov or from our website at www.reddyice.com. However, the information on our website and the SEC's website does not constitute a part of this prospectus.

        OUR REPORTS AND OTHER INFORMATION THAT WE HAVE FILED, OR MAY IN THE FUTURE FILE, WITH THE SEC ARE NOT INCORPORATED INTO AND DO NOT CONSTITUTE PART OF THIS PROSPECTUS. You may request a copy of these filings at no cost, by writing or telephoning us at:

Reddy Ice Holdings, Inc.
8750 North Central Expressway
Suite 1800
Dallas, Texas 75231
Attention: Corporate Secretary
Phone: (214) 526-6740

        If at any time during the two-year period following the date of original issue of the notes we are not subject to the information requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), we will furnish to holders of notes and prospective purchasers thereof the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act in order to permit compliance with Rule 144A in connection with resales of such notes.

        You should rely only upon the information provided in this prospectus. We have not authorized anyone to provide you with different information. You should not assume that the information in this prospectus is accurate as of any date other than the date of this prospectus.

Presentation of financial and other information

        We report our financial statements in U.S. dollars and prepare our consolidated financial statements in accordance with GAAP. In this prospectus, except where otherwise indicated, all references to "$", "dollars" or "U.S. dollars" are to the lawful currency of the United States.

        We own or have rights to various trademarks used in our business. We do not intend our use or display of other parties' trademarks, trade names or service marks to imply, and such use or display should not be construed to imply, a relationship with, or endorsement or sponsorship of us by, these other parties.

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Summary

        This summary highlights information contained elsewhere in this prospectus. This summary is not complete and may not contain all of the information that you should consider before investing in the notes. You should read the entire prospectus. This prospectus contains forward-looking statements, which involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth in "Risk factors" and elsewhere in this prospectus. Unless otherwise indicated or the context otherwise requires, references in this prospectus to "Reddy Ice," "Reddy Corp," "we," "us," "our," "the Issuer" or "the Company" refer to Reddy Ice Corporation. Throughout this prospectus, unless otherwise indicated or the context otherwise requires, all financial statements and other financial data are those of Reddy Holdings and its consolidated subsidiary.

 Our company

Overview

        We are the largest manufacturer and distributor of packaged ice in the United States. We serve a variety of customers in 33 states and the District of Columbia under the Reddy Ice® brand name. Our principal product is ice packaged in 6 to 50 pound bags, which we sell to a highly diversified customer base, including supermarkets, mass merchants and convenience stores. For the year ended December 31, 2009, we sold approximately 1.6 million tons of ice. Our products are primarily sold throughout the southern United States (the "Sun Belt"), one of the most attractive regions in the country for packaged ice sales due to warm weather, extended peak selling seasons and historically favorable population growth patterns. No other manufacturer and distributor of packaged ice in the United States has the geographic presence, infrastructure or capacity necessary to meet the multi-state demands of customers in our markets. Our business is characterized by attractive margins and modest annual maintenance capital expenditure requirements, which generate strong free cash flow. For the year ended December 31, 2009, we had revenues and net income of $312.3 million and $4.2 million, respectively. For the three months ended March 31, 2010, we had revenues and a net loss of $35.9 million and $22.6 million, respectively.

        We market our ice products to satisfy a broad range of customers, primarily under the Reddy Ice brand name. We produce ice in cube, half-moon, cylindrical and crushed forms (collectively referred to as "cubed ice") as well as block forms. Our primary ice product is cubed ice packaged in ten pound bags, which we sell principally to convenience stores and supermarkets. We also sell cubed ice in assorted bag sizes ranging from 6 to 50 pounds to restaurants, bars, sporting and other special events, airlines, vendors, caterers, and public and private disaster relief organizations and block ice in 10-, 25- and 300-pound sizes to commercial, agricultural and industrial users. The majority of our sales are direct to supermarket chains, convenience stores, mass merchants and other commercial customers. In addition, a portion of our products is sold through distributors who deliver ice to our customers on our behalf and who resell ice to their own customers. We also contract with ice manufacturers outside our geographic footprint to produce and deliver ice to our customers on our behalf.

        We have built a strong customer base by providing a high level of service and quality at competitive prices utilizing our extensive network of ice manufacturing plants, distribution centers and our proprietary in-store bagging equipment ("ISB"), which we call The Ice Factory®. Our Ice Factory machines are located in high volume locations and produce, package and store ice through an automated, self-contained process that significantly reduces our distribution and delivery costs. We have a diverse customer base and long-standing relationships with our customers across all major retail channels as evidenced by our high retention rates with prominent supermarkets, mass merchants and convenience stores such as Albertson's, Circle-K, ExxonMobil, Food Lion, Kroger, Safeway, 7-Eleven and Wal-Mart. In addition, we are focused on expanding our non-retail sales channels, including sales to construction, airline, sporting and other special events and agricultural customers. Our largest customer, Wal-Mart and Sam's Club on a combined basis, accounted for approximately 14% of our revenue in 2009. Most of our major customers, including all of our top twenty retail ice customers in terms of revenues, have purchased ice from us and our predecessor companies for over a decade. Within our markets, we supply substantially all of the packaged ice to most of our top twenty retail ice customers. The percentages both of our total revenues derived from and also our volume sold to national and regional convenience and grocery store chains have grown over the last several years as each of these retail channels has consolidated. We have benefited from supplying these national and regional retailers as many of these customers have grown at rates in excess of industry averages.

        At March 31, 2010, we owned or operated 55 ice manufacturing facilities, 70 distribution centers and approximately 3,500 ISB machines. As of the same date, we had an aggregate daily ice manufacturing capacity of approximately 18,000 tons.

Industry overview

        We estimate that the annual wholesale market demand for packaged ice in the United States and Canada, including packaged ice resold through retail channels and packaged ice utilized in non-retail applications, is approximately $2.3 billion. This market is serviced by manufacturers such as ourselves, ice vendors and in-house production, primarily by small retail operations and, to a lesser extent, by large retailers. The packaged ice industry is highly fragmented and includes us, one other multi-regional operator, one multi-state operator and numerous local and regional companies of varying size and resources, with most ice manufacturers having annual revenues of less than $2 million.

        Traditional ice manufacturers produce and distribute packaged ice from a centrally located facility through direct store delivery ("DSD"). As a result of high transportation costs, producers are typically limited to servicing customers within approximately 100 miles from the point of production, subject to fuel costs, route density and other factors. Packaged ice suppliers compete based primarily on service, quality and price, with success dependent upon prompt and reliable delivery during peak seasonal months, an efficient manufacturing and distribution system, high-density customer distribution routes within a region and high customer concentration in a market area. Each customer location typically carries one brand of ice provided by a single supplier.

        In addition to traditional manufacturing and distribution, the packaged ice market is served by a range of on-premises manufacturing solutions, including The Ice Factory, our automated ISB system, ice vending machines and manufacturing and bagging operations within a store location. We expect technological innovation in on-premises manufacturing solutions to continue and believe technologically sophisticated solutions will continue to play a larger role within the packaged ice industry.

        The packaged ice industry is highly seasonal, characterized by peak demand during the warmer months of May through September, with an extended peak selling season in the southern United States. We believe volume growth in the packaged ice industry generally tracks population growth, thus favoring geographic markets with faster population growth. Demand within each geographic market can also be affected by weather conditions, with cool or rainy weather negatively impacting ice purchases, as well as by macroeconomic factors, including changes in the level of recreational and construction activity.

Competitive strengths

        We believe our competitive strengths include:

        Unique scale and infrastructure.    Our large geographic footprint gives us the necessary manufacturing capacity and distribution scale to service large retailers across multiple states and regions. We believe it would cost at least $400 million for a company to achieve comparable scale by duplicating our manufacturing base, distribution network and corporate and regional infrastructure.

Smaller local suppliers do not have the multi-state or multi-region service capabilities increasingly required by such customers. As a result of our unique multi-state presence and infrastructure, we believe we are well positioned to benefit from continued consolidation within our customer base and from increased reliance by national and regional customers on suppliers that serve multiple markets. The large number and geographic distribution of our facilities also provides us with the capacity to respond quickly and reliably to natural disasters and other extreme events, even when those events disrupt operations at one or more of our facilities.

        Multiple distribution service offerings.    We attract and retain customers by offering a variety of service alternatives to meet our customers' specific supply chain needs. These alternatives include traditional distribution methods, such as delivery to our merchandisers, delivery of bulk quantities to retail locations and warehouse shipments from a centralized point of production. In addition, our proprietary ISB solution, The Ice Factory, provides our customers with self-contained on-site ice production, packaging and storage for their high volume locations. We have also developed protocols to provide customers with substantial quantities of emergency or backup ice in response to unexpected or unusual events, including natural disasters. These delivery alternatives provide our customers with the flexibility to meet their specific supply requirements in a reliable and cost-efficient manner.

        Leading market position in attractive ice markets.    We are the largest manufacturer and distributor of packaged ice in the United States. We are the market leader in the Sun Belt, one of the most attractive regions in the United States for packaged ice in terms of weather, length of selling season and historical population growth patterns. We believe our strong market position in these desirable markets is likely to contribute to future growth in revenue and profitability.

        Long standing relationships with high quality customers.    We have been providing ice products and delivery services to many of our customers for more than a decade. These customers include prominent retailers across a variety of channels. Many of these customers require significant volumes of ice products on a multi-state basis and would require numerous suppliers to replace the extent of the services we currently provide. In addition, our customers depend on our consistent ability to ensure prompt and reliable delivery, particularly during peak seasonal months or in connection with a hurricane or other natural disaster. The strength of our customer relationships is further reinforced by the fact that almost all of our customers rely on a single supplier of packaged ice at each point of sale. We believe that the strength of our customer relationships provides us with a significant competitive advantage over other suppliers in our markets.

        Proprietary technology and innovation.    We developed our proprietary ISB solution and have patents that protect the use of this technology. We have enhanced the timeliness of the data in our IT systems and improved our delivery and logistics efficiency through the use by our field sales and delivery associates of hand-held scanners developed by a third party. The scale and scope of our operations enable us to develop and implement technology and other innovations that improve our operating efficiency and enable us to provide unique services to our customers.

        Strong, incentivized management team with proven execution capabilities.    Led by our Chairman and Chief Executive Officer, Gilbert M. Cassagne, our Chief Operating Officer, Paul D. Smith, our Chief Financial Officer, Steven J. Janusek, our Chief Customer Officer, William A. Tolany, and our Chief Administrative Officer, Angela S. Wallander, our executive officers have extensive experience in the packaged ice industry and similar consumer and DSD industries. Our management team has been responsible for leading the review and development of our strategic plan, and has developed the capabilities of our organization to effectively implement our vision to be the "Total Ice Solution" for our customers. Prior to joining us in June 2008, Mr. Cassagne was chief executive officer of Cadbury Schweppes Americas Beverages, a division of the multinational consumer products company Cadbury Schweppes plc. Mr. Cassagne also previously worked for consumer products and beverage companies such as Procter & Gamble and, prior to its acquisition by Cadbury Schweppes, Dr Pepper/Seven

Up, Inc. Our executive compensation is based on our pay-for-performance philosophy, which emphasizes executive performance measures that correlate closely with the achievement of both short-term performance objectives and long-term stockholder value. To this end, a substantial portion of our executive officers' annual and long-term compensation is tied to the Company's performance. The portion of compensation dependent on performance increases with the executive's position within the company.

        Substantial cash flow generation.    Historically, we have been able to generate significant cash flows from our operating activities. As a result of our limited working capital needs and modest annual maintenance capital expenditure requirements, we believe we are well positioned to generate substantial free cash flow to fund future growth and service our indebtedness. In addition, at December 31, 2009, we had approximately $69 million of net operating loss carryforwards for US federal income tax purposes which, subject to limitations, are available to offset future taxable income. These net operating loss carryforwards, if not utilized, will begin to expire in 2018 and fully expire by 2025.

Business strategy

        Our vision is to be the "Total Ice Solution" for our customers. The key components of our strategy for achieving this goal are as follows:

        Achieve operational efficiencies.    Plant operations and distribution represent the largest portion of our annual expenses. We have recently initiated a thorough review of our manufacturing processes and are currently reducing our operating costs by deploying best practices throughout our manufacturing operations and making targeted expenditures for improving plant efficiency, including investments in automation technologies. In addition, we have identified opportunities for continued facility consolidations. In the last eight years, we have consolidated our ice manufacturing and distribution facilities, reducing the total number of facilities (including all acquired facilities) from 153 at December 31, 2001 to 129 at June 30, 2010. Despite this reduction in the number of manufacturing plants, we have increased our overall capacity by redeploying equipment from closed facilities and investing in new equipment. As we introduce additional automation technologies in our production facilities, the output of those facilities increases, which provides additional opportunities for plant network optimization and facility rationalization.

        We believe our distribution and logistics operations also offer significant opportunities for operational improvement. We have developed operational protocols and programs to reduce the cost of operating our distribution fleet. In addition, we have made, and will continue to make, investments in labor- and time-saving equipment and technologies for distribution route optimization. For example, in recent years, we have deployed handheld technology devices for streamlined routing, invoicing and other functionality throughout our distribution fleet. Developments in handheld device technology and functionality now offer additional opportunities for efficiency improvements.

        We are also pursuing opportunities to reduce costs through further centralization of certain administrative functions currently carried out in our facilities and the implementation of technology based administrative process improvements and improved staffing utilization. Extensive work is being done to re-engineer processes to identify and eliminate non-value-added activity and enhance efficiencies and productivity. These efficiencies are intended to improve working capital, standardize processes, streamline customer account management, facilitate scalability of the customer service function and enhance overall communications with employees, customers and vendors.

        We expect to realize at least $8 million in cost savings in 2010 as a result of our operational efficiency initiatives.

        Grow DSD.    We intend to achieve growth in our DSD business by addressing non-retail market opportunities, distributing through new retail channels and enhancing our distribution relationships with existing customers. We believe non-retail users of packaged ice, including agricultural, industrial, construction, airline and catering customers, represent a significant opportunity for revenue growth as our market share among these customers is low. We believe that our range of distribution and service options will allow us to effectively serve the diverse needs of these and other non-retail customers. We also believe there are opportunities for growth in retail channels, including the dollar store channel, which have not historically sold packaged ice. We are able to customize our product offerings and distribution methods to align with the needs of end-users who shop at these retailers. We also believe there are opportunities for continued growth with our existing customers. We intend to capitalize on our long-standing customer relationships by growing with our large national and regional customers as they seek to increase their market share and consolidate the retail segments in which they operate. As the primary supplier in our regions to most of these customers, we are well positioned to share in our customers' growth. In addition there is an opportunity to capture incremental volume as these customers continue to reduce their supplier base in order to achieve efficiencies across the supply chain. We have also developed protocols to provide our customers with substantial quantities of emergency or backup ice in response to unexpected or unusual events, including natural disasters. Our proven ability to respond in extreme circumstances is critically important to our customers and strengthens our relationships with our customers and the populations they serve.

        Expand ISB and on-premise supply.    We are the leader in deployed ISB technology with an installed base of approximately 3,500 ISBs. We believe our proven ability to rapidly deploy substantial numbers of ISBs nationally is a key differentiator between our product and service offerings and our competitors. We will continue to use ISB technology as a means to efficiently service our customers' high-volume locations, reduce our cost to produce and deliver ice to certain locations, service customer locations we cannot economically service through our DSD business, and respond to customer and societal demands for enhanced environmental sustainability in our business. We are pursuing improvements to our existing ISB technology to reduce ISB manufacturing costs, improve ISB production capabilities and expand our ISB service offerings to include ice vending and other retail capabilities.

        Expand ice machine leasing.    We have historically had a limited presence in the ice machine leasing market and have recently made an equity investment in an innovative entrant in this market. In connection with our vision to be the "Total Ice Solution" for our customers, we intend to expand our capability to lease commercial ice-makers to our customers and to reach new customers, such as restaurants, bars and hotels, which have not traditionally been served by the packaged ice industry. In total, we estimate ice machine leasing is a $1.0 billion market. Leased ice-makers are frequently used by our retailer customers in support of their food merchandising operations. For example, in a supermarket, a leased ice-maker in the back of the store provides the ice used in the seafood department and is entirely separate from the packaged-ice retailing equipment located at the front of the store. By drawing on our expertise in the purchase, installation, maintenance and backup of ice-making equipment, we believe we can provide a value-added service to our customers both at the front end and back end of their store operations.

        Growth through acquisitions.    Acquisitions are an integral component of our strategy for achieving our vision of being the "Total Ice Solution." We believe there are opportunities for growth through the disciplined pursuit of acquisitions in support of each of the strategies described above. In particular, the packaged ice industry continues to be highly fragmented. We will continue to evaluate and pursue strategic acquisitions, including acquisitions of packaged ice manufacturers in existing or adjacent geographic markets that enhance the density of our distribution routes, provide capacity rationalization opportunities, increase our market penetration in existing markets or expand our presence in contiguous markets. In the last seven years, we acquired 61 packaged ice businesses for purchase prices aggregating approximately $139 million, including direct acquisition costs, and purchased leased manufacturing facilities for an aggregate purchase price of $13.7 million. In each of these acquisitions, we were successful in completing the integration of the acquired business with our operations, financial and management systems and customer service departments within a 12-month period after the acquisition was consummated.

Corporate information

        We are a Nevada corporation, formed on August 17, 1998. Our corporate headquarters is located at 8750 N. Central Expressway, Suite 1800, Dallas, Texas 75231.

 The transactions

        Concurrently with the issuance of $300.0 million aggregate principal amount of old first lien notes, we (i) repaid and terminated our former credit agreement (the "Former Credit Facility"), (ii) entered into a new $35.0 million revolving credit facility (the "New Credit Facility") and (iii) issued approximately $137.6 million aggregate principal amount of old second lien notes in connection with our exchange offer and consent solicitation (the "Holdco Notes Exchange") for Reddy Holding's outstanding 10 1/2% Senior Discount Notes due 2012 (the "Holdco Notes") to holders of the Holdco Notes who provided valid tenders and consents prior to the early tender date. In connection with the issuance of the old second lien notes, approximately $136.9 million aggregate principal amount of Holdco Notes were exchanged. Upon the initial issuance of the old second lien notes, the amendments to the indenture governing the Holdco Notes contained in the supplemental indenture dated March 3, 2010 between Reddy Holdings and U.S. Bank National Association became operative. The amendments eliminated from the indenture governing the Holdco Notes substantially all of the restrictive covenants, certain events of default and related provisions. On March 24, 2010, we issued an additional approximately $1.8 million aggregate principal amount of old second lien notes in connection with the Holdco Notes Exchange to holders of the Holdco Notes who provided valid tenders and consents after the early tender date but on or prior to the expiration date. In connection with the additional issuance of old second lien notes, approximately $1.8 million aggregate principal amount of Holdco Notes were exchanged.

        The issuance of the old first lien notes and the application of proceeds therefrom, the entry into the New Credit Facility, the Holdco Notes Exchange and the issuance of the old second lien notes are collectively referred to as the "Transactions." The key terms of the New Credit Facility are described below under "Description of other indebtedness."

The exchange offers

        On March 15, 2010, Reddy Ice issued in a private offering $300,000,000 aggregate principal amount of old first lien notes and $137,571,000 aggregate principal amount of old second lien notes. On March 24, 2010, Reddy Ice issued in a private offering an additional $1,836,000 aggregate principal amount of old second lien notes.

General	In connection with the private offerings of the old notes, Reddy Ice and Reddy Holdings entered into a registration rights agreement with the initial purchasers of the old first lien notes and a registration rights agreement with the dealer manager of the Holdco Notes Exchange pursuant to which we agreed, among other things, to deliver this prospectus to you, to file a registration statement enabling you to exchange your old notes for new notes with substantially identical terms, to cause such registration statement to become effective on or prior to December 15, 2010 and to complete the exchange offers within 60 days after the effective date. You are entitled to exchange in the exchange offers your old notes for new notes which are substantially identical to the old notes except:
• the new notes have been registered under the Securities Act; and
• the new notes are not entitled to any registration rights which are applicable to the old notes under the registration rights agreements.
The exchange offers	Reddy Ice is offering to exchange:
• $300,000,000 aggregate principal amount of new first lien notes which have been registered under the Securities Act for any and all of its existing old first lien notes; and
• $139,407,000 aggregate principal amount of new second lien notes which have been registered under the Securities Act for any and all of its existing old second lien notes.
You may only exchange old notes in minimum denominations of $2,000 and integral multiples of $1,000 in excess of $2,000.
Resale

Based on an interpretation by the staff of the SEC set forth in no-action letters issued to third parties, we believe that the new notes issued pursuant to the exchange offers in exchange for the old notes may be offered for resale, resold and otherwise transferred by you (unless you are our "affiliate" within the meaning of Rule 405 under the Securities Act) without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that:

• you are acquiring the new notes in the ordinary course of your business; and
• you have not engaged in, do not intend to engage in, and have no arrangement or understanding with any person to participate in, a distribution of the new notes.

If you are a broker-dealer and receive new notes for your own account in exchange for old notes that you acquired as a result of market-making activities or other trading activities, you must acknowledge that you will deliver this prospectus in connection with any resale of the new notes. See "Plan of distribution."

Any holder of old notes who:
• is our affiliate;
• does not acquire new notes in the ordinary course of its business; or
• tenders its old notes in the exchange offers with the intention to participate, or for the purpose of participating, in a distribution of new notes cannot rely on the position of the staff of the SEC enunciated in Morgan Stanley & Co. Incorporated (available June 5, 1991) and Exxon Capital Holdings Corporation (available May 13, 1988), as interpreted in Shearman & Sterling (available July 2, 1993), or similar no-action letters and, in the absence of an exemption therefrom, must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale of the new notes.

Expiration date	The exchange offers will expire at 5:00 p.m., New York City time, on August 30, 2010, unless extended by us.
Withdrawal

You may withdraw the tender of your old notes at any time prior to the expiration of the exchange offers. We will return to you any of your old notes that are not accepted for any reason for exchange, without expense to you, promptly after the expiration or termination of the exchange offers.

Conditions to the exchange offers	Each exchange offer is subject to customary conditions, which we may waive. See "The exchange offers—Conditions to the exchange offers."
Procedure for tendering old notes

If you wish to participate in either of the exchange offers, you must complete, sign and date the applicable accompanying letter of transmittal, or a facsimile of such letter of transmittal, according to the instructions contained in this prospectus and the letter of transmittal. You must then mail or otherwise deliver the letter of transmittal, or a facsimile of such letter of transmittal, together with your old notes and any other required documents, to the exchange agent at the address set forth under "The exchange offers—Exchange agent."

If you hold old notes through The Depository Trust Company, or DTC, and wish to participate in the exchange offers, you must comply with the Automated Tender Offer Program procedures of DTC by which you will agree to be bound by the letter of transmittal. By signing, or agreeing to be bound by, the letter of transmittal, you will represent to us that, among other things:

• you are not our "affiliate" within the meaning of Rule 405 under the Securities Act;
• you do not have an arrangement or understanding with any person or entity to participate in the distribution of the new notes;
• you are acquiring the new notes in the ordinary course of your business; and

•       if you are a broker-dealer that will receive new notes for your own account in exchange for old notes that were acquired as a result of market-making activities, you will deliver a prospectus, as required by law, in connection with any resale of such new notes.

Special procedures for beneficial owners

If you are a beneficial owner of old notes that are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, and you wish to tender those old notes in the exchange offers, you should contact the registered holder promptly and instruct the registered holder to tender those old notes on your behalf. If you wish to tender on your own behalf, you must, prior to completing and executing the letter of transmittal and delivering your old notes, either make appropriate arrangements to register ownership of the old notes in your name or obtain a properly completed bond power from the registered holder. The transfer of registered ownership may take considerable time and may not be able to be completed prior to the expiration date.

Guaranteed delivery procedures

If you wish to tender your old notes and your old notes are not immediately available, or you cannot deliver your old notes, the letter of transmittal or any other required documents, or you cannot comply with the procedures under the Automated Tender Offer Program for transfer of book-entry interests prior to the expiration date, you must tender your old notes according to the guaranteed delivery procedures set forth in this prospectus under "The exchange offers—Guaranteed delivery procedures."

Effect of not tendering

As a result of the making of, and upon acceptance for exchange of all validly tendered old notes pursuant to the terms of the exchange offers, Reddy Ice and Reddy Holdings will have fulfilled a covenant under the registration rights agreements. Accordingly, there will be no increase in the applicable interest rate on the old notes under the circumstances described in the registration rights agreements. If you do not tender your old notes in the exchange offers, you will continue to be entitled to all the rights and limitations applicable to the old notes as set forth in the indentures, except Reddy Ice and Reddy Holdings will not have any further obligation to you to provide for the exchange and registration of untendered old notes under the registration rights agreements. To the extent that old notes are tendered and accepted in the exchange offers, the trading market for old notes that are not so tendered and accepted could be adversely affected.

Certain United States federal tax consequences	We believe the exchange of old notes in the exchange offers will not be a taxable event for U.S. federal income tax purposes. See "Certain United States federal tax consequences."
Use of proceeds	We will not receive any cash proceeds from the issuance of the new notes in the exchange offers. See "Use of proceeds."
Exchange agent

Wells Fargo Bank, National Association is the exchange agent for the exchange offers. The address and telephone numbers of the exchange agent are set forth in the section captioned "The exchange offers—Exchange agent."

The new notes

        The summary below describes the principal terms of the new notes. The form and terms of the new notes are substantially identical to the old notes, except that the new notes will not contain terms with respect to transfer restrictions, registration rights and additional interest for failure to observe certain obligations in the registration rights agreement. See "Description of the first lien notes" and "Description of the second lien notes" for more information.

Issuer	Reddy Ice Corporation.
Securities offered	$300,000,000 aggregate principal amount of 11.25% Senior Secured Notes due 2015.
$139,407,000 aggregate principal amount of 13.25% Senior Secured Notes due 2015.
Maturity	The new first lien notes will mature on March 15, 2015.
The new second lien notes will mature on November 1, 2015.
Interest payment dates	Interest on the new first lien notes will be payable on March 15 and September 15, commencing on September 15, 2010. Interest will accrue from March 15, 2010.
Interest on the new second lien notes will be payable on May 1 and November 1, commencing on November 1, 2010. Interest will accrue from March 15, 2010.
Guarantees

All payments on the new notes, including principal and interest, will be jointly and severally guaranteed on a senior secured basis by Reddy Holdings. As of the issue date, we do not have any subsidiaries. After the issue date, the new notes will be required to be guaranteed by our wholly owned domestic restricted subsidiaries (subject to certain exceptions).

Collateral

The new first lien notes and the guarantees will be secured by a first-priority lien (pari passu (subject to the First Lien Intercreditor Agreement described below) with the liens granted under the New Credit Facility and subject to certain exceptions and permitted liens) on substantially all our and Reddy Holdings' and any future guarantor's tangible and intangible assets in each case held by us, Reddy Holdings or such guarantor (such assets, the "Collateral").

With respect to the Collateral, the indebtedness and obligations under the first lien notes, our New Credit Facility and certain other first lien obligations permitted under the indenture governing the first lien notes have first-priority liens. Under the terms of the First Lien Intercreditor Agreement, however, in the event of a foreclosure on the Collateral or insolvency proceedings, the holders of the first lien notes will receive proceeds from the Collateral only after debt under the New Credit Facility as well as obligations under certain hedging and cash management arrangements owed to lenders or their affiliates under the New Credit Facility have been repaid.

The new second lien notes and the guarantees will be secured by a second-priority lien (subject to certain exceptions and permitted liens) on substantially all of the Collateral.
See "Description of the first lien notes—Security" and "Description of the second lien notes—Security."
Ranking

The new first lien notes and the related guarantee will be our and Reddy Holdings' senior secured obligations. The indebtedness evidenced by the new first lien notes and the related guarantee will rank:

•       equal in right of payment with all of our and Reddy Holdings' existing and future senior indebtedness but, together with indebtedness under our New Credit Facility and any other first lien secured obligations, effectively senior in right of payment to our existing and future unsecured obligations, to the extent of the value of the Collateral;

• senior in right of payment to our and Reddy Holdings' future subordinated indebtedness; and
• effectively junior in right of payment to all of the liabilities, including trade payables, of our future subsidiaries, if any, that have not guaranteed the notes.

The indenture governing the first lien notes permits additional indebtedness or other obligations to be secured by the Collateral either pari passu or on a junior priority basis relative to the new first lien notes.

The new second lien notes and the related guarantee will be our and Reddy Holdings' senior secured obligations. The indebtedness evidenced by the new second lien notes and the related guarantee will rank:

•       equal in right of payment with all of our and Reddy Holdings' existing and future senior indebtedness and (i) effectively senior in right of payment to our existing and future unsecured obligations, to the extent of the value of the Collateral but (ii) effectively junior to the indebtedness under the New Credit Facility, the first lien notes and any other first lien secured obligations;

• senior in right of payment to our and Reddy Holdings' future subordinated indebtedness; and
• effectively junior in right of payment to all of the liabilities, including trade payables, of our future subsidiaries, if any, that have not guaranteed the notes.

The indenture governing the second lien notes permits additional indebtedness or other obligations to be secured by the Collateral on a first priority, pari passu or on a junior priority basis relative to the new second lien notes.

As of March 31, 2010, we had approximately $450.6 million of debt outstanding (including the notes), $438.8 million of which is secured. In addition, we had $35.0 million of availability under our New Credit Facility, all of which is secured by a first-priority lien on the Collateral.

First lien intercreditor agreement

The trustee and the collateral agent under the indenture governing the first lien notes and the administrative agent and collateral agent under the New Credit Facility entered into an intercreditor agreement (the "First Lien Intercreditor Agreement") as to the relative priorities of their respective security interests in the assets securing the first lien notes and borrowings under the New Credit Facility and other first-priority lien secured obligations and certain other matters relating to the administration of security interests. See "Description of the first lien notes—First lien intercreditor agreement."

Junior lien intercreditor agreement

The trustee and the collateral agent under the indenture governing the first lien notes and the administrative agent and/or collateral agent under the New Credit Facility, on the one hand, and the trustee and the collateral agent with respect to the second lien notes on the other hand, entered into an intercreditor agreement as to the relative priorities of their respective security interests in the assets securing the first lien notes and borrowings under the New Credit Facility and other first-priority lien secured obligations on the one hand, and such second lien debt on the other hand, and certain other matters relating to the administration of security interests (the "Junior Lien Intercreditor Agreement"). The Junior Lien Intercreditor Agreement provides, among other things, that (i) subject to the terms of the First Lien Intercreditor Agreement, the collateral agent under the indenture governing the first lien notes and the collateral agent under the New Credit Facility will have the exclusive right to enforce against the Collateral and (ii) in the event of a bankruptcy or other foreclosure event, the proceeds of any Collateral will be used to repay obligations under the New Credit Facility and certain hedging and cash management arrangements as well as the first lien notes prior to making any payments under the second lien notes. See "Description of the first lien notes—Junior lien intercreditor agreement" and "Description of the second lien notes—Intercreditor agreement."

Optional redemption

We may redeem the new notes, in whole or in part, at any time prior to March 15, 2013, with respect to the new first lien notes, and March 1, 2013, with respect to the new second lien notes, at a price equal to 100% of the principal amount thereof plus the applicable make-whole premium described under "Description of the first lien notes—Optional redemption" or "Description of the second lien notes—Optional redemption."

We may also redeem any of the new notes, in whole or in part, at any time on or after March 15, 2013, with respect to the new first lien notes, and March 1, 2013, with respect to the new second lien notes, at the applicable redemption prices described under "Description of the first lien notes—Optional redemption," or "Description of the second lien notes—Optional redemption," plus accrued and unpaid interest, if any, to the date of redemption.

In addition, prior to March 15, 2013, with respect to the new first lien notes, and March 1, 2013, with respect to the new second lien notes, we may redeem up to 35% of the aggregate principal amount of each of the first lien notes and the second lien notes issued under the applicable indenture at a redemption price equal to 111.25% of the principal amount thereof, plus accrued and unpaid interest, if any, to the redemption date, and 113.25% of the principal amount thereof, plus accrued and unpaid interest, if any, to the redemption date, respectively, in each case with the net proceeds of certain equity offerings, provided at least 65% of the aggregate principal amount of each of the first lien notes and the second lien notes remains outstanding immediately after such redemption. See "Description of the first lien notes—Optional redemption" or "Description of the second lien notes—Optional redemption."

Change of control; asset sales

Upon a change of control, an event of default will occur under our New Credit Facility and we will be required to make an offer to purchase each holder's new notes at a price of 101% of the principal amount thereof, plus accrued and unpaid interest, if any, to the date of purchase. See "Description of the first lien notes—Change of control" and "Description of the second lien notes—Change of control."

If we sell assets under certain circumstances, we will be required to make an offer to purchase the new notes at their face amount, plus accrued and unpaid interest to the purchase date. See "Description of the first lien notes—Certain covenants—Limitation on sales of assets and subsidiary stock" and See "Description of the second lien notes—Certain covenants—Limitation on sales of assets and subsidiary stock."

Certain covenants	The indentures governing the new notes contain covenants that, among other things, limit our ability and the ability of our restricted subsidiaries to:
• incur additional indebtedness or issue certain preferred shares;
• create liens on certain assets to secure debt;
• pay dividends or make other equity distributions;
• purchase or redeem capital stock;
• make certain investments;
• sell assets;

• agree to any restrictions on the ability of restricted subsidiaries to make payments to us;
• consolidate, merge, sell or otherwise dispose of all or substantially all of our assets; and
• engage in transactions with affiliates.

These limitations are subject to a number of important qualifications and exceptions. See "Description of the first lien notes—Certain covenants" and "Description of the second lien notes—Certain covenants."

No prior market

The new notes will be new securities for which there is no market. Although the initial purchasers in the private offering of the old first lien notes and the dealer manager in the Holdco Notes Exchange have informed us that they intend to make a market in the new notes, they are not obligated to do so and may discontinue market-making at any time without notice. Accordingly, a liquid market for the new notes may not develop or be maintained.

Risk factors	See "Risk factors" immediately following this summary for a discussion of certain risks relating to an investment in the notes.

Summary historical consolidated financial data

        The following tables, as indicated below, present our summary historical consolidated financial data. The summary consolidated statements of operations data for each of the three months in the period ended March 31, 2009 and 2010 and the consolidated balance sheet data as of March 31, 2010 have been derived from our unaudited consolidated financial statements and related notes that are included elsewhere in this prospectus. The summary consolidated statements of operations data for each of the three fiscal years in the period ended December 31, 2009 and the consolidated balance sheet data as of December 31, 2008 and 2009 have been derived from our audited consolidated financial statements and related notes that are included elsewhere in this prospectus.

        The following summary historical consolidated financial data should be read in conjunction with "Selected historical financial data", "Management discussion and analysis", and our financial statements, and the accompanying notes thereto, included elsewhere in this prospectus.

Summary historical consolidated financial data (in thousands)

	Year ended December 31,			Three months ended March 31,
	2009	2008	2007	2010	2009
Operating data:
Revenues	$312,331	$329,298	$339,038	$35,894	$42,246
Cost of sales (excluding depreciation)	198,241	214,905	215,204	34,908	35,480
Depreciation expense related to cost of sales	21,406	20,796	19,832	5,314	5,128

Gross profit (loss)	92,684	93,597	104,002	(4,328)	1,638
Operating expenses	50,782	47,550	44,981	13,119	12,177
Depreciation and amortization expense	7,066	6,715	6,176	1,876	1,709
Loss (gain) on dispositions of assets	2,329	1,869	1,743	227	(4)
Impairment of goodwill and long-lived assets	—	149,905	1,440	—	—
Acquisition expenses	—	—	—	2	—
(Gain) loss on diesel hedge	(581)	—	—	—	356
Cost of antitrust investigations and related litigation, net of insurance proceeds	(891)	15,524	—	913	2,882
Transaction costs related to merger agreement	—	835	2,456	—	—
Gain on property insurance settlement	—	(1,036)	—	—	—
Interest expense	26,802	31,893	31,307	7,259	7,221
Interest income	(133)	(825)	(852)	(4)	(70)
Gain on bargain purchase, net of acquisition costs	(582)	—	—	—	—
Gain on termination of merger agreement	—	(17,000)	—	—	—
Debt refinance costs	—	—	—	6,108	—
Income tax benefit (expense)	(3,658)	21,402	(7,347)	11,231	10,666

Income (loss) from continuing operations	4,234	(120,431)	9,404	(22,597)	(11,967)
Income from discontinued operations, net of tax	—	—	939	—	—

Net income (loss)	$4,234	$(120,431)	$10,343	$(22,597)	$(11,967)

	December 31,		March 31,
	2009	2008	2010
Balance sheet data:
Cash and cash equivalents	$44,649	$39,684	$54,387
Working capital(1)	60,423	46,893	63,072
Total assets	455,665	454,559	481,611
Total debt	390,601	390,500	450,605

(1)
Working capital is defined as current assets less current liabilities.

Risk factors

        You should carefully consider the risks described below as well as the other information included in this prospectus before deciding to tender your old notes in the exchange offers. The risks described below are not the only risks we face. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect us. If any of these risks have a material adverse effect on our business, financial condition, results of operations or cash flows, you may lose all or part of your investment in the new notes.

Risks related to the exchange offers

There may be adverse consequences if you do not exchange your old notes.

        If you do not exchange your old notes for new notes in the exchange offers, you will continue to be subject to restrictions on transfer of your old notes as set forth in the offering memorandum and offering circular distributed in connection with the private offerings of the old notes. In general, the old notes may not be offered or sold unless they are registered or exempt from registration under the Securities Act and applicable state securities laws. Except as required by the registration rights agreements, we do not intend to register resales of the old notes under the Securities Act. You should refer to "Summary—The exchange offers" and "The exchange offers" for information about how to tender your old notes.

        The tender of old notes under the exchange offers will reduce the outstanding amount of each series of the old notes, which may have an adverse effect upon, and increase the volatility of, the market prices of the old notes due to a reduction in liquidity.

Your ability to transfer the new notes may be limited by the absence of an active trading market, and there is no assurance that any active trading market will develop for the new notes.

        We are offering the new notes to the holders of the old notes. We do not intend to apply for a listing of the new notes on a securities exchange or on any automated dealer quotation system. There is currently no established market for the new notes, and we cannot assure you as to the liquidity of markets that may develop for the new notes, your ability to sell the new notes or the price at which you would be able to sell the new notes. If such markets were to exist, the new notes could trade at prices that may be lower than their principal amount or purchase price depending on many factors, including prevailing interest rates, the market for similar notes, our financial and operating performance and other factors. The initial purchasers and dealer manager in the private offerings of the old notes have advised us that they currently intend to make a market with respect to the new notes. However, these initial purchasers and dealer manager are not obligated to do so, and any market making with respect to the new notes may be discontinued at any time without notice. In addition, such market making activity may be limited during the pendency of the exchange offers or the effectiveness of a shelf registration statement in lieu thereof. Therefore, we cannot assure you that an active market for the new notes will develop or, if developed, that it will continue. Historically, the market for non-investment grade debt has been subject to disruptions that have caused substantial volatility in the prices of securities similar to the notes. The market, if any, for the new notes may experience similar disruptions and any such disruptions may adversely affect the prices at which you may sell your new notes.

Certain persons who participate in the exchange offers must deliver a prospectus in connection with resales of the new notes.

        Based on interpretations of the staff of the SEC contained in Exxon Capital Holdings Corp., SEC no-action letter (April 13, 1988), Morgan Stanley & Co. Inc., SEC no-action letter (June 5, 1991) and Shearman & Sterling, SEC no-action letter (July 2, 1983), we believe that you may offer for resale, resell or otherwise transfer the new notes without compliance with the registration and prospectus delivery requirements of the Securities Act. However, in some instances described in this prospectus under "Plan of distribution," certain holders of new notes will remain obligated to comply with the registration and prospectus delivery requirements of the Securities Act to transfer the new notes. If such a holder transfers any new notes without delivering a prospectus meeting the requirements of the Securities Act or without an applicable exemption from registration under the Securities Act, such a holder may incur liability under the Securities Act. We do not and will not assume, or indemnify such a holder against, this liability.

Risks related to our business

Litigation and investigations pending against us could materially impact our business and results of operations.

        We are currently a party to various legal proceedings, claims, disputes, litigation and investigations. In particular, the Antitrust Division of the United States Department of Justice ("DOJ") is currently conducting a criminal investigation into possible antitrust violations in the packaged ice industry and we and certain of our employees have received federal grand jury subpoenas. In addition, various state attorneys general and the Civil Fraud Division of the DOJ are conducting related civil investigations into possible antitrust violations in the packaged ice industry and the Securities and Exchange Commission has initiated an informal inquiry into the matters that are the subject of the DOJ and state investigations. Numerous putative class actions have also been filed against us, certain of our current and former directors and officers and other packaged ice producers alleging violations of federal and state antitrust laws and related claims, violations of securities laws and derivative claims against our directors and officers.

        A special committee of our Board of Directors has conducted an internal investigation of these matters. One of our executives has been placed on a paid leave of absence by the special committee, which found he had violated policies and was associated with matters that are under investigation. Investigating these matters and responding to the government investigations and related civil litigation involve substantial expense to us, which has had and could continue to have a material adverse impact on our financial position and our results of operations, and may distract and disrupt our business. In addition, our financial results could be materially and adversely impacted by unfavorable outcomes in any of these or other pending or future litigation or investigations. We may be required to pay substantial amounts as damages and costs in the civil litigation as a result of an unfavorable determination by a court or jury. We could also pay substantial amounts in settlement of some or all of the civil claims. Additionally, it is possible the DOJ will decide to bring criminal charges against us and/or certain current or former employees, officers or directors for violation of Section 1 of the Sherman Act. Such charges could result in a substantial fine for the Company and fines and/or imprisonment for the individuals. Our ability to complete potential acquisitions may also be negatively impacted by antitrust investigations and litigation in the packaged ice industry. Our ability to comply with the covenants in our debt agreements may also be adversely affected by the costs of such investigations and litigation as well as any unfavorable outcomes in these or other pending or future litigation or investigations. In addition, our ability to do business with the government may be negatively impacted by an unfavorable outcome of the DOJ investigation. There can be no assurances as to the outcome of any litigation or investigation and the outcome of any such litigation, investigations and other claims is subject to inherent uncertainties. There also exists the possibility of a material adverse impact on our financial position and our results of operations for the period in which the effect of an unfavorable final outcome becomes probable and reasonably estimatable.

The seasonal nature of the ice business results in losses and lower margins in the first and fourth quarters of the year.

        We experience significant seasonal fluctuations in our net sales and profitability. We make a disproportionate amount of our sales in the second and third calendar quarters when the weather is generally warmer, which results in an increased demand for ice. We also earn any net income during these same periods. As a result of seasonal revenue declines and the lack of a corresponding decrease in certain expenses, we experience net losses and materially lower profit margins during the first and fourth calendar quarters. Variations in demand could have a material adverse effect on the timing of our cash flows and therefore limit our ability to timely service our obligations with respect to our indebtedness, our ability to pay dividends and our ability to incur capital expenditures. In addition, because our operating results depend significantly on sales during the second and third calendar quarters, our results of operations may fluctuate significantly if the weather during these periods is cool or rainy.

Our revenues and sales volumes may be negatively impacted by macroeconomic factors outside of our control.

        We believe end users of our products use packaged ice in many applications, including recreational activities, the construction industry, agriculture and special events. In the past two years multiple segments of the United States economy, including housing and construction and the credit markets, have deteriorated. Our revenues, sales volumes and profits have declined as a result of this deterioration and our revenues, sales volumes and profits may continue to decline as activity by commercial end users of our products declines. Furthermore, weakness in the national economy combined with other factors including inflation, interest rate fluctuations, increases in fuel and other energy costs and healthcare costs and the availability of financing, including mortgages and consumer credit, may negatively impact consumer confidence and result in changes to consumer spending patterns. If consumer or commercial activities associated with the use of our products decline, our revenues, sales volumes, profits and cash flows may decline.

Weather conditions and weather events can decrease our sales or increase our expenses.

        Cool or rainy weather can decrease sales, while extremely hot weather may increase our expenses, each resulting in a negative impact on our operating results and cash flow. Ice consumers demand ice for a variety of reasons, but many of them buy ice in connection with outdoor related activities, both commercial and recreational. As a result, demand for ice increases during periods of warm, sunny weather, and conversely, demand decreases during periods of cool, rainy weather. During extended periods of cool or rainy weather on a national or regional basis, our revenues and resulting net income may substantially decline. Also, hot weather does not necessarily result in greater net income. During extended periods of hot weather, our profits and cash flow may decline because of an increase in expenses in response to excess demand. We may have to transport ice from one plant to another and, in some cases, purchase ice from third party sources and transport it to a specific market to meet this excess demand, resulting in higher expenses and inconsistent service and product quality. Finally, although extreme weather events such as hurricanes can cause an increase in volume sales, those sales are not necessarily profitable due to added costs and disruptions to our normal service and distribution routes.

Implementation of our business strategy will require substantial capital investments; failure to obtain sufficient capital resources could limit our prospects, adversely affecting our results of operations and cause us to lose market share.

        We have developed a strategic vision to become our customers' "Total Ice Solution." Implementation of this strategic vision will require substantial capital resources to make investments in our infrastructure, manufacture and install additional ISB systems and invest in the ice machine leasing business. We may be unable to obtain access to sufficient capital to implement any or all of these initiatives. If we fail to successfully implement our strategic plan, our business will not grow as we intend, our results of operations could be adversely affected and we may be unable to repay our debt.

Our failure to successfully compete in our markets, retain existing customers and obtain new customers could limit our prospects and cause us to lose market share.

        Our business is highly competitive. We have many competitors in each of our geographic markets offering similar products and services. We also face competitors offering alternative technological solutions to ice production and delivery throughout our markets, including ice vending. Competition in our business is based primarily on service, quality and price. We could lose market share if we fail to successfully compete against our competitors in any of these areas, if our existing competitors expand their capacity, if new entrants successfully penetrate our markets, if we fail to adequately serve our existing base of customers, or if our larger mass merchant grocery or convenience store customers decide to manufacture their own ice rather than purchase our products.

Increases in the prices of electricity, certain raw materials, fuel, insurance and other required expenses could, if we cannot pass those price increases along to our customers, have an adverse effect on our results of operations.

        We use substantial amounts of polyethylene, which is the primary raw material used to manufacture the bags we use to package our ice, electricity in connection with our manufacturing process and fuel to operate the refrigerated trucks for ice delivery. We also carry general liability, workers' compensation, health and vehicle insurance. We have experienced increases in bag, fuel, electricity and insurance costs in the past and may experience increases in such costs in the future. If the prices for these items or other expenses increase beyond the amounts that we are able to pass along to our customers, our margins and our operating cash flow would decrease.

Our acquisitions may not be successfully integrated and could cause unexpected financial or operational difficulties; failure to make acquisitions may limit our growth.

        From the fourth quarter of 2003 to 2009, we completed a total of 53 acquisitions; we completed eight additional acquisitions in the first half of 2010. We expect to continue to acquire additional businesses, assets or securities of companies that we believe would provide a strategic fit with our business. Acquisitions are also accompanied by risks, such as potential exposure to unknown liabilities of acquired companies and the possible loss of key employees and customers of the acquired business. Further, acquisitions are subject to risks associated with the difficulty and expense of integrating the operations and personnel of the acquired companies, the potential disruption to our business and the diversion of management time and attention, any of which could increase the costs of operating our business, negate the expected benefits of the acquisitions or result in the loss of customers.

        We are continuing to evaluate acquisition opportunities as part of our ongoing acquisition strategy. These opportunities will be evaluated in light of the availability of capital resources, which may be constrained. A substantial portion of the historical growth in our business has been as a result of acquisitions. If the size and number of our future acquisitions decreases from our historical trend, our business may not grow as rapidly, or at all, as compared to historical periods.

We could incur substantial costs as a result of violations of or liabilities under environmental laws.

        Our operations are subject to a wide range of environmental laws and regulations governing, among other things, air emissions, wastewater discharges, the use, management and disposal of hazardous and non-hazardous materials and wastes and the cleanup of contamination. Noncompliance with such laws and regulations, or incidents resulting in environmental releases, could cause us to incur substantial costs, including cleanup costs, fines and penalties, third party claims for personal injury, investments to retrofit or upgrade our facilities and programs, or curtailment of our operations. For example, our ice manufacturing and distribution operations use refrigerants such as ammonia and Freon. Some of our facilities may not be in compliance with certain Freon refrigerant requirements, such as leak detection and repair, recordkeeping or reporting. In addition, the market price of Freon is rising as a result of phase-outs under federal laws, which could significantly increase our operating costs in the future if we are not able to obtain approved substitutes. From time to time, our use of ammonia has resulted in releases that have temporarily disrupted our manufacturing operations and resulted in lawsuits or administrative penalties.

        Material violations of, or liabilities under, environmental laws, including violations and liabilities incurred by entities which we have acquired, may require us to incur substantial costs which could reduce our margins, or divert resources from ongoing environmental programs and improvements, which could delay our efforts to integrate acquisitions and upgrade our operations, or expose us to risk of further environmental liability.

Our business could be disrupted or we could incur substantial costs because of government laws and regulations.

        We are subject to various federal, state and local laws relating to many aspects of our business, including labeling, sanitation, health and safety and manufacturing processes. We cannot predict the types of government regulations that may be enacted in the future or how existing or future laws or regulations will be interpreted or enforced. The enactment of more stringent laws or regulations or a stricter interpretation of existing laws and regulations may cause a disruption in our operations or require additional expenditures by us, some of which could be material. We may incur material costs and liabilities in order to comply with any such laws and regulations and such costs and liabilities may result in substantial expenses to us and could divert management's time and attention.

If we are unable to retain senior executives and attract and retain other qualified employees, our business might be adversely affected.

        Our success depends in part on our ability to attract, hire, train and retain qualified managerial, sales and marketing personnel. Competition for these types of personnel is high. Our success also depends to a significant extent on the continued service and performance of our management team and, in particular, our senior management, including our Chief Executive Officer, Chief Operating Officer, Chief Financial Officer, Chief Administrative Officer, and Chief Customer Officer. We may be unsuccessful in attracting and retaining the personnel we require to conduct our operations successfully. We cannot assure you that we will be successful in attracting suitable candidates for other positions that are or may need to be filled. In particular, uncertainty related to the ongoing antitrust investigations and related civil litigation may make attracting qualified personnel more difficult and may make it more difficult to retain our existing management team. Our inability to successfully attract and retain qualified personnel or the loss of any member of our management team could impair our ability to execute our business plan. In addition, we do not carry "key man" life insurance which would mitigate the impact of any such impairment.

Accidents involving our products and equipment could expose us to increased costs as a result of product liability claims.

        We are subject to a risk of product liability claims and adverse publicity if a consumer is or claims to be harmed while using our products or equipment. Any such claim may result in negative publicity, loss of revenues or higher costs associated with litigation.

        We currently carry product liability insurance. However, this insurance may be insufficient to pay for all or a large part of these losses. If our insurance does not adequately cover these losses, our results of operations and cash flow would decrease and such a decrease could be material.

We may lose customers' business to competitors as a result of our limited intellectual property protection, including on The Ice Factory.

        As the sole major ice supplier using an on-site production and delivery system at our customers' retail locations, we have enjoyed a competitive advantage over our competitors. Our proprietary ISB system is preferred by certain of our high volume customers to traditional ice delivery and gives us more flexibility during peak seasons. However, our intellectual property protection rights are limited in scope and value, and certain of our patents are set to expire at various dates from 2010 through 2026. Competitors sometimes test machines similar to our ISB system. Other competitors in the ice vending segment are testing and deploying self-contained units to produce ice at the point of sale. Certain of these competitors have had limited success in our markets. If any of our competitors are successful with a significant rollout of any such system, we could lose business to these companies, which would result in decreased cash flows and results of operations.

        It is our practice to protect certain of our proprietary materials and processes by relying on trade secret laws and non-disclosure and confidentiality agreements. Confidentiality or trade secrets may not be maintained and others may independently develop or obtain access to such materials or processes, which could adversely affect our competitive position and ability to differentiate our products and services from our competitors' offerings.

Limitations on our ability to utilize our tax assets before they expire may negatively affect financial results and the ability to pay dividends.

        As of December 31, 2009, we had net operating loss carryforwards for U.S. federal income tax purposes of approximately $69 million, of which approximately $19 million were generated prior to August 15, 2003. There are annual limitations on the utilization of the $19 million portion of the net operating loss carryforwards due to changes in ownership on and prior to August 15, 2003. Further, since at the closing of our initial public offering on August 12, 2005 our prior equity investors ceased to own a majority of our common stock, new limitations apply to the approximately $33 million of net operating loss carry-forwards that were generated from August 15, 2003 to August 12, 2005 and additional limitations apply to the net operating loss carry-forwards generated prior to August 15, 2003.

        If we are not able to utilize our tax assets in the manner or in the timeframe we anticipate, our future after-tax cash flow will be reduced.

We do not have written customer agreements with most of our customers, which could lead to unexpected customer loss and adversely affect our business.

        As is customary in our industry, we do not generally have written agreements with our customers. As a result, our customers can terminate their relationship with us at any time without notice or penalty. In addition, even if our customers should decide to continue their relationship with us, there can be no guarantee that our customers will purchase the same amount of our products as in the past, or that purchases will be on similar terms. Any loss of a significant customer, change in the terms of the relationship with a significant customer or a material decrease in the amount of products purchased by a significant customer could have a material adverse affect on our business, results of operation and financial condition.

The expansion of our ISB and ice machine leasing businesses may not provide expected returns, which could adversely affect our results of operations and financial condition.

        Our strategic vision calls for, among other things, expansion of our ISB and ice machine leasing businesses.

        Proper site selection is critical to achieving the required financial return on an ISB system to support the upfront capital expenditures required to build and place each ISB system. If we fail to properly select sites for additional ISB systems, if the costs of operating and maintaining those systems exceed our expectations or if we fail to obtain sufficient pricing from our customers to support those systems we would not achieve our expected returns on our investments in additional ISB systems and our results of operations and financial condition could be adversely affected.

        We have limited experience in the ice machine leasing business. Expansion of that business will require capital investments and may involve unforseen risks. Failure to achieve our anticipated results in the ice machine leasing business could adversely affect our results of operations and financial condition.

Risks related to the notes

The following risks apply to the old notes and will apply equally to the new notes:

Our substantial level of indebtedness could adversely affect our financial condition and prevent us from fulfilling our obligations under the notes and our other indebtedness.

        We now have substantial indebtedness, which requires significant interest payments. As of March 31, 2010, we had total indebtedness of $450.6 million, including $300.0 million outstanding under the new first lien notes, $138.8 million outstanding under the new second lien notes, $11.7 million of Holdco Notes and $0.1 million of other debt. Our high level of indebtedness could have important consequences. For example, it could:

  •
  make it more difficult for us to satisfy our obligations under the notes, as well as our New Credit Facility, exposing us to the risk of default, which could result in a foreclosure on our assets, which, in turn, would negatively affect our ability to operate as a going concern;

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  make it more difficult for us to satisfy our obligations on the Holdco Notes not tendered in the Holdco Notes Exchange;

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  require us to dedicate a substantial portion of our cash flow from operations to interest and principal payments on our indebtedness, reducing the availability of our cash flow for other purposes, such as capital expenditures, acquisitions, dividends and working capital;

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  limit our flexibility in planning for, or reacting to, changes in our business and the industries in which we operate;

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  increase our vulnerability to general adverse economic and industry conditions;

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  place us at a disadvantage compared to our competitors that have less debt;

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  expose us to fluctuations in the interest rate environment because the interest rates on borrowings under our New Credit Facility will be variable;

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  increase our cost of borrowing; and

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  limit our ability to borrow additional funds.

Despite our current indebtedness levels, we may still incur significant additional indebtedness. Incurring more indebtedness could increase the risks associated with our substantial indebtedness.

        We may be able to incur substantial additional indebtedness, including additional secured indebtedness, in the future. The terms of the indentures governing the notes and our New Credit Facility do not limited Reddy Holdings' ability to incur additional indebtedness. The terms of the indentures governing the notes and our New Credit Facility limit, but do not prohibit, us from incurring additional indebtedness. In addition, the indentures allow us to issue additional notes under certain circumstances. Such additional notes will also be guaranteed by Reddy Holdings and will share in the Collateral that secures the notes and our New Credit Facility. The indentures also allow us to incur certain other additional secured debt and allow any future foreign subsidiaries to incur additional debt, which would be structurally senior to the notes. In addition, the indentures do not prevent us from incurring other liabilities that do not constitute indebtedness. See "Description of the first lien notes" and "Description of the second lien notes." This may have the effect of reducing the amounts available to pay interest on the notes. If we incur new debt or other liabilities, the related risks that we now face could intensify.

We may not be able to generate sufficient cash to service our indebtedness, including the notes, and we may be forced to take other actions to satisfy our payment obligations under our indebtedness, which may not be successful.

        Our ability to make scheduled payments on or to refinance our debt obligations depends on our future performance, which will be affected by financial, business and economic conditions and other factors. We will not be able to control many of these factors, such as economic conditions in the industry in which we operate and competitive pressures. Our cash flow may not be sufficient to allow us to pay principal and interest on our debt and to meet our other obligations. If our cash flows and capital resources are insufficient to fund our debt service obligations, we may be forced to reduce or delay investments and capital expenditures, or to sell assets, seek additional capital or restructure or refinance our indebtedness, including the notes. These alternative measures may not be successful and may not permit us to meet our scheduled debt service obligations. In addition, the terms of existing or future debt agreements, including our New Credit Facility and the indentures relating to the notes, may restrict us from pursuing any of these alternatives. Any limitation on our ability to pay principal of and interest on the notes would likely reduce the value of the notes.

        Additionally, the Holdco Notes which were not exchanged in the Holdco Notes Exchange will mature, and must be repaid or refinanced, prior to the maturity date of the notes.

Our New Credit Facility and the indentures governing the notes impose significant operating and financial restrictions on us and our future subsidiaries, which may prevent us from capitalizing on business opportunities and taking some actions.

        The agreements that govern the terms of our debt, including the indentures that govern the notes and our New Credit Facility, impose significant operating and financial restrictions on us. These restrictions limit our ability to, among other things:

  •
  incur additional indebtedness;

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  incur liens;

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  make investments and sell assets;

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  pay dividends and make other distributions;

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  purchase our stock;

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  engage in business activities unrelated to our current business;

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  enter into transactions with affiliates; or

  •
  consolidate, merge or sell all or substantially all of our assets.

        In addition, under our New Credit Facility we are required to satisfy and maintain specified financial ratios and other financial condition tests. Our ability to meet those financial ratios and tests can be affected by events beyond our control, and we cannot assure you that we will meet those ratios and tests. A breach of any of these covenants could result in a default under our New Credit Facility. Upon the occurrence of an event of default under our New Credit Facility, our lenders could elect to declare all amounts outstanding under our New Credit Facility to be immediately due and payable and terminate all commitments to extend further credit. If more than $10.0 million of indebtedness is outstanding under our New Credit Facility at the time of any such acceleration, an event of default will occur under the indentures governing the notes.

        As a result of these covenants and restrictions, we are limited in how we conduct our business and we may be unable to raise additional debt or equity financing to compete effectively or to take advantage of new business opportunities. The terms of any future indebtedness we may incur could include more restrictive covenants. A breach of any of these covenants could result in a default in respect of the related indebtedness. If a default occurs, the relevant lenders could elect to declare the indebtedness, together with accrued interest and other fees, to be due and payable immediately and proceed against any Collateral securing that indebtedness.

        This, in turn, could cause our other debt to become due and payable as a result of cross-acceleration provisions contained in the agreements governing such other debt. In the event that some or all of our debt is accelerated and becomes immediately due and payable, we may not have the funds to repay, or the ability to refinance, such debt.

There are circumstances other than repayment or discharge of the notes under which Collateral could be released automatically without the consent of the holders of the notes, which could be adverse to holders of notes.

        Under various circumstances, all or a portion of the Collateral may be released, including:

  •
  to enable the sale, transfer or other disposal of such Collateral in a transaction not prohibited under the indentures, including the sale of any entity in its entirety that owns or holds such Collateral; and

  •
  with respect to Collateral held by a guarantor, upon the release of such guarantor from its guarantee.

        As of the issue date, we do not have any subsidiaries and accordingly there will be no such guarantees. If we have wholly owned domestic subsidiaries in the future (subject to certain exceptions), they will be required to become subsidiary guarantors and guarantee the notes. The guarantee of any future subsidiary guarantor will be released in connection with a sale of such subsidiary guarantor in a transaction not prohibited by the indentures. The indentures also permit us to designate one or more of our restricted subsidiaries that is a guarantor of the notes as an unrestricted subsidiary. If we designate a subsidiary guarantor as an unrestricted subsidiary, all of the liens on any Collateral owned by such subsidiary or any of its subsidiaries and any guarantees of the notes by such subsidiary or any of its subsidiaries will be released under the indentures but not under the New Credit Facility. Designation of an unrestricted subsidiary will reduce the aggregate value of the Collateral with respect to the notes to the extent that liens on the assets of the unrestricted subsidiary and its subsidiaries are released. In addition, the creditors of the unrestricted subsidiary and its subsidiaries will have a senior claim on the assets of such unrestricted subsidiary and its subsidiaries. See "Description of the first lien notes" and "Description of the second lien notes."

Rights of holders of notes in the Collateral may be adversely affected by the failure to perfect liens on certain Collateral acquired in the future.

        Applicable law requires that certain property and rights acquired after the grant of a general security interest or lien can only be perfected at the time such property and rights are acquired and identified. Although the indentures contain customary further assurances covenants, there can be no assurance that the trustee or the collateral agent will monitor, or that we will inform the trustee or the collateral agent of the future acquisition of property and rights that constitute Collateral, and that the necessary action will be taken to properly perfect the lien on such after-acquired Collateral. Neither the trustee nor the collateral agent for the notes has any obligation to monitor the acquisition of additional property or rights that constitute Collateral or the perfection of any security interests therein. Such failure may result in the loss of the practical benefits of the liens thereon or of the priority of the liens securing the notes.

Rights of holders of notes in the Collateral may be adversely affected by bankruptcy proceedings and holders of notes may not be entitled to post-petition interest in any bankruptcy proceeding.

        The right of the collateral agent for the notes to repossess and dispose of the Collateral securing the notes upon acceleration is likely to be significantly impaired by federal bankruptcy law if bankruptcy proceedings are commenced by or against us prior to or possibly even after the collateral agent has repossessed and disposed of the Collateral. Under the U.S. Bankruptcy Code, a secured creditor, such as the collateral agent for the notes, is prohibited from repossessing its security from a debtor in a bankruptcy case, or from disposing of security repossessed from a debtor, without bankruptcy court approval. Moreover, bankruptcy law permits the debtor to continue to retain and to use Collateral, and the proceeds, products, rents, or profits of the Collateral, even though the debtor is in default under the applicable debt instruments, provided that the secured creditor is given "adequate protection." The meaning of the term "adequate protection" may vary according to circumstances, but it is intended in general to protect the value of the secured creditor's interest in the Collateral and may include cash payments or the granting of additional security, if and at such time as the court in its discretion determines, for any diminution in the value of the Collateral as a result of the stay of repossession or disposition or any use of the Collateral by the debtor during the pendency of the bankruptcy case. In view of the broad discretionary powers of a bankruptcy court, it is impossible to predict how long payments under the notes could be delayed following commencement of a bankruptcy case, whether or when the collateral agent would repossess or dispose of the Collateral, or whether or to what extent holders of the notes would be compensated for any delay in payment of loss of value of the Collateral through the requirements of "adequate protection." Furthermore, in the event the bankruptcy court determines that the value of the Collateral is not sufficient to repay all amounts due on the notes, the holders of the notes would have "undersecured claims" as to the difference. Federal bankruptcy laws do not permit the payment or accrual of interest, costs, and attorneys' fees for "undersecured claims" during the debtor's bankruptcy case.

We may not be able to repurchase the notes upon a change of control or pursuant to an asset sale offer.

        Upon a change of control, as defined under the indentures governing the notes, the holders of notes have the right to require us to offer to purchase all of the notes then outstanding at a price equal to 101% of their principal amount plus accrued and unpaid interest. In order to obtain sufficient funds to pay the purchase price of the outstanding notes, we expect that we would have to refinance the notes. We cannot assure you that we would be able to refinance the notes on reasonable terms, if at all. Our failure to offer to purchase all outstanding notes or to purchase all validly tendered notes would be an event of default under the indentures. Such an event of default may cause the acceleration of our other debt. Our other debt also may contain restrictions on repayment requirements with respect to specified events or transactions that constitute a change of control under the indentures. A recent

Delaware Chancery Court decision, which may be persuasive to a court applying Nevada corporate law to us, found that incumbent directors are permitted to approve as a continuing director any person, including one nominated by a dissident stockholder and not recommended by the board, as long as the approval is granted in good faith and in accordance with the board's fiduciary duties. Accordingly, a holder of notes may not be able to require us to purchase notes as a result of the change in the composition of the directors on our board. The same court also observed that certain provisions in indentures, such as continuing director provisions, could function to entrench an incumbent board of directors and could raise enforcement concerns if adopted in violation of a board's fiduciary duties. If such a provision were found unenforceable, holders would not be able to require us to repurchase notes as a result of a change of control resulting from a change in the composition of our board. See "Description of the first lien notes—Change of control" and "Description of the second lien notes—Change of control." In addition, in certain circumstances specified in the indentures governing the notes, we are required to commence an asset sale offer, as defined in the indentures, pursuant to which we will be obligated to offer to purchase the applicable notes at a price equal to 100% of their principal amount plus accrued and unpaid interest. Our other debt may contain restrictions that would limit or prohibit us from completing any such asset sale offer. Our failure to purchase any such notes when required under the indentures would be an event of default under the indentures.

Certain laws and regulations may impose restrictions or limitations on foreclosure.

        Our obligations under the notes are secured only by the Collateral described in this prospectus. The collateral agent's ability to foreclose on the Collateral on your behalf may be subject to perfection, priority issues, state law requirements and practical problems associated with the realization of the collateral agent's security interest or lien in the Collateral, including cure rights, foreclosing on the Collateral within the time periods permitted by third parties or prescribed by laws, obtaining third party consents, making additional filings, statutory rights of redemption, and the effect of the order of foreclosure. We cannot assure you that the consents of any third parties and approvals by governmental entities will be given when required to facilitate a foreclosure on such assets. Therefore, we cannot assure you that foreclosure on the Collateral will be sufficient to make all payments on the notes.

        In addition, our business requires numerous registrations, licenses and permits. Continued operation of our manufacturing plants that are significant to the value of the Collateral for the notes depends on the maintenance of such registrations, licenses and permits. Our business is subject to substantial regulation and registration, license and permit requirements and may be adversely affected if we are unable to comply with existing regulations or requirements or changes in applicable regulations or requirements. In the event of foreclosure, the transfer of such registrations, licenses and permits may be prohibited and may require us to incur significant cost and expense. Further, we cannot assure you that the applicable governmental authorities will consent to the transfer of such registrations, licenses and permits. If the regulatory approvals required for such transfers are not obtained or are delayed, the foreclosure may be delayed, a temporary shutdown of operations may result and the value of the Collateral may be significantly decreased.

Any future pledge of Collateral might be avoidable in bankruptcy.

        Any future pledge of Collateral in favor of the collateral agent (for its benefit and for the benefit of the trustee and the holders of the notes), including pursuant to security documents delivered after the date of the indentures governing the notes, might be avoidable by the pledgor (as debtor in possession) or by its trustee in bankruptcy if certain events or circumstances exist or occur, including if the pledgor is insolvent at the time of the pledge, the pledge permits the holders of the notes to receive a greater recovery than they would have received in a hypothetical liquidation under Chapter 7 of the U.S. Bankruptcy Code if the pledge had not been given and a bankruptcy proceeding in respect of the pledge is commenced within 90 days following the pledge, or, in certain circumstances, a longer period. To the extent that the grant of any such mortgage or other security interest is avoided as a preference, you would lose the benefit of the mortgage or security interest. Certain of the assets securing the notes were not subject to a valid and perfected security interest on the closing date.

        If we were to become subject to a bankruptcy proceeding after the issue date of the notes, any mortgage delivered or modified after the issue date of the notes would face a greater risk of being invalidated than if we had delivered it at the issue date. If a mortgage is delivered after the issue date, it will be, and if modified after the issue date it may be, treated under bankruptcy law as if it were delivered to secure previously existing debt, which is materially more likely to be avoided as a preference by the bankruptcy court than if the mortgage were delivered and promptly recorded at the time of the issue date of the notes. To the extent that the grant of any such mortgage is avoided as a preference, you would lose the benefit of the security interest in the core property that the mortgage was intended to provide.

The Collateral is subject to casualty risks.

        We intend to maintain insurance or otherwise insure against hazards in a manner appropriate and customary for our business. There are, however, certain losses that may be either uninsurable or not economically insurable, in whole or in part. Insurance proceeds may not compensate us fully for our losses. If there is a complete or partial loss of any of the pledged Collateral, the insurance proceeds may not be sufficient to satisfy all of the secured obligations, including the notes and the guarantees.

        In the event of a total or partial loss to any of the mortgaged facilities, certain items of equipment, fixtures and other improvements and inventory may not be easily replaced. Accordingly, even though there may be insurance coverage, the extended period needed to manufacture or construct replacement of such items could cause significant delays.

Federal and state fraudulent transfer laws may permit a court to void the guarantees, if any, and, if that occurs, you may not receive any payments on the notes.

        The issuance of the guarantees, if any are entered into after the closing date, may be subject to review under federal and state fraudulent transfer and conveyance statutes. While the relevant laws may vary from state to state, under such laws the incurrence of a guarantee obligation will be a fraudulent conveyance if a guarantor received less than reasonably equivalent value or fair consideration in exchange for issuing such guarantee, and one of the following is also true:

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  such guarantor was insolvent or rendered insolvent by reason of the incurrence of the indebtedness;

  •
  the guarantor was left with an unreasonably small amount of capital to carry on the business; or

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  the guarantor intended to, or believed that it would, incur debts beyond its ability to pay as they mature.

        If a court were to find that the issuance of a guarantee was a fraudulent conveyance, the court could void the payment obligations under such guarantee or subordinate such guarantee to presently existing and future indebtedness of such guarantor, or require the holders of the notes to repay any amounts received with respect to such guarantee. In the event of a finding that a fraudulent conveyance occurred, you may not receive any repayment on the notes.

        Generally, an entity would be considered insolvent if, at the time it incurred indebtedness and after giving effect to such incurrence:

  •
  the sum of its debts, including contingent liabilities, was greater than the fair saleable value of all its assets;

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  the present fair saleable value of its assets was less than the amount that would be required to pay its probable liability on its existing debts and liabilities, including contingent liabilities, as they become absolute and mature; or

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  it could not pay its debts as they become due.

        We cannot be certain as to the standards a court would use to determine whether or not a guarantor was solvent at the relevant time, or regardless of the standard that a court uses, that the issuance of the guarantees would not be subordinated to our or a guarantor's other debt.

The amount that can be collected under future subsidiary guarantees, if any, will be limited.

        Each future guarantee, if any are entered into after the closing date, will contain a provision intended to limit the guarantor's liability to the maximum amount that it could incur without causing the incurrence of obligations under its guarantee to be a fraudulent transfer. This provision may not be effective to protect the subsidiary guarantees from being voided under applicable fraudulent transfer laws or may reduce the guarantor's obligation to an amount that effectively makes the subsidiary guarantee worthless. In a recent Florida bankruptcy case, this kind of provision was found to be ineffective to protect the guarantees.

The right to receive payments on the notes will be structurally subordinated to the liabilities of any future non-guarantor subsidiaries.

        The notes are structurally subordinated to all indebtedness of our subsidiaries that are not guarantors of the notes. While the indentures governing the notes limit the indebtedness and activities of these non-guarantor subsidiaries, holders of indebtedness of, and trade creditors of, non-guarantor subsidiaries, are entitled to payments of their claims from the assets of such subsidiaries before those assets are made available for distribution to any guarantor as a direct or indirect shareholder. On the closing date there were not any non-guarantor subsidiaries. The indentures governing the notes do not require future foreign subsidiaries or certain special purpose subsidiaries to guarantee the notes.

        In the event that any of the non-guarantor subsidiaries or joint venture entities becomes insolvent, liquidates or otherwise reorganizes:

  •
  the creditors of the guarantors (including the holders of the notes) will have no right to proceed against such subsidiary's assets; and

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  the creditors of such non-guarantor subsidiary, including trade creditors, will generally be entitled to payment in full from the sale or other disposal of assets of such subsidiary, before any guarantor as direct or indirect shareholder, will be entitled to receive any distributions from such subsidiary.

The pledge of the capital stock, other securities and similar items of our future subsidiaries, if any, that secure the notes may automatically be released from the lien on them and no longer constitute collateral for so long as the pledge of such capital stock or such other securities would require the filing of separate financial statements with the SEC for that subsidiary.

        If we create or acquire subsidiaries in the future, the notes will be secured by a pledge of the stock of some of our subsidiaries. Under the SEC regulations in effect as of the issue date of the notes, if the par value, book value as carried by us or market value (whichever is greatest) of the capital stock, other securities or similar items of a subsidiary pledged as part of the collateral is greater than or equal to 20% of the aggregate principal amount of the notes then outstanding, such subsidiary would be required to provide separate financial statements to the SEC. Therefore, the indentures and the collateral documents provide that any capital stock and other securities of any of our future subsidiaries, if any, will be excluded from the collateral for so long as the pledge of such capital stock or other securities to secure the notes would cause such subsidiary to be required to file separate financial statements with the SEC pursuant to Rule 3-16 of Regulation S-X (as in effect from time to time). As a result, holders of the notes could lose a portion or all of their security interest in the capital stock or other securities of those subsidiaries during such period. It may be more difficult, costly and time-consuming for holders of the notes to foreclose on the assets of a subsidiary than to foreclose on its capital stock or other securities, so the proceeds realized upon any such foreclosure could be significantly less than those that would have been received upon any sale of the capital stock or other securities of such subsidiary. In addition, in the event that the capital stock or other securities of a future subsidiary is included in the Collateral as described above, the collateral agent under the New Credit Facility would be entitled to maintain possession of such capital stock or other securities until the payment in full of the obligations under the New Credit Facility and, thereafter, the collateral agent under the old first lien notes would be entitled to maintain possession of such capital stock or other securities until the payment in full of the old first lien notes. See "Description of the first lien notes—Security" and "Description of the second lien notes—Security."

The market price for the notes may be volatile.

        Historically, the market for non-investment grade debt has been subject to disruptions that have caused substantial fluctuations in the price of the securities. Even if a trading market for the notes develops, it may be subject to disruptions and price volatility. Any disruptions may have a negative effect on noteholders, regardless of our prospects and financial performance.

The following risks apply to the old first lien notes and will apply equally to the new first lien notes:

The notes will be secured only to the extent of the value of the assets that have been granted as security for the notes and in the event that the security is enforced against the Collateral, the holders of the notes will receive proceeds from the Collateral only after the lenders under our New Credit Facility.

        If we default on the notes, the holders of the notes will be secured only to the extent of the value of the assets underlying their security interest. Not all of our assets secure the notes and we will not take action to perfect all liens on assets which do secure the notes. Furthermore, upon enforcement against any Collateral or in insolvency, under the terms of the First Lien Intercreditor Agreement proceeds of such enforcement will first be used to pay obligations outstanding under our New Credit Facility (including post-petition interest, whether or not allowable in any bankruptcy case) and certain hedging and cash management arrangements prior to paying the notes.

The value of the Collateral securing the notes may not be sufficient to satisfy our obligations under the notes and the other obligations secured by an equal and ratable lien on the Collateral.

        Obligations under the notes are secured by a first-priority lien on the Collateral. No appraisal of the value of the Collateral has been made in connection with this offering, and the fair market value is subject to fluctuations based on factors that include, among others, changing economic conditions, competition and other future trends. By its nature, some or all of the Collateral may be illiquid and may have no readily ascertainable market value. In the event of a foreclosure, liquidation, bankruptcy or similar proceeding, no assurance can be given that the proceeds from any sale or liquidation of the Collateral will be sufficient to pay our obligations under the notes, in full or at all, after first satisfying our obligations in full under the New Credit Facility. There also can be no assurance that the Collateral will be saleable and, even if saleable, the timing of its liquidation would be uncertain. To the extent that liens, rights or easements granted to third parties encumber assets located on property owned by us, such third parties have or may exercise rights and remedies with respect to the property subject to such liens that could adversely affect the value of the Collateral and the ability of the collateral agent to foreclose on the Collateral. In addition, we did not have liens perfected on all of the Collateral securing the notes prior to the closing of the offering. Accordingly, there may not be sufficient

Collateral to pay all or any of the amounts due on the notes. Any claim for the difference between the amount, if any, realized by holders of the notes from the sale of the Collateral securing the notes and the obligations under the notes will rank equally in right of payment with any second lien debt, all of our other unsecured unsubordinated indebtedness and other obligations, including trade payables. With respect to some of the Collateral, the collateral agent's security interest and ability to foreclose will also be limited by the need to meet certain requirements, such as obtaining third party consents and making additional filings. If we are unable to obtain these consents or make these filings, the security interests may be invalid and the holders will not be entitled to the Collateral or any recovery with respect thereto. We cannot assure you that any such required consents can be obtained on a timely basis or at all. These requirements may limit the number of potential bidders for certain Collateral in any foreclosure and may delay any sale, either of which events may have an adverse effect on the sale price of the Collateral. Therefore, the practical value of realizing on the Collateral may, without the appropriate consents and filings, be limited.

The rights of holders of notes in the Collateral may be adversely affected by the First Lien Intercreditor Agreement.

        Under the terms of the First Lien Intercreditor Agreement by and among the collateral agent for the holders of notes, the collateral agent under the New Credit Facility and the other parties from time to time thereto, the liens securing the obligations under the New Credit Facility and obligations under certain hedging and cash management arrangements on any assets of ours or the guarantors generally rank equally with the liens on such assets securing our and the guarantors' obligations under the notes and the guarantees. However, the First Lien Intercreditor Agreement provides that the obligations under the New Credit Facility (including post-petition interest, whether or not allowable in any bankruptcy case) as well as under such hedging and cash management arrangements will be paid prior to the obligations under the notes and guarantees in the event of any foreclosure or bankruptcy event.

        Additionally, the First Lien Intercreditor Agreement generally permits each of the collateral agent for the holders of the notes, the collateral agent for the lenders under the New Credit Facility and the collateral agent for any other holders of pari passu lien indebtedness to independently enforce their liens on the Collateral (provided that distributions received on enforcement are applied as provided in the First Lien Intercreditor Agreement). It is possible that disputes may occur between the holders of the notes and lenders under our New Credit Facility or other secured parties as to the appropriate manner of pursuing enforcement remedies with respect to the Collateral which may delay enforcement of the Collateral, result in litigation and/or result in enforcement actions against the Collateral that are not approved by the holders of the notes. See "Description of the first lien notes—First lien intercreditor agreement."

The following risks apply to the old second lien notes and will apply equally to the new second lien notes:

If a bankruptcy petition were filed by or against us, holders of the notes may receive a lesser amount for their claim than they would have been entitled to receive under the indenture governing the notes.

        If a bankruptcy petition were filed by or against us under the United States Bankruptcy Code after the issuance of the notes, the claim by any holder of the notes for the principal amount of the notes may be limited to an amount equal to the sum of:

  •
  the original issue price for the notes; and

  •
  that portion of the discount that does not constitute "unmatured interest" for purposes of the United States Bankruptcy Code.

        Any discount that was not amortized as of the date of the bankruptcy filing would constitute unmatured interest. Accordingly, holders of the notes under these circumstances may receive a lesser amount than they would be entitled to under the terms of the indenture governing the notes, even if sufficient funds are available.

The collateral securing the notes is subject to control by creditors with first priority liens. If there is a default, the value of the collateral may not be sufficient to repay both the first priority creditors and the holders of the notes.

        The notes are secured on a second-priority basis by substantially all of the Collateral securing the New Credit Facility and old first lien notes (including any refinancing thereof in the form of bank loans, debt securities or other indebtedness) on a first priority basis. In addition, under the terms of the indenture governing the notes, we are permitted in the future to incur additional indebtedness and other obligations that may share in the second-priority liens on the Collateral securing the notes, and in certain circumstances, in the first priority liens on the Collateral securing the New Credit Facility and old first lien notes.

        The holders of our obligations secured by the first priority liens on the Collateral will be entitled to receive proceeds from any realization of the collateral to repay their obligations in full before the holders of the notes and other obligations secured by second-priority liens will be entitled to any recovery from the Collateral. We cannot assure you that, in the event of a foreclosure on the Collateral or a bankruptcy, the proceeds from the sale of all of such Collateral would be sufficient to satisfy the amounts outstanding under the notes and our other obligations secured by the second-priority liens, if any, after payment in full of all obligations secured by the first priority liens on the Collateral. If such proceeds were not sufficient to repay amounts outstanding under the New Notes, then holders of the notes (to the extent not repaid from the proceeds of the sale of the Collateral) would only have an unsecured claim against our remaining assets, which claim will rank equal in priority to the unsecured claims with respect to any unsatisfied portion of the obligations secured by the first priority liens and our other unsecured senior indebtedness. As of March 31, 2010, we had approximately $450.6 million of indebtedness, of which $438.8 million was secured by first priority liens, and $35.0 million was available for borrowing under the New Credit Facility. Under the indenture governing the notes, we may incur additional indebtedness secured by first priority liens and second-priority liens so long as such first and second-priority liens are securing indebtedness permitted to be incurred by the covenants described under "Description of the second lien notes" and certain other conditions are met. Our ability to designate future debt as either first priority secured or second-priority secured and, in either event, to enable the holders thereof to share in the Collateral on either a priority basis or a pari passu basis with holders of the notes, New Credit Facility and old first lien notes, may have the effect of diluting the ratio of the value of such Collateral to the aggregate amount of the obligations secured by the collateral.

The lien-ranking provisions set forth in the indenture governing the notes and the Junior Lien Intercreditor Agreement will substantially limit the rights of the holders of the notes with respect to the Collateral securing the notes.

        The rights of the holders of the notes with respect to the Collateral securing the notes are substantially limited pursuant to the terms of the lien-ranking provisions set forth in the indenture and security documents governing the notes and in the Junior Lien Intercreditor Agreement. Under those lien-ranking provisions, at any time that obligations that have the benefit of the first priority liens (including our New Credit Facility and the old first lien notes) are outstanding, any actions that may be taken in respect of the Collateral, including the ability to cause the commencement of enforcement proceedings against the Collateral and to control the conduct of such proceedings, and the approval of amendments to, releases of Collateral from the lien of, and waivers of past defaults under, the collateral documents, will be at the direction of the holders of the obligations secured by the first priority liens. The trustee, on behalf of the holders of the notes, will not have the ability to control or direct such actions, even if the rights of the holders of the notes are adversely affected. Additional releases of Collateral from the second-priority lien securing the notes are permitted under some circumstances. The holders will also waive certain rights normally accruing to secured creditors in a bankruptcy. See "Description of the second lien notes—Security."

The collateral can be released in certain circumstances without consent of the holders of the notes.

        Under the terms of the New Credit Facility and the indenture governing the notes, we are permitted to sell the Collateral subject to certain limitations. Therefore, the Collateral available to secure the New Credit Facility and the notes could be reduced in connection with the sales of assets or otherwise. In certain circumstances, the proceeds from the sale of assets will not be included in the Collateral securing the New Credit Facility and the notes or may, in certain circumstances, be included in the Collateral securing our first priority lien obligations. See "Description of the second lien notes—Certain covenants."

 Use of proceeds

        We will not receive any cash proceeds from the issuance of the new notes pursuant to the exchange offers. In consideration for issuing the new notes as contemplated in this prospectus, we will receive in exchange a like principal amount of old notes, the terms of which are substantially identical to the new notes. The old notes surrendered in exchange for the new notes will be retired and cancelled and cannot be reissued. Accordingly, the issuance of the new notes will not result in any change in our capitalization.

 Ratio of earnings to fixed charges

        The following table shows Reddy Holdings' ratio of earnings to fixed charges for the periods indicated:

	Year ended December 31,					Three months ended March 31, 2010	Three months ended March 31, 2009	Pro forma year ended December 31, 2009	Pro forma three months ended March 31, 2010
	2009	2008	2007	2006	2005
Ratio of earnings to fixed charges(1)	1.25	N/A	1.45	1.77	1.40	N/A	N/A	N/A	N/A

(1)
During certain of the periods presented above, earnings were not sufficient to cover fixed charges. For the year ended December 31, 2008, the deficiency was $141,799. For the three months ended March 31, 2010 and 2009, the deficiency was $33,828 and $22,633, respectively. For the year ended December 31, 2009 and the three months ended March 31, 2010, the deficiency on a pro forma basis was $16,878 and $39,462, respectively.

        The following table shows Reddy Ice's ratio of earnings to fixed charges for the periods indicated:

	Year Ended December 31,					Three months ended March 31, 2010	Three months ended March 31, 2009	Pro forma year ended December 31, 2009	Pro forma three months ended March 31, 2010
	2009	2008	2007	2006	2005
Ratio of earnings to fixed charges(1)	2.55	N/A	2.47	2.78	0.82	N/A	N/A	N/A	N/A

(1)
During certain of the periods presented above, earnings were not sufficient to cover fixed charges. For the year ended December 31, 2008, the deficiency was $127,318. For the three months ended March 31, 2010 and 2009, the deficiency was $29,550 and $15,645, respectively. For the year ended December 31, 2009 and the three months ended March 31, 2010, the deficiency on a pro forma basis was $16,519 and $38,227, respectively.

Capitalization

        The following table sets forth the cash and cash equivalents and capitalization as of March 31, 2010 of Reddy Holdings and its subsidiary. This information should be read together with "Summary—The transactions" and our historical consolidated financial statements and related notes included elsewhere in this prospectus.

(Dollars in millions)	As of March 31, 2010
(Unaudited)
Cash and cash equivalents	$54.4

Long-term debt:
Revolving Credit Facility	—
First Lien Notes	300.0
Second Lien Notes	138.8
Holdco Notes	11.7
Other notes payable	0.1

Total long-term debt	450.6

Total stockholders' equity (deficit)	(13.5)

Total capitalization	$437.1

 Selected historical financial data

        You should read the following consolidated financial data table in conjunction with our consolidated financial statements and related notes and "Management discussion and analysis" in this prospectus. The financial information as of and for the three months ended March 31, 2009 and 2010 is derived from our unaudited consolidated financial statements and related notes included elsewhere in this prospectus. The financial information as of December 31, 2008 and 2009 and for the fiscal years ended December 31, 2007, 2008 and 2009, is derived from our audited consolidated financial statements and related notes included elsewhere in this prospectus. The financial information as of December 31, 2005, 2006 and 2007 and for the fiscal years ended December 31, 2005 and 2006, is derived from our audited consolidated financial statements and related notes not included this prospectus. Our historical results are not necessarily indicative of the results to be expected in any future period.

	Year ended December 31,					Three months ended March 31,
(Dollars in thousands)	2009	2008	2007	2006	2005	2010	2009
Operating data:
Revenues	$312,331	$329,298	$339,038	$334,950	$306,255	$35,894	$42,246
Cost of sales (excluding depreciation)	198,241	214,905	215,204	205,936	187,949	34,908	35,480
Depreciation expense related to cost of sales	21,406	20,796	19,832	18,532	17,783	5,314	5,128
Gross profit (loss)	92,684	93,597	104,002	110,482	100,523	(4,328)	1,638
Operating expenses	50,782	47,550	44,981	48,475	40,449	13,119	12,177
Depreciation and amortization expense	7,066	6,715	6,176	5,621	5,450	1,876	1,709
Loss (gain) on dispositions of assets	2,329	1,869	1,743	1,060	1,157	227	(4)
Impairment of goodwill and long-lived assets	—	149,905	1,440	370	—	—	—
Acquisition expenses	—	—	—	—	—	2	—
(Gain) loss on diesel hedge	(581)	—	—	—	—	—	356
Cost of antitrust investigations and related litigation, net of insurance proceeds	(891)	15,524	—	—	—	913	2,882
Transaction costs related to merger agreement	—	835	2,456	—	—	—	—
Gain on property insurance settlement	—	(1,036)	—	—	—	—	—
Management agreement termination fees and transaction bonuses and expenses	—	—	—	—	6,171	—	—
Interest expense	26,802	31,893	31,307	29,624	34,421	7,259	7,221
Interest income	(133)	(825)	(852)	(869)	—	(4)	(70)
Gain on bargain purchase, net of acquisition costs	(582)	—	—	—	—	—	—
Gain on termination of merger agreement	—	(17,000)	—	—	—	—	—
Debt refinance costs	—	—	—	—	—	6,108	—
Loss on extinguishment of debt	—	—	—	—	28,189	—	—
Income tax benefit (expense)	(3,658)	21,402	(7,347)	(10,349)	5,733	11,231	10,666

Income (loss) from continuing operations	4,234	(120,431)	9,404	15,852	(9,581)	(22,597)	(11,967)
Income (loss) from discontinued operations, net of tax	—	—	939	(1,191)	(2,535)	—	—

Net income (loss)	$4,234	$(120,431)	$10,343	$14,661	$(12,116)	$(22,597)	$(11,967)

Balance sheet data:
Cash and cash equivalents	$44,649	$39,684	$17,183	$39,434	$33,997	$54,387
Restricted cash and cash equivalents	—	—	17,262	—	—	12,292
Working capital(1)	60,422	46,893	17,051	39,323	33,083	63,072
Total assets	455,665	454,559	607,560	610,272	603,764	481,611
Total debt	390,601	390,500	378,258	364,895	352,960	450,605
Total stockholders' equity (deficit)	8,797	872	139,982	167,648	183,183	(13,457)
Other financial data:
Net cash provided by (used in):
Cash flows—operating activities	$33,528	$52,029	$62,236	$70,265	$55,587	$(12,219)	$(18,646)
Cash flows—investing activities	(28,537)	(1,576)	(48,437)	(29,534)	(20,551)	(21,314)	(4,665)
Cash flows—financing activities	(26)	(27,952)	(36,050)	(35,294)	(5,517)	43,271	—
Capital expenditures(2)	(24,465)	(18,004)	(24,605)	(18,582)	(19,265)	(10,020)	(4,586)
Proceeds from dispositions	590	2,006	1,193	1,967	2,108	261	48
Cost of acquisitions and purchase of leased assets	1,025	4,359	27,209	12,936	3,394	763	—
Cost of equipment to be placed under operating leases(3)	(7,995)	—	—	—	—	—	—
Reimbursement of cost of equipment placed under operating leases activity	5,994	—	—	—	—	2,000	—

(1)
Working capital is defined as current assets less current liabilities.

(2)
Excludes the costs of acquisitions and purchases of leased assets.

(3)
Includes $2.0 million of assets placed under operating leases in January 2010.

        Unaudited pro forma net loss per share for the three months ended March 31, 2010 and the year ended December 31, 2009, were $1.19 and $0.61, respectively. Such pro forma net loss per share amounts are based on the weighted average number of shares of common stock used in the calculation of historical basic net income (loss) per share. For purposes of computing pro forma net loss per share (unaudited), the historical net loss for the three months ended March 31, 2010 was increased by $4.1 million and the historical net income for the year ended December 31, 2009 was reduced by $17.9 million as a result of the additional interest expense, net of tax, resulting from the debt refinancing transactions described herein.

Management discussion and analysis

        The following discussion and analysis of financial condition and results of operations should be read in conjunction with the "Selected historical financial data" and our consolidated financial statements and related notes included elsewhere in this prospectus. Except as noted, there are no material differences between the consolidated balances presented herein and the balances of Reddy Ice Corporation. This prospectus includes forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. The forward-looking statements include statements concerning, among other things, our business strategy, including anticipated trends and developments in and management plans for our business and the markets in which we operate; future financial results, operating results, revenues, gross margin, operating expenses, products, projected costs and capital expenditures; research and development programs; sales and marketing initiatives; and competition. Forward-looking statements are generally accompanied by words such as "expect" and other words with forward-looking connotations. These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance, or achievements to differ materially from those expressed or implied by these statements. Factors that might cause or contribute to such a discrepancy include, but are not limited to, those described in the sections entitled "Statements regarding forward-looking information" and "Risk factors", of this prospectus and in Reddy Holdings' SEC filings.

Overview

        We are the largest manufacturer and distributor of packaged ice in the United States and serve a variety of customers in 33 states and the District of Columbia. Our business consists of:

  •
  the traditional manufacture and delivery of ice from a central point of production to the point of sale; and

  •
  the installation and operation of The Ice Factory, our proprietary in-store bagging ("ISB") equipment located in high volume locations that produces, packages and stores ice through an automated, self contained system.

        Seasonality.    Our results of operations are highly seasonal, characterized by peak demand during the warmer months of May through September, with an extended peak selling season in the southern United States. As a result of this seasonality and the fixed costs in our business, the proportion of revenues earned and the ratio of costs to revenues in any given quarter are not necessarily indicative of the ratios for a full year. Revenues within specific markets can also be affected by weather conditions, with cool or rainy weather negatively impacting demand and extremely hot weather increasing our costs as we respond to excess customer demand for our products. Approximately 69%, 69%, and 68% of our revenues occurred during the second and third calendar quarters in 2009, 2008 and 2007, respectively. As a result of seasonal revenue declines and a less than proportional decline in certain expenses during the first and fourth calendar quarters, we typically experience lower profit margins resulting in losses during these periods. In addition, because a significant portion of our annual sales are generated during the second and third calendar quarters, our annual results of operations may fluctuate significantly if the weather during these periods is unusually cool or rainy on a national or regional basis. Cool and rainy weather has a negative impact on operations, while warm and dry weather generally has a positive impact. For additional information concerning the impact of seasonality on our results of operations, see "—General economic trends and seasonality".

        Revenues.    Our revenues primarily represent sales of packaged ice and packaged ice bags for use in our ISB equipment. There is no right of return with respect to these products. A portion of our revenues also represents fees earned under management agreements for ISB systems located outside our primary territories that are recognized as earned under contract terms.

        Cost of sales (excluding depreciation).    Our cost of sales (excluding depreciation) consists of costs related to the manufacturing and distribution of our products, including, in particular:

  •
  manufacturing and distribution labor costs;

  •
  raw materials (primarily polyethylene-based plastic bags);

  •
  product delivery expenses, including fuel and vehicle rental expense related to products delivered by our own distribution network, as well as fees paid to distributors who deliver ice to our customers on our behalf;

  •
  utility expenses (primarily electricity used in connection with the manufacturing, storage and distribution processes); and

  •
  ISB system costs associated with customer service representatives and machine technicians (ISB systems generally do not increase our plant occupancy, delivery or utility costs).

        Depreciation expense related to cost of sales and depreciation and amortization.    Depreciation and amortization are divided into two line items: depreciation expense related to cost of sales and depreciation and amortization expense. Depreciation expense related to cost of sales consists of depreciation expense for our production and distribution equipment. Depreciation and amortization expense consists of depreciation and amortization expense for our selling, general and administrative functions.

        Operating expenses.    Our operating expenses are costs associated with selling, general and administrative functions. These costs include executive officers' compensation, office and administrative salaries, insurance, legal and other professional services and costs associated with leasing office space. Labor costs, including associated payroll taxes and benefit costs, but excluding non-cash stock-based compensation expense, included in operating expenses represented approximately 9%, 7% and 7% of sales in 2009, 2008 and 2007, respectively and approximately 20% and 15% of revenues in the three months ended March 31, 2010 and 2009, respectively.

        Cost of antitrust investigations and related litigation.    Costs related to the current antitrust investigations and related litigation, net of insurance recoveries, are composed primarily of legal fees, document collection costs and the fees of other experts and consultants.

        Facilities.    At March 31, 2010, we owned or operated 55 ice manufacturing facilities, 70 distribution centers and approximately 3,500 Ice Factories. As of the same date, we had an aggregate daily ice manufacturing capacity of approximately 18,000 tons.

Three months ended March 31, 2010 compared to three months ended March 31, 2009

	Three months ended March 31,		Change from previous year
(Dollars in thousands)	2010	2009	Dollars	%
Consolidated results:
Revenues	$35,894	$42,246	$(6,352)	(15.0)
Cost of sales (excluding depreciation)	34,908	35,480	(572)	(1.6)
Depreciation expense related to cost of sales	5,314	5,128	186	3.6

Gross (loss) profit	(4,328)	1,638	(5,966)	(364.2)
Operating expenses	13,119	12,177	942	7.7
Depreciation and amortization expense	1,876	1,709	167	9.8
Loss (gain) on dispositions of assets	227	(4)	231	5775.0
Acquisition expenses	2	—	2	—
Loss on diesel hedge	—	356	(356)	(100.0)
Cost of antitrust investigations and related litigation	913	2,882	(1,969)	(68.3)

Loss from operations	(20,465)	(15,482)	4,983	(32.2)
Interest expense, net	(7,255)	(7,151)	(104)	(1.5)
Debt refinance costs	(6,108)	—	(6,108)	—

Loss before income taxes	(33,828)	(22,633)	(11,195)	(49.5)
Income tax benefit	11,231	10,666	(565)	(5.3)

Net loss	$(22,597)	$(11,967)	$(10,630)	(88.8)

        Revenues:    Revenues decreased $6.4 million from the three months ended March 31, 2009 to the three months ended March 31, 2010. This decrease is primarily due to a percentage decline in packaged ice volume sales in the low to mid-teens related primarily to significant adverse weather patterns in most of our markets and lower average sales prices primarily related to changes in product mix.

        Cost of sales (excluding depreciation):    Cost of sales (excluding depreciation) decreased $0.6 million from the three months ended March 31, 2009 to the three months ended March 31, 2010. This decrease in cost of sales is due to lower volume sales, although costs did not decrease proportionally with revenues due to the significant amount of costs that are fixed during this period.

        Labor costs, including associated payroll taxes and benefit costs (including health insurance), accounted for approximately 40% and 36% of revenues in the three months ended March 31, 2010 and 2009, respectively. Operating leases, including vehicles, plant equipment and ISB equipment, accounted for approximately 11% and 7% of revenues in the three months ended March 31, 2010 and 2009, respectively. Cost of plastic bags represented approximately 6% and 7% of revenues in the three months ended March 31, 2010 and 2009, respectively. The ratio of fuel expenses to revenues increased from 3% in the three months ended March 31, 2009 to 5% in the three months ended March 31, 2010. Expenses for independent third party distribution services were 6% of revenues in the three months ended March 31, 2010 and 2009. Electricity expense accounted for approximately 7% of revenues in the three months ended March 31, 2010 and 2009.

        Depreciation expense related to cost of sales:    Depreciation expense related to cost of sales increased $0.2 million as a result of new production and distribution equipment placed in service in 2009 and the first three months of 2010, partially offset by dispositions and assets becoming fully depreciated.

        Operating expenses:    Operating expenses increased $0.9 million from the three months ended March 31, 2009 to the three months ended March 31, 2010. This increase is primarily due to $1.2 million increase in labor and benefits due to additional headcount at the senior management level and higher health insurance costs. All other operating expenses decreased $0.3 million, primarily due to a $1.0 million decrease in professional services, which was partially offset by increases in various other expenses, including bad debt expense.

        Depreciation expense and amortization expense:    Depreciation and amortization expense increased $0.2 million as a result of new equipment placed in service in 2009 and the first three months of 2010, partially offset by dispositions and assets becoming fully depreciated.

        Loss on diesel hedge:    A loss of $0.4 million was incurred during the three months ended March 31, 2009 in connection with a derivative used to hedge the cost of diesel used in our delivery operations. The loss was composed of a $0.3 million non-cash change in the fair value of the derivative and $0.1 million of cash settlements as the floating amount received from the counterparty was less than the fixed price we were obligated to pay.

        Costs of antitrust investigations and related litigation:    During the three months ended March 31, 2010 and 2009, we incurred $0.9 million and $2.9 million, respectively, of legal fees and other expenses associated with the antitrust investigation being conducted by the Antitrust Division of the United States Department of Justice and the related litigation. These costs have been recognized and paid by Reddy Holdings.

        Interest expense, net:    Net interest expense increased $0.1 million from the three months ended March 31, 2009 to the three months ended March 31, 2010. This change is related to increased interest costs associated with our new 11.25% senior secured notes and 13.25% senior secured notes, partially offset by decreased interest expense related to the 10 1/2% senior discount notes that were exchanged for 13.25% senior secured notes and lower interest rates on the term loan that was repaid in March 2010. The amount of net interest expense recognized by Reddy Holdings was $3.4 million and $4.1 million during the three months ended March 31, 2010 and 2009, respectively.

        Debt refinance costs:    Costs of $6.1 million were incurred in the three months ended March 31, 2010 in connection with the refinancing of substantially all of our outstanding debt and consists of certain fees and expenses paid to third parties in connection with the transactions, as well as the write-off of $0.3 million of deferred debt issue costs associated with debt that was repaid in the transactions.

        Income tax expense:    The effective tax rate decreased from 47.1% during the three months ended March 31, 2009 to 33.2% during the three months ended March 31, 2010 as a result of the effects of state income taxes based on margin and the Company's projected book loss before income taxes.

Year ended December 31, 2009 compared to the year ended December 31, 2008

	Year ended December 31,		Change from previous year
(Dollars in thousands)	2009	2008	Dollars	%
Consolidated results:
Revenues	$312,331	$329,298	$(16,967)	(5.2)
Cost of sales (excluding depreciation)	198,241	214,905	(16,664)	(7.8)
Depreciation expense related to cost of sales	21,406	20,796	610	2.9

Gross profit	92,684	93,597	(913)	(1.0)
Operating expenses	50,782	47,550	3,233	6.8
Depreciation and amortization expense	7,066	6,715	350	5.2
Loss on dispositions of assets	2,329	1,869	460	24.6
Impairment of goodwill and long-lived assets	—	149,905	(149,905)	(100)
Gain on diesel hedge	(581)	—	(581)	—
Cost of antitrust investigations and related litigation, net of insurance proceeds	(891)	15,524	(16,415)	(105.7)
Transaction costs related to merger agreement	—	835	(835)	(100)
Gain on property insurance settlement	—	(1,036)	1,036	100

Income (loss) from operations	33,979	(127,765)	161,744	126.6
Interest expense, net	(26,669)	(31,068)	4,399	(14.2)
Gain on bargain purchase, net of acquisition costs	582	—	582	—
Gain on termination of merger agreement	—	17,000	(17,000)	(100)

Income (loss) from operations before income taxes	7,892	(141,833)	149,725	105.6
Income tax benefit (expense)	(3,658)	21,402	(25,060)	(117.1)

Net income (loss)	$4,234	$(120,431)	$124,665	103.5

        Revenues:    Revenues decreased $17.0 million from 2008 to 2009. This decrease is primarily due to an approximate 9% reduction in packaged ice volume sales related to the effect of various economic trends on our customers and the end users of our products, less favorable weather conditions in most of our markets and a decline in hurricane-related demand, partially offset by higher ISB volume related to mass merchant customer expansion, additional DSD accounts and higher average sales prices.

        Cost of sales (excluding depreciation):    Cost of sales (excluding depreciation) decreased $16.7 million from 2008 to 2009. This decrease in cost of sales is primarily due to lower costs of fuel, plastic bags and labor and the implementation of operational efficiency initiatives, partially offset by increased health insurance costs. The decreases in fuel and bag costs were primarily due to declines in energy prices, commodity prices and to a lesser extent by reduced sales volumes. The operational efficiency initiatives contributed approximately $3 million in savings related to the implementation of advanced routing technology, automation of certain aspects of our plant and delivery functions, network optimization and a wide range of cost reduction measures.

        Labor costs, including associated payroll taxes and benefit costs (including health insurance), accounted for approximately 25% and 24% of revenues in 2009 and 2008, respectively. Cost of plastic bags represented approximately 6% and 7% of revenues in 2009 and 2008, respectively. Fuel expenses represented approximately 3% and 5% of revenues in 2009 and 2008, respectively. Expenses for independent third party distribution services represented approximately 6% of revenues in 2009 and 2008. Electricity expense represented approximately 5% and 6% of revenues in 2009 and 2008, respectively.

        Depreciation expense related to cost of sales:    Depreciation expense related to cost of sales increased $0.6 million due to new production and distribution equipment placed in service in 2009 as a result of capital expenditures, partially offset by dispositions.

        Operating expenses:    Operating expenses increased $3.2 million from 2008 to 2009. This increase is primarily due to a $3.2 million increase in labor and benefits related to additional management headcount and increased health insurance costs and a $0.3 million increase in non-cash stock-based compensation. Offsetting these increases was a $0.6 million reduction in professional services related to reduced audit and consulting fees and a $0.3 million reduction in bad debt expense.

        Depreciation and amortization expense:    Depreciation and amortization increased $0.4 million from 2008 to 2009. This increase is primarily due to additional depreciation expense associated with assets placed in service in 2009 as a result of capital expenditures throughout the year.

        Impairment of goodwill and long-lived assets:    As a result of the decline in our stock price during the three months ended September 30, 2008, our stockholders' equity exceeded our equity market capitalization (including the application of a reasonable control premium) as of September 30, 2008 and, as a result, we performed a goodwill impairment assessment as of September 30, 2008. Based on the analysis, a non-cash charge of $149.7 million (pretax) was recorded during the three months ended September 30, 2008 to reduce goodwill to its estimated fair value as of September 30, 2008. Additionally, $0.2 million of miscellaneous asset impairments were recorded throughout 2008.

        No impairments were recorded in 2009.

        Gain on diesel hedge:    A gain of $0.6 million was recognized during the year ended December 31, 2009 in connection with a derivative contract used to hedge the cost of diesel used in our delivery operations. The derivative contract was in-place through December 28, 2009.

        Cost of antitrust investigations and related litigation, net of insurance proceeds:    During 2009 and 2008, we incurred gross costs of $6.3 million and $15.5 million, respectively, in connection with legal fees and other expenses associated with the antitrust investigation being conducted by the Antitrust Division of the United States Department of Justice and the related litigation. During 2009, these costs were offset by $7.2 million of gains related to reimbursements from one of our insurance carriers. We became aware of and began incurring expenses related to the investigation in March 2008. These costs have been recognized and paid by Reddy Holdings.

        Transaction costs related to merger agreement:    During 2008, professional service expenses totaling $0.8 million, net of $0.2 million of insurance recoveries, were incurred in connection with the termination of the merger transaction with GSO and the related stockholder litigation. These costs have been recognized and paid by Reddy Holdings.

        No transactions costs related to the merger agreement were recorded in 2009.

        Gain on property insurance settlement:    During 2008, a property insurance claim related to fire damage at one of our manufacturing facilities was settled, which resulted in a one-time gain of $1.0 million.

        Interest expense, net:    Net interest expense decreased $4.4 million from 2008 to 2009. This decrease was primarily due to lower interest rates on the unhedged portion of our term loan, lower average outstanding balances under the revolving credit facility, and lower interest rates on the hedged portion of the term loan as a result of entering into a new interest rate hedge in February 2009, partially offset by scheduled increases in the interest expense associated with Reddy Holdings' 10 1/2% senior discount notes and decreases in interest income primarily related to the decline in market interest rates. The amount of net interest expense recognized by Reddy Holdings was $16.5 million and $15.1 million in 2009 and 2008, respectively.

        Gain on bargain purchase:    In December of 2009, we acquired an entity whose fair value of net assets exceeded the purchase price. As such, we recorded a gain of $0.6 million, net of acquisition costs of $0.1 million.

        Gain on termination of merger agreement:    During 2008, the merger agreement with affiliates of GSO was terminated, which resulted in a one-time $21 million termination fee being paid by GSO to Reddy Holdings. Offsetting this fee was $4 million of fees and expenses incurred by GSO and its third-party consultants in connection with the transaction that we agreed to pay. Reddy Holdings received a net payment of $17 million from GSO on February 5, 2008.

        Income tax benefit (expense):    The effective tax rate for continuing operations increased from 15.1% in 2008 to 46.3% in 2009 primarily as result of the non-recurrence of the goodwill impairment charge recorded in 2008, a significant portion of which was non-deductible for income tax purposes, and the effects of state margin taxes.

Year ended December 31, 2008 compared to the year ended December 31, 2007

	Year ended December 31,		Change from previous year
(Dollars in thousands)	2008	2007	Dollars	%
Consolidated results:
Revenues	$329,298	$339,038	$(9,740)	(2.9)
Cost of sales (excluding depreciation)	214,905	215,204	(299)	(0.1)
Depreciation expense related to cost of sales	20,796	19,832	964	4.9

Gross profit	93,597	104,002	(10,405)	(10.0)
Operating expenses	47,550	44,981	2,569	5.7
Depreciation and amortization expense	6,715	6,176	539	8.7
Loss on dispositions of assets	1,869	1,743	126	7.2
Impairment of goodwill and long-lived assets	149,905	1,440	148,465	10,310.1
Cost of antitrust investigations and related litigation	15,524	—	15,524	—
Transaction costs related to merger agreement	835	2,456	(1,621)	(66.0)
Gain on property insurance settlement	(1,036)	—	(1,036)	—

Income (loss) from operations	(127,765)	47,206	(174,971)	(370.7)
Interest expense, net	(31,068)	(30,455)	(613)	(2.0)
Gain on termination of merger agreement	17,000	—	17,000	—

Income (loss) from continuing operations before income taxes	(141,833)	16,751	(158,584)	(946.7)
Income tax benefit (expense)	21,402	(7,347)	28,749	391.3

Income (loss) from continuing operations	(120,431)	9,404	(129,835)	(1,380.6)
Income from discontinued operations, net of tax	—	939	(939)	(100.0)

Net income (loss)	$(120,431)	$10,343	$(130,774)	(1,264.4)

        Revenues:    Revenues decreased $9.7 million from 2007 to 2008. This decrease was primarily due to a 5.6% reduction in packaged ice volume sales related to the effect of various economic trends on our customers and the end users of our products and less favorable weather conditions, partially offset by higher average sales prices of approximately 3.3%, and additional volume sales resulting from acquisitions completed in 2007 and 2008 and hurricane activity in July and September 2008.

        Cost of sales (excluding depreciation):    Cost of sales (excluding depreciation) decreased $0.3 million from 2007 to 2008. This decrease in cost of sales was primarily due to the effect of reduced volume sales on labor and third party delivery costs. Partially offsetting these reductions were significant increases in the price of fuel and moderate increases in the prices of plastic bags and electricity related to higher market prices for energy and additional fixed costs associated with acquired operations.

        Labor costs, including associated payroll taxes and benefit costs (including health insurance), accounted for approximately 24% of revenues in 2008 and 2007. Cost of plastic bags represented approximately 7% of revenues in 2008 and 2007. Fuel expenses represented approximately 5% and 4% of revenues in 2008 and 2007, respectively. Expenses for independent third party distribution services represented approximately 6% of revenues in 2008 and 2007. Electricity expense represented approximately 6% of revenues in 2008 and 2007.

        Depreciation expense related to cost of sales:    Depreciation expense related to cost of sales increased $1.0 million due to new production and distribution equipment placed in service in 2007 and 2008 as a result of capital expenditures and the acquisition of ice companies, partially offset by dispositions.

        Operating expenses:    Operating expenses increased $2.6 million from 2007 to 2008. This increase was primarily due to a $3.8 million increase in professional services and a $0.6 million increase in labor and benefits, partially offset by a $2.3 million reduction in non-cash stock-based compensation expenses. The increase in labor costs was related to annual wage increases, increased headcount due to acquisitions and the hiring of a new chief executive officer in June 2008 and a new chief operating officer in September 2008. The increase in professional service expenses was the result of $0.2 million of costs related to a potential acquisition that was not completed, $0.4 million in fees to an executive search firm related to the hiring of our new chief executive and chief operating officers and $3.0 million for other professional services. These other professional services were composed primarily of additional audit fees of $1.3 million related to a change in audit firms, $1.2 million of consulting fees related to various corporate projects and initiatives and $0.5 million of costs for miscellaneous accounting and consulting projects.

        Depreciation and amortization expense:    Depreciation and amortization increased $0.5 million from 2007 to 2008. This increase was primarily due to additional amortization expense associated with the intangible assets recorded in connection with acquisitions completed in 2007 and 2008.

        Impairment of goodwill and long-lived assets:    As a result of the decline in our stock price during the three months ended September 30, 2008, our stockholders' equity exceeded our equity market capitalization (including the application of a reasonable control premium) as of September 30, 2008 and, as a result, we performed a goodwill impairment assessment as of September 30, 2008. Because we have only a single reporting unit, our impairment assessment primarily considered the Company's stock price and did not include management's long-range forecasts or any other valuation measures. Based on the evaluation of our enterprise value and the estimated amount by which the current fair value of our fixed assets and intangible assets exceeded their book value, we concluded that our goodwill was impaired. As a result, a non-cash charge of $149.7 million (pretax) was recorded during the three months ended September 30, 2008 to reduce goodwill to its estimated fair value as of September 30, 2008.

        Key assumptions for the impairment evaluation included the market price of Company's stock and control premium. Based on the evaluation of the Company's stock price and trading activity in September and October 2008, a price of $2.00 per share was used for the analysis as that amount appeared to reflect all related pricing information related to the September 2008 reporting that we had suspended declaring dividends and that Ben D. Key, Executive Vice President—Sales & Marketing, was placed on a paid leave of absence and relieved of his duties.

        During 2008 and 2007, we reviewed a parcel of real estate in each year as a result of the pending sale of the property in accordance with authoritative guidance on impairment and disposal of long-lived assets. As a result of these reviews, impairment charges of $0.2 million and $1.4 million were recorded in 2008 and 2007, respectively.

        Cost of antitrust investigations and related litigation:    During 2008, legal fees and other expenses totaling $15.5 million were incurred in connection with the antitrust investigations being conducted by the Antitrust Division of the United States Department of Justice and the related investigations and civil litigation. These costs have been recognized and paid by Reddy Holdings.

        Transaction costs related to merger agreement:    During 2008, professional service expenses totaling $0.8 million, net of $0.2 million of insurance recoveries, were incurred in connection with the termination of the merger transaction with GSO and the related stockholder litigation. During 2007, expenses totaling $2.5 million were incurred in connection with the potential merger transaction with GSO. These costs have been recognized and paid by Reddy Holdings.

        Gain on property insurance settlement:    During 2008, a property insurance claim related to fire damage at one of our manufacturing facilities was settled, which resulted in a gain of $1.0 million.

        Interest expense, net:    Net interest expense increased $0.6 million from 2007 to 2008. This increase was primarily due to scheduled increases in the interest expense associated with our 10 1/2% senior discount notes, partially offset by lower average outstanding balances under our revolving credit facility and lower interest rates on the unhedged portion of our credit facility. The amount of net interest expense recognized by Reddy Holdings was $15.1 million and $13.8 million in 2008 and 2007, respectively.

        Gain on termination of merger agreement:    During 2008, the merger agreement with affiliates of GSO was terminated, which resulted in a $21 million termination fee being paid by GSO to Reddy Holdings. Offsetting this fee was $4 million of fees and expenses incurred by GSO and its third-party consultants in connection with the transaction that we agreed to pay. Reddy Holdings received a net payment of $17 million from GSO on February 5, 2008.

        Income tax benefit (expense):    The effective tax rate for continuing operations decreased from 43.9% in 2007 to 15.1% in 2008 primarily as result of the goodwill impairment charge recorded in the three months ended September 30, 2008, a significant portion of which was non-deductible for income tax purposes.

        Income from discontinued operations, net of tax:    Income from discontinued operations, net of tax, represents the results of our bottled water and cold storage operations which were sold in the three months ended September 30, 2007.

Liquidity and capital resources

        We intend to fund our ongoing capital and working capital requirements as well as debt service, including our internal growth and acquisitions, through a combination of cash flows from operations, the net proceeds resulting from the refinance of substantially of all our debt in March 2010, borrowings under our credit facility and operating leases.

        We generate cash from the sale of packaged ice through traditional delivery methods, by which we manufacture, package and store ice at a central facility and transport it to our customers' retail locations when needed, and through Ice Factories, which manufacture, package and store ice in our customers' retail locations. Our primary uses of cash are (a) cost of sales, (b) operating expenses, (c) debt service, (d) capital expenditures related to replacing and modernizing the capital equipment in our traditional ice plants and acquiring and installing additional Ice Factories, (e) acquisitions and (f) investments. We have been and may continue to be required to use substantial amounts of cash to pay expenses relating to the ongoing investigations by the Antitrust Division of the United States

Department of Justice and various other government agencies and related civil litigation. See "Business—Litigation." Historically, we have financed our capital and working capital requirements, including our acquisitions, through a combination of cash flows from operations, borrowings under our revolving credit facilities and operating leases.

        During the three months ended March 31, 2010, capital expenditures totaled $10.0 million, excluding $2.0 million related to the reimbursement of the cost of equipment placed under operating leases. As we have consolidated acquisitions into the existing company infrastructure, we have identified non-core and excess assets which can be disposed of, such as real estate and machinery and equipment. From time to time, we also dispose of other assets which are no longer useful in our operations. As a result of dispositions of these non-core and excess assets, we realized proceeds of approximately $0.3 million during the three months ended March 31, 2010. Our net capital expenditures during the three months ended March 31, 2010 were $9.7 million.

        During the three months ended March 31, 2010, we completed the acquisition of two ice companies for a total cash purchase price of approximately $0.8 million. We will continue to evaluate acquisition opportunities as they become available. In conjunction with these evaluations, we will consider our liquidity, availability under our credit facility, mandatory principal repayments under our debt agreements and availability of other capital resources.

Cash flows for the three months ended March 31, 2010 and 2009

        Net cash used in operating activities was $12.2 million in the three months ended March 31, 2010 versus net cash used in operating activities of $18.6 million in the three months ended March 31, 2009. The decrease in cash used by operating activities of $6.4 million was primarily the result of a $11.2 million increase in cash provided by working capital as accounts receivable, prepaid and other assets, accounts payable and accrued expenses were managed more favorably in the three months ended March 31, 2010 as compared to the comparable period in 2009, partially offset by a $4.8 million decrease in net income, adjusted for non-cash and non-operating items.

        Net cash used in investing activities was $21.3 million and $4.7 million for the three months ended March 31, 2010 and 2009, respectively. The increase in cash used in investing activities is primarily due to a $12.3 million use of cash to fund a restricted cash account that collateralizes our outstanding standby letters of credit subsequent to the termination of our old credit facilities, a $5.4 million increase in property and equipment additions, a $0.8 million increase in the cost of acquisitions and a $0.5 million increase in purchases of investments, partially offset by $2.0 million increase in cash receipts from the reimbursement of the cost of equipment placed under operating leases.

        Net cash provided by financing activities was $43.3 million in the three months ended March 31, 2010 as the refinancing of substantially all of our debt resulted in the net issuance of $60.0 million of additional debt. Approximately $16.7 million of the proceeds were used to pay fees and expenses associated with the refinancing transactions. During the three months ended March 31, 2009, there were no cash flows associated with financing activities.

Cash flows for the years ended December 31, 2009, 2008 and 2007

        Net cash provided by operating activities was $33.5 million, $52.0 million, and $62.2 million in 2009, 2008 and 2007, respectively. The decrease in cash provided by operations from 2008 to 2009 is primarily due to $10.4 million decline in net income, after adjusting for non-cash expenses and charges, as well as an additional $8.1 million decrease in cash provided by changes in working capital. The working capital change was driven by a decrease in accounts payable and accrued expenses, which was partially offset by decreases in accounts receivable and inventory. The decrease in cash provided by operations from 2007 to 2008 was primarily due to a $13.9 million decline in net income after adjusting for non-cash expenses and charges, offset by a $3.7 million increase in cash provided by changes in working capital. The working capital change was driven by an increase in accrued interest as a result of our 10 1/2% senior notes accruing cash interest beginning November 1, 2008, offset by increases in accounts receivable and inventory resulting from reduced volume sales.

        Net cash used in investing activities was $28.5 million, $1.6 million and $48.4 million in 2009, 2008 and 2007, respectively. Net cash used in investing activities in 2009 was composed of net capital expenditures of $23.9 million, acquisitions of ice companies totaling $1.0 million, equipment deployed in 2009 but subsequently placed under operating leases totaling $2.0 million and the purchase of investments of $1.6 million. Net cash used in investing activities in 2008 was composed of net capital expenditures of $16.0 million and acquisitions of ice companies and a leased manufacturing facility totaling $4.4 million, offset by the receipt of $1.5 million in connection with a property insurance settlement and the release of $17.3 million of restricted cash related to the sale of our non-ice businesses in 2007. The net proceeds from the sale of those businesses were $19.4 million. Our senior credit agreement requires that the net proceeds from the sales be used either to repay term borrowings under the credit facility or to make acquisitions and/or capital expenditures within twelve months of the receipt of such proceeds. Until used, the proceeds were on deposit in a restricted account with the administrative agent under the senior credit facility. Net cash used in investing activities in 2007 was composed of net capital expenditures of $23.4 million, acquisitions of ice companies and a leased manufacturing facility totaling $27.2 million, offset by the release of $2.1 million of restricted cash generated from the sale of our non-ice businesses.

        Net cash used in financing activities was $0.03 million, $28.0 million and $36.1 million in 2009, 2008 and 2007, respectively. The use of cash in financing activities in 2009 was due to the retirement of common stock. The use of cash in financing activities in 2008 and 2007 was primarily the result of the payment of cash dividends to our common stockholders. The amount of dividends paid decreased from $36.2 million in 2007 to $27.7 million in 2008 as result of our decision to discontinue the payment of quarterly cash dividends in September 2008.

Long-term debt and other obligations

        Overview.    At March 31, 2010, we had $450.6 million of total debt outstanding as follows:

  •
  $300.0 million of Reddy Corp's 11.25% senior secured notes due 2015;

  •
  $138.8 million of Reddy Corp's 13.25% senior secured notes due 2015 (net of unamortized early tender premium of $0.6 million);

  •
  $11.7 million of Reddy Holdings' 10 1/2% senior discount notes due November 1, 2012; and

  •
  $0.1 million in other notes payable.

        There was no balance outstanding under Reddy Corp's revolving credit facility as of March 31, 2010.

        11.25% Senior Secured Notes.    On March 15, 2010, Reddy Corp issued $300 million in aggregate principal amount of 11.25% Senior Secured Notes due 2015 (the "First Lien Notes") in a private placement offering. Cash interest accrues on the First Lien Notes at a rate of 11.25% per annum and is payable semi-annually in arrears on March 15 and September 15. The proceeds of the offering were used to repay certain of Reddy Corp's preexisting debt (see "Old Senior Credit Facilities" below), pay fees and expenses related to the transactions and provide the Company with cash for future use.

        The First Lien Notes are senior secured obligations of Reddy Corp and are:

  •
  guaranteed by Reddy Holdings;

  •
  secured on a first-priority basis by liens on substantially all of the assets of Reddy Corp and Reddy Holdings;

  •
  senior in right of payment to all of Reddy Corp's and Reddy Holdings' future subordinated indebtedness;

  •
  effectively senior to all of Reddy Corp's and Reddy Holdings' existing and future unsecured senior indebtedness; and

  •
  subject to registration with the SEC pursuant to a registration rights agreement.

        The First Lien Notes include customary covenants that restrict, among other things, Reddy Corp's and its future subsidiaries' ability to incur additional debt or issue certain preferred stock, pay dividends or redeem, repurchase or retire its capital stock or subordinated indebtedness, make certain investments, create liens, enter into arrangements that restrict dividends from its subsidiaries, merge or sell all or substantially all of its assets or enter into various transactions with affiliates. From and after March 15, 2013, Reddy Corp may redeem any or all of the First Lien Notes by paying a redemption premium, which is initially 5.625% of the principal amount of the First Lien Notes and declines to 0% for the period commencing on March 15, 2014 and thereafter. Prior to March 15, 2013, Reddy Corp may redeem any or all of the First Lien Notes by paying a "make-whole" redemption premium. If Reddy Corp experiences a change of control, Reddy Corp will be required to make an offer to repurchase the First Lien Notes at a price equal to 101% of their accreted value, plus accrued and unpaid interest, if any, to the date of purchase. Reddy Corp may also be required to make an offer to purchase the First Lien Notes with proceeds of asset sales that are not reinvested in the Company's business or used to repay other indebtedness.

        The indenture governing the First Lien Notes restricts the amount of dividends, distributions and other restricted payments Reddy Corp may make. Under the indenture, Reddy Corp is restricted from paying dividends to Reddy Holdings unless, at the time of such payment:

  •
  no default or event of default has occurred and is continuing or would occur as a consequence thereof;

  •
  the first lien leverage ratio set forth in the indenture governing the First Lien Notes is less than or equal to 3.5 to 1.0; and

  •
  there is sufficient capacity under the buildup amount under the indenture governing the First Lien Notes.

        The first lien leverage ratio under the indenture governing the First Lien Notes means the ratio of EBITDA (as defined in the indenture) for the most recent four fiscal quarters to first lien indebtedness (as defined in the indenture) as of the end of such four quarter period. Reddy Corp is generally required to calculate its first lien leverage ratio on a pro forma basis to give effect to the incurrence and repayment of indebtedness as well as acquisitions and dispositions.

        The buildup amount equals 50% of the consolidated net income of Reddy Corp accrued during the period (treated as one accounting period) from April 1, 2010 to the end of the most recent fiscal quarter for which internal financial statements are available (or, if such consolidated net income is a deficit, minus 100% of such deficit), plus, the net cash proceeds to Reddy Corp of the issuance of capital stock, subject to certain exceptions, and any cash capital contribution received by Reddy Corp from its stockholders, in each case after April 1, 2010, plus the amount by which Reddy Corp indebtedness is reduced on its balance sheet as a result of the conversion or exchange of such indebtedness for capital stock, plus the net reduction in certain restricted investments made by Reddy Corp, less the amount of certain restricted payments made from time to time, including, among other things, the payment of cash dividends. Reddy Corp is not currently permitted to pay dividends under this provision.

        In addition, regardless of the leverage ratio or whether Reddy Corp could make any restricted payments under the buildup amount provision referred to above, Reddy Corp is permitted to make certain restricted payments including (1) dividend payments at any time in an aggregate amount of up to $25.0 million if no default has occurred and is continuing under the indenture, (2) the payment of interest when due on the remaining 10 1/2% Senior Discount Notes and the repayment, redemption or retirement of remaining 10 1/2% Senior Discount Notes from the proceeds of certain indebtedness of Reddy Corp incurred after the date of issuance of the First Lien Notes and (3) the payment of dividends to Reddy Holdings in an amount per year not to exceed $1.0 million to pay franchise taxes and overhead expenses of Reddy Holding and (4) the payment of dividends to Reddy Holdings in an amount per year not to exceed 6.0% of the aggregate net cash proceeds received by Reddy Corp from all public equity offerings after the date of issuance of the First Lien Notes subject to specified conditions. However, the amount of dividend payments permitted under this 6.0% provision will correspondingly reduce the amount otherwise available under the buildup amount for restricted payments, including dividends.

        13.25% Senior Secured Notes.    On March 15, 2010, Reddy Corp issued approximately $137.6 million in aggregate principal amount of 13.25% Senior Secured Notes due 2015 (the "Second Lien Notes") in the initial settlement of a private placement exchange offer for the outstanding Discount Notes (the "Exchange Offer"). On March 24, 2010, Reddy Corp issued an additional approximately $1.8 million in aggregate principal amount of Second Lien Notes in the final settlement of the Exchange Offer. Reddy Corp received no cash proceeds from the issuance of the Second Lien Notes. Cash interest accrues on the Second Lien Notes at a rate of 13.25% per annum and is payable semi-annually in arrears on May 1 and November 1, with the first payment occurring on November 1, 2010. In connection with the Exchange Offer, the Company issued $0.6 million of Second Lien Notes to certain bondholders as an early tender premium (see "10 1/2% Senior Discount Notes" below for further information). These additional Second Lien Notes were not reflected in our condensed consolidated balance sheet upon issuance, but will be recognized as additional debt through interest expense over the term of the Second Lien Notes.

        The Second Lien Notes are senior secured obligations of Reddy Corp and are:

  •
  guaranteed by Reddy Holdings;

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  secured on a second-priority basis by liens on substantially all of the assets of Reddy Corp and Reddy Holdings;

  •
  senior in right of payment to all of Reddy Corp's and Reddy Holdings' future subordinated indebtedness;

  •
  effectively senior to all of Reddy Corp's and Reddy Holdings' existing and future unsecured senior indebtedness; and

  •
  subject to registration with the SEC pursuant to a registration rights agreement.

        The Second Lien Notes include customary covenants that restrict, among other things, Reddy Corp's and its future subsidiaries' ability to incur additional debt or issue certain preferred stock, pay dividends or redeem, repurchase or retire its capital stock or subordinated indebtedness, make certain investments, create liens, enter into arrangements that restrict dividends from its subsidiaries, merge or sell all or substantially all of its assets or enter into various transactions with affiliates. From and after March 1, 2013, Reddy Corp may redeem any or all of the Second Lien Notes by paying a redemption premium, which is initially 6.625% of the principal amount of the Second Lien Notes and declines to 0% for the period commencing on March 1, 2014 and thereafter. Prior to March 1, 2013, Reddy Corp may redeem any or all of the Second Lien Notes by paying a "make-whole" redemption premium. If Reddy Corp experiences a change of control, Reddy Corp will be required to make an offer to repurchase the Second Lien Notes at a price equal to 101% of their accreted value, plus accrued and unpaid interest, if any, to the date of purchase. Reddy Corp may also be required to make an offer to purchase the Second Lien Notes with proceeds of asset sales that are not reinvested in the Company's business or used to repay other indebtedness.

        The indenture governing the Second Lien Notes restricts the amount of dividends, distributions and other restricted payments Reddy Corp may make. Under the indenture, Reddy Corp is restricted from paying dividends to Reddy Holdings unless, at the time of such payment:

  •
  no default or event of default has occurred and is continuing or would occur as a consequence thereof;

  •
  the secured leverage ratio set forth in the indenture governing the Second Lien Notes is less than or equal to 6.0 to 1.0; and

  •
  there is sufficient capacity under the buildup amount under the indenture governing the Second Lien Notes.

        The secured leverage ratio under the indenture governing the Second Lien Notes means the ratio of EBITDA (as defined in the indenture) for the most recent four fiscal quarters to secured indebtedness (as defined in the indenture) as of the end of such four quarter period. Reddy Corp is generally required to calculate its secured leverage ratio on a pro forma basis to give effect to the incurrence and repayment of indebtedness as well as acquisitions and dispositions.

        The buildup amount equals 50% of the consolidated net income of Reddy Corp accrued during the period (treated as one accounting period) from April 1, 2010 to the end of the most recent fiscal quarter for which internal financial statements are available (or, if such consolidated net income is a deficit, minus 100% of such deficit), plus, the net cash proceeds to Reddy Corp of the issuance of capital stock, subject to certain exceptions, and any cash capital contribution received by Reddy Corp from its stockholders, in each case after April 1, 2010, plus the amount by which Reddy Corp indebtedness is reduced on its balance sheet as a result of the conversion or exchange of such indebtedness for capital stock, plus the net reduction in certain restricted investments made by Reddy Corp, less the amount of certain restricted payments made from time to time, including, among other things, the payment of cash dividends. Reddy Corp is not currently permitted to pay dividends under this provision.

        In addition, regardless of the leverage ratio or whether Reddy Corp could make any restricted payments under the buildup amount provision referred to above, Reddy Corp is permitted to make certain restricted payments including (1) dividend payments at any time in an aggregate amount of up to $25.0 million if no default has occurred and is continuing under the indenture, (2) the payment of interest when due on the remaining Discount Notes and the repayment, redemption or retirement of remaining Discount Notes from the proceeds of certain indebtedness of Reddy Corp incurred after the date of issuance of the Second Lien Notes, (3) the payment of dividends to Reddy Holdings in an amount per year not to exceed $1.0 million to pay franchise taxes and overhead expenses of Reddy Holding and (4) the payment of dividends to Reddy Holdings in an amount per year not to exceed 6.0% of the aggregate net cash proceeds received by Reddy Corp from all public equity offerings after the date of issuance of the Second Lien Notes subject to specified conditions. However, the amount of dividend payments permitted under this 6.0% provision will correspondingly reduce the amount otherwise available under the buildup amount for restricted payments, including dividends.

        10 1/2% Senior Discount Notes.    On October 27, 2004, Reddy Holdings issued $151 million in aggregate principal amount at maturity of 10 1/2% Senior Discount Notes due 2012 (the "Discount Notes") in a private placement offering. The Discount Notes were subsequently registered with the SEC, effective August 26, 2005. Each Discount Note had an initial accreted value of $663.33 per $1,000 principal amount at maturity. The accreted value of each Discount Note increased from the date of issuance until November 1, 2008 at a rate of 10 1/2% per annum such that the accreted value equaled the stated principal amount on November 1, 2008. Thereafter, cash interest began accruing November 1, 2008 and is payable semi-annually at a rate of 10 1/2% per annum.

        On February 22, 2010, Reddy Corp launched the Exchange Offer, offering $1,000 in aggregate principal amount of Second Lien Notes for each $1,000 of Discount Notes exchanged. In addition, for Discount Notes exchanged on or prior to March 5, 2010, Reddy Corp offered an early tender premium of $5 in aggregate principal amount of Second Lien Notes for each $1,000 of Discount Notes exchanged. In conjunction with the Exchange Offer, Reddy Corp solicited consents to eliminate substantially all of the restrictive covenants from the indenture governing the Discount Notes. At the expiration of the Exchange Offer on March 19, 2010, approximately 92.2% of the aggregate principal amount of the Discount Notes had been tendered into the Exchange Offer. Following the final settlement of the Exchange Offer, $11.7 million in aggregate principal amount of the Discount Notes remain outstanding.

        The Discount Notes are unsecured obligations of Reddy Holdings and are:

  •
  not guaranteed by Reddy Corp;

  •
  senior in right of payment to all of Reddy Holdings' future subordinated indebtedness;

  •
  equal in right of payment with any of Reddy Holdings' existing and future unsecured senior indebtedness;

  •
  effectively subordinated to Reddy Holdings' existing and future secured debt, including the debt under the First Lien Notes, the Second Lien Notes and the credit facility, which are guaranteed on a secured basis by Reddy Holdings; and

  •
  structurally subordinated to all obligations and preferred equity of Reddy Corp.

        From and after November 1, 2008, Reddy Holdings may redeem any or all of the Discount Notes by paying a redemption premium, which was initially 5.25% of the principal amount at maturity of the Discount Notes and declines annually to 0% for the period commencing on November 1, 2010 and thereafter. For the period from November 1, 2009 to October 31, 2010, the redemption premium is 2.625%.

        New Senior Credit Facility.    On March 15, 2010, Reddy Corp entered into a revolving credit facility with a syndicate of banks, financial institutions and other entities as lenders, including JPMorgan Chase Bank, N.A., as Administrative Agent (the "New Credit Facility"). The New Credit Facility provides for a $35 million revolving credit facility. Under the New Credit Facility, Reddy Corp has the right to request the aggregate commitments to be increased to $50 million provided certain conditions are met. None of the lenders are obligated to provide such additional commitments.

        The New Credit Facility is an obligation of Reddy Corp and is guaranteed by Reddy Holdings. The New Credit Facility will mature on January 31, 2014.

        At March 31, 2010, the Company had $35 million of availability under the New Credit Facility as no amounts were outstanding.

        Principal balances outstanding under the New Credit Facility bear interest per annum, at the Company's option, at the sum of the base rate or LIBOR plus the applicable margin. The applicable margin for base rate loans was initially 3.75% and for LIBOR loans was initially 4.75%, with such applicable margins subject to reduction based upon the Company's net leverage ratio (as defined in the New Credit Facility). The base rate is defined as the greatest of the prime rate (as announced from time to time by the Administrative Agent), the federal funds rate plus 0.5% or the one-month LIBOR rate plus 1.0%. Interest on base rate loans is payable on the last day of each quarter. Interest on LIBOR loans is payable upon maturity of the LIBOR loan or on the last day of the quarter if the term of the LIBOR loan exceeds 90 days. The Company also pays a quarterly fee on the average availability under the revolving credit facility at an annual rate of 0.875%, with such availability fee subject to reduction based upon the Company's net leverage ratio. Amounts may be drawn under the New Credit Facility so long as no default or event of default exists.

        The New Credit Facility does not require any scheduled principal payments prior to its stated maturity date. Subject to certain conditions, mandatory repayments of the New Credit Facility (and mandatory commitment reductions of the New Credit Facility) are required to be made with portions of the proceeds from (1) asset sales, (2) the issuance of debt securities and (3) insurance and condemnation awards, subject to various exceptions. In the event of a change in control, as defined in the New Credit Facility, an event of default will occur under the New Credit Facility.

        The New Credit Facility contains affirmative and negative covenants applicable to Reddy Corp and its future subsidiaries, subject to materiality and other qualifications, baskets and exceptions. The negative covenants, among other things, restrict the ability of Reddy Corp to:

  •
  incur additional indebtedness or issue certain preferred shares;

  •
  create liens;

  •
  make investments;

  •
  pay dividends or make other restricted payments;

  •
  consolidate or merge or acquire or dispose of assets;

  •
  enter into transactions with affiliates;

  •
  permit consensual encumbrances or restrictions on Reddy Corp's restricted subsidiaries' ability to pay dividends or make certain other payments to Reddy Corp; and

  •
  prepay certain indebtedness, including the First Lien Notes and the Second Lien Notes.

        Under the restricted payments covenant in the New Credit Facility, Reddy Corp. is generally prohibited from paying dividends and otherwise transferring assets to Reddy Holdings. Reddy Corp. is permitted to pay certain limited dividends to Reddy Holdings, the proceeds of which must be used to maintain Reddy Holdings' corporate existence.

        Reddy Corp may also pay dividends to Reddy Holdings for specified purposes, including the payment of cash interest on the Discount Notes, in an amount not greater than Reddy Corp's Cumulative Available Cash (as defined in the New Credit Facility) for the period (taken as one accounting period) from April 1, 2010 to the end of its most recently ended fiscal quarter for which a covenant compliance certificate under the New Credit Facility has been delivered to the lenders. As of March 31, 2010, the initial amount of Cumulative Available Cash was $65.0 million. The New Credit Facility precludes Reddy Corp from declaring any dividends if an event of default under the credit facility has occurred and is continuing. In particular, it will be an event of default if Reddy Corp's leverage ratio exceeds the level specified in the credit agreement, which is 7.75:1.00 for periods ending through December 31, 2010, or Reddy Corp's fixed charge coverage ratio is less than the level specified in the credit agreement, which is 1.00:1.00 for periods ending through September 30, 2011. The maximum leverage ratio declines to 7.25:1.00 for periods ending from March 31, 2011 to September 30, 2011, 5.75:1:00 for periods ending from December 31, 2011 to September 30, 2012 and 5.00:1.00 for periods ending from December 31, 2012 to September 30, 2013. The minimum fixed charge coverage ratio increases to 1.2:1.00 for periods ending from December 31, 2011 to September 30, 2013.

        The New Credit Facility contains financial covenants, which include the maintenance of leverage ratio and fixed charge coverage ratio noted above and are collateralized by substantially all of the Company's assets. At March 31, 2010, Reddy Corp. was in compliance with these covenants. Reddy Holdings guarantees the Credit Facilities and such guarantee is collateralized by a pledge of substantially all of the assets of Reddy Holdings.

        Obligations under the New Credit Facility may be declared immediately due and payable upon the occurrence of certain events of default as defined in the credit agreement, including failure to pay any principal when due and payable, failure to pay interest within five (5) days after due, failure to comply with any covenant, representation or condition of any loan document, any change of control, cross-defaults, and certain other events as set forth in the credit agreement, with grace periods in some cases.

        An acceleration of the indebtedness under the New Credit Facility would be an event of default under the First Lien Notes and Second Lien Notes if the outstanding balance of the New Credit Facility at the time of acceleration is over $10 million.

        At March 31, 2010, Reddy Holdings had $9.7 million of cash on hand that was not subject to restrictions under our New Credit Facility.

        EBTIDA as defined in our New Credit Facility is hereafter referred to as "Adjusted EBITDA".

        The following table presents Adjusted EBITDA for the twelve month period ended March 31, 2010 on a pro forma basis after giving effect to the adjustments related to the acquisition or disposal of businesses which are permitted under the description of the definition of Leverage Ratio as set forth in the New Credit Facility. Adjusted EBITDA is different from EBITDA that is derived solely from GAAP components. Adjusted EBITDA should not be construed as an alternative to net income (loss), cash flows from operations or net cash from operating or investing activities as defined by GAAP, and it is not necessarily indicative of cash available to fund our cash needs as determined in accordance with GAAP. In addition, not all companies use identical calculations, and this presentation may not be comparable to similarly titled measures of other companies. A reconciliation of net income to EBITDA and Adjusted EBITDA follows the table.

        The following table sets forth pro forma Adjusted EBITDA as calculated under our New Credit Facility and the financial ratio covenants contained in the New Credit Facility:

(Unaudited, dollars in thousands)	Twelve months ended March 31, 2010
Pro forma adjusted EBITDA	$59,798
Total leverage ratio	7.55:1.0
Fixed charge coverage ratio	1.51:1.0

        The following table sets forth a reconciliation of net loss to EBITDA:

(Dollars in thousands)	Twelve months ended March 31, 2010
Net loss	$(6,396)
Depreciation expense related to cost of sales	21,592
Depreciation and amortization expense	7,233
Interest expense	26,840
Interest income	(67)
Income tax benefit	3,093

EBITDA	52,295
Other non-cash charges:
Stock-based compensation expense	1,881
Loss on dispositions of assets	2,560
Increase in fair value of derivative	(254)
Gain on bargain purchase, net of acquisition expenses	(580)
Debt refinance costs	6,108
Reddy Holdings items:
Cost of antitrust investigations and related litigation(a)	(2,860)

Adjusted EBITDA	$59,150

Acquisition adjustments(b)	648

Pro forma adjusted EBITDA	$59,798

(a)
Represents the elimination of the costs incurred in connection with the ongoing antitrust investigations and related litigation. The costs related to the antitrust investigations and related civil litigation are excluded from the calculation of Adjusted EBITDA as these costs have been paid by Reddy Holdings. Reddy Holdings is currently paying these costs from the excess cash remaining from the initial public offering of its common stock in August 2005, the funds paid to Reddy Holdings by affiliates of GSO Capital Partners LP in February 2008 in connection with the termination of a merger agreement and insurance proceeds related to the antitrust investigations and related litigation.

(b)
Represents the incremental Adjusted EBITDA of acquired businesses as if each acquisition had been consummated on the first day of the period presented. All acquisitions included herein were consummated on or before March 31, 2010.

        Letters of Credit.    The New Credit Facility does not provide for the issuance of standby letters of credit. In March 2010, Reddy Corp entered into a separate letter of credit facility with JPMorgan Chase Bank, N.A. and Wells Fargo Bank, National Association (the "LC Facility"). Letters of credit issued under the LC Facility are cash collateralized at 102% of the amount of the letter of credit. The cash collateral provided under the LC Facility is maintained in a restricted account at JP Morgan Chase Bank, N.A. and is reported as "Restricted cash" in the condensed consolidated balance sheets.

        Old Senior Credit Facilities.    On August 12, 2005, the Company amended and restated its credit facilities with a syndicate of banks, financial institutions and other entities as lenders, including Credit Suisse, Cayman Islands Branch, as Administrative Agent, CIBC World Markets Corp., JP Morgan Chase Bank, N.A., Wachovia Bank, N.A., Bear Stearns Corporate Lending Inc. and Lehman Commercial Paper, Inc. (the "Old Credit Facilities"). The Old Credit Facilities provided for a $60 million revolving credit facility and a $240 million term loan. The Old Credit Facilities were obligations of Reddy Corp and were guaranteed by Reddy Holdings. On March 15, 2010, the Old

Credit Facilities were terminated and all amounts owed thereunder were repaid from the proceeds of the sale of the First Lien Notes.

Financial Derivative Instruments

        Interest rate hedging agreements.    Effective September 12, 2005, we entered into an interest rate hedging agreement (the "2005 Hedge") to lock the interest rate on a portion of our Term Loan. The 2005 Hedge had a term of three years and ten months and expired on July 12, 2009. The 2005 Hedge had an initial notional balance of $220 million. We paid a fixed rate of 4.431% on the notional balance outstanding and received an amount equal to 3-month LIBOR.

        Effective February 17, 2009, we entered into a second interest rate hedging agreement (the "2009 Hedge") to lock the interest rate on a portion of our Term Loan. The 2009 Hedge had a term of 10 months and expired on December 17, 2009. The 2009 Hedge had a notional balance of $50 million from the inception date to July 17, 2009, at which time the notional balance increased to $210 million for the remaining term. We paid a fixed rate of 1.165% on the notional balance outstanding and received an amount equal to 1-month LIBOR. Any net payable or receivable amount was settled monthly. We used interest rate hedges to minimize the risk of increases in floating interest rates. The interest rate hedges were not for trading purposes and were accounted for as cash flow hedges.

        Diesel hedging agreement.    On February 2, 2009, we entered into a hedge to fix the price per gallon of a portion of our diesel fuel requirements (the "Diesel Hedge"). The Diesel Hedge began February 2, 2009 and expired on December 28, 2009. The notional amount of gallons hedged changed on a monthly basis to match our anticipated utilization. We paid a fixed rate of $1.55 per gallon (wholesale basis) and received an amount equal to a wholesale index rate. Any net payable or receivable amount was settled monthly. We used the Diesel Hedge to minimize the risk of rising fuel prices. The hedge was not for trading purposes and was accounted for as an economic hedge and was not designated as a hedging instrument.

        Liquidity outlook.    Due to the seasonal nature of our business, we record the majority of our revenues and profits during the months of May through September. The majority of the cash generated from those operations is received between July and November. We expect to fully utilize the excess cash generated from our 2009 selling season during the winter and spring of 2010 to fund our operations, debt service, capital expenditures and acquisitions. In March 2010, we refinanced substantially all of our outstanding debt. The refinance provided us with additional cash proceeds of $43.5 million, net of transaction costs, which will allow for additional acquisitions and capital expenditures.

        Our capital expenditures are used to maintain and expand our traditional ice and ISB operations. In the normal course of our business, we dispose of obsolete, worn-out and unneeded assets and have historically applied those funds against capital expenditures. We currently estimate that our capital expenditures for 2010 will be approximately $19 million to $21 million net of dispositions and operating leases; however, due to the availability of additional liquidity resulting from the refinance of our debt, we expect capital expenditures to increase in order to accelerate our strategic growth. However, at this time we cannot estimate the amount of the additional expenditures.

        Based on our expected level of operations, we believe that cash flows from operations, together with available borrowings under our revolving credit facility, will be adequate to meet our future liquidity needs for at least the next twelve months. As of April 20, 2010, we had approximately $9.7 million of cash on hand at Reddy Holdings, approximately $38.6 million of unrestricted cash and $12.3 million of restricted cash at Reddy Corp and $35.0 million of availability under our revolving credit facility. Depending on our level of capital expenditures and acquisitions over the next twelve months, a limited amount of borrowings under our revolving credit facility may occur in the spring of 2011 as our cash flows from operations decline to their lowest point during March and April due to reduced sales in January and February. We incur a substantial portion of our annual capital expenditures prior to the summer selling season and we need to finance seasonal increases in accounts receivable and inventories as temperatures and sales volumes begin to increase in April and May. We have the ability to increase the capacity of the revolving credit facility from $35 million to $50 million if certain conditions are met. We will evaluate opportunities to increase the size of the facility in order to provide additional liquidity to the business. We will also monitor opportunities to repay or refinance the $11.7 million of remaining discount notes which are due in 2012.

        As noted previously, we record the majority of our sales and any profits during the months of May through September and the majority of the cash generated from those operations is received in July through November, by which time, we expect to have repaid all amounts borrowed under our revolving credit facility in the spring, fund current capital expenditures and debt service and build up cash balances. We expect to be in compliance with our debt covenants over the next twelve months, however, in the event that we are in jeopardy of a covenant violation under Reddy Corp.'s credit facility, we could contribute Reddy Holdings' cash to Reddy Corp., and/or take operational actions such as deferring capital expenditures and reducing controllable expenses to maintain compliance.

        Expenses in connection with the antitrust investigations and related civil litigation may require the use of cash on hand at Reddy Holdings or Reddy Corp. or borrowings under our revolving credit facility. As of April 20, 2010, our cash on hand at Reddy Holdings, net of accrued expenses related the antitrust investigations and related civil litigation, was approximately $8.8 million. Based on the current status of the investigation and related civil litigation and projected expenses, we believe Reddy Holdings' cash balance will be sufficient to fund these expenses for the next twelve months, however this expectation includes assumptions regarding matters beyond our control or knowledge. If Reddy Holdings were to require additional cash to fund its expenses related to the antitrust investigations, Reddy Corp. has the ability under the credit facility to transfer $1.0 million to Reddy Holdings on an annual basis and Reddy Holdings has no restrictions on its ability to raise additional debt. We have received reimbursements of $7.2 million to date from one of our insurance carriers as reimbursements of certain legal expenses and are working to maximize any additional potential reimbursements. The amount of any future reimbursements cannot be estimated at this time.

        Contractual obligations.    The table below summarizes the future payments due under our significant contractual obligations as of December 31, 2009:

(Dollars in millions)	Total	2010	2011	2012	2013	2014	2015 and thereafter
Long-term debt(1)	$448.1	$20.6	$20.6	$406.7	$—	$—	$0.2
Operating leases	54.2	15.8	14.1	11.7	6.7	3.7	2.2
Purchase obligations(2)	51.0	18.5	16.8	15.7	—	—	—
Uncertain tax positions(3)	0.1	0.1	—	—	—	—	—

Total contractual obligations	$553.4	$55.0	$51.5	$434.1	$6.7	$3.7	$2.4

(1)
Includes estimated cash interest to be paid over the remaining terms of the debt.

(2)
Consists of our obligation to purchase (i) 9,500 merchandisers during the period from September 8, 2009 to December 31, 2012 under a supply agreement that expires December 31, 2012, (ii) 250 million bags per year under a supply agreement that expires on December 31, 2012 and (iii) preferred units of an ice machine leasing and service company, which can be canceled at any time.

(3)
Due to the uncertainty related to the timing and reversal of uncertain tax positions, only the short-term uncertain tax benefits have been provided in the table above. The long-term amounts excluded from the table above were approximately $3.0 million.

General economic trends and seasonality

        Our results of operations are generally affected by the economic trends in our market area. We believe end users of our products use packaged ice in many applications, including recreational activities, the construction industry, agriculture and special events. Weakness in the national economy combined with other factors including inflation, interest rate fluctuations, increases in fuel and other energy costs, labor and healthcare costs and the availability of financing, may negatively impact consumer confidence and the business prospects of our commercial customers. If consumer activities associated with the use of our products decline or the business activities of our commercial customers decrease, our revenues and sales volumes may decline.

        Our results to date have not been significantly impacted by inflation, other than costs directly related to energy prices, such as fuel, plastic bags and electricity. If we experience high inflation in these costs in the future, or inflationary pressures have significant effects on other cost categories, we may not be able to pass on all of these higher costs to our customers in the short term. We do believe that we will be able to pass on higher costs to our customers over longer periods of time, however there can be no assurance that we will be successful in such efforts.

        The ice business is highly seasonal, with the bulk of demand coming in the warmer spring and summer months. Accordingly, we experience seasonal fluctuations in our net sales and profitability. We make a disproportionate amount of our sales in the second and third calendar quarters. We also typically earn any net income in these same periods, whereas we typically experience net losses in the first and fourth calendar quarters. We believe that approximately two-thirds of our revenues will occur during the second and third calendar quarters when the weather conditions are generally warmer and demand is greater, while approximately one-third of our revenues will occur during the first and fourth calendar quarters when the weather is generally cooler. This belief is consistent with historical trends. As a result of seasonal revenue declines and the lack of proportional corresponding expense decreases, we will most likely experience lower profit margins and losses during the first and fourth calendar quarters. In addition, because our operating results depend significantly on sales during our peak season, our quarterly results of operations may fluctuate significantly as a result of adverse weather during this peak selling period if the weather is unusually cool or rainy on a more national or regional basis.

Off-balance sheet arrangements

        We have no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Critical accounting policies

        Allowances for doubtful accounts.    We maintain allowances for doubtful accounts for estimated losses resulting from the inability of our customers to make the required payments on their accounts. We have attempted to reserve for these estimated losses based on our past experience with similar accounts receivable and believe our reserves to be adequate. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments on their accounts, additional allowances may be required.

        Long-lived assets.    Property and equipment is carried at cost and is being depreciated on a straight-line basis over estimated lives of 10 to 40 years for buildings and site improvements and 2 to 20 years for plant, equipment and machinery. Leasehold improvements are depreciated over the shorter of the lease term or the assets useful life. Maintenance and repairs are charged to expense as incurred, while capital improvements that extend the useful lives of the underlying assets are capitalized. We accounted for all of our historical acquisitions using the purchase method of accounting and as a result recorded significant amounts of goodwill. Other intangible assets include the following that are amortized over their useful lives:

Intangible assets	Useful life
Goodwill	Indefinite life
Trade name	Indefinite life
Patents	Remaining legal life as of acquisition date
Customer relationships	Straight line method over economic lives of eight to 30 years
Debt issue costs	Effective interest method over the term of the debt

        Reserves for claims.    We are exposed to various claims relating to our business, including those for which we retain portions of the losses through the application of deductibles and self-insured retentions. These claims include workers compensation claims, automobile claims for injury or property damage involving our fleet and general liability claims typically involving certain slip and fall injuries at customer locations. These types of claims may take time to resolve and, accordingly, the ultimate liability associated with a particular claim may not be known for a period of time. Our methodology for developing self-insurance reserves is based on management estimates, which incorporate periodic actuarial valuations. Our estimation process considers, among other matters, the cost of known claims over time, cost inflation and incurred but not reported claims. These estimates may change based on, among other things, changes in our claims history or receipt of additional information relevant to assessing the claims. Further, these estimates may prove to be inaccurate due to factors such as adverse judicial determinations or settlements at higher than estimated amounts. Accordingly, we may be required to increase or decrease our reserve levels.

        Impairment of goodwill and long-lived assets.    In accordance with authoritative guidance on impairment or disposal of long-lived assets, long-lived assets and certain identifiable intangible assets to be held and used are reviewed for impairment on an annual basis or whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. The determination of recoverability of long-lived assets and certain other identifiable intangible assets is based on an estimate of undiscounted future cash flows resulting from the use of the asset or its disposition. Measurement of an impairment loss for long-lived assets and other intangible assets that management expects to hold and use are based on the fair value of the asset. Long-lived assets to be disposed of are reported at the lower of carrying amount or net realizable value. In accordance with authoritative guidance on goodwill and other intangible assets, goodwill is evaluated using a market valuation approach, based on valuations of comparable businesses, multiples of earnings of comparable businesses and discounted cash flows. Goodwill and certain other intangible assets are evaluated at each fiscal year end and whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. At December 31, 2009, we considered the market value of our stock and a reasonable control premium to evaluate the recoverability of our goodwill.

        Inherent in the determination of such future cash flows and valuations are certain estimates and judgments, including the interpretation of current economic indicators and market values and assumptions about our strategic plans with regards to our operations. To the extent additional information arises or our strategies change, it is possible that our conclusions regarding the impairment of goodwill or other long-lived assets could change and result in a material effect on our financial position or results of operations.

        Income taxes.    We account for income taxes under the liability method, which requires, among other things, recognition of deferred income tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company's consolidated financial statements or tax returns. Under this method, deferred income tax assets and liabilities are determined based on the temporary differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities and the recognition of available tax carryforwards. We account for the benefit from uncertain tax positions only if it is more likely than not that the tax positions will be sustained upon examination by taxing authorities having full knowledge of all relevant information. Interest and penalties related to uncertain tax liabilities are included in tax expense.

        Revenue recognition.    Revenue is recognized when product (packaged ice and ice packaging bags for ISB systems) is delivered to and accepted by customers. In 2009, traditional ice manufacturing and distribution and Ice Factory operations accounted for 90% and 10% of our revenues, respectively. There is no right of return with respect to the packaged ice and bags delivered. Revenue resulting from management agreements for ISB systems are recognized as earned under contract terms.

        Stock-based compensation.    Stock-based compensation expense is measured at the grant date based on the fair values of the awards and is recognized as expense over the period in which the stock-based compensation vests.

Recently adopted accounting pronouncements

        In February 2008, the FASB delayed the effective date of the authoritative guidance on nonfinancial assets and nonfinancial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis, to fiscal years beginning after November 15, 2008. We elected to defer the adoption of the guidance for nonfinancial assets and nonfinancial liabilities until January 1, 2009. The adoption of this guidance on January 1, 2009 had no impact on our results of operations and financial position. No assets and liabilities are measured at fair value on a recurring basis as of December 31, 2009.

        In December 2007, the FASB issued authoritative guidance on business combinations. This guidance establishes principles and requirements for how the acquirer in a business combination recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed and any noncontrolling interest in the acquiree. This guidance significantly changes the accounting for business combinations in a number of areas, including the treatment of contingent consideration, preacquisition contingencies, transaction costs and restructuring costs. In addition, changes in an acquired entity's deferred tax assets and uncertain tax positions after the measurement period will impact income tax expense. The guidance was effective for fiscal years beginning on or after December 15, 2008. The adoption of this standard on January 1, 2009 had no impact on our results of operations and financial position; however, in accordance with the new standard, $0.1 million of acquisition related costs were expensed and a $0.6 million gain on bargain purchase was recognized related to an acquisition completed in 2009.

        In March 2008, the FASB issued authoritative guidance on disclosures about derivative instruments and hedging activities. The guidance will require enhanced disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for and its related interpretations and (c) how derivative instruments and related hedged items affect an entity's financial position, financial performance and cash flows. The guidance was effective for fiscal years and interim periods beginning after November 15, 2008. We included the required disclosures under this guidance upon adoption.

        In April 2008, the FASB issued authoritative guidance on determination of the useful life of intangible assets. This guidance amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible. This guidance was effective for fiscal years beginning on or after December 15, 2008 and applied only to intangible assets acquired after the effective date. The adoption of this standard on January 1, 2009 had no impact on our results of operations and financial position.

        In June 2008, the FASB issued authoritative guidance on determining whether instruments granted in share-based payment transactions are participating securities. According to this guidance, unvested share-based payment awards that contain non-forfeitable rights to dividends or dividend equivalents are considered participating securities. As such, they have been included in the computation of basic earnings per share under the two-class method.

        In January 2009, the FASB issued authoritative guidance on disclosure requirements for financial instruments. This guidance requires disclosures about the fair value of financial instruments in interim and annual financial statements. This guidance was effective for interim periods ending after June 15, 2009, but early adoption was permitted for interim periods ending after March 15, 2009. We adopted this guidance in the three months ended June 30, 2009 and have included the required disclosures (see Note 10 to the consolidated financial statements included elsewhere in this prospectus).

        In May 2009, the FASB issued authoritative guidance on subsequent events. This guidance establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. This guidance is effective for interim or annual financial periods ending after June 15, 2009, and we adopted this guidance during the three months ended June 30, 2009. The adoption of the guidance did not have an impact on our consolidated results of operations or financial position.

        In June 2009, the FASB issued the FASB Accounting Standards Codification™ and the Hierarchy of Generally Accepted Accounting Principles (the "Codification"). The Codification became the single official source of authoritative, nongovernmental U.S. generally accepted accounting principles ("GAAP"). The Codification did not change GAAP but reorganizes the literature. The Codification was effective for interim and annual periods ending after September 15, 2009, and we adopted the Codification during the three months ended September 30, 2009.

        In December 2009, the FASB issued ASU 2009-17, "Consolidations (Topic 810)—Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities." ASU 2009-17 changes how a reporting entity determines when an entity that is insufficiently capitalized or is not controlled through voting (or similar rights) should be consolidated. ASU 2009-17 also requires a reporting entity to provide additional disclosures about its involvement with variable interest entities and any significant changes in risk exposure due to that involvement. ASU 2009-17 is effective for fiscal years beginning after November 15, 2009 and for interim periods within the first annual reporting period. The adoption of ASU 2009-17 on January 1, 2010 did not have a material effect on our results of operations and financial position.

New accounting pronouncements

        None.

Quantitative and qualitative disclosure about market risks

        Market risk generally represents the risk that losses may occur in the value of financial instruments as a result of movements in interest rates, foreign currency exchange rates and commodity prices. Our main market risk category is interest rate risk.

        We are exposed to some market risk due to the floating interest rates under the New Credit Facility. Principal balances outstanding under the New Credit Facility bear interest per annum, at our option, at the sum of the base rate or LIBOR plus the applicable margin. The applicable margin for base rate loans was initially 3.75% and for LIBOR loans was initially 4.75%, with such applicable margins subject to reduction based upon our net leverage ratio. The base rate is defined as the greater of the prime rate (as announced from time to time by the administrative agent), the federal funds rate plus 0.5% or the one-month LIBOR rate plus 1.0%.

        As of March 31, 2010, there were no balances outstanding under our New Credit Facility.

Business

Overview

        We are the largest manufacturer and distributor of packaged ice in the United States. We serve a variety of customers in 33 states and the District of Columbia under the Reddy Ice® brand name. Our principal product is ice packaged in 6 to 50 pound bags, which we sell to a highly diversified customer base, including supermarkets, mass merchants and convenience stores. For the year ended December 31, 2009, we sold approximately 1.6 million tons of ice. Our products are primarily sold throughout the southern United States (the "Sun Belt"), one of the most attractive regions in the country for packaged ice sales due to warm weather, extended peak selling seasons and historically favorable population growth patterns. No other manufacturer and distributor of packaged ice in the United States has the geographic presence, infrastructure or capacity necessary to meet the multi-state demands of customers in our markets. Our business is characterized by attractive margins and modest annual maintenance capital expenditure requirements, which generate strong free cash flow. For the year ended December 31, 2009, we had revenues and net income of $312.3 million and $4.2 million, respectively. For the three months ended March 31, 2010, we had revenues and a net loss of $35.9 million and $22.6 million, respectively.

        We market our ice products to satisfy a broad range of customers, primarily under the Reddy Ice brand name. We produce ice in cube, half-moon, cylindrical and crushed forms (collectively referred to as "cubed ice") as well as block forms. Our primary ice product is cubed ice packaged in ten pound bags, which we sell principally to convenience stores and supermarkets. We also sell cubed ice in assorted bag sizes ranging from 6 to 50 pounds to restaurants, bars, sporting and other special events, airlines, vendors, caterers, and public and private disaster relief organizations and block ice in 10, 25 and 300 pound sizes to commercial, agricultural and industrial users. The majority of our sales are direct to supermarket chains, convenience stores, mass merchants and other commercial customers. In addition, a portion of our products is sold through distributors who deliver ice to our customers on our behalf and who resell ice to their own customers. We also contract with ice manufacturers outside our geographic footprint to produce and deliver ice to our customers on our behalf.

        We have built a strong customer base by providing a high level of service and quality at competitive prices utilizing our extensive network of ice manufacturing plants, distribution centers and our proprietary in-store bagging equipment ("ISB"), which we call The Ice Factory®. Our Ice Factory machines are located in high volume locations and produce, package and store ice through an automated, self-contained process that significantly reduces our distribution and delivery costs. We have a diverse customer base and long-standing relationships with our customers across all major retail channels as evidenced by our high retention rates with prominent supermarkets, mass merchants and convenience stores such as Albertson's, Circle K, ExxonMobil, Food Lion, Kroger, Safeway, 7-Eleven and Wal-Mart. In addition, we are focused on expanding our non-retail sales channels, including sales to construction, airline, sporting and other special events and agricultural customers. Our largest customer, Wal-Mart and Sam's Club on a combined basis, accounted for approximately 14% of our revenue in 2009. Most of our major customers, including all of our top twenty retail ice customers in terms of revenues, have purchased ice from us and our predecessor companies for over a decade. Within our markets, we supply substantially all of the packaged ice to most of our top twenty retail ice customers. The percentages both of our total revenues derived from and also our volume sold to national and regional convenience and grocery store chains have grown over the last several years as each of these retail channels has consolidated. We have benefited from supplying these national and regional retailers as many of these customers have grown at rates in excess of industry averages.

        At June 30, 2010, we owned or operated 57 ice manufacturing facilities, 72 distribution centers and approximately 3,500 ISB machines. As of the same date, we had an aggregate daily ice manufacturing capacity of approximately 18,000 tons.

Industry overview

        We estimate that the annual wholesale market demand for packaged ice in the United States and Canada, including packaged ice resold through retail channels and packaged ice utilized in non-retail applications, is approximately $2.3 billion. This market is serviced by manufacturers such as ourselves, ice vendors and in-house production, primarily by small retail operations and, to a lesser extent, by large retailers. The packaged ice industry is highly fragmented and includes us, one other multi-regional operator, one multi-state operator and numerous local and regional companies of varying size and resources, with most ice manufacturers having annual revenues of less than $2 million.

        Traditional ice manufacturers produce and distribute packaged ice from a centrally located facility through direct store delivery ("DSD"). As a result of high transportation costs, producers are typically limited to servicing customers within approximately 100 miles from the point of production, subject to fuel costs, route density and other factors. Packaged ice suppliers compete based primarily on service, quality and price, with success dependent upon prompt and reliable delivery during peak seasonal months, an efficient manufacturing and distribution system, high-density customer distribution routes within a region and high customer concentration in a market area. Each customer location typically carries one brand of ice provided by a single supplier.

        In addition to traditional manufacturing and distribution, the packaged ice market is served by a range of on-premises manufacturing solutions, including The Ice Factory, our automated ISB system, ice vending machines and manufacturing and bagging operations within a store location. We expect technological innovation in on-premises manufacturing solutions to continue and believe technologically sophisticated solutions will continue to play a larger role within the packaged ice industry.

        The packaged ice industry is highly seasonal, characterized by peak demand during the warmer months of May through September, with an extended peak selling season in the southern United States. We believe volume growth in the packaged ice industry generally tracks population growth, thus favoring geographic markets with faster population growth. Demand within each geographic market can also be affected by weather conditions, with cool or rainy weather negatively impacting ice purchases, as well as by macroeconomic factors, including changes in the level of recreational and construction activity.

Business strategy

        Our vision is to be the "Total Ice Solution" for our customers. The key components of our strategy for achieving this goal are as follows:

        Achieve operational efficiencies.    Plant operations and distribution represent the largest portion of our annual expenses. We have recently initiated a thorough review of our manufacturing processes and are currently reducing our operating costs by deploying best practices throughout our manufacturing operations and making targeted expenditures for improving plant efficiency, including investments in automation technologies. In addition, we have identified opportunities for continued facility consolidations. In the last eight years, we have consolidated our ice manufacturing and distribution facilities, reducing the total number of facilities (including all acquired facilities) from 153 at December 31, 2001 to 129 at June 30, 2010. Despite this reduction in the number of manufacturing plants, we have increased our overall capacity by redeploying equipment from closed facilities and investing in new equipment. As we introduce additional automation technologies in our production facilities, the output of those facilities increases, which provides additional opportunities for plant network optimization and facility rationalization.

        We believe our distribution and logistics operations also offer significant opportunities for operational improvement. We have developed operational protocols and programs to reduce the cost of operating our distribution fleet. In addition, we have made, and will continue to make, investments in labor- and time-saving equipment and technologies for distribution route optimization. For example, in recent years, we have deployed handheld technology devices for streamlined routing, invoicing and other functionality throughout our distribution fleet. Developments in handheld device technology and functionality now offer additional opportunities for efficiency improvements.

        We are also pursuing opportunities to reduce costs through further centralization of certain administrative functions currently carried out in our facilities and the implementation of technology based administrative process improvements and improved staffing utilization. Extensive work is being done to re-engineer processes to identify and eliminate non-value-added activity and enhance efficiencies and productivity. These efficiencies are intended to improve working capital, standardize processes, streamline customer account management, facilitate scalability of the customer service function and enhance overall communications with employees, customers and vendors.

        We expect to realize at least $8 million in cost savings in 2010 as a result of our operational efficiency initiatives.

        Grow DSD.    We intend to achieve growth in our DSD business by addressing non-retail market opportunities, distributing through new retail channels and enhancing our distribution relationships with existing customers. We believe non-retail users of packaged ice, including agricultural, industrial, construction, airline and catering customers, represent a significant opportunity for revenue growth as our market share among these customers is low. We believe that our range of distribution and service options will allow us to effectively serve the diverse needs of these and other non-retail customers. We also believe there are opportunities for growth in retail channels, including the dollar store channel, which have not historically sold packaged ice. We are able to customize our product offerings and distribution methods to align with the needs of end-users who shop at these retailers. We also believe there are opportunities for continued growth with our existing customers. We intend to capitalize on our long-standing customer relationships by growing with our large national and regional customers as they seek to increase their market share and consolidate the retail segments in which they operate. As the primary supplier in our regions to most of these customers, we are well positioned to share in our customers' growth. In addition there is an opportunity to capture incremental volume as these customers continue to reduce their supplier base in order to achieve efficiencies across the supply chain. We have also developed protocols to provide our customers with substantial quantities of emergency or backup ice in response to unexpected or unusual events, including natural disasters. Our proven ability to respond in extreme circumstances is critically important to our customers and strengthens our relationships with our customers and the populations they serve.

        Expand ISB and on-premise supply.    We are the leader in deployed ISB technology with an installed base of approximately 3,500 ISBs. We believe our proven ability to rapidly deploy substantial numbers of ISBs nationally is a key differentiator between our product and service offerings and our competitors. We will continue to use ISB technology as a means to efficiently service our customers' high-volume locations, reduce our cost to produce and deliver ice to certain locations, service customer locations we cannot economically service through our DSD business, and respond to customer and societal demands for enhanced environmental sustainability in our business. We are pursuing improvements to our existing ISB technology to reduce ISB manufacturing costs, improve ISB production capabilities and expand our ISB service offerings to include ice vending and other retail capabilities.

        Expand ice machine leasing.    We have historically had a limited presence in the ice machine leasing market and have recently made an equity investment in an innovative entrant in this market. In connection with our vision to be the "Total Ice Solution" for our customers, we intend to expand our capability to lease commercial ice-makers to our customers and to reach new customers, such as restaurants, bars and hotels, which have not traditionally been served by the packaged ice industry. In total, we estimate ice machine leasing is a $1.0 billion market. Leased ice-makers are frequently used by our retailer customers in support of their food merchandising operations. For example, in a supermarket, a leased ice-maker in the back of the store provides the ice used in the seafood department and is entirely separate from the packaged-ice retailing equipment located at the front of the store. By drawing on our expertise in the purchase, installation, maintenance and backup of ice-making equipment, we believe we can provide a value-added service to our customers both at the front end and back end of their store operations.

        Growth through acquisitions.    Acquisitions are an integral component of our strategy for achieving our vision of being the "Total Ice Solution." We believe there are opportunities for growth through the disciplined pursuit of acquisitions in support of each of the strategies described above. In particular, the packaged ice industry continues to be highly fragmented. We will continue to evaluate and pursue strategic acquisitions, including acquisitions of packaged ice manufacturers in existing or adjacent geographic markets that enhance the density of our distribution routes, provide capacity rationalization opportunities, increase our market penetration in existing markets or expand our presence in contiguous markets. In the last seven years, we acquired 61 packaged ice businesses for purchase prices aggregating approximately $139 million, including direct acquisition costs, and purchased leased manufacturing facilities for an aggregate purchase price of $13.7 million. In each of these acquisitions, we were successful in completing the integration of the acquired business with our operations, financial and management systems and customer service departments within a 12-month period after the acquisition was consummated.

Ice products

        Our ice operations consist of the traditional manufacture and delivery of ice from a central point of production to the point of sale as well as sales from our ISB machines. In 2009, traditional ice manufacturing and ISB revenues accounted for approximately 90% and 10% of our revenues, respectively.

        We market our ice products to satisfy a broad range of customers, primarily under the Reddy Ice® brand name. We produce our ice in cube, half-moon, cylindrical and crushed forms and also produce ice in block form. Our primary ice product is cubed ice packaged in ten pound bags, which we sell principally to mass merchants, convenience stores and supermarkets. We also sell significant amounts of small (seven pound) and medium (16 to 20 pound) bags of cubed ice and ten-pound block bags to the same mass merchants, convenience stores and supermarkets. We sell cubed ice in assorted bag sizes ranging from 16 to 50 pounds to restaurants, bars, sporting and other special event venues, airlines, vendors, caterers, and public and private disaster relief organizations. In addition, we sell block ice in 10, 25 and 300 pound sizes to commercial, agricultural and industrial customers. From time-to-time, we continue to evaluate opportunities to broaden our product and service offerings through the introduction of new sizes of bagged cubed ice as well as new ice products.

Manufacturing

        To ensure that the water supplied by each municipality meets our quality standards, the water is often filtered for use in the ice making process. We use low micron filtration, carbon filtration, water softeners, ozone generators and reverse osmosis as needed to achieve the proper water quality needed to produce a clear product. All of our ice manufacturing facilities are certified by the International Packaged Ice Association. This certification requires the inspection of more than 50 areas of operation, ensuring high water quality, a sanitary operating environment and safe working conditions.

        We manufacture ice in two ways: the vertical plate method and the vertical tube method. In both methods, water is circulated over cold vertical surfaces where the flowing water freezes into ice. The process of freezing the water while in motion acts as a final purification process by extracting minerals and other dissolved solids still present in the water following the filtration process. When the ice builds to the proper thickness it is detached from the plates or tubes by heating the freezing surfaces. In the vertical plate method, the sheet of ice falls onto a motor driven cutter which chops the ice into smaller sizes and empties into a collection bin. In the vertical tube method, as the tube of ice falls into the collection bin, it is cut into small cubes by a rotating cutter. From the collection bin, the ice is transferred to a central refrigerated holding bin where the ice is mechanically raked.

        From the central refrigerated holding bin, the ice is then mechanically screened to remove any small pieces and to separate the ice according to size. The ice is then transferred to packaging machines, where the ice is measured and packaged into a variety of bag sizes. The product is then palletized and stored in our cold storage vaults before being delivered to customer locations.

        For the majority of our manufacturing facilities, we use ammonia as the refrigerant in the ice makers and storage vaults. Ammonia is a common refrigerant used for most industrial refrigeration systems.

        Our ISB system manufactured ice is produced primarily by standard commercial ice makers using the vertical plate method. Water is circulated over cold vertical surfaces where the flowing water freezes into ice. The process of freezing the water while in motion acts as a final purification process by extracting minerals and other dissolved solids still present in the water following the filtration process. When the ice builds to the proper cube thickness it is detached from the plates or tubes by heating the freezing surfaces. The ice maker empties into a collection bin. From the collection bin, the ice is transferred automatically to the bag via an auger located in the holding bin. After achieving its required weight, the bag of ice is heat-sealed and dropped into the storage box for merchandising and sale.

Distribution

        Due to high product transportation and shipping costs, the ice business has historically been a local-service business in which manufacturers produce and package ice at centrally-located facilities and distribute to a limited-market radius of approximately 100 miles. Due to these geographic constraints and the limited amount of product differentiation in the packaged ice industry, we focus on maintaining an efficient service, distribution and pricing system in each of our markets. We deliver ice through both traditional distribution methods and the ISB systems. We believe that this unique combination of distribution service offerings enables us to better serve our customers.

        Traditional distribution.    We produce and bag ice at centrally-located manufacturing facilities and subsequently sell the product with several delivery alternatives. These delivery alternatives include: (1) delivering packaged ice directly to the customers' retail locations and then refilling our on-site merchandisers (known as direct store delivery or DSD), (2) delivering pallet quantities to retail locations where our customers' employees refill our merchandisers and (3) warehouse shipments of ice from our facilities to the facilities of our customers who then choose to deliver ice to their retail locations through their own distribution network. Our products are delivered through our own distribution operation as well as by third-party distributors who transport and deliver the product to our customers. These distributors also purchase ice from us for resale to their own customers. To store ice inventory, we own or rent appropriate freezer space. We own, lease, or rent up to 1,500 vehicles during the summer, our peak selling season. Additionally, ice is distributed to our customers' locations that are outside of our distribution area by co-packers who produce and deliver their ice to our customers.

        We currently serve most customers through traditional distribution methods by filling tens of thousands of company-owned ice merchandisers installed at our customers' locations. Our size and scale allow for an efficient production and distribution network by focusing on areas with the appropriate customer density, providing superior production capacity and through the use of large dedicated distribution centers. Servicing areas with high customer density improves routing efficiencies and reduces transportation costs. This is critical, since distribution accounts for a large percentage of our overall costs. In addition, our production capacity in adjacent geographic markets has allowed us to avoid "out of ice" situations and related lost sales during peak periods.

        Ice factory systems.    The Ice Factory is our proprietary self-contained automated in-store bagging system placed at the customer's location that manufactures, bags and stores packaged ice. Each unit is built to our specifications and includes ice makers, a merchandiser and a bagging machine. The unit is capable of producing and packaging approximately one to two tons of ice per day, depending on the configuration of the unit. ISB machines are most frequently used in high volume customer locations such as mass merchants and supermarkets. The ISB systems, when combined with traditional delivery methods, provide our customers with the flexibility to meet their specific supply requirements in a cost-efficient manner. Transportation costs, the most significant cost of traditional ice delivery, are significantly reduced by on-site production. As a result of these cost savings, we believe that ISB systems provide us with operating efficiencies in high volume locations compared to traditional ice delivery.

        We believe that providing frequent, regular and reliable service and support to our customers is one of the most important elements in operating our Ice Factory network. Our National Service Center serves as the hub for all equipment, technical support, parts distribution, and data connection relating to the performance of the service network. Recent innovations will lead to web-based interface with each of the on-site Ice Factory systems. This will allow the National Service Center to serve as the core for all maintenance, repair, and sales logistics. Service calls related to ISB machines located outside of our market area are dispatched to co-packers, who service our ISB machines on our behalf.

        ISB locations are selected only after a thorough review and analysis of historical ice sales and the local competitive environment. Our ISB systems located outside of our primary territories are maintained under service agreements with other ice suppliers.

Customers

        We market our ice products to a broad range of customers, including supermarket chains, mass merchants, convenience stores, wholesale ice and food distributors, commercial and industrial users, bars and restaurants, sporting and other special event venues, agricultural buyers and competitive producers and self-suppliers who experience supply shortages. The primary purchasers of our traditional ice products and users of our ISB systems are retailers with no internal ice production capacity. We believe that our high level of service, quality products and competitive prices result in customer retention.

        In 2009, we significantly expanded our presence within the dollar store channel through a major effort with the industry leader. The dollar store channel is the fastest growing retail segment in the United States today as it expands its product offering and store counts to attract more consumers. This initiative continues in 2010 with other major players in this important segment.

        We also specialize in providing ice in times of disaster as packaged ice can play an important role in relief and recovery efforts. We operate a dedicated Emergency Management solution to provide federal, state and local relief agencies, as well as our own customers in the affected areas, with safe, clean, food grade quality ice in times of need. With our centralized systems, we can bring to bear the full impact of our network of 129 manufacturing and distribution facilities to respond to any catastrophe.

        While we have a diversified customer base, our largest customer, Wal-Mart and Sam's Club on a combined basis, accounted for approximately 14% of our revenues in 2009. Our other largest accounts include the supermarket chains Food Lion, HEB, Publix, Kroger, Safeway and Albertson's. Our largest national accounts also include the national convenience and petroleum store chains Circle-K, 7-Eleven and ExxonMobil and the regional convenience and petroleum store chains Valero/Diamond Shamrock,

The Pantry and RaceTrac. In 2009, our sales, measured in terms of tons, were allocated to our retail channels as follows: 46% to supermarket and mass merchant chains, 27% to convenience and petroleum store chains, 13% to distributors and 14% to other channels. Due to consolidation within those retail channels, the percentage of our total volume measured in terms of tons sold to national and regional chains has grown over the past decade.

Sales and marketing

        Our sales and marketing personnel communicate regularly with our existing customers and initiate discussions with potential new customers. Sales and marketing personnel at our corporate headquarters, along with certain members of our senior management, communicate with our larger national and regional chain customers while our field personnel handle smaller local customers and local representatives of our larger national and regional chain customers.

        Typically, our customer relationships are long term and turnover of major customers is infrequent. As a result, a significant portion of our corporate sales and marketing efforts are focused on maintaining and expanding these existing relationships. We also regularly explore and develop new customer relationships. To do so, we have created a National Accounts Sales team to seek out opportunities to service our current large chain customers, as well develop opportunities in the non-retail commercial and industrial segments. Our Field Sales team has been expanded to do the same at the local level with more regional and independent business operators.

Competition

        The traditional packaged ice industry is highly competitive and highly fragmented. In the United States, the traditional packaged ice industry includes us, one other multi-regional operator, one multi-state operator and hundreds of local operators. Although our largest competitors generally do not serve customers in our primary markets, we have placed ISB systems in certain of the primary markets of our largest competitors and we compete with numerous smaller local and regional companies of varying sizes and competitive resources in our primary markets. Most ice manufacturers have annual revenues of less than $2 million. In addition to the competition we face from traditional ice manufacturers, numerous convenience and grocery retailers operate commercial ice plants for internal use or manufacture and bag ice at their store locations. Our ice products generally do not face competition within a particular store as almost all of our customers rely on a single supplier of packaged ice at each point of sale. From time to time, new competitors emerge to compete with us in various areas, including the technology and distribution methods included in our ISB systems. More recently, competitors focused on selling and operating free-standing ice vending machines have appeared more prominently in the marketplace. These new competitors provide certain convenience and cost benefits relative to the traditional distribution model, however we believe that these new competitors, on their own, lack the full range of flexibility, service and support we can offer. We closely monitor industry developments and trends and the impact of competitors on our business.

        Competition in the packaged ice industry is based primarily on service, quality and price. To compete successfully, an ice manufacturer must be able to offer significant supply and distribution capacity on a seasonal basis while maintaining cost efficiency. We are the largest company in the packaged ice industry, serving customers in 33 states and the District of Columbia. Our large geographic footprint, manufacturing capacity and distribution infrastructure, including traditional ice delivery, warehouse delivery and ISB technology, give us the ability to service large retailers across multiple states and regions in a variety of ways. Because of these attributes, we are positioned to benefit from continued consolidation within our customer base and from increased reliance by national and regional customers on suppliers that serve multiple markets.

        We have been providing ice products and delivery services to many of our large customers for more than a decade. Our customers depend on our consistent ability to ensure prompt and reliable delivery, particularly during peak seasonal months and during relief efforts immediately following major natural disasters due to our ability to produce and ship ice from unaffected areas into disaster recovery areas. The strength of our customer relationships is further reinforced by the fact that most of our customers rely on us for substantially all of the packaged ice at each point of sale. We believe that the strength of our customer relationships provides us with a significant competitive advantage over other suppliers in our markets.

Acquisitions

        From 1997 through 1999, we pursued a consolidation strategy within the highly fragmented packaged ice industry. During that period, we completed approximately 80 acquisitions. Significant acquisitions included the purchase of Reddy Ice Corporation from Suiza Foods Corporation in April 1998 and the purchase of Cassco Ice & Cold Storage, Inc. in July 1998. Reddy Ice Corporation, prior to our acquisition of it, had been active in the consolidation of the packaged ice industry, having made 28 acquisitions from January 1997 to April 1998. Cassco was a leading regional producer and distributor of packaged ice products and was an owner/operator of refrigerated warehouses in the mid-Atlantic region. We did not complete any significant acquisitions from 2000 through the third quarter of 2003.

        Since the beginning of the fourth quarter of 2003, we have completed a total of 61 acquisitions. Information regarding our acquisitions during this period is set forth in the table below.

Year	Acquisitions completed	Aggregate purchase price (including direct acquisition costs)
2003	2	$67.4 million
2004	11	16.9 million
2005	2	0.9 million
2006	10	12.9 million
2007	20	26.8 million
2008	7	4.0 million
2009	1	1.1 million
2010 (through June 30, 2010)	8	9.2 million

        We will continue to consider strategic acquisitions, principally in existing or adjacent geographic markets, that enhance the density of our distribution routes, provide capacity rationalization opportunities, increase our market penetration in existing markets or expand our presence in contiguous or new markets.

Dispositions

        During the third quarter of 2007, we sold our bottled water business and substantially all of our cold storage business. As a result, the results of operations for those businesses, including the gain on sale, has been presented as "Discontinued Operations" in the consolidated statements of operations for all periods presented.

        In recent years, as part of our efforts to strategically deploy our assets, we have periodically evaluated and disposed of excess and non-core assets, including real estate and equipment. In 2009, 2008 and 2007, we realized $0.6 million, $2.0 million and $1.2 million, respectively, in proceeds from non-core assets disposed of, primarily through the sale of real estate. In 2009, 2008 and 2007, we recorded losses on the dispositions of assets in the amount of $2.3 million, $1.9 million and $1.7 million, respectively. In 2008 and 2007, impairments of $0.2 million and $1.4 million, respectively, were recorded on four pieces of real estate. These amounts exclude the disposition of our bottled water and cold storage operations in 2007 and impairments associated with these operations.

Employees and labor relations

        At June 30, 2010, we directly employed approximately 1,500 company employees and retained approximately 800 additional employees through temporary employment agencies. Each year, during the second and third calendar quarters, our labor force increases to approximately 2,700 total employees due to seasonal increases in ice demand and during the first and fourth calendar quarters our labor force decreases to approximately 2,000 total employees due to seasonal decreases in ice demand. We direct and control the hiring process for substantially all of these seasonal employees, while using temporary employment agencies for payroll administration and risk management of workers' compensation insurance. We generally have not experienced any difficulty in meeting these seasonal employment needs. Labor costs, including the associated payroll taxes and benefit expenses, is our most significant expense item and were approximately 34% of our revenues for the year ended December 31, 2009. As of June 30, 2010, no employees were represented by a union or subject to a collective bargaining agreement. We have never experienced a work stoppage due to labor difficulties and we believe our relationship with our employees is good.

Raw materials and suppliers

        We have not experienced any material supply problems in the past with respect to our business.

        We use large quantities of plastic bags. The cost of bags was approximately 6% of our revenues in 2009. Historically, market prices for plastic bags have fluctuated in response to a number of factors, including changes in polyethylene prices, which are generally linked to natural gas and oil prices. The cost of plastic bags has been particularly volatile since 2005. Significant increases in the cost of plastic bags could have a material adverse effect on our business as we may not be able to pass this expense through to our customers.

        In order to provide cost benefits as compared to our historical relationships, we entered into a five year supply contract with a supplier to provide the majority of our bag needs beginning March 1, 2008. The contract requires a minimum purchase of 250 million bags per year. We did not meet the 250 million minimum bag purchase commitment during 2009; however, the supplier waived the 2009 purchase commitment. We anticipate being in compliance with the 250 million minimum bag purchase commitment in 2010 and future periods. There are numerous plastic bag manufacturers throughout the United States with the capability of providing for our plastic bag needs.

        Electricity is a significant component of our manufacturing costs. The cost of electricity was approximately 5% of our revenues in 2009. Since 2002, our plants have been operating in both regulated and deregulated electricity markets. A significant number of our manufacturing facilities operate in regulated electricity markets and pay rates based on standard schedules for similar industrial facilities. With the assistance of an outside consultant and through our own internal resources, we regularly monitor and review rate schedules, usage and other statistical data to ensure proper billing and identify additional cost control opportunities that may be available in these regulated markets. In deregulated electricity markets, we regularly evaluate market conditions and competing suppliers to obtain the best pricing available. Significant increases in electricity rates in both the regulated and deregulated markets in which we operate could have a material adverse effect on our results of operations as we may not be able to pass this expense through to our customers.

        We also use large quantities of fuel in our distribution process. Numerous vendors throughout the United States provide the fuel for our vehicles. Fuel expenses in 2009 were approximately 3% of revenues. Market prices for fuel have fluctuated widely over the last several years. Significant increases in fuel prices could have a material adverse effect on our business as we may not be able to pass this expense through to our customers. During 2008, increases in the price of fuel resulted in approximately $4.8 million of additional costs, while decreases in fuel prices in 2009 reduced our costs by approximately $7.2 million. In February 2009, we entered into a hedging arrangement to lock the price of diesel for a substantial portion of our 2009 needs at then current prices and we are currently evaluating potential hedging arrangements for 2010 and beyond.

        We have relationships with approximately 120 third party ice distributors throughout our market area who deliver a portion of our products to our customers and sell our ice to their own customers. We have contractual relationships with substantially all of these distributors. Our contracts contain standard terms governing their relationship with us, including exclusivity and price. Distributors handled approximately 28% of our ice sales, measured in terms of tons, in 2009, either delivering the product to our customers for a delivery fee or reselling the ice to their own customers. Total costs related to these distribution services were approximately 6% of our revenues in 2009.

        We have relationships with approximately 50 third party co-packers who produce and deliver ice to customer locations outside of our market area. Certain of these co-packers also service our ISB machines on our behalf. We have a contractual relationship with substantially all of these co-packers. We maintain the customer relationship and handle all billings and collections.

Information systems

        Internal information systems are critical to our ability to operate efficiently. We monitor individual manufacturing plants and ISB system performance on a daily basis through automated and manual reporting systems. This information enables us to track detailed cost and profitability information, identify opportunities to redistribute traditional manufacturing capacity among markets, assess the cost-effectiveness of an ISB system at a particular location and to analyze market sales trends. In addition, all of our accounting and financial reporting functions are integrated into a single accounting platform that is centrally administered at our Dallas, Texas facility. This system facilitates centralized cash management, timely financial reporting, consistent reporting formats and inventory tracking. Hand-held mobile technology is being upgraded to enable our delivery personnel to create and record sales transactions at the point of sale. This technology will help automate the sales transaction process and eventually improve the efficiency of each driver's daily route. IT organizational changes have been made to improve core support competencies and to ensure a higher level of systems availability and service quality. We consider information systems and administrative functions to be important areas for further evaluation and investment.

Intellectual property

        We regard The Ice Factory®, our in store bagging machine, as proprietary and rely primarily on a combination of patents, nondisclosure and confidentiality agreements and other protection methods to secure and protect our intellectual property rights. We hold or have exclusive rights to several patents relating to The Ice Factory, including the bagging device and the overall assembly of the unit. The patents issued in the United States, Mexico and Canada relating to The Ice Factory expire at various dates from 2010 through 2026. We also hold or have exclusive rights to U.S. patent applications related to the Ice Factory. Any patents which may be issued on, from or as a result of the U.S. patent applications relating to the Ice Factory will most likely expire in 2026 or thereafter. These intellectual property rights are limited in scope and value and competitors with technology similar to The Ice Factory appear in the marketplace from time to time and we take appropriate actions as needed to protect our intellectual property. We continue to develop improvements to the Ice Factory and intend to pursue additional intellectual property protection covering any improvements deemed strategic or otherwise significant, including ice vending and other retail capabilities.

        In addition, we have developed or acquired a number of trademarks (both registered and common law) and trade names for use in our ice business, and we hold licenses for the use of additional trademarks from third parties. We believe the use of our trademarks creates goodwill and results in product differentiation. However, we do not believe that the loss of any of our trademarks would have a material adverse effect on our business or results of operations.

        We vigorously defend our intellectual property against infringement, including by filing suit against makers of devices which violate our patents relating to The Ice Factory.

Government regulation

        The packaged ice industry is subject to various federal, state and local laws and regulations. These require us to, among other things, obtain licenses for our plants and machines, pay annual license and inspection fees, comply with certain detailed design and quality standards regarding our plants and ISB systems and continuously control the quality and quantity of our ice.

        Our packaged ice products are subject to federal and state regulation as a food pursuant to the Federal Food, Drug and Cosmetic Act, regulations promulgated thereunder by the Food and Drug Administration and analogous state statutes. These statutes and regulations impose comprehensive food manufacturing practices governing the sanitary conditions of the facilities where ice is manufactured, the design and maintenance of the equipment used to manufacture the ice, the quality of source water and the sanitary practices of employees during ice production. We cannot predict the types of government regulations that may be enacted in the future by federal, state or local governments or how existing or future laws or regulations will be interpreted or enforced. The enactment of more stringent laws or regulations or a stricter interpretation of existing laws and regulations may require additional expenditures by us, some of which could be material. Various states have imposed additional requirements including (1) quarterly testing of ice for the presence of microbes and certain substances regulated under the federal Safe Drinking Water Act, (2) specific requirements for keeping ice packaging operations separate from other activities and (3) labeling requirements for the bags used, including the display of the name of the ice manufacturer, manufacturing location and net weight. Certain of our ISB systems and ice manufacturing facilities are subject to routine and random safety, health and quality inspections. We believe that our facilities, manufacturing practices and ISB systems are in substantial compliance with all applicable federal, state and local laws and regulations and that we will be able to maintain such substantial compliance in the future.

        Recently, the FDA and certain states, including states in the regions in which we operate, have begun implementing more stringent regulations regarding health and sanitation standards and more actively enforcing existing rules and regulations. Two pieces of federal legislation, HR. 2749 and S. 510 were recently passed by the respective branches of Congress which will ultimately result in stricter regulations on self bagging operators to meet the standards of food grade product. There will be more opportunity for us as retailers seek to replace their self bagging operations due to higher expenses and testing of product. We have supported such efforts and believe our facilities and quality standards will exceed any contemplated new regulation or enforcement standards.

        We are subject to certain health and safety regulations, including Occupational Safety and Health Act regulations. These regulations require us to comply with certain manufacturing, health and safety standards to protect our employees from accidents. From time to time, our employees experience accidents on the job, which on occasion will result in a review or an investigation by the Occupational Safety and Health Administration. Such reviews may result in penalties or the requirement that we make modifications to our procedures or facilities, all of which may result in increased costs.

Environmental matters

        Our ice manufacturing operations are subject to a wide range of environmental laws and regulations governing, among other things, air emissions, wastewater discharges, the use, management and disposal of hazardous and non-hazardous materials and wastes, and the cleanup of contamination. These requirements are complex, changing and tend to become more stringent over time. Noncompliance with such laws and regulations, or incidents resulting in environmental releases, could cause us to incur substantial costs, including cleanup costs, fines and penalties, third party claims for personal injury, investments to retrofit or upgrade our facilities and programs, or curtailment of our operations.

        Our facilities use refrigerants such as ammonia and Freon in manufacturing and cold storage operations. We have implemented risk and safety management plans at our facilities, as required under applicable laws and regulations, based on the quantity of ammonia stored and/or used at these locations. We will continue to review our facilities on an ongoing basis, including recently acquired facilities, to evaluate the feasibility of reducing on-site ammonia storage through engineering controls or, where required, to implement or update such programs. Some of our facilities that use various Freon compounds may not be in compliance with applicable Freon refrigerant requirements, including leak detection and repair, recordkeeping or reporting. We have implemented ozone depleting substance compliance programs at all facilities that utilize these refrigerants. We will continue to identify facilities and to implement procedural or mechanical changes as necessary to comply with applicable laws and regulations. To date, maintaining compliance with and addressing violations under these and other environmental laws and regulations has not had a significant effect on our business, financial condition or results of operations. However, significant operating costs and capital expenditures could be incurred if additional or more stringent requirements are imposed in the future.

        From time to time, our use of ammonia has resulted in incidents that have temporarily disrupted our manufacturing operations and resulted in liability for administrative penalties and claims for personal injury. To date our costs to resolve these liabilities have not been material. Although we carry liability insurance against such losses, we could incur significant costs if our coverage is not sufficient to pay for all or a large part of any judgments against us, or if our carrier refuses coverage for these losses.

        In addition, some Freon refrigerants are subject to phase-outs and, as a result, are very costly to obtain. We will continue to reduce our dependence on such Freon compounds by upgrading or modifying our operations and by identifying approved substitutes. Based on current information, we believe that the Freon phase-outs will not impede our ability to produce and store ice or result in material cost increases for Freon substitutes.

        Certain of our current and former facilities, including facilities acquired in our ongoing acquisition program, have a history of industrial or commercial operations. In connection with our acquisitions, we regularly review the potential environmental liabilities of the acquired entities and assets. Because some environmental laws can impose liability for the entire cost of cleanup upon any of the current or former owners or operators, regardless of fault, it is possible that we could become liable for investigating or remediating contamination at these properties if any investigation or remediation is required in the future. Such costs have not historically had, and are not expected to have in the future, a material adverse effect on our business, financial condition or results of operations.

Seasonality

        The packaged ice business is highly seasonal, characterized by peak demand during the warmer months of May through September, with an extended peak selling season in the southern United States. Approximately 69%, 69%, 68%, 70%, and 70% of our annual revenues occurred during the second and third calendar quarters in each of 2009, 2008, 2007, 2006 and 2005. For information on our revenues per quarter for each of 2009 and 2008, see Note 17 to our audited financial statements. As a result of seasonal revenue declines and a less than proportional decline in expenses during the first and fourth quarters, we typically experience lower margins resulting in losses during these periods. In addition, because our operating results depend significantly on sales during our peak season, our quarterly and annual results of operations may fluctuate significantly as a result of adverse weather during this peak selling period if the weather is unusually cool or rainy on a national or regional basis.

Properties

        We maintain our principal executive offices in Dallas, Texas, where we lease approximately 32,217 square feet of space. The lease in Dallas expires in 2015. As of June 30, 2010, we owned or leased 57 ice manufacturing plants and 72 distribution centers. As of June 30, 2010, we leased 10 of our ice manufacturing plants and 24 of our distribution centers. The leases are scheduled to expire at various dates from 2010 to 2020. Including an installed base of approximately 3,500 Ice Factories, we had a combined, rated ice manufacturing capacity of approximately 18,000 tons per day. We believe that our current physical properties, along with our planned capital expenditures, are adequate for us to execute our current business strategy.

        Certain manufacturing and distribution facilities may be permanently closed in conjunction with the ongoing review of our network of facilities, while others may be closed on a seasonal basis depending upon production requirements.

        The following is a list of our active facilities and total rated traditional ice manufacturing capacity as of June 30, 2010:

	No. of manufacturing facilities	No. of distribution centers	Traditional manufacturing capacity (rated tons per day)(1)
Alabama	5	4	1,150
Arizona	4	5	1,202
Arkansas	1	3	240
California	1	—	80
Colorado	3	2	600
Florida	8	7	2,032
Georgia	4	4	1,190
Louisiana	3	4	742
Maryland	1	1	240
Mississippi	—	2	—
Missouri	1	1	180
Nevada	1	—	260
New Mexico	1	3	160
North Carolina	3	3	920
Oklahoma	3	5	532
South Carolina	3	3	735
Tennessee	2	—	448
Texas	10	18	3,005
Utah	1	—	160
Virginia	2	6	600
West Virginia	—	1	—

Total	57	72	14,476

(1)
Does not include the rated ice manufacturing capacity of our installed Ice Factories, which was approximately 3,500 tons per day in the aggregate as of March 31, 2010.

Litigation

        Antitrust matters.    In March 2008, we and certain of our employees, including members of management, received subpoenas issued by a federal grand jury in the Eastern District of Michigan seeking documents and information in connection with an investigation by the Antitrust Division of the United States Department of Justice ("DOJ") into possible antitrust violations in the packaged ice industry. In addition, on March 5, 2008, federal officials executed a search warrant at our corporate office in Dallas, Texas. On August 28, 2008, we received a second subpoena for documents from the federal grand jury sitting in the Eastern District of Michigan. Current and former employees have also been subpoenaed to testify and have testified before a federal grand jury in the Eastern District of Michigan and, more recently, before a federal grand jury in the Southern District of Ohio. The search warrant and subpoenas that we and our employees received are connected with a broader industry inquiry by the Antitrust Division of the DOJ. The Home City Ice Company, Arctic Glacier International, Inc., and three former employees of Arctic Glacier have entered guilty pleas regarding a conspiracy to allocate customers and territories in southeastern Michigan and the Detroit, Michigan, metropolitan area. Sentencing of the three former Arctic Glacier employees took place on February 2, 3 and 4, 2010, sentencing of Arctic Glacier occurred on February 11, 2010, and Home City was sentenced on March 2, 2010.

        On March 25, 2008, we were served by the Office of the Attorney General of the State of Florida with an antitrust civil investigative demand (the "Florida CID") requesting the production of documents and information relating to an investigation of agreements in restraint of trade and/or price-fixing with respect to the market for packaged ice. On June 11, 2008, we received a civil investigative demand from the Office of the Attorney General of the State of Arizona (the "Arizona CID"). All of the documents and information requested by the Arizona CID were included in the Florida CID and the Arizona CID states that it will be satisfied by the production of information which had been and would be provided to Florida in response to the Florida CID. On or about June 16, 2009, we were served by the State of Michigan, Department of the Attorney General, with a civil investigative demand requesting information and documents relating to sales of ice to units of government in Michigan, sales of ice in Michigan for which we made or received payment, and contracts and agreements with Michigan entities (the "Michigan CID"). We have been advised that the Florida CID, the Arizona CID and the Michigan CID are related to a multi-state antitrust investigation of the packaged ice industry and that the Attorneys General of 19 states and the District of Columbia are participating in the multi-state investigation. The states' investigation is related to the ongoing investigation of the packaged ice industry by the Antitrust Division of the DOJ. We have complied with all requests for documents and information regarding these matters. We may in the future receive additional civil investigative demands or similar information requests from other states participating in the multi-state investigation or conducting their own investigations.

        On November 19, 2008, we were notified by the Civil Fraud Division of the DOJ (the "Civil Fraud Division") that the Civil Fraud Division had opened an investigation with respect to us. The Civil Fraud Division's investigation is expected to examine whether we may have violated the federal False Claims Act by submitting, or causing to be submitted, false claims to the federal government as a result of entering into allegedly anticompetitive agreements which may have affected the sale of packaged ice to the government. On or about January 6, 2009, we received a request for documents in connection with that investigation. The Civil Fraud Division's investigation is related to the investigation by the Antitrust Division of the DOJ.

        We are cooperating with the authorities in these investigations. We have substantially completed our production of documents and information to the Antitrust Division of the DOJ and to the states. We have substantially completed providing information and documents requested by the Civil Fraud Division of the DOJ. We have also made employees available for interviews by the Antitrust Division of the DOJ. Certain of our current and former employees have testified before the grand juries. We expect to continue to make available documents and other information in response to the investigating agencies' subpoenas, requests and civil investigative demands. At this time, we are unable to predict the outcome of these investigations, the possible loss or possible range of loss, if any, associated with the resolution of these investigations or any potential effect they may have on us, our employees or operations.

        On March 6, 2008, our Board of Directors formed a special committee of independent directors to conduct an internal investigation of these matters. The special committee retained counsel to assist in its investigation. In order to maintain the independence of the special committee's investigation, officers and employees who were employed by us at the time the investigation commenced have not had access to information obtained in the special committee's investigation or the results of the investigation to date. The investigation by the special committee and its counsel is substantially complete. The special committee's investigation will likely remain open until the conclusion of the investigation by the Antitrust Division of the DOJ because of the possibility that additional information relevant to the special committee's investigation may become available to the special committee. At this time, the special committee has not reached a determination whether any violations of the antitrust laws have occurred. The special committee does not believe any of our active employees are a focus of the investigation by the Antitrust Division of the DOJ. We and our employees are cooperating in the special committee's investigation.

        Effective September 13, 2008, Ben D. Key, our Executive Vice President—Sales & Marketing, was placed on a paid leave of absence and relieved of his duties at the direction of the special committee. The special committee has found that Mr. Key violated our policies and is associated with matters that are under investigation.

        Following the announcement that the Antitrust Division of the DOJ had instituted an investigation of the packaged ice industry, a number of lawsuits, including putative class action lawsuits, were filed in various federal courts in multiple jurisdictions alleging violations of federal and state antitrust laws and related claims and seeking damages and injunctive relief. Pursuant to an Order from the Judicial Panel on Multidistrict Litigation, the civil actions pending in federal courts have been transferred and consolidated for pretrial proceedings in the United States District Court for the Eastern District of Michigan. On June 1, 2009, the Court appointed interim lead and liaison counsel for the putative direct and indirect purchaser classes. On September 15, 2009, the lead plaintiffs for each of the putative direct and indirect purchaser classes filed consolidated amended complaints. We have filed motions to dismiss both of these complaints. The motion relating to the direct purchaser claims was denied by the Court on July 1, 2010.

        On March 1, 2010, a putative class action Statement of Claim was filed against us in the Ontario Superior Court of Justice in Canada alleging violations of Part VI of the Competition Act and seeking general damages, punitive and exemplary damages, pre-judgment and post-judgment interest, and costs. A case conference regarding this matter was held on June 9, 2010. In that case conference, a schedule was set for proceedings relating to Plaintiffs' Motion for Certification of a Class.

        On March 8, 2010, a punitive class action Statement of Claim was filed against us in the Court of Queen's Bench of Alberta, Judicial District of Calgary, in Canada, alleging violations of Part VI of the Competition Act and seeking general damages, special and pecuniary damages, and punitive and exemplary damages, interest and costs. This Statement of Claim has not yet been served on us.

        In addition to the putative class action lawsuits filed in federal court, a putative class action lawsuit was filed in Kansas state court alleging violations of state antitrust laws and related claims and seeking damages and injunctive relief. Defendants filed motions to dismiss and those motions to dismiss were granted on February 26, 2009.

        One direct action lawsuit has been filed against us in the United States District Court for the Eastern District of Michigan asserting claims based on alleged violations of federal and state antitrust laws, RICO and tortious interference and seeking damages, civil penalties and injunctive relief. The defendants filed motions to dismiss that case. On May 29, 2009 the Court dismissed all claims against us in that lawsuit. On June 29, 2009, the plaintiff filed a motion for reconsideration, and on July 17, 2009 the Court reversed in part its May 29, 2009 order, reinstating only the RICO claim against us. The dismissal of the remaining claims was not affected. On August 10, 2009, we filed an answer to the reinstated claim. Discovery is ongoing in that matter.

        We intend to vigorously defend the pending lawsuits. At this time, we are unable to predict the outcome of these lawsuits, the possible loss or possible range of loss, if any, associated with the resolution of these lawsuits or any potential effect they may have on us or our operations.

        SEC inquiry.    On or about October 21, 2008, we received notice that the Securities and Exchange Commission had initiated an informal inquiry into matters that are the subject of the investigation by the special committee of our Board of Directors. We have cooperated with the informal inquiry and have not received any recent communications regarding this matter.

        Stockholder litigation.    Beginning on August 8, 2008, purported class action complaints were filed in the United States District Court for the Eastern District of Michigan asserting claims under the federal securities laws against us and certain of our current or former senior officers. The complaints, which are substantially similar, allege that the defendants misrepresented and failed to disclose the existence of, and our alleged participation in, an alleged antitrust conspiracy in the packaged ice industry. The complaints purport to assert claims on behalf of various alleged classes of purchasers of our common stock. On July 17, 2009, the Court consolidated the actions and appointed a lead plaintiff and interim lead plaintiff's counsel. The lead plaintiff filed a consolidated amended complaint on November 2, 2009. We filed a motion to dismiss the consolidated amended complaint on December 17, 2009. Plaintiffs filed a response to that motion to dismiss on January 18, 2010, and we filed a reply in support of the motion on February 17, 2010.

        Two stockholder derivative actions have been filed on our behalf in state district court in Dallas County, Texas, naming as defendants, among others, certain current and former officers and members of our Board of Directors. Those cases have been consolidated in the 68th Judicial District Court of Dallas County, Texas. The petitions assert claims for breach of fiduciary duty, unjust enrichment, insider selling, abuse of control, and gross mismanagement and seek damages, equitable relief, attorney fees and costs. The consolidated case is set for trial on August 2, 2011.

        We and the other defendants intend to vigorously defend the pending lawsuits. At this time, we are unable to predict the outcome of these lawsuits, the possible loss or possible range of loss, if any, associated with the resolution of these lawsuits or any potential effect they may have on us or our operations.

        Other matters.    We are also involved in various other claims, lawsuits and proceedings arising in the ordinary course of business, including intellectual property matters. There are uncertainties inherent in the ultimate outcome of such matters and it is difficult to determine the ultimate costs that we may incur. We believe the resolution of such other ordinary course uncertainties and the incurrence of such costs will not have a material adverse effect on our consolidated financial position, results of operations or cash flows.

Management

Directors and executive officers

Name	Age(1)	Title
Gilbert M. Cassagne	53	Chairman, Chief Executive Officer and President
William P. Brick	59	Director
Kevin J. Cameron	41	Director
Theodore J. Host	64	Director
Michael S. McGrath	63	Director
Michael H. Rauch	72	Director
Robert N. Verdecchio	53	Director
Steven J. Janusek	38	Executive Vice President, Chief Financial Officer and Secretary
Paul D. Smith	56	Executive Vice President and Chief Operating Officer
William A. Tolany	63	Executive Vice President and Chief Customer Officer
Angela S. Wallander	45	Executive Vice President and Chief Administrative Officer
Richard D. Wach	61	Executive Vice President—Vending and Leasing
Nicholas P. Bolton	53	Senior Vice President—Manufacturing, Engineering and Procurement
William A. Richardville	50	Senior Vice President—Distribution and Logistics
Steven A. Wilson	51	Senior Vice President—National Account Sales
Mark A. Steffek	41	Vice President—Finance and Treasurer
Kenneth C. Fernandez	49	Vice President and Corporate Counsel

(1)
Age information as of March 24, 2010.

        Gilbert M. Cassagne, 53, became Chief Executive Officer and President, and a member of the Company's Board of Directors, on June 23, 2008. Mr. Cassagne was named Chairman of the Company's Board of Directors on May 20, 2009. Prior to joining the Company, Mr. Cassagne was Chief Executive Officer of Cadbury Schweppes Americas Beverages, a division of the multinational consumer products company Cadbury Schweppes, from February 2003 to October 2007, where he also served a part of the executive board. Mr. Cassagne has held numerous other positions within Cadbury including Regional President of Asia Pacific and President of Motts. Prior to Cadbury Schweppes, Mr. Cassagne also worked for consumer products and beverage companies such as Procter & Gamble and Dr Pepper/Seven Up, Inc., prior to its acquisition by Cadbury Schweppes in April 1995. Mr. Cassagne's insights on the Company's business as Chief Executive Officer and President of the Company provide relevant information and experience to the Board of Directors.

        William P. Brick, 59, became a member of the Company's Board of Directors on August 15, 2003. Mr. Brick served as Executive Chairman from June 2008 to May 2009 and had served as Chief Executive Officer and President on an interim basis from December 2007 to June 2008, after having previously served as Executive Chairman since May 17, 2007. Prior to serving as Executive Chairman in 2007, Mr. Brick was named Chief Executive Officer of the Company and a member of the Company's Board of Directors on August 15, 2003, Chief Executive Officer and director of Reddy, in April 2001 and the Chairman of Reddy's board of directors in June 2001. Prior to joining Reddy, Mr. Brick was employed by Suiza Foods Corporation, now known as Dean Foods Company, where he served as Executive Vice President from July 1996 until October 1996 and as Chief Operating Officer of Dairy Operations from October 1996 until January 2000. Before joining Suiza, Mr. Brick was the Vice President—Sales and Marketing for the Metropoulos Management Group from February 1996 until June 1996. From 1995 until January 1996, he served as Vice President—Sales and Marketing for Ultra Products. Mr. Brick's long history with the Company and, in particular, his former service as Chairman and Chief Executive Officer of the Company, provides unique perspective and experience to the Board of Directors.

        Kevin J. Cameron, 41, became a member of the Company's Board of Directors on December 31, 2008. Mr. Cameron has more than ten years of corporate governance and strategy experience. In 2003, Mr. Cameron co-founded Glass Lewis & Company, a leading independent research firm focused on issues of corporate governance. From 2001 to 2002, Mr. Cameron handled corporate affairs for Moxi Digital, a technology venture focused on digital entertainment. From 1997 to 2001, he was employed by NorthPoint Communications, a publicly-traded broadband telecommunications company. Prior to 1997, Mr. Cameron was an attorney with the corporate law firm of Kellogg, Huber, Hansen, Todd & Evans in Washington D.C. and served as a law clerk to the Hon. James L. Buckley of the United States Court of Appeals for the District of Columbia Circuit. Mr. Cameron earned a law degree from the University of Chicago and an undergraduate degree from McGill University. Mr. Cameron also serves as a director of Keryx Biopharmaceuticals, Inc. and as a member of the Shamrock Activist Value Fund's Advisory Panel. Mr. Cameron's experience in finance and corporate governance matters provides relevant expertise to the Board of Directors.

        Theodore J. Host, 64, became a member of the Company's Board of Directors on November 15, 2005. Mr. Host is a private investor. From October 2001 to April 2004, Mr. Host was the CEO and Director, and from November 1999 until October 2001 was President, CEO and a Director, of Prestige Brands International, a consumer products company. Mr. Host worked with McCown DeLeeuw & Co. to create a consumer products start-up company from March 1996 to November 1999. Prior thereto, Mr. Host served as the President and Chief Operating Officer, and later Chief Executive Officer, of The Scotts Company, a lawn care company. Mr. Host holds Bachelor of Arts and Master of Arts degrees in business from New York University. Mr. Host's executive background and experience in operations, marketing and sales, as well as his supply chain management experience, provides relevant expertise to the Board of Directors.

        Michael S. McGrath, 63, became a member of the Company's Board of Directors on February 22, 2006. Mr. McGrath is the former President and Chief Operating Officer of Dr. Pepper/Seven Up, Inc., the North American business of Cadbury Schweppes plc. From August 1998 to March 2002, Mr. McGrath was President and Chief Operating Officer of Cadbury Beverages/Seven Up. In April 2002, Mr. McGrath's responsibilities as President and Chief Operating Officer were expanded to include Cadbury Schweppes' Dr. Pepper business. Mr. McGrath retired in January 2005 and is currently a private investor. He currently serves as a director for Eaux Vives Waters Inc., Polar Corp. and The Nutrasweet Company. Mr. McGrath holds a Bachelor of Education from Boston College. Mr. McGrath's executive background and experience in marketing and sales, as well as his supply chain management experience, provides relevant expertise to the Board of Directors.

        Michael H. Rauch, 72, became a member of the Company's Board of Directors on April 17, 2008. Mr. Rauch is Of Counsel to the law firm of Fried, Frank, Harris, Shriver & Jacobson LLP. Mr. Rauch joined Fried Frank in 1968, was a partner of the firm from 1972 to 2004 and served as co-managing partner of the firm from 1998 to 2003. Mr. Rauch holds a Bachelor of Arts degree from Princeton University and an LL.B. from Harvard Law School. Mr. Rauch's legal career provides relevant expertise to the Board of Directors.

        Robert N. Verdecchio, 53, became a member of the Company's Board of Directors on September 7, 2005. Mr. Verdecchio is a private investor. From 1997 to 2004 he served as a member of the Board of Directors of Pegasus Communications Corporation when it operated as a provider of satellite, cable and broadcast television as well as of wireless internet access. Mr. Verdecchio also served as Pegasus' Chief Financial Officer from 1991 to 2000. Mr. Verdecchio holds a B.S. in Accounting from Temple University. Mr. Verdecchio's experience in finance and accounting matters provides relevant expertise to the Board of Directors.

        Steven J. Janusek, 38, became Chief Financial Officer in October 2000, Executive Vice President in April 2001 and Secretary in June 2001. Mr. Janusek is a certified public accountant and served as Treasurer from February 2000 until March 2001 and as Corporate Controller from January 1998 until October 2000. Mr. Janusek joined Southwestern Ice, Inc. in July 1994 and from January 1996 served as the Corporate Controller of Southwestern Ice until its merger with Reddy in April 1997.

        Paul D. Smith, 56, became Executive Vice President and Chief Operating Officer on September 15, 2008. Prior to joining Reddy Ice, Mr. Smith was employed by Cadbury Schweppes PLC, a multinational consumer products company, from 2001 to 2007. Mr. Smith served Cadbury in various positions, including Senior Vice President—Sales Operations and Supply Chain, Regional Director—Supply Chain for Europe and the Middle East and Senior Vice President—Technical and Concentrate Operations for Dr. Pepper/Seven Up. Prior to joining Cadbury in 2001, Mr. Smith worked for 22 years in various operational roles for Pepsico, Inc. and Procter & Gamble.

        William A. Tolany, 63, was appointed Executive Vice President and Chief Customer Officer effective April 14, 2009. Mr. Tolany joined Reddy Ice in February 2002 as Vice President—Marketing. Mr. Tolany left Reddy Ice in August 2004 to become President and Chief Executive Officer of Stimulys Performance Marketing. He returned to Reddy Ice in August 2006 as Vice President—Business Development to manage the acquisition strategy for the company. He assumed responsibility for the functions of our Executive Vice President Sales & Marketing on an interim basis in September 2008. Mr. Tolany has extensive experience in consumer packaged goods, food products and beverages with companies such as General Foods Corporation, The Dr Pepper Company and Cadbury Schweppes.

        Angela S. Wallander, 46, was appointed Executive Vice President and Chief Administrative Officer effective June 8, 2009. Prior to joining the Company, Ms. Wallander was employed with Dr Pepper Snapple Group for 22 years in various positions, including most recently, Senior Vice President—Customer Solutions from 2008 to 2009 and Senior Vice President—Shared Business Services from 2004 to 2008.

        Richard D. Wach, 61, became Executive Vice President—Vending and Leasing on July 5, 2010. Mr. Wach has served as a consultant since September of 2009. Prior to joining the Company, Mr. Wach was employed by Cadbury Schweppes/Dr Pepper/Snapple Group from 1982 until joining Reddy Ice where he held several Senior Vice President positions in Business Development, New Product Innovation and Pepsi Sales Systems. Mr. Wach held the following positions in his tenure with Cadbury Schweppes: Vice President Marketing Fountain Foodservice, Region Vice President West, Marketing Manager Fountain/Foodservice and Division Sales Manager East. He also worked for Proctor and Gamble in sales. He is a graduate of University of Connecticut with a Business Administration degree in Political Science.

        Nicholas P. Bolton, 53, was appointed Senior Vice President—Manufacturing, Engineering and Procurement on April 30, 2009. Mr. Bolton has served as a consultant since September 22, 2008. Prior to joining the Company, Mr. Bolton was employed by Cadbury Schweppes PLC and its subsidiaries for more than nineteen years. Mr. Bolton served Cadbury in various positions, including, most recently, Senior Vice President—Manufacturing of Cadbury Schweppes Americas Beverages from 2003 to 2008 and Senior Vice President—Manufacturing & Engineering of the Mott's/Snapple Division of Cadbury Schweppes from 2000 to 2003.

        William A. Richardville, 50, was appointed Senior Vice President—Distribution and Logistics on April 30, 2009. Mr. Richardville has served as a consultant since September 22, 2008. Prior to joining the Company, Mr. Richardville was employed by Cadbury Schweppes Americas Beverages from 2001 to 2007. Mr. Richardville served Cadbury in various positions, including, most recently, Vice President—Warehouse Operations & Supply Chain Technology from 2006 to 2007, Vice President—Bottling Operations from 2004 to 2006 and Vice President—Quality & Field Technical from 2001 to 2004. Prior to joining Cadbury Schweppes, Mr. Richardville worked for Nestle Waters North America and the Pepsi-Cola Bottling Group.

        Steven A. Wilson, 51, was appointed Senior Vice President—National Account Sales on April 30, 2009. Mr. Wilson was appointed as Vice President—Strategic Sales on April 1, 2009 and previously served as a consultant from October 8, 2008 to April 1, 2009. Prior to joining the Company, Mr. Wilson served as Vice President, Sales—National Accounts for Javo Beverage, a coffee and tea manufacturer, from 2006 to 2008, Vice President, Sales & Marketing for Mosquitonix, a pest management company, from 2005 to 2006, Vice President, Sales & Marketing for Ferrellgas, a propane marketer, from 2004 to 2005, and as Vice President—National Account Sales for Cadbury Schweppes Americas Beverages from 1996 to 2004.

        Mark A. Steffek, 41, was appointed Vice President—Finance and Treasurer in April 2001. Mr. Steffek is a certified public accountant and from September 1991 until he joined Reddy Ice in September 2000 as its Director of Financial Reporting and Assistant Treasurer, he served as an auditor with Deloitte & Touche LLP in various capacities, including senior manager.

        Kenneth C. Fernandez, 49, became Vice President and Corporate Counsel on February 15, 2010. Prior to joining the Company, Mr. Fernandez was employed by Lennox International Inc., a leading provider of climate control solutions for heating, air conditioning and refrigeration markets from 1999-2009. Mr. Fernandez served Lennox in various positions, including Chief Legal Counsel—LII Residential Heating and Cooling, Chief Securities Counsel and Assistant Secretary, Associate General Counsel and Assistant Secretary and Interim General Counsel and Secretary. Prior to joining Lennox, Mr. Fernandez worked for 10 years in various corporate attorney roles for Global Industrial Technologies, Inc. and SnyderGeneral Corporation. Mr. Fernandez attended Southern Methodist University School of Law receiving a Juris Doctor degree. He also attended California State University and University of Southern California receiving a Bachelor of Arts degree.

Board of Directors

Composition of the Board of Directors

        Our business is managed under the direction of our Board of Directors. Our Board of Directors currently consists of seven directors. The rules of the New York Stock Exchange ("NYSE") require a majority of the members of our Board of Directors to be "independent" directors. No director will be deemed to be independent unless the Board of Directors affirmatively determines that the director has no material relationship with the Company, either directly or as an officer, shareowner or partner of an organization that has a relationship with the Company. The Board of Directors observes all criteria established by the NYSE and other governing laws and regulations. In its review of director independence, the Board of Directors considers all relevant facts and circumstances, including without limitation, all commercial, banking, consulting, legal, accounting, charitable or other business relationships any director may have with the Company. After conducting its review of director independence in accordance with the foregoing, our Board of Directors has determined that we currently have five independent directors: Kevin J. Cameron, Theodore J. Host, Michael S. McGrath, Michael H. Rauch and Robert N. Verdecchio.

        Our Corporate Governance Guidelines state that the Board of Directors has no policy respecting the need to separate or combine the offices of Chairman of the Board and Chief Executive Officer of the Company. Our Corporate Governance Guidelines further state that it is the sense of the Board of Directors that it should be free to make this choice any way that seems best for the Company at a given point in time. Currently, our Chief Executive Officer also serves as chairman of the board, and the board selects a separate independent lead director.

        The Board of Directors believes that this leadership structure is best for the Company at the current time, as it appropriately balances the need for the Chief Executive Officer to run the company on a day-to-day basis with significant involvement and authority vested in the Board of Directors as a whole, the chairmen of the Board of Directors' various committees and, in particular, the role of the Chairman of the governance and nominating committee, who chairs all meetings of the non-management and independent directors and provides feedback from those meetings to the Company's management. Accordingly, the Chairman of the governance and nominating committee fulfills many of the duties of lead independent directors in other public companies.

Shamrock agreement

        We entered into a letter agreement dated as of April 17, 2008 with Shamrock Activist Value Fund, L.P., or SAVF, and certain of SAVF's affiliates, which we refer to, together with SAVF, as the Shamrock Activist Value Fund, pursuant to which two Shamrock Activist Value Fund nominees were designated by the Shamrock Activist Value Fund and appointed to the Board of Directors.

        The letter agreement provided that, for the period, referred to as the "Effective Period," from April 17, 2008 until the earlier of December 1, 2009 and the date on which the Shamrock Activist Value Fund owns less than 5% of our outstanding common stock, the Shamrock Activist Value Fund will have the right to designate two members of the Board of Directors.

        We have been informed that, in connection with each of Mr. Cameron's and Mr. Rauch's service as a Shamrock Activist Value Fund nominee and member of the Board of Directors, SAVF agreed to (i) pay each of them an annual retainer of $150,000, with such retainer terminating at the Annual Meeting, and (ii) provide each of them with limited indemnification for acts occurring during the duration of his service prior to the date of the Annual Meeting.

        The Effective Period has ended and thus the letter agreement is no longer in effect. The directors who were previously the Shamrock Activist Value Fund nominees, Kevin J. Cameron and Michael H. Rauch, have continued to serve on the Board of Directors.

Committees of the Board of Directors

        Audit committee.    Our audit committee currently consists of Kevin J. Cameron, Michael S. McGrath and Robert N. Verdecchio. Each member of the audit committee is financially literate, as such qualification is interpreted by the Board of Directors in its business judgment. In addition, our Board of Directors has determined that Mr. Verdecchio is an "audit committee financial expert" as such term is defined in Item 407(d)(5) of Regulation S-K. In accordance with the requirements of the NYSE, the audit committee is composed entirely of "independent" (as defined under Federal securities laws and the rules of the NYSE) directors. The nominating and governance committee recommends to our Board of Directors nominees for the audit committee.

        The audit committee will have at least four regular meetings each year. The results of each meeting are reported at the next regular meeting of our Board of Directors.

        The audit committee has the responsibility for overseeing:

  •
  our accounting and financial reporting processes;

  •
  the reliability of our financial statements;

  •
  the effective evaluation and management of our financial risks;

  •
  our compliance with laws and regulations; and

  •
  the maintenance of an effective and efficient audit of our financial statements by a qualified independent registered public accounting firm.

        To fulfill these responsibilities, the audit committee will:

  •
  be aware of the current areas of greatest financial risk to us and ensure that management is effectively assessing and managing risks;

  •
  consider the effectiveness of our disclosure controls and procedures to promote timely, accurate, compliant and meaningful disclosure in our periodic reports filed with the SEC;

  •
  periodically review with the independent registered public accounting firm their assessment as to the adequacy of our structure of internal controls over financial accounting and reporting, and their qualitative judgments as to the accounting principles employed and related disclosures by us and the conclusions expressed in our financial reports;

  •
  review our accounting policies and practices to ensure they meet the requirements with respect to the rules and pronouncements of the Financial Accounting Standards Board, the SEC and the Public Company Accounting Oversight Board;

  •
  select, evaluate and, if necessary, replace our independent registered public accounting firm;

  •
  actively engage in dialogue with the independent auditors with respect to any disclosed relationships or services that may impact the objectivity or independence of the independent registered public accounting firm;

  •
  meet with the independent registered public accounting firm, the internal auditors and senior management to review the scope and methodology of the proposed audit;

  •
  discuss with management policies and practices regarding earnings press releases, as well as financial information and earnings guidance provided to analysts and rating agencies;

  •
  set clear hiring policies with respect to any current or former employees of our independent registered public accounting firm;

  •
  review periodically our code of conduct and obtain confirmation from management that the policies included in the code of conduct are understood and implemented;

  •
  establish procedures for the receipt, retention and treatment of complaints we receive regarding our internal accounting controls or auditing matters and for the confidential, anonymous submission by employees of their concerns regarding our internal accounting controls and auditing matters; and

  •
  have the authority to engage independent counsel and other advisers, as necessary, to carry out any of the foregoing duties.

        Our Board of Directors adopted a written charter for the audit committee, which has been filed with the SEC and is also available on our website at http://www.reddyice.com. In addition, stockholders may request a free copy of the audit committee charter from: Reddy Ice Holdings, Inc., 8750 North Central Expressway, Suite 1800, Dallas, Texas 75231, Attention: Corporate Secretary, Steven J. Janusek, or by calling (214) 526-6740.

        Compensation committee.    Our compensation committee currently consists of Kevin J. Cameron, Theodore J. Host and Robert N. Verdecchio. Our Board of Directors has determined that the members of our compensation committee are "independent" in accordance with the rules of the NYSE. The nominating and governance committee recommends to our Board of Directors nominees for the compensation committee.

        The compensation committee will have at least one regular meeting each year. The results of each meeting are reported at the next regular meeting of our Board of Directors.

        The primary responsibility of the compensation committee will be to develop and oversee the implementation of our philosophy with respect to the compensation of our officers. In that regard, the compensation committee will:

  •
  develop and maintain a compensation policy and strategy that creates a direct relationship between pay levels and corporate performance and returns to stockholders;

  •
  recommend compensation and benefit plans to our Board of Directors for approval;

  •
  review and approve annual corporate and personal goals and objectives to serve as the basis for the chief executive officer's compensation, evaluate the chief executive officer's performance in light of the goals and, based on such evaluation, determine the chief executive officer's compensation;

  •
  determine the annual total compensation for executives in the top four salary grades of our salary grade system;

  •
  with respect to our equity-based compensation plans, approve the grants of stock options and other equity-based incentives as permitted under our compensation plans;

  •
  review and recommend compensation for non-employee directors to our Board of Directors; and

  •
  review and recommend employment agreements, severance arrangements and change of control plans that provide for benefits upon a change of control, or other provisions for our executive officers and directors, to our Board of Directors.

        Our Board of Directors adopted a written charter for the compensation committee, which is available on our website at http://www.reddyice.com. In addition, stockholders may request a free copy of the compensation committee charter from: Reddy Ice Holdings, Inc., 8750 North Central Expressway, Suite 1800, Dallas, Texas 75231, Attention: Corporate Secretary, Steven J. Janusek, or by calling (214) 526-6740.

        Corporate governance and nominating committee.    Our corporate governance and nominating committee (referred to herein as the "governance and nominating committee") currently consists of Theodore J. Host, Michael S. McGrath and Michael H. Rauch. Our Board of Directors has determined that the members of the governance and nominating committee are "independent" in accordance with the rules of the NYSE. The governance and nominating committee recommends to our Board of Directors nominees for the governance and nominating committee.

        The governance and nominating committee will have at least one regular meeting each year. The results of each meeting are reported at the next regular meeting of our Board of Directors. The governance and nominating committee will:

  •
  identify individuals qualified to serve as our directors;

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  recommend a set of corporate governance guidelines to our Board of Directors;

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  review periodically the composition of our Board of Directors;

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  identify and recommend director candidates for our Board of Directors;

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  recommend to our Board of Directors nominees for election as directors;

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  recommend to our Board of Directors the composition of the committees of the Board of Directors;

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  review and approve public disclosures;

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  review periodically our corporate governance guidelines and recommend governance issues that should be considered by our Board of Directors;

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  review periodically our committee structure and operations and the working relationship between each committee and the Board of Directors; and

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  consider, discuss and recommend ways to improve the effectiveness of our Board of Directors.

        Our Board of Directors adopted a written charter for the governance and nominating committee, which is available on our website at http://www.reddyice.com. In addition, stockholders may request a free copy of the governance and nominating committee charter from: Reddy Ice Holdings, Inc., 8750 North Central Expressway, Suite 1800, Dallas, Texas 75231, Attention: Corporate Secretary, Steven J. Janusek, or by calling (214) 526-6740.

        Special committee (investigation).    On March 6, 2008, our Board of Directors formed a special committee to conduct an independent investigation of all matters relating to our involvement in the investigation by the Antitrust Division of the United States Department of Justice. The special committee currently consists of Kevin J. Cameron, Theodore J. Host, Michael S. McGrath, Michael H. Rauch and Robert N. Verdecchio.

        Director nomination process.    While there are no formal procedures for stockholder recommendations of nominees to our Board of Directors, the committee will consider nominees recommended by stockholders that meet the stated criteria. A stockholder who wishes to recommend a prospective nominee for the Board of Directors should notify the Company's Corporate Secretary or any member of the governance and nominating committee in writing with whatever supporting material the stockholder considers appropriate prior to the deadline.

        Generally, candidates for director positions should possess:

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  relevant business and financial expertise and experience, including an understanding of fundamental financial statements;

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  the highest character and integrity and a reputation for working constructively with others;

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  sufficient time to devote to meetings and consultation on Board of Directors matters; and

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  freedom from conflicts of interest that would interfere with performance as a director.

        The governance and nominating committee evaluates prospective nominees from time to time and makes recommendations, if deemed necessary, to maximize the contribution by the Board of Directors to the success of the Company while achieving board diversity. Diversity in this context includes diversity of business experience, skills and talents. The governance and nominating committee also considers other relevant factors, including the balance of management and independent directors, the need for audit committee and other specialized expertise and relevant industry experience. A prospective candidate nominated by a stockholder is evaluated by the governance and nominating committee in the same manner as any other prospective candidate.

        Section 4 of the Company's Corporate Governance Guidelines states that diversity will be included in the assessments made by the governance and nominating committee in reviewing prospective nominees and the composition of the board of directors. The diversity of the board of the directors and its committees is one of the specific criteria evaluated by the governance and nominating committee.

Compensation committee interlocks and insider participation

        None of our executive officers has served as a director or member of the compensation committee, or other committee serving an equivalent function, of any entity of which an executive officer is expected to serve as a member of our compensation committee.

Codes of conduct and ethics and corporate governance guidelines

        Our Board of Directors adopted (1) a code of business conduct and ethics applicable to our directors, officers and employees and (2) corporate governance guidelines, each in accordance with applicable rules and regulations of the SEC and the New York Stock Exchange. Each of these codes of ethics and conduct and the corporate governance guidelines is available on our website at http://www.reddyice.com. In addition, stockholders may request a free copy of the code of ethics and the corporate governance guidelines from: Reddy Ice Holdings, Inc., 8750 North Central Expressway, Suite 1800, Dallas, Texas 75231, Attention: Corporate Secretary, Steven J. Janusek, or by calling (214) 526-6740.

Risk management

        The Board of Directors has monitored the development of our enterprise risk management framework during 2009. At each meeting of the Board of Directors during 2009, management provided updates regarding the development of the Company's risk management framework, the material risks identified, the level of existing mitigating controls and the development of additional mitigating controls. These reports have been accompanied by discussion among the Board of Directors regarding the Company's risk management framework and recommendations for modification of the risk management framework.

        In addition, the audit committee regularly reviews our internal audit process, including the organizational structure and staff qualifications, as well as the scope and methodology of the internal audit process. The audit committee receives reports from, and meets in executive session with, the Vice President—Internal Audit on a quarterly basis. Between meetings, the Vice President—Internal Audit has direct access to the audit committee as necessary.

        With the assistance of Towers Perrin, a compensation consultant, in 2009 the compensation committee reviewed the Company's compensation policies and practices for all employees, including executive officers, and determined that our compensation programs are not reasonably likely to have a material adverse effect on the Company. The compensation committee also reviewed our compensation programs for certain design features which have been identified by experts as having the potential to encourage excessive risk-taking. The compensation committee determined that, for all employees, the Company's compensation programs do not encourage excessive risk and instead encourage behaviors that support sustainable value creation.

Executive sessions

        Our corporate governance guidelines require that the non-management directors meet in executive sessions periodically (and at least four times per year), with no members of management present. The Chairman of the Corporate Governance and Nominating Committee presides at such executive sessions. Non-management directors who are not independent under the NYSE rules may participate in these executive sessions, however the non-management independent directors also meet separately in executive session at least once per year. The Chairman of the Corporate Governance and Nominating Committee presides at such executive sessions. Currently, Mr. Brick is the only non-management director who is not independent under the NYSE rules.

Executive compensation

Compensation discussion and analysis

Compensation philosophy and objectives

        Our philosophy in establishing compensation policies for our executive officers is to align compensation with our strategic objectives, while concurrently providing competitive compensation that enables us to attract and retain top-quality executive talent. The primary objectives of our compensation policies for executive officers are to:

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  Attract and retain executive officers by offering total compensation that is competitive with that offered by similarly situated companies and rewarding outstanding performance;

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  Promote and reward the achievement of short-term objectives that our Board of Directors and management believe will lead to long-term growth in stockholder value; and

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  Closely align the interests of executive officers with those of our stockholders by making the value of long-term incentive compensation dependent upon financial performance and total stockholder return.

Principal components of executive compensation

        The principal components of our executive compensation program are:

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  Base salary;

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  Cash annual incentive awards; and

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  Long-term, equity-based incentives.

Mix of compensation components

        Executive compensation is based on our pay-for-performance philosophy, which emphasizes executive performance measures that correlate closely with the achievement of both short-term performance objectives and long-term stockholder value. To this end, a substantial portion of our executive officers' annual and long-term compensation is at-risk. The portion of compensation at-risk increases with the executive's position within the Company. This provides more upside potential and downside risk for more senior positions as these roles have greater influence on the performance of the Company as a whole.

Annual compensation programs

        Our executive officers receive two forms of annual cash-based compensation—base salary and annual incentive awards, which together constitute an executive's total annual compensation. The levels of base salary and annual incentive awards for our executive officers are established annually under a program intended to maintain parity with the competitive market for executives in comparable positions. Total annual compensation for each position is targeted at the "market value" for that position. To determine market value, the compensation committee considers compensation data compiled by outside consultants based on a comparative peer group, as well as data from nationally-recognized independent executive compensation surveys.

        The compensation committee engaged Towers Perrin, a compensation consultant, in September 2008 to conduct a competitive assessment of compensation for our executives and top management positions. Towers Perrin concluded its assessment in February 2009. The results of this study were used, in part, to determine executive compensation levels for 2009 and 2010. The results of prior compensation studies by Towers Perrin were not used to determine executive compensation levels for

2009 or 2010. This review was conducted in parallel with a comprehensive strategic business review by the Company's management. Reflecting the conclusions of the Company's strategic business review and as a result of changes in the overall business environment and changes within a peer group previously selected by Towers Perrin for the Company, a comparative peer group was developed. The peer group was selected based upon an analysis of public companies with reference to their industry affiliation, size and financial performance. The peer group contained 15 companies from the packaged food, beverage and consumer goods industry sectors and was based on similarities in such measures as revenue, market capitalization, assets, return on equity, net profit margins, EBITDA, return on invested capital and the total number of company employees. The peer group created in connection with this assessment was comprised of the 15 companies listed below:

Arden Group, Inc.	Inter Parfums, Inc.
B&G Foods, Inc.	J&J Snack Foods Corp.
Boston Beer Company, Inc. (The)	National Beverage Corp.
Calavo Growers, Inc.	Prestige Brands Holdings, Inc.
Chattem, Inc.	Tootsie Roll Industries, Inc.
Diamond Foods, Inc.	USANA Health Sciences, Inc.
Gorman-Rupp Company (The)	WD-40 Company
Green Mountain Coffee Roasters, Inc.

        The compensation committee again engaged Towers Perrin in November 2009 for the limited purposes of (i) providing guidance for the long term incentive grants made in early 2010 and (ii) recommending changes to the Company's form of severance agreement to provide for additional severance payments following a change in control. Towers Perrin concluded its assessment in December 2009. The results of this study were used, in part, to determine long-term incentive compensation grant levels for 2010. The December 2009 study relied upon Towers Perrin's 2009 Long-Term Incentive Plan Survey, which is part of Towers Perrin's Compensation Data Bank. For more information on the amendments to the severance agreements, please refer to "Narrative disclosure to summary compensation table."

Role of executive officers in compensation decisions

        The compensation committee makes all compensation decisions for executives in the top four salary grades of our salary grade system—a total of eight employees as of March 24, 2010, including our Chief Executive Officer, Chief Operating Officer, Chief Financial Officer, Chief Customer Officer and Chief Administrative Officer. In addition, the committee oversees and approves both the annual incentive program and long term incentive program for all of the Company's employees. Decisions regarding base salaries of other executive officers are made by the Chief Executive Officer.

        The Chief Executive Officer or another supervising officer annually reviews the performance of all executive officers. The conclusions reached and recommendations based on these reviews, including with respect to salary adjustments and annual award amounts, are presented first to the Chief Executive Officer (if the Chief Executive Officer is not the immediate supervisor) and after approval to the compensation committee. The recommendations from the Chief Executive Officer to the compensation committee are permitted to include, and have included, recommendations as to the Chief Executive Officer's own compensation. The compensation committee can exercise its discretion in modifying any recommended adjustments or awards to executives and, as noted above, the compensation committee makes all compensation decisions for executives in the top four salary grades of our salary grade system.

Annual compensation policies

        Our annual compensation policies further our pay-for-performance philosophy. We set total annual compensation for our executive officers to approximate the market value for comparable positions and intend to have a meaningful percentage at risk. Annual incentive awards are targeted at a level that, when combined with base salaries, are intended to yield total annual compensation that approximates market value. As a result, total annual compensation for a position generally should exceed its market value when our financial performance exceeds our applicable annual targets. Total annual compensation generally should be below market value when our financial performance does not meet targets.

        In order to streamline our compensation system, on April 14, 2009 the compensation committee approved the establishment of a salary grade system for all senior management positions. The relative importance of a particular management position in comparison to other Company management positions as well as an assessment of competitive market data were the primary factors in determining the appropriate grade for each position.

        Base salary.    Based on base salary market data from the competitive compensation analysis described below, on April 14, 2009 the compensation committee approved salary ranges for each grade level. The Company's philosophy for base salary and the ranges for each grade are intended to utilize the 50th percentile for companies of comparable size from industry sectors comparable to that of the Company as the midpoint for each grade level. Currently, base salaries for our executive officers fall below the midpoints of their salary grade ranges, and are between the 25th and 50th percentile of the comparable company sample. The compensation committee's long term objective is for base salaries of our executive officers to approximate the 50th percentile of market value for comparable positions.

        In order to determine the 50th percentile for companies of comparable size from industry sectors comparable to that of the Company, the compensation study reviewed the following published survey sources providing both general industry and non-durable goods manufacturing industry pay data: Towers Perrin 2008 Executive Compensation Database, 2008 US Mercer Benchmark Database Logistics and Supply Chain Survey, Watson Wyatt's 2007/2008 Industry Report on Top Management Compensation and Watson Wyatt's 2007/2008 Industry Report on Supervisory Management Compensation. The Towers Perrin and Watson Wyatt Top Management study data were used by the compensation committee in evaluating compensation for the Company's most senior positions, including the Chief Executive Officer, Chief Operating Officer, Chief Financial Officer and Chief Customer Officer. This survey data was also used by the compensation committee in evaluating compensation for the Chief Administrative Officer at the time of her hiring. The Mercer and Watson Wyatt Supervisory Management study data was used by the compensation committee in evaluating compensation for members of management other than the most senior positions within the Company.

        The study data was analyzed using single regression data and tabular data at specific revenue levels, to reflect differences in responsibilities relative to company size, with an assumed revenue level for the Company of $350 million. The target levels were then determined through an average of the target levels across all survey respondents, and the target levels across the non-durable goods manufacturing respondents. In addition, for the Company's most senior positions, including the Chief Executive Officer, Chief Operating Officer, Chief Financial Officer and Chief Customer Officer, comparative data from the Company's peer group was analyzed to determine average compensation for each position within the peer group based solely on job title.

        At December 31, 2008 and subsequent to the adjustments implemented on April 14, 2009, the base salaries of our named executive officers were at the following levels:

Name	Base Salary at December 31, 2008	Base Salary at April 14, 2009
Gilbert M. Cassagne	$450,000	$450,000
Steven J. Janusek	260,000	300,000	(1)
Paul D. Smith	290,000	290,000
William A. Tolany	150,000	190,000	(2)
Angela S. Wallander	N/A	215,000	(3)

(1)
Increase approved on April 14, 2009, effective May 1, 2009.

(2)
Increase based on appointment as Executive Vice President and Chief Customer Officer, effective April 14, 2009.

(3)
Salary effective upon hiring on June 8, 2009.

        The salaries of these executive officers have not been further adjusted since April 14, 2009.

        The compensation study that was completed in February 2009 was used by the compensation committee in determining the salary adjustments implemented on April 14, 2009 as noted above.

        Annual incentive awards.    Annual incentive awards have been historically targeted at levels slightly higher than market value for comparable positions, which reflects our view that larger amounts of an executive's annual compensation should be at-risk.

        Incentive awards under the 2008 annual incentive program were based entirely on achieving Adjusted EBITDA targets. Adjusted EBITDA is computed on the same basis as required under our senior credit facility. More specifically, EBITDA represents net income (loss) before income taxes, interest, depreciation and amortization expenses. Adjusted EBITDA represents EBITDA as further adjusted to give effect to unusual items, non-cash items and other adjustments, such additional adjustments being required to calculate covenant ratios and compliance under the Company's senior credit facility. During our annual budgeting process for 2008, an Adjusted EBITDA budget was established for our corporate cost center and each individual plant location. The consolidated annual incentive target was set at an amount approximately equal to the midpoint of our initial published guidance range for annual Adjusted EBITDA.

        For 2008, we did not meet our consolidated corporate annual incentive target. However, certain of our facilities achieved their annual incentive targets. Payments made for our annual incentive plan totaled approximately $0.3 million for 2008. None of our executive officers received annual incentive payments for 2008.

        On April 14, 2009, the compensation committee approved the 2009 annual incentive program, which reflected changes from prior year programs based on the most recent competitive compensation analysis. The new program, while similar to programs used by the Company in prior years, contained several changes made to more closely align our management's incentives with the strategic objectives of the business, put more of our executive's pay at-risk and compensate for changes in our Long Term Incentive Program. The compensation committee's long term objective is for annual incentive award targets to approximate the 50th percentile of market value for comparable positions. However, as noted above, our executives' base salaries are currently below the 50th percentile of market value for comparable positions. In order to achieve the compensation committee's goal of total annual cash compensation that approximates the 50th percentile for comparable positions, and reflecting the time needed to move base salary levels to the 50th percentile, annual incentive award targets for 2009 approximated the 75th percentile of market value for comparable positions.

        During our annual budgeting process for 2009, revenues and Adjusted EBITDA budgets were established for our corporate cost centers and each individual plant location. The consolidated revenue and Adjusted EBITDA budgets were approved by our full Board of Directors. For 2009, 50% of the annual incentive award was based on revenue and 50% on annual Adjusted EBITDA. While our annual incentive plan has historically been based entirely on Adjusted EBITDA, our compensation committee believes that revenue growth will be important to future stockholder returns. As a result, the shift of the targets for half of the annual incentive compensation to revenue was determined to be appropriate. In conjunction with our annual budgeting process, our compensation committee set the annual incentive targets for each plant location and the consolidated Company. In establishing the revenue and annual Adjusted EBITDA budgets, management and the Board of Directors have strived to set growth objectives that they believe are consistent with the goal of increasing stockholder value. The revenue and Adjusted EBITDA annual incentive targets were set at levels which the compensation committee believed to be achievable, but which required management to execute effectively throughout the year to achieve. Both the revenue and Adjusted EBITDA budgets and annual incentive targets were adjusted periodically throughout the year for acquisitions, dispositions and unusual items, consistent with our prior practice. All adjustments were approved by our full Board of Directors.

        Our executive officers and other members of our management participated in the 2009 annual incentive program. At 100% of target, payments were to be made based on a percentage of annual salary ranging, for the named executive officers, from 50% to 100%. Generally, the more senior employees and executives are compensated at higher percentages of annual salary, consistent with market value for comparable positions. This resulted in total target annual cash compensation for 2009 that approximated the 50th percentile. For 2009, the target percentage of annual base salary for Messrs. Cassagne, Janusek, Smith and Tolany and Ms. Wallander was set at 100%, 65%, 65%, 65% and 65%, respectively.

        In order to receive the annual incentive payment for the revenue portion of the award in 2009, we were required to make 100% of the revenue target. No award was to be paid for the revenue portion of the program if the revenue target was not achieved. With respect to the Adjusted EBITDA portion of the award, our executives were able to receive a prorated payment beginning at 90% of the annual Adjusted EBITDA target, with a full payout of the Adjusted EBITDA portion of the award at 100% of target. This design, which set an absolute floor for revenue, was consistent with the compensation committee's view that revenue growth would be important to future stockholder returns.

        If our actual consolidated Adjusted EBITDA for 2009 exceeded the annual target, 40% of the excess Adjusted EBITDA was to be allocated to an incentive pool which was split into two equal halves, a revenue pool and an Adjusted EBITDA pool. By allocating only 40% of above-target Adjusted EBITDA to the creation of the pools, management must significantly exceed the target levels for revenue and Adjusted EBITDA to achieve the maximum payouts under the plan. The revenue pool may be awarded based on revenue exceeding the target revenue, with none of the revenue pool being distributed if actual revenue equals target revenue and the entire revenue pool, up to the maximum payout amount for each participant, being distributed if actual revenue exceeds the target revenue by 10%. All plant level participants who achieved 100% of their individual targets for both revenue and Adjusted EBITDA along with all corporate participants, including our executive officers, shared in the revenue pool. Distributions from the revenue pool are distributed based on each participant's percentage of the total base annual incentive for all employees eligible to share in the revenue pool. The maximum payout for any participant under the revenue portion of the plan was 200% of the revenue portion of the participant's base annual incentive amount. This structure was intended to create incentives for our employees to focus on both revenue and Adjusted EBITDA growth, as both metrics must exceed their targets for incentive payouts from the revenue pool above target levels to be made.

        All plant level participants who achieved 100% of their individual targets for both revenue and Adjusted EBITDA along with all corporate participants, including our executive officers, would have shared in the Adjusted EBITDA pool. Distributions from the Adjusted EBITDA pool are distributed based on each participant's percentage of the total base annual incentive for all employees eligible to share in the Adjusted EBITDA pool. The maximum payout for any participant under the Adjusted EBITDA portion of the plan was 200% of the Adjusted EBITDA portion of the participant's base annual incentive amount.

        The compensation committee also has the discretion to grant bonuses if not otherwise earned according to plan terms if the facts and circumstances warrant such a grant.

        For 2009, we did not meet our consolidated corporate annual incentive targets, which were Adjusted EBITDA of $75.0 million and revenue of $330.0 million; our actual Adjusted EBITDA and revenue were $65.8 million and $312.3 million, respectively. However, certain of our facilities achieved their annual incentive targets. Payments made for our annual incentive plan totaled $0.5 million for 2009. All of our executive officers were subject to the consolidated corporate annual incentive targets and, as a result, none of our executive officers received annual incentive payments for 2009.

        Although EBITDA and Adjusted EBITDA are not presentations made in accordance with generally accepted accounting principles ("GAAP") and are not measures of financial condition or profitability, we believe they are important measures of the operational strength of our business and a key metric investors use in evaluating the value of the Company. Furthermore, the additional adjustments included in the calculation of Adjusted EBITDA are required to calculate covenant ratios and compliance under our senior credit facility, including our ability to pay dividends. As explained in this section, the annual incentive plan is based on certain financial goals, which have been adjusted from the GAAP results by the compensation committee in its discretion. We have presented certain information regarding these adjusted results solely to indicate the inputs to the annual incentive plan, as considered by the compensation committee. The adjusted results considered by the compensation committee are those which were presented by the Company in the Form 10-K for the year ended December 31, 2009, as filed with the SEC.

        In addition to payments under our annual incentive plan, we have periodically made cash bonus payments to individual employees in recognition of extraordinary service or unique circumstances. In April 2009, prior to his appointment as Executive Vice President and Chief Customer Officer, Mr. Tolany received a $20,000 cash bonus, in recognition for his extraordinary efforts in late 2008 and early 2009 to fill the responsibilities of our Executive Vice President—Sales & Marketing on an interim basis, while also serving as Vice President—Business Development. We also paid a $25,000 cash signing bonus to Ms. Wallander at the time she was hired as our Chief Administrative Officer. The payment to Ms. Wallander was approved by the compensation committee in connection with her hiring.

        2010 annual incentive program.    On January 15, 2010, the compensation committee approved the 2010 annual incentive program, with a design substantially similar to the 2009 annual incentive program described above. For 2010, the compensation committee established 3 targets: revenue, Adjusted EBITDA, and return on invested capital ("ROIC"). ROIC is defined as Adjusted EBITDA divided by average net debt for the year (excluding the cash held by Reddy Ice Holdings, Inc., the parent company of Reddy Ice Corp.) plus the book value of the Company's common stock and additional paid-in capital. Under the 2010 annual incentive plan, each target is tested separately, but there will be no payment made if the Company (or applicable sub-unit) does not achieve the applicable Adjusted EBITDA target. In establishing the revenue and annual Adjusted EBITDA budgets and the ROIC target, management and the Board of Directors have strived to set growth objectives that they believe are consistent with the goal of increasing stockholder value. The revenue, Adjusted EBITDA and ROIC annual incentive targets were set at levels which the compensation committee believes to be achievable, but which require management to execute effectively throughout the year to achieve. Both the budgets and annual incentive targets may be adjusted periodically throughout the year for acquisitions, dispositions and unusual items, consistent with our prior practice. All adjustments which result in a change to the overall corporate target of 5% or more will be approved by our compensation committee. For 2010, the target percentages of annual base salary for Messrs. Cassagne, Janusek, Smith and Tolany and Ms. Wallander were set at 100%, 65%, 65%, 65% and 65%, respectively.

Long term incentive compensation

        Our compensation committee believes that long term equity-based incentive compensation is an important component of our overall compensation program because it has the effect of retaining executives, aligning executives' financial interests with the interests of stockholders, and rewarding the achievement of our long-term strategic goals. Vesting of long term incentive awards is targeted at levels that approximate market value for comparable positions, utilizing the same compensation data used for setting total annual compensation.

        Long term incentive compensation following our IPO.    In connection with our IPO in August 2005, our compensation committee recommended the creation of a new long term incentive program for our executives for the purpose of retaining executives, aligning executives' financial interests with the interests of our new public stockholders, and rewarding the achievement of our long-term strategic goals as a public company. The Long Term Incentive and Share Award Plan (the "Plan") was approved by our stockholders in August 2005 prior to the IPO with an initial 750,000 shares in the plan. On May 17, 2007, our stockholders approved amendments to the Plan that, among other things, increased the maximum number of shares of common stock available for issuance to 1,250,000.

        Shortly after the completion of the IPO, our compensation committee granted the majority of the original 750,000 shares in the form of restricted share units ("RSUs") to approximately 130 of our employees, including our executive officers at that time. Due to the dividend policy adopted in connection with our IPO, which was designed to distribute a substantial portion of our free cash flow to our stockholders on a quarterly basis, our compensation committee chose RSUs as the best instrument to properly align our executive's financial interest with the interests of our new public stockholders. This substantial upfront grant was made in lieu of annual grants as the compensation committee and the Board of Directors desired to create a level of certainty regarding the amount of dilution that would be experienced by our new stockholders in the first two to three years after the IPO. From our IPO through August 2008, our compensation committee granted additional RSUs in minor amounts to newly hired and promoted employees (other than Mr. Cassagne, who received a more significant grant when hired, as described below), typically either in February and August of each year, but has generally not made additional grants to employees whose positions within the Company have not changed since 2005.

        In these grants, fifty percent of the RSUs granted were time-based and 50% were performance-based. Our compensation committee believed that a mix of both time- and performance-based long-term incentives was appropriate in order to balance the goals of executive retention and rewarding the achievement of our long-term strategic goals. Generally, the Time-based RSUs vested in four equal annual installments beginning on August 12, 2006 and continuing on August 12 of each of the following three years. The Performance-based RSUs vested in four equal annual installments beginning on August 12, 2006 and continuing on August 12 of each of the following three years, provided the applicable performance condition for the applicable vesting period was met. The last vesting date for all outstanding RSUs (other than those issued to Mr. Cassagne, as described below) was on August 12, 2009.

        Based on our financial results for the vesting periods ended June 30, 2006 and 2007, the performance conditions for the Performance-based RSUs eligible for vesting on August 12, 2006 and 2007 were met. As a result of the contemplated merger with affiliates of GSO Capital Partners, certain

"Designated Insiders" (as defined in our insider trading policy) were permitted by the compensation committee to, and agreed to, defer the vesting of their RSUs which had been scheduled to vest on August 12, 2007. The deferred RSUs subsequently vested on December 17, 2007.

        Because the performance targets for the remaining three vesting periods were also met as of June 30, 2006, the holders of unvested Performance-based RSUs were entitled to dividend equivalent payments for the period from July 1, 2006 to June 30, 2007. The performance targets for the remaining two vesting periods were not met as of June 30, 2007. As a result, the holders of unvested Performance-based RSUs were not entitled to dividend equivalent payments for the period from July 1, 2007 to June 30, 2008.

        Based on our financial results for the vesting period ended June 30, 2008, the performance condition for the Performance-based RSUs eligible for vesting on August 12, 2008 was not met as our actual earned distributable cash per share for the period was approximately $1.82 and the target for the period was approximately $2.48. In addition, the performance target for the remaining vesting period was not met as of June 30, 2008. As a result, the unvested Performance-based shares scheduled to vest on August 12, 2008 did not vest and instead remained unvested subject to the applicable performance test in the subsequent year. In addition, the holders of unvested Performance-based RSUs were not entitled to dividend equivalent payments for the period from July 1, 2008 to June 30, 2009.

        As of the end of 2008, based on our projected results for the period of July 1, 2008 through June 30, 2009, we did not believe it was probable that the applicable performance test for both the unvested Performance-based RSUs scheduled to vest on August 12, 2008 or those scheduled to vest on August 12, 2009 would be met. The applicable performance test for the Performance-based RSUs scheduled to vest on August 12, 2008 and August 12, 2009 was the attainment of earned distributable cash per share of $2.48 and $2.53, respectively, for the period of July 1, 2008 through June 30, 2009. On April 14, 2009, 57,000 performance-based RSU were forfeited by certain executives including 12,000 by Mr. Janusek and 3,000 by Mr. Tolany. The remaining performance-based RSUs scheduled to vest on August 12, 2009 did not vest as our actual earned distributable cash per share for the period of July 1, 2008 through June 30, 2009 was $1.47. As a result, all such remaining unvested performance-based RSUs were forfeited. Other than the RSUs granted to Mr. Cassagne described below, after August 12, 2009, no RSUs remained outstanding.

        Long term incentive compensation at the time Messrs. Cassagne and Smith were hired.    Upon the hiring of Mr. Cassagne as Chief Executive Officer and President on June 23, 2008, he was granted 30,000 shares of restricted stock as an initial incentive. The provisions of the restricted stock agreement provided for the vesting of those shares on the first anniversary of their issuance if Mr. Cassagne remained employed with the Company. Those shares of restricted stock vested on June 23, 2009. Mr. Cassagne received a payment of $250,160 as a tax reimbursement in connection with his recognition of income related to the restricted stock grant. Additionally, at the time of his hiring Mr. Cassagne was granted 90,000 RSUs. Fifty percent of the RSUs granted were time-based and 50% were performance-based. Twenty-thousand of the RSUs vested on August 12, 2009 with an additional 30,000 scheduled to vest on August 12, 2010 and 40,000 on August 12, 2011. The compensation committee deferred to a later date the setting of performance targets for the Performance-based RSUs. On April 14, 2009, the compensation committee established performance targets associated with the RSUs. The Performance-based RSUs scheduled to vest on August 12, 2009 vested as the committee determined, in its sole discretion, that Mr. Cassagne had achieved certain qualitative measures related to the establishment of the company's strategic plan and structure. The Performance-based RSUs scheduled to vest on August 12, 2010 and August 12, 2011 would vest on the attainment of our annual Adjusted EBITDA target for 2009 and 2010, respectively. However, because we did not meet our annual Adjusted EBITDA target for 2009, the performance-based RSUs scheduled to vest on August 12, 2010 are not expected to vest.

        Upon the hiring of Mr. Smith as Executive Vice President and Chief Operating Officer on September 15, 2008, 20,000 shares of restricted stock were granted as an initial incentive. The provisions of the restricted stock agreement provided for the vesting of those shares on the first anniversary of their issuance. Mr. Smith received a payment of $86,947 as a tax reimbursement in connection with his recognition of income related to the restricted stock grant.

        Restricted stock was used as long-term incentive compensation at the time each of Messrs. Cassagne and Smith were hired as an incentive for each of them to join the Company. In addition, the compensation committee granted RSUs to Mr. Cassagne to align his interests with the Board of Directors' objectives at the time. At the same time, the compensation committee was mindful of the need for a more comprehensive redesign of the Company's long-term incentive compensation structure, which redesign was completed with the April 19, 2009 compensation changes described here, and wanted to ensure that most of Mr. Cassagne's and Mr. Smith's long-term incentive compensation would be reflective of that structure. As a result, the total grants to Messrs. Cassagne and Smith at the time they were hired were smaller than they would have been if the new compensation structure had been in place.

        Long term incentive compensation awards in 2009 and 2010.    In connection with the new competitive assessment of compensation for our executives and top management positions begun in September 2008, our compensation committee determined a new long-term incentive program was needed to attract and retain executives and to more closely align our management's incentives with the strategic objectives of our business and the financial interests of our stockholders. The compensation committee noted that, with 129,038 Time-based RSUs outstanding in April 2009 and 94,038 of those RSUs scheduled to vest on August 12, 2009, no significant long-term equity incentives remained in place for management.

        The Company's philosophy for long-term incentives and the ranges for each grade are intended to utilize the 50th percentile for companies of comparable size from industry sectors comparable to that of the Company. In order to maximize the retention of executives, the compensation committee also felt that annual grants of long-term incentives were more appropriate currently as compared to larger grants on a multi-year cycle. This structure is consistent with the practices of many of the Company's peers and avoids the possibility, under a multi-year grant cycle, of a period when the Company's management has only a small unvested incentive compensation stake in the Company's future.

        Additionally, our compensation committee determined that the granting of long-term incentives should be limited to a smaller group of management as compared to previous practice. This determination was due to the generally shorter equity "hold" time of lower level employees, the perceived value placed on equity compensation and changes in the annual incentive program. Applying this approach to the newly adopted salary grade structure, the compensation committee determined that employees in the top six salary grades would be automatically eligible for annual grants. In addition, the committee approved the creation of a discretionary fund for the Chief Executive Officer to grant, subject to the compensation committee's approval, long term incentive awards to high performance employees at lower salary grades than those automatically eligible for annual long term incentive awards.

        Based on the comparable data, our compensation committee adopted annualized long-term incentive grant guidelines by salary grade and adjusted those downward by one-third to reflect the major decline experienced in the US stock market in 2008 and early 2009. The annualized expected values at the 50th percentile following the one-third adjustment was 105% of base salary for Mr. Cassagne and 53% for Messrs. Janusek, Smith and Tolany. Ms. Wallander's percentage also was set at 53% at the time of her hiring.

        In continuation of our pay-for-performance compensation philosophy, our compensation committee has determined that a combination of restricted stock and stock option grants is appropriate. The compensation committee believes that options closely align management with stockholders, as management is only rewarded if the Company's stock price increases. As a result of the elimination of the Company's quarterly dividend in September 2008, stock price growth, rather than maintenance of quarterly dividend payments, is a key driver of stockholder value and, as a result, a focus of the Company's compensation system. In contrast to the Company's prior practice of splitting RSU grants equally between time-based and performance-based grants, and in order to increase the amount of compensation "at risk", our compensation committee has determined that 60% of the value of the long-term incentive grants will be in the form of stock option grants while 40% of the value of the long-term incentive grants will be in the form of restricted stock grants. These values were computed based on a stock price of $2.76 per share which was our average stock price in the month of October 2008, the first full month following engagement of Towers Perrin in September 2008 for a competitive assessment of compensation.

        In connection with the new long-term incentive program, on April 14, 2009 our compensation committee granted 82,850 shares of restricted stock and 370,350 stock options to 35 of our executives and consultants, including grants from the Chief Executive Officer's discretionary pool. In addition, these same executives and consultants were conditionally approved for grants of 124,275 shares of restricted stock and 555,525 conditional stock options, which were issued following stockholder approval of the amendment to our long-term incentive and share award plan at the annual meeting of stockholders on May 20, 2009. Of those grants, Messrs. Cassagne, Janusek, Smith and Tolany were granted 26,000, 9,200, 8,400 and 6,800 shares of restricted stock, respectively and 114,000, 40,800, 39,600 and 25,200 stock options, respectively; and were conditionally approved for grants of 39,000, 13,800, 12,600 and 10,200 shares of restricted stock, respectively; and 171,000, 61,200, 59,400 and 37,800 conditional stock options, respectively. At the time of her hiring, Ms. Wallander was granted 33,000 shares of restricted stock and 72,000 stock options.

        The restricted stock grants have been granted in the form of time-lapse restricted stock. The stock option grants have been made in the form of 7-year stock options with the options granted in three tranches. As a result of the decline in the Company's stock price during 2008, the compensation committee granted two thirds of the stock options with strike prices above fair market value. One-third of the stock options issued on April 14, 2009 were granted at a strike price equal to the fair market value on April 14, 2009, one-third at a strike price equal to 150% of the fair market value on April 14, 2009 and one-third equal to 200% of the fair market value on April 14, 2009. Because our stock price was higher on May 20, 2009, (the date the additional shares were approved by our stockholders), one-third of the conditional stock option grants were granted at a strike price equal to fair market value on May 20, 2009, one-third at a strike price equal to 150% of the fair market value on April 14, 2009 and one-third at a strike price equal to 200% of the fair market value on April 14, 2009. The utilization of strike prices on the stock options significantly higher than the then-current fair market value was due to the significant decline in our stock price as compared to other peer companies. The fair market value of our stock on April 14, 2009 was $1.53 per share and the fair market value on May 20, 2009, the day the additional shares were approved by our stockholders, was $2.05. For Ms. Wallander, fair market value on the date of her hiring, June 8, 2009 ($1.85), was used in lieu of fair market value on April 14, 2009 to determine the applicable strike prices.

        The restricted stock grants, conditional restricted stock grants, stock option grants and conditional stock option grants described above will all vest in three equal amounts with the first vesting on January 1, 2010, the second vesting on January 1, 2011 and the third vesting on January 1, 2012. The compensation committee believes a three year vesting structure is consistent with the practices of comparable companies.

        On January 1, 2010, our compensation committee granted 174,034 shares of restricted stock and 355,446 stock options to 43 of our executives and consultants, including grants from the Chief Executive Officer's discretionary pool. In addition, these same executives and consultants were conditionally approved for grants of 106,666 shares of restricted stock (to be issued upon the approval of the Plan amendment contemplated by this proxy statement) and 217,854 conditional stock options, subject to the same stockholder approval. Of those grants, Messrs. Cassagne, Janusek, Smith and Tolany and Ms. Wallander were granted 52,700, 17,360, 17,360, 11,160 and 16,120 shares of restricted stock, respectively and 108,500, 35,340, 35,340, 18,600 and 34,100 stock options, respectively; and were conditionally approved for grants of 32,300, 10,640, 10,640, 6,840 and 9,880 shares of restricted stock, respectively; and 66,500, 21,660, 21,660, 11,400 and 20,900 conditional stock options, respectively. The size of the January 1, 2010 restricted stock and stock option grants were determined by our compensation committee based, in part, on the December 2009 Towers Perrin study information described above.

        The January 1, 2010 restricted stock grants, conditional restricted stock grants, stock option grants and conditional stock option grants will all vest in three equal amounts with the first vesting on January 1, 2011, the second vesting on January 1, 2012 and the third vesting on January 1, 2013. The restricted stock grants have been, and conditional restricted stock grants will be, granted in the form of time-lapse restricted stock. The stock option grants and conditional stock option grants have been made in the form of 7-year stock options. As a result of the partial recovery in the Company's stock price during 2009, the compensation committee granted all of the stock options with strike prices equal to fair market value on the date of grant. The conditional stock option grants will be granted at a strike price based on the fair market value on the day the additional shares are approved by our stockholders. The fair market value of our stock on December 31, 2009 was $4.29 per share.

        In the event our stockholders do not approve the requested 2,000,000 additional shares for the Plan, the restricted shares in respect of the conditional restricted stock grants will not be issued and the conditional stock option grants will not be effective and those grants will be cancelled.

        Effective with the grants on January 1, 2010, the current number of shares available for issuance under the Plan is 120,808. Assuming the addition of 2,000,000 shares to the Plan is approved by our stockholders and taking into account the provisional restricted stock and stock option grants, 1,801,418 shares will be available for issuance under the Plan. These available shares will potentially be utilized for grants to new employees, promotions, our Board of Directors and future grants to our management.

Perquisites and other benefits

        In addition to the annual and long-term compensation described above, our executive officers also receive certain perquisites and other benefits. Such perquisites include Company matching contributions under our 401(k) plan, life insurance benefits, physicals and spousal travel.

        All participants in our 401(k) plan are eligible to receive matching Company contributions equal to 50% of employee contributions, up to a maximum amount equal to the lesser of 4% of annual salary and $4,900.

        The Company provides term life insurance to all salaried employees in an amount equal to two times base salary, with a limit of $400,000. Internal Revenue Service regulations limit the amount of life insurance that an employer can provide to employees tax free. The coverage provided to many of our employees, including the executive officers, for 2009 exceeded such limits. Therefore, compensation expense has been calculated and attributed to each executive officer in accordance with IRS requirements.

        Beginning in 2009, we have adopted a policy requiring our Chief Executive Officer and each of our Executive Vice Presidents to complete an annual physical exam paid for by the Company. To ensure consistency and control expenses, we have authorized one specific provider based in Dallas, Texas for purposes of this policy.

        From time to time we have national meetings during the year for certain members of management, including our executive officers. Spouses have historically been invited to attend certain of these meetings and their travel expenses are paid by the Company.

        We also provide other benefits, such as medical, dental and basic life insurance and disability coverage to most of our employees, including our executive officers. We also provide customary amounts of vacation time and paid holidays to all employees, including our executive officers.

Deferred compensation and defined benefit plans

        We do not offer any deferred compensation, defined benefit plans or pensions to any of our employees at this time. We are currently reviewing our options and may add a deferred compensation program at a future date.

Change in control and severance agreements

        We do not have any agreements in place with the executive officers that provide compensation for a change in control of the Company. However, each of our executive officers has a severance agreement that provides for severance payments in the event the executive officer's employment is terminated under certain conditions. Pursuant to amendments approved by the compensation committee of our Board of Directors on December 31, 2009, these severance agreements now provide for additional severance payments in the event the executive officer's employment is terminated under certain conditions following a change in control. We believe that these agreements serve to maintain the focus of our executive officers and insure that their attention, efforts and commitment are aligned with maximizing the success of the Company and stockholder value by minimizing distractions involving executive management that arise when strategic transactions involving a change in control and other significant changes to the Company are considered. For additional information concerning these severance provisions, see "Severance agreements" below.

Regulatory considerations

        The tax and accounting consequences of utilizing various forms of compensation are considered when adopting new or modifying existing compensation. Under Section 162(m) of the Internal Revenue Code, publicly held corporations may not take a tax deduction for compensation in excess of $1 million paid to any of the executive officers named in the Summary Compensation Table during any fiscal year. There are exceptions to the $1 million limitation for performance-based compensation meeting certain requirements and for certain compensation paid pursuant to plans or agreements in existence prior to the Company's initial public offering. To maintain flexibility in compensating executives in a manner designed to promote varying corporate goals, our compensation committee has not adopted a policy requiring all compensation to be deductible under 162(m). However, our compensation committee considers deductibility under Section 162(m) with respect to compensation arrangements for executives. We believe our current annual and long term incentive compensation for executives is not subject to any material deductibility limitations under Section 162(m).

Stock ownership guidelines

        We historically have not had any guidelines or policies that require our executive officers to maintain certain levels of ownership of the Company's stock. On April 14, 2009, our compensation committee adopted stock ownership guidelines applicable to our Chief Executive Officer and each of our Executive Vice Presidents. The stock ownership guidelines are voluntary, and provide that the executive should, within five years of the later of the adoption of the guidelines or the executive being named to a position covered by the guidelines, maintain stock ownership equal in value to a multiple of base salary—three times base salary, in the case of the Chief Executive Officer, and two times base salary, in the case of each Executive Vice President. Prior to the completion of the five year phase in period, our compensation committee will monitor each executive's progress relative to the guidelines. All shares owned by the executive, including any unvested restricted shares, will be counted toward the executive's attainment of the stock ownership guidelines. On March 19, 2010, our compensation committee reviewed our executive officers' progress against these guidelines.

Securities trading policy

        We have a written insider trading policy that governs the trading of our stock by our executive officers and certain other employees. The listing of employees covered under the policy is updated from time to time based on changes in responsibility and access to internal information. This policy is designed to ensure compliance with all insider trading rules. It also prohibits "short sales" (selling borrowed securities which the seller hopes can be purchased at a lower price in the future) and "short sales against the box" (selling owned, but not delivered securities). It also prohibits trading derivative securities such as "put" and "call" options (publicly available rights to sell or buy securities within a certain period of time at a specified price or the like) related to our stock.

Summary compensation table

        The following table sets forth certain compensation information for each individual who served as our Chief Executive Officer or Chief Financial Officer during the year ended December 31, 2009 and three additional highly compensated executive officers (the "Named Executive Officers") for the three years ended December 31, 2009:

Name and Principal Position (a)	Year (b)	Salary ($) (c)	Bonus ($) (d)		Stock Awards ($) (e)(1)	Option Awards ($) (f)(1)	Non-Equity Incentive Plan Compensation ($) (g)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($) (h)	All Other Compensation ($) (i)(2)	Total ($) (j)
Gilbert M. Cassagne,	2009	$446,709	$—		$119,730	$327,180	—	—	$2,351	$895,970
Chief Executive Officer and President	2008	230,154	—		1,317,900	—	—	—	252,725	1,800,778

Steven J. Janusek,	2009	283,712	—		42,366	117,096	—	—	5,278	448,452
Executive Vice President, Chief Financial	2008	267,472	—		—	—	—	—	5,428	272,900
Officer & Secretary	2007	244,874	—		—	—	—	—	48,844	293,718
Paul D. Smith,	2009	287,543	—		38,682	113,652	—	—	3,144	443,022
Executive Vice President and Chief	2008	81,812	—		135,00	—	—	—	88,868	305,680
Operating Officer
William A. Tolany,	2009	171,938	20,000	(3)	31,314	72,324	—	—	4,103	299,679
Executive Vice President & Chief
Customer Officer
Angela S. Wallander,	2009	117,305	25,000	(4)	61,050	84,960	—	—	2,187	290,502
Executive Vice President & Chief
Administrative Officer

(1)
Represents the grant date fair value of stock and option awards, as applicable. For additional information regarding the valuation and accounting for equity instruments, refer to note 14 to the Company's financial statements in the Form 10-K for the year ended December 31, 2009 and note 12 to the Company's financial statements in the Form 10-K for the year ended December 31, 2008, in each case as filed with the SEC.

(2)
Represents (i) amounts paid to the employee in connection with the dividend equivalent rights associated with unvested performance-based restricted share units and dividends paid to the employee on unvested shares of restricted stock, (ii) bonuses to reimburse the employee for income taxes payable on the grant of restricted stock received in 2008, (iii) contributions made to the Company's 401(k) plan by the Company, (iv) the cost of travel and lodging expenses paid by the Company for the benefit of the employee's spouse, (v) the cost of life insurance benefits paid by the Company; and (vi) and other miscellaneous benefits. The amounts by employee and category are as follows:

Name	Year	Dividend and Dividend Equivalent Payments	Tax Reimbursement	401(k) Contributions	Spousal Travel	Life Insurance	Other	Total
Gilbert M. Cassagne	2009	$—	$—	$1,385	$—	$966	—	$2,351
	2008	—	250,160	1,385	697	483	—	252,725
Steven J. Janusek	2009	—	—	4,900	—	378	—	5,278
	2008	—	—	4,500	550	378	—	5,428
	2007	43,966	—	4,500	—	378	—	48,844
Paul D. Smith	2009	—	—	1,338	—	1,806	—	3,144
	2008	—	86,947	669	1,010	242	—	88,868
William A. Tolany	2009	—	—	1,331	—	2,772	—	4,103
Angela S. Wallander	2009	—	—	1,819	—	368	—	2,187
(3)
Represents a cash bonus paid in recognition of Mr. Tolany's extraordinary efforts in late 2008 and early 2009 to fill the responsibilities of Executive Vice President—Sales & Marketing on an interim basis, while also serving as Vice President—Business Development.

(4)
Represents a cash signing bonus paid to Ms. Wallander at the time she was hired as our Chief Administrative Officer.

Grants of plan-based awards

		Estimated Future Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units (#)		All Other Option Awards: Number of Securities Underlying Options (#)				Grant Date Fair Value of Stock and Option Awards ($)
												Exercise or Base Price of Option Awards ($/Sh)
Name	Grant Date	Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)
Gilbert M. Cassagne	4/14/09	—	$450,000	$900,000				26,000	(1)	114,000	(2)	$2.30	(3)	$141,240	(4)
	5/20/09	—	—	—				39,000	(1)	171,000	(2)	$2.47	(3)	$305,670	(4)
Steven J. Janusek	4/14/09	—	$195,000	$390,000				9,200	(1)	40,800	(2)	$2.30	(3)	$50,388	(4)
	5/20/09	—	—	—				13,800	(1)	61,200	(2)	$2.47	(3)	$109,074	(4)
Paul D. Smith	4/14/09	—	$188,500	$377,000				8,400	(1)	39,600	(2)	$2.30	(3)	$48,096	(4)
	5/20/09	—	—	—				12,600	(1)	59,400	(2)	$2.47	(3)	$104,238	(4)
William A. Tolany	4/14/09	—	$123,500	$247,000				6,800	(1)	25,200	(2)	$2.30	(3)	$32,832	(4)
	5/20/09	—	—	—				10,200	(1)	37,800	(2)	$2.47	(3)	$70,806	(4)
Angela S. Wallander	6/08/09	—	$139,750	$279,500				33,000	(1)	72,000	(2)	$2.40	(3)	$146,010	(4)

(1)
Represents the grant of restricted stock that vests in three equal amounts with the first vesting on January 1, 2011, the second vesting on January 1, 2012 and the third vesting on January 1, 2013.

(2)
Represents stock option grants in the form of 7-year stock options with the options granted in three equal tranches vesting on January 1, 2011, January 1, 2012 January 1, 2013.

(3)
Represents the weighted average exercise price of the three tranches of option grants.

(4)
Represents the grant date fair value of stock and option awards, as applicable. For additional information regarding the valuation and accounting for equity instruments, refer to note 14 to the Company's financial statements in the Form 10-K for the year ended December 31, 2009 and note 12 to the Company's financial statements in the Form 10-K for the year ended December 31, 2008, in each case as filed with the SEC.

Narrative disclosure to summary compensation table

Severance agreements

        On August 14, 2003, we entered into executive employment agreements (each, an "employment agreement") with each of our executive officers at the time, including Steven J. Janusek, our Executive Vice President, Chief Financial Officer and Secretary. On June 23, 2008, at the time Gilbert M. Cassagne became our Chief Executive Officer and President, and September 15, 2008, at the time Paul D. Smith became our Executive Vice President and Chief Operating officer, we entered into employment agreements with each of Mr. Cassagne and Mr. Smith. The employment agreements for each of Messrs. Cassagne, Janusek and Smith were of indefinite duration.

        Under the terms of each employment agreement, in addition to his annual salary, each executive officer was entitled to participate in incentive compensation plans on the same basis as other comparable level employees. Each executive officer was also entitled to participate in various benefit plans. Each employment agreement provided for a minimum base salary. In addition, each employment agreement provided that the executive was entitled to receive an annual bonus upon achieving certain performance and operating targets. Prior to April 14, 2009, the employment agreements with Messrs. Cassagne, Janusek and Smith provided for minimum base salaries of $450,000, $180,000 and $290,000, respectively.

        On April 14, 2009, we entered into severance agreements with certain executive officers, including Messrs. Cassagne, Janusek and Smith, and William A. Tolany, who was appointed Executive Vice President and Chief Customer Officer on that date. These severance agreements replaced the pre-existing employment agreements with each of Messrs. Cassagne, Janusek and Smith. Upon her appointment as Executive Vice President and Chief Administrative Officer on June 8, 2009, we entered into a severance agreement with Angela S. Wallander. The severance agreements do not contain provisions providing for the employee's minimum base salary or entitlement to participation in incentive compensation or benefit plans. Each of these severance agreements provides for severance payments in the event the executive officer's employment is terminated under certain conditions.

        On December 31, 2009, the compensation committee of our Board of Directors approved the amendment of each of the existing severance agreements between the Company and certain executive officers, including Messrs. Cassagne, Janusek, Smith and Tolany and Ms. Wallander. The amended severance agreement replaces the pre-existing severance agreement with each of these executives. As amended, each severance agreement provides that if the executive's employment is terminated due to disability, by the Company without "cause," or, for certain executives, by the executive for "good reason," the executive will receive a severance amount equal to a specified percentage of his or her annual base salary payable in a lump sum, along with the pro-rated amount (to the date of termination) of the bonus amount the executive would have received during the year of termination, based on actual performance. However, in the event that the executive is terminated within 24 months following a "Change in Control" (as defined in the amended severance agreements) due to disability, by the Company without "cause," or by the executive for "good reason," the executive will receive a severance amount equal to a different specified percentage of his or her annual base salary payable in a lump sum, along with (i) the pro-rated amount (to the date of termination) of the bonus amount the executive would have received during the year of termination, based on actual performance, (ii) continued participation in the Company's health and welfare plans for eighteen (18) months, subject to certain conditions, and (iii) immediate and full vesting of any non-performance based stock options and restricted stock or equity grants. If the executive's employment is terminated as a result of death, by the Company for "cause," by the executive without "good reason," or, for certain executives, by the executive with "good reason," in the absence of a Change in Control, the executive will receive only previously earned, accrued and unpaid base salary and benefits from the Company and its employee benefit plans.

        For additional information concerning these severance agreements, see "Potential payments upon termination and change in control" below.

2005 long term incentive and share award plan

        Please see the discussion under "Compensation discussion and analysis-Long term incentive compensation" for a description of the Company's stock incentive plan and outstanding awards.

Outstanding equity awards as of December 31, 2009

	Option Awards						Stock Awards
Name (a)	Number of Securities Underlying Unexercised Options (#) Exercisable (b)	Number of Securities Underlying Unexercised Options (#) Unexercisable (c)	Equity Incentive Plan Awards: Number of Securities Underlying Unearned Options (#) (d)	Option Exercise Price ($) (e)		Option Expiration Date (f)	Number of Shares or Units of Stock That Have Not Vested (#) (g)	Market Value of Shares or Units of Stock Held That Have Not Vested ($) (h)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#) (i)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($) (j)(1)
Gilbert M. Cassagne
Stock options	—	—	114,000	$2.30	(2)	04/14/16	—	—	—	—
Stock options	—	—	171,000	$2.47	(2)	05/20/16	—	—	—	—
Restricted stock	—	—	—	—		—	—	—	65,000	$278,850
Restricted share units	—	—	—	—		—	—	—	70,000	$300,300
Steven J. Janusek
Stock options	—	—	40,800	$2.30	(2)	04/14/16	—	—	—	—
Stock options	—	—	61,200	$2.47	(2)	05/20/16	—	—	—	—
Restricted stock	—	—	—	—		—	—	—	23,000	$98,670
Paul D. Smith
Stock options	—	—	39,600	$2.30	(2)	04/14/16	—	—	—	—
Stock options	—	—	59,400	$2.47	(2)	05/20/16	—	—	—	—
Restricted stock	—	—	—	—		—	—	—	21,000	$90,090
William A. Tolany
Stock options	—	—	25,200	$2.30	(2)	04/14/16	—	—	—	—
Stock options	—	—	37,800	$2.47	(2)	05/20/16	—	—	—	—
Restricted stock	—	—	—	—		—	—	—	17,000	$72,930
Angela S. Wallander
Stock options	—	—	72,000	$2.40	(2)	06/08/16	—	—	—	—
Restricted stock	—	—	—	—		—	—	—	33,000	$141,570

(1)
Represents the market value of the unvested RSUs and restricted stock based on the closing market price of the Company's stock of $4.29 on December 31, 2009.

(2)
Represents the weighted average exercise price of the three tranches of option grants.

Option exercises and share vested table

        The following table sets forth the number of common shares acquired upon exercise of options by each Named Executive Officer during 2009 and the number of restricted common shares and restricted share units held by each Named Executive Officer that vested during 2009.

	Option Awards		Stock Awards
Name	Number of Shares Acquired On Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired On Vesting (#)	Value Realized on Vesting ($)
Gilbert M. Cassagne
Restricted stock	—	—	30,000	$56,700
Restricted share units	—	—	20,000	$49,000
Steven J. Janusek
Restricted share units	—	—	6,000	$14,700
Paul D. Smith
Restricted stock	—	—	20,000	$120,400
William A. Tolany
Restricted share units	—	—	1,500	$3,675
Angela S. Wallander
None	—	—	—	—

Pension benefits

        None of our Named Executive Officers are covered by a pension plan or other similar benefit plan that provides for payments or other benefits at, following, or in connection with retirement.

Nonqualified deferred compensation

        None of our Named Executive Officers are covered by a defined contribution or other plan that provides for the deferral of compensation on a basis that is not tax-qualified.

Potential payments upon termination and change in control

        Each of the severance agreements described above under "Severance agreements" provides for severance payments under certain circumstances, with additional severance payments payable under certain circumstances following a Change in Control.

        On April 14, 2009, we entered into severance agreements with certain executive officers, including Messrs. Cassagne, Janusek and Smith, and William A. Tolany, who was appointed Executive Vice President and Chief Customer Officer on that date. These severance agreements replaced the pre-existing employment agreements with each of Messrs. Cassagne, Janusek and Smith. Upon her appointment as Executive Vice President and Chief Administrative Officer on June 8, 2009, we entered into a severance agreement with Angela S. Wallander. Each of these severance agreements provides for severance payments in the event the executive officer's employment is terminated under certain conditions.

        On December 31, 2009, the compensation committee of our Board of Directors approved the amendment of each of the existing severance agreements between the Company and certain executive officers, including Messrs. Cassagne, Janusek, Smith and Tolany and Ms. Wallander. The amended severance agreement replaces the pre-existing severance agreement with each of these executives. As amended, each severance agreement provides that if the executive's employment is terminated due to disability, by the Company without "cause," or, for certain executives, by the executive for "good reason," the executive will receive a severance amount equal to a specified percentage of his or her annual base salary payable in a lump sum, along with the pro-rated amount (to the date of termination) of the bonus amount the executive would have received during the year of termination, based on actual performance. However, in the event that the executive is terminated within 24 months following a "Change in Control" (as defined in the amended severance agreements) due to disability, by the Company without "cause," or by the executive for "good reason," the executive will receive a severance amount equal to a different specified percentage of his or annual base salary payable in a lump sum, along with (i) the pro-rated amount (to the date of termination) of the bonus amount the executive would have received during the year of termination, based on actual performance, (ii) continued participation in the Company's health and welfare plans for eighteen (18) months, subject to certain conditions, and (iii) immediate and full vesting of any non-performance based stock options and restricted stock or equity grants. If the executive's employment is terminated as a result of death, by the Company for "cause," by the executive without "good reason," or, for certain executives, by the executive with "good reason," in the absence of a Change in Control, the executive will receive only previously earned, accrued and unpaid base salary and benefits from the Company and its employee benefit plans.

        Mr. Cassagne's severance agreement provides that if his employment is terminated due to disability, by the Company without "cause," or by the executive for "good reason," he will receive a severance amount equal to (x) 400% of his annual base salary payable in a lump sum if such event occurs within 24 months of a "Change in Control", or (y) otherwise, 150% of his annual base salary payable in a lump sum. These severance payments are contingent on the executive's compliance with certain non-compete, non-solicitation and non-hire post-employment covenants. If Mr. Cassagne's employment is terminated as a result of death, by the Company for "cause," or by the executive without "good reason," he will receive only previously earned, accrued and unpaid base salary and benefits from the Company and its employee benefit plans. In addition, solely in the case of termination of employment upon the death of the executive, his estate shall also be entitled to receive the pro-rated amount (to the date of death) of the bonus amount the executive would have received during such year, based on actual performance.

Event and Executive	Severance, Bonus & Health Benefits(1)		Vesting in Equity Awards
Gilbert M. Cassagne
Termination due to disability, by the Company without cause, or by the executive for good reason in the absence of a Change in Control	$675,000		$695,000
Termination due to disability, by the Company without cause, or by the executive for good reason within 24 months of a Change in Control(2)	$1,818,000	(3)	$967,000	(4)(5)
Change of Control(6)	—		$1,117,000	(4)(5)
Termination by the Company for cause or by the executive without good reason	—		—
Termination as a result of death	—		$272,000

(1)
Estimated value, assuming the executive's employment is terminated under each of the circumstances described above on December 31, 2009, calculated as if the executive's amended severance agreement, which was executed on January 4, 2010, had been in effect on such date.

(2)
For each of the severance agreements, a "Change in Control" has the meaning set forth at the end of this section.

(3)
This amount includes the estimated value of 18 months of health and welfare benefits. Since no bonus was payable for 2009, the prorated value of the bonus was zero.

(4)
The applicable RSU, restricted stock award and stock option award agreement provides that upon a change in control, both Time-vested and Performance-based RSUs, restricted stock and stock options will immediately vest in full. The RSU award agreement also provides that in the event severance benefits are payable under the executive's severance agreement as a result of termination by the Company without cause or by the executive for good reason, the executive's Time-vested RSUs will vest and shares subject to such Time-vested RSUs will be transferred to the executive at the time of such termination, to the extent such Time-vested RSUs would have vested if the executive's employment had continued through the end of the severance period provided for in his severance agreement. The restricted stock and stock option award agreements provide that if the executive's employment is terminated as a result of the executive's disability, terminated by the Company without cause or by the executive for good reason, then the executive shall be deemed to have provided an additional 18 months of service for purposes of vesting and any restricted shares or stock options which would have vested during the deemed service period shall vest immediately upon termination.

(5)
See Outstanding Equity Awards table for number of unvested RSUs, shares of restricted stock and stock options. All values are based on the closing market price of the Company's stock of $4.29 on December 31, 2009.

(6)
For all applicable awards, Change of Control has the meaning set forth in the Plan, as described below.

        Mr. Janusek's severance agreement provides that if his employment is terminated due to disability, by the Company without "cause," or by the executive for "good reason," he will receive a severance amount equal to (x) 250% of his annual base salary payable in a lump sum if such event occurs within 24 months of a "Change in Control", or (y) otherwise, 100% of his annual base salary payable in a lump sum. These severance payments are contingent on the executive's compliance with certain non-compete, non-solicitation and non-hire post-employment covenants. If Mr. Janusek's employment is terminated as a result of death, by the Company for "cause," or by the executive without "good reason," he will receive only previously earned, accrued and unpaid base salary and benefits from the

Company and its employee benefit plans. In addition, solely in the case of termination of employment upon the death of the executive, his estate shall also be entitled to receive the pro-rated amount (to the date of death) of the bonus amount the executive would have received during such year, based on actual performance.

Event and Executive	Severance, Bonus & Health Benefits(1)		Vesting in Equity Awards
Steven J. Janusek
Termination due to disability, by the Company without cause, or by the executive for good reason in the absence of a Change in Control	$300,000		$97,000
Termination due to disability, by the Company without cause, or by the executive for good reason within 24 months of a Change in Control(2)	$768,000	(3)	$291,000	(4)(5)
Change in Control(6)	—		$291,000	(4)(5)
Termination by the Company for cause or by the executive without good reason	—		—
Termination as a result of death	—		$97,000

(1)
Estimated value, assuming the executive's employment is terminated under each of the circumstances described above on December 31, 2009, calculated as if the executive's amended severance agreement, which was executed on January 4, 2010, had been in effect on such date.

(2)
For each of the severance agreements, a "Change in Control" has the meaning set forth at the end of this section.

(3)
This amount includes the estimated value of 18 months of health and welfare benefits. Since no bonus was payable for 2009, the prorated value of the bonus was zero.

(4)
The applicable restricted stock award and stock option award agreement provides that upon a change in control, restricted stock and stock options will immediately vest in full. The restricted stock and stock option award agreements provide that if the executive's employment is terminated as a result of the executive's disability, terminated by the Company without cause or by the executive for good reason, then the executive shall be deemed to have provided an additional 18 months of service for purposes of vesting and any restricted shares or stock options which would have vested during the deemed service period shall vest immediately upon termination.

(5)
See Outstanding Equity Awards table for number of shares of restricted stock and stock options. All values are based on the closing market price of the Company's stock of $4.29 on December 31, 2009.

(6)
For all applicable awards, Change of Control has the meaning set forth in the Plan, as described below.

        Mr. Smith's severance agreement provides that if his employment is terminated due to disability, by the Company without "cause," or by the executive for "good reason," he will receive a severance amount equal to (x) 250% of his annual base salary payable in a lump sum if such event occurs within 24 months of a "Change in Control", or (y) otherwise, 100% of his annual base salary payable in a lump sum. These severance payments are contingent on the executive's compliance with certain non-compete, non-solicitation and non-hire post-employment covenants. If Mr. Smith's employment is terminated as a result of death, by the Company for "cause," or by the executive without "good reason," he will receive only previously earned, accrued and unpaid base salary and benefits from the Company and its employee benefit plans. In addition, solely in the case of termination of employment upon the death of the executive, his estate shall also be entitled to receive the pro-rated amount (to the date of death) of the bonus amount the executive would have received during such year, based on actual performance.

Event and Executive	Severance, Bonus & Health Benefits(1)		Vesting in Equity Awards
Paul Smith
Termination due to disability, by the Company without cause, or by the executive for good reason in the absence of a Change in Control	$290,000		$92,000
Termination due to disability, by the Company without cause, or by the executive for good reason within 24 months of a Change in Control(2)	$743,000	(3)	$277,000	(4)(5)
Change in Control(6)	—		$277,000	(4)(5)
Termination by the Company for cause or by the executive without good reason	—		—
Termination as a result of death	—		$92,000

(1)
Estimated value, assuming the executive's employment is terminated under each of the circumstances described above on December 31, 2009, calculated as if the executive's amended severance agreement, which was executed on January 4, 2010, had been in effect on such date.

(2)
For each of the severance agreements, a "Change in Control" has the meaning set forth at the end of this section.

(3)
This amount includes the estimated value of 18 months of health and welfare benefits. Since no bonus was payable for 2009, the prorated value of the bonus was zero.

(4)
The applicable restricted stock award and stock option award agreement provides that upon a change in control, restricted stock and stock options will immediately vest in full. The restricted stock and stock option award agreements provide that if the executive's employment is terminated as a result of the executive's disability, terminated by the Company without cause or by the executive for good reason, then the executive shall be deemed to have provided an additional 18 months of service for purposes of vesting and any restricted shares or stock options which would have vested during the deemed service period shall vest immediately upon termination.

(5)
See Outstanding Equity Awards table for number of shares of restricted stock and stock options. All values are based on the closing market price of the Company's stock of $4.29 on December 31, 2009.

(6)
For all applicable awards, Change of Control has the meaning set forth in the Plan, as described below.

        Mr. Tolany's severance agreement provides that if his employment is terminated due to disability, by the Company without "cause," or by the executive for "good reason," he will receive a severance amount equal to (x) 165% of his annual base salary payable in a lump sum if such event occurs within 24 months of a "Change in Control", or (y) otherwise, 100% of his annual base salary payable in a lump sum. These severance payments are contingent on the executive's compliance with certain non-compete, non-solicitation and non-hire post-employment covenants. If Mr. Tolany's employment is terminated as a result of death, by the Company for "cause," or by the executive without "good reason," he will receive only previously earned, accrued and unpaid base salary and benefits from the Company and its employee benefit plans. In addition, solely in the case of termination of employment upon the death of the executive, his estate shall also be entitled to receive the pro-rated amount (to the date of death) of the bonus amount the executive would have received during such year, based on actual performance.

Event and Executive	Severance, Bonus & Health Benefits(1)		Vesting in Equity Awards
William A. Tolany
Termination due to disability, by the Company without cause, or by the executive for good reason in the absence of a Change in Control	$190,000		$64,000
Termination due to disability, by the Company without cause, or by the executive for good reason within 24 months of a Change in Control(2)	$332,000	(3)	$192,000	(4)(5)
Change in Control(6)	—		$192,000	(4)(5)
Termination by the Company for cause or by the executive without good reason	—		—
Termination as a result of death	—		$64,000

(1)
Estimated value, assuming the executive's employment is terminated under each of the circumstances described above on December 31, 2009, calculated as if the executive's amended severance agreement, which was executed on January 4, 2010, had been in effect on such date.

(2)
For each of the severance agreements, a "Change in Control" has the meaning set forth at the end of this section.

(3)
This amount includes the estimated value of 18 months of health and welfare benefits. Since no bonus was payable for 2009, the prorated value of the bonus was zero.

(4)
The applicable restricted stock award and stock option award agreement provides that upon a change in control, restricted stock and stock options will immediately vest in full. The restricted stock and stock option award agreements provide that if the executive's employment is terminated as a result of the executive's disability, terminated by the Company without cause or by the executive for good reason, then the executive shall be deemed to have provided an additional 18 months of service for purposes of vesting and any restricted shares or stock options which would have vested during the deemed service period shall vest immediately upon termination.

(5)
See Outstanding Equity Awards table for number of shares of restricted stock and stock options. All values are based on the closing market price of the Company's stock of $4.29 on December 31, 2009.

(6)
For all applicable awards, Change of Control has the meaning set forth in the Plan, as described below.

        Ms. Wallander's severance agreement provides that if her employment is terminated due to disability, by the Company without "cause," or by the executive for "good reason," she will receive a severance amount equal to (x) 165% of her annual base salary payable in a lump sum if such event occurs within 24 months of a "Change in Control", or (y) otherwise, 100% of her annual base salary payable in a lump sum. These severance payments are contingent on the executive's compliance with certain non-compete, non-solicitation and non-hire post-employment covenants. If Ms. Wallander's employment is terminated as a result of death, by the Company for "cause," or by the executive without "good reason," she will receive only previously earned, accrued and unpaid base salary and benefits from the Company and its employee benefit plans. In addition, solely in the case of termination of employment upon the death of the executive, her estate shall also be entitled to receive the pro-rated amount (to the date of death) of the bonus amount the executive would have received during such year, based on actual performance.

Event and Executive	Severance, Bonus & Health Benefits(1)		Vesting in Equity Awards
Angela S. Wallander
Termination due to disability, by the Company without cause, or by the executive for good reason in the absence of a Change in Control	$215,000		$135,000
Termination due to disability, by the Company without cause, or by the executive for good reason within 24 months of a Change in Control(2)	$373,000	(3)	$278,000	(4)(5)
Change in Control(6)	—		$278,000	(4)(5)
Termination by the Company for cause or by the executive without good reason	—		—
Termination as a result of death	—		$135,000

(1)
Estimated value, assuming the executive's employment is terminated under each of the circumstances described above on December 31, 2009, calculated as if the executive's amended severance agreement, which was executed on January 4, 2010, had been in effect on such date.

(2)
For each of the severance agreements, a "Change in Control" has the meaning set forth at the end of this section.

(3)
This amount includes the estimated value of 18 months of health and welfare benefits. Since no bonus was payable for 2009, the prorated value of the bonus was zero.

(4)
The applicable restricted stock award and stock option award agreement provides that upon a change in control, restricted stock and stock options will immediately vest in full. The restricted stock and stock option award agreements provide that if the executive's employment is terminated as a result of the executive's disability, terminated by the Company without cause or by the executive for good reason, then the executive shall be deemed to have provided an additional 18 months of service for purposes of vesting and any restricted shares or stock options which would have vested during the deemed service period shall vest immediately upon termination.

(5)
See Outstanding Equity Awards table for number of shares of restricted stock and stock options. All values are based on the closing market price of the Company's stock of $4.29 on December 31, 2009.

(6)
For all applicable awards, Change of Control has the meaning set forth in the Plan, as described below under.

        Each severance agreement also restricts the executive's business activities that compete with our business. In the case of Messrs. Cassagne and Smith, the restrictions apply for a period of two years following the termination of the executive's employment. In the case of Mr. Janusek the restrictions apply for 18 months following the termination of the executive's employment. In the case of Mr.Tolany and Ms. Wallander, the restrictions apply for a period of 12 months following the termination of the executive's employment.

        For each of these severance agreements, a termination is for "cause" if the executive (i) is convicted of, or pleads guilty to, a felony or a crime involving moral turpitude, (ii) engages in independently verified, continuing and unremedied substance abuse involving drugs or alcohol, (iii) performs an action or fails to take an action that, in the reasonable judgment of a majority of the disinterested members of the Board of Directors, constitutes willful dishonesty, larceny, fraud or gross negligence by the executive in the performance of the executive's duties to the Company, or makes a knowing or reckless misrepresentation (including by omission of any material adverse information) to stockholders, directors or officers, (iv) willfully and repeatedly fails, after ten (10) business days notice, to materially follow the written policies of the Company or instructions of the Board of Directors or (v) materially breaches any agreement to which the executive and the Company or any of its subsidiaries are a party, or materially breaches any written policy, rule or regulation adopted by the Company or any of its subsidiaries relating to compliance with securities laws or other laws, rules or regulations and such breach is not cured by the executive or waived in writing by the Company within thirty (30) days after written notice of such breach to the executive, then the Company may, at any time by written notice to the executive, which notice shall be appended to a certified written resolution duly adopted by the Board of Directors, terminate the term immediately.

        For each of these severance agreements, a "Change in Control" means the earliest to occur of any of the following events on or before the third anniversary of the effective date of the agreement: (a) any one person or persons acting as a group acquires ownership of (or has acquired ownership during the 12 month period ending on the date of the most recent acquisition by such person) more than 30% of the total voting power of the capital stock of the Company (except with respect to the occurrence of a merger, consolidation, or reorganization as provided for in (d) below, (b) a majority of members of the Company's board of directors is replaced during any 12-month period by directors whose appointment or election is not endorsed by a majority of the members of the Company's board of directors before the date of the appointment or election, (c) any one person acquires, or persons acting as a group acquire (or has or have acquired during the 12-month period ending on the date of the most recent acquisition by such person or persons), assets from the Company that have a total gross fair market value more than 50% of the total gross fair market value of all of the assets of the Company immediately before such acquisition or acquisitions. For this purpose, gross fair market value means the value of the assets of the Company, or the value of the assets being disposed of, determined without regard to any liabilities associated with such assets, or (d) any merger, consolidation or reorganization involving Company immediately after which persons acting as a group who hold more than a majority of the total voting power of the capital stock represented by outstanding voting securities of the surviving entity are not persons who held outstanding voting securities of Company immediately prior to such transaction.

        "Change of Control" under the Plan means:

          (i)    the acquisition by any individual, entity or group (within the meaning of Section 13(d)(3) or 14(d)(2) of the Exchange Act (a "Person"), of beneficial ownership (within the meaning of Rule 13d-3 promulgated under the Exchange Act) of more than 50% of either (1) the outstanding shares of common stock of the Company (the "Outstanding Company Common Stock") or (2) the combined voting power of the then outstanding voting securities of the Company entitled to vote generally in the election of directors (the "Outstanding Company Voting Securities"); provided, however, that the following acquisitions shall not constitute a Change of Control: (i) any acquisition directly from the Company (other than by exercise of a conversion privilege); (ii) any acquisition by the Company or any of its Subsidiaries; (iii) any acquisition by any employee benefit plan (or related trust) sponsored or maintained by the Company or any of its Subsidiaries; (iv) any acquisition by any Person who owns 10% or more of the Outstanding Company Common Stock or the Outstanding Company Voting Securities on the Effective Date; or (v) any acquisition by any corporation with respect to which, following such acquisition, more than 70% of, respectively, the then outstanding shares of common stock of such corporation and the combined voting power of the then outstanding voting securities of such corporation entitled to vote generally in the election of directors is then beneficially owned, directly or indirectly, by all or substantially all of the individuals and entities who were the beneficial owners, respectively, of the outstanding Company Common Stock and Outstanding Company Voting Securities immediately prior to such acquisition in substantially the same proportions as their ownership, immediately prior to such acquisition, of the Outstanding Company Common Stock and Outstanding Company Voting Securities, as the case may be;

          (ii)   during any period of two consecutive years, individuals who, as of the beginning of such period, constitute the Board (the "Incumbent Board") cease for any reason to constitute at least a majority of the Board; provided, however, that any individual becoming a director subsequent to the beginning of such period whose election, or nomination for election by the Company's shareholders, was approved by a vote of at least a majority of the directors then comprising the Incumbent Board shall be considered as though such individual were a member of the Incumbent Board, but excluding, for this purpose, any such individual whose initial assumption of office occurs as a result of either an actual or threatened election contest (as such terms are used in Rule 14a-11 of Regulation 14A promulgated under the Exchange Act);

          (iii)  consummation of a reorganization, merger or consolidation, in each case, with respect to which all or substantially all of the individuals and entities who were the beneficial owners, respectively, of the Outstanding Company Common Stock and outstanding Company Voting Securities immediately prior to such reorganization, merger or consolidation, do not, following such reorganization, merger or consolidation, beneficially own, directly or indirectly, more than 70% of, respectively, the then outstanding shares of common stock and the combined voting power of the outstanding voting securities entitled to vote generally in the election of directors, as the case may be, of the corporation resulting from such reorganization, merger or consolidation;

          (iv)  consummation of a sale or other disposition of all or substantially all of the assets of the Company, other than to a corporation with respect to which following such sale or other disposition, more than 70% of, respectively, the then outstanding shares of common stock of such corporation and the combined voting power of the then outstanding voting securities of such corporation entitled to vote generally in the election of directors is then beneficially owned, directly or indirectly, by all or substantially all of the individuals and entities who were the beneficial owners, respectively, of the outstanding Company Common Stock and Outstanding Company Voting Securities immediately prior to such sale or other disposition in substantially the same proportions as their ownership, immediately prior to such sale or other disposition; or

          (v)   approval by the shareholders of the Company of a complete liquidation or dissolution of the Company.

Director compensation

        The below table sets forth the non-employee director compensation for 2009:

Name	Fees Earned or Paid in Cash(1)	Stock Awards(2)	Option Awards	Non-Equity Incentive Plan Compensation	Change in Pension Value and Non-Deferred Compensation Earnings	All Other Compensation		Total
William P. Brick	$26,110	$47,999	—	—	—	$331,567	(3)	$405,676
Kevin J. Cameron	49,487	47,999	—	—	—	—		97,486
Theodore J. Host	50,065	47,999	—	—	—	—		98,064
Michael S. McGrath	51,484	47,999	—	—	—	—		99,483
Michael H. Rauch	46,647	47,999	—	—	—	—		94,646
Robert N. Verdecchio	53,419	47,999	—	—	—	—		101,418

(1)
Amounts represent the total amount of quarterly retainers and fees for Committee service during 2009 (see Director Compensation below). Mr. Brick began receiving directors fees on May 20, 2009, when his employment with the Company ended.

(2)
Represents the grant date fair value of stock awards. For additional information regarding the valuation and accounting for equity instruments, refer to note 14 to the Company's financial statements in the Form 10-K for the year ended December 31, 2009, as filed with the SEC.

(3)
Represents (i) salary paid to Mr. Brick for his service as Executive Chairman from January 1, 2009 to May 20, 2009, (ii) fees paid to Mr. Brick for his service as a consultant from May 20, 2009 to December 31, 2009, (iii) reimbursement of life insurance purchased by Mr. Brick pursuant to an agreement with the Company and (iv) the cost of life insurance benefits provided by the Company.

Narrative to director compensation table

        The management members of the Board of Directors do not receive any compensation for their services on the Board of Directors. On July 28, 2009, the compensation committee of the Board of Directors approved a new compensation structure for the Company's non-management directors. Pursuant to the new structure, each non-management director now receives $48,000 per annum, an increase from $30,000 per annum, as compensation for his service, payable quarterly in arrears. Fees for committee service, other than as chairperson or for service on the special committee (investigation), were eliminated. Prior to July 28, 2009, our non-management directors received $5,000 per annum for service on the audit committee and $2,500 per annum for service on the compensation committee or the corporate governance and nominating committee. Since July 28, 2009, the chairperson of the audit committee receives an additional $5,000 for such service, an increase from $2,500, and the chairpersons of the compensation committee and corporate governance and nominating committee receive $2,500 for such service, an increase from $1,000. Members of the special committee (investigation) receive $750 for each meeting of the committee attended in person and $375 for each meeting of the committee attended telephonically. Additionally we have granted restricted share units and shares of vested common stock to our non-management directors from time to time, as determined by the full Board of Directors. Directors are also reimbursed for ordinary and necessary expenses incurred in attending meetings of the Board of Directors or committee meetings.

        On November 3, 2005, we granted 4,000 restricted share units ("RSUs") to each of our non-management directors at that time. Fifty percent of each award of RSUs (the "Time-vested RSUs") vested in four equal annual installments beginning on August 12, 2006 and continuing on August 12 of each of the following three years, provided the recipient remained a director of the Company through such vesting dates. The remaining fifty percent of each award of RSUs (the "Performance-vested RSUs") vested in four equal annual installments beginning on August 12, 2006 and continuing on August 12 of each of the following three years, provided the recipient remained a director of the Company through such vesting dates and the applicable performance condition for the applicable vesting period was met. The performance condition for each vesting period was based on the Company's earned distributable cash per share (as defined in the related restricted share unit agreement) for such vesting period. At the time of their appointment to the Board of Directors, Mr. Host and Mr. McGrath were granted 4,000 and 3,500 RSUs, respectively, with substantially similar vesting provisions to the RSUs granted on November 3, 2005.

        Based on a compensation study performed in December 2006, we determined that an increase in non-management director compensation was warranted. On April 10, 2007, the Board of Directors approved the grant of 2,500 additional RSUs to each non-management director. The grants were composed of Time-vested RSUs and Performance-vested RSUs, with vesting dates through August 12, 2009 and vesting provisions consistent with the prior grants. Mr. Rauch received a grant of 2,000 RSUs following his appointment to our Board of Directors in 2008 composed of Time-vested RSUs and Performance-vested RSUs, with vesting dates through August 12, 2009 and vesting provisions consistent with the prior grants.

        Based on our financial results, the performance conditions for the Performance-based RSUs eligible for vesting on August 12, 2008 and 2009 were not met. As a result, the unvested Performance-based shares scheduled to vest on August 12, 2008 and 2009 did not vest and were forfeited.

        On July 28, 2009, the compensation committee of the Board of Directors approved a new compensation structure for the Company's non-management directors. With the final vesting period for all outstanding RSUs ending on August 12, 2009, non-employee directors would no longer have had any form of equity compensation under the prior structure. In accordance with changes implemented in 2009 in the structure of our employee equity incentive compensation, RSUs will no longer be issued to non-employee directors. Instead, each non-employee director will receive an annual stock grant immediately following each annual meeting of stockholders with a value on the date of grant of $48,000, an amount generally consistent with the target value of annual equity compensation at the time our directors' compensation was last studied. On July 28, 2009 each non-management director received a grant of 19,123 shares which, based on the closing price of our common stock on such date of $2.51 per share, had a value of approximately $48,000.

        We currently do not have any guidelines or policies that require our non-management directors to maintain certain levels of ownership of the Company's stock.

Equity compensation plan information

        The information shown below is as of December 31, 2009 and relates to equity compensation plans under which our common shares are authorized for issuance.

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)		Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders	1,147,150	(1)	$2.45	621,914	(2)
Equity compensation plans not approved by security holders	—		—	—

Total	1,147,150		$2.45	621,914

(1)
Represents stock options in respect of 1,077,150 shares and 70,000 restricted share units.

(2)
Represents shares available under the 2005 Long Term Equity Incentive and Share Award Plan, as amended.

 Security ownership of certain beneficial owners and management

        The following table sets forth the percentage of Reddy Holdings' common equity that is beneficially owned, as of July 1, 2010 by:

  •
  each of our directors;

  •
  each of our Named Executive Officers;

  •
  all of our Named Executive Officers and directors as a group; and

  •
  each person, or group of affiliated persons, known to us to beneficially own 5% or more of our outstanding common stock.

Beneficial Owner	Common Stock Shares Beneficially Owned		Percentage of Shares Beneficially Owned*
5% Stockholders
Harbinger Capital Partners Master Fund I, Ltd.	2,200,000	(1)	9.6%
Avenir Corporation	1,777,724	(2)	7.8%
JPMorgan Chase & Co.	1,412,830	(3)	6.2%
Named Executive Officers and Directors
Gilbert M. Cassagne	507,978	(4)	2.2%
Steven J. Janusek	263,761	(5)	1.2%
Paul D. Smith	166,418	(6)	**
William A. Tolany	127,992	(7)	**
Angela S. Wallander	183,000	(8)	**
William P. Brick	276,583	(9)	1.2%
Kevin J. Cameron	31,551		**
Theodore J. Host	35,051		**
Michael S. McGrath	37,551		**
Michael H. Rauch	24,551		**
Robert N. Verdecchio	35,051		**
Total Named Executive Officers and Directors as a group (11 persons)	1,689,487		7.4%

*
The percentage beneficial ownership for all holders has been rounded to the nearest 1/10th of a percentage.

**
Percentage of shares beneficially owned by such person does not exceed one percent.

(1)
This information is based on Schedule 13G filed with the SEC on August 31, 2009 by Harbinger Capital Partners Master Fund I, Ltd. According to the Schedule 13G, Harbinger Capital Partners Master Fund I, Ltd., Harbinger Capital partners LLC, Harbinger Holdings, LLC and Philip Falcone have shared voting and dispositive power with respect to, and shared beneficial ownership of the 2,200,000 shares.

(2)
This information is based on Schedule 13D filed with the SEC on August 7, 2009 by Avenir Corporation. According to the Schedule 13D, the address of Avenir Corporation is 1919 Pennsylvania Ave NW, 4th Floor, Washington DC 20006.

(3)
This information is based on Schedule 13G filed with the SEC on January 22, 2010 by JPMorgan Chase & Co. According to the Schedule 13G, the address of JPMorgan Chase & Co. is 270 Park Avenue, New York, New York 10017.

(4)
Includes 94,998 unexercised stock options and 128,355 unvested shares of restricted stock.

(5)
Includes 33,999 unexercised stock options and 43,341 unvested shares of restricted stock.

(6)
Includes 33,000 unexercised stock options and 42,007 unvested shares of restricted stock.

(7)
Includes 21,000 unexercised stock options and 29,339 unvested shares of restricted stock.

(8)
Includes 24,000 unexercised stock options and 53,000 unvested shares of restricted stock.

(9)
Includes 32,470 shares held indirectly in trusts for his children.

 Related party transactions

        Our former chief executive officer and current member of the Board of Directors, William P. Brick, retired as an employee effective May 20, 2009. On the effective date of his retirement, we entered into a consulting agreement with Mr. Brick whereby we agreed to (i) pay Mr. Brick $0.15 million in fees for consulting services for the remainder of 2009, (ii) allow certain unvested Time Vested RSUs to vest on August 12, 2009 as originally scheduled and (iii) provide Mr. Brick with health insurance under our benefit plans until the age of 65. We recognized $0.2 million of expense in 2009 in connection with the above arrangements.

 Description of other indebtedness

New credit facility

        Simultaneously with the closing of the old notes, we entered into a $35 million senior secured revolving credit facility. Borrowings under the New Credit Facility may be used to provide ongoing working capital and for other general corporate purposes. The following is only a summary of certain terms of the New Credit Facility.

        Under the New Credit Facility, we have the right to request the aggregate commitments to be increased to $50 million, provided certain conditions are met. None of the lenders are obligated to provide such additional commitments.

        The New Credit Facility will mature on January 31, 2014, and includes a subfacility for swing line loans.

        The New Credit Facility provides that loans bear interest at rates based on LIBOR plus a margin ranging from 3.25% to 4.75% per annum or, at our option, the Base Rate, as defined in the New Credit Facility, plus a margin ranging from 2.25% to 3.75% per annum, the relevant margin being the Applicable Margin. The Applicable Margin is determined in accordance with a net leverage-based pricing grid, as set forth in the New Credit Facility. Swing ling loans bear interest at the Base Rate plus the Applicable Margin. The New Credit Facility also contains a commitment fee on the unused amounts under the facility, which was 0.875% on the closing date. The Applicable Margin and commitment fee may be reduced depending on our net leverage ratio.

        The New Credit Facility contains restrictive covenants usual and customary for facilities of its type, which include, with specified exceptions, limitations on our ability to engage in certain business activities, incur debt, have liens, make capital expenditures, pay dividends or make other distributions, enter into affiliate transactions, consolidate, merge or effect certain asset sales, make certain investments, acquisitions and loans, issue capital securities, change our fiscal year or prepay the notes offered hereby. The New Credit Facility also requires us to satisfy specified financial covenants, such as maintaining a leverage ratio of no more than 7.75 to 1.0 and a fixed charge coverage ratio of no less than 1.0 to 1.0. The leverage ratio is subject to step-downs, and the fixed charge coverage ratio is subject to a step-up, at certain dates in the future. The New Credit Facility prohibits us from repaying, prepaying, repurchasing, redeeming or otherwise acquiring for value any notes or Pari Passu Lien Indebtedness (as defined in "Description of the first lien notes") using consideration in excess of the lesser of (x) the then available amount of "Available Cash" (as defined in the New Credit Facility) and (y) $10,000,000. In addition, the New Credit Facility restricts amendments to the notes to the extent such amendments are adverse in any material respect to the lenders under the New Credit Facility.

        Reddy Holdings is, and all of the our future domestic subsidiaries will be, guarantors of borrowings under the New Credit Facility. The New Credit Facility is secured by first-priority liens on substantially all of Reddy Holdings' assets, our assets and our subsidiaries' assets, including pledges of all of our capital stock and that of our subsidiaries, subject to certain exceptions.

        Our New Credit Facility does not require any scheduled principal payments prior to the stated maturity date. Subject to certain conditions, mandatory repayments of the New Credit Facility are required to be made with portions of the proceeds from (1) asset sales, (2) the issuance of debt and (3) insurance and condemnation awards, subject to various exceptions. Obligations under the New Credit Facility may be declared immediately due and payable upon the occurrence of certain events of default, including the failure to pay any principal when due and payable, failure to pay interest within five (5) days after due, failure to comply with any covenant, representation or condition of any loan document, any change of control, cross defaults, any plea, non-appealable judgment, settlement or fine that exceeds $15.0 million resulting from the United States Department of Justice antitrust investigation and certain other events as set forth in the New Credit Facility, with grace periods in some cases.

        J.P. Morgan Securities Inc. is the lead arranger for our New Credit Facility. JPMorgan Chase Bank, N.A., an affiliate of J.P. Morgan Securities Inc., serves as administrative agent and a lender under our New Credit Facility.

Letters of credit

        Simultaneous with the closing of the old notes, we cash collateralized our existing letters of credit. We also expect to cash collateralize our future letters of credit pursuant to arrangements with certain of the lenders under our New Credit Facility. The New Credit Facility permits us to utilize up to $15.0 million of cash to cash collateralize letters of credit.

Holdco notes

        Simultaneously with the offering of the old first lien notes, we offered to exchange up to $150.5 million aggregate principal amount of our old second lien notes for the existing 10 1/2% Senior Discount Notes due 2012 of Reddy Holdings at a price of par. On March 15, 2010, we issued approximately $137.6 million aggregate principal amount of old second lien notes in connection with the Holdco Notes Exchange to holders of the Holdco Notes who provided valid tenders and consents prior to the early tender date. In connection with the issuance of the old second lien notes, approximately $136.9 million aggregate principal amount of Holdco Notes were exchanged. Upon the initial issuance of the old second lien notes, the amendments to the indenture governing the Holdco Notes contained in the supplemental indenture dated March 3, 2010 between Reddy Holdings and U.S. Bank National Association became operative. The amendments eliminated from the indenture governing the Holdco Notes substantially all of the restrictive covenants, certain events of default and related provisions. On March 24, 2010, we issued an additional approximately $1.8 million aggregate principal amount of old second lien notes in connection with the Holdco Notes Exchange to holders of the Holdco Notes who provided valid tenders and consents after the early tender date but on or prior to the expiration date. In connection with the additional issuance of the old second lien notes, approximately $1.8 million aggregate principal amount of Holdco Notes were exchanged. There are currently a total of approximately $11.7 million aggregate principal amount of Holdco Notes outstanding. Interest on such outstanding Holdco Notes is payable semiannually on May 1 and November 1.

The exchange offers

Purpose and effect of the exchange offers

        We and Reddy Holdings entered into a registration rights agreement with the initial purchasers of the old first lien notes and a registration rights agreement with the dealer manager of the old second lien notes pursuant to which we agreed, under certain circumstances, to use our reasonable best efforts to file a registration statement enabling you to exchange your old notes for new notes with substantially identical terms, to cause such registration statement to become effective on or prior to December 15, 2010 and to complete the exchange offers within 60 days after the effective date. The new notes will have terms substantially identical to the old notes, except that the new notes will not contain terms with respect to transfer restrictions, registration rights and additional interest for failure to observe certain obligations in the registration rights agreements. The old notes were issued on March 15, 2010 and March 24, 2010.

        Under the circumstances set forth below, we and Reddy Holdings will use our reasonable best efforts to cause the SEC to declare effective a shelf registration statement with respect to the resale of the old notes within the time periods specified in the registration rights agreements and keep the statement effective for up to two years after the issue date of the old notes. These circumstances include:

  •
  if any changes in law, SEC rules or regulations or applicable interpretations thereof by the SEC do not permit us to effect the exchange offers as contemplated by the registration rights agreements;

  •
  if the exchange offers are not completed by December 15, 2010; or

  •
  if any initial purchaser of the old notes so requests with respect to the old notes not eligible to be exchanged for the new notes.

        Under the registration rights agreements, if we and Reddy Holdings fail to complete the exchange offers (other than in the event we file a shelf registration statement) or the shelf registration statement, if required thereby, is not declared effective, in either case on or prior to December 15, 2010 (the "target registration date"), the interest rate on each series of the old notes will be increased by (x) 0.25% per annum for the first 90-day period immediately following the target registration date and (y) an additional 0.25% per annum with respect to each subsequent 90-day period, in each case, until the exchange offers are completed or the shelf registration statement, if required, is declared effective by the SEC, up to a maximum of 1.00% per annum of additional interest per series of old notes. Copies of the registration rights agreements have been filed as exhibits to the registration statement of which this prospectus is a part.

        If you wish to exchange your old notes for new notes in the exchange offers, you will be required to make the following written representations:

  •
  you are not our affiliate or an affiliate of any guarantor within the meaning of Rule 405 of the Securities Act;

  •
  you have no arrangement or understanding with any person to participate in a distribution (within the meaning of the Securities Act) of the new notes in violation of the provisions of the Securities Act;

  •
  you are not engaged in, and do not intend to engage in, a distribution of the new notes; and

  •
  you are acquiring the new notes in the ordinary course of your business.

        Each broker-dealer that receives new notes for its own account in exchange for old notes, where the broker-dealer acquired the old notes as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such new notes. Please see "Plan of distribution."

Resale of new notes

        Based on interpretations by the SEC set forth in no-action letters issued to third parties, we believe that you may resell or otherwise transfer new notes issued in the exchange offers without complying with the registration and prospectus delivery provisions of the Securities Act if:

  •
  you are not our affiliate or an affiliate of any guarantor within the meaning of Rule 405 under the Securities Act;

  •
  you do not have an arrangement or understanding with any person to participate in a distribution of the new notes;

  •
  you are not engaged in, and do not intend to engage in, a distribution of the new notes; and

  •
  you are acquiring the new notes in the ordinary course of your business.

        If you are our affiliate or an affiliate of any guarantor, or are engaging in, or intend to engage in, or have any arrangement or understanding with any person to participate in, a distribution of the new notes, or are not acquiring the new notes in the ordinary course of your business:

  •
  you cannot rely on the position of the SEC set forth in Morgan Stanley & Co. Incorporated (available June 5, 1991) and Exxon Capital Holdings Corporation (available May 13, 1988), as interpreted in the SEC's letter to Shearman & Sterling, dated July 2, 1993, or similar no-action letters; and

  •
  in the absence of an exception from the position stated immediately above, you must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale of the new notes.

        This prospectus may be used for an offer to resell or other transfer of new notes only as specifically set forth in this prospectus. With regard to broker-dealers, only broker-dealers that acquired the old notes as a result of market-making activities or other trading activities may participate in the exchange offers. Each broker-dealer that receives new notes for its own account in exchange for old notes, where such old notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of the new notes. Please read "Plan of distribution" for more details regarding the transfer of new notes.

Terms of the exchange offers

        On the terms and subject to the conditions set forth in this prospectus and in the accompanying letters of transmittal, we will accept for exchange in the exchange offers any old notes that are validly tendered and not validly withdrawn prior to the expiration date. Old notes may only be tendered in minimum denominations of $2,000 and integral multiples of $1,000 in excess of $2,000. We will issue new notes in principal amount identical to old notes surrendered in the exchange offers.

        The form and terms of the new notes will be substantially identical to the form and terms of the old notes except the new notes will be registered under the Securities Act, will not bear legends restricting their transfer and will not provide for any additional interest upon our failure to fulfill our obligations under the registration rights agreements to complete the exchange offers, or file, and cause to be effective, a shelf registration statement, if required thereby, within the specified time period. The new notes will evidence the same debt as the old notes. The new notes will be issued under and entitled to the benefits of the indentures that authorized the issuance of the old notes. For a description of the indentures, see "Description of first lien notes" and "Description of the second lien notes."

        The exchange offers are not conditioned upon any minimum aggregate principal amount of old notes being tendered for exchange.

        As of the date of this prospectus, $300 million aggregate principal amount of the 11.25% Senior Secured Notes due 2015 are outstanding and approximately $139.4 million aggregate principal amount of the 13.25% Senior Secured Notes due 2015 are outstanding. This prospectus and the letters of transmittal are being sent to all registered holders of old notes. There will be no fixed record date for determining registered holders of old notes entitled to participate in the exchange offers. We intend to conduct the exchange offers in accordance with the provisions of the registration rights agreements, the applicable requirements of the Securities Act and the Exchange Act and the rules and regulations of the SEC. Old notes that are not tendered for exchange in the exchange offers will remain outstanding and continue to accrue interest and will be entitled to the rights and benefits such holders have under the indentures relating to such holders' series of old notes and the registration rights agreements except we will not have any further obligation to you to provide for the registration of the old notes under the registration rights agreements.

        We will be deemed to have accepted for exchange properly tendered old notes when we have given oral or written notice of the acceptance to the exchange agent. The exchange agent will act as agent for the tendering holders for the purposes of receiving the new notes from us and delivering new notes to holders. Subject to the terms of the registration rights agreements, we expressly reserve the right to amend or terminate the exchange offers and to refuse to accept the occurrence of any of the conditions specified below under "—Conditions to the exchange offers."

        If you tender your old notes in the exchange offers, you will not be required to pay brokerage commissions or fees or, subject to the instructions in the letter of transmittal, transfer taxes with respect to the exchange of old notes. We will pay all charges and expenses, other than certain applicable taxes described below in connection with the exchange offers. It is important that you read "—Fees and expenses" below for more details regarding fees and expenses incurred in the exchange offers.

Expiration date, extensions and amendments

        As used in this prospectus, the term "expiration date" means 5:00 p.m., New York City time, on August 30, 2010. However, if we, in our sole discretion, extend the period of time for which the exchange offers are open, the term "expiration date" will mean the latest time and date to which we shall have extended the expiration of the exchange offers.

        To extend the period of time during which the exchange offers are open, we will notify the exchange agent of any extension by oral or written notice, followed by notification by press release or other public announcement to the registered holders of the old notes no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date.

        We reserve the right, in our sole discretion:

  •
  to delay accepting for exchange any old notes (only in the case that we amend or extend the exchange offers);

  •
  to extend either of the exchange offers or to terminate either of the exchange offers if any of the conditions set forth below under "—Conditions to the exchange offers" have not been satisfied, by giving oral or written notice of such delay, extension or termination to the exchange agent; and

  •
  subject to the terms of the registration rights agreements, to amend the terms of either of the exchange offers in any manner. In the event of a material change in either of the exchange offers, including the waiver of a material condition, we will extend the offer period, if necessary, so that at least five business days remain in such offer period following notice of the material change.

        Any delay in acceptance, extension, termination or amendment will be followed as promptly as practicable by oral or written notice to the registered holders of the old notes. If we amend either of the exchange offers in a manner that we determine to constitute a material change, we will promptly disclose the amendment in a manner reasonably calculated to inform the holders of applicable old notes of that amendment.

Conditions to the exchange offers

        Despite any other term of the exchange offers, we will not be required to accept for exchange, or to issue new notes in exchange for, any old notes and we may terminate or amend either of the exchange offers as provided in this prospectus prior to the expiration date if in our reasonable judgment:

  •
  the exchange offers or the making of any exchange by a holder violates any applicable law or interpretation of the SEC; or

  •
  any action or proceeding has been instituted or threatened in writing in any court or by or before any governmental agency with respect to the exchange offers that, in our judgment, would reasonably be expected to impair our ability to proceed with the exchange offers.

        In addition, we will not be obligated to accept for exchange the old notes of any holder that has not made to us:

  •
  the representations described under "—Purpose and effect of the exchange offers," "—Procedures for tendering old notes" and "Plan of distribution"; or

  •
  any other representations as may be reasonably necessary under applicable SEC rules, regulations or interpretations to make available to us an appropriate form for registration of the new notes under the Securities Act.

        We expressly reserve the right at any time or at various times to extend the period of time during which the exchange offers are open. Consequently, we may delay acceptance of any old notes by giving oral or written notice of such extension to our holders. We will return any old notes that we do not accept for exchange for any reason without expense to the tendering holder promptly after the expiration or termination of the exchange offers.

        We expressly reserve the right to amend or terminate either of the exchange offers and to reject for exchange any old notes not previously accepted for exchange, upon the occurrence of any of the conditions of the exchange offers specified above. We will give oral or written notice of any extension, amendment, non-acceptance or termination to the holders of the old notes as promptly as practicable. In the case of any extension, such notice will be issued no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date.

        These conditions are for our sole benefit, and we may assert them regardless of the circumstances that may give rise to them or waive them in whole or in part at any or at various times prior to the expiration date in our sole discretion. If we fail at any time to exercise any of the foregoing rights, this failure will not constitute a waiver of such right. Each such right will be deemed an ongoing right that we may assert at any time or at various times prior to the expiration date.

        In addition, we will not accept for exchange any old notes tendered, and will not issue new notes in exchange for any such old notes, if at such time any stop order is threatened or in effect with respect to the registration statement of which this prospectus constitutes a part or the qualification of the indenture under the Trust Indenture Act of 1939 (the "TIA").

Procedures for tendering old notes

        To tender your old notes in the exchange offers, you must comply with either of the following:

  •
  complete, sign and date the letter of transmittal, or a facsimile of the letter of transmittal, have the signature(s) on the letter of transmittal guaranteed if required by the letter of transmittal and mail or deliver such letter of transmittal or facsimile thereof to the exchange agent at the address set forth below under "—Exchange agent" prior to the expiration date; or

  •
  comply with DTC's Automated Tender Offer Program procedures described below.

        In addition, either:

  •
  the exchange agent must receive certificates for old notes along with the letter of transmittal prior to the expiration date;

  •
  the exchange agent must receive a timely confirmation of book-entry transfer of old notes into the exchange agent's account at DTC according to the procedures for book-entry transfer described below or a properly transmitted agent's message prior to the expiration date; or

  •
  you must comply with the guaranteed delivery procedures described below.

        Your tender, if not withdrawn prior to the expiration date, constitutes an agreement between us and you upon the terms and subject to the conditions described in this prospectus and in the letter of transmittal.

        The method of delivery of old notes, letters of transmittal and all other required documents to the exchange agent is at your election and risk. We recommend that instead of delivery by mail, you use an overnight or hand delivery service, properly insured. In all cases, you should allow sufficient time to assure timely delivery to the exchange agent before the expiration date. You should not send letters of transmittal or certificates representing old notes to us. You may request that your broker, dealer, commercial bank, trust company or nominee effect the above transactions for you.

        If you are a beneficial owner whose old notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and you wish to tender your old notes, you should promptly contact the registered holder and instruct the registered holder to tender on your behalf. If you wish to tender the old notes yourself, you must, prior to completing and executing the letter of transmittal and delivering your old notes, either:

  •
  make appropriate arrangements to register ownership of the old notes in your name; or

  •
  obtain a properly completed bond power from the registered holder of old notes.

        The transfer of registered ownership may take considerable time and may not be able to be completed prior to the expiration date.

        Signatures on the letter of transmittal or a notice of withdrawal, as the case may be, must be guaranteed by a member firm of a registered national securities exchange or of the National Association of Securities Dealers, Inc., a commercial bank or trust company having an office or correspondent in the United States or another "eligible guarantor institution" within the meaning of Rule 17A(d)-15 under the Exchange Act unless the old notes surrendered for exchange are tendered:

  •
  by a registered holder of the old notes who has not completed the box entitled "Special Registration Instructions" or "Special Delivery Instructions" on the letter of transmittal; or

  •
  for the account of an eligible guarantor institution.

        If the letter of transmittal is signed by a person other than the registered holder of any old notes listed on the old notes, such old notes must be endorsed or accompanied by a properly completed bond power. The bond power must be signed by the registered holder as the registered holder's name appears on the old notes, and an eligible guarantor institution must guarantee the signature on the bond power.

        If the letter of transmittal, any certificates representing old notes or bond powers are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, those persons should also indicate when signing and, unless waived by us, they should also submit evidence satisfactory to us of their authority to so act.

        The exchange agent and DTC have confirmed that any financial institution that is a participant in DTC's system may use DTC's Automated Tender Offer Program to tender old notes. Participants in the program may, instead of physically completing and signing the letter of transmittal and delivering it to the exchange agent, electronically transmit their acceptance of the exchange by causing DTC to transfer the old notes to the exchange agent in accordance with DTC's Automated Tender Offer Program procedures for transfer. DTC will then send an agent's message to the exchange agent. The term "agent's message" means a message transmitted by DTC, received by the exchange agent and forming part of the book-entry confirmation, which states that:

  •
  DTC has received an express acknowledgment from a participant in its Automated Tender Offer Program that is tendering old notes that are the subject of the book-entry confirmation;

  •
  the participant has received and agrees to be bound by the terms of the letter of transmittal, or in the case of an agent's message relating to guaranteed delivery, that such participant has received and agrees to be bound by the notice of guaranteed delivery; and

  •
  we may enforce that agreement against such participant.

        DTC is referred to herein as a "book-entry transfer facility."

Acceptance of new notes

        In all cases, we will promptly issue new notes for old notes that we have accepted for exchange under the exchange offers only after the exchange agent timely receives:

  •
  old notes or a timely book-entry confirmation of such old notes into the exchange agent's account at the book-entry transfer facility; and

  •
  a properly completed and duly executed letter of transmittal and all other required documents or a properly transmitted agent's message.

        By tendering old notes pursuant to the exchange offers, you will represent to us that, among other things:

  •
  you are not our affiliate or an affiliate of any guarantor within the meaning of Rule 405 under the Securities Act;

  •
  you do not have an arrangement or understanding with any person or entity to participate in a distribution of the new notes; and

  •
  you are acquiring the new notes in the ordinary course of your business.

        In addition, each broker-dealer that is to receive new notes for its own account in exchange for old notes must represent that such old notes were acquired by that broker-dealer as a result of market-making activities or other trading activities and must acknowledge that it will deliver a prospectus that meets the requirements of the Securities Act in connection with any resale of the new notes. The letters of transmittal state that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act. See "Plan of distribution."

        We will interpret the terms and conditions of the exchange offers, including the letters of transmittal and the instructions to the letters of transmittal, and will resolve all questions as to the validity, form, eligibility, including time of receipt and acceptance of old notes tendered for exchange. Our determinations in this regard will be final and binding on all parties. We reserve the absolute right to reject any and all tenders of any particular old notes not properly tendered or to not accept any particular old notes if the acceptance might, in our or our counsel's judgment, be unlawful. We also reserve the absolute right to waive any defects or irregularities as to any particular old notes prior to the expiration date.

        Unless waived, any defects or irregularities in connection with tenders of old notes for exchange must be cured within such reasonable period of time as we determine. Neither we, the exchange agent nor any other person will be under any duty to give notification of any defect or irregularity with respect to any tender of old notes for exchange, nor will any of them incur any liability for any failure to give notification. Any old notes received by the exchange agent that are not properly tendered and as to which the irregularities have not been cured or waived will be returned by the exchange agent to the tendering holder, unless otherwise provided in the letter of transmittal, promptly after the expiration date.

Book-entry delivery procedures

        Promptly after the date of this prospectus, the exchange agent will establish an account with respect to the old notes at DTC and, as the book-entry transfer facility, for purposes of the exchange offers. Any financial institution that is a participant in the book-entry transfer facility's system may make book-entry delivery of the old notes by causing the book-entry transfer facility to transfer those old notes into the exchange agent's account at the facility in accordance with the facility's procedures for such transfer. To be timely, book-entry delivery of old notes requires receipt of a confirmation of a book-entry transfer, a "book-entry confirmation," prior to the expiration date. In addition, although delivery of old notes may be effected through book-entry transfer into the exchange agent's account at the book-entry transfer facility, the letter of transmittal or a manually signed facsimile thereof, together with any required signature guarantees and any other required documents, or an agent's message, in connection with a book-entry transfer, must, in any case, be delivered or transmitted to and received by the exchange agent at its address set forth on the cover page of the letter of transmittal prior to the expiration date to receive new notes for tendered old notes, or the guaranteed delivery procedure described below must be complied with. Tender will not be deemed made until such documents are received by the exchange agent. Delivery of documents to the book-entry transfer facility does not constitute delivery to the exchange agent.

        Holders of old notes who are unable to deliver confirmation of the book-entry tender of their old notes into the exchange agent's account at the book-entry transfer facility or all other documents required by the letter of transmittal to the exchange agent on or prior to the expiration date must tender their old notes according to the guaranteed delivery procedures described below.

Guaranteed delivery procedures

        If you wish to tender your old notes but your old notes are not immediately available or you cannot deliver your old notes, the letter of transmittal or any other required documents to the exchange agent or comply with the procedures under DTC's Automatic Tender Offer Program in the case of old notes, prior to the expiration date, you may still tender if:

  •
  the tender is made through an eligible guarantor institution;

  •
  prior to the expiration date, the exchange agent receives from such eligible guarantor institution either a properly completed and duly executed notice of guaranteed delivery, by facsimile transmission, mail, or hand delivery or a properly transmitted agent's message and notice of guaranteed delivery, that (1) sets forth your name and address, the certificate number(s) of such old notes and the principal amount of old notes tendered; (2) states that the tender is being made thereby; and (3) guarantees that, within three New York Stock Exchange trading days after the expiration date, the letter of transmittal, or facsimile thereof, together with the old notes or a book-entry confirmation, and any other documents required by the letter of transmittal, will be deposited by the eligible guarantor institution with the exchange agent; and

  •
  the exchange agent receives the properly completed and executed letter of transmittal or facsimile thereof, as well as certificate(s) representing all tendered old notes in proper form for transfer or a book-entry confirmation of transfer of the old notes into the exchange agent's account at DTC and all other documents required by the letter of transmittal within three New York Stock Exchange trading days after the expiration date.

        Upon request, the exchange agent will send to you a notice of guaranteed delivery if you wish to tender your old notes according to the guaranteed delivery procedures.

Withdrawal rights

        Except as otherwise provided in this prospectus, you may withdraw your tender of old notes at any time prior to 5:00 p.m., New York City time, on the expiration date.

        For a withdrawal to be effective:

  •
  the exchange agent must receive a written notice, which may be by telegram, telex, facsimile or letter, of withdrawal at its address set forth below under "—Exchange agent"; or

  •
  you must comply with the appropriate procedures of DTC's Automated Tender Offer Program system.

        Any notice of withdrawal must:

  •
  specify the name of the person who tendered the old notes to be withdrawn;

  •
  identify the old notes to be withdrawn, including the certificate numbers and principal amount of the old notes; and

  •
  where certificates for old notes have been transmitted, specify the name in which such old notes were registered, if different from that of the withdrawing holder.

        If certificates for old notes have been delivered or otherwise identified to the exchange agent, then, prior to the release of such certificates, you must also submit:

  •
  the serial numbers of the particular certificates to be withdrawn; and

  •
  a signed notice of withdrawal with signatures guaranteed by an eligible institution unless you are an eligible guarantor institution.

        If old notes have been tendered pursuant to the procedures for book-entry transfer described above, any notice of withdrawal must specify the name and number of the account at the book-entry transfer facility to be credited with the withdrawn old notes and otherwise comply with the procedures of the facility. We will determine all questions as to the validity, form and eligibility, including time of receipt of notices of withdrawal, and our determination will be final and binding on all parties. Any old notes so withdrawn will be deemed not to have been validly tendered for exchange for purposes of the exchange offers. Any old notes that have been tendered for exchange but that are not exchanged for any reason will be returned to their holder, without cost to the holder, or, in the case of book-entry transfer, the old notes will be credited to an account at the book-entry transfer facility, promptly after withdrawal, rejection of tender or termination of the exchange offers. Properly withdrawn old notes may be retendered by following the procedures described under "—Procedures for tendering old notes" above at any time on or prior to the expiration date.

Exchange agent

        Wells Fargo Bank, National Association has been appointed as the exchange agent for the exchange offers. Wells Fargo Bank, National Association also acts as trustee under the indenture governing the old notes. You should direct all executed letters of transmittal and all questions and requests for assistance, requests for additional copies of this prospectus or of the letter of transmittal and requests for notices of guaranteed delivery to the exchange agent addressed as follows:

By Registered or Certified Mail:	By Regular Mail or Overnight Courier:	By Hand Delivery:
WELLS FARGO BANK, N.A.	WELLS FARGO BANK, N.A.	WELLS FARGO BANK, N.A.
Corporate Trust Operations	Corporate Trust Operations	12th Floor—Northstar East Building
MAC N9303-121	MAC N9303-121	Corporate Trust Operations
PO Box 1517	Sixth & Marquette Avenue	608 Second Avenue South
Minneapolis, MN 55480	Minneapolis, MN 55479	Minneapolis, MN 55402
By Facsimile Transmission
(eligible institutions only):
(612) 667-6282
Telephone Inquiries:
(800) 344-5128

        If you deliver the letter of transmittal to an address other than the one set forth above or transmit instructions via facsimile to a number other than the one set forth above, that delivery or those instructions will not be effective.

Fees and expenses

        The registration rights agreements provide that we will bear all expenses in connection with the performance of our obligations relating to the registration of the new notes and the conduct of the exchange offers. These expenses include registration and filing fees, accounting and legal fees and printing costs, among others. We will pay the exchange agent reasonable and customary fees for its services and reasonable out-of-pocket expenses. We will also reimburse brokerage houses and other custodians, nominees and fiduciaries for customary mailing and handling expenses incurred by them in forwarding this prospectus and related documents to their clients that are holders of old notes and for handling or tendering for such clients.

        We have not retained any dealer-manager in connection with the exchange offers and will not pay any fee or commission to any broker, dealer, nominee or other person, other than the exchange agent, for soliciting tenders of old notes pursuant to the exchange offers.

Accounting treatment

        We will record the new notes in our accounting records at the same carrying value as the old notes, which is the aggregate principal amount as reflected in our accounting records on the date of the exchange. Accordingly, we did not recognize any gain or loss for accounting purposes upon the consummation of the exchange offers. In connection with the Holdco Notes Exchange, we issued $0.6 million of additional old second lien notes to certain holders of the Holdco Notes as an early tender premium. These additional old second lien notes were not reflected in the balance sheets of Reddy Holdings and subsidiary or Reddy Corp upon issuance, but will be recognized as additional debt through interest expense over the term of the new second lien notes. We will record the expenses of the exchange offers as incurred.

Transfer taxes

        We will pay all transfer taxes, if any, applicable to the exchange of old notes under the exchange offers. The tendering holder, however, will be required to pay any transfer taxes, whether imposed on the registered holder or any other person, if:

  •
  certificates representing old notes for principal amounts not tendered or accepted for exchange are to be delivered to, or are to be issued in the name of, any person other than the registered holder of old notes tendered;

  •
  tendered old notes are registered in the name of any person other than the person signing the letter of transmittal; or

  •
  a transfer tax is imposed for any reason other than the exchange of old notes under the exchange offers.

        If satisfactory evidence of payment of such taxes is not submitted with the letter of transmittal, the amount of such transfer taxes will be billed to that tendering holder.

        Holders who tender their old notes for exchange will not be required to pay any transfer taxes. However, holders who instruct us to register new notes in the name of, or request that old notes not tendered or not accepted in the exchange offers be returned to, a person other than the registered tendering holder will be required to pay any applicable transfer tax.

Consequences of failure to exchange

        If you do not exchange your old notes for new notes under the exchange offers, your old notes will remain subject to the restrictions on transfer of such old notes:

  •
  as set forth in the legend printed on the old notes as a consequence of the issuance of the old notes pursuant to the exemptions from, or in transactions not subject to, the registration requirements of the Securities Act and applicable state securities laws; and

  •
  as otherwise set forth in the offering memorandum and offering circular distributed in connection with the private offerings of the old notes.

        In general, you may not offer or sell your old notes unless they are registered under the Securities Act or if the offer or sale is exempt from registration under the Securities Act and applicable state securities laws. Except as required by the registration rights agreements, we do not intend to register resales of the old notes under the Securities Act.

Other

        Participating in the exchange offers is voluntary, and you should carefully consider whether to accept. You are urged to consult your financial and tax advisors in making your own decision on what action to take.

        We may in the future seek to acquire untendered old notes in open market or privately negotiated transactions, through subsequent exchange offers or otherwise. We have no present plans to acquire any old notes that are not tendered in the exchange offers or to file a registration statement to permit resales of any untendered old notes.

Description of the first lien notes

        Reddy Ice Corporation issued the old first lien notes and will issue the new second lien notes under an Indenture (the "Indenture"), dated March 15, 2010, among itself, Reddy Ice Holdings, Inc. ("Parent") and Wells Fargo Bank, National Association, as Trustee. The terms of the Notes include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act.

        Certain terms used in this description are defined under the subheading "—Certain definitions". In this description the terms "Company", "we", "us" and "our" refer only to Reddy Ice Corporation and not to any of its Subsidiaries. The term "Notes" refers to the old first lien notes and the new first lien notes.

        The following description is only a summary of the material provisions of the Indenture, Registration Rights Agreement, Collateral Documents, the First Lien Intercreditor Agreement and the Junior Lien Intercreditor Agreement. Although we believe that we have disclosed in this prospectus all the material provisions of the Indenture, the Registration Rights Agreement, Collateral Documents, First Lien Intercreditor Agreement and the Junior Lien Intercreditor Agreement, we urge you to read the Indenture, the Registration Rights Agreement, Collateral Documents, the First Lien Intercreditor Agreement and the Junior Lien Intercreditor Agreement because they, and not this description, define your rights as holders of the Notes. You may request copies of these agreements at our address as set forth below under the heading "Where you can find more information."

        The registered holder of a Note is treated as the owner of it for all purposes. Only registered holders have rights under the Indenture.

Brief description of the notes and guarantees

        The Notes are:

  •
  senior secured obligations of the Company;

  •
  secured, subject to Permitted Liens, on a first-priority basis, equally and ratably with all obligations of the Company and the Guarantors under any Pari Passu Lien Indebtedness and Priority Payment Lien Obligations (although the Noteholders will receive proceeds of Collateral after the payment in full of the Priority Payment Lien Obligations in the event of a foreclosure or in any bankruptcy, insolvency or similar event) to the extent set forth below under "—Security";

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  ranked equally in right of payment with any existing and future senior Indebtedness of the Company;

  •
  effectively senior to all of the Company's existing and future Indebtedness that is unsecured or secured by Liens that are junior to the Liens securing the Notes, in each case, to the extent of the value of the Collateral;

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  senior in right of payment to all future Subordinated Obligations of the Company;

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  structurally subordinated to all future Indebtedness of the Company's Subsidiaries that are not Guarantors, if any;

  •
  subject to registration with the SEC pursuant to the Registration Rights Agreement; and

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  effectively junior to any Indebtedness that is secured by Liens on assets that do not secure the Notes.

        The Notes and the obligations under the Indenture are secured by first-priority security interests in the Collateral (subject to certain exceptions and Permitted Liens). As a result, the Notes and the obligations under the Indenture are effectively junior to any Indebtedness of the Company and the Guarantors that is secured by assets that are not part of the Collateral securing the Notes, in each case, to the extent of the value of such assets. The Indebtedness Incurred under the Priority Payment Lien Obligations is also secured by first-priority security interests in the Collateral but has a prior right of payment in the event of a foreclosure or in any bankruptcy, insolvency or similar event. Accordingly, while the Notes rank equally in right of payment with the Priority Payment Lien Obligations, the Notes are effectively subordinated to the Priority Payment Lien Obligations to the extent of the value of the Collateral.

        The Notes are unconditionally guaranteed by Parent and each of our future wholly-owned domestic Restricted Subsidiaries. As of the Issue Date, we do not have any Subsidiaries.

        The Guarantees are:

  •
  senior secured obligations of each Guarantor;

  •
  secured, subject to Permitted Liens, on a first-priority basis, equally and ratably with all obligations of the Company and the Guarantors under any Pari Passu Lien Indebtedness and Priority Payment Lien Obligations (although the Noteholders will receive proceeds of Collateral after the payment in full of the Priority Payment Lien Obligations in the event of a foreclosure or in any bankruptcy, insolvency or similar event) to the extent set forth below under "—Security";

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  ranked equally in right of payment with all existing and future senior Indebtedness of each Guarantor;

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  effectively senior to all of the Guarantors' existing and future Indebtedness that is unsecured or secured by Liens that are junior to the Liens securing the Guarantees of the Notes, in each case, to the extent of the value of the Collateral;

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  senior in right of payment to future Indebtedness of the Guarantors that is expressly subordinated to the Guarantees of the Notes;

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  effectively junior to any Indebtedness of the Guarantors that is secured by Liens on assets that do not secure the Guarantees of the Notes; and

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  structurally subordinated to all future Indebtedness of the Guarantors' Subsidiaries that are not the Company or Guarantors.

        As of March 31, 2010, the Parent and the Company had approximately $450.6 million of Indebtedness on a consolidated basis, all but $11.8 million of which was secured. In addition, the Company had $35.0 million of availability under the Credit Agreement.

Principal, maturity and interest

        We issued the Notes initially with a stated aggregate principal amount of $300.0 million. We issued Notes in denominations of $2,000 principal amount and integral multiples of $1,000 principal amount. The Notes will mature on March 15, 2015. Subject to our compliance with the covenant described under the subheading "—Certain covenants—Limitation on indebtedness" and "—Certain covenants—Limitation on liens", we are permitted to issue an unlimited amount of additional Notes under the Indenture (the "Additional Notes") on the same terms and conditions and with the same CUSIP numbers as the Notes offered hereby. Any Additional Notes will be secured, equally and ratably with the Notes offered hereby, by first-priority liens on the Collateral. The Notes and the Additional Notes, if any, will be treated as a single class for all purposes of the Indenture, including waivers, amendments, redemptions and offers to purchase. Unless the context otherwise requires, for all purposes of the Indenture and this "Description of the first lien notes", references to the Notes include any Additional Notes actually issued.

        Interest on the Notes will accrue at the rate of 11.25% per annum from March 15, 2010, or from the most recent date to which interest has been paid or provided for, and will be payable semiannually in arrears on March 15 and September 15 of each year, commencing on September 15, 2010. We will make each interest payment to the holders of record of the Notes on the immediately preceding March 1 and September 1. We will pay interest on overdue principal at 1% per annum in excess of the above rate and will pay interest on overdue installments of interest at such higher rate to the extent lawful. Interest is computed on the basis of a 360-day year comprised of twelve 30-day months.

Optional redemption

        Except as set forth below, we are not entitled to redeem the Notes at our option prior to March 15, 2013.

        On and after March 15, 2013, we will be entitled at our option to redeem all or a portion of the Notes upon not less than 30 nor more than 60 days' notice, at the redemption prices (expressed in percentages of principal amount on the redemption date), plus accrued and unpaid interest to the redemption date (subject to the right of Holders of record on the relevant record date to receive interest due on the relevant interest payment date), if redeemed during the 12-month period commencing on March 15 of the years set forth below:

Year	Percentage
2013	105.625%
2014	100.000%

        Prior to March 15, 2013, we will be entitled at our option on one or more occasions to redeem Notes (which includes Additional Notes, if any) in an aggregate principal amount not to exceed 35% of the aggregate principal amount of the Notes (which includes Additional Notes, if any) issued prior to such time at a redemption price (expressed as a percentage of principal amount as of the date of redemption) of 111.25%, plus accrued and unpaid interest to the redemption date, if any, with the net cash proceeds from one or more Qualified Equity Offerings (provided that if the Qualified Equity Offering is an offering by Parent, a portion of the Net Cash Proceeds thereof equal to the amount required to redeem any such Notes is contributed to the equity capital of the Company); provided, however, that

          (1)   at least 65% of such aggregate principal amount of Notes (which includes Additional Notes, if any) remains outstanding immediately after the occurrence of each such redemption (other than Notes held, directly or indirectly, by the Company or its Affiliates); and

          (2)   each such redemption occurs within 90 days after the date of the related Qualified Equity Offering.

        In addition, at any time prior to March 15, 2013, the Company may redeem the Notes, in whole or in part, at a redemption price equal to 100% of the principal amount thereof plus the Applicable Premium, plus accrued and unpaid interest, if any, and additional interest thereon, if any, to, but excluding, the redemption date (subject to the right of Holders of record on the relevant record date to receive interest due on the relevant interest payment date).

Selection and notice of redemption

        If we are redeeming less than all the Notes at any time, the Trustee will select Notes on a pro rata basis to the extent practicable.

        We will redeem Notes with a principal amount of $1,000 or less in whole and not in part; provided that no Notes with a principal amount of $2,000 or less shall be redeemed in part. We will cause notices of redemption to be mailed by first-class mail at least 30 but not more than 60 days before the redemption date to each holder of Notes to be redeemed at its registered address.

        If any Note is to be redeemed in part only, the notice of redemption that relates to that Note will state the portion of the principal amount thereof to be redeemed. We will issue a new Note in a principal amount equal at maturity to the unredeemed portion of the original Note in the name of the holder upon cancellation of the original Note. Notes called for redemption become due on the date fixed for redemption. On and after the redemption date, interest ceases to accrue, in each case to the extent applicable, on Notes or portions of them called for redemption.

Mandatory redemption; offers to purchase; open market purchases

        We are not required to make any mandatory redemption or sinking fund payments with respect to the Notes. However, under certain circumstances, we may be required to offer to purchase Notes as described under the captions "—Change of control" and "—Certain covenants—Limitation on sales of assets and subsidiary stock". We may at any time and from time to time purchase Notes in the open market or otherwise.

Guarantees

        Parent jointly and severally guarantees, on a senior secured basis, our obligations under these Notes. The Company has no Subsidiaries as of the Issue Date. Pursuant to the covenant described under "—Certain covenants—Additional subsidiary guarantees; further assurances; insurance," wholly-owned Restricted Subsidiaries acquired or created after the Issue Date (other than Foreign Subsidiaries and any Securitization Subsidiary) are required to become Subsidiary Guarantors. The obligations of each Subsidiary Guarantor under its Subsidiary Guaranty is limited as necessary to prevent that Subsidiary Guaranty from constituting a fraudulent conveyance under applicable law. See "Risk factors—Risks related to the notes—Federal and state fraudulent transfer laws may permit a court to void the guarantees, if any, and, if that occurs, you may not receive any payments on the notes".

        Each Subsidiary Guarantor that makes a payment under its Guarantee will be entitled upon payment in full of all guaranteed obligations under the Indenture to a contribution from each other Subsidiary Guarantor in an amount equal to such other Subsidiary Guarantor's pro rata portion of such payment based on the respective net assets of all the Subsidiary Guarantors at the time of such payment determined in accordance with GAAP.

        If a Guaranty were rendered voidable, it could be subordinated by a court to all other indebtedness (including guarantees and other contingent liabilities) of the applicable Guarantor, and, depending on the amount of such indebtedness, a Guarantor's liability on its Guaranty could be reduced to zero. See "Risk factors—Risks related to the notes—Federal and state fraudulent transfer laws may permit a court to void the guarantees, if any, and, if that occurs, you may not receive any payments on the notes".

        Pursuant to the Indenture, (A) Parent or a Subsidiary Guarantor may consolidate with, merge with or into, or transfer all or substantially all its assets to any other Person to the extent described below under "—Certain covenants—Merger and consolidation" and (B) the Capital Stock of a Subsidiary Guarantor may be sold or otherwise disposed of to another Person to the extent described below under "—Certain covenants—Limitation on sales of assets and subsidiary stock"; provided, however, that, in each such case, if such other Person is not the Company, Parent or a Subsidiary Guarantor, Parent's obligations under the Parent Guaranty (in the case of a consolidation, merger or transfer of all or substantially all the assets of Parent) or such Subsidiary Guarantor's obligations under its Subsidiary Guaranty (in the case of a consolidation, merger or transfer of all or substantially all the assets of such

Subsidiary Guarantor) must be expressly assumed by such other Person, except that such assumption will not be required in the case of:

          (1)   the sale or other disposition (including by way of consolidation or merger) of a Subsidiary Guarantor, including the sale or disposition of Capital Stock of a Subsidiary Guarantor following which such Subsidiary Guarantor is no longer a Subsidiary; or

          (2)   the sale or disposition of all or substantially all the assets of a Subsidiary Guarantor;

in each case other than to the Company or an Affiliate of the Company and as permitted by the Indenture and if in connection therewith the Company provides an Officers' Certificate to the Trustee to the effect that the Company will comply with its obligations under the covenant described under "—Limitation on sales of assets and subsidiary stock" in respect of such disposition. Upon any sale or disposition described in clause (1) or (2) above, the obligor on the related Subsidiary Guaranty will be released from its obligations thereunder.

        The Subsidiary Guaranty of a Subsidiary Guarantor also will be released:

          (1)   upon the designation of such Subsidiary Guarantor as an Unrestricted Subsidiary; or

          (2)   if we exercise our legal defeasance option or our covenant defeasance option as described under "—Defeasance".

Security

        Subject to the limitations described under "—First lien intercreditor agreement" and "—Junior lien intercreditor agreement" below, the obligations of the Company with respect to the Notes, the obligations of the Guarantors under the Parent Guaranty and Subsidiary Guarantees, and the performance of all other obligations of the Company and the Guarantors under the Indenture are secured equally and ratably with the obligations of the Company and the Guarantors under any other Pari Passu Lien Indebtedness and Priority Payment Lien Obligations by a first-priority security interest, subject to Permitted Liens, in the following assets of the Company and the Guarantors, in each case whether now owned or hereafter acquired (other than Excluded Property) (the "Collateral"):

          (a)   100% of the capital stock of or equity interests in direct Subsidiaries (other than Foreign Subsidiaries) owned by Parent, the Company and the Subsidiary Guarantors and 65% of the voting stock and 100% of the non-voting stock of direct Foreign Subsidiaries owned by the Company and the Subsidiary Guarantors;

          (b)   all accounts, chattel paper, certain deposit accounts, documents (as defined in the Uniform Commercial Code), general intangibles, instruments, inventory, investment property, letter-of-credit rights and any supporting obligations related to any of the foregoing;

          (c)   present and future intercompany debt owed to Parent, the Company or any Subsidiary Guarantor;

          (d)   certain commercial tort claims;

          (e)   all books and records pertaining to collateral;

          (f)    all property of Parent, the Company or any Subsidiary Guarantor held by any collateral agent for any class of Pari Passu Lien Indebtedness or Priority Payment Lien Obligations, including all property of every description, in the custody of or in transit to any such collateral agent for any purpose, including safekeeping, collection or pledge, for the account of Parent, the Company or such Subsidiary Guarantor or as to which Parent, the Company or such Subsidiary Guarantor may have any right or power, including but not limited to cash;

          (g)   all other goods and personal property of Parent, the Company or any Guarantor, whether tangible or intangible and wherever located;

          (h)   owned real properties owned by Parent, the Company and the Subsidiary Guarantors with a cost or book value (whichever is greater) in excess of $1.5 million ("Material Real Property");

          (i)    all intellectual property and intellectual property licenses of Parent, the Company and the Subsidiary Guarantors (including without limitation patents, trademarks and copyrights);

          (j)    equipment;

          (k)   substantially all of the other tangible and intangible assets of Parent, the Company and the Subsidiary Guarantors other than Excluded Property; and

          (l)    to the extent not otherwise included, all proceeds of the foregoing.

        "Excluded Property" means, collectively, (i) any permit or license or any contractual obligation entered into by Parent, the Company or any Subsidiary Guarantor (A) that prohibits or requires the consent of any Person other than the Company and its Affiliates which has not been obtained as a condition to the creation by Parent, the Company or the applicable Subsidiary Guarantor of a Lien on any right, title or interest in such permit, license or contractual obligation or (B) to the extent that any requirement of law applicable thereto prohibits the creation of a Lien thereon, but only, with respect to the prohibition in clauses (A) and (B), to the extent, and for as long as, such prohibition is not terminated or rendered unenforceable or otherwise deemed ineffective by the Uniform Commercial Code or any other requirement of law, (ii) property owned by the Company or any Subsidiary Guarantor that is subject to a Lien permitted by clause (6) of the definition of "Permitted Liens" if the contractual obligation pursuant to which such Lien is granted (or in the document providing for such Lien) prohibits or requires the consent of any Person other than the Company and its Affiliates which has not been obtained as a condition to the creation of any other Lien on such item of property, (iii) any "intent to use" trademark applications for which a statement of use has not been filed (but only until such statement is filed), (iv) cash collateral for (A) letters of credit in an amount not to exceed $15.0 million and (B) Hedging Obligations entered into in the ordinary course of business in an aggregate amount not to exceed $5.0 million, (v) any general intangibles to the extent containing an enforceable restriction against the granting of a security interest therein and (vi) leasehold real property interests; provided, however, that "Excluded Property" shall not include any proceeds, products, substitutions or replacements of Excluded Property (unless such proceeds, products, substitutions or replacements would otherwise constitute Excluded Property).

        The Collateral is pledged pursuant to a security agreement by and among Parent, the Company, the Subsidiary Guarantors and the Collateral Agent (the "Security Agreement"). For the avoidance of doubt, no assets of any Subsidiary that is not a Subsidiary Guarantor (including any Capital Stock owned by any such Subsidiary) shall constitute Collateral.

        In addition, in the event that Rule 3-16 of Regulation S-X under the Securities Act (as amended or modified from time to time) is interpreted by the SEC to require (or is replaced with another rule or regulation, or any other law, rule or regulation is adopted, which would require) the filing with the SEC (or any other governmental agency) of separate financial statements of any Subsidiary of the Company due to the fact that such Subsidiary's Capital Stock secures the Notes, then the Capital Stock of such Subsidiary shall automatically be deemed not to be part of the Collateral but only to the extent necessary to not be subject to such requirement (the "Rule 3-16 Exception"). In such event, the Collateral Documents may be amended or modified, without the consent of any Holder, to the extent necessary to release the security interests in favor of the Collateral Agent on the shares of Capital Stock that are so deemed to no longer constitute part of the Collateral. In the event that Rule 3-16 of Regulation S-X under the Securities Act (as amended or modified from time to time) is interpreted by the SEC to permit (or are replaced with another rule or regulation, or any other law, rule or regulation is adopted, which would permit) such Subsidiary's Capital Stock to secure the Notes in excess of the amount then pledged without the filing with the SEC (or any other governmental agency) of separate financial statements of such Subsidiary, then the Capital Stock of such Subsidiary shall automatically be deemed to be a part of the Collateral but only to the extent necessary to not be subject to any such financial statement requirement.

        We did not grant or take the actions required to perfect the security interests in all of the Collateral by the Issue Date. In particular, we will be required to provide certain ancillary documents related to the mortgages with respect to any Material Real Property within 90 days of the Issue Date.

Use and release of collateral

        Unless an Event of Default shall have occurred and be continuing and the Collateral Agent shall have commenced enforcement of remedies under the Collateral Documents, Parent, the Company and the Subsidiary Guarantors will have the right to remain in possession and retain exclusive control of the Collateral, to freely operate the Collateral and to collect, invest and dispose of any income thereon.

        The Indenture and the Collateral Documents, however, generally require Parent, the Company and the Guarantors to deliver to the collateral agent under the Credit Agreement and for such collateral agent to maintain in its possession certificates evidencing pledges of stocks and instruments evidencing Indebtedness and, subject to certain exceptions specified in the Indenture and the Collateral Documents, to maintain all cash and cash equivalents of Parent, the Company and the Guarantors (other than cash and cash equivalents not exceeding $250,000 in the aggregate, provided that, notwithstanding such threshold, a control account shall always cover the Company's and its Subsidiaries' main collection account) at an account or accounts (a) with a financial institution that has entered into a control agreement in favor of the Collateral Agent with respect to such account(s) or (b) at an account the entire balance of which is swept at least once every three business days to an account described in clause (a) above on and after the Issue Date.

        Release of collateral.    The Indenture provides that the Liens on the Collateral securing the Notes will automatically and without the need for any further action by any Person be released:

          (1)   in whole or in part, as applicable, as to all or any portion of property subject to such Liens which has been taken by eminent domain, condemnation or other similar circumstances;

          (2)   in whole upon:

      (a)
      satisfaction and discharge of the Indenture as set forth below under "—Satisfaction and discharge"; or

      (b)
      a legal defeasance or covenant defeasance of the Indenture as described below under "—Defeasance".

          (3)   in part, as to any property that (a) is sold, transferred or otherwise disposed of by the Company or any Subsidiary Guarantor (other than to the Company or another Subsidiary Guarantor) in a transaction not prohibited by the Indenture at the time of such sale, transfer or disposition or (b) is owned or at any time acquired by a Subsidiary Guarantor that has been released from its Subsidiary Guaranty in accordance with the Indenture, concurrently with the release of such Guarantee (including in connection with the designation of a Subsidiary Guarantor as an Unrestricted Subsidiary); and

          (4)   in part, in accordance with the applicable provisions of the Collateral Documents and as described below with respect to the First Lien Intercreditor Agreement.

        Certain limitations on the collateral.    The right of the Collateral Agent to take possession and dispose of the Collateral following an Event of Default is likely to be significantly impaired by applicable bankruptcy law if a bankruptcy proceeding were to be commenced by or against the Company or the Subsidiary Guarantors prior to the Collateral Agent having taken possession and disposed of the Collateral. Under the U.S. Bankruptcy Code, a secured creditor is prohibited from taking its security from a debtor in a bankruptcy case, or from disposing of security taken from such debtor, without bankruptcy court approval. Moreover, the U.S. Bankruptcy Code permits the debtor in certain circumstances to continue to retain and to use collateral owned as of the date of the bankruptcy filing (and the proceeds, products, offspring, rents or profits of such collateral) even though the debtor is in default under the applicable debt instruments, provided that the secured creditor is given "adequate protection." The meaning of the term "adequate protection" may vary according to circumstances. In view of the lack of a precise definition of the term "adequate protection" and the broad discretionary powers of a bankruptcy court, it is impossible to predict how long payments under the Notes could be delayed following commencement of a bankruptcy case, whether or when the Collateral Agent could repossess or dispose of the Collateral, or whether or to what extent Holders would be compensated for any delay in payment or loss of value of the Collateral pursuant to the requirement of "adequate protection".

        Furthermore, in the event a U.S. bankruptcy court determines the value of the Collateral (after giving effect to any prior Liens) is not sufficient to repay all amounts due on the Priority Payment Lien Obligations, the Notes and any other Pari Passu Lien Indebtedness, the Priority Payment Lien Obligations would be repaid in full prior to any payments being made on the Notes and other Pari Passu Lien Indebtedness and then the holders of the Notes and other Pari Passu Lien Indebtedness would hold secured claims to the extent of the value of the Collateral, and would hold unsecured claims with respect to any shortfall. Applicable U.S. bankruptcy laws permit the payment and/or accrual of post-petition interest, costs and attorneys' fees during a debtor's bankruptcy case only to the extent the claims are oversecured or the debtor is solvent at the time of reorganization. In addition, if the Company or the Guarantors were to become the subject of a bankruptcy case, the bankruptcy court, among other things, may avoid certain prepetition transfers made by the entity that is the subject of the bankruptcy filing, including, without limitation, transfers held to be preferences or fraudulent conveyances.

        The Company and Parent generally are not required to take any actions to perfect the security interest of the Collateral Agent in the Collateral beyond the filing of UCC financing statements, mortgages pursuant to clause (h) of the first paragraph under "—Security," control agreements pursuant to the second paragraph under "—Use and release of collateral" and filings with respect to U.S. registered intellectual property pursuant to clause (i) of the first paragraph under "—Security". To the extent the Collateral Agent does not have a perfected security interest in any Collateral, the Collateral Agent's security interest will not be enforceable against third parties.

First lien intercreditor agreement

        On the Issue Date, the Collateral Agent and the collateral agent under the Credit Agreement entered into a first lien intercreditor agreement (the "First Lien Intercreditor Agreement") that was acknowledged by the Company and the Guarantors. Following the Issue Date, additional collateral agents for the holders of other classes of Pari Passu Lien Indebtedness (other than the Notes and the Credit Agreement) may become party to the First Lien Intercreditor Agreement subject to compliance with certain procedural requirements in the First Lien Intercreditor Agreement. The Notes and other obligations secured by the Liens in favor of the Collateral Agent, the Priority Payment Lien Obligations secured by Liens in favor of the collateral agent under the Credit Agreement and the obligations in respect of any Pari Passu Lien Indebtedness secured by Liens in favor of any other collateral agent that becomes party to the First Lien Intercreditor Agreement are each referred to as a "class" of Pari Passu Lien Indebtedness in this section.

        The First Lien Intercreditor Agreement provides that, notwithstanding the date, time, method, manner or order of grant, attachment or perfection of any liens on any Collateral in which the Collateral Agent and one or more collateral agents for any class of Priority Payment Lien Obligations or Pari Passu Lien Indebtedness have perfected security interests (any such Collateral as to which the Collateral Agent and any other collateral agent have such a perfected security interest being referred to as "Shared Collateral"), the security interests of the Collateral Agent and each such other collateral agent in such Shared Collateral will rank equal in priority; provided that the Priority Payment Lien Obligations will have priority in right of payment upon a foreclosure or a bankruptcy, insolvency or similar event and will be repaid prior to the repayment of the Notes and the other Pari Passu Lien Indebtedness. With respect to each class of Pari Passu Lien Indebtedness, the collateral agent for such class shall bear the risk of any determination by a court of competent jurisdiction that (i) any Pari Passu Lien Indebtedness of such class is unenforceable under applicable law or is subordinated to any other obligations, (ii) such collateral agent does not have a valid and perfected lien on any of the Collateral securing any of the Pari Passu Lien Indebtedness of any other class and/or (iii) any third party (other than the Collateral Agent or any other collateral agent for any class of Pari Passu Lien Indebtedness, such third party is referred to herein, with respect to any Intervening Lien (as defined below) for the benefit of such third party as an "Intervening Creditor") has a lien on any Shared Collateral that is senior in priority to the lien of such collateral agent on such Shared Collateral, but junior to the lien on such Shared Collateral securing any other class of Priority Payment Lien Obligations or Pari Passu Lien Indebtedness (any such lien being referred to as an "Intervening Lien") (any condition with respect to Pari Passu Lien Indebtedness of any class being referred to as an "Impairment" with respect to such class). In furtherance of the foregoing, in the event Pari Passu Lien Indebtedness of any class shall be subject to an Impairment in the form of an Intervening Lien, the value of any Shared Collateral or proceeds that are allocated to such Intervening Creditor shall be deducted solely from the Shared Collateral or proceeds to be distributed in respect of Pari Passu Lien Indebtedness of such class.

        The First Lien Intercreditor Agreement provides that none of the Collateral Agent, the collateral agent under the Credit Agreement, any additional collateral agent for the holders of other classes of Pari Passu Lien Indebtedness or any holders of Pari Passu Lien Indebtedness shall contest or support any person in contesting in any proceeding (including a bankruptcy proceeding) the perfection, priority, validity, attachment or enforceability of a lien held by or on behalf of any other collateral agent or any holders of Pari Passu Lien Indebtedness in the Shared Collateral; provided that the foregoing shall not impair the right of any collateral agent or holder of Pari Passu Lien Indebtedness to enforce the First Lien Intercreditor Agreement. In addition, the First Lien Intercreditor Agreement provides that the Company, Parent and the Guarantors shall not, and shall not permit any Subsidiary to, grant or permit or suffer to exist any additional liens on any asset or property to secure the Priority Payment Lien Obligations or any class of Pari Passu Lien Indebtedness unless it has granted a lien on such asset or property to secure the Priority Payment Lien Obligations and each other class of Pari Passu Lien Indebtedness, as the case may be; provided that the foregoing shall not prohibit the Priority Payment Lien Obligations from being secured by any Capital Stock that does not secure Pari Passu Lien Indebtedness due to the Rule 3-16 Exception.

        If (i) an event of default under any document governing any Priority Payment Lien Obligations or Pari Passu Lien Indebtedness shall have occurred and be continuing and any of the Collateral Agent, the collateral agent for the Credit Agreement or the collateral agent for any other class of Pari Passu Lien Indebtedness or any secured party in respect of any class of Priority Payment Lien Obligations or Pari Passu Lien Indebtedness is taking action to enforce rights or exercise remedies in respect of any Shared Collateral, (ii) any distribution is made in respect of any Shared Collateral in any insolvency or liquidation proceeding of the Company or any Guarantor or (iii) the Collateral Agent, any other such collateral agent or any such secured party receives any payment with respect to any Shared Collateral pursuant to any intercreditor agreement (other than the First Lien Intercreditor Agreement), then the proceeds of any sale, collection or other liquidation of any Shared Collateral obtained by such Collateral Agent, any other such collateral agent or any such secured party in respect of any Priority Payment Lien Obligations or Pari Passu Lien Indebtedness on account of such enforcement of rights or exercise of remedies, and any such distributions or payments received by such Collateral Agent, any other such collateral agent or any such secured party in respect of any Priority Payment Lien Obligations or Pari Passu Lien Indebtedness, shall be applied as follows (w) first, to (a) the payment of all amounts owing to such collateral agent (in its capacity as such) pursuant to the terms of any document related to the Priority Payment Lien Obligations or Pari Passu Lien Indebtedness, (b) in the case of any such enforcement of rights or exercise of remedies, to the payment of all costs and expenses incurred by such collateral agent or any of its related secured parties in respect of Priority Payment Lien Obligations or Pari Passu Lien Indebtedness in connection therewith and (c) in the case of any such payment pursuant to any such intercreditor agreement, to the payment of all costs and expenses incurred by such collateral agent or any of its related secured parties in enforcing its rights thereunder to obtain such payment, (x) second, to the payment in full of any Priority Payment Lien Obligations (including any post-petition interest with respect thereto, whether or not allowable in any bankruptcy case) and the termination of any commitments thereunder, (y) third, to the payment in full of all other Pari Passu Lien Indebtedness of each class secured by a valid and perfected lien on such Shared Collateral at the time due and payable (the amounts so applied to be distributed, as among such classes of Pari Passu Lien Indebtedness, ratably in accordance with the amounts of the Pari Passu Lien Indebtedness of each such class on the date of such application), and (z) fourth after payment in full of all the Pari Passu Lien Indebtedness secured by such Shared Collateral, to the holders of junior liens on the Shared Collateral and thereafter, to the Company and the other Guarantors or their successors or assigns or as a court of competent jurisdiction may direct.

        Nothing in the First Lien Intercreditor Agreement shall affect the ability of any of the Collateral Agent, the Collateral Agent for the Credit Agreement or any other collateral agent in respect of any other class of Pari Passu Lien Indebtedness or any of the secured parties in respect of any Priority Payment Lien Obligations or Pari Passu Lien Indebtedness (i) to enforce any rights and exercise any remedies with respect to any Shared Collateral available under the documents related to such Priority Payment Lien Obligations or Pari Passu Lien Indebtedness or applicable law or (ii) to commence any action or proceeding with respect to such rights or remedies; provided that, notwithstanding the foregoing, (a) each collateral agent and its related secured parties shall remain subject to, and bound by, all covenants or agreements made in the First Lien Intercreditor Agreement, (b) each collateral agent has agreed, on behalf of itself and its related secured parties, that, prior to the commencement of any enforcement of rights or any exercise of remedies with respect to any Shared Collateral by such collateral agent or any of its related secured parties, such collateral agent or its related secured party, as the case may be, shall provide written notice thereof to each other collateral agent as far in advance of such commencement as reasonably practicable, and shall consult with each collateral agent on a regular basis in connection with such enforcement or exercise, and (c) each collateral agent agrees, on behalf of itself and its related secured parties, that such collateral agent and its related secured parties shall cooperate in a commercially reasonable manner with each other collateral agent and its related secured parties in any enforcement of rights or any exercise of remedies with respect to any Shared Collateral.

        Other than described below with respect to control agreements, with respect to any Shared Collateral on which a Lien can be perfected by the possession of such Shared Collateral, then the applicable collateral agent in respect of Priority Payment Lien Obligations or Pari Passu Lien Indebtedness that holds or controls such Shared Collateral shall also hold such Shared Collateral as gratuitous bailee and sub-agent for each other collateral agent in respect of Pari Passu Lien

Indebtedness and Priority Payment Lien Obligations. Other than described below with respect to control agreements, any such collateral agent that holds Shared Collateral as gratuitous bailee and sub-agent shall be entitled to deal with the applicable pledged Shared Collateral as if the liens thereon of the collateral agent or secured parties of any other class of Priority Payment Lien Obligations or Pari Passu Lien Indebtedness did not exist; provided that any proceeds arising from such pledged Shared Collateral shall be subject to the waterfall provisions set forth in the third paragraph of this section. Other than described below with respect to control agreements, until the payment in full of the obligations under the Credit Agreement, the collateral agent under the Credit Agreement shall hold all such Collateral which can be perfected by possession and, after the payment in full of such obligations, the collateral agent with respect to the class of Pari Passu Lien Indebtedness of the largest principal amount at such time shall hold such Collateral (and, after giving effect to any subsequent repayment of Pari Passu Lien Indebtedness, the collateral agent with respect to the class of Pari Passu Lien Indebtedness of the largest principal amount at such time shall hold such Collateral).

        The First Lien Intercreditor Agreement provides that until the Notes have been repaid in full, the Collateral Agent, subject to the terms of the First Lien Intercreditor Agreement (including, without limitation, the provisions regarding application of proceeds from Shared Collateral) will have the sole right to exercise remedies under the control agreement; provided that if the Collateral Agent receives notice from the collateral agent under the Credit Agreement that the indebtedness thereunder has been accelerated, then the Collateral Agent will be required to exercise remedies under the control agreements.

        The First Lien Intercreditor Agreement shall not limit the Company's ability to amend or refinance the Notes, Priority Payment Lien Obligations or Pari Passu Lien Indebtedness (although the Company will remain subject to the restrictions contained in the Credit Agreement, the Indenture and the documents governing any other Priority Payment Lien Obligations or Pari Passu Lien Indebtedness).

Junior lien intercreditor agreement

        Upon the issuance of the Second Lien Notes on the Issue Date, the Collateral Agent entered into the Junior Lien Intercreditor Agreement by and among the Collateral Agent, the collateral agent under the Credit Agreement and the collateral agent under such Junior Lien Obligation (as the same may be amended from time to time, the "Junior Lien Intercreditor Agreement") with respect to the Collateral. Pursuant to the terms of the Junior Lien Intercreditor Agreement, prior to the Discharge of First Lien Obligations, the First Lien Collateral Agents, acting on behalf of the First Lien Secured Parties, and subject to the First Lien Intercreditor Agreement, will determine the time and method by which the security interests in the Collateral will be enforced and will have the sole and exclusive right to manage, perform and enforce the terms of the Collateral Documents relating to the Collateral and to exercise and enforce all privileges, rights and remedies thereunder according to its direction, including to take or retake control or possession of such Collateral and to hold, prepare for sale, marshall, process, sell, lease, dispose of or liquidate such Collateral, including, without limitation, following the occurrence of a Default or Event of Default under the Indenture. The Junior Lien Collateral Agent will not be permitted to enforce the security interests even if any event of default under the document governing such Junior Lien Obligations has occurred and such Junior Lien Obligations have been accelerated except (a) in any insolvency or liquidation proceeding, solely as necessary to file a proof of claim or statement of interest with respect to the Junior Lien Obligations or (b) as necessary to take any action in order to prove, preserve, perfect or protect (but not enforce) its security interest and rights in, and the perfection and priority of its Lien on, the Collateral.

        The Junior Lien Intercreditor Agreement provides that the Junior Lien Collateral Agent, for itself and on behalf of each Junior Lien Secured Party, has agreed pursuant to the Junior Lien Intercreditor Agreement that (a) it will not (and thereby waives any right to) take any action to challenge, contest or support any other Person in contesting or challenging, directly or indirectly, in any proceeding (including any insolvency or liquidation proceeding), the validity, perfection, priority or enforceability of a Lien securing any First Lien Obligations held (or purported to be held) by or on behalf of the First Lien Collateral Agents or any of the First Lien Secured Parties or any agent or trustee therefor in any Collateral or other First Lien Collateral and (b) it will not oppose or otherwise contest (or support any other Person contesting) any request for judicial relief made in any court by the First Lien Collateral Agent or any First Lien Secured Parties relating to the lawful enforcement of any first-priority Lien on Collateral or other First Lien Collateral.

        In addition, the Junior Lien Intercreditor Agreement provides that, prior to the Discharge of First Lien Obligations, the First Lien Collateral Agent may take actions with respect to the Collateral (including the release of Collateral and the manner of realization (subject to the provisions described under "—Use and release of collateral")) without the consent of the Junior Lien Collateral Agent or other Junior Lien Secured Parties.

        The Collateral or proceeds thereof received in connection with the sale or other disposition of, or collection on, such Collateral upon the exercise of remedies will be applied to the First Lien Obligations to be distributed in accordance with the First Lien Intercreditor Agreement prior to application to any Junior Lien Obligations in such order as specified in the relevant First Lien Documents until the Discharge of First Lien Obligations has occurred.

        In addition, so long as the Discharge of First Lien Obligations has not occurred, none of the Junior Lien Collateral Agents shall acquire or hold any Lien on any assets of Parent, the Company or any Subsidiary (and neither Parent, the Company nor any Subsidiary shall grant such Lien) securing any Junior Lien Obligations that are not also subject to the first-priority Lien in respect of the First Lien Obligations under the First Lien Documents. If any Junior Lien Collateral Agent shall acquire or hold any Lien on any assets of Parent, the Company or any Subsidiary that is not also subject to the first-priority Lien in respect of the First Lien Obligations under the First Lien Documents, then such Junior Lien Collateral Agent shall, without the need for any further consent of any party and notwithstanding anything to the contrary in any other document, be deemed to also hold and have held such Lien for the benefit of the First Lien Collateral Agents as security for the First Lien Obligations (subject to the lien priority and other terms hereof).

        The Junior Lien Collateral Agents and each other Junior Lien Secured Party agree in the Junior Lien Intercreditor Agreement that any Lien purported to be granted on any Collateral as security for First Lien Obligations shall be deemed to be and shall be deemed to remain senior in all respects and prior to all Liens on the Collateral securing any Junior Lien Obligations for all purposes regardless of whether the Lien purported to be granted is found to be improperly granted, improperly perfected, preferential, a fraudulent conveyance or legally or otherwise deficient or invalid, in whole or in part, in any manner.

        If any First Lien Secured Party is required in any insolvency or liquidation proceeding or otherwise to turn over or otherwise pay to the estate of Parent, the Company or any other Guarantor (or any trustee, receiver or similar person therefor), because the payment of such amount was declared to be fraudulent or preferential in any respect or for any other reason, any amount (a "Recovery"), whether received as proceeds of security, enforcement of any right of setoff or otherwise, then as among the parties hereto, the First Lien Obligations shall be deemed to be reinstated to the extent of such Recovery and to be outstanding as if such payment had not occurred and such First Lien Secured Party shall be entitled to a reinstatement of First Lien Obligations with respect to all such recovered amounts and shall have all rights hereunder. If the Junior Lien Intercreditor Agreement shall have been terminated prior to such Recovery, the Junior Lien Intercreditor Agreement shall be reinstated in full force and effect, and such prior termination shall not diminish, release, discharge, impair or otherwise affect the obligations of the parties thereto.

        The Junior Lien Intercreditor Agreement provides that so long as the Discharge of First Lien Obligations has not occurred, whether or not any insolvency or liquidation proceeding has been commenced by or against Parent, the Company or any Subsidiary Guarantor, (i) no Junior Lien Collateral Agent nor any Junior Lien Secured Party will (x) exercise or seek to exercise any rights or remedies (including setoff or the right to credit bid debt (except under limited circumstances)) with respect to any collateral securing both the First Lien Obligations and any Junior Lien Obligations in respect of any applicable Junior Lien Obligations, or institute any action or proceeding with respect to such rights or remedies (including any action of foreclosure), (y) contest, protest or otherwise object to any foreclosure or enforcement proceeding or action brought with respect to the Collateral or any other collateral by any First Lien Collateral Agent or any First Lien Secured Party in respect of the First Lien Obligations, the exercise of any right by any First Lien Collateral Agent or any First Lien Secured Party (or any agent or sub-agent on their behalf) in respect of the First Lien Obligations under any control agreement, lockbox agreement, landlord waiver or bailee's letter or similar agreement or arrangement to which any Junior Lien Collateral Agent or any Junior Lien Secured Party either is a party or may have rights as a third-party beneficiary, or any other exercise by any such party of any rights and remedies as a secured party relating to such collateral or any other collateral under the First Lien Documents or otherwise in respect of First Lien Obligations, or (z) object to any waiver or forbearance by the First Lien Secured Parties from or in respect of bringing or pursuing any foreclosure proceeding or action or any other exercise of any rights or remedies relating to the Collateral or any other collateral in respect of First Lien Obligations and (ii) except as otherwise provided in the Junior Lien Intercreditor Agreement, the First Lien Collateral Agents and the First Lien Secured Parties shall have the sole and exclusive right to enforce rights, exercise remedies (including setoff and the right to credit bid their debt), marshal, process and make determinations regarding the release, disposition or restrictions, or waiver or forbearance of rights or remedies with respect to such collateral without any consultation with or the consent of any Junior Lien Collateral Agent or any Junior Lien Secured Party.

        In addition, the Junior Lien Collateral Agents and each other Junior Lien Secured Party agree, among other things, that if Parent, the Company or any Subsidiary Guarantor is subject to any insolvency or liquidation proceeding, and if any First Lien Collateral Agent, subject to the First Lien Intercreditor Agreement, desires to permit the use of cash collateral or to permit Parent, the Company or any Subsidiary Guarantor to obtain financing under Section 363 or Section 364 of the Bankruptcy Code or any similar provision in any Bankruptcy Law ("DIP Financing"), including if such DIP Financing is secured by Liens senior in priority to the Liens securing the Junior Lien Obligations, then the Junior Lien Collateral Agents, on behalf of themselves and each applicable Junior Lien Secured Party, agrees not to object to such use of cash collateral or DIP Financing and will not request adequate protection or any other relief in connection therewith (except to the extent permitted by the Junior Lien Intercreditor Agreement, as set forth below) and, to the extent the Liens securing the First Lien Obligations are subordinated or pari passu with such DIP Financing, will subordinate its Liens in the Collateral and any other collateral to such DIP Financing (and all obligations relating thereto) on the same basis as they are subordinated to the First Lien Obligations.

Sufficiency of collateral

        There can be no assurance that the proceeds from the sale of the Collateral in whole or in part pursuant to the Collateral Documents following an Event of Default would be sufficient to satisfy payments due on the Notes following satisfaction of the obligations. The fair market value of the Collateral is subject to fluctuations based on factors that include, among others, the condition of the ice manufacturing and distribution industry, the ability to sell the Collateral in an orderly sale, general economic conditions, the availability of buyers and similar factors. The amount to be received upon a sale of the Collateral will also be dependent on numerous factors, including, but not limited to, the actual fair market value of the Collateral at such time and the timing and the manner of the sale. By their nature, portions of the Collateral may be illiquid and may have no readily ascertainable market value. In addition, the fact that the lenders under the Priority Payment Lien Obligations will receive proceeds from enforcement of the Collateral before holders of the Notes and that other Persons may have first-priority Liens in respect of Collateral pursuant to Permitted Liens could have a material adverse effect on the amount that holders of the Notes would receive upon a sale or other disposition of the Collateral. Accordingly, there can be no assurance that the Collateral can be sold in a short period of time or in an orderly manner. If the proceeds from a sale or other disposition of the Collateral were not sufficient to repay all amounts due on the Notes, the holders of the Notes (to the extent not repaid from the proceeds of the sale of the Collateral) would have only an unsecured claim against the remaining assets of the Company and the Guarantors. See "Risk factors—Risks related to the notes—The value of the Collateral securing the notes may not be sufficient to satisfy our obligations under the notes and the other obligations secured by an equal and ratable lien on the Collateral."

        To the extent that third parties hold Liens permitted by the Collateral Documents and the Indenture, such third parties will have rights and remedies with respect to the assets subject to such Liens that, if exercised, could adversely affect the value of the Collateral or the ability of the Collateral Agent acting for the benefit of the trustee or the holders of the Notes to realize or foreclose on the Collateral. In addition, the ability of the Collateral Agent acting for the benefit of the Trustee and the holders of Notes to realize on the Collateral may be subject to certain bankruptcy law limitations in the event of a bankruptcy. See "—Certain covenants—Certain limitations on the collateral".

Further assurances; after-acquired collateral

        Subject to the limitations described above, the Collateral Documents and the Indenture provide that the Company and the Subsidiary Guarantors shall, at their expense, duly execute and deliver, or cause to be duly executed and delivered, such further agreements, documents and instruments, and do or cause to be done such further acts as may be necessary or proper, or which the Collateral Agent may reasonably request, to evidence, perfect, maintain and enforce the first-priority lien in the Collateral granted to the Collateral Agent and the priority thereof and benefits intended to be conferred as contemplated by, and to otherwise effectuate the provisions or purposes of, the Indenture and the Collateral Documents.

        Upon the acquisition by the Company or any Guarantor after the Issue Date of (1) any after-acquired assets, including, but not limited to, any after-acquired Material Real Property or any equipment or fixtures which constitute accretions, additions or technological upgrades to the equipment or fixtures or any working capital assets that, in any such case, form part of the Collateral, or (2) any replacement assets in compliance with the covenant described below under "—Certain covenants—Limitation on sales of assets and subsidiary stock," the Company or such Guarantor shall execute and deliver, (i) with regard to any Material Real Property, such items reasonably requested by the Collateral Agent within 90 days of the date of acquisition, and (ii) to the extent required by the Collateral Documents, any information, documentation, financing statements or other certificates and opinions of counsel as may be necessary to vest in the Collateral Agent a perfected security interest, subject only to Permitted Liens, in such after-acquired property (other than Excluded Property) and to have such after-acquired property added to the Collateral, and thereupon all provisions of the Indenture, the Collateral Documents, the First Lien Intercreditor Agreement and the Junior Lien Intercreditor Agreement relating to the Collateral shall be deemed to relate to such after-acquired property to the same extent and with the same force and effect.

Change of control

        Upon the occurrence of any of the following events (each a "Change of Control"), each Holder shall have the right to require that the Company repurchase such Holder's Notes at a purchase price in cash equal to 101% of the principal amount thereof on the date of purchase plus accrued and unpaid interest, if any, to the date of purchase (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date):

          (1)   any "person" (as such term is used in Sections 13(d) and 14(d) of the Exchange Act) is or becomes the beneficial owner (as defined in Rules 13d-3 and 13d-5 under the Exchange Act, except that for purposes of this clause (1) such person shall be deemed to have "beneficial ownership" of all shares that any such person has the right to acquire, whether such right is exercisable immediately or only after the passage of time), directly or indirectly, of more than 50% of the total voting power of the Voting Stock of Parent; provided, however, that for the purposes of this clause (1), such other person shall be deemed to beneficially own any Voting Stock of a Person held by any other Person (the "parent entity"), if such other person is the beneficial owner (as defined above in this clause (1)), directly or indirectly, of more than 50% of the voting power of the Voting Stock of such parent entity;

          (2)   individuals who on the Issue Date constituted the Board of Directors of the Company or the Board of Directors of Parent (the "Parent Board") (together with any new directors whose election by such Board of Directors of the Company or Parent Board or whose nomination for election by the shareholders of the Company or Parent, as the case may be, was approved by a vote of a majority of the directors of the Company or Parent, as the case may be, then still in office who were either directors on the Issue Date or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of the Board of Directors of the Company or the Parent Board then in office;

          (3)   the adoption of a plan relating to the liquidation or dissolution of the Company or Parent; or

          (4)   the failure at any time by Parent to beneficially own (as defined in Rules 13d-3 and 13d-5 under the Exchange Act), directly or indirectly, 100% of the Voting Stock of the Company (except to the extent Parent is merged with and into the Company in accordance with the terms of the Indenture).

        Within 30 days following any Change of Control, we will mail a notice to each Holder with a copy to the Trustee (the "Change of Control Offer") stating:

          (1)   that a Change of Control has occurred and that such Holder has the right to require us to purchase such Holder's Notes at a purchase price in cash equal to 101% of the principal amount thereof on the date of purchase, plus accrued and unpaid interest, if any, to the date of purchase (subject to the right of Holders of record on the relevant record date to receive interest on the relevant interest payment date);

          (2)   the circumstances and relevant facts regarding such Change of Control;

          (3)   the purchase date (which shall be no earlier than 30 days nor later than 60 days from the date such notice is mailed); and

          (4)   the instructions, as determined by us, consistent with the covenant described hereunder, that a Holder must follow in order to have its Notes purchased.

        We will not be required to make a Change of Control Offer following a Change of Control if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the Indenture applicable to a Change of Control Offer made by us and purchases all Notes validly tendered and not withdrawn under such Change of Control Offer. Additionally, we will not be required to make a Change of Control Offer or purchase the Notes as described under this caption to the extent that we have mailed a notice to exercise our right to redeem Notes pursuant to the provisions described under "—Optional redemption" at any time prior to the time by which consummation of a Change of Control Offer is required.

        We will comply, to the extent applicable, with the requirements of Section 14(e) of the Exchange Act and any other securities laws or regulations in connection with the repurchase of Notes as a result of a Change of Control. To the extent that the provisions of any securities laws or regulations conflict with the provisions of the covenant described hereunder, we will comply with the applicable securities laws and regulations and shall not be deemed to have breached our obligations under the covenant described hereunder by virtue of our compliance with such securities laws or regulations.

        The Change of Control purchase feature of the Notes may in certain circumstances make more difficult or discourage a sale or takeover of the Company and Parent and, thus, the removal of incumbent management. The Change of Control purchase feature is a result of negotiations between the Company and the Initial Purchasers. The Company does not have the present intention to engage in a transaction involving a Change of Control, although it is possible that we or they could decide to do so in the future. Subject to the limitations discussed below, we or Parent could, in the future, enter into certain transactions, including acquisitions, refinancings or other recapitalizations, that would not constitute a Change of Control under the Indenture, but that could increase the amount of indebtedness outstanding at such time or otherwise affect our capital structure or credit ratings. Restrictions on our ability to Incur additional Indebtedness are contained in the covenants described under "—Certain covenants—Limitation on indebtedness". Such restrictions can only be waived with the consent of the holders of a majority in principal amount of the Notes then outstanding. Except for the limitations contained in such covenants, however, the Indenture does not contain any covenants or provisions that may afford holders of the Notes protection in the event of a highly leveraged transaction.

        Future indebtedness that we may incur may contain prohibitions on the occurrence of certain events that would constitute a Change of Control or require the repurchase of such Indebtedness upon a Change of Control. Moreover, the exercise by the holders of their right to require us to repurchase the Notes could cause a default under such Indebtedness, even if the Change of Control itself does not, due to the financial effect of such repurchase on us. Finally, our ability to pay cash to the holders of Notes following the occurrence of a Change of Control may be limited by our then existing financial resources. There can be no assurance that we would be able to repurchase any Notes upon a Change of Control.

        The definition of "Change of Control" includes a sale of all or substantially all of the assets of the Company or Parent to any Person. Although there is a limited body of case law interpreting the phrase "substantially all", there is no precise established definition of the phrase under applicable law. Accordingly, in certain circumstances there may be a degree of uncertainty as to whether a particular transaction would involve a disposition of "all or substantially all" of the assets of the Company or Parent. As a result, it may be unclear as to whether a Change of Control has occurred and whether a holder of Notes may require the Company to make an offer to repurchase the Notes as described above.

        The provisions under the Indenture relative to our obligation to make an offer to repurchase the Notes as a result of a Change of Control may be waived or modified with the written consent of the holders of a majority in principal amount of the Notes.

Certain covenants

        The Indenture contains covenants, including, among others, the following:

Limitation on indebtedness

        (a)   The Company will not, and will not permit any of its Restricted Subsidiaries to, Incur, directly or indirectly, any Indebtedness; provided, however, that the Company and the Subsidiary Guarantors will be entitled to Incur Indebtedness (including Indebtedness Incurred under a Credit Agreement) if, on the date of such Incurrence and after giving effect thereto on a pro forma basis, the Consolidated Coverage Ratio of the Company exceeds 2 to 1.

        (b)   Notwithstanding the foregoing paragraph (a), the Company and its Restricted Subsidiaries will be entitled to Incur any or all of the following Indebtedness:

          (1)   (i) Indebtedness Incurred by the Company or any Subsidiary Guarantor pursuant to the Credit Agreement; provided, however, that, immediately after giving effect to any such Incurrence, the aggregate principal amount of all Indebtedness Incurred under this clause (1) and clause (14) of this covenant and then outstanding does not exceed $50.0 million less the aggregate sum of all principal payments actually made from time to time with respect to such Indebtedness pursuant to a prepayment of Indebtedness and permanent reduction in the commitments under the Credit Agreement under the covenant described under "—Limitation on sales of assets and subsidiary stock", and (ii) Indebtedness represented by Hedging Obligations entered into in the ordinary course of business with Persons who were lenders under the Credit Agreement or their Affiliates at the time such Hedging Obligations were entered into and Cash Management Obligations;

          (2)   Indebtedness Incurred by the Company or any Subsidiary Guarantor representing reimbursement obligations in respect of letters of credit in an aggregate principal amount outstanding not to exceed $15.0 million;

          (3)   Indebtedness owed to and held by the Company or any of its Restricted Subsidiaries; provided, however, that (A) any subsequent issuance or transfer of any Capital Stock which results in any such Restricted Subsidiary ceasing to be a Restricted Subsidiary or any subsequent transfer of such Indebtedness (other than to the Company or a Restricted Subsidiary of the Company) shall be deemed, in each case, to constitute the Incurrence of such Indebtedness by the obligor thereon, (B) if the Company is the obligor on such Indebtedness, such Indebtedness is expressly subordinated to the prior payment in full in cash of all obligations with respect to the Notes and (C) if a Subsidiary Guarantor is the obligor on such Indebtedness, such Indebtedness is expressly subordinated to the prior payment in full in cash of all obligations of such obligor with respect to its Subsidiary Guaranty;

          (4)   the Notes and the Exchange Notes in an aggregate principal amount up to $300 million and all Subsidiary Guarantees thereof;

          (5)   Indebtedness of the Company and its Subsidiaries outstanding on the Issue Date (other than Indebtedness described in clause (1), (2), (3) or (4) of this covenant);

          (6)   Indebtedness of a Restricted Subsidiary of the Company Incurred and outstanding on or prior to the date on which such Subsidiary became a Restricted Subsidiary of the Company or was acquired by the Company or a Restricted Subsidiary of the Company (other than Indebtedness Incurred in connection with, or to provide all or any portion of the funds or credit support utilized to consummate, the transaction or series of related transactions pursuant to which such Subsidiary became a Subsidiary or was acquired by the Company or a Restricted Subsidiary of the Company); provided, however, that on the date of such acquisition and after giving pro forma effect thereto, either (a) the Company would have been able to Incur at least $1.00 of additional Indebtedness pursuant to paragraph (a) of this covenant or (b) the Consolidated Coverage Ratio would be equal to or greater than the Consolidated Coverage Ratio immediately prior to such acquisition;

          (7)   Refinancing Indebtedness in respect of Indebtedness Incurred pursuant to paragraph (a) or pursuant to clause (4), (5), (6), (15) or this clause (7); provided, however, that to the extent such Refinancing Indebtedness directly or indirectly Refinances Indebtedness of a Subsidiary Incurred pursuant to clause (6), such Refinancing Indebtedness shall be Incurred only by such Subsidiary;

          (8)   Hedging Obligations entered into in the ordinary course of business to purchase any raw material or other commodity or to hedge risks or reduce costs with respect to the interest rate, currency, commodity or weather exposure of the Company or any Restricted Subsidiary of the Company and not for speculative purposes;

          (9)   (x) obligations in respect of performance bonds, bankers' acceptances, workers' compensation claims, surety, bid or appeal bonds, completion guarantees and payment obligations in connection with self-insurance or similar obligations provided by the Company or any Restricted Subsidiary of the Company in the ordinary course of business and (y) obligations owed to (including in respect of letters of credit for the benefit of) any Person in connection with workers' compensation, health, disability or other employee benefits or property, casualty or liability insurance provided by such Person to the Company or any Restricted Subsidiary of the Company pursuant to reimbursement or indemnification obligations to such Person, in each case, Incurred in the ordinary course of business;

          (10) Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument drawn against insufficient funds in the ordinary course of business; provided, however, that such Indebtedness is extinguished within five Business Days of its Incurrence;

          (11) Indebtedness consisting of any Guarantee by the Company or a Subsidiary Guarantor of Indebtedness Incurred pursuant to paragraph (a) or pursuant to clause (1), (2), (3), (4), (5), (8), (9), (10), (15) or pursuant to clause (7) to the extent the Refinancing Indebtedness Incurred thereunder directly or indirectly Refinances Indebtedness Incurred pursuant to paragraph (a) or pursuant to clause (4) or (5);

          (12) Indebtedness (including Capital Lease Obligations) Incurred by the Company or any of its Restricted Subsidiaries to finance the purchase, lease or improvement of property (real or personal) or equipment (whether through the direct purchase of assets or the Capital Stock of any Person owning such assets) within 180 days of such purchase, lease or improvement, and any Refinancing Indebtedness Incurred to Refinance such Indebtedness, in an aggregate principal amount which, when added together with the amount of Indebtedness Incurred pursuant to this clause (12) and then outstanding, does not exceed $10.0 million;

          (13) Indebtedness of Foreign Subsidiaries in an aggregate principal amount which, when taken together with all other Indebtedness of Foreign Subsidiaries Incurred pursuant to this clause (13) and then outstanding, does not exceed $5.0 million;

          (14) Non-Recourse Securitization Entity Indebtedness Incurred by a Securitization Entity in connection with a Qualified Securitization Transaction; provided, however, that at the time of such Incurrence, the Company or any Restricted Subsidiary of the Company would have been able to Incur the same amount of Indebtedness pursuant to clause (1) above;

          (15) Indebtedness Incurred by the Company, the proceeds of which are used to repay, refinance, repurchase, redeem, defease or retire (substantially concurrently with such Incurrence), or which is issued in exchange for, Parent's 10 1/2% Senior Discount Notes due 2012 in an amount not to exceed the aggregate principal amount of Parent's 10 1/2% Senior Discount Notes due 2012 repaid, refinanced, repurchased, redeemed, defeased, retired or exchanged, as applicable, plus any fees, expenses or premiums associated therewith; and

          (16) Indebtedness of the Company or of any of its Restricted Subsidiaries in an aggregate principal amount which, when taken together with all other Indebtedness of the Company and its Restricted Subsidiaries outstanding on the date of such Incurrence (other than Indebtedness permitted by clauses (1) through (15) above or paragraph (a)) does not exceed $25.0 million.

        (c)   Notwithstanding the foregoing, neither the Company nor any Subsidiary Guarantor will be entitled to incur any Indebtedness pursuant to the foregoing paragraph (b) if the proceeds thereof are used, directly or indirectly, to Refinance any Subordinated Obligations of the Company or any Subsidiary Guarantor unless such Indebtedness shall be subordinated to the Notes or the applicable Subsidiary Guaranty to at least the same extent as such Subordinated Obligations.

        (d)   For purposes of determining compliance with this covenant:

          (1)   in the event that an item of Indebtedness (or any portion thereof) meets the criteria of more than one of the types of Indebtedness described above, the Company, in its sole discretion, will classify such item of Indebtedness (or any portion thereof) at the time of Incurrence and will only be required to include the amount and type of such Indebtedness in one of the above clauses;

          (2)   the Company will be entitled to divide and classify an item of Indebtedness in more than one of the types of Indebtedness described above; and

          (3)   following the date of its Incurrence, any Indebtedness originally classified as Incurred pursuant to one of the clauses in paragraph (b) above (other than pursuant to clause (1) or (4) of paragraph (b) above) may later be reclassified by the Company such that it will be deemed as having been Incurred pursuant to paragraph (a) or another clause in paragraph (b) above, as applicable, to the extent that such reclassified Indebtedness could be Incurred pursuant to such new paragraph or clause at the time of such reclassification.

        (e)   For purposes of determining compliance with any U.S. dollar denominated restriction on the Incurrence of Indebtedness where the Indebtedness Incurred is denominated in a different currency, the amount of such Indebtedness will be the U.S. Dollar Equivalent determined on the date of the Incurrence of such Indebtedness; provided, however, that if any such Indebtedness denominated in a different currency is subject to a Currency Agreement with respect to U.S. dollars covering all principal, premium, if any, and interest payable on such Indebtedness, the amount of such Indebtedness expressed in U.S. dollars will be as provided in such Currency Agreement. The principal amount of any Refinancing Indebtedness being Refinanced will be the U.S. Dollar Equivalent of the Indebtedness Refinanced, except to the extent that (1) such U.S. Dollar Equivalent was determined based on a Currency Agreement, in which case the Refinancing Indebtedness will be determined in accordance with the preceding sentence, and (2) the principal amount of the Refinancing Indebtedness exceeds the principal amount of the Indebtedness being Refinanced, in which case the U.S. Dollar Equivalent of such excess will be determined on the date such Refinancing Indebtedness is Incurred.

Limitation on restricted payments

        (a)   The Company will not, and will not permit any of its Restricted Subsidiaries, directly or indirectly, to make a Restricted Payment if at the time the Company or such Restricted Subsidiary makes such Restricted Payment:

          (1)   a Default shall have occurred and be continuing (or would result therefrom);

          (2)   after giving effect to such Restricted Payment, on a pro forma basis, the First Lien Leverage Ratio would exceed 3.50 to 1.0; or

          (3)   the aggregate amount of such Restricted Payment and all other Restricted Payments since the Issue Date would exceed the sum of (without duplication):

            (A)  50% of the Consolidated Net Income accrued during the period (treated as one accounting period) from April 1, 2010 to the end of the most recent fiscal quarter prior to the date of such Restricted Payment for which internal financial statements are then available (or, in case such Consolidated Net Income shall be a deficit, minus 100% of such deficit); plus

            (B)  100% of the aggregate Net Cash Proceeds received by the Company from the issuance or sale of its Capital Stock (other than Disqualified Stock) subsequent to April 1, 2010 (other than an issuance or sale to a Subsidiary of the Company and other than an issuance or sale to an employee stock ownership plan or to a trust established by the Company or any of its Subsidiaries for the benefit of their employees) and 100% of any cash capital contribution received by the Company from its shareholders subsequent to April 1, 2010; plus

            (C)  the amount by which Indebtedness of the Company or any of its Restricted Subsidiaries is reduced on the Company's balance sheet upon the conversion or exchange subsequent to April 1, 2010 of any Indebtedness of the Company or any of its Restricted Subsidiaries convertible or exchangeable for Capital Stock (other than Disqualified Stock) of the Company (less the amount of any cash, or the fair value of any other property, distributed by the Company upon such conversion or exchange); provided, however, that the foregoing amount shall not exceed the Net Cash Proceeds received by the Company or any such Restricted Subsidiary from the sale of such Indebtedness (excluding Net Cash Proceeds from sales to a Subsidiary of the Company or to an employee stock ownership plan or to a trust established by the Company or any of its Subsidiaries for the benefit of their employees); plus

            (D)  an amount equal to the sum of (x) the net reduction in the Investments (other than Permitted Investments) made by the Company or any of its Restricted Subsidiaries in any Person resulting from repurchases, repayments or redemptions of such Investments by such Person, proceeds realized on the sale of such Investment and proceeds representing the return of capital (excluding dividends and distributions), in each case received by the Company or any of its Restricted Subsidiaries, and (y) to the extent such Person is an Unrestricted Subsidiary, the portion (proportionate to the Company's equity interest in such Subsidiary) of the Fair Market Value of the net assets of such Unrestricted Subsidiary at the time such Unrestricted Subsidiary is designated a Restricted Subsidiary of the Company; provided, however, that the foregoing sum shall not exceed, in the case of any such Person or Unrestricted Subsidiary, the amount of Investments (excluding Permitted Investments) previously made (and treated as a Restricted Payment) by the Company or any Restricted Subsidiary of the Company in such Person or Unrestricted Subsidiary.

        (b)   The preceding provisions will not prohibit:

          (1)   any Restricted Payment made out of the Net Cash Proceeds of the substantially concurrent sale of, or made by exchange for, Capital Stock of the Company (other than Disqualified Stock and other than Capital Stock issued or sold to a Subsidiary of the Company or an employee stock ownership plan or to a trust established by the Company or any of its Subsidiaries for the benefit of their employees) subsequent to April 1, 2010 or a substantially concurrent cash capital contribution received by the Company from its shareholders subsequent to April 1, 2010; provided, however, that (A) such Restricted Payment shall be excluded in the calculation of the amount of Restricted Payments and (B) the Net Cash Proceeds from such sale or such cash capital contribution (to the extent so used for such Restricted Payment) shall be excluded from the calculation of amounts under clause (3)(B) of paragraph (a) above;

          (2)   any purchase, repurchase, redemption, defeasance or other acquisition or retirement for value of (i) Subordinated Obligations, (ii) unsecured Indebtedness or (iii) Junior Lien Obligations, in each case, of the Company or any Subsidiary Guarantor made by exchange for, or out of the proceeds of the substantially concurrent sale of, Subordinated Obligations, unsecured Indebtedness or Junior Lien Obligations, as the case may be, of such Person or any Subsidiary Guarantor which is permitted to be Incurred pursuant to the covenant described under "—Limitation on indebtedness"; provided, however, that such purchase, repurchase, redemption, defeasance or other acquisition or retirement for value shall be excluded in the calculation of the amount of Restricted Payments;

          (3)   dividends paid within 60 days after the date of declaration thereof if at such date of declaration such dividend would have complied with this covenant; provided, however, that at the time of payment of such dividend, no other Default shall have occurred and be continuing (or result therefrom); provided further, however, that such dividend shall be included in the calculation of the amount of Restricted Payments;

          (4)   so long as no Default has occurred and is continuing, the purchase, redemption or other acquisition or retirement for value of shares of Capital Stock of the Company or any of its Subsidiaries from employees, former employees, directors or former directors of the Company or any of its Subsidiaries (or permitted transferees of such employees, former employees, directors or former directors), pursuant to the terms of the agreements (including employment agreements) or plans (or amendments thereto) approved by the Board of Directors of the Company under which such individuals purchase or sell or are granted the option to purchase or sell, shares of such Capital Stock; provided, however, that (i) the aggregate amount of such purchases, redemptions and other acquisitions and retirements (excluding amounts representing cancellation of Indebtedness) shall not exceed $2.0 million in any calendar year and (ii) any Restricted Payments permitted (but not made) pursuant to this clause (b)(4) in any one calendar year may be carried forward to any succeeding calendar year but that the aggregate amount of all Restricted Payments made pursuant to this clause (b)(4) shall not exceed $5.0 million in any calendar year; provided further, however, that such repurchases and other acquisitions shall be excluded in the calculation of the amount of Restricted Payments;

          (5)   declarations and payments of dividends on Disqualified Stock issued pursuant to the covenant described under "—Limitation on indebtedness"; provided, however, that such dividends shall be excluded in the calculation of the amount of Restricted Payments;

          (6)   repurchases of Capital Stock deemed to occur upon exercise of stock options if such Capital Stock represents a portion of the exercise price of such options; provided, however, that such Restricted Payments shall be excluded in the calculation of the amount of Restricted Payments;

          (7)   payments of intercompany subordinated Indebtedness, the Incurrence of which was permitted under clause (2) of paragraph (b) of the covenant described under "—Limitation on indebtedness"; provided further, however, that such payments shall be excluded in the calculation of the amount of Restricted Payments;

          (8)   dividends and other payments to Parent to be used by Parent solely to pay its franchise taxes and other fees required to maintain its corporate existence and to pay for general corporate and overhead expenses (including salaries and other compensation of the employees) incurred by Parent in the ordinary course of its business and legal fees and expenses incurred in connation with the pending Department of Justice investigation of Parent and its subsidiaries and the defense of litigation related thereto; provided, however, that such dividends and other payments shall not exceed $1.0 million in any calendar year; provided further, however, that such dividends and other payments shall be excluded in the calculation of the amount of Restricted Payments;

          (9)   any payment by the Company to Parent pursuant to any Tax Sharing Arrangement in effect as of the Issue Date, as such Tax Sharing Arrangement may be modified or amended from time to time; provided, however, that the amount of any such payment shall not exceed the amount of taxes that the Company would have been liable for on a stand alone basis on a consolidated tax return with its Subsidiaries; provided further, however, that such payment shall be excluded in the calculation of the amount of Restricted Payments;

          (10) in the event of a Change of Control, and if no Default shall have occurred and be continuing, the payment, purchase, redemption, defeasance or other acquisition or retirement of Subordinated Obligations, unsecured Indebtedness or Junior Lien Obligations, in each case, of the Company or any Subsidiary Guarantor, in each case, at a purchase price not greater than 101% of the principal amount of such Indebtedness, plus any accrued and unpaid interest thereon; provided, however, that prior to such payment, purchase, redemption, defeasance or other acquisition or retirement, the Company (or a third party to the extent permitted by the Indenture) has made a Change of Control Offer with respect to the Notes as a result of such Change of Control and has repurchased all Notes validly tendered and not withdrawn in connection with such Change of Control Offer; provided further, however, that such repurchase and other acquisitions shall be included in the calculation of the amount of Restricted Payments;

          (11) in the event of an Asset Disposition that requires the Company to offer to repurchase Notes pursuant to the covenant described under "—Limitation on sales of assets and subsidiary stock", and if no Default shall have occurred and be continuing, the payment, purchase, redemption, defeasance or other acquisition or retirement of Subordinated Obligations, unsecured Indebtedness or Junior Lien Obligations, of the Company or any Subsidiary Guarantor, in each case, at a purchase price not greater than 100% of the principal amount (or, if such Subordinated Obligations were issued with original issue discount, 100% of the accreted value) of such Subordinated Obligations, plus any accrued and unpaid interest thereon; provided, however, that (A) prior to such payment, purchase, redemption, defeasance or other acquisition or retirement, the Company has made an offer with respect to the Notes pursuant to the provisions of the covenant described under "—Limitation on sales of assets and subsidiary stock" and has repurchased all Notes validly tendered and not withdrawn in connection with such offer and (B) the aggregate amount of all such payments, purchases, redemptions, defeasances or other acquisitions or retirements of all such Subordinated Obligations may not exceed the amount of Net Available Cash remaining after the Company has complied with the requirement to make an Asset Disposition Offer under paragraph (a) of the covenant described under "—Limitation on sales of assets and subsidiary stock"; provided further, however, that such repurchases and other acquisitions shall be included in the calculation of the amount of Restricted Payments;

          (12) cash payments in lieu of the issuance of fractional shares in connection with the exercise of warrants, options or other securities convertible into or exchangeable for Capital Stock of the Company; provided, however, that any such cash payment shall not be for the purpose of evading the limitation of the covenant described under this subheading (as determined in good faith by the Board of Directors of the Company); provided further, however, that such payments shall be excluded in the calculation of the amount of Restricted Payments;

          (13) dividends in an aggregate amount per annum not to exceed 6% of the aggregate Net Cash Proceeds received by the Company in connection with any Public Equity Offerings occurring after the Issue Date; provided, however, that at the time of each such Restricted Payment, no Default shall have occurred or be continuing;

          (14) dividends to Parent (i) in an amount to pay interest, when due, on Parent's 10 1/2% Senior Discount Notes due 2012 and (ii) to repay, redeem or retire Parent's 10 1/2% Senior Discount Notes due 2012 with the proceeds of Indebtedness Incurred pursuant to clause (15) of the covenant described under "Limitation on indebtedness;" provided however that such Restricted Payments shall be excluded in the calculation of the amount of Restricted Payments;

          (15) the purchase, repurchase, redemption, defeasance or other acquisition or retirement for value of up to $25 million aggregate principal amount of (i) unsecured Indebtedness or (ii) Junior Lien Obligations, in each case, of the Company or any Subsidiary Guarantor, so long as the First Lien Leverage Ratio after giving effect to such purchase, repurchase, redemption, defeasance or other acquisition or retirement for value is less than or equal to 2.5 to 1.0 (which amount shall increase to $50 million for so long as the First Lien Leverage Ratio after giving effect to such purchase, repurchase, redemption, defeasance or other acquisition or retirement for value is less than or equal to 2.0 to 1.0); and

          (16) Restricted Payments in an amount which, when taken together with all Restricted Payments made pursuant to this clause (16), does not exceed $25.0 million; provided, however, that (A) at the time of each such Restricted Payment, no Default shall have occurred and be continuing (or result therefrom) and (B) such Restricted Payments shall be excluded in the calculation of the amount of Restricted Payments.

Limitation on restrictions on distributions from restricted subsidiaries

        The Company will not, and will not permit any Restricted Subsidiary of the Company to, create or otherwise cause or permit to exist or become effective any consensual encumbrance or restriction on the ability of any Restricted Subsidiary of the Company to (a) pay dividends or make any other distributions on its Capital Stock to the Company or a Restricted Subsidiary of the Company or pay any Indebtedness owed to the Company, (b) make any loans or advances to the Company or (c) transfer any of its property or assets to the Company, except:

          (1)   with respect to clauses (a), (b) and (c),

              (i)  any encumbrance or restriction pursuant to an agreement in effect at or entered into on the Issue Date, including the Credit Agreement;

             (ii)  any encumbrance or restriction contained in the terms of any Credit Agreement if (x) either (i) the encumbrance or restriction applies only in the event of and during the continuance of a payment default or a default with respect to a financial covenant contained in such Indebtedness or agreement or (ii) the Company determines at the time any such Indebtedness is Incurred (and at the time of any modification of the terms of any such encumbrance or restriction) that any such encumbrance or restriction will not materially affect the Company's ability to make principal or interest payments on the Notes or (y) the encumbrance or restriction is not materially more disadvantageous to the holders of the Notes than is customary in comparable financings or agreements (as determined by the Company in good faith);

            (iii)  any encumbrance or restriction with respect to a Restricted Subsidiary of the Company pursuant to an agreement relating to any Indebtedness Incurred by such Restricted Subsidiary on or prior to the date on which such Restricted Subsidiary became a Restricted Subsidiary or was acquired by the Company (other than Indebtedness Incurred as consideration in, or to provide all or any portion of the funds or credit support utilized to consummate, the transaction or series of related transactions pursuant to which such Restricted Subsidiary became a Restricted Subsidiary or was acquired by the Company) and outstanding on such date;

            (iv)  any encumbrance or restriction pursuant to an agreement effecting a Refinancing (in whole or in part) of Indebtedness Incurred pursuant to an agreement referred to in clause (i), (ii) or (iii) of clause (1) of this covenant or this clause (iv) or contained in any amendment to an agreement referred to in clause (i), (ii) or (iii) of clause (1) of this covenant or this clause (iv); provided, however, that the encumbrances and restrictions with respect to such

    Restricted Subsidiary contained in any such refinancing agreement or amendment, taken as a whole, are no less favorable to the Noteholders than encumbrances and restrictions with respect to such Restricted Subsidiary contained in such predecessor agreements;

             (v)  any encumbrance or restriction with respect to a Restricted Subsidiary of the Company imposed pursuant to an agreement entered into for the sale or disposition of all or substantially all the Capital Stock or any assets of such Restricted Subsidiary pending the closing of such sale or disposition;

            (vi)  any encumbrance or restriction existing under applicable law, rule, regulation or order;

           (vii)  restrictions on cash or other deposits or net worth requirements imposed by customers under contracts entered into in the ordinary course of business;

          (viii)  protective Liens filed in connection with Sale/Leaseback Transactions permitted under the Indenture;

            (ix)  customary restrictions on the assignment or transfer of any property that is subject to a license or similar contract; and

             (x)  any encumbrance or restriction existing under Non-Recourse Securitization Entity Indebtedness or other contractual requirements of a Securitization Entity in connection with a Qualified Securitization Transaction; provided, however, that such restrictions apply only to such Securitization Entity;

          (2)   with respect to clause (c) only,

            (A)  any encumbrance or restriction consisting of customary nonassignment provisions in leases governing leasehold interests to the extent such provisions restrict the transfer or assignment of the lease or the property leased thereunder;

            (B)  any encumbrance or restriction contained in security agreements or other documentation governing secured Indebtedness of a Restricted Subsidiary of the Company to the extent such encumbrance or restriction restricts the transfer of the property securing such Indebtedness; and

            (C)  customary provisions restricting the disposition or distribution of assets or property to each holder of Capital Stock of a joint venture contained in any constitutional documents of such joint venture or any joint venture agreement, shareholders agreement or similar agreement which restriction is limited to the assets or property of such joint venture.

Limitation on sales of assets and subsidiary stock

        (a)   The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, consummate any Asset Disposition unless:

          (1)   the Company or such Restricted Subsidiary receives consideration at the time of such Asset Disposition at least equal to the Fair Market Value (including as to the value of all non-cash consideration) of the shares and assets subject to such Asset Disposition; and

          (2)   at least 75% of the consideration thereof received by the Company or such Restricted Subsidiary is in the form of cash or cash equivalents; provided, however, that this clause (a)(2) shall not apply to any Asset Disposition in exchange for assets of a similar nature and to be used by the Company or a Restricted Subsidiary of the Company in a Related Business, or a combination of such assets and cash or cash equivalents, in each case having a Fair Market Value comparable to the Fair Market Value of the assets disposed of by the Company or a Restricted Subsidiary of the Company.

        Any Net Available Cash received by the Company or any Restricted Subsidiary from any Asset Disposition shall be applied at the Company's election:

          (w)  in the case of any Asset Disposition by a Non-Guarantor Subsidiary, to repay Indebtedness of a Non-Guarantor Subsidiary,

          (x)   to reinvest in or acquire assets (including Capital Stock or other securities purchased in connection with the acquisition of Capital Stock or property of another Person that is or becomes a Restricted Subsidiary of the Company or that would constitute a Permitted Investment under clause (1) of the definition thereof) used or useful in a Related Business; provided that to the extent the assets subject to such Asset Disposition were Collateral, such newly acquired assets shall also be Collateral; or

          (y)   to repay or redeem Priority Payment Lien Obligations; provided that if the Priority Payment Lien Obligations so repaid, prepaid, purchased, redeemed or acquired, is under a revolving credit facility, the Company shall effect a permanent reduction in the availability thereunder in an amount equal to the aggregate principal amount of Priority Payment Lien Obligations under such revolving credit facility so repaid, prepaid, purchased, redeemed or acquired.

        All Net Available Cash that is not applied or invested (or committed pursuant to a written agreement to be applied or invested) as provided in subclause (w), (x) or (y) of the preceding paragraph within 365 days after receipt (or in the case of any amount committed to be so applied or reinvested, which are not actually so applied or reinvested within 180 days following such 365 day period) will be deemed to constitute "Excess Proceeds." When the aggregate amount of Excess Proceeds exceeds $10.0 million, the Company will be required to make an offer ("Asset Disposition Offer") to all Holders in an amount equal to the Notes First Lien Percentage (determined with respect to any Net Available Cash from any Asset Disposition included in such Excess Proceeds at the time of such Asset Disposition) of such Excess Proceeds to purchase the maximum principal amount of the Notes (on a pro rata basis) that may be purchased out of the Notes First Lien Percentage of such Excess Proceeds, at an offer price in cash equal to 100% of the principal amount of the Notes, plus accrued and unpaid interest and additional interest, if any, thereon to, but excluding, the date of purchase (subject to the rights of Holders of record on any record date to receive payments of interest on the related interest payment date), in accordance with the procedures set forth in the Indenture in integral multiples of $1,000 (except that no Note will be purchased in part if the remaining principal amount would be less than $2,000). To the extent that the aggregate amount of Notes so validly tendered and not properly withdrawn pursuant to an Asset Disposition Offer is less than the Notes First Lien Percentage of such Excess Proceeds, the Company may use any remaining portion of such Excess Proceeds that is not applied to purchase Notes ("Unutilized Excess Proceeds") for general corporate purposes, the repayment of Indebtedness or as otherwise required pursuant to its other contractual requirements, subject to the other covenants contained in the Indenture. If the aggregate principal amount of Notes surrendered by Holders exceeds the Notes First Lien Percentage of such Excess Proceeds, the Notes to be purchased shall be selected on a pro rata basis on the basis of the aggregate principal amount of tendered Notes. Upon completion of such Asset Disposition Offer, the amount of Excess Proceeds shall be reset at zero. For the avoidance of doubt, the Company shall be permitted to apply Net Available Cash from any Asset Disposition (other than the Notes First Lien Percentage thereof) to repay, prepay, redeem, purchase or otherwise acquire Pari Passu Lien Indebtedness or Priority Payment Lien Obligations at any time; provided that any such Pari Passu Lien Indebtedness or Priority Payment Lien Obligations shall be cancelled by the Company and deemed no longer outstanding; provided, further, that if the Pari Passu Lien Indebtedness or Priority Payment Lien

Obligations so repaid, prepaid, purchased, redeemed or acquired, is under a revolving credit facility, the Company shall effect a permanent reduction in the availability thereunder in an amount equal to the aggregate principal amount of Pari Passu Lien Indebtedness or Priority Payment Lien Obligations under such revolving credit facility so repaid, prepaid, purchased, redeemed or acquired.

        The Asset Disposition Offer will remain open for a period of 20 Business Days following its commencement, except to the extent that a longer period is required by applicable law (the "Asset Disposition Offer Period"). No later than five Business Days after the termination of the Asset Disposition Offer Period (the "Asset Disposition Purchase Date"), the Company will purchase the principal amount of Notes required to be purchased pursuant to this covenant (the "Asset Disposition Offer Amount") or, if less than the Asset Disposition Offer Amount has been so validly tendered and not properly withdrawn, all Notes validly tendered in response to the Asset Disposition Offer.

        If the Asset Disposition Purchase Date is on or after an interest record date and on or before the related interest payment date, any accrued and unpaid interest will be paid on such Asset Disposition Purchase Date to the Person in whose name a Notes is registered at the close of business on such record date, and no additional interest will be payable to Holders who tender Notes pursuant to the Asset Disposition Offer.

        On or before the Asset Disposition Purchase Date, the Company will, to the extent lawful, accept for payment, on a pro rata basis to the extent necessary, the Asset Disposition Offer Amount of Notes or portions of Notes validly tendered and not properly withdrawn pursuant to the Asset Disposition Offer, or if less than the Asset Disposition Offer Amount has been validly tendered and not properly withdrawn, all Notes validly tendered and not properly withdrawn, in each case in denominations of $1,000 (except that no Note will be purchased in part if the remaining principal amount would be less than $2,000). The Company or the Trustee, as the case may be, will promptly (but in any case not later than five Business Days after termination of the Asset Disposition Offer Period) mail or deliver to each tendering Holder of Notes an amount equal to the purchase price of the Notes validly tendered and not properly withdrawn by such holder and accepted by the Company for purchase, and the Company will promptly issue a new Note, and the Trustee, upon delivery of an Officers' Certificate from the Company, will authenticate and mail or deliver such new Note to such Holder, in a principal amount equal to any unpurchased portion of the Note surrendered; provided that each such new Note will be in a principal amount of $2,000 or an integral multiple of $1,000 in excess thereof. Any Note not so accepted will be promptly mailed or delivered by the Company to the Holder thereof.

        (b)   For the purposes of clause (a)(2) of this covenant, the following are deemed to be cash or cash equivalents:

          (1)   the assumption of Indebtedness of the Company (other than obligations in respect of Disqualified Stock of the Company) or any Restricted Subsidiary of the Company and the release of the Company or such Restricted Subsidiary from all liability on such Indebtedness in connection with such Asset Disposition; and

          (2)   securities received by the Company or any Restricted Subsidiary of the Company from the transferee that are converted within 90 days by the Company or such Restricted Subsidiary into cash, to the extent of cash received in that conversion.

        (c)   The Company will comply, to the extent applicable, with the requirements of Section 14(e) of the Exchange Act and any other securities laws or regulations in connection with the repurchase of Notes pursuant to this covenant. To the extent that the provisions of any securities laws or regulations conflict with provisions of this covenant, the Company will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under this covenant by virtue of its compliance with such securities laws or regulations.

Limitation on affiliate transactions

        (a)   The Company will not, and will not permit any Restricted Subsidiary of the Company to, enter into any transaction (including the purchase, sale, lease or exchange of any property, employee compensation arrangements or the rendering of any service) with, or for the benefit of, any Affiliate of the Company (an "Affiliate Transaction") unless:

          (1)   the terms of the Affiliate Transaction are no less favorable to the Company or such Restricted Subsidiary than those that could be obtained at the time of the Affiliate Transaction in arm's-length dealings with a Person who is not an Affiliate;

          (2)   if such Affiliate Transaction involves an amount in excess of $2.0 million, the terms of the Affiliate Transaction are set forth in writing and a majority of the directors of the Company disinterested with respect to such Affiliate Transaction shall have determined in good faith that the criteria set forth in clause (1) are satisfied and shall have approved the relevant Affiliate Transaction as evidenced by a resolution of the Board of Directors; and

          (3)   if such Affiliate Transaction involves an amount in excess of $10.0 million, the Board of Directors of the Company shall also have received a written opinion from an Independent Qualified Party to the effect that such Affiliate Transaction is fair, from a financial standpoint, to the Company and its Restricted Subsidiaries or is not less favorable to the Company and its Restricted Subsidiaries than could reasonably be expected to be obtained at the time in an arm's-length transaction with a Person who was not an Affiliate.

        (b)   The provisions of the preceding paragraph (a) will not prohibit:

          (1)   any Investment (other than a Permitted Investment) or other Restricted Payment, in each case permitted to be made pursuant to the covenant described under "—Limitation on restricted payments";

          (2)   any issuance of securities, or other payments, awards or grants in cash, securities or otherwise pursuant to, or the funding of, employment arrangements, stock options and stock ownership plans approved by the Board of Directors of the Company;

          (3)   loans or advances to officers, employees and directors in the ordinary course of business of the Company or its Restricted Subsidiaries, but in any event not to exceed $3.0 million in the aggregate outstanding at any one time;

          (4)   reasonable fees and compensation paid to, and indemnity provided for the benefit of, officers, directors, employees or consultants of the Company or any Restricted Subsidiary of the Company as determined in good faith by the Company's Board of Directors;

          (5)   any transaction with a Restricted Subsidiary of the Company or joint venture or similar entity which would constitute an Affiliate Transaction solely because the Company or a Restricted Subsidiary of the Company owns an equity interest in or otherwise controls such Restricted Subsidiary, joint venture or similar entity;

          (6)   the issuance or sale of any Capital Stock (other than Disqualified Stock) of the Company;

          (7)   any agreement or arrangement as in effect on the Issue Date and described in the Offering Memorandum (including any Tax Sharing Arrangement) or any renewals or extensions of any such agreement (so long as such renewals or extensions are not less favorable to the Company or its Restricted Subsidiaries) and the transactions evidenced thereby;

          (8)   any merger of the Company with an Affiliate of the Company solely for the purpose and with the sole effect of reincorporating the Company in another jurisdiction;

          (9)   transactions with customers, clients, suppliers, joint venture partners or purchasers or sellers of goods or services, in each case, in the ordinary course of business, including pursuant to joint venture agreements, and otherwise in compliance with the terms of the Indenture which are fair to the Company and its Restricted Subsidiaries, in the reasonable determination of the Board of Directors of the Company or the senior management thereof, or are on terms at least as favorable as might reasonably have been obtained at such time in arm's-length dealings with a Person who is not an Affiliate;

          (10) transactions effected as part of a Qualified Securitization Transaction; and

          (11) any transaction constituting part of the Transactions.

Limitation on line of business

        The Company will not, and will not permit any of its Restricted Subsidiaries to, engage in any business other than a Related Business.

Limitation on liens

        The Company will not and will not permit its Restricted Subsidiaries to, directly or indirectly, Incur or permit to exist any Lien of any nature whatsoever on any of their respective properties (including Capital Stock), whether owned at the Issue Date or thereafter acquired, securing any Indebtedness, other than Permitted Liens. Additionally, the Company will not, and will not permit any of its Restricted Subsidiaries to, incur or suffer to exist any Lien (the "Initial Lien") on any Excluded Property to secure any Priority Payment Lien Obligations or Pari Passu Lien Indebtedness (other than on cash collateral for (x) letters of credit in an amount not to exceed $15.0 million and (y) Hedging Obligations entered into in the ordinary course of business in an aggregate amount not to exceed $5.0 million), unless the Company or such Restricted Subsidiary concurrently grants a Lien to the Collateral Agent to secure the Notes ranking pari passu with such Lien securing such Priority Payment Lien Obligations or Pari Passu Lien Indebtedness, as applicable; provided however, that any such Lien on Excluded Property created to secure the Notes pursuant to this sentence shall provide by its terms that upon the release and discharge of the Initial Lien on such Excluded Property by the collateral agent for the Priority Payment Lien Obligations or Pari Passu Lien Indebtedness secured by such Initial Lien, the Lien on such Excluded Property securing the Notes shall be automatically and unconditionally released and discharged and the Company may take any action necessary to effectuate such release or discharge.

Limitation on the sale or issuance of capital stock of restricted subsidiaries

        The Company

          (1)   will not, and will not permit any Restricted Subsidiary (other than a Securitization Entity) to, sell, lease, transfer or otherwise dispose of (other than the granting of any Lien permitted under the terms of the Indenture) any Capital Stock of any Restricted Subsidiary to any Person (other than the Company or a Wholly Owned Subsidiary or, if necessary, shares of its Capital Stock constituting directors' or other legally required qualifying shares), and

          (2)   will not permit any Restricted Subsidiary (other than a Securitization Entity) to issue any of its Capital Stock (other than, if necessary, shares of its Capital Stock constituting directors' or other legally required qualifying shares) to any Person (other than to the Company or a Wholly Owned Subsidiary), unless

          (A)  immediately after giving effect to such issuance, sale or other disposition, neither the Company nor any of its Subsidiaries owns any Capital Stock of such Restricted Subsidiary; or

          (B)  immediately after giving effect to such issuance, sale or other disposition, such Restricted Subsidiary would no longer constitute a Restricted Subsidiary and any Investment in such Person remaining after giving effect thereto is treated as a new Investment by the Company and such Investment would be permitted to be made under the covenant described under "—Limitation on restricted payments" if made on the date of such issuance, sale or other disposition.

Merger and consolidation

        (a)   The Company will not consolidate with or merge with or into, or convey, transfer or lease, in one transaction or a series of transactions, directly or indirectly, all or substantially all its assets (determined on a consolidated basis for the Company and its Restricted Subsidiaries) to, any Person, unless:

          (1)   the resulting, surviving or transferee Person (the "Successor Company") shall be a Person organized and existing under the laws of the United States of America, any State thereof or the District of Columbia and the Successor Company (if not the Company) shall expressly assume, by an indenture supplemental thereto, executed and delivered to the Trustee, in form satisfactory to the Trustee, all the obligations of the Company under the Notes and the Indenture;

          (2)   immediately after giving pro forma effect to such transaction (and treating any Indebtedness which becomes an obligation of the Successor Company or any Subsidiary as a result of such transaction as having been Incurred by such Successor Company or such Subsidiary at the time of such transaction), no Default shall have occurred and be continuing;

          (3)   immediately after giving pro forma effect to such transaction, either (x) the Successor Company would be able to Incur an additional $1.00 of Indebtedness pursuant to the applicable clause of paragraph (a) of the covenant described under "—Limitation on indebtedness" or (y) the Consolidated Coverage Ratio would be equal to or greater than the Consolidated Coverage Ratio immediately prior to such transaction;

          (4)   the Company shall have delivered to the Trustee an Officers' Certificate and an Opinion of Counsel, each stating that such consolidation, merger or transfer and such supplemental indenture (if any) comply with the Indenture;

          (5)   the Successor Company causes such amendments, supplements or other instruments to be executed, delivered, filed and recorded, as applicable, in such jurisdictions as may be required by applicable law to preserve and protect the Liens created by the Collateral Documents on the Collateral owned by or transferred to the Successor Company;

          (6)   the Collateral owned by or transferred to the Successor Company shall (a) constitute Collateral under the Indenture and the Collateral Documents, (b) be subject to the Lien in favor of the Collateral Agent for the benefit of the Trustee and the Holders of the Notes, and (c) not be subject to any Liens other than Permitted Liens; and

          (7)   the property and assets of the Person which is merged or consolidated with or into the Successor Company, to the extent that they are property or assets of the types which would constitute Collateral under the Collateral Documents, shall be treated as after-acquired property and the Successor Company shall take such action as may be reasonably necessary to cause such property and assets to be made subject to the Lien of the Collateral Documents in the manner and to the extent required in the Indenture.

provided, however, (A) that the foregoing will not prohibit a Restricted Subsidiary of the Company from merging into or transferring all or part of its properties and assets to the Company or another Restricted Subsidiary of the Company and (B) clause (3) will not be applicable to the Company merging with an Affiliate of the Company solely for the purpose and with the sole effect of reincorporating the Company in another jurisdiction.

        For purposes of this covenant, the sale, lease, conveyance, assignment, transfer or other disposition of all or substantially all of the properties and assets of one or more Subsidiaries of the Company, which properties and assets, if held by the Company instead of such Subsidiaries, would constitute all or substantially all of the properties and assets of the Company on a consolidated basis, shall be deemed to be the transfer of all or substantially all of the properties and assets of the Company.

        (b)   The Successor Company will be the successor to the Company and shall succeed to, and be substituted for, and may exercise every right and power of, the Company under the Indenture, and the predecessor Company, except in the case of a lease, shall be released from the obligation to pay the principal of and interest on the Notes.

        The Company will not permit any Subsidiary Guarantor to consolidate with or merge with or into, or convey, transfer or lease, in one transaction or a series of transactions, all or substantially all of its assets to, any Person (other than the Company or another Subsidiary Guarantor) unless:

          (1)   except in the case of a Subsidiary Guarantor (x) that has been disposed of in its entirety to another Person (other than to the Company or an Affiliate of the Company), whether through a merger, consolidation or sale of Capital Stock or assets, or (y) that, as a result of the disposition of all or a portion of its Capital Stock, ceases to be a Subsidiary, in both cases, if in connection therewith the Company provides an Officers' Certificate to the Trustee to the effect that the Company will comply with its obligations under the covenant described under "—Limitation on sales of assets and subsidiary stock" in respect of such disposition, the Successor Company (if not such Subsidiary) shall be a Person organized and existing under the laws of the jurisdiction under which such Subsidiary was organized or under the laws of the United States of America, or any State thereof or the District of Columbia, and, if not a Subsidiary Guarantor, such Person shall expressly assume, by a Guaranty Agreement, in a form satisfactory to the Trustee, all the obligations of such Subsidiary, if any, under its Subsidiary Guaranty;

          (2)   immediately after giving effect to such transaction or transactions on a pro forma basis (and treating any Indebtedness which becomes an obligation of the resulting, surviving or transferee Person as a result of such transaction as having been issued by such Person at the time of such transaction), no Default shall have occurred and be continuing;

          (3)   the Company delivers to the Trustee an Officers' Certificate and an Opinion of Counsel, each stating that such consolidation, merger or transfer and such Guaranty Agreement, if any, comply with the Indenture;

          (4)   the Successor Company causes such amendments, supplements or other instruments to be executed, delivered, filed and recorded, as applicable, in such jurisdictions as may be required by applicable law to preserve and protect the Liens created by the Collateral Documents on the Collateral owned by or transferred to the Successor Company;

          (5)   the Collateral owned by or transferred to the Successor Company shall (a) constitute Collateral under the Indenture and the Collateral Documents, (b) be subject to the Lien in favor of the Collateral Agent for the benefit of the Trustee and the Holders of the Notes, and (c) not be subject to any Liens other than Permitted Liens; and

          (6)   the property and assets of the Person which is merged or consolidated with or into such Successor Company, to the extent that they are property or assets of the types which would constitute Collateral under the Collateral Documents, shall be treated as after-acquired property and such Person shall take such action as may be reasonably necessary to cause such property and assets to be made subject to the Lien of the Collateral Documents in the manner and to the extent required in the Indenture.

        (c)   Pursuant to the Indenture, Parent covenants not to merge with or into, or convey, transfer or lease, in one transaction or a series of transactions, all or substantially all of its assets to, any Person unless:

          (1)   the Successor Company (if not Parent) shall be a Person organized and existing under the laws of the jurisdiction under which Parent was organized or under the laws of the United States of America, or any State thereof or the District of Columbia, and such Person shall expressly assume all the obligations of Parent, if any, under the Parent Guaranty;

          (2)   immediately after giving effect to such transaction or transactions on a pro forma basis (and treating any Indebtedness which becomes an obligation of the resulting, surviving or transferee Person as a result of such transaction as having been issued by such Person at the time of such transaction), no Default shall have occurred and be continuing;

          (3)   the Company delivers to the Trustee an Officers' Certificate and an Opinion of Counsel, each stating that such consolidation, merger or transfer and such Guaranty Agreement, if any, complies with the Indenture;

          (4)   the Successor Company causes such amendments, supplements or other instruments to be executed, delivered, filed and recorded, as applicable, in such jurisdictions as may be required by applicable law to preserve and protect the Liens created by the Collateral Documents on the Collateral owned by or transferred to the Successor Company;

          (5)   the Collateral owned by or transferred to the Successor Company shall (a) constitute Collateral under the Indenture and the Collateral Documents, (b) be subject to the Lien in favor of the Collateral Agent for the benefit of the Trustee and the Holders of the Notes, and (c) not be subject to any Liens other than Permitted Liens; and

          (6)   the property and assets of the Person which is merged or consolidated with or into such Successor Company, to the extent that they are property or assets of the types which would constitute Collateral under the Collateral Documents, shall be treated as after-acquired property and such Person shall take such action as may be reasonably necessary to cause such property and assets to be made subject to the Lien of the Collateral Documents in the manner and to the extent required in the Indenture.

Additional subsidiary guarantees; further assurances; insurance

        If after the Issue Date the Company or any of its Restricted Subsidiaries acquires or creates another wholly-owned Restricted Subsidiary (other than a Foreign Subsidiary or Securitization Entity), then that Restricted Subsidiary will become a Subsidiary Guarantor and (A) execute a supplemental indenture and a joinder agreement to the Collateral Documents (or any additional security documents) in form and substance reasonably satisfactory to the Trustee providing that such Subsidiary shall become a Subsidiary Guarantor under the Indenture and a party as grantor to the Collateral Documents, (B) deliver an opinion of counsel satisfactory to the Trustee, in each case, within 5 Business Days of the date on which it was acquired or created and (C) take all actions required by the Collateral Documents to perfect the Liens created thereunder.

        The Company and each Subsidiary Guarantor will do or cause to be done all acts and things which may be required, or which the Trustee from time to time may reasonably request, to assure and confirm that the Collateral Agent holds, for the benefit of the holders of the Notes, duly created, enforceable and perfected first-priority Liens (subject to Permitted Liens) upon all property, whether real, personal (including after-acquired personal property) or mixed, of the Company and the Guarantors.

        Upon request of the Trustee at any time and from time to time, the Company and each Subsidiary Guarantor will promptly execute, acknowledge and deliver such security documents, instruments, certificates, notices and other documents and take such other actions as shall be required or which the Trustee may reasonably request to grant, perfect or maintain the priority of (subject to Permitted Liens) the Liens and benefits intended to be conferred as contemplated by the Collateral Documents for the benefit of the holders of the Notes.

        The Company and the Subsidiary Guarantors will maintain with financially sound and reputable insurance companies, insurance on their property and assets (including the Collateral) in at least such amounts, with such deductibles and against at least such risks as is customary for companies of the same or similar size engaged in the same or similar businesses as those of the Company and the Subsidiary Guarantors and furnish to the Trustee, upon written request, full information as to its property and liability insurance carriers. The Trustee will be named as an additional insured on all liability insurance policies of the Company and their Restricted Subsidiaries and the Trustee will be named as loss payee on all property and casualty insurance policies of each such Person.

Reporting requirements

        Notwithstanding that the Company may not be subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act, the Company will file with the SEC (to the extent the SEC will accept such filings) and provide the Trustee and Noteholders with such annual reports and such information, documents and other reports as are specified in Sections 13 and 15(d) of the Exchange Act and applicable to a U.S. corporation subject to such Sections, such information, documents and other reports to be so filed and provided at the times specified for the filings of such information, documents and reports under such Sections; provided, however, that so long as Parent is a Guarantor of the Notes and complies with the requirements of Rule 3-10 of Regulation S-X promulgated by the SEC (or any successor provision), the reports, information and other documents required to be filed and provided as described hereunder may, at the Company's option, be filed by and be those of Parent rather than the Company. The Company agrees that it will not take any action for the purpose of causing the SEC not to accept any such filings. If, notwithstanding the foregoing, the SEC will not accept the Company's filings for any reason, the Company will post the reports, information and documents referred to in this paragraph on its website within the time periods that would apply if the Company were required to file those reports with the SEC.

        At any time that any of the Company's Subsidiaries are Unrestricted Subsidiaries, then the quarterly and annual financial information required by the preceding paragraph will include a reasonably detailed presentation, either on the face of the financial statements or in the footnotes thereto, and in "Management discussion and analysis", of the financial condition and results of operations of the Company and its Restricted Subsidiaries separate from the financial condition and results of operations of the Unrestricted Subsidiaries of the Company.

        In addition, the Company will furnish to the Holders of the Notes and to prospective investors, upon the requests of such Holders, any information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act so long as the Notes are not freely transferable under the Securities Act.

Defaults

        Each of the following is an Event of Default:

          (1)   a default in the payment of interest on the Notes when due, continued for 30 days;

          (2)   a default in the payment of principal of any Note when due at its Stated Maturity, upon optional redemption, upon required purchase, upon declaration of acceleration or otherwise;

          (3)   the failure by the Company, Parent or any Subsidiary Guarantor to comply with its obligations under "—Certain covenants—Merger and consolidation" above;

          (4)   the failure by the Company or any Subsidiary Guarantor to comply for 30 days after notice with any of its obligations in the covenants described above under "—Change of control" (other than a failure to purchase Notes) or under "—Certain covenants" under "—Limitation on indebtedness", "—Limitation on liens", "—Limitation on restricted payments", "—Limitation on restrictions on distributions from restricted subsidiaries", "—Limitation on sales of assets and subsidiary stock" (other than a failure to purchase Notes), "—Limitation on affiliate transactions", "—Limitation on line of business", "—Limitation on the sale or issuance of capital stock of restricted subsidiaries", "—Reporting requirements," "—Additional subsidiary guarantees; further assurances; insurance";

          (5)   the failure by the Company or any Subsidiary Guarantor to comply for 60 days after notice with its other agreements contained in the Indenture or the Collateral Documents;

          (6)   Indebtedness of the Company or any Significant Subsidiary is not paid within any applicable grace period after final maturity or is accelerated by the holders thereof because of a default and the total amount of such Indebtedness unpaid or accelerated exceeds $10.0 million (the "cross acceleration provision");

          (7)   certain events of bankruptcy, insolvency or reorganization of Parent, the Company or any Significant Subsidiary (the "bankruptcy provisions");

          (8)   any judgment or decree for the payment of money in excess of $10.0 million (excluding the amount of any insurance proceeds or indemnification claims available to the obligor from insurance carriers and indemnitors who in the reasonable judgment of the Board of Directors of the Company are creditworthy and who have acknowledged their liability with respect thereto) is entered against the Company or any Significant Subsidiary, remains outstanding for a period of 60 consecutive days following such judgment and is not paid, discharged, waived or stayed (the "judgment default provision");

          (9)   any Subsidiary Guaranty of a Significant Subsidiary or group of Restricted Subsidiaries that taken together as of the latest audited consolidated financial statements for the Company and their Restricted Subsidiaries would constitute a Significant Subsidiary ceases to be in full force and effect (other than in accordance with the terms of the Parent Guaranty or such Subsidiary Guaranty) and such default continues for five Business Days or any Subsidiary Guarantor denies or disaffirms its obligations under its Subsidiary Guaranty; or

          (10) with respect to any Collateral having a fair market value in excess of $5.0 million individually or in the aggregate, the applicable Collateral Document or Collateral Documents, in each case, of Parent, the Company or a Significant Subsidiary or group of Restricted Subsidiaries that taken together as of the latest audited consolidated financial statements for the Company and their Restricted Subsidiaries would constitute a Significant Subsidiary ceases to be in full force and effect (except as contemplated by the terms of the Indenture and the Guarantees) or is declared null and void in a judicial proceeding or Parent, the Company or any Subsidiary Guarantor that is a Significant Subsidiary or group of Subsidiary Guarantors that taken together as of the latest audited consolidated financial statements of Parent, the Company and their Restricted Subsidiaries would constitute a Significant Subsidiary denies or disaffirms its obligations under the Indenture, its Guarantee or any Collateral Document; and

          (11) with respect to any Collateral having a fair market value in excess of $5.0 million individually or in the aggregate, (A) the failure of the security interest with respect to such Collateral under the Collateral Documents, at any time, to be in full force and effect for any reason other than in accordance with their terms and the terms of the Indenture and other than the satisfaction in full of all obligations under the Indenture and discharge of the Indenture if such failure continues for 60 days or (B) the assertion by Parent, the Company or any Subsidiary Guarantor, in any pleading in any court of competent jurisdiction, that any such security interest is invalid or unenforceable, except in each case for the failure or loss of perfection resulting from the failure of the Trustee to make filings, renewals and continuations (or other equivalent filings) which are required to be made or the failure of the Trustee to maintain possession of certificates actually delivered to it representing securities pledged under the Collateral Documents.

        However, a default under clause (4) or (5) will not constitute an Event of Default until the Trustee or the holders of 25% in principal amount of the outstanding Notes notify the Company of the default and the Company does not cure such default within the time specified after receipt of such notice.

        If an Event of Default (other than an Event of Default under clause (7) above with respect to the Company) occurs and is continuing, the Trustee or the holders of at least 25% in principal amount of the outstanding Notes may declare the principal of, premium, if any, and accrued but unpaid interest on all the Notes to be due and payable. Upon such a declaration, such principal, premium, if any, and interest shall be due and payable immediately. Under certain circumstances, the holders of a majority in principal amount of the outstanding Notes may rescind any such acceleration with respect to the Notes and its consequences. In case an Event of Default under clause (7) above shall occur with respect to the Company, the principal, premium, if any and interest amount with respect to all of the notes shall be due and payable immediately without any declaration or other act on the part of the trustee or the holders of the Notes.

        Notwithstanding the foregoing, the Indenture provides that, to the extent elected by the Company, the sole remedy for an Event of Default relating to the failure to comply with the reporting obligations in the Indenture, which are described under "—Certain covenants—Reporting requirements", will, for the 365 days after the occurrence of such an Event of Default, consist exclusively of the right to receive additional interest on the Notes at an annual rate equal to 0.50% of the principal amount of the Notes. This additional interest will be payable in the same manner and on the same dates as the stated interest payable on the Notes. The additional interest will accrue on all out-standing Notes from, and including, the date on which an Event of Default relating to a failure to comply with the reporting obligations in the Indenture first occurs to, but not including, the 365th day thereafter (or such earlier date on which the Event of Default relating to the reporting obligations shall have been cured or waived). On such 365th day (or earlier, if an Event of Default relating to the reporting obligations is cured or waived prior to such 365th day), such additional interest will cease to accrue and the Notes will be subject to acceleration as provided above. If the Company does not elect to pay additional interest during the continuance of such an Event of Default, as applicable, in accordance with this paragraph, or if such Event of Default is continuing on such 365th day, the Notes will be subject to acceleration as provided above.

        Subject to the provisions of the Indenture relating to the duties of the Trustee, in case an Event of Default occurs and is continuing, the Trustee will be under no obligation to exercise any of the rights or powers under the Indenture at the request or direction of any of the holders of the Notes unless such holders have offered to the Trustee reasonable indemnity or security against any loss, liability or expense. Except to enforce the right to receive payment of principal, premium (if any) or interest when due, no holder of a Note may pursue any remedy with respect to the Indenture or the Notes unless:

          (1)   such holder has previously given the Trustee notice that an Event of Default is continuing;

          (2)   holders of at least 25% in principal amount of the outstanding Notes have requested the Trustee to pursue the remedy;

          (3)   such holders have offered the Trustee reasonable security or indemnity against any loss, liability or expense;

          (4)   the Trustee has not complied with such request within 60 days after the receipt thereof and the offer of security or indemnity; and

          (5)   holders of a majority in principal amount of the outstanding Notes have not given the Trustee a direction inconsistent with such request within such 60-day period.

        Subject to certain restrictions, the holders of a majority in principal amount of the outstanding Notes are given the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or of exercising any trust or power conferred on the Trustee. The Trustee, however, may refuse to follow any direction that conflicts with law or the Indenture or that the Trustee determines is unduly prejudicial to the rights of any other holder of a Note or that would involve the Trustee in personal liability.

        If a Default occurs, is continuing and is known to the Trustee, the Trustee must mail to each holder of the Notes notice of the Default within 90 days after it occurs. Except in the case of a Default in the payment of principal of or interest on any Note, the Trustee may withhold notice if and so long as a committee of its Trust Officers determines that withholding notice is not opposed to the interest of the holders of the Notes. In addition, we are required to deliver to the Trustee, within 120 days after the end of each fiscal year, a certificate indicating whether the signers thereof know of any Default that occurred during the previous year. We are required to deliver to the Trustee, within 30 days after the occurrence thereof, written notice of any event which would constitute certain Defaults, their status and what action we are taking or propose to take in respect thereof.

Amendments and waivers

        Subject to certain exceptions, the Indenture, the Collateral Documents, the First Lien Intercreditor Agreement and the Junior Lien Intercreditor Agreement may be amended with the consent of the holders of a majority in principal amount of the Notes then outstanding (including consents obtained in connection with a tender offer or exchange for the Notes) and any past default or compliance with any provisions may also be waived with the consent of the holders of a majority in principal amount of the Notes then outstanding. However, without the consent of each holder of an outstanding Note affected thereby, an amendment or waiver may not, among other things:

          (1)   reduce the principal amount of Notes whose holders must consent to an amendment;

          (2)   reduce the rate of or extend the time for payment of interest on any Note;

          (3)   reduce the principal amount or change the Stated Maturity of any Note;

          (4)   change the provisions applicable to the redemption of any Note as described under "—Optional redemption" above;

          (5)   make any Note payable in money other than that stated in the Note;

          (6)   impair the right of any holder of the Notes to receive payment of principal of and interest on such holder's Notes on or after the due dates therefor or to institute suit for the enforcement of any payment on or with respect to such holder's Notes;

          (7)   make any change in the amendment provisions which require each holder's consent or in the waiver provisions;

          (8)   make any change in the ranking or priority of any Note that would adversely affect the Noteholders; or

          (9)   make any change in or release (other than in accordance with the Indenture) any Subsidiary Guaranty that would adversely affect the Noteholders.

        Notwithstanding the foregoing, (x) in addition to the release of Collateral expressly permitted by the Indenture, the Collateral Documents, the First Lien Intercreditor Agreement and the Junior Lien Intercreditor Agreement, all or any portion of the Collateral may be released under the Indenture, the Collateral Documents, the First Lien Intercreditor Agreement and the Junior Lien Intercreditor Agreement as to the Notes, (y) any Subsidiary Guarantor may be released from its obligations under its Subsidiary Guaranty and (z) the First Lien Intercreditor Agreement and the Junior Lien Intercreditor Agreement may be amended in a manner adverse to the Holders, in each case, with the consent of the holders of at least 66 2/3% in principal amount of Notes then outstanding.

        Notwithstanding the preceding, without the consent of any holder of the Notes, Parent, the Company, the Subsidiary Guarantors and Trustee may amend the Indenture, the Collateral Documents, the First Lien Intercreditor Agreement and the Junior Lien Intercreditor Agreement:

          (1)   to cure any ambiguity, omission, defect or inconsistency;

          (2)   to provide for the assumption by a successor corporation of the obligations of the Company, Parent or any Subsidiary Guarantor under the Indenture;

          (3)   to provide for uncertificated Notes in addition to or in place of certificated Notes (provided that the uncertificated Notes are issued in registered form for purposes of Section 163(f) of the Code, or in a manner such that the uncertificated Notes are described in Section 163(f)(2)(B) of the Code);

          (4)   to add Guarantees with respect to the Notes or to add additional assets that secure the Notes, including any Subsidiary Guaranty;

          (5)   to add to the covenants of the Company, Parent or any Subsidiary Guarantor for the benefit of the holders of the Notes or to surrender any right or power conferred upon the Company, Parent or any Subsidiary Guarantor;

          (6)   to make any change that does not adversely affect the rights of any holder of the Notes;

          (7)   to comply with any requirement of the SEC in connection with the qualification of the Indenture under the Trust Indenture Act;

          (8)   to make any amendment to the provisions of the Indenture relating to the form, authentication, transfer and legending of Notes; provided, however, that (a) compliance with the Indenture as so amended would not result in Notes being transferred in violation of the Securities Act or any other applicable securities law and (b) such amendment does not materially affect the rights of Holders to transfer Notes;

          (9)   release Liens in favor of the Collateral Agent in the Collateral as provided under "—Use and release of collateral", or otherwise in accordance with the terms of the Indenture and the Collateral Documents;

          (10) provide for the appointment of a successor trustee; provided that the successor trustee is otherwise qualified and eligible to act as such under the terms of the Indenture; or

          (11) conform the text of the Indenture, the Notes, the Guarantees, the Collateral Documents, the First Lien Intercreditor Agreement or the Junior Lien Intercreditor Agreement to any provision of this "Description of the first lien notes" to the extent that such provision in this "Description of the first lien notes" is intended to be a verbatim recitation of a provision of the Indenture, the Notes, the Guarantees, the Collateral Documents, the First Lien Intercreditor Agreement or the Junior Lien Intercreditor Agreement.

        The consent of the holders of the Notes is not necessary under the Indenture to approve the particular form of any proposed amendment. It is sufficient if such consent approves the substance of the proposed amendment.

        After an amendment under the Indenture, any Collateral Document, the First Lien Intercreditor Agreement or the Junior Lien Intercreditor Agreement becomes effective, we are required to mail to holders of the Notes a notice briefly describing such amendment. However, the failure to give such notice to all holders of the Notes, or any defect therein, will not impair or affect the validity of the amendment.

Transfer

        The Notes are in registered form and will be transferable only upon the surrender of the Notes being transferred for registration of transfer. We may require payment of a sum sufficient to cover any tax, assessment or other governmental charge payable in connection with certain transfers and exchanges.

Defeasance

        At any time, we may terminate all our obligations under the Notes and the Indenture ("legal defeasance"), except for certain obligations, including those respecting the defeasance trust and obligations to register the transfer or exchange of the Notes, to replace mutilated, destroyed, lost or stolen Notes and to maintain a registrar and paying agent in respect of the Notes.

        In addition, at any time we may terminate our obligations under "—Change of control" and under the covenants described under "—Certain covenants" (other than the covenant described under "—Merger and consolidation"), the operation of the cross acceleration provision, the bankruptcy provisions with respect to the Significant Subsidiaries and the judgment default provision described under "—Defaults" above and the limitations contained in clause (3) of the first paragraph (a) under "—Certain covenants—Merger and consolidation" above ("covenant defeasance").

        We may exercise our legal defeasance option notwithstanding our prior exercise of our covenant defeasance option. If we exercise our legal defeasance option, payment of the Notes may not be accelerated because of an Event of Default with respect thereto. If we exercise our covenant defeasance option, payment of the Notes may not be accelerated because of an Event of Default specified in clause (4), (6), (7) (with respect only to Significant Subsidiaries) or (8) under "—Defaults" above or because of the failure of the Company to comply with clause (3) of the first paragraph (a) under "—Certain covenants—Merger and consolidation" above. If we exercise our legal defeasance option or our covenant defeasance option, Parent and each Subsidiary Guarantor will be released from all of its obligations with respect to the Parent Guaranty or its Subsidiary Guaranty, as the case may be and the Collateral will be released.

        In order to exercise either of our defeasance options, we must irrevocably deposit in trust (the "defeasance trust") with the Trustee money or U.S. Government Obligations for the payment of the principal amount and interest on the Notes to redemption or maturity, as the case may be, and must comply with certain other conditions, including delivery to the Trustee of an Opinion of Counsel to the effect that holders of the Notes will not recognize income, gain or loss for Federal income tax purposes as a result of such deposit and defeasance and will be subject to Federal income tax on the same amounts and in the same manner and at the same times as would have been the case if such deposit and defeasance had not occurred (and, in the case of legal defeasance only, such Opinion of Counsel must be based on a ruling of the Internal Revenue Service or other change in applicable Federal income tax law).

Satisfaction and discharge

        When we (1) deliver to the Trustee all outstanding Notes for cancellation or (2) all outstanding Notes have become due and payable, whether at maturity or on a redemption date as a result of the mailing of notice of redemption, or (3) all outstanding Notes will become due and payable within one year or are to be called for redemption within one year under arrangements reasonably satisfactory to the Trustee and, in the case of clauses (2) and (3), we irrevocably deposit with the Trustee funds sufficient to pay at maturity or upon redemption all outstanding Notes, including interest thereon to maturity or such redemption date, and if in any case we pay all other sums payable hereunder by us, then the Indenture shall, subject to certain exceptions, cease to be of further effect.

Concerning the trustee

        Wells Fargo Bank, National Association is the Trustee under the Indenture. We have appointed Wells Fargo Bank, National Association as Registrar and Paying Agent with regard to the Notes.

        The Indenture contains certain limitations on the rights of the Trustee, should it become a creditor of the Company, to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The Trustee is permitted to engage in other transactions; provided, however, if it acquires any conflicting interest it must either eliminate such conflict within 90 days, apply to the SEC for permission to continue or resign.

        The Holders of a majority in principal amount of the outstanding Notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee, subject to certain exceptions. If an Event of Default occurs (and is not cured), the Trustee will be required, in the exercise of its power, to use the degree of care of a prudent man in the conduct of his own affairs. Subject to such provisions, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request of any Holder of Notes unless such Holder shall have offered to the Trustee security and indemnity satisfactory to it against any loss, liability or expense and then only to the extent required by the terms of the Indenture.

No personal liability of directors, officers, employees and stockholders

        No director, officer, employee, incorporator or stockholder of the Company, Parent or any Subsidiary Guarantor will have any liability for any obligations of the Company, Parent or any Subsidiary Guarantor under the Notes, the Parent Guaranty, any Subsidiary Guaranty or the Indenture or for any claim based on, in respect of, or by reason of such obligations or their creation. Each Holder of the Notes by accepting a Note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Notes. Such waiver and release may not be effective to waive liabilities under the U.S. Federal securities laws, and it is the view of the SEC that such a waiver is against public policy.

Governing law

        The Indenture, the Notes, the Guarantees, the First Lien Intercreditor Agreement, the Junior Lien Intercreditor Agreement and certain of the Collateral Documents and the Notes are governed by, and construed in accordance with, the laws of the State of New York.

Certain definitions

        Set forth below are certain defined terms used in the Indenture. You should refer to the Indenture for a full disclosure of all defined terms used therein, as well as any other capitalized terms used herein for which no definition is provided.

        "Additional Interest" has the meaning set forth in the Registration Rights Agreement.

        "Additional Pari Passu Lien Indebtedness" means Indebtedness permitted to be incurred under the covenant described under "—Limitation on indebtedness" and under the Credit Agreement which is by its terms intended to be secured on a pari passu basis with the Liens securing the Notes; provided such Lien is permitted to be incurred under the Indenture and the Credit Agreement and such Indebtedness has a Stated Maturity that is no earlier than the Stated Maturity of the Notes.

        "Affiliate" of any specified Person means any other Person, directly or indirectly, controlling or controlled by or under direct or indirect common control with such specified Person. For the purposes of this definition, "control" when used with respect to any Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms "controlling" and "controlled" have meanings correlative to the foregoing. For purposes of the covenants described under "—Certain covenants—Limitation on restricted payments", "—Certain covenants—Limitation on affiliate transactions" and "—Certain covenants—Limitation on sales of assets and subsidiary stock", as applicable, only, "Affiliate" shall also mean any beneficial owner of Capital Stock representing 10% or more of the total voting power of the Voting Stock (on a fully diluted basis) of the Company or of rights or warrants to purchase such Capital Stock (whether or not currently exercisable) and any Person who would be an Affiliate of any such beneficial owner pursuant to the first sentence hereof.

        "Applicable Premium" means, as determined by the Company with respect to a Note on any date of redemption, the greater of:

          (1)   1.0% of the principal amount of such Note; and

          (2)   the excess, if any, of (a) the present value as of such date of redemption of (i) the redemption price of such Note on March 15, 2013 (such redemption price being described under "—Optional redemption"), plus (ii) the remaining scheduled interest payments due on such Note through March 15, 2013 (excluding accrued but unpaid interest to the date of redemption), computed using a discount rate equal to the Treasury Rate as of such date of redemption plus 50 basis points, over (b) the then outstanding principal of such Note.

        "Asset Disposition" means, with respect to any Person (the "Specified Person") any sale, lease, issuance, transfer or other disposition (or series of related sales, leases, transfers or dispositions) by the Specified Person or any Restricted Subsidiary of the Specified Person, including any disposition by means of a merger, consolidation or similar transaction (each referred to for the purposes of this definition as a "disposition"), of:

          (1)   any shares of Capital Stock of a Restricted Subsidiary of the Specified Person (other than directors' qualifying shares or shares required by applicable law to be held by a Person other than the Specified Person or a Restricted Subsidiary of the Specified Person);

          (2)   all or substantially all the assets of any division or line of business of the Specified Person or any Restricted Subsidiary of the Specified Person; or

          (3)   any other assets of the Specified Person or any Restricted Subsidiary of the Specified Person outside of the ordinary course of business of the Specified Person or such Restricted Subsidiary of the Specified Person other than, in the case of clauses (1), (2) and (3) above,

        (A)  a disposition by a Restricted Subsidiary of the Specified Person to the Specified Person or by the Specified Person or a Restricted Subsidiary of the Specified Person to a Restricted Subsidiary of the Specified Person;

        (B)  for purposes of the covenant described under "—Certain covenants—Limitation on sales of assets and subsidiary stock" only, (x) a disposition that constitutes a Restricted Payment (or would constitute a Restricted Payment but for the exclusions from the definition thereof) and that is not prohibited by the covenant described under "—Certain covenants—Limitation on restricted payments" and (y) a disposition of all or substantially all the assets of the Specified Person in accordance with the covenant described under "—Certain covenants—Merger and consolidation", as applicable;

        (C)  a disposition of assets in any transaction or series of related transactions where such assets have an aggregate Fair Market Value of less than $2.0 million;

        (D)  a disposition of cash or Temporary Cash Investments;

        (E)  the creation of a Lien (but not the sale or other disposition of the property subject to such Lien);

        (F)  the sale or disposition in the ordinary course of business of obsolete, damaged or worn out assets no longer used or useful to the business of the Company and its Restricted Subsidiaries;

        (G)  the sale or discount, in each case without recourse, of accounts receivable arising in the ordinary course of business, but only in connection with the compromise or collection thereof;

        (H)  the grant in the ordinary course of business of any non-exclusive license of patents, trademarks, registrations thereof and other similar intellectual property;

        (I)   any release of intangible claims or rights in connection with the loss or settlement of a bona fide lawsuit, dispute or other controversy;

        (J)   leases or subleases in the ordinary course of business to third persons not interfering in any material respect with the business of the Specified Person or any of its Restricted Subsidiaries;

        (K)  any disposition of receivables, equipment and related assets (including contract rights of the type described in the definition of "Qualified Securitization Transaction") to a Securitization Entity pursuant to a Qualified Securitization Transaction for the Fair Market Value thereof, including cash and Temporary Cash Investments in an amount at least equal to 75% of the Fair Market Value thereof (for purposes of this clause (K), Purchase Money Notes will be deemed to be cash); and

        (L)  any transfer of receivables, equipment and related assets (including contract rights of the type described in the definition of "Qualified Securitization Transaction"), or a fractional undivided interest therein, by a Securitization Entity in a Qualified Securitization Transaction.

        "Attributable Debt" in respect of a Sale/Leaseback Transaction means, as at the time of determination, the present value (discounted at the rate of interest implied in such transaction) of the total obligations of the lessee for rental payments during the remaining term of the lease included in such Sale/Leaseback Transaction (including any period for which such lease has been extended); provided, however, that if such Sale/Leaseback Transaction results in a Capital Lease Obligation, the amount of Indebtedness represented thereby will be determined in accordance with the definition of "Capital Lease Obligation".

        "Average Life" means, as of the date of determination, with respect to any Indebtedness, the quotient obtained by dividing:

          (1)   the sum of the products of the numbers of years from the date of determination to the dates of each successive scheduled principal payment of or redemption or similar payment with respect to such Indebtedness multiplied by the amount of such payment by

          (2)   the sum of all such payments.

        "Board of Directors" with respect to a Person means the Board of Directors of such Person or any committee thereof duly authorized to act on behalf of such Board.

        "Business Day" means each day which is not a Legal Holiday.

        "Capital Lease Obligation" means an obligation that is required to be classified and accounted for as a capital lease for financial reporting purposes in accordance with GAAP, and the amount of Indebtedness represented by such obligation shall be the capitalized amount of such obligation determined in accordance with GAAP; and the Stated Maturity thereof shall be the date of the last payment of rent or any other amount due under such lease prior to the first date upon which such lease may be terminated by the lessee without payment of a penalty.

        "Capital Stock" of any Person means any and all shares, interests, rights to purchase, warrants, options, participations or other equivalents of or interests in (however designated) equity of such Person, including any Preferred Stock, but excluding any debt securities convertible into such equity.

        "Cash Management Obligations" means obligations owed by the Company or any Subsidiary Guarantor to Person who was a lender or Affiliate of a lender at the time of entry of such obligations under the Credit Agreement in respect of any overdraft and related liabilities arising from treasury, depository, credit and debit card and cash management services or any automated clearing house transfers of funds.

        "Code" means the Internal Revenue Code of 1986, as amended.

        "Collateral" means all property and assets, whether now owned or hereafter acquired, in which Liens are, from time to time, purported to be granted to secure the Notes and the Guarantees pursuant to the Collateral Documents.

        "Collateral Agent" means Wells Fargo Bank, National Association, acting in its capacity as collateral agent under the Collateral Documents, or any successor thereto.

        "Collateral Documents" means the Security Agreement, each mortgage and any other instruments and documents executed and delivered pursuant to the Indenture or any of the foregoing, as the same may be amended, supplemented or otherwise modified from time to time and pursuant to which Collateral is pledged, assigned or granted to or on behalf of the Collateral Agent for the benefit of the Secured Parties.

        "Commodity Agreement" means any forward contract, commodity swap, commodity option or other similar financial agreement or arrangement relating to, or the value of which is dependent upon, fluctuations in commodity prices.

        "Consolidated Coverage Ratio" with respect to any Person (the "Specified Person") as of any date of determination means the ratio of (x) the aggregate amount of EBITDA of the Specified Person and its Restricted Subsidiaries for the period of the most recent four consecutive fiscal quarters ending on or prior to such date of determination for which internal financial statements are available to (y) Consolidated Interest Expense of the Specified Person and its Restricted Subsidiaries for such four fiscal quarters; provided, however, that:

          (1)   if the Specified Person or any of its Restricted Subsidiaries has Incurred any Indebtedness since the beginning of such period that remains outstanding or if the transaction giving rise to the need to calculate the Consolidated Coverage Ratio is an Incurrence of Indebtedness, or both, EBITDA and Consolidated Interest Expense for such period shall be calculated after giving effect on a pro forma basis to such Indebtedness as if such Indebtedness had been Incurred on the first day of such period;

          (2)   if the Specified Person or any of its Restricted Subsidiaries has repaid, repurchased, defeased or otherwise discharged any Indebtedness since the beginning of such period or if any Indebtedness is to be repaid, repurchased, defeased or otherwise discharged (in each case other than Indebtedness Incurred under any revolving credit facility unless such Indebtedness has been permanently repaid and has not been replaced) on the date of the transaction giving rise to the need to calculate the Consolidated Coverage Ratio, EBITDA and Consolidated Interest Expense

  for such period shall be calculated on a pro forma basis as if such discharge had occurred on the first day of such period and as if the Specified Person or such Restricted Subsidiary had not earned the interest income actually earned during such period in respect of cash or Temporary Cash Investments used to repay, repurchase, defease or otherwise discharge such Indebtedness;

          (3)   if since the beginning of such period the Specified Person or any of its Restricted Subsidiaries shall have made any Asset Disposition, EBITDA for such period shall be reduced by an amount equal to EBITDA (if positive) directly attributable to the assets which were the subject of such Asset Disposition for such period, or increased by an amount equal to EBITDA (if negative), directly attributable thereto for such period and Consolidated Interest Expense for such period shall be reduced by an amount equal to the Consolidated Interest Expense directly attributable to any Indebtedness of the Specified Person or any of its Restricted Subsidiaries repaid, repurchased, defeased or otherwise discharged with respect to the Specified Person and its continuing Restricted Subsidiaries in connection with such Asset Disposition for such period (or, if the Capital Stock of any of its Restricted Subsidiaries is sold, the Consolidated Interest Expense for such period directly attributable to the Indebtedness of such Restricted Subsidiary to the extent the Specified Person and its continuing Restricted Subsidiaries are no longer liable for such Indebtedness after such sale);

          (4)   if since the beginning of such period the Specified Person or any of its Restricted Subsidiaries (by merger or otherwise) shall have made an Investment in any Restricted Subsidiary of the Specified Person (or any person which becomes a Restricted Subsidiary of the Specified Person) or an acquisition of assets, including any acquisition of assets occurring in connection with a transaction requiring a calculation to be made hereunder, which constitutes all or substantially all of an operating unit of a business, EBITDA and Consolidated Interest Expense for such period shall be calculated after giving pro forma effect thereto (including the Incurrence of any Indebtedness) as if such Investment or acquisition had occurred on the first day of such period; and

          (5)   if since the beginning of such period any Person (that subsequently became a Restricted Subsidiary of the Specified Person or was merged with or into the Specified Person or any of its Restricted Subsidiaries since the beginning of such period) shall have made any Asset Disposition, any Investment or acquisition of assets that would have required an adjustment pursuant to clause (3) or (4) above if made by the Specified Person or a Restricted Subsidiary of the Specified Person during such period, EBITDA and Consolidated Interest Expense for such period shall be calculated after giving pro forma effect thereto as if such Asset Disposition, Investment or acquisition occurred on the first day of such period.

        For purposes of this definition, whenever pro forma effect is to be given to an acquisition of assets, the amount of income or earnings relating thereto and the amount of Consolidated Interest Expense associated with any Indebtedness Incurred in connection therewith, the pro forma calculations shall be determined in good faith by a responsible financial or accounting Officer of the Specified Person (and, to the extent applicable, may include any pro forma expense and cost reductions recognizable within 12-months of the acquisition of such assets; provided that the Company reasonably believes that such expense and cost reductions could be achieved within such 12-month period as a result of such acquisition and such reductions are identified and quantified in an Officers' Certificate delivered to the Trustee on or prior to the date of such acquisition). If any Indebtedness bears a floating rate of interest and is being given pro forma effect, the interest on such Indebtedness shall be calculated as if the rate in effect on the date of determination had been the applicable rate for the entire period (taking into account any Interest Rate Agreement applicable to such Indebtedness to the extent such Interest Rate Agreement has a remaining term that includes some or all of the 12-month period of the date of determination). If any Indebtedness is incurred under a revolving credit facility and is being given pro forma effect, the interest on such Indebtedness shall be calculated based on the average daily balance of such Indebtedness for the four fiscal quarters subject to the pro forma calculation (but, in the case of any revolving credit facility incurred other than pursuant to clause (b)(1) of the covenant described above under "—Certain covenants—Limitation on indebtedness," only to the extent such Indebtedness is incurred solely for working capital purposes or other general corporate purposes in the ordinary course of business and not, in any case, to support directly or indirectly any acquisitions).

        "Consolidated Interest Expense" means, with respect to any Person (the "Specified Person") for any period, the total interest expense of the Specified Person and its consolidated Restricted Subsidiaries, plus, to the extent not included in such total interest expense, and to the extent incurred by the Specified Person or its Restricted Subsidiaries, without duplication:

          (1)   interest expense attributable to Capital Lease Obligations;

          (2)   amortization of debt discount and debt issuance cost;

          (3)   capitalized interest;

          (4)   non-cash interest expense;

          (5)   commissions, discounts and other fees and charges owed with respect to letters of credit and bankers' acceptance financing;

          (6)   net payments pursuant to Hedging Obligations with respect to Interest Rate Agreements;

          (7)   dividends accrued in respect of all Disqualified Stock of the Specified Person or Preferred Stock of a Restricted Subsidiary of the Specified Person held by Persons other than the Specified Person or a Restricted Subsidiary of the Specified Person (other than dividends payable solely in Capital Stock (other than Disqualified Stock) of the Specified Person); provided, however, that such dividends will be multiplied by a fraction the numerator of which is one and the denominator of which is one minus the effective combined tax rate of the issuer of such Preferred Stock (expressed as a decimal) for such period (as estimated by the Chief Financial Officer of the Specified Person in good faith);

          (8)   interest incurred in connection with Investments in discontinued operations;

          (9)   interest accruing on any Indebtedness of any other Person to the extent such Indebtedness is Guaranteed by (or secured by the assets of) the Specified Person or any Restricted Subsidiary of the Specified Person; and

          (10) the cash contributions to any employee stock ownership plan or similar trust to the extent such contributions are used by such plan or trust to pay interest or fees to any Person (other than the Specified Person) in connection with Indebtedness Incurred by such plan or trust.

        "Consolidated Net Income" means, with respect to any Person (the "Specified Person") for any period, the net income of the Specified Person and its consolidated Subsidiaries (other than non-controlling interests); provided, however, that there shall not be included in such Consolidated Net Income:

          (1)   any net income of any Person (other than the Specified Person) if such Person is not a Restricted Subsidiary of the Specified Person, except that:

            (A)  subject to the exclusions contained in clauses (4) and (6) below, the Specified Person's equity in the net income of any such Person for such period shall be included in such Consolidated Net Income in an amount equal to the aggregate amount of cash actually distributed by such Person during such period to the Specified Person or a Restricted Subsidiary of the Specified Person as a dividend or other distribution (subject, in the case of a dividend or other distribution paid to a Restricted Subsidiary, to the limitations contained in clause (3) below); and

            (B)  the Specified Person's equity in a net loss of any such Person for such period shall be included in determining such Consolidated Net Income;

          (2)   any net income of any Restricted Subsidiary of the Specified Person if such Restricted Subsidiary is subject to restrictions, directly or indirectly, on the payment of dividends or the making of distributions by such Restricted Subsidiary (other than any such restriction that is permitted under the covenant described under "—Certain covenants—Limitation on restrictions on distributions from restricted subsidiaries"), directly or indirectly, to the Specified Person, except that:

            (A)  subject to the exclusion contained in clause (4) below, the net income of any such Restricted Subsidiary for such period shall be included in such Consolidated Net Income in an amount equal to the aggregate amount of cash actually distributed by such Restricted Subsidiary during such period to the Specified Person or another Restricted Subsidiary of the Specified Person as a dividend or other distribution (subject, in the case of a dividend or other distribution paid to another Restricted Subsidiary of the Specified Person, to the limitation contained in this clause); and

            (B)  the net loss of any such Restricted Subsidiary for such period shall be included in determining such Consolidated Net Income;

          (3)   any gain (or loss) realized upon the sale or other disposition of any assets of the Specified Person, its consolidated Subsidiaries or any other Person (including pursuant to any sale-and-leaseback arrangement) which are not sold or otherwise disposed of in the ordinary course of business and any gain (or loss) realized upon the sale or other disposition of any Capital Stock of any Person;

          (4)   extraordinary gains or losses;

          (5)   the cumulative effect of a change in accounting principles;

          (6)   any non-recurring fees, charges or other expenses (including bonus and retention payments and severance expenses) directly related to (x) the Transactions and (y) any acquisitions, divestitures or similar transactions entered into after the Issue Date;

          (7)   fees, expenses and amounts paid in defense of, or to discharge judgments, pursuant to settlements or as fines or penalties arising from or related to, lawsuits, governmental proceedings or regulatory actions or investigations in connection with the pending Department of Justice investigation of Parent and its subsidiaries; and

          (8)   the amount of any write-off of deferred financing costs or of debt issuance costs and the amount of charges related to any premium paid in connection with repurchasing Indebtedness, in each case as a result of the Transactions.

        Notwithstanding the foregoing, for the purposes of the covenant described under "—Certain covenants—Limitation on restricted payments" only, there shall be excluded from Consolidated Net Income any repurchases, repayments or redemptions of Investments, proceeds realized on the sale of Investments or return of capital to the Specified Person or any of its Restricted Subsidiaries to the extent such repurchases, repayments, redemptions, proceeds or returns increase the amount of Restricted Payments permitted under such covenant pursuant to clause (a)(3)(D) thereof.

        "Credit Agreement" means the Credit Agreement dated as of the Issue Date, as amended to date, among the Company, the guarantors party thereto, the several lenders from time to time party thereto and J.P. Morgan Chase Bank, N.A., as administrative agent and the other agents party thereto as such agreement may be amended (including any amendment and restatement thereof), supplemented or otherwise modified from time to time, including any agreement extending the maturity of, refinancing, replacing, consolidating or otherwise restructuring all or any portion of the Indebtedness under such agreement or any successor or replacement agreement and whether by the same or any other agent, lender or group of lenders and whether or not increasing the amount of Indebtedness that may be incurred thereunder; provided that any such amendment, supplement, modification, refinancing, consolidating or restructuring of Indebtedness under such agreement or successor replacement agreement may only provide for the making of revolving loans and/or issuance of letters of credit.

        "Currency Agreement" means any foreign exchange contract, currency swap agreement or other similar agreement with respect to currency values.

        "Default" means any event which is, or after notice or passage of time or both would be, an Event of Default.

        "Discharge of First Lien Obligations" shall mean the satisfaction and discharge of all of the First Lien Obligations pursuant to the First Lien Documents and the Junior Lien Intercreditor Agreement, including:

          (1)   termination or expiration of all commitments to extend credit that would constitute First Lien Obligations;

          (2)   payment in full in cash of the principal of, and interest (including post-petition interest, if any, whether or not allowable in any bankruptcy case) and premium, if any, on all First Lien Obligations (other than any undrawn letters of credit), other than from the proceeds of an incurrence of First Lien Obligations;

          (3)   discharge or cash collateralization of all outstanding letters of credit constituting First Lien Obligations; and

          (4)   payment in full in cash of all other First Lien Obligations that are outstanding and unpaid at the time the First Lien Obligations is paid in full in cash (other than any obligations for taxes, costs, indemnifications, reimbursements, damages and other liabilities in respect of which no claim or demand for payment has been made at such time).

        "Disqualified Stock" means, with respect to any Person, any Capital Stock which by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable at the option of the holder) or upon the happening of any event:

          (1)   matures or is mandatorily redeemable (other than redeemable only for Capital Stock of such Person which is not itself Disqualified Stock) pursuant to a sinking fund obligation or otherwise;

          (2)   is convertible or exchangeable at the option of the holder for Indebtedness or Disqualified Stock; or

          (3)   is mandatorily redeemable or must be purchased upon the occurrence of any event, in whole or in part;

in each case on or prior to the first anniversary of the Stated Maturity of the Notes; provided, however, that any Capital Stock that would not constitute Disqualified Stock but for provisions thereof giving holders thereof the right to require such Person to purchase or redeem such Capital Stock upon the occurrence of an "asset sale" or "change of control" occurring prior to the first anniversary of the Stated Maturity of the Notes shall not constitute Disqualified Stock if:

          (1)   the "asset sale" or "change of control" provisions applicable to such Capital Stock are not more favorable to the holders of such Capital Stock than the terms applicable to the Notes and described under "—Certain covenants—Limitation on sales of assets and subsidiary stock" and "—Change of control"; and

          (2)   any such requirement only becomes operative after compliance with such terms applicable to the Notes including the purchase of any Notes tendered pursuant thereto.

        "EBITDA" with respect to any Person (the "Specified Person") for any period means the sum of Consolidated Net Income of the Specified Person, plus the following to the extent deducted in calculating such Consolidated Net Income:

          (1)   all income tax expense of the Specified Person and its consolidated Restricted Subsidiaries;

          (2)   Consolidated Interest Expense;

          (3)   depreciation and amortization expense of the Specified Person and its consolidated Restricted Subsidiaries (excluding amortization expense attributable to a prepaid operating activity item that was paid in cash in a prior period);

          (4)   unrealized non-cash gains or losses or non-cash charges in respect of Hedging Obligations required to be taken under GAAP;

          (5)   unrealized foreign currency translation gains or losses;

          (6)   all other non-cash charges (including any goodwill impairment charges) of the Specified Person and its consolidated Restricted Subsidiaries (excluding any such non-cash charge to the extent that it represents an accrual of or reserve for cash expenditures in any future period);

in each case for such period. Notwithstanding the foregoing, the provision for taxes based on the income or profits of, and the depreciation and amortization and non-cash charges of, a Restricted Subsidiary of the Specified Person shall be added to Consolidated Net Income to compute EBITDA only to the extent (and in the same proportion, including by reason of minority interests) that the net income or loss of such Restricted Subsidiary was included in calculating Consolidated Net Income in accordance with the definition of Consolidated Net Income.

        "Exchange Act" means the U.S. Securities Exchange Act of 1934, as amended.

        "Exchange Notes" means the debt securities of the Company issued pursuant to the Indenture in exchange for, and in an aggregate principal amount equal to, the Notes, in compliance with the terms of the Registration Rights Agreement.

        "Fair Market Value" means, with respect to any asset, the price (after taking into account any liabilities relating to such asset) that would be negotiated in an arm's length transaction for cash between a willing seller and a willing and able buyer, neither of which is under any compulsion to complete the transaction, as such price is determined in good faith by management of the Company or by the Board of Directors of the Company or a duly authorized committee thereof. Fair Market Value (other than of any asset with a public trading market) in excess of $5.0 million shall be determined by the Board of Directors of the Company acting reasonably and in good faith and shall be evidenced by a board resolution delivered to the Trustee.

        "First Lien Collateral" means all of the assets of Parent, the Company or any Subsidiary Guarantor, whether real, personal or mixed, with respect to which a Lien has been granted as security for any First Lien Obligations pursuant to a First Lien Document.

        "First Lien Collateral Agents" shall mean the collateral agent for the lenders and other secured parties under the Credit Agreement, the Collateral Agent and the authorized representative of the holders of any other class of Pari Passu Lien Indebtedness that shall have executed a joinder to the First Lien Intercreditor Agreement and, if applicable, the Junior Lien Intercreditor Agreement in the form provided therein.

        "First Lien Collateral Documents" means the Collateral Documents and any other agreement, document or instrument pursuant to which a Lien is granted or purported to be granted securing First Lien Obligations or under which rights or remedies with respect to such Liens are governed.

        "First Lien Documents" means the credit, guarantee and security documents governing the First Lien Obligations, including, without limitation, the Credit Agreement and the First Lien Collateral Documents.

        "First Lien Leverage Ratio" means at the date of calculation, the ratio of (a) all Indebtedness of the Company and its Restricted Subsidiaries that is secured by a Lien on any assets of the Company and its Restricted Subsidiaries (other than Junior Lien Obligations) on such date on a consolidated basis in accordance with GAAP to (b) EBITDA of the Company and its Restricted Subsidiaries for the period of the most recent four consecutive fiscal quarters ending on or prior to such date of determination for which internal financial statements are available. For purposes of making the computation referred to above, EBITDA shall be calculated on a pro forma basis in accordance with the definition of "Consolidated Coverage Ratio".

        "First Lien Obligations" means Priority Payment Lien Obligations and Pari Passu Lien Indebtedness.

        "First Lien Secured Parties" means, at any relevant time, the holders of First Lien Obligations at such time.

        "Foreign Subsidiary" means any Restricted Subsidiary of the Company that is not organized under the laws of the United States of America or any State thereof or the District of Columbia.

        "GAAP" means generally accepted accounting principles in the United States of America as in effect as of the Issue Date, including those set forth in:

          (1)   the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants;

          (2)   statements and pronouncements of the Financial Accounting Standards Board;

          (3)   such other statements by such other entity as approved by a significant segment of the accounting profession; and

          (4)   the rules and regulations of the SEC governing the inclusion of financial statements (including pro forma financial statements) in periodic reports required to be filed pursuant to Section 13 of the Exchange Act, including opinions and pronouncements in staff accounting bulletins and similar written statements from the accounting staff of the SEC.

        "Guarantee" means any obligation, contingent or otherwise, of any Person directly or indirectly guaranteeing any Indebtedness of any Person and any obligation, direct or indirect, contingent or otherwise, of such Person:

          (1)   to purchase or pay (or advance or supply funds for the purchase or payment of) such Indebtedness of such Person (whether arising by virtue of partnership arrangements, or by agreements to keep-well, to purchase assets, goods, securities or services, to take-or-pay or to maintain financial statement conditions or otherwise); or

          (2)   entered into for the purpose of assuring in any other manner the obligee of such Indebtedness of the payment thereof or to protect such obligee against loss in respect thereof (in whole or in part);

provided, however, that the term "Guarantee" shall not include endorsements for collection or deposit in the ordinary course of business. The term "Guarantee" used as a verb has a corresponding meaning.

        "Guarantors" means each of Parent and the Subsidiary Guarantors.

        "Guaranty Agreement" means a supplemental indenture, in a form satisfactory to the Trustee, pursuant to which a Subsidiary Guarantor guarantees the Company's obligations with respect to the Notes on the terms provided for in the Indenture.

        "Hedging Obligations" of any Person means the obligations of such Person pursuant to any Interest Rate Agreement, Currency Agreement, Commodity Agreement or derivative contract entered into to hedge weather exposure.

        "Holder" or "Noteholder" means the Person in whose name a Note is registered on the Registrar's books.

        "Incur" means issue, assume, Guarantee, incur or otherwise become liable for; provided, however, that any Indebtedness or Capital Stock of a Person existing at the time such Person becomes a Restricted Subsidiary of the Company (whether by merger, consolidation, acquisition or otherwise) shall be deemed to be Incurred by such Person at the time it becomes a Restricted Subsidiary of the Company. The term "Incurrence" when used as a noun shall have a correlative meaning. Solely for purposes of determining compliance with "—Certain covenants—Limitation on indebtedness":

          (1)   amortization of debt discount or the accretion of principal with respect to a non-interest bearing or other discount security;

          (2)   the payment of regularly scheduled interest in the form of additional Indebtedness of the same instrument or the payment of regularly scheduled dividends on Capital Stock in the form of additional Capital Stock of the same class and with the same terms;

          (3)   the obligation to pay a premium in respect of Indebtedness arising in connection with the issuance of a notice of redemption or making of a mandatory offer to purchase such Indebtedness; and

          (4)   unrealized losses or charges in respect of Hedging Obligations will be deemed not to be the Incurrences of Indebtedness.

        "Indebtedness" means, with respect to any Person on any date of determination (without duplication):

          (1)   the principal in respect of (A) indebtedness of such Person for money borrowed and (B) indebtedness evidenced by notes, debentures, bonds or other similar instruments for the payment of which such Person is responsible or liable, including, in each case, any premium on such indebtedness to the extent such premium has become due and payable;

          (2)   all Capital Lease Obligations of such Person and all Attributable Debt in respect of Sale/Leaseback Transactions entered into by such Person;

          (3)   all obligations of such Person issued or assumed as the deferred purchase price of property, all conditional sale obligations of such Person and all obligations of such Person under any title retention agreement (but excluding trade accounts payable arising in the ordinary course of business);

          (4)   all obligations of such Person for the reimbursement of any obligor on any letter of credit, bankers' acceptance or similar credit transaction (other than obligations with respect to letters of credit securing obligations (other than obligations described in clauses (1) through (3) above) entered into in the ordinary course of business of such Person to the extent such letters of credit are not drawn upon or, if and to the extent drawn upon, such drawing is reimbursed no later than the tenth Business Day following payment on the letter of credit);

          (5)   the amount of all obligations of such Person with respect to the redemption, repayment or other repurchase of any Disqualified Stock of such Person or any Preferred Stock of a Subsidiary of such Person, with the amount of Indebtedness represented by such Disqualified Stock or Preferred Stock, as applicable, being equal to the greatest of (A) its voluntary liquidation preference, (B) its involuntary liquidation preference and (C) its maximum fixed repurchase price, but excluding, in each case, accrued and unpaid dividends, if any;

          (6)   all obligations of the type referred to in clauses (1) through (5) of other Persons and all dividends of other Persons for the payment of which, in either case, such Person is responsible or liable, directly or indirectly, as obligor, guarantor or otherwise, including by means of any Guarantee;

          (7)   all obligations of the type referred to in clauses (1) through (6) of other Persons secured by any Lien on any property or asset of such Person (whether or not such obligation is assumed by such Person), the amount of such obligation being deemed to be the lesser of the value of such property or assets and the amount of the obligation so secured; and

          (8)   to the extent not otherwise included in this definition, Hedging Obligations of such Person.

        Notwithstanding the foregoing, in connection with the purchase by the Company or any Restricted Subsidiary of the Company of any business, the term "Indebtedness" will exclude (x) customary indemnification obligations and (y) post-closing payment adjustments to which the seller may become entitled to the extent such payment is determined by a final closing balance sheet or such payment depends on the performance of such business after the closing; provided, however, that, at the time of closing, the amount of any such payment is not determinable and, to the extent such payment thereafter becomes fixed and determined, the amount is paid within 60 days thereafter.

        The amount of Indebtedness of any Person at any date shall be the outstanding balance at such date of all unconditional obligations as described above and the maximum liability, upon the occurrence of the contingency giving rise to the obligation, of any contingent obligations at such date; provided, however, that in the case of Indebtedness sold at a discount, the amount of such Indebtedness at any time will be the accreted value thereof at such time.

        The amount of any Disqualified Stock or Preferred Stock that does not have a fixed redemption, repayment or repurchase price will be calculated in accordance with the terms of such Disqualified Stock or Preferred Stock as if such Disqualified Stock or Preferred Stock were redeemed, repaid or repurchased on any date on which the amount of such Disqualified Stock or Preferred Stock is to be determined pursuant to the Indenture; provided, however, that if such Disqualified Stock or Preferred Stock could not be required to be redeemed, repaid or repurchased at the time of such determination, the redemption, repayment or repurchase price will be the book value of such Disqualified Stock or Preferred Stock as reflected on the most recent financial statements of such Person.

        "Independent Qualified Party" means an investment banking firm, accounting firm or appraisal firm of national standing; provided, however, that such firm is not an Affiliate of the Company.

        "Interest Rate Agreement" means any interest rate swap agreement, interest rate cap agreement or other financial agreement or arrangement with respect to exposure to interest rates.

        "Investment" in any Person means any direct or indirect advance, loan (other than advances to customers in the ordinary course of business that are recorded as accounts receivable on the balance sheet of the lender) or other extensions of credit (including by way of Guarantee or similar arrangement) or capital contribution to (by means of any transfer of cash or other property to others or any payment for property or services for the account or use of others), or any purchase or acquisition of Capital Stock, Indebtedness or other similar instruments issued by such Person. Except as otherwise provided for herein, the amount of an Investment shall be its fair value at the time the Investment is made and without giving effect to subsequent changes in value.

        For purposes of the definition of "Unrestricted Subsidiary", the definition of "Restricted Payment" and the covenant described under "—Certain covenants—Limitation on restricted payments":

          (1)   "Investment" shall include the portion (proportionate to the Company's equity interest in such Subsidiary) of the Fair Market Value of the net assets of any Subsidiary of the Company at the time that such Subsidiary is designated an Unrestricted Subsidiary; provided, however, that upon a redesignation of such Subsidiary as a Restricted Subsidiary, the Company shall be deemed to continue to have a permanent "Investment" in an Unrestricted Subsidiary equal to an amount (if positive) equal to (A) the Company's "Investment" in such Subsidiary at the time of such redesignation less (B) the portion (proportionate to the Company's equity interest in such Subsidiary) of the Fair Market Value of the net assets of such Subsidiary at the time of such redesignation; and

          (2)   any property transferred to or from an Unrestricted Subsidiary shall be valued at its Fair Market Value at the time of such transfer.

        "Issue Date" means March 15, 2010, the date on which the Notes are originally issued.

        "Junior Lien Collateral Agents" shall mean the collateral agent under the Second Lien Notes and the authorized representative of the holders of any other class of Junior Lien Obligations that shall have executed a joinder to the Junior Lien Intercreditor Agreement in the form provided therein.

        "Junior Lien Documents" means the credit and security documents governing the Junior Lien Obligations, including, without limitation, the indenture relating to the Second Lien Notes, the related security documents and Junior Lien Intercreditor Agreement.

        "Junior Lien Obligations" means (i) any Indebtedness Incurred pursuant to clause (15) under paragraph (b) under the "—Limitation on indebtedness" covenant (including, without limitation, the Second Lien Notes) and any Refinancing Indebtedness in respect thereof, in each case, which is by its terms intended to be secured by the Collateral on a basis junior to the Liens securing the Notes and (ii) other Indebtedness permitted to be incurred under clause (a) under the "—Limitation on indebtedness" covenant and under the Credit Agreement which is by its terms intended to be secured by the Collateral on a basis junior to the Liens securing the Notes; provided such Lien is permitted to be incurred under the Indenture and the Credit Agreement and, in the case of clause (ii) only, such Indebtedness has a Stated Maturity after the Stated Maturity of the Notes.

        "Junior Lien Secured Parties" means (i) holders of the Second Lien Notes, (ii) the Junior Lien Collateral Agents and (iii) the holders from time to time of any other Junior Lien Obligations.

        "Junior Liens" means the Liens securing the Junior Lien Obligations.

        "Legal Holiday" means a Saturday, a Sunday or a day on which banking institutions are not required to be open in the State of New York.

        "Lien" means, with respect to any property or assets of any Person, any mortgage or deed of trust, pledge, hypothecation, assignment, deposit arrangement, security interest, lien, charge, easement, encumbrance, preference, priority or other security agreement or preferential arrangement of any kind or nature whatsoever on or with respect to such property or assets, including any Capital Lease Obligation, conditional sale or other title retention agreement having substantially the same economic effect as any of the foregoing.

        "Net Available Cash" from an Asset Disposition means cash payments received therefrom (including any cash payments received by way of deferred payment of principal pursuant to a note or installment receivable or otherwise and proceeds from the sale or other disposition of any securities received as consideration, but only as and when received, but excluding any other consideration received in the form of assumption by the acquiring Person of Indebtedness or other obligations relating to such properties or assets or received in any other non-cash form), in each case net of:

          (1)   all legal, title and recording tax expenses, commissions and other fees and expenses incurred, and all Federal, state, provincial, foreign and local taxes required to be accrued as a liability under GAAP, as a consequence of such Asset Disposition;

          (2)   all payments made on any Indebtedness (other than Pari Passu Lien Indebtedness and Junior Lien Obligations) which is secured by any assets subject to such Asset Disposition, in accordance with the terms of any Lien upon or other security agreement of any kind with respect to such assets, or which must by its terms, or in order to obtain a necessary consent to such Asset Disposition, or by applicable law, be repaid out of the proceeds from such Asset Disposition;

          (3)   all distributions and other payments required to be made to minority interest holders in Restricted Subsidiaries of the Company as a result of such Asset Disposition;

          (4)   the deduction of appropriate amounts provided by the seller as a reserve, in accordance with GAAP, against any liabilities associated with the property or other assets disposed in such Asset Disposition and retained by the Company or any Restricted Subsidiary of the Company after such Asset Disposition; and

          (5)   any portion of the purchase price from an Asset Disposition placed in escrow, whether as a reserve for adjustment of the purchase price, for satisfaction of indemnities in respect of such Asset Disposition or otherwise in connection with that Asset Disposition; provided, however, that upon the termination of that escrow, Net Available Cash will be increased by any portion of funds in the escrow that are released to the Company or any Restricted Subsidiary of the Company.

        "Net Cash Proceeds", with respect to any issuance or sale of Capital Stock or Indebtedness, means the cash proceeds of such issuance or sale net of attorneys' fees, accountants' fees, underwriters' or placement agents' fees, discounts or commissions and brokerage, consultant and other fees actually incurred in connection with such issuance or sale and net of taxes paid or payable as a result thereof.

        "Non-Conforming Plan of Reorganization" means any Plan of Reorganization that grants the Junior Lien Collateral Agent or any Junior Lien Secured Party any right or benefit, directly or indirectly, which right or benefit is prohibited at such time by the provisions of the Junior Lien Intercreditor Agreement.

        "Non-Guarantor Subsidiary" means any Restricted Subsidiary that is not a Subsidiary Guarantor.

        "Non-Recourse Securitization Entity Indebtedness" has the meaning set forth in the definition of Securitization Entity.

        "Notes First Lien Percentage" means, at any time for purposes of "—Certain covenants—Limitation on sales of assets and subsidiary stock," a fraction (expressed as a percentage), the numerator of which is the outstanding principal amount of the Notes at such time and the denominator of which is the outstanding principal amount of all outstanding Pari Passu Lien Indebtedness (including the Notes) at such time requiring a prepayment from a specified Asset Disposition.

        "Obligations" means, with respect to any Indebtedness, all obligations for principal, premium, interest (including any interest accruing subsequent to the filing of a petition in bankruptcy, reorganization or similar proceeding at the rate provided for in the documentation with respect thereto, whether or not such interest is an allowed claim under applicable state, federal or foreign law), penalties, fees, indemnifications, reimbursements (including in respect of letters of credit), and other amounts payable pursuant to the documentation governing such Indebtedness.

        "Offering Memorandum" means the confidential Offering Memorandum dated February 26, 2010, used in connection with the offering of the Initial Notes issued on the Issue Date.

        "Officer" means the Chairman of the Board, the President, any Vice President, the Treasurer or the Secretary of the Company.

        "Officers' Certificate" means a certificate signed by two Officers.

        "Opinion of Counsel" means a written opinion from legal counsel who is acceptable to the Trustee. The counsel may be an employee of or counsel to the Company or the Trustee.

        "Parent" means Reddy Ice Holdings, Inc., a Delaware corporation.

        "Parent Board" means the Board of Directors of Parent or any committee thereof duly authorized to act on behalf of such Board.

        "Parent Guaranty" means the Guarantee by Parent of the Company's obligations with respect to the Notes.

        "Pari Passu Lien Indebtedness" means (i) the Notes and (ii) Additional Pari Passu Lien Indebtedness; provided that such Lien is permitted to be incurred under the Indenture and the Credit Agreement and, in the case of clause (ii) only, such Indebtedness has a Stated Maturity that is no earlier than the Stated Maturity of the Notes.

        "Permitted Investment" means an Investment by the Company or any Restricted Subsidiary of the Company in:

          (1)   the Company, a Restricted Subsidiary of the Company or a Person that will, upon the making of such Investment, become a Restricted Subsidiary of the Company; provided, however, that the primary business of such Restricted Subsidiary is a Related Business;

          (2)   another Person if, as a result of such Investment, such other Person is merged or consolidated with or into, or transfers or conveys all or substantially all its assets to, the Company or a Restricted Subsidiary of the Company; provided, however, that such Person's primary business is a Related Business;

          (3)   cash and Temporary Cash Investments;

          (4)   receivables owing to the Company or any Restricted Subsidiary of the Company if created or acquired in the ordinary course of business and payable or dischargeable in accordance with customary trade terms; provided, however, that such trade terms may include such concessionary trade terms as the Company or any such Restricted Subsidiary deems reasonable under the circumstances;

          (5)   payroll, travel and similar advances to cover matters that are expected at the time of such advances ultimately to be treated as expenses for accounting purposes and that are made in the ordinary course of business;

          (6)   loans or advances to employees made in the ordinary course of business of the Company or such Restricted Subsidiary;

          (7)   stock, obligations or securities received in settlement of debts created in the ordinary course of business and owing to the Company or any Restricted Subsidiary of the Company or in satisfaction of judgments;

          (8)   any Person to the extent such Investment represents the non-cash portion of the consideration received for (i) an Asset Disposition as permitted pursuant to the covenant described under "—Certain covenants—Limitation on sales of assets and subsidiary stock" or (ii) a disposition of any assets not constituting an Asset Disposition;

          (9)   any Person where such Investment was acquired by the Company or any of its Restricted Subsidiaries (a) in exchange for any other Investment or accounts receivable held by the Company or any such Restricted Subsidiary in connection with or as a result of a bankruptcy, workout, reorganization or recapitalization of the issuer of such other Investment or accounts receivable or (b) as a result of a foreclosure by the Company or any of its Restricted Subsidiaries with respect to any secured Investment or other transfer of title with respect to any secured Investment in default;

          (10) any Person to the extent such Investments consist of prepaid expenses, negotiable instruments held for collection and lease, utility and workers' compensation, performance and other similar deposits made in the ordinary course of business by the Company or any Restricted Subsidiary;

          (11) any Person to the extent such Investments consist of Hedging Obligations otherwise permitted under the covenant described under "—Certain covenants—Limitation on indebtedness";

          (12) any Person existing on the Issue Date, and any extension, modification or renewal of any such Investments existing on the Issue Date, but only to the extent not involving additional advances, contributions or other Investments of cash or other assets or other increases thereof (other than as a result of the accrual or accretion of interest or original issue discount or the issuance of pay-in-kind securities, in each case, pursuant to the terms of such Investment as in effect on the Issue Date);

          (13) Investments by the Company in a Securitization Entity or any Investment by a Securitization Entity in any other Person in connection with a Qualified Securitization Transaction which Investments consist of the transfer of receivables, equipment and related assets; provided, however, that any Investment in a Securitization Entity is in the form of (a) a Purchase Money Note, (b) an equity interest, (c) obligations of the Securitization Entity to pay the purchase price for assets transferred to it or (d) interests in either (x) equipment owned by the Company or a Restricted Subsidiary of the Company or (y) accounts receivable generated by the Company or a Restricted Subsidiary of the Company and, in each case, transferred to such Securitization Entity or other Person in connection with a Qualified Securitization Transaction; and

          (14) Persons to the extent such Investments, when taken together with all other Investments made pursuant to this clause (14) outstanding on the date such Investment is made, do not exceed $25.0 million; provided that no Investments made pursuant to this clause (14) may be used to directly or indirectly purchase, repurchase, redeem, defease or otherwise acquire or retire for value (x) any Indebtedness or equity of any Affiliate of the Company or (y) any (i) Subordinated Obligations, (ii) unsecured Indebtedness of the Company or a Restricted Subsidiary or (iii) Junior Lien Obligations.

        "Permitted Liens" means, with respect to any Person:

          (1)   pledges or deposits by such Person under worker's compensation laws, unemployment insurance laws or similar legislation, or good faith deposits in connection with bids, tenders, contracts (other than for the payment of Indebtedness) or leases to which such Person is a party, or deposits to secure public or statutory obligations of such Person or deposits of cash or United States government bonds to secure surety or appeal bonds to which such Person is a party, or deposits as security for contested taxes or import duties or for the payment of rent, in each case Incurred in the ordinary course of business;

          (2)   Liens in favor of carriers, warehousemen, mechanics, suppliers, repairmen, materialmen and landlords and other similar Liens imposed by law, in each case for sums not overdue or being contested in good faith by appropriate proceedings or other Liens arising out of judgments or awards against such Person with respect to which such Person shall then be proceeding with an appeal or other proceedings for review and Liens arising solely by virtue of any statutory or common law provision relating to banker's Liens, rights of set-off or similar rights and remedies as to deposit accounts or other funds maintained with a creditor depository institution; provided, however, that (A) such deposit account is not a dedicated cash collateral account and is not subject to restrictions against access by the Company in excess of those set forth by regulations promulgated by the Federal Reserve Board and (B) such deposit account is not intended by the Company to provide collateral to the depository institution;

          (3)   Liens for taxes not yet subject to penalties for non-payment or which are being contested in good faith by appropriate proceedings;

          (4)   Liens in favor of issuers of surety bonds or letters of credit issued pursuant to the request of and for the account of such Person in the ordinary course of its business; provided, however, that such letters of credit do not constitute Indebtedness;

          (5)   minor survey exceptions, minor encumbrances, easements or reservations of, or rights of others for, licenses, rights-of-way, sewers, electric lines, telegraph and telephone lines and other similar purposes, or zoning or other restrictions as to the use of real property or Liens incidental to the conduct of the business of such Person or to the ownership of its properties which were not Incurred in connection with Indebtedness and which do not in the aggregate materially adversely affect the value of said properties or materially impair their use in the operation of the business of such Person;

          (6)   Liens securing Indebtedness Incurred to finance the construction, purchase or lease of, or repairs, improvements or additions to, property, plant or equipment of such Person; provided, however, that the Lien may not extend to any other property owned by such Person or any of its Restricted Subsidiaries at the time the Lien is Incurred (other than assets and property affixed or appurtenant thereto or proceeds or distributions thereof), and the Indebtedness (other than any interest thereon) secured by the Lien may not be Incurred more than 180 days after the later of the acquisition, completion of construction, repair, improvement, addition or commencement of full operation of the property subject to the Lien;

          (7)   (i) Liens on the Collateral securing Indebtedness Incurred pursuant to clause (4) of the second paragraph under "—Certain covenants—Limitation on indebtedness" and (ii) other Liens on the Collateral securing Additional Pari Passu Lien Indebtedness; provided that the First Lien Leverage Ratio, after giving effect to the incurrence of such Additional Pari Passu Lien Indebtedness and Liens, shall not exceed 3.50 to 1.0; provided further that an authorized representative of the holders of such Indebtedness shall have executed a joinder to the First Lien Intercreditor Agreement in the form provided therein;

          (8)   Liens existing on the Issue Date other than Liens securing the Notes and the Priority Payment Lien Obligations;

          (9)   Liens on property or shares of Capital Stock of another Person at the time such other Person becomes a Subsidiary of such Person; provided, however, that the Liens may not extend to any other property owned by such Person or any of its Restricted Subsidiaries (other than assets and property affixed or appurtenant thereto or proceeds or distributions thereof);

          (10) Liens on property at the time such Person or any of its Subsidiaries acquires the property, including any acquisition by means of a merger or consolidation with or into such Person or a Subsidiary of such Person; provided, however, that the Liens may not extend to any other property owned by such Person or any of its Restricted Subsidiaries (other than assets and property affixed or appurtenant thereto or proceeds or distributions thereof);

          (11) Liens securing Indebtedness or other obligations of a Subsidiary of such Person owing to such Person or a Restricted Subsidiary of such Person;

          (12) Liens securing Hedging Obligations so long as such Hedging Obligations relate to Indebtedness that is, and is permitted to be under the Indenture, secured by a Lien on the same property securing such Hedging Obligations;

          (13) Liens to secure any Refinancing (or successive Refinancings) as a whole, or in part, of any Indebtedness secured by any Lien referred to in the foregoing clause (6), (8), (9) or (10); provided, however, that:

            (A)  such new Lien shall be limited to all or part of the same property and assets that secured or, under the written agreements pursuant to which the original Lien arose, could secure the original Lien (plus improvements and accessions to, such property or proceeds or distributions thereof); and

            (B)  the Indebtedness secured by such Lien at such time is not increased to any amount greater than the sum of (x) the outstanding principal amount or, if greater, committed amount of the Indebtedness described under clause (6), (8), (9) or (10) at the time the original Lien became a Permitted Lien and (y) an amount necessary to pay any fees and expenses, including premiums, related to such refinancing, refunding, extension, renewal or replacement;

          (14) Liens arising under the Indenture in favor of the Trustee for its own benefit and similar Liens in favor of other trustees, agents and representatives arising under instruments governing Indebtedness permitted to be Incurred under the Indenture, provided, that such Liens are solely for the benefit of the trustees, agents or representatives in their capacities as such and not for the benefit of the holders of such Indebtedness;

          (15) Liens securing Priority Payment Lien Obligations; provided an authorized representative of the holders of such Indebtedness shall have executed a joinder to the First Lien Intercreditor Agreement;

          (16) Liens on the Collateral securing Junior Lien Obligations; provided that an authorized representative of the holders of such Indebtedness shall have executed a joinder to the Junior Lien Intercreditor Agreement in the form provided therein;

          (17) Liens on cash securing reimbursement obligations under letters of credit in aggregate amount no to exceed $15.0 million;

          (18) Liens securing Hedging Obligations otherwise permitted to be Incurred under the Indenture in an aggregate amount not to exceed $5.0 million; and

          (19) other Liens not to exceed $10.0 million outstanding at any time.

        For purposes of this definition, the term "Indebtedness" shall be deemed to include interest on such Indebtedness.

        "Person" means any individual, corporation, partnership, limited liability company, joint venture, association, joint-stock company, trust, unincorporated organization, government or any agency or political subdivision thereof or any other entity.

        "Preferred Stock", as applied to the Capital Stock of any Person, means Capital Stock of any class or classes (however designated) which is preferred as to the payment of dividends or distributions, or as to the distribution of assets upon any voluntary or involuntary liquidation or dissolution of such Person, over shares of Capital Stock of any other class of such Person.

        "principal" of a Note means the principal of such Note, plus the premium, if any, payable on the Note which is due or overdue or is to become due at the relevant time.

        "Priority Payment Lien Obligations" means any Indebtedness Incurred pursuant to clause (1) of the second paragraph under "—Certain covenants—Limitation on indebtedness"; provided that Hedging Obligations Incurred under such clause (1) and secured pursuant to clause (18) of the definition of "Permitted Liens" that are cash collateralized shall not constitute Priority Payment Lien Obligations.

        "Public Equity Offering" means an underwritten public offering of common stock of the Company or Parent (so long as the Parent makes a capital contribution to the Company with the net proceeds thereof) pursuant to an effective registration statement under the Securities Act.

        "Purchase Money Note" means a promissory note of a Securitization Entity evidencing a line of credit, which may be irrevocable, from the Company or any Subsidiary of the Company in connection with a Qualified Securitization Transaction to a Securitization Entity, which note shall be repaid from cash available to the Securitization Entity, other than amounts required to be established as reserves pursuant to agreements, amounts paid to investors in respect of interest, principal and other amounts paid in connection with the purchase of newly generated receivables or newly acquired equipment.

        "Qualified Equity Offering" means a public or private offering of Capital Stock (other than Disqualified Stock) of the Company or Parent (to the extent the net proceeds are contributed to the Company).

        "Qualified Securitization Transaction" means any transaction or series of transactions that may be entered into by the Company or any of its Subsidiaries pursuant to which the Company or any of its Subsidiaries may sell, convey or otherwise transfer to (1) a Securitization Entity, in the case of a transfer by the Company or any of its Subsidiaries, and (2) any other Person, in the case of a transfer by a Securitization Entity, or may grant a security interest in, any accounts receivable or equipment, whether now existing or arising or acquired in the future, of the Company or any of its Subsidiaries, and any assets related thereto, including all collateral securing such accounts receivable and equipment, all contracts and contract rights and all guarantees or other obligations in respect of such accounts receivable and equipment, proceeds of such accounts receivable and equipment and other assets, including contract rights, that are customarily transferred or in respect of which security interests are customarily granted in connection with asset securitization transactions involving accounts receivable and equipment.

        "Refinance" means, in respect of any Indebtedness, to refinance, extend, renew, refund, repay, prepay, redeem, purchase, defease or retire, or to issue other Indebtedness in exchange or replacement for, such Indebtedness. "Refinanced" and "Refinancing" shall have correlative meanings.

        "Refinancing Indebtedness" means Indebtedness that Refinances any Indebtedness of the Company or any Restricted Subsidiary of the Company existing on the Issue Date or Incurred in compliance with the Indenture, including Indebtedness that Refinances Refinancing Indebtedness; provided, however, that:

          (1)   such Refinancing Indebtedness has a Stated Maturity no earlier than the Stated Maturity of the Indebtedness being Refinanced;

          (2)   such Refinancing Indebtedness has an Average Life at the time such Refinancing Indebtedness is Incurred that is equal to or greater than the Average Life of the Indebtedness being Refinanced;

          (3)   such Refinancing Indebtedness has an aggregate principal amount (or if Incurred with original issue discount, an aggregate issue price) that is equal to or less than the aggregate principal amount (or if Incurred with original issue discount, the aggregate accreted value) then outstanding or committed (plus fees and expenses, including any premium and defeasance costs) under the Indebtedness being Refinanced; and

          (4)   if the Indebtedness being Refinanced is subordinated in right of payment to the Notes, such Refinancing Indebtedness is subordinated in right of payment to the Notes at least to the same extent as the Indebtedness being Refinanced;

provided further, however, that Refinancing Indebtedness shall not include (A) Indebtedness of a Subsidiary that Refinances Indebtedness of the Company, (B) Indebtedness of the Company or a Restricted Subsidiary of the Company that Refinances Indebtedness of an Unrestricted Subsidiary or (C) Indebtedness under any Credit Agreement.

        "Registration Rights Agreement" means the Registration Rights Agreement dated the Issue Date, among the Company, J.P. Morgan Securities Inc., Broadpoint Capital, Inc. and Oppenheimer & Co. Inc.

        "Related Business" means any business in which the Company or any of its Subsidiaries was engaged on the Issue Date and any business related, ancillary or complementary to any business of the Company in which the Company or any of its Subsidiaries was engaged on the Issue Date or any reasonable extension, development or expansion of the business of the Company or its Restricted Subsidiaries.

        "Restricted Payment" with respect to any Person means:

          (1)   the declaration or payment of any dividends or any other distributions of any sort in respect of its Capital Stock (including any payment in connection with any merger or consolidation involving such Person) or similar payment to the direct or indirect holders of its Capital Stock (other than (A) dividends or distributions payable solely in its Capital Stock (other than Disqualified Stock), (B) dividends or distributions payable solely to the Company or a Restricted Subsidiary of the Company and (C) pro rata dividends or other distributions made by a Subsidiary that is not a Wholly Owned Subsidiary to minority stockholders (or owners of an equivalent interest in the case of a Subsidiary that is an entity other than a corporation));

          (2)   the purchase, redemption or other acquisition or retirement for value of any Capital Stock of the Company held by any Person (other than a Restricted Subsidiary of the Company) or of any Capital Stock of a Restricted Subsidiary of the Company held by any Affiliate of the Company (other than the Company or a Restricted Subsidiary of the Company), including in connection with any merger or consolidation and including the exercise of any option to exchange any Capital Stock (other than into Capital Stock of the Company that is not Disqualified Stock);

          (3)   the purchase, repurchase, redemption, defeasance or other acquisition or retirement for value of any (i) Subordinated Obligations, (ii) unsecured Indebtedness and (iii) Junior Lien Obligations (other than from the Company or a Restricted Subsidiary of the Company);

          (4)   the making of any Investment (other than a Permitted Investment) in any Person; and

          (5)   any payment in connection with any plea, judgment, settlement, penalty or fine arising from or related to lawsuits, government proceedings or regulatory actions or investigations in connection with matters relating to the pending Department of Justice investigation of Parent and its subsidiaries and the litigation related thereto.

        "Restricted Subsidiary" of a Person means any Subsidiary of such Person that is not an Unrestricted Subsidiary of such Person.

        "Sale/Leaseback Transaction" means an arrangement relating to property owned by the Company or a Restricted Subsidiary of the Company on the Issue Date or thereafter acquired by the Company or a Restricted Subsidiary of the Company whereby the Company or a Restricted Subsidiary of the Company transfers such property to a Person and the Company or a Restricted Subsidiary of the Company leases it from such Person.

        "SEC" means the U.S. Securities and Exchange Commission.

        "Second Lien Notes" means those notes issued by the Company on the Issue Date in the Exchange Offer (as defined below in the definition of "Transactions") and any Refinancing Indebtedness Incurred to Refinance such Indebtedness.

        "Secured Parties" means (i) the Noteholders, (ii) the Trustee, (iii) the Collateral Agent and (iv) any successors, indorsees, transferees and assigns of each of the foregoing.

        "Securities Act" means the U.S. Securities Act of 1933, as amended.

        "Securitization Entity" means a wholly owned Subsidiary of the Company (or a wholly owned Subsidiary of another Person in which the Company or any Subsidiary of the Company makes an Investment and in which the Company or any Subsidiary of the Company transfers accounts receivable or equipment and related assets) that engages in no activities other than in connection with the financing of accounts receivable and that is designated by the Board of Directors of the Company (as provided below) as a Securitization Entity and:

          (1)   no portion of the Indebtedness or any other obligations (contingent or otherwise) of which:

            (a)   is guaranteed by the Company or any Restricted Subsidiary of the Company (excluding guarantees of obligations (other than the principal of, and interest on, Indebtedness) pursuant to Standard Securitization Undertakings);

            (b)   is recourse to or obligates the Company or any Restricted Subsidiary of the Company (other than such Securitization Entity) in any way other than pursuant to Standard Securitization Undertakings; or

            (c)   subjects any property or asset of the Company or any Restricted Subsidiary of the Company (other than such Securitization Entity), directly or indirectly, contingently or otherwise, to the satisfaction thereof, other than pursuant to Standard Securitization Undertakings

  (such Indebtedness described in this clause (1), "Non-Recourse Securitization Entity Indebtedness");

          (2)   with which neither the Company nor any Restricted Subsidiary of the Company (other than such Securitization Entity) has any material contract, agreement, arrangement or understanding other than those that might be obtained at the time from Persons that are not Affiliates of the Company, other than fees payable in the ordinary course of business in connection with servicing accounts receivable of such entity; and

          (3)   to which neither the Company nor any Restricted Subsidiary of the Company (other than such Securitization Entity) has any obligation to maintain or preserve such entity's financial condition or cause such entity to achieve certain levels of operating results.

        Any designation of a Subsidiary as a Securitization Entity shall be evidenced to the Trustee by filing with the Trustee a certified copy of the resolution of the Board of Directors of the Company giving effect to the designation and an Officers' Certificate certifying that the designation complied with the preceding conditions and was permitted by the Indenture.

        "Significant Subsidiary" means any Restricted Subsidiary of the Company that would be a "Significant Subsidiary" of the Company within the meaning of Rule 1-02 under Regulation S-X promulgated by the SEC as in effect on the Issue Date.

        "Standard Securitization Undertakings" means representations, warranties, covenants and indemnities entered into by the Company or any Restricted Subsidiary of the Company that are reasonably customary in an accounts receivable or equipment securitization transaction, including servicing of the obligations thereunder.

        "Stated Maturity" means, with respect to any security, the date specified in such security as the fixed date on which the final payment of principal of such security is due and payable, including pursuant to any mandatory redemption provision (but excluding any provision providing for the repurchase of such security at the option of the holder thereof upon the happening of any contingency unless such contingency has occurred).

        "Subordinated Obligation" means, with respect to a Person, any Indebtedness of such Person (whether outstanding on the Issue Date or thereafter Incurred) which is subordinate or junior in right of payment to the Notes or a Subsidiary Guaranty of such Person, as the case may be, pursuant to a written agreement to that effect.

        "Subsidiary" means, with respect to any Person, any corporation, association, partnership or other business entity of which more than 50% of the total voting power of shares of Voting Stock is at the time owned or controlled, directly or indirectly, by:

          (1)   such Person;

          (2)   such Person and one or more Subsidiaries of such Person; or

          (3)   one or more Subsidiaries of such Person.

        "Subsidiary Guaranty" means a Guarantee by a Subsidiary Guarantor of the Company's obligations with respect to the Notes.

        "Subsidiary Guarantor" means each Subsidiary of the Company that after the Issue Date guarantees the Notes pursuant to the terms of the Indenture or required by "—Certain covenants—Additional subsidiary guarantees; further assurances; insurance", in each case, unless and until released from such guarantees in accordance with the terms of the Indenture.

        "Tax Sharing Arrangement" means any tax sharing agreement or arrangement between the Company and any other Person with which the Company is required to, or is permitted to, file a consolidated, combined or unitary tax return or with which the Company is or could be part of a consolidated group for tax purposes.

        "Temporary Cash Investments" means any of the following:

          (1)   any investment in direct obligations of the United States of America or any agency thereof or obligations guaranteed by the United States of America or any agency thereof;

          (2)   investments in demand and time deposit accounts, certificates of deposit and money market deposits maturing within one year of the date of acquisition thereof issued by a bank or trust company which is organized under the laws of the United States of America, any State thereof or any foreign country recognized by the United States of America, and which bank or trust company has capital, surplus and undivided profits aggregating in excess of $50.0 million (or the foreign currency equivalent thereof) and has outstanding debt which is rated "A" (or such similar equivalent rating) or higher by at least one nationally recognized statistical rating organization (as defined in Rule 436 under the Securities Act) or any money-market fund sponsored by a registered broker dealer or mutual fund distributor;

          (3)   repurchase obligations with a term of not more than 90 days for underlying securities of the types described in clause (1) above entered into with a bank meeting the qualifications described in clause (2) above;

          (4)   investments in commercial paper, maturing not more than one year after the date of acquisition, issued by a corporation (other than an Affiliate of the Company) organized and in existence under the laws of the United States of America or any foreign country recognized by the United States of America with a rating at the time as of which any investment therein is made of "P-1" (or higher) according to Moody's Investors Service, Inc. or "A-1" (or higher) according to Standard and Poor's Ratings Group;

          (5)   investments in securities with maturities of one year or less from the date of acquisition issued or fully guaranteed by any state, commonwealth or territory of the United States of America, or by any political subdivision or taxing authority thereof, and rated at least "A" by Standard & Poor's Ratings Group or "A" by Moody's Investors Service, Inc.; and

          (6)   investments in money market funds that invest substantially all their assets in securities of the types described in clauses (1) through (5) above.

        "Transactions" means the (i) offering and sale of the Initial Notes and the application of the proceeds to refinance certain existing Indebtedness of the Company and Parent, (ii) the entering into the Credit Agreement and repayment and termination of the Company's existing credit agreement and (iii) the exchange offer and consent solicitation relating to Parent's existing 10 1/2% Senior Discount Notes due 2012 for the Second Lien Notes (the "Exchange Offer").

        "Treasury Rate" means, as obtained by the Company, the yield to maturity at the time of computation of United States Treasury securities with a constant maturity (as compiled and published in the most recent Federal Reserve Statistical Release H.15 (519) that has become publicly available at least two Business Days prior to the redemption date (or, if such Statistical Release is no longer published, any publicly available source of similar market data)) most nearly equal to the period from the redemption date to March 15, 2013; provided, however, that if the period from the redemption date to March 15, 2013 is not equal to the constant maturity of a United States Treasury security for which a weekly average yield is given, the Treasury Rate shall be obtained by linear interpolation (calculated to the nearest one-twelfth of a year) from the weekly average yields of United States Treasury securities for which such yields are given, except that if the period from the redemption date to February 15, 2013 is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year will be used.

        "Trust Indenture Act" means the Trust Indenture Act of 1939 (15 U.S.C. 77aaa-77bbbb) as in effect on the Issue Date.

        "Trust Officer" means the Chairman of the Board, the President or any other officer or assistant officer of the Trustee assigned by the Trustee to administer its corporate trust matters.

        "Trustee" means Wells Fargo Bank, National Association until a successor replaces it and, thereafter, means the successor.

        "Uniform Commercial Code" means the New York Uniform Commercial Code as in effect from time to time.

        "Unrestricted Subsidiary" means:

          (1)   any Subsidiary of the Company that at the time of determination shall be designated an Unrestricted Subsidiary by the Board of Directors of the Company in the manner provided below; and

          (2)   any Subsidiary of an Unrestricted Subsidiary.

        The Board of Directors of the Company may designate any Subsidiary of the Company (including any newly acquired or newly formed Subsidiary) to be an Unrestricted Subsidiary unless such Subsidiary or any of its Subsidiaries owns any Capital Stock or Indebtedness of, or holds any Lien on any property of, the Company or any other Subsidiary of the Company that is not a Subsidiary of the Subsidiary to be so designated or another Unrestricted Subsidiary; provided, however, that either (A) the Subsidiary to be so designated has total assets of $1,000 or less or (B) if such Subsidiary has assets greater than $1,000, such designation would be permitted under the covenant described under "—Certain covenants—Limitation on restricted payments".

        The Board of Directors of the Company may designate any Unrestricted Subsidiary to be a Restricted Subsidiary of the Company; provided, however, that immediately after giving effect to such designation (A) the Company could Incur $1.00 of additional Indebtedness under paragraph (a) of the covenant described under "—Certain covenants—Limitation on indebtedness" and (B) no Default shall have occurred and be continuing. Any such designation by the Board of Directors of the Company shall be evidenced to the Trustee by promptly filing with the Trustee a copy of the resolution of the Board of Directors of the Company giving effect to such designation and an Officers' Certificate certifying that such designation complied with the foregoing provisions.

        "U.S. Dollar Equivalent" means with respect to any monetary amount in a currency other than U.S. dollars, at any time for determination thereof, the amount of U.S. dollars obtained by converting such foreign currency involved in such computation into U.S. dollars at the spot rate for the purchase of U.S. dollars with the applicable foreign currency as published in The Wall Street Journal in the "Exchange Rates" column under the heading "Currency Trading" on the date two Business Days prior to such determination.

        Except as described under "—Certain covenants—Limitation on indebtedness", whenever it is necessary to determine whether the Company has complied with any covenant in the Indenture or a Default has occurred and an amount is expressed in a currency other than U.S. dollars, such amount will be treated as the U.S. Dollar Equivalent determined as of the date such amount is initially determined in such currency.

        "U.S. Government Obligations" means direct obligations (or certificates representing an ownership interest in such obligations) of the United States of America (including any agency or instrumentality thereof) for the payment of which the full faith and credit of the United States of America is pledged and which are not callable at the issuer's option.

        "Voting Stock" of a Person means all classes of Capital Stock or other interests (including partnership interests) of such Person then outstanding and normally entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof.

        "Wholly Owned Subsidiary" of a Person means a Restricted Subsidiary of such Person all the Capital Stock of which (other than directors' qualifying shares) is owned by such Person or one or more other Wholly Owned Subsidiaries of such Person.

Description of the second lien notes

        Reddy Ice Corporation issued the old second lien notes and will issue the new second lien notes under an Indenture (the "Indenture"), dated March 15, 2010, among itself, Reddy Ice Holdings, Inc. ("Parent") and Wells Fargo Bank, National Association, as Trustee. The terms of the Notes include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act.

        Certain terms used in this description are defined under the subheading "—Certain definitions". In this description the terms "Company", "we", "us" and "our" refer only to Reddy Ice Corporation and not to any of its Subsidiaries. The term "Notes" refers to the old second lien notes and the new second lien notes.

        The following description is only a summary of the material provisions of the Indenture, Registration Rights Agreement, Collateral Documents and the Intercreditor Agreement. Although we believe that we have disclosed in this prospectus all the material provisions of the Indenture, the Registration Rights Agreement, Collateral Documents and the Intercreditor Agreement, we urge you to read the Indenture, the Registration Rights Agreement, Collateral Documents and the Intercreditor Agreement because they, and not this description, define your rights as holders of the Notes. You may request copies of these agreements at our address as set forth below under the heading "Where you can find more information."

        The registered holder of a Note is treated as the owner of it for all purposes. Only registered holders have rights under the Indenture.

Brief description of the notes and guarantees

        The Notes are:

  •
  senior secured obligations of the Company;

  •
  secured, subject to Permitted Liens, on a second-priority basis, equally and ratably with all obligations of the Company and the Guarantors under any Pari Passu Lien Indebtedness to the extent set forth below under "—Security";

  •
  ranked equally in right of payment with any existing and future senior Indebtedness of the Company;

  •
  effectively senior to all of the Company's existing and future Indebtedness that is unsecured or secured by Liens that are junior to the Liens securing the Notes, in each case, to the extent of the value of the Collateral;

  •
  senior in right of payment to all future Subordinated Obligations of the Company;

  •
  structurally subordinated to all future Indebtedness of the Company's Subsidiaries that are not Guarantors, if any; and

  •
  effectively junior to the First Lien Obligations and any Indebtedness that is secured by Liens on assets that do not secure the Notes.

        The Notes and the obligations under the Indenture are secured by second-priority security interests in the Collateral (subject to certain exceptions and Permitted Liens). As a result, the Notes and the obligations under the Indenture are effectively junior to any Indebtedness of the Company and the Guarantors that is secured by assets that are not part of the Collateral securing the Notes, in each case, to the extent of the value of such assets. The Indebtedness Incurred under the First Lien Obligations (including the Credit Agreement and the First Lien Notes) is also secured by first-priority security interests in the Collateral but has a prior right of payment in the event of a foreclosure or in any bankruptcy, insolvency or similar event. Accordingly, the Notes are effectively subordinated to the First Lien Obligations to the extent of the value of the Collateral.

        The Notes are unconditionally guaranteed by Parent and each of our future wholly-owned domestic Restricted Subsidiaries. As of the Issue Date, we do not have any Subsidiaries.

        The Guarantees are:

  •
  senior secured obligations of each Guarantor;

  •
  secured, subject to Permitted Liens, on a second-priority basis, equally and ratably with all obligations of the Company and the Guarantors under any Pari Passu Lien Indebtedness to the extent set forth below under "—Security";

  •
  ranked equally in right of payment with all existing and future senior Indebtedness of each Guarantor;

  •
  effectively senior to all of the Guarantors' existing and future Indebtedness that is unsecured or secured by Liens that are junior to the Liens securing the Guarantees of the Notes, in each case, to the extent of the value of the Collateral;

  •
  senior in right of payment to future Indebtedness of the Guarantors that is expressly subordinated to the Guarantees of the Notes;

  •
  effectively junior to the First Lien Obligations and any Indebtedness of the Guarantors that is secured by Liens on assets that do not secure the Guarantees of the Notes; and

  •
  structurally subordinated to all future Indebtedness of the Guarantors' Subsidiaries that are not the Company or Guarantors.

        As of March 31, 2010, the Parent and the Company had approximately $450.6 million of Indebtedness on a consolidated basis, all but $11.8 million of which was secured. In addition, the Company had $35.0 million of availability under the Credit Agreement, all of which, when drawn, will constitute First Lien Obligations.

Principal, maturity and interest

        We issued the Notes initially with a stated aggregate principal amount of approximately $139.4 million on the Initial Settlement Date and the Final Settlement Date. On the Issue Date, we issued Notes in exchange for Old Notes tendered in the Exchange Offer prior to the Early Tender Date, and on the Final Settlement Date we issued Additional Notes (as defined below) in exchange for Old Notes tendered after the Early Tender Date and prior to the Expiration Date.

        We issued Notes in denominations of $2,000 principal amount and integral multiples of $1,000 principal amount. The Notes will mature on November 1, 2015. Subject to our compliance with the covenant described under the subheading "—Certain covenants—Limitation on indebtedness" and "—Certain covenants—Limitation on liens," we are permitted to issue an unlimited amount of additional Notes under the Indenture, including on the Final Settlement Date (the "Additional Notes"), on the same terms and conditions and with the same CUSIP numbers as the Notes offered hereby. Any Additional Notes will be secured, equally and ratably with the Notes offered hereby, by second-priority liens on the Collateral. The Notes and the Additional Notes, if any, will be treated as a single class for all purposes of the Indenture, including waivers, amendments, redemptions and offers to purchase. Unless the context otherwise requires, for all purposes of the Indenture and this "Description of the second lien notes", references to the Notes include any Additional Notes actually issued.

        Interest on the Notes will accrue at the rate of 13.25% per annum from March 15, 2010, or from the most recent date to which interest has been paid or provided for, and will be payable semiannually in arrears on May 1 and November 1 of each year, commencing on November 1, 2010. We will make each interest payment to the holders of record of the Notes on the immediately preceding April 15 and October 15. We will pay interest on overdue principal at 1% per annum in excess of the above rate and will pay interest on overdue installments of interest at such higher rate to the extent lawful. Interest is computed on the basis of a 360-day year comprised of twelve 30-day months.

Optional redemption

        Except as set forth below, we are not entitled to redeem the Notes at our option prior to March 1, 2013.

        On and after March 1, 2013, we will be entitled at our option to redeem all or a portion of the Notes upon not less than 30 nor more than 60 days' notice, at the redemption prices (expressed in percentages of principal amount on the redemption date), plus accrued and unpaid interest to the redemption date (subject to the right of Holders of record on the relevant record date to receive interest due on the relevant interest payment date), if redeemed during the 12-month period commencing on March 1 of the years set forth below:

Year	Percentage
2013	106.625%
2014	100.000%

        Prior to March 1, 2013, we will be entitled at our option on one or more occasions to redeem Notes (which includes Additional Notes, if any) in an aggregate principal amount not to exceed 35% of the aggregate principal amount of the Notes (which includes Additional Notes, if any) issued prior to such time at a redemption price (expressed as a percentage of principal amount as of the date of redemption) of 113.25%, plus accrued and unpaid interest to the redemption date, if any, with the net cash proceeds from one or more Qualified Equity Offerings (provided that if the Qualified Equity Offering is an offering by Parent, a portion of the Net Cash Proceeds thereof equal to the amount required to redeem any such Notes is contributed to the equity capital of the Company); provided, however, that

  (1)
  at least 65% of such aggregate principal amount of Notes (which includes Additional Notes, if any) remains outstanding immediately after the occurrence of each such redemption (other than Notes held, directly or indirectly, by the Company or its Affiliates); and

  (2)
  each such redemption occurs within 90 days after the date of the related Qualified Equity Offering.

        In addition, at any time prior to March 1, 2013, the Company may redeem the Notes, in whole or in part, at a redemption price equal to 100% of the principal amount thereof plus the Applicable Premium, plus accrued and unpaid interest, if any, and additional interest thereon, if any, to, but excluding, the redemption date (subject to the right of Holders of record on the relevant record date to receive interest due on the relevant interest payment date).

Selection and notice of redemption

        If we are redeeming less than all the Notes at any time, the Trustee will select Notes on a pro rata basis to the extent practicable.

        We will redeem Notes with a principal amount of $1,000 or less in whole and not in part; provided that no Notes with a principal amount of $2,000 or less shall be redeemed in part. We will cause notices of redemption to be mailed by first-class mail at least 30 but not more than 60 days before the redemption date to each holder of Notes to be redeemed at its registered address.

        If any Note is to be redeemed in part only, the notice of redemption that relates to that Note will state the portion of the principal amount thereof to be redeemed. We will issue a new Note in a principal amount equal at maturity to the unredeemed portion of the original Note in the name of the holder upon cancellation of the original Note. Notes called for redemption become due on the date fixed for redemption. On and after the redemption date, interest ceases to accrue, in each case to the extent applicable, on Notes or portions of them called for redemption.

Mandatory redemption; offers to purchase; open market purchases

        We are not required to make any mandatory redemption or sinking fund payments with respect to the Notes. However, under certain circumstances, we may be required to offer to purchase Notes as described under the captions "—Change of control" and "—Certain covenants—Limitation on sales of assets and subsidiary stock". We may at any time and from time to time purchase Notes in the open market or otherwise.

Guarantees

        Parent jointly and severally guarantees, on a senior secured basis, our obligations under these Notes. The Company has no Subsidiaries as of the Issue Date. Pursuant to the covenant described under "—Certain covenants—Additional subsidiary guarantees; further assurances; insurance," wholly-owned Restricted Subsidiaries acquired or created after the Issue Date (other than Foreign Subsidiaries and any Securitization Subsidiary) are required to become Subsidiary Guarantors. The obligations of each Subsidiary Guarantor under its Subsidiary Guaranty is limited as necessary to prevent that Subsidiary Guaranty from constituting a fraudulent conveyance under applicable law. See "Risk factors—Risks related to the notes—Federal and state fraudulent transfer laws may permit a court to void the guarantees, if any, and, if that occurs, you may not receive any payments on the notes."

        Each Subsidiary Guarantor that makes a payment under its Guarantee will be entitled upon payment in full of all guaranteed obligations under the Indenture to a contribution from each other Subsidiary Guarantor in an amount equal to such other Subsidiary Guarantor's pro rata portion of such payment based on the respective net assets of all the Subsidiary Guarantors at the time of such payment determined in accordance with GAAP.

        If a Guaranty were rendered voidable, it could be subordinated by a court to all other indebtedness (including guarantees and other contingent liabilities) of the applicable Guarantor, and, depending on the amount of such indebtedness, a Guarantor's liability on its Guaranty could be reduced to zero. See "Risk factors—Risks related to the notes—Federal and state fraudulent transfer laws may permit a court to void the guarantees, if any, and, if that occurs, you may not receive any payments on the notes."

        Pursuant to the Indenture, (A) Parent or a Subsidiary Guarantor may consolidate with, merge with or into, or transfer all or substantially all its assets to any other Person to the extent described below under "—Certain covenants—Merger and consolidation" and (B) the Capital Stock of a Subsidiary Guarantor may be sold or otherwise disposed of to another Person to the extent described below under "—Certain covenants—Limitation on sales of assets and subsidiary stock"; provided, however, that, in each such case, if such other Person is not the Company, Parent or a Subsidiary Guarantor, Parent's obligations under the Parent Guaranty (in the case of a consolidation, merger or transfer of all or substantially all the assets of Parent) or such Subsidiary Guarantor's obligations under its Subsidiary Guaranty (in the case of a consolidation, merger or transfer of all or substantially all the assets of such Subsidiary Guarantor) must be expressly assumed by such other Person, except that such assumption will not be required in the case of:

  (1)
  the sale or other disposition (including by way of consolidation or merger) of a Subsidiary Guarantor, including the sale or disposition of Capital Stock of a Subsidiary Guarantor following which such Subsidiary Guarantor is no longer a Subsidiary; or

  (2)
  the sale or disposition of all or substantially all the assets of a Subsidiary Guarantor;

in each case other than to the Company or an Affiliate of the Company and as permitted by the Indenture and if in connection therewith the Company provides an Officers' Certificate to the Trustee to the effect that the Company will comply with its obligations under the covenant described under "—Limitation on sales of assets and subsidiary stock" in respect of such disposition. Upon any sale or disposition described in clause (1) or (2) above, the obligor on the related Subsidiary Guaranty will be released from its obligations thereunder.

        The Subsidiary Guaranty of a Subsidiary Guarantor also will be released:

  (1)
  upon the designation of such Subsidiary Guarantor as an Unrestricted Subsidiary; or

  (2)
  if we exercise our legal defeasance option or our covenant defeasance option as described under "—Defeasance".

Security

        Subject to the limitations described under "—Intercreditor agreement" below, the obligations of the Company with respect to the Notes, the obligations of the Guarantors under the Parent Guaranty and Subsidiary Guarantees, and the performance of all other obligations of the Company and the Guarantors under the Indenture are secured equally and ratably with the obligations of the Company and the Guarantors under any Pari Passu Lien Indebtedness by a second-priority security interest, subject to Permitted Liens, in the following assets of the Company and the Guarantors, in each case whether now owned or hereafter acquired (other than Excluded Property) (the "Collateral"):

  (a)
  100% of the capital stock of or equity interests in direct Subsidiaries (other than Foreign Subsidiaries) owned by Parent, the Company and the Subsidiary Guarantors and 65% of the voting stock and 100% of the non-voting stock of direct Foreign Subsidiaries owned by the Company and the Subsidiary Guarantors;

  (b)
  all accounts, chattel paper, certain deposit accounts, documents (as defined in the Uniform Commercial Code), general intangibles, instruments, inventory, investment property, letter-of-credit rights and any supporting obligations related to any of the foregoing;

  (c)
  present and future intercompany debt owed to Parent, the Company or any Subsidiary Guarantor;

  (d)
  certain commercial tort claims;

  (e)
  all books and records pertaining to collateral;

  (f)
  all property of Parent, the Company or any Subsidiary Guarantor held by any collateral agent for any class of First Lien Obligations, the Notes or Pari Passu Lien Indebtedness, including all property of every description, in the custody of or in transit to any such collateral agent for any purpose, including safekeeping, collection or pledge, for the account of Parent, the Company or such Subsidiary Guarantor or as to which Parent, the Company or such Subsidiary Guarantor may have any right or power, including but not limited to cash;

  (g)
  all other goods and personal property of Parent, the Company or any Guarantor, whether tangible or intangible and wherever located;

  (h)
  owned real properties owned by Parent, the Company and the Subsidiary Guarantors with a cost or book value (whichever is greater) in excess of $1.5 million ("Material Real Property");

  (i)
  all intellectual property and intellectual property licenses of Parent, the Company and the Subsidiary Guarantors (including without limitation patents, trademarks and copyrights);

  (j)
  equipment;

  (k)
  substantially all of the other tangible and intangible assets of Parent, the Company and the Subsidiary Guarantors other than Excluded Property; and

  (l)
  to the extent not otherwise included, all proceeds of the foregoing.

        "Excluded Property" means, collectively, (i) any permit or license or any contractual obligation entered into by Parent, the Company or any Subsidiary Guarantor (A) that prohibits or requires the consent of any Person other than the Company and its Affiliates which has not been obtained as a condition to the creation by Parent, the Company or the applicable Subsidiary Guarantor of a Lien on any right, title or interest in such permit, license or contractual obligation or (B) to the extent that any requirement of law applicable thereto prohibits the creation of a Lien thereon, but only, with respect to the prohibition in clauses (A) and (B), to the extent, and for as long as, such prohibition is not terminated or rendered unenforceable or otherwise deemed ineffective by the Uniform Commercial Code or any other requirement of law, (ii) property owned by the Company or any Subsidiary Guarantor that is subject to a Lien permitted by clause (6) of the definition of "Permitted Liens" if the contractual obligation pursuant to which such Lien is granted (or in the document providing for such Lien) prohibits or requires the consent of any Person other than the Company and its Affiliates which has not been obtained as a condition to the creation of any other Lien on such item of property, (iii) any "intent to use" trademark applications for which a statement of use has not been filed (but only until such statement is filed), (iv) cash collateral for (A) letters of credit in an amount not to exceed $15.0 million and (B) Hedging Obligations entered into in the ordinary course of business in an aggregate amount not to exceed $5.0 million, (v) any general intangibles to the extent containing an enforceable restriction against the granting of a security interest therein and (vi) leasehold real property interests; provided, however, that "Excluded Property" shall not include any proceeds, products, substitutions or replacements of Excluded Property (unless such proceeds, products, substitutions or replacements would otherwise constitute Excluded Property).

        The Collateral is pledged pursuant to a security agreement by and among Parent, the Company, the Subsidiary Guarantors and the Collateral Agent (the "Security Agreement"). For the avoidance of doubt, no assets of any Subsidiary that is not a Subsidiary Guarantor (including any Capital Stock owned by any such Subsidiary) shall constitute Collateral.

        In addition, in the event that Rule 3-16 of Regulation S-X under the Securities Act (as amended or modified from time to time) is interpreted by the SEC to require (or is replaced with another rule or regulation, or any other law, rule or regulation is adopted, which would require) the filing with the SEC (or any other governmental agency) of separate financial statements of any Subsidiary of the Company due to the fact that such Subsidiary's Capital Stock secures the Notes, then the Capital Stock of such Subsidiary shall automatically be deemed not to be part of the Collateral but only to the extent necessary to not be subject to such requirement (the "Rule 3-16 Exception"). In such event, the Collateral Documents may be amended or modified, without the consent of any Holder, to the extent necessary to release the security interests in favor of the Collateral Agent on the shares of Capital Stock that are so deemed to no longer constitute part of the Collateral. In the event that Rule 3-16 of Regulation S-X under the Securities Act (as amended or modified from time to time) is interpreted by the SEC to permit (or are replaced with another rule or regulation, or any other law, rule or regulation is adopted, which would permit) such Subsidiary's Capital Stock to secure the Notes in excess of the amount then pledged without the filing with the SEC (or any other governmental agency) of separate financial statements of such Subsidiary, then the Capital Stock of such Subsidiary shall automatically be deemed to be a part of the Collateral but only to the extent necessary to not be subject to any such financial statement requirement.

        We did not grant or take the actions required to perfect the security interests in all of the Collateral by the Issue Date. In particular, we will be required to provide certain ancillary documents related to the mortgages with respect to any Material Real Property within 90 days of the Issue Date.

        The Collateral Documents for the Notes provide that, to the extent the Company or any Subsidiary Guarantor incurs Additional Pari Passu Lien Indebtedness, the trustee or agent for such Additional Pari Passu Lien Indebtedness will execute a joinder to each Collateral Document, to the extent necessary to cause such Additional Pari Passu Lien Indebtedness to be secured on a pari passu basis with the Notes. Subject to the First Lien Intercreditor Agreement, the Collateral Agent will take direction under the Collateral Documents from the holders of the majority of the outstanding principal amount of Pari Passu Lien Indebtedness. Proceeds from any Collateral will be applied first to the fees and expenses of the Collateral Agent and then pro rata to all Pari Passu Lien Obligations.

Use and release of collateral

        Unless an Event of Default shall have occurred and be continuing and, subject to the terms of the Intercreditor Agreement, the Collateral Agent or any First Lien Collateral Agent shall have commenced enforcement of remedies under the Collateral Documents, Parent, the Company and the Subsidiary Guarantors will have the right to remain in possession and retain exclusive control of the Collateral, to freely operate the Collateral and to collect, invest and dispose of any income thereon.

        The Indenture and the Collateral Documents, however, generally require Parent, the Company and the Guarantors to deliver to the collateral agent under the Credit Agreement and for such collateral agent to maintain in its possession certificates evidencing pledges of stocks and instruments evidencing Indebtedness and, subject to certain exceptions specified in the Indenture and the Collateral Documents, to maintain all cash and cash equivalents of Parent, the Company and the Guarantors (other than cash and cash equivalents not exceeding $250,000 in the aggregate, provided that, notwithstanding such threshold, a control account shall always cover the Company's and its Subsidiaries' main collection account) at an account or accounts (a) with a financial institution that has entered into a control agreement in favor of one of the First Lien Collateral Agents with respect to such account(s) or (b) at an account the entire balance of which is swept at least once every three business days to an account described in clause (a) above on and after the Issue Date.

        Release of collateral.    The Indenture provides that the Liens on the Collateral securing the Notes will automatically and without the need for any further action by any Person be released:

  (1)
  in whole or in part, as applicable, as to all or any portion of property subject to such Liens which has been taken by eminent domain, condemnation or other similar circumstances;

  (2)
  in whole upon:

  (a)
  satisfaction and discharge of the Indenture as set forth below under "—Satisfaction and discharge"; or

  (b)
  a legal defeasance or covenant defeasance of the Indenture as described below under "—Defeasance".

  (3)
  in part, as to any property that (a) is sold, transferred or otherwise disposed of by the Company or any Subsidiary Guarantor (other than to the Company or another Subsidiary Guarantor) in a transaction not prohibited by the Indenture at the time of such sale, transfer or disposition or (b) is owned or at any time acquired by a Subsidiary Guarantor that has been released from its Subsidiary Guaranty in accordance with the Indenture, concurrently with the release of such Guarantee (including in connection with the designation of a Subsidiary Guarantor as an Unrestricted Subsidiary); and

  (4)
  in part, in accordance with the applicable provisions of the Collateral Documents and as described below with respect to the Intercreditor Agreement.

        The Liens on any Collateral securing the Pari Passu Lien Obligations will also terminate and be released automatically if the first priority Liens on such Collateral securing First Lien Obligations are released by the First Lien Collateral Agents on behalf of the First Lien Secured Parties, unless such release occurs in connection with, and after giving effect to, a Discharge of First Lien Obligations, which discharge is not in connection with a foreclosure of, or other exercise of remedies with respect to, Collateral by the First Lien Secured Parties (such discharge not in connection with any such foreclosure or exercise of remedies, a "Payment Discharge") (provided that, in the case of a Payment Discharge, the Liens on any Collateral disposed of in connection with the satisfaction in whole or in part of First Lien Obligations shall be automatically released but any proceeds thereof not used for purposes of the Discharge of First Lien Obligations or otherwise in accordance with the Indenture shall be subject to Liens in favor of the Pari Passu Lien Secured Parties). In the event of a Payment Discharge, the Liens on Collateral securing the Notes shall become first-priority security interests, subject to Permitted Liens and subject to any intercreditor agreements or arrangements among Pari Passu Lien Secured Parties permitted under the Intercreditor Agreement; provided that if Parent, the Company or any Subsidiary Guarantors incur at any time thereafter any new or replacement First Lien Obligations permitted under the Indenture, then such Payment Discharge shall automatically be deemed not to have occurred for all purposes of the Intercreditor Agreement, the First Lien Documents and the Pari Passu Lien Documents, and such new Obligations shall automatically be treated as First Lien Obligations for all purposes of the Intercreditor Agreement, including for purposes of the Lien priorities and rights in respect of Collateral set forth therein, and the related documents shall be treated as First Lien Documents.

        Certain limitations on the collateral.    The right of the Collateral Agent or the First Lien Collateral Agents for any First Lien Obligations to take possession and dispose of the Collateral following an Event of Default is likely to be significantly impaired by applicable bankruptcy law if a bankruptcy proceeding were to be commenced by or against the Company or the Subsidiary Guarantors prior to the Collateral Agent or the First Lien Collateral Agents having taken possession and disposed of the Collateral. Under the U.S. Bankruptcy Code, a secured creditor is prohibited from taking its security from a debtor in a bankruptcy case, or from disposing of security taken from such debtor, without bankruptcy court approval. Moreover, the U.S. Bankruptcy Code permits the debtor in certain circumstances to continue to retain and to use collateral owned as of the date of the bankruptcy filing (and the proceeds, products, offspring, rents or profits of such collateral) even though the debtor is in default under the applicable debt instruments, provided that the secured creditor is given "adequate protection." The meaning of the term "adequate protection" may vary according to circumstances. In view of the lack of a precise definition of the term "adequate protection" and the broad discretionary powers of a bankruptcy court, it is impossible to predict how long payments under the Notes could be delayed following commencement of a bankruptcy case, whether or when the applicable collateral agent could repossess or dispose of the Collateral, or whether or to what extent Holders would be compensated for any delay in payment or loss of value of the Collateral pursuant to the requirement of "adequate protection".

        Furthermore, in the event a U.S. bankruptcy court determines the value of the Collateral (after giving effect to any prior Liens) is not sufficient to repay all amounts due on the First Lien Obligations, the Notes and any other Pari Passu Lien Indebtedness, the First Lien Obligations would be repaid in full prior to any payments being made on the Notes and other Pari Passu Lien Indebtedness and then the holders of the Notes and other Pari Passu Lien Indebtedness would hold secured claims to the extent of the value of the Collateral, and would hold unsecured claims with respect to any shortfall. Applicable U.S. bankruptcy laws permit the payment and/or accrual of post-petition interest, costs and attorneys' fees during a debtor's bankruptcy case only to the extent the claims are oversecured or the debtor is solvent at the time of reorganization. In addition, if the Company or the Guarantors were to become the subject of a bankruptcy case, the bankruptcy court, among other things, may avoid certain prepetition transfers made by the entity that is the subject of the bankruptcy filing, including, without limitation, transfers held to be preferences or fraudulent conveyances.

        The Company and Parent generally are not required to take any actions to perfect the security interest of the Collateral Agent in the Collateral beyond the filing of UCC financing statements, mortgages pursuant to clause (h) of the first paragraph under "—Security," control agreements pursuant to the second paragraph under "—Use and release of collateral" and filings with respect to U.S. registered intellectual property pursuant to clause (i) of the first paragraph under "—Security". To the extent the Collateral Agent does not have a perfected security interest in any Collateral, the Collateral Agent's security interest will not be enforceable against third parties.

Intercreditor agreement

        On the Issue Date, the Collateral Agent entered into the Intercreditor Agreement by and among the Collateral Agent, the collateral agent under the Credit Agreement and the collateral agent under the First Lien Notes (as the same may be amended from time to time, the "Intercreditor Agreement") with respect to the Collateral. Pursuant to the terms of the Intercreditor Agreement, prior to the Discharge of First Lien Obligations, the First Lien Collateral Agents, acting on behalf of the First Lien Secured Parties, and subject to the First Lien Intercreditor Agreement, will determine the time and method by which the security interests in the Collateral will be enforced and will have the sole and exclusive right to manage, perform and enforce the terms of the Collateral Documents relating to the Collateral and to exercise and enforce all privileges, rights and remedies thereunder according to its direction, including to take or retake control or possession of such Collateral and to hold, prepare for sale, marshall, process, sell, lease, dispose of or liquidate such Collateral, including, without limitation, following the occurrence of a Default or Event of Default under the Indenture. The Collateral Agent will not be permitted to enforce the security interests even if any Event of Default under the Indenture governing the Notes has occurred and the Notes have been accelerated except (a) in any insolvency or liquidation proceeding, solely as necessary to file a proof of claim or statement of interest with respect to the Notes or the other Pari Passu Lien Indebtedness or (b) as necessary to take any action in order to prove, preserve, perfect or protect (but not enforce) its security interest and rights in, and the perfection and priority of its Lien on, the Collateral. After the Discharge of First Lien Obligations, the Collateral Agent in accordance with the provisions of the Pari Passu Lien Documents will distribute all cash proceeds (after payment of the costs of enforcement and collateral administration and any other amounts owed to the Collateral Agent or the Trustee) of the Collateral received by it under the Collateral Documents for the ratable benefit of the holders of the Notes and other Pari Passu Lien Indebtedness. The proceeds from the sale of the Collateral remaining after the satisfaction of all First Lien Obligations may not be sufficient to satisfy the Notes and other Pari Passu Lien Indebtedness.

        The Collateral Agent, for itself and on behalf of each Pari Passu Lien Secured Party, has agreed pursuant to the Intercreditor Agreement that (a) it will not (and thereby waives any right to) take any action to challenge, contest or support any other Person in contesting or challenging, directly or indirectly, in any proceeding (including any insolvency or liquidation proceeding), the validity, perfection, priority or enforceability of a Lien securing any First Lien Obligations held (or purported to be held) by or on behalf of the First Lien Collateral Agents or any of the First Lien Secured Parties or any agent or trustee therefor in any Collateral and (b) it will not oppose or otherwise contest (or support any other Person contesting) any request for judicial relief made in any court by the First Lien Collateral Agent or any First Lien Secured Parties relating to the lawful enforcement of any first-priority Lien on Collateral.

        In addition, the Intercreditor Agreement provides that, prior to the Discharge of First Lien Obligations, (1) the First Lien Collateral Agent may take actions with respect to the Collateral (including the release of Collateral and the manner of realization (subject to the provisions described under "—Use and release of collateral—Release of collateral")) without the consent of the Collateral Agent or other Pari Passu Lien Secured Parties and (2) Parent, the Company and the Subsidiary Guarantors may require the Collateral Agent to agree to modify the Collateral Documents, or the

Intercreditor Agreement, without the consent of the Collateral Agent or other Pari Passu Lien Secured Parties, to secure additional extensions of credit and add additional First Lien Secured Parties or Pari Passu Lien Secured Parties, to the extent such Indebtedness and related Liens are incurred in compliance with the covenants set forth under "—Limitation on indebtedness" and "—Limitation on liens." In addition, the Intercreditor Agreement provides that in the event that the First Lien Collateral Agent or the First Lien Secured Parties enter into any amendment, waiver or consent in respect of or replace any of the First Lien Collateral Documents for the purpose of adding to, or deleting from, or waiving or consenting to any departures from any provisions of, any First Lien Collateral Document or changing in any manner the rights of the First Lien Collateral Agent, the First Lien Secured Parties, Parent, the Company or any Subsidiary Guarantor thereunder (including the release of any Liens in Collateral in accordance with the provisions described under "—Use and release of collateral—Release of collateral"), then such amendment, waiver or consent shall apply automatically to any comparable provision of each comparable Collateral Document in favor of the Notes and other Pari Passu Lien Indebtedness without the consent of the Collateral Agent or any Pari Passu Lien Secured Party and without any action by the Pari Passu Collateral Agents, Parent, the Company or any Subsidiary Guarantor; provided that such amendment, waiver or consent does not materially adversely affect the rights of the Pari Passu Lien Secured Parties or the interests of the Pari Passu Lien Secured Parties in the Collateral in a manner materially different from that affecting the rights of the First Lien Secured Parties thereunder or therein. Any provider of additional extensions of credit shall be entitled to rely on the determination of an Officer that such modifications do not expressly violate the provisions of the Credit Agreement or the Indenture if such determination is set forth in an Officer's Certificate delivered to such provider.

        So long as the Discharge of First Lien Obligations has not occurred, the Collateral or proceeds thereof received in connection with the sale or other disposition of, or collection on, such Collateral upon the exercise of remedies will be applied to the First Lien Obligations to be distributed in accordance with the First Lien Intercreditor Agreement prior to application to the Notes or other Pari Passu Lien Indebtedness in such order as specified in the relevant First Lien Documents until the Discharge of First Lien Obligations has occurred. Upon the Discharge of First Lien Obligations, the First Lien Collateral Agents shall deliver to the Collateral Agent (for the benefit of all Pari Passu Lien Secured Parties) any remaining proceeds of Collateral held by it in the same form as received, with any necessary endorsements or as a court of competent jurisdiction may otherwise direct to be applied by the Collateral Agent to the Notes and other Pari Passu Lien Indebtedness in such order as specified in the Collateral Documents.

        In addition, so long as the Discharge of First Lien Obligations has not occurred, none of the Collateral Agent nor any Pari Passu Lien Secured Party shall acquire or hold any Lien on any assets of Parent, the Company or any Subsidiary (and neither Parent, the Company nor any Subsidiary shall grant such Lien) securing the Notes and other Pari Passu Lien Indebtedness that are not also subject to the first-priority Lien in respect of the First Lien Obligations under the First Lien Documents. If the Collateral Agent or any Pari Passu Lien Secured Party shall acquire or hold any Lien on any assets of Parent, the Company or any Subsidiary that is not also subject to the first-priority Lien in respect of the First Lien Obligations under the First Lien Documents, then the Collateral Agent or such Pari Passu Lien Secured Party shall, without the need for any further consent of any party and notwithstanding anything to the contrary in any other document, be deemed to also hold and have held such Lien for the benefit of the First Lien Collateral Agents as security for the First Lien Obligations (subject to the lien priority and other terms hereof).

        The Collateral Agent and each other Pari Passu Lien Secured Party agree in the Intercreditor Agreement that any Lien purported to be granted on any Collateral as security for First Lien Obligations shall be deemed to be and shall be deemed to remain senior in all respects and prior to all Liens on the Collateral securing the Notes and other Pari Passu Lien Indebtedness for all purposes regardless of whether the Lien purported to be granted is found to be improperly granted, improperly perfected, preferential, a fraudulent conveyance or legally or otherwise deficient or invalid, in whole or in part, in any manner.

        Any Collateral or proceeds thereof received by any Pari Passu Lien Secured Party at a time when such receipt is not expressly permitted by the terms of the Intercreditor Agreement or prior to the Discharge of First Lien Obligations shall be segregated and held in trust for the benefit of and forthwith paid over to the First Lien Collateral Agent (and/or its designees) for the benefit of the First Lien Secured Parties in the same form as received, with any necessary endorsements or as a court of competent jurisdiction may otherwise direct.

        If any First Lien Secured Party is required in any insolvency or liquidation proceeding or otherwise to turn over or otherwise pay to the estate of Parent, the Company or any other Guarantor (or any trustee, receiver or similar person therefor), because the payment of such amount was declared to be fraudulent or preferential in any respect or for any other reason, any amount (a "Recovery"), whether received as proceeds of security, enforcement of any right of setoff or otherwise, then as among the parties hereto, the First Lien Obligations shall be deemed to be reinstated to the extent of such Recovery and to be outstanding as if such payment had not occurred and such First Lien Secured Party shall be entitled to a reinstatement of First Lien Obligations with respect to all such recovered amounts and shall have all rights hereunder. If the Intercreditor Agreement shall have been terminated prior to such Recovery, the Intercreditor Agreement shall be reinstated in full force and effect, and such prior termination shall not diminish, release, discharge, impair or otherwise affect the obligations of the parties thereto.

        Any Collateral or proceeds thereof received by any Pari Passu Lien Secured Party prior to the time of such Recovery shall be deemed to have been received prior to the Discharge of First Lien Obligations and subject to the provisions of the immediately preceding paragraph.

        In addition, if at any time in connection with or after the Discharge of First Lien Obligations the Company either in connection therewith or thereafter enters into any Refinancing of any First Lien Document evidencing a First Lien Obligation, then such Discharge of First Lien Obligations shall automatically be deemed not to have occurred for all purposes of the Intercreditor Agreement, the First Lien Documents and the Pari Passu Lien Documents, and the obligations under such Refinancing shall automatically be treated as First Lien Obligations for all purposes of the Intercreditor Agreement, including for purposes of the Lien priorities and rights in respect of Collateral set forth therein, the related documents shall be treated as First Lien Documents for all purposes of the Intercreditor Agreement and the first lien collateral agent under such Refinanced First Lien Documents shall be First Lien Collateral Agent for all purposes of the Intercreditor Agreement.

        The Intercreditor Agreement provides that, prior to the Discharge of First Lien Obligations, neither the Collateral Agent nor any other Pari Passu Lien Secured Parties may assert or enforce any right of marshalling accorded to a junior lienholder, as against the First Lien Collateral Agent or any First Lien Secured Party (in their capacity as priority lienholders). Following the Discharge of First Lien Obligations, the Pari Passu Lien Secured Parties may assert their right under the Uniform Commercial Code or otherwise to any proceeds remaining following a sale or other disposition of Collateral by, or on behalf of, the First Lien Collateral Agent or the First Lien Secured Parties. This waiver of all rights of marshalling prior to the Discharge of First Lien Obligations may result in proceeds from the sale of Collateral (in which the Pari Passu Lien Secured Parties have second-priority Liens) being applied to repay First Lien Obligations prior to the payment of any amounts to Pari Passu Lien Secured Parties. In that scenario, Pari Passu Lien Secured Parties may recover less than they would have if such proceeds were applied in the order most favorable to the Pari Passu Lien Secured Parties.

        So long as the Discharge of First Lien Obligations has not occurred, whether or not any insolvency or liquidation proceeding has been commenced by or against Parent, the Company or any Subsidiary Guarantor, (i) neither the Collateral Agent nor any Pari Passu Lien Secured Party will (x) exercise or seek to exercise any rights or remedies (including setoff or the right to credit bid debt (except under limited circumstances)) with respect to any collateral securing both the First Lien Obligations and Notes and other Pari Passu Lien Indebtedness, or institute any action or proceeding with respect to such rights or remedies (including any action of foreclosure), (y) contest, protest or otherwise object to any foreclosure or enforcement proceeding or action brought with respect to the Collateral or any other collateral by any First Lien Collateral Agent or any First Lien Secured Party in respect of the First Lien Obligations, the exercise of any right by any First Lien Collateral Agent or any First Lien Secured Party (or any agent or sub-agent on their behalf) in respect of the First Lien Obligations under any control agreement, lockbox agreement, landlord waiver or bailee's letter or similar agreement or arrangement to which the Collateral Agent or any Pari Passu Lien Secured Party either is a party or may have rights as a third-party beneficiary, or any other exercise by any such party of any rights and remedies as a secured party relating to such collateral or any other collateral under the First Lien Documents or otherwise in respect of First Lien Obligations, or (z) object to any waiver or forbearance by the First Lien Secured Parties from or in respect of bringing or pursuing any foreclosure proceeding or action or any other exercise of any rights or remedies relating to the Collateral or any other collateral in respect of First Lien Obligations and (ii) except as otherwise provided in the Intercreditor Agreement, the First Lien Collateral Agents and the First Lien Secured Parties shall have the sole and exclusive right to enforce rights, exercise remedies (including setoff and the right to credit bid their debt), marshal, process and make determinations regarding the release, disposition or restrictions, or waiver or forbearance of rights or remedies with respect to such collateral without any consultation with or the consent of the Collateral Agent or any Pari Passu Lien Secured Party.

        Notwithstanding the foregoing, the Intercreditor Agreement shall not be construed to in any way limit or impair the right of any Pari Passu Lien Secured Party from exercising a credit bid with respect to the Notes and other Pari Passu Lien Indebtedness in a sale or other disposition of Collateral under Section 363 of the Bankruptcy Code; provided that in connection with and immediately after giving effect to such sale and credit bid there occurs a Discharge of First Lien Obligations.

        Prior to the Discharge of the First Lien Obligations, with respect to any Collateral on which a Lien can be perfected by possession or control or of any deposit, securities or other account in which such Collateral is held, one of the First Lien Collateral Agents will hold such Collateral as gratuitous bailee and sub-agent for each other collateral agent in respect of Pari Passu Lien Indebtedness.

        In addition, the Collateral Agent and each other Pari Passu Lien Secured Party agree, among other things, that if Parent, the Company or any Subsidiary Guarantor is subject to any insolvency or liquidation proceeding:

          (1)   if any First Lien Collateral Agent, subject to the First Lien Intercreditor Agreement, desires to permit the use of cash collateral or to permit Parent, the Company or any Subsidiary Guarantor to obtain financing under Section 363 or Section 364 of the Bankruptcy Code or any similar provision in any Bankruptcy Law ("DIP Financing"), including if such DIP Financing is secured by Liens senior in priority to the Liens securing the Notes and other Pari Passu Lien Indebtedness, then the Collateral Agent, on behalf of the Trustee and the holders of the Notes and each applicable Pari Passu Lien Secured Party, agrees not to object to such use of cash collateral or DIP Financing and will not request adequate protection or any other relief in connection therewith (except to the extent permitted by the Intercreditor Agreement, as set forth below) and, to the extent the Liens securing the First Lien Obligations are subordinated or pari passu with such DIP Financing, will subordinate its Liens in the Collateral and any other collateral to such DIP Financing (and all obligations relating thereto) on the same basis as they are subordinated to the First Lien Obligations;

          (2)   none of them will object to, or otherwise contest (or support any other Person contesting), any motion for relief from the automatic stay or from any injunction against foreclosure or enforcement in respect of the First Lien Obligations made by the First Lien Collateral Agent or any First Lien Secured Party;

          (3)   none of them will object to, or otherwise contest (or support any other Person contesting), any order relating to a sale of assets of any Company or Guarantor for which the First Lien Collateral Agent has consented that provides, to the extent that sale is to be free and clear of Liens, that the Liens securing the First Lien Obligations and the Notes and other Pari Passu Lien Indebtedness will attach to the proceeds of the sale on the same basis of priority as the existing Liens in accordance with the Intercreditor Agreement;

          (4)   none of them will seek relief from the automatic stay or any other stay in any insolvency or liquidation proceeding in respect of the Collateral, without the prior written consent of the First Lien Collateral Agent;

          (5)   none of them will object to, or otherwise contest (or support any other Person contesting), (a) any request by the First Lien Collateral Agent or any First Lien Secured Party for adequate protection or (b) any objection by the First Lien Collateral Agent or any First Lien Secured Party to any motion, relief, action or proceeding based on the First Lien Collateral Agent's or such First Lien Secured Party's claiming a lack of adequate protection;

          (6)   none of them will assert or enforce (or support any Person asserting or enforcing) any claim under Section 506(c) of the Bankruptcy Code senior to or on a parity with the Liens securing the First Lien Obligations for costs or expenses of preserving or disposing of any Collateral;

          (7)   none of them will oppose or otherwise contest (or support any other Person contesting) any lawful exercise by the First Lien Collateral Agent or any First Lien Secured Party of the right to credit bid First Lien Obligations at any sale of Collateral; and

          (8)   none of them will challenge (or support any other person challenging) the validity, enforceability, perfection or priority of the First Priority Liens on Collateral (and the Intercreditor Agreement provides that the First Lien Secured Parties agree that none of them will challenge the validity, enforceability, perfection or priority of the Liens in favor of any Pari Passu Lien Secured Party on the Collateral).

        In addition, neither the Collateral Agent nor any other Pari Passu Lien Secured Party will file or prosecute in any insolvency or liquidation proceeding any motion for adequate protection (or any comparable request for relief) based upon their respective security interests in the Collateral, except that:

          (1)   any of them may freely seek and obtain relief granting a junior Lien co-extensive in all respects with, but subordinated to, all Liens granted in the insolvency or liquidation proceeding to, or for the benefit of, the First Lien Secured Parties (and the Intercreditor Agreement provides that the First Lien Secured Parties will not object to the granting of such a junior Lien); and

          (2)   any of them may freely seek and obtain any relief upon a motion for adequate protection (or any comparable relief), without any condition or restriction whatsoever, at any time after the Discharge of First Lien Obligations.

        Without limiting the generality of any provisions of the Intercreditor Agreement, any vote to accept, and any other act to support the confirmation or approval of, any Non-Conforming Plan of Reorganization shall be inconsistent with and, accordingly, a violation of the terms of the Intercreditor Agreement, and the First Lien Collateral Agent shall be entitled to have any such vote to accept a

Non-Conforming Plan of Reorganization dismissed and any such support of any Non-Conforming Plan of Reorganization withdrawn.

        The Collateral Agent, on behalf of the Trustee and holders of the Notes, has acknowledged and agreed in the Intercreditor Agreement that (a) the Pari Passu Lien Secured Parties' claims against Parent, the Company and/or any Subsidiary Guarantor in respect of the Collateral constitute junior claims separate and apart (and of a different class) from the senior claims of the First Lien Secured Parties against Parent, the Company and the Subsidiary Guarantors in respect of the Collateral, (b) the First Lien Obligations include all interest that accrues after the commencement of any insolvency or liquidation proceeding of Parent, the Company or any Subsidiary Guarantor at the rate provided for in the applicable First Lien Documents governing the same, whether or not a claim for post-petition interest is allowed or allowable in any such insolvency or liquidation proceeding and (c) the Intercreditor Agreement constitutes a "subordination agreement" under Section 510 of the Bankruptcy Code.

Sufficiency of collateral

        There can be no assurance that the proceeds from the sale of the Collateral in whole or in part pursuant to the Collateral Documents following an Event of Default would be sufficient to satisfy payments due on the Notes. The fair market value of the Collateral is subject to fluctuations based on factors that include, among others, the condition of the ice manufacturing and distribution industry, the ability to sell the Collateral in an orderly sale, general economic conditions, the availability of buyers and similar factors. The amount to be received upon a sale of the Collateral will also be dependent on numerous factors, including, but not limited to, the actual fair market value of the Collateral at such time and the timing and the manner of the sale. By their nature, portions of the Collateral may be illiquid and may have no readily ascertainable market value. In addition, the fact that the First Lien Secured Parties will receive proceeds from enforcement of the Collateral before holders of the Notes and that other Persons may have first-priority Liens in respect of Collateral pursuant to Permitted Liens could have a material adverse effect on the amount that holders of the Notes would receive upon a sale or other disposition of the Collateral. Accordingly, there can be no assurance that the Collateral can be sold in a short period of time or in an orderly manner. If the proceeds from a sale or other disposition of the Collateral were not sufficient to repay all amounts due on the Notes, the holders of the Notes (to the extent not repaid from the proceeds of the sale of the Collateral) would have only an unsecured claim against the remaining assets of the Company and the Guarantors. See "Risk factors—Risks related to the notes—The collateral securing the notes is subject to control by creditors with first priority liens. If there is a default the value of the collateral may not be sufficient to repay both the first priority creditors and the holders of the notes."

        To the extent that third parties hold Liens permitted by the Collateral Documents and the Indenture, such third parties will have rights and remedies with respect to the assets subject to such Liens that, if exercised, could adversely affect the value of the Collateral or the ability of the Collateral Agent acting for the benefit of the trustee or the holders of the Notes to realize or foreclose on the Collateral. In addition, the ability of the Collateral Agent acting for the benefit of the Trustee and the holders of Notes to realize on the Collateral may be subject to certain bankruptcy law limitations in the event of a bankruptcy. See "—Certain covenants—Certain limitations on the collateral".

Further assurances; after-acquired collateral

        Subject to the limitations described above, the Collateral Documents and the Indenture provide that the Company and the Subsidiary Guarantors shall, at their expense, duly execute and deliver, or cause to be duly executed and delivered, such further agreements, documents and instruments, and do or cause to be done such further acts as may be necessary or proper, or which the Collateral Agent may reasonably request, to evidence, perfect, maintain and enforce the second-priority lien in the

Collateral granted to the Collateral Agent and the priority thereof and benefits intended to be conferred as contemplated by, and to otherwise effectuate the provisions or purposes of the Indenture and the Collateral Documents.

        In addition, if the Company or any Subsidiary Guarantor creates any security interest upon any property or asset to secure any First Lien Indebtedness, it must concurrently grant a second priority security interest (subject to Permitted Liens) upon such asset or property as security for the Notes.

Change of control

        Upon the occurrence of any of the following events (each a "Change of Control"), each Holder shall have the right to require that the Company repurchase such Holder's Notes at a purchase price in cash equal to 101% of the principal amount thereof on the date of purchase plus accrued and unpaid interest, if any, to the date of purchase (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date):

  (1)
  any "person" (as such term is used in Sections 13(d) and 14(d) of the Exchange Act) is or becomes the beneficial owner (as defined in Rules 13d-3 and 13d-5 under the Exchange Act, except that for purposes of this clause (1) such person shall be deemed to have "beneficial ownership" of all shares that any such person has the right to acquire, whether such right is exercisable immediately or only after the passage of time), directly or indirectly, of more than 50% of the total voting power of the Voting Stock of Parent; provided, however, that for the purposes of this clause (1), such other person shall be deemed to beneficially own any Voting Stock of a Person held by any other Person (the "parent entity"), if such other person is the beneficial owner (as defined above in this clause (1)), directly or indirectly, of more than 50% of the voting power of the Voting Stock of such parent entity;

  (2)
  individuals who on the Issue Date constituted the Board of Directors of the Company or the Board of Directors of Parent (the "Parent Board") (together with any new directors whose election by such Board of Directors of the Company or Parent Board or whose nomination for election by the shareholders of the Company or Parent, as the case may be, was approved by a vote of a majority of the directors of the Company or Parent, as the case may be, then still in office who were either directors on the Issue Date or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of the Board of Directors of the Company or the Parent Board then in office;

  (3)
  the adoption of a plan relating to the liquidation or dissolution of the Company or Parent; or

  (4)
  the failure at any time by Parent to beneficially own (as defined in Rules 13d-3 and 13d-5 under the Exchange Act), directly or indirectly, 100% of the Voting Stock of the Company (except to the extent Parent is merged with and into the Company in accordance with the terms of the Indenture).

        Within 30 days following any Change of Control, we will mail a notice to each Holder with a copy to the Trustee (the "Change of Control Offer") stating:

  (1)
  that a Change of Control has occurred and that such Holder has the right to require us to purchase such Holder's Notes at a purchase price in cash equal to 101% of the principal amount thereof on the date of purchase, plus accrued and unpaid interest, if any, to the date of purchase (subject to the right of Holders of record on the relevant record date to receive interest on the relevant interest payment date);

  (2)
  the circumstances and relevant facts regarding such Change of Control;

  (3)
  the purchase date (which shall be no earlier than 30 days nor later than 60 days from the date such notice is mailed); and

  (4)
  the instructions, as determined by us, consistent with the covenant described hereunder, that a Holder must follow in order to have its Notes purchased.

        We will not be required to make a Change of Control Offer following a Change of Control if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the Indenture applicable to a Change of Control Offer made by us and purchases all Notes validly tendered and not withdrawn under such Change of Control Offer. Additionally, we will not be required to make a Change of Control Offer or purchase the Notes as described under this caption to the extent that we have mailed a notice to exercise our right to redeem Notes pursuant to the provisions described under "—Optional redemption" at any time prior to the time by which consummation of a Change of Control Offer is required.

        We will comply, to the extent applicable, with the requirements of Section 14(e) of the Exchange Act and any other securities laws or regulations in connection with the repurchase of Notes as a result of a Change of Control. To the extent that the provisions of any securities laws or regulations conflict with the provisions of the covenant described hereunder, we will comply with the applicable securities laws and regulations and shall not be deemed to have breached our obligations under the covenant described hereunder by virtue of our compliance with such securities laws or regulations.

        The Change of Control purchase feature of the Notes may in certain circumstances make more difficult or discourage a sale or takeover of the Company and Parent and, thus, the removal of incumbent management. The Change of Control purchase feature is a result of negotiations between the Company and the Dealer Manager. The Company does not have the present intention to engage in a transaction involving a Change of Control, although it is possible that we or they could decide to do so in the future. Subject to the limitations discussed below, we or Parent could, in the future, enter into certain transactions, including acquisitions, refinancings or other recapitalizations, that would not constitute a Change of Control under the Indenture, but that could increase the amount of indebtedness outstanding at such time or otherwise affect our capital structure or credit ratings. Restrictions on our ability to Incur additional Indebtedness are contained in the covenants described under "—Certain covenants—Limitation on indebtedness". Such restrictions can only be waived with the consent of the holders of a majority in principal amount of the Notes then outstanding. Except for the limitations contained in such covenants, however, the Indenture does not contain any covenants or provisions that may afford holders of the Notes protection in the event of a highly leveraged transaction.

        Future indebtedness that we may incur may contain prohibitions on the occurrence of certain events that would constitute a Change of Control or require the repurchase of such Indebtedness upon a Change of Control. Moreover, the exercise by the holders of their right to require us to repurchase the Notes could cause a default under such Indebtedness, even if the Change of Control itself does not, due to the financial effect of such repurchase on us. Finally, our ability to pay cash to the holders of Notes following the occurrence of a Change of Control may be limited by our then existing financial resources. There can be no assurance that we would be able to repurchase any Notes upon a Change of Control.

        The definition of "Change of Control" includes a sale of all or substantially all of the assets of the Company or Parent to any Person. Although there is a limited body of case law interpreting the phrase "substantially all", there is no precise established definition of the phrase under applicable law. Accordingly, in certain circumstances there may be a degree of uncertainty as to whether a particular transaction would involve a disposition of "all or substantially all" of the assets of the Company or Parent. As a result, it may be unclear as to whether a Change of Control has occurred and whether a holder of Notes may require the Company to make an offer to repurchase the Notes as described above.

        The provisions under the Indenture relative to our obligation to make an offer to repurchase the Notes as a result of a Change of Control may be waived or modified with the written consent of the holders of a majority in principal amount of the Notes.

Certain covenants

        The Indenture contains covenants, including, among others, the following:

Limitation on indebtedness

        (a)   The Company will not, and will not permit any of its Restricted Subsidiaries to, Incur, directly or indirectly, any Indebtedness; provided, however, that the Company and the Subsidiary Guarantors will be entitled to Incur Indebtedness (including, without limitation, Indebtedness Incurred under a Credit Agreement) if, on the date of such Incurrence and after giving effect thereto on a pro forma basis, the Consolidated Coverage Ratio of the Company exceeds 2 to 1.

        (b)   Notwithstanding the foregoing paragraph (a), the Company and its Restricted Subsidiaries will be entitled to Incur any or all of the following Indebtedness:

  (1)
  (i) Indebtedness Incurred by the Company or any Subsidiary Guarantor pursuant to the Credit Agreement; provided, however, that, immediately after giving effect to any such Incurrence, the aggregate principal amount of all Indebtedness Incurred under this clause (1) and clause (14) of this covenant and then outstanding does not exceed $50.0 million less the aggregate sum of all principal payments actually made from time to time with respect to such Indebtedness pursuant to a prepayment of Indebtedness and permanent reduction in the commitments under the Credit Agreement under the covenant described under "—Limitation on sales of assets and subsidiary stock," and (ii) Indebtedness represented by Hedging Obligations entered into in the ordinary course of business with Persons who were lenders under the Credit Agreement or their Affiliates at the time such Hedging Obligations were entered into and Cash Management Obligations;

  (2)
  Indebtedness Incurred by the Company or any Subsidiary Guarantor representing reimbursement obligations in respect of letters of credit in an aggregate principal amount outstanding not to exceed $15.0 million;

  (3)
  Indebtedness owed to and held by the Company or any of its Restricted Subsidiaries; provided, however, that (A) any subsequent issuance or transfer of any Capital Stock which results in any such Restricted Subsidiary ceasing to be a Restricted Subsidiary or any subsequent transfer of such Indebtedness (other than to the Company or a Restricted Subsidiary of the Company) shall be deemed, in each case, to constitute the Incurrence of such Indebtedness by the obligor thereon, (B) if the Company is the obligor on such Indebtedness, such Indebtedness is expressly subordinated to the prior payment in full in cash of all obligations with respect to the Notes and (C) if a Subsidiary Guarantor is the obligor on such Indebtedness, such Indebtedness is expressly subordinated to the prior payment in full in cash of all obligations of such obligor with respect to its Subsidiary Guaranty;

  (4)
  the Notes, the Additional Notes issued on the Final Settlement Date and the Exchange Notes (other than any other Additional Notes) and all Subsidiary Guarantees thereof;

  (5)
  Indebtedness of the Company and its Subsidiaries outstanding on the Issue Date (other than Indebtedness described in clause (1), (2), (3) or (4) of this covenant);

  (6)
  Indebtedness of a Restricted Subsidiary of the Company Incurred and outstanding on or prior to the date on which such Subsidiary became a Restricted Subsidiary of the Company or was acquired by the Company or a Restricted Subsidiary of the Company (other than Indebtedness

    Incurred in connection with, or to provide all or any portion of the funds or credit support utilized to consummate, the transaction or series of related transactions pursuant to which such Subsidiary became a Subsidiary or was acquired by the Company or a Restricted Subsidiary of the Company); provided, however, that on the date of such acquisition and after giving pro forma effect thereto, either (a) the Company would have been able to Incur at least $1.00 of additional Indebtedness pursuant to paragraph (a) of this covenant or (b) the Consolidated Coverage Ratio would be equal to or greater than the Consolidated Coverage Ratio immediately prior to such acquisition;

  (7)
  Refinancing Indebtedness in respect of Indebtedness Incurred pursuant to paragraph (a) or pursuant to clause (4), (5), (6) or this clause (7); provided, however, that to the extent such Refinancing Indebtedness directly or indirectly Refinances Indebtedness of a Subsidiary Incurred pursuant to clause (6), such Refinancing Indebtedness shall be Incurred only by such Subsidiary;

  (8)
  Hedging Obligations entered into in the ordinary course of business to purchase any raw material or other commodity or to hedge risks or reduce costs with respect to the interest rate, currency, commodity or weather exposure of the Company or any Restricted Subsidiary of the Company and not for speculative purposes;

  (9)
  (x) obligations in respect of performance bonds, bankers' acceptances, workers' compensation claims, surety, bid or appeal bonds, completion guarantees and payment obligations in connection with self-insurance or similar obligations provided by the Company or any Restricted Subsidiary of the Company in the ordinary course of business and (y) obligations owed to (including in respect of letters of credit for the benefit of) any Person in connection with workers' compensation, health, disability or other employee benefits or property, casualty or liability insurance provided by such Person to the Company or any Restricted Subsidiary of the Company pursuant to reimbursement or indemnification obligations to such Person, in each case, Incurred in the ordinary course of business;

  (10)
  Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument drawn against insufficient funds in the ordinary course of business; provided, however, that such Indebtedness is extinguished within five Business Days of its Incurrence;

  (11)
  Indebtedness consisting of any Guarantee by the Company or a Subsidiary Guarantor of Indebtedness Incurred pursuant to paragraph (a) or pursuant to clause (1), (2), (3), (4), (5), (8), (9), (10), (15) or pursuant to clause (7) to the extent the Refinancing Indebtedness Incurred thereunder directly or indirectly Refinances Indebtedness Incurred pursuant to paragraph (a) or pursuant to clause (4) or (5);

  (12)
  Indebtedness (including Capital Lease Obligations) Incurred by the Company or any of its Restricted Subsidiaries to finance the purchase, lease or improvement of property (real or personal) or equipment (whether through the direct purchase of assets or the Capital Stock of any Person owning such assets) within 180 days of such purchase, lease or improvement, and any Refinancing Indebtedness Incurred to Refinance such Indebtedness, in an aggregate principal amount which, when added together with the amount of Indebtedness Incurred pursuant to this clause (12) and then outstanding, does not exceed $10.0 million;

  (13)
  Indebtedness of Foreign Subsidiaries in an aggregate principal amount which, when taken together with all other Indebtedness of Foreign Subsidiaries Incurred pursuant to this clause (13) and then outstanding, does not exceed $5.0 million;

  (14)
  Non-Recourse Securitization Entity Indebtedness Incurred by a Securitization Entity in connection with a Qualified Securitization Transaction; provided, however, that at the time of such Incurrence, the Company or any Restricted Subsidiary of the Company would have been able to Incur the same amount of Indebtedness pursuant to clause (1) above;

  (15)
  Indebtedness incurred by the Company and any Subsidiary Guarantor under the $300.0 million aggregate principal amount of First Lien Notes;

  (16)
  Indebtedness Incurred by the Company, the proceeds of which are used to repay, refinance, repurchase, redeem, defease or retire (substantially concurrently with such Incurrence), or which is issued in exchange for, Parent's 10 1/2% Senior Discount Notes due 2012 in an amount not to exceed the aggregate principal amount of Parent's 10 1/2% Senior Discount Notes due 2012 repaid, refinanced, repurchased, redeemed, defeased, retired or exchanged, as applicable, plus any fees, expenses or premiums associated therewith; and

  (17)
  Indebtedness of the Company or of any of its Restricted Subsidiaries in an aggregate principal amount which, when taken together with all other Indebtedness of the Company and its Restricted Subsidiaries outstanding on the date of such Incurrence (other than Indebtedness permitted by clauses (1) through (16) above or paragraph (a)) does not exceed $25.0 million.

        (c)   Notwithstanding the foregoing, neither the Company nor any Subsidiary Guarantor will be entitled to incur any Indebtedness pursuant to the foregoing paragraph (b) if the proceeds thereof are used, directly or indirectly, to Refinance any Subordinated Obligations of the Company or any Subsidiary Guarantor unless such Indebtedness shall be subordinated to the Notes or the applicable Subsidiary Guaranty to at least the same extent as such Subordinated Obligations.

        (d)   For purposes of determining compliance with this covenant:

  (1)
  in the event that an item of Indebtedness (or any portion thereof) meets the criteria of more than one of the types of Indebtedness described above, the Company, in its sole discretion, will classify such item of Indebtedness (or any portion thereof) at the time of Incurrence and will only be required to include the amount and type of such Indebtedness in one of the above clauses;

  (2)
  the Company will be entitled to divide and classify an item of Indebtedness in more than one of the types of Indebtedness described above; and

  (3)
  following the date of its Incurrence, any Indebtedness originally classified as Incurred pursuant to one of the clauses in paragraph (b) above (other than pursuant to clause (1) of paragraph (b) above) may later be reclassified by the Company such that it will be deemed as having been Incurred pursuant to paragraph (a) or another clause in paragraph (b) above, as applicable, to the extent that such reclassified Indebtedness could be Incurred pursuant to such new paragraph or clause at the time of such reclassification.

        (e)   For purposes of determining compliance with any U.S. dollar denominated restriction on the Incurrence of Indebtedness where the Indebtedness Incurred is denominated in a different currency, the amount of such Indebtedness will be the U.S. Dollar Equivalent determined on the date of the Incurrence of such Indebtedness; provided, however, that if any such Indebtedness denominated in a different currency is subject to a Currency Agreement with respect to U.S. dollars covering all principal, premium, if any, and interest payable on such Indebtedness, the amount of such Indebtedness expressed in U.S. dollars will be as provided in such Currency Agreement. The principal amount of any Refinancing Indebtedness being Refinanced will be the U.S. Dollar Equivalent of the Indebtedness Refinanced, except to the extent that (1) such U.S. Dollar Equivalent was determined based on a Currency Agreement, in which case the Refinancing Indebtedness will be determined in accordance with the preceding sentence, and (2) the principal amount of the Refinancing Indebtedness exceeds the principal amount of the Indebtedness being Refinanced, in which case the U.S. Dollar Equivalent of such excess will be determined on the date such Refinancing Indebtedness is Incurred.

Limitation on restricted payments

        (a)   The Company will not, and will not permit any of its Restricted Subsidiaries, directly or indirectly, to make a Restricted Payment if at the time the Company or such Restricted Subsidiary makes such Restricted Payment:

  (1)
  a Default shall have occurred and be continuing (or would result therefrom);

  (2)
  after giving effect to such Restricted Payment, on a pro forma basis, the Secured Leverage Ratio would exceed 6.00 to 1.0; or

  (3)
  the aggregate amount of such Restricted Payment and all other Restricted Payments since the Issue Date would exceed the sum of (without duplication):

  (A)
  50% of the Consolidated Net Income accrued during the period (treated as one accounting period) from April 1, 2010 to the end of the most recent fiscal quarter prior to the date of such Restricted Payment for which internal financial statements are then available (or, in case such Consolidated Net Income shall be a deficit, minus 100% of such deficit); plus

  (B)
  100% of the aggregate Net Cash Proceeds received by the Company from the issuance or sale of its Capital Stock (other than Disqualified Stock) subsequent to April 1, 2010 (other than an issuance or sale to a Subsidiary of the Company and other than an issuance or sale to an employee stock ownership plan or to a trust established by the Company or any of its Subsidiaries for the benefit of their employees) and 100% of any cash capital contribution received by the Company from its shareholders subsequent to April 1, 2010; plus

  (C)
  the amount by which Indebtedness of the Company or any of its Restricted Subsidiaries is reduced on the Company's balance sheet upon the conversion or exchange subsequent to April 1, 2010 of any Indebtedness of the Company or any of its Restricted Subsidiaries convertible or exchangeable for Capital Stock (other than Disqualified Stock) of the Company (less the amount of any cash, or the fair value of any other property, distributed by the Company upon such conversion or exchange); provided, however, that the foregoing amount shall not exceed the Net Cash Proceeds received by the Company or any such Restricted Subsidiary from the sale of such Indebtedness (excluding Net Cash Proceeds from sales to a Subsidiary of the Company or to an employee stock ownership plan or to a trust established by the Company or any of its Subsidiaries for the benefit of their employees); plus

  (D)
  an amount equal to the sum of (x) the net reduction in the Investments (other than Permitted Investments) made by the Company or any of its Restricted Subsidiaries in any Person resulting from repurchases, repayments or redemptions of such Investments by such Person, proceeds realized on the sale of such Investment and proceeds representing the return of capital (excluding dividends and distributions), in each case received by the Company or any of its Restricted Subsidiaries, and (y) to the extent such Person is an Unrestricted Subsidiary, the portion (proportionate to the Company's equity interest in such Subsidiary) of the Fair Market Value of the net assets of such Unrestricted Subsidiary at the time such Unrestricted Subsidiary is designated a Restricted Subsidiary of the Company; provided, however, that the foregoing sum shall not exceed, in the case of any such Person or Unrestricted Subsidiary, the amount of Investments (excluding Permitted Investments) previously made (and treated as a Restricted Payment) by the Company or any Restricted Subsidiary of the Company in such Person or Unrestricted Subsidiary.

        (b)   The preceding provisions will not prohibit:

  (1)
  any Restricted Payment made out of the Net Cash Proceeds of the substantially concurrent sale of, or made by exchange for, Capital Stock of the Company (other than Disqualified Stock and other than Capital Stock issued or sold to a Subsidiary of the Company or an employee stock ownership plan or to a trust established by the Company or any of its Subsidiaries for the benefit of their employees) subsequent to April 1, 2010 or a substantially concurrent cash capital contribution received by the Company from its shareholders subsequent to April 1, 2010; provided, however, that (A) such Restricted Payment shall be excluded in the calculation of the amount of Restricted Payments and (B) the Net Cash Proceeds from such sale or such cash capital contribution (to the extent so used for such Restricted Payment) shall be excluded from the calculation of amounts under clause (3)(B) of paragraph (a) above;

  (2)
  any purchase, repurchase, redemption, defeasance or other acquisition or retirement for value of (i) Subordinated Obligations, (ii) unsecured Indebtedness or (iii) Junior Lien Obligations, in each case, of the Company or any Subsidiary Guarantor made by exchange for, or out of the proceeds of the substantially concurrent sale of, Subordinated Obligations, unsecured Indebtedness or Junior Lien Obligations, as the case may be, of such Person or any Subsidiary Guarantor which is permitted to be Incurred pursuant to the covenant described under "—Limitation on indebtedness"; provided, however, that such purchase, repurchase, redemption, defeasance or other acquisition or retirement for value shall be excluded in the calculation of the amount of Restricted Payments;

  (3)
  dividends paid within 60 days after the date of declaration thereof if at such date of declaration such dividend would have complied with this covenant; provided, however, that at the time of payment of such dividend, no other Default shall have occurred and be continuing (or result therefrom); provided further, however, that such dividend shall be included in the calculation of the amount of Restricted Payments;

  (4)
  so long as no Default has occurred and is continuing, the purchase, redemption or other acquisition or retirement for value of shares of Capital Stock of the Company or any of its Subsidiaries from employees, former employees, directors or former directors of the Company or any of its Subsidiaries (or permitted transferees of such employees, former employees, directors or former directors), pursuant to the terms of the agreements (including employment agreements) or plans (or amendments thereto) approved by the Board of Directors of the Company under which such individuals purchase or sell or are granted the option to purchase or sell, shares of such Capital Stock; provided, however, that (i) the aggregate amount of such purchases, redemptions and other acquisitions and retirements (excluding amounts representing cancellation of Indebtedness) shall not exceed $2.0 million in any calendar year and (ii) any Restricted Payments permitted (but not made) pursuant to this clause (b)(4) in any one calendar year may be carried forward to any succeeding calendar year but that the aggregate amount of all Restricted Payments made pursuant to this clause (b)(4) shall not exceed $5.0 million in any calendar year; provided further, however, that such repurchases and other acquisitions shall be excluded in the calculation of the amount of Restricted Payments;

  (5)
  declarations and payments of dividends on Disqualified Stock issued pursuant to the covenant described under "—Limitation on indebtedness"; provided, however, that such dividends shall be excluded in the calculation of the amount of Restricted Payments;

  (6)
  repurchases of Capital Stock deemed to occur upon exercise of stock options if such Capital Stock represents a portion of the exercise price of such options; provided, however, that such Restricted Payments shall be excluded in the calculation of the amount of Restricted Payments;

  (7)
  payments of intercompany subordinated Indebtedness, the Incurrence of which was permitted under clause (2) of paragraph (b) of the covenant described under "—Limitation on indebtedness"; provided further, however, that such payments shall be excluded in the calculation of the amount of Restricted Payments;

  (8)
  dividends and other payments to Parent to be used by Parent solely to pay its franchise taxes and other fees required to maintain its corporate existence and to pay for general corporate and overhead expenses (including salaries and other compensation of the employees) incurred by Parent in the ordinary course of its business and legal fees and expenses incurred in connation with the pending Department of Justice investigation of Parent and its subsidiaries and the defense of litigation related thereto; provided, however, that such dividends and other payments shall not exceed $1,000,000 in any calendar year; provided further, however, that such dividends and other payments shall be excluded in the calculation of the amount of Restricted Payments;

  (9)
  any payment by the Company to Parent pursuant to any Tax Sharing Arrangement in effect as of the Issue Date, as such Tax Sharing Arrangement may be modified or amended from time to time; provided, however, that the amount of any such payment shall not exceed the amount of taxes that the Company would have been liable for on a stand alone basis on a consolidated tax return with its Subsidiaries; provided further, however, that such payment shall be excluded in the calculation of the amount of Restricted Payments;

  (10)
  in the event of a Change of Control, and if no Default shall have occurred and be continuing, the payment, purchase, redemption, defeasance or other acquisition or retirement of Subordinated Obligations, unsecured Indebtedness or Junior Lien Obligations, in each case, of the Company or any Subsidiary Guarantor, in each case, at a purchase price not greater than 101% of the principal amount of such Indebtedness, plus any accrued and unpaid interest thereon; provided, however, that prior to such payment, purchase, redemption, defeasance or other acquisition or retirement, the Company (or a third party to the extent permitted by the Indenture) has made a Change of Control Offer with respect to the Notes as a result of such Change of Control and has repurchased all Notes validly tendered and not withdrawn in connection with such Change of Control Offer; provided further, however, that such repurchase and other acquisitions shall be included in the calculation of the amount of Restricted Payments;

  (11)
  in the event of an Asset Disposition that requires the Company to offer to repurchase Notes pursuant to the covenant described under "—Limitation on sales of assets and subsidiary stock", and if no Default shall have occurred and be continuing, the payment, purchase, redemption, defeasance or other acquisition or retirement of Subordinated Obligations, unsecured Indebtedness or Junior Lien Obligations, of the Company or any Subsidiary Guarantor, in each case, at a purchase price not greater than 100% of the principal amount (or, if such Subordinated Obligations were issued with original issue discount, 100% of the accreted value) of such Subordinated Obligations, plus any accrued and unpaid interest thereon; provided, however, that (A) prior to such payment, purchase, redemption, defeasance or other acquisition or retirement, the Company has made an offer with respect to the Notes pursuant to the provisions of the covenant described under "—Limitation on sales of assets and subsidiary stock" and has repurchased all Notes validly tendered and not withdrawn in connection with such offer and (B) the aggregate amount of all such payments, purchases, redemptions, defeasances or other acquisitions or retirements of all such Subordinated Obligations may not exceed the amount of Net Available Cash remaining after the Company has complied with the requirement to make an Asset Disposition Offer under paragraph (a) of the covenant described under "—Limitation on sales of assets and subsidiary stock";

    provided further, however, that such repurchases and other acquisitions shall be included in the calculation of the amount of Restricted Payments;

  (12)
  cash payments in lieu of the issuance of fractional shares in connection with the exercise of warrants, options or other securities convertible into or exchangeable for Capital Stock of the Company; provided, however, that any such cash payment shall not be for the purpose of evading the limitation of the covenant described under this subheading (as determined in good faith by the Board of Directors of the Company); provided further, however, that such payments shall be excluded in the calculation of the amount of Restricted Payments;

  (13)
  dividends in an aggregate amount per annum not to exceed 6% of the aggregate Net Cash Proceeds received by the Company in connection with any Public Equity Offerings occurring after the Issue Date; provided, however, that at the time of each such Restricted Payment, no Default shall have occurred or be continuing;

  (14)
  dividends to Parent (i) in an amount to pay interest, when due, on Parent's 10 1/2% Senior Discount Notes due 2012 and (ii) to repay, redeem or retire Parent's 10 1/2% Senior Discount Notes due 2012 with the proceeds of Indebtedness Incurred pursuant to clause (16) of the covenant described under "Limitation on indebtedness;" provided however that such Restricted Payments shall be excluded in the calculation of the amount of Restricted Payments;

  (15)
  Restricted Payments in an amount which, when taken together with all Restricted Payments made pursuant to this clause (15), does not exceed $25.0 million; provided, however, that (A) at the time of each such Restricted Payment, no Default shall have occurred and be continuing (or result therefrom) and (B) such Restricted Payments shall be excluded in the calculation of the amount of Restricted Payments.

Limitation on restrictions on distributions from restricted subsidiaries

        The Company will not, and will not permit any Restricted Subsidiary of the Company to, create or otherwise cause or permit to exist or become effective any consensual encumbrance or restriction on the ability of any Restricted Subsidiary of the Company to (a) pay dividends or make any other distributions on its Capital Stock to the Company or a Restricted Subsidiary of the Company or pay any Indebtedness owed to the Company, (b) make any loans or advances to the Company or (c) transfer any of its property or assets to the Company, except:

          (1)   with respect to clauses (a), (b) and (c),

      (i)
      any encumbrance or restriction pursuant to an agreement in effect at or entered into on the Issue Date, including the Credit Agreement and the indenture for the First Lien Notes;

      (ii)
      any encumbrance or restriction contained in the terms of any Credit Agreement if (x) either (i) the encumbrance or restriction applies only in the event of and during the continuance of a payment default or a default with respect to a financial covenant contained in such Indebtedness or agreement or (ii) the Company determines at the time any such Indebtedness is Incurred (and at the time of any modification of the terms of any such encumbrance or restriction) that any such encumbrance or restriction will not materially affect the Company's ability to make principal or interest payments on the Notes or (y) the encumbrance or restriction is not materially more disadvantageous to the holders of the Notes than is customary in comparable financings or agreements (as determined by the Company in good faith);

      (iii)
      any encumbrance or restriction with respect to a Restricted Subsidiary of the Company pursuant to an agreement relating to any Indebtedness Incurred by such

        Restricted Subsidiary on or prior to the date on which such Restricted Subsidiary became a Restricted Subsidiary or was acquired by the Company (other than Indebtedness Incurred as consideration in, or to provide all or any portion of the funds or credit support utilized to consummate, the transaction or series of related transactions pursuant to which such Restricted Subsidiary became a Restricted Subsidiary or was acquired by the Company) and outstanding on such date;

      (iv)
      any encumbrance or restriction pursuant to an agreement effecting a Refinancing (in whole or in part) of Indebtedness Incurred pursuant to an agreement referred to in clause (i), (ii) or (iii) of clause (1) of this covenant or this clause (iv) or contained in any amendment to an agreement referred to in clause (i), (ii) or (iii) of clause (1) of this covenant or this clause (iv); provided, however, that the encumbrances and restrictions with respect to such Restricted Subsidiary contained in any such refinancing agreement or amendment, taken as a whole, are no less favorable to the Noteholders than encumbrances and restrictions with respect to such Restricted Subsidiary contained in such predecessor agreements;

      (v)
      any encumbrance or restriction with respect to a Restricted Subsidiary of the Company imposed pursuant to an agreement entered into for the sale or disposition of all or substantially all the Capital Stock or any assets of such Restricted Subsidiary pending the closing of such sale or disposition;

      (vi)
      any encumbrance or restriction existing under applicable law, rule, regulation or order;

      (vii)
      restrictions on cash or other deposits or net worth requirements imposed by customers under contracts entered into in the ordinary course of business;

      (viii)
      protective Liens filed in connection with Sale/Leaseback Transactions permitted under the Indenture;

      (ix)
      customary restrictions on the assignment or transfer of any property that is subject to a license or similar contract; and

      (x)
      any encumbrance or restriction existing under Non-Recourse Securitization Entity Indebtedness or other contractual requirements of a Securitization Entity in connection with a Qualified Securitization Transaction; provided, however, that such restrictions apply only to such Securitization Entity;

          (2)   with respect to clause (c) only,

      (A)
      any encumbrance or restriction consisting of customary nonassignment provisions in leases governing leasehold interests to the extent such provisions restrict the transfer or assignment of the lease or the property leased thereunder;

      (B)
      any encumbrance or restriction contained in security agreements or other documentation governing secured Indebtedness of a Restricted Subsidiary of the Company to the extent such encumbrance or restriction restricts the transfer of the property securing such Indebtedness; and

      (C)
      customary provisions restricting the disposition or distribution of assets or property to each holder of Capital Stock of a joint venture contained in any constitutional documents of such joint venture or any joint venture agreement, shareholders agreement or similar agreement which restriction is limited to the assets or property of such joint venture.

Limitation on sales of assets and subsidiary stock

        (a)   The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, consummate any Asset Disposition unless:

  (1)
  the Company or such Restricted Subsidiary receives consideration at the time of such Asset Disposition at least equal to the Fair Market Value (including as to the value of all non-cash consideration) of the shares and assets subject to such Asset Disposition; and

  (2)
  at least 75% of the consideration thereof received by the Company or such Restricted Subsidiary is in the form of cash or cash equivalents; provided, however, that this clause (a)(2) shall not apply to any Asset Disposition in exchange for assets of a similar nature and to be used by the Company or a Restricted Subsidiary of the Company in a Related Business, or a combination of such assets and cash or cash equivalents, in each case having a Fair Market Value comparable to the Fair Market Value of the assets disposed of by the Company or a Restricted Subsidiary of the Company.

        Any Net Available Cash received by the Company or any Restricted Subsidiary from any Asset Disposition shall be applied at the Company's election:

  (w)
  in the case of any Asset Disposition by a Non-Guarantor Subsidiary, to repay Indebtedness of a Non-Guarantor Subsidiary,

  (x)
  to reinvest in or acquire assets (including Capital Stock or other securities purchased in connection with the acquisition of Capital Stock or property of another Person that is or becomes a Restricted Subsidiary of the Company or that would constitute a Permitted Investment under clause (1) of the definition thereof) used or useful in a Related Business; provided that to the extent the assets subject to such Asset Disposition were Collateral, such newly acquired assets shall also be Collateral; or

  (y)
  to repay or redeem First Lien Obligations in accordance with the First Lien Documents; provided that if any First Lien Obligation so repaid, prepaid, purchased, redeemed or acquired, is under a revolving credit facility, the Company shall effect a permanent reduction in the availability thereunder in an amount equal to the aggregate principal amount of First Lien Obligations under such revolving credit facility so repaid, prepaid, purchased, redeemed or acquired.

        All Net Available Cash that is not applied or invested (or committed pursuant to a written agreement to be applied or invested) as provided in subclause (w), (x) or (y) of the preceding paragraph within 365 days after receipt (or in the case of any amount committed to be so applied or reinvested, which are not actually so applied or reinvested within 180 days following such 365 day period) will be deemed to constitute "Excess Proceeds." When the aggregate amount of Excess Proceeds exceeds $10.0 million, the Company will be required to make an offer ("Asset Disposition Offer") to all Holders in an amount equal to the Pari Passu Lien Percentage (determined with respect to any Net Available Cash from any Asset Disposition included in such Excess Proceeds at the time of such Asset Disposition) of such Excess Proceeds to purchase the maximum principal amount of the Notes (on a pro rata basis) that may be purchased out of the Pari Passu Lien Percentage of such Excess Proceeds, at an offer price in cash equal to 100% of the principal amount of the Notes, plus accrued and unpaid interest and additional interest, if any, thereon to, but excluding, the date of purchase (subject to the rights of Holders of record on any record date to receive payments of interest on the related interest payment date), in accordance with the procedures set forth in the Indenture in integral multiples of $1,000 (except that no Note will be purchased in part if the remaining principal amount would be less than $2,000). To the extent that the aggregate amount of Notes so validly tendered and not properly withdrawn pursuant to an Asset Disposition Offer is less than the Pari Passu Lien Percentage of such Excess Proceeds, the Company may use any remaining portion of such Excess

Proceeds that is not applied to purchase Notes ("Unutilized Excess Proceeds") for general corporate purposes, the repayment of Indebtedness or as otherwise required pursuant to its other contractual requirements, subject to the other covenants contained in the Indenture. If the aggregate principal amount of Notes surrendered by Holders exceeds the Pari Passu Lien Percentage of such Excess Proceeds, the Notes to be purchased shall be selected on a pro rata basis on the basis of the aggregate principal amount of tendered Notes. Upon completion of such Asset Disposition Offer, the amount of Excess Proceeds shall be reset at zero.

        The Asset Disposition Offer will remain open for a period of 20 Business Days following its commencement, except to the extent that a longer period is required by applicable law (the "Asset Disposition Offer Period"). No later than five Business Days after the termination of the Asset Disposition Offer Period (the "Asset Disposition Purchase Date"), the Company will purchase the principal amount of Notes required to be purchased pursuant to this covenant (the "Asset Disposition Offer Amount") or, if less than the Asset Disposition Offer Amount has been so validly tendered and not properly withdrawn, all Notes validly tendered in response to the Asset Disposition Offer.

        If the Asset Disposition Purchase Date is on or after an interest record date and on or before the related interest payment date, any accrued and unpaid interest will be paid on such Asset Disposition Purchase Date to the Person in whose name a Notes is registered at the close of business on such record date, and no additional interest will be payable to Holders who tender Notes pursuant to the Asset Disposition Offer.

        On or before the Asset Disposition Purchase Date, the Company will, to the extent lawful, accept for payment, on a pro rata basis to the extent necessary, the Asset Disposition Offer Amount of Notes or portions of Notes validly tendered and not properly withdrawn pursuant to the Asset Disposition Offer, or if less than the Asset Disposition Offer Amount has been validly tendered and not properly withdrawn, all Notes validly tendered and not properly withdrawn, in each case in denominations of $1,000 (except that no Note will be purchased in part if the remaining principal amount would be less than $2,000). The Company or the Trustee, as the case may be, will promptly (but in any case not later than five Business Days after termination of the Asset Disposition Offer Period) mail or deliver to each tendering Holder of Notes an amount equal to the purchase price of the Notes validly tendered and not properly withdrawn by such holder and accepted by the Company for purchase, and the Company will promptly issue a new Note, and the Trustee, upon delivery of an Officers' Certificate from the Company, will authenticate and mail or deliver such new Note to such Holder, in a principal amount equal to any unpurchased portion of the Note surrendered; provided that each such new Note will be in a principal amount of $2,000 or an integral multiple of $1,000 in excess thereof. Any Note not so accepted will be promptly mailed or delivered by the Company to the Holder thereof.

        (b)   For the purposes of clause (a)(2) of this covenant, the following are deemed to be cash or cash equivalents:

  (1)
  the assumption of Indebtedness of the Company (other than obligations in respect of Disqualified Stock of the Company) or any Restricted Subsidiary of the Company and the release of the Company or such Restricted Subsidiary from all liability on such Indebtedness in connection with such Asset Disposition; and

  (2)
  securities received by the Company or any Restricted Subsidiary of the Company from the transferee that are converted within 90 days by the Company or such Restricted Subsidiary into cash, to the extent of cash received in that conversion.

        (c)   The Company will comply, to the extent applicable, with the requirements of Section 14(e) of the Exchange Act and any other securities laws or regulations in connection with the repurchase of Notes pursuant to this covenant. To the extent that the provisions of any securities laws or regulations conflict with provisions of this covenant, the Company will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under this covenant by virtue of its compliance with such securities laws or regulations.

Limitation on affiliate transactions

        (a)   The Company will not, and will not permit any Restricted Subsidiary of the Company to, enter into any transaction (including the purchase, sale, lease or exchange of any property, employee compensation arrangements or the rendering of any service) with, or for the benefit of, any Affiliate of the Company (an "Affiliate Transaction") unless:

  (1)
  the terms of the Affiliate Transaction are no less favorable to the Company or such Restricted Subsidiary than those that could be obtained at the time of the Affiliate Transaction in arm's-length dealings with a Person who is not an Affiliate;

  (2)
  if such Affiliate Transaction involves an amount in excess of $2.0 million, the terms of the Affiliate Transaction are set forth in writing and a majority of the directors of the Company disinterested with respect to such Affiliate Transaction shall have determined in good faith that the criteria set forth in clause (1) are satisfied and shall have approved the relevant Affiliate Transaction as evidenced by a resolution of the Board of Directors; and

  (3)
  if such Affiliate Transaction involves an amount in excess of $10.0 million, the Board of Directors of the Company shall also have received a written opinion from an Independent Qualified Party to the effect that such Affiliate Transaction is fair, from a financial standpoint, to the Company and its Restricted Subsidiaries or is not less favorable to the Company and its Restricted Subsidiaries than could reasonably be expected to be obtained at the time in an arm's-length transaction with a Person who was not an Affiliate.

        (b)   The provisions of the preceding paragraph (a) will not prohibit:

  (1)
  any Investment (other than a Permitted Investment) or other Restricted Payment, in each case permitted to be made pursuant to the covenant described under "—Limitation on restricted payments";

  (2)
  any issuance of securities, or other payments, awards or grants in cash, securities or otherwise pursuant to, or the funding of, employment arrangements, stock options and stock ownership plans approved by the Board of Directors of the Company;

  (3)
  loans or advances to officers, employees and directors in the ordinary course of business of the Company or its Restricted Subsidiaries, but in any event not to exceed $3.0 million in the aggregate outstanding at any one time;

  (4)
  reasonable fees and compensation paid to, and indemnity provided for the benefit of, officers, directors, employees or consultants of the Company or any Restricted Subsidiary of the Company as determined in good faith by the Company's Board of Directors;

  (5)
  any transaction with a Restricted Subsidiary of the Company or joint venture or similar entity which would constitute an Affiliate Transaction solely because the Company or a Restricted Subsidiary of the Company owns an equity interest in or otherwise controls such Restricted Subsidiary, joint venture or similar entity;

  (6)
  the issuance or sale of any Capital Stock (other than Disqualified Stock) of the Company;

  (7)
  any agreement or arrangement as in effect on the Issue Date and described in the Offering Circular (including any Tax Sharing Arrangement) or any renewals or extensions of any such agreement (so long as such renewals or extensions are not less favorable to the Company or its Restricted Subsidiaries) and the transactions evidenced thereby;

  (8)
  any merger of the Company with an Affiliate of the Company solely for the purpose and with the sole effect of reincorporating the Company in another jurisdiction;

  (9)
  transactions with customers, clients, suppliers, joint venture partners or purchasers or sellers of goods or services, in each case, in the ordinary course of business, including pursuant to joint venture agreements, and otherwise in compliance with the terms of the Indenture which are fair to the Company and its Restricted Subsidiaries, in the reasonable determination of the Board of Directors of the Company or the senior management thereof, or are on terms at least as favorable as might reasonably have been obtained at such time in arm's-length dealings with a Person who is not an Affiliate;

  (10)
  transactions effected as part of a Qualified Securitization Transaction; and

  (11)
  any transaction constituting part of the Transactions.

Limitation on line of business

        The Company will not, and will not permit any of its Restricted Subsidiaries to, engage in any business other than a Related Business.

Limitation on liens

        The Company will not and will not permit its Restricted Subsidiaries to, directly or indirectly, Incur or permit to exist any Lien of any nature whatsoever on any of their respective properties (including Capital Stock), whether owned at the Issue Date or thereafter acquired, securing any Indebtedness, other than Permitted Liens.

Limitation on the sale or issuance of capital stock of restricted subsidiaries

  The Company

  (1)
  will not, and will not permit any Restricted Subsidiary (other than a Securitization Entity) to, sell, lease, transfer or otherwise dispose of (other than the granting of any Lien permitted under the terms of the Indenture) any Capital Stock of any Restricted Subsidiary to any Person (other than the Company or a Wholly Owned Subsidiary or, if necessary, shares of its Capital Stock constituting directors' or other legally required qualifying shares), and

  (2)
  will not permit any Restricted Subsidiary (other than a Securitization Entity) to issue any of its Capital Stock (other than, if necessary, shares of its Capital Stock constituting directors' or other legally required qualifying shares) to any Person (other than to the Company or a Wholly Owned Subsidiary), unless

  (A)
  immediately after giving effect to such issuance, sale or other disposition, neither the Company nor any of its Subsidiaries owns any Capital Stock of such Restricted Subsidiary; or

  (B)
  immediately after giving effect to such issuance, sale or other disposition, such Restricted Subsidiary would no longer constitute a Restricted Subsidiary and any Investment in such Person remaining after giving effect thereto is treated as a new Investment by the Company and such Investment would be permitted to be made under the covenant described under "—Limitation on restricted payments" if made on the date of such issuance, sale or other disposition.

Merger and consolidation

        (a)   The Company will not consolidate with or merge with or into, or convey, transfer or lease, in one transaction or a series of transactions, directly or indirectly, all or substantially all its assets

(determined on a consolidated basis for the Company and its Restricted Subsidiaries) to, any Person, unless:

  (1)
  the resulting, surviving or transferee Person (the "Successor Company") shall be a Person organized and existing under the laws of the United States of America, any State thereof or the District of Columbia and the Successor Company (if not the Company) shall expressly assume, by an indenture supplemental thereto, executed and delivered to the Trustee, in form satisfactory to the Trustee, all the obligations of the Company under the Notes and the Indenture;

  (2)
  immediately after giving pro forma effect to such transaction (and treating any Indebtedness which becomes an obligation of the Successor Company or any Subsidiary as a result of such transaction as having been Incurred by such Successor Company or such Subsidiary at the time of such transaction), no Default shall have occurred and be continuing;

  (3)
  immediately after giving pro forma effect to such transaction, either (x) the Successor Company would be able to Incur an additional $1.00 of Indebtedness pursuant to the applicable clause of paragraph (a) of the covenant described under "—Limitation on indebtedness" or (y) the Consolidated Coverage Ratio would be equal to or greater than the Consolidated Coverage Ratio immediately prior to such transaction;

  (4)
  the Company shall have delivered to the Trustee an Officers' Certificate and an Opinion of Counsel, each stating that such consolidation, merger or transfer and such supplemental indenture (if any) comply with the Indenture;

  (5)
  the Successor Company causes such amendments, supplements or other instruments to be executed, delivered, filed and recorded, as applicable, in such jurisdictions as may be required by applicable law to preserve and protect the Liens created by the Collateral Documents on the Collateral owned by or transferred to the Successor Company;

  (6)
  the Collateral owned by or transferred to the Successor Company shall (a) constitute Collateral under the Indenture and the Collateral Documents, (b) be subject to the Lien in favor of the Collateral Agent for the benefit of the Trustee and the Holders of the Notes, and (c) not be subject to any Liens other than Permitted Liens; and

  (7)
  the property and assets of the Person which is merged or consolidated with or into the Successor Company, to the extent that they are property or assets of the types which would constitute Collateral under the Collateral Documents, shall be treated as after-acquired property and the Successor Company shall take such action as may be reasonably necessary to cause such property and assets to be made subject to the Lien of the Collateral Documents in the manner and to the extent required in the Indenture.

provided, however, (A) that the foregoing will not prohibit a Restricted Subsidiary of the Company from merging into or transferring all or part of its properties and assets to the Company or another Restricted Subsidiary of the Company and (B) clause (3) will not be applicable to the Company merging with an Affiliate of the Company solely for the purpose and with the sole effect of reincorporating the Company in another jurisdiction.

        For purposes of this covenant, the sale, lease, conveyance, assignment, transfer or other disposition of all or substantially all of the properties and assets of one or more Subsidiaries of the Company, which properties and assets, if held by the Company instead of such Subsidiaries, would constitute all or substantially all of the properties and assets of the Company on a consolidated basis, shall be deemed to be the transfer of all or substantially all of the properties and assets of the Company.

        (b)   The Successor Company will be the successor to the Company and shall succeed to, and be substituted for, and may exercise every right and power of, the Company under the Indenture, and the predecessor Company, except in the case of a lease, shall be released from the obligation to pay the principal of and interest on the Notes.

        The Company will not permit any Subsidiary Guarantor to consolidate with or merge with or into, or convey, transfer or lease, in one transaction or a series of transactions, all or substantially all of its assets to, any Person (other than the Company or another Subsidiary Guarantor) unless:

  (1)
  except in the case of a Subsidiary Guarantor (x) that has been disposed of in its entirety to another Person (other than to the Company or an Affiliate of the Company), whether through a merger, consolidation or sale of Capital Stock or assets, or (y) that, as a result of the disposition of all or a portion of its Capital Stock, ceases to be a Subsidiary, in both cases, if in connection therewith the Company provides an Officers' Certificate to the Trustee to the effect that the Company will comply with its obligations under the covenant described under "—Limitation on sales of assets and subsidiary stock" in respect of such disposition, the Successor Company (if not such Subsidiary) shall be a Person organized and existing under the laws of the jurisdiction under which such Subsidiary was organized or under the laws of the United States of America, or any State thereof or the District of Columbia, and, if not a Subsidiary Guarantor, such Person shall expressly assume, by a Guaranty Agreement, in a form satisfactory to the Trustee, all the obligations of such Subsidiary, if any, under its Subsidiary Guaranty;

  (2)
  immediately after giving effect to such transaction or transactions on a pro forma basis (and treating any Indebtedness which becomes an obligation of the resulting, surviving or transferee Person as a result of such transaction as having been issued by such Person at the time of such transaction), no Default shall have occurred and be continuing;

  (3)
  the Company delivers to the Trustee an Officers' Certificate and an Opinion of Counsel, each stating that such consolidation, merger or transfer and such Guaranty Agreement, if any, comply with the Indenture;

  (4)
  the Successor Company causes such amendments, supplements or other instruments to be executed, delivered, filed and recorded, as applicable, in such jurisdictions as may be required by applicable law to preserve and protect the Liens created by the Collateral Documents on the Collateral owned by or transferred to the Successor Company;

  (5)
  the Collateral owned by or transferred to the Successor Company shall (a) constitute Collateral under the Indenture and the Collateral Documents, (b) be subject to the Lien in favor of the Collateral Agent for the benefit of the Trustee and the Holders of the Notes, and (c) not be subject to any Liens other than Permitted Liens; and

  (6)
  the property and assets of the Person which is merged or consolidated with or into such Successor Company, to the extent that they are property or assets of the types which would constitute Collateral under the Collateral Documents, shall be treated as after-acquired property and such Person shall take such action as may be reasonably necessary to cause such property and assets to be made subject to the Lien of the Collateral Documents in the manner and to the extent required in the Indenture.

        (c)   Pursuant to the Indenture, Parent covenants not to merge with or into, or convey, transfer or lease, in one transaction or a series of transactions, all or substantially all of its assets to, any Person unless:

  (1)
  the Successor Company (if not Parent) shall be a Person organized and existing under the laws of the jurisdiction under which Parent was organized or under the laws of the United States of America, or any State thereof or the District of Columbia, and such Person shall expressly assume all the obligations of Parent, if any, under the Parent Guaranty;

  (2)
  immediately after giving effect to such transaction or transactions on a pro forma basis (and treating any Indebtedness which becomes an obligation of the resulting, surviving or transferee Person as a result of such transaction as having been issued by such Person at the time of such transaction), no Default shall have occurred and be continuing;

  (3)
  the Company delivers to the Trustee an Officers' Certificate and an Opinion of Counsel, each stating that such consolidation, merger or transfer and such Guaranty Agreement, if any, complies with the Indenture;

  (4)
  the Successor Company causes such amendments, supplements or other instruments to be executed, delivered, filed and recorded, as applicable, in such jurisdictions as may be required by applicable law to preserve and protect the Liens created by the Collateral Documents on the Collateral owned by or transferred to the Successor Company;

  (5)
  the Collateral owned by or transferred to the Successor Company shall (a) constitute Collateral under the Indenture and the Collateral Documents, (b) be subject to the Lien in favor of the Collateral Agent for the benefit of the Trustee and the Holders of the Notes, and (c) not be subject to any Liens other than Permitted Liens; and

  (6)
  the property and assets of the Person which is merged or consolidated with or into such Successor Company, to the extent that they are property or assets of the types which would constitute Collateral under the Collateral Documents, shall be treated as after-acquired property and such Person shall take such action as may be reasonably necessary to cause such property and assets to be made subject to the Lien of the Collateral Documents in the manner and to the extent required in the Indenture.

Additional subsidiary guarantees; further assurances; insurance

        If after the Issue Date the Company or any of its Restricted Subsidiaries acquires or creates another wholly-owned Restricted Subsidiary (other than a Foreign Subsidiary or Securitization Entity), then that Restricted Subsidiary will become a Subsidiary Guarantor and (A) execute a supplemental indenture and a joinder agreement to the Collateral Documents (or any additional security documents) in form and substance reasonably satisfactory to the Trustee providing that such Subsidiary shall become a Subsidiary Guarantor under the Indenture and a party as grantor to the Collateral Documents, (B) deliver an opinion of counsel satisfactory to the Trustee, in each case, within 5 Business Days of the date on which it was acquired or created and (C) take all actions required by the Collateral Documents to perfect the Liens created thereunder.

        The Company and each Subsidiary Guarantor will do or cause to be done all acts and things which may be required, or which the Trustee from time to time may reasonably request, to assure and confirm that the Collateral Agent holds, for the benefit of the holders of the Notes, duly created, enforceable and perfected second-priority Liens (subject to Permitted Liens) upon all property, whether real, personal (including after-acquired personal property) or mixed, of the Company and the Guarantors.

        Upon request of the Trustee at any time and from time to time, the Company and each Subsidiary Guarantor will promptly execute, acknowledge and deliver such security documents, instruments, certificates, notices and other documents and take such other actions as shall be required or which the Trustee may reasonably request to grant, perfect or maintain the priority of (subject to Permitted Liens) the Liens and benefits intended to be conferred as contemplated by the Collateral Documents for the benefit of the holders of the Notes.

        The Company and the Subsidiary Guarantors will maintain with financially sound and reputable insurance companies, insurance on their property and assets (including the Collateral) in at least such amounts, with such deductibles and against at least such risks as is customary for companies of the same or similar size engaged in the same or similar businesses as those of the Company and the Subsidiary Guarantors and furnish to the Trustee, upon written request, full information as to its property and liability insurance carriers. The Trustee will be named as an additional insured on all liability insurance policies of the Company and their Restricted Subsidiaries and the Trustee will be named as loss payee on all property and casualty insurance policies of each such Person.

Reporting requirements

        Notwithstanding that the Company may not be subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act, the Company will file with the SEC (to the extent the SEC will accept such filings) and provide the Trustee and Noteholders with such annual reports and such information, documents and other reports as are specified in Sections 13 and 15(d) of the Exchange Act and applicable to a U.S. corporation subject to such Sections, such information, documents and other reports to be so filed and provided at the times specified for the filings of such information, documents and reports under such Sections; provided, however, that so long as Parent is a Guarantor of the Notes and complies with the requirements of Rule 3-10 of Regulation S-X promulgated by the SEC (or any successor provision), the reports, information and other documents required to be filed and provided as described hereunder may, at the Company's option, be filed by and be those of Parent rather than the Company. The Company agrees that it will not take any action for the purpose of causing the SEC not to accept any such filings. If, notwithstanding the foregoing, the SEC will not accept the Company's filings for any reason, the Company will post the reports, information and documents referred to in this paragraph on its website within the time periods that would apply if the Company were required to file those reports with the SEC.

        At any time that any of the Company's Subsidiaries are Unrestricted Subsidiaries, then the quarterly and annual financial information required by the preceding paragraph will include a reasonably detailed presentation, either on the face of the financial statements or in the footnotes thereto, and in "Management discussion and analysis", of the financial condition and results of operations of the Company and its Restricted Subsidiaries separate from the financial condition and results of operations of the Unrestricted Subsidiaries of the Company.

        In addition, the Company will furnish to the Holders of the Notes and to prospective investors, upon the requests of such Holders, any information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act so long as the Notes are not freely transferable under the Securities Act.

Defaults

        Each of the following is an Event of Default:

  (1)
  a default in the payment of interest on the Notes when due, continued for 30 days;

  (2)
  a default in the payment of principal of any Note when due at its Stated Maturity, upon optional redemption, upon required purchase, upon declaration of acceleration or otherwise;

  (3)
  the failure by the Company, Parent or any Subsidiary Guarantor to comply with its obligations under "—Certain covenants—Merger and consolidation" above;

  (4)
  the failure by the Company or any Subsidiary Guarantor to comply for 30 days after notice with any of its obligations in the covenants described above under "—Change of control" (other than a failure to purchase Notes) or under "—Certain covenants" under "—Limitation on indebtedness", "—Limitation on liens", "—Limitation on restricted payments", "—Limitation on restrictions on distributions from restricted subsidiaries", "—Limitation on sales of assets and subsidiary stock" (other than a failure to purchase Notes), "—Limitation on affiliate transactions", "—Limitation on line of business", "—Limitation on the sale or issuance of capital stock of restricted subsidiaries", "—Reporting requirements", "—Additional subsidiary guarantees; further assurances; insurance";

  (5)
  the failure by the Company or any Subsidiary Guarantor to comply for 60 days after notice with its other agreements contained in the Indenture or the Collateral Documents;

  (6)
  Indebtedness of the Company or any Significant Subsidiary is not paid within any applicable grace period after final maturity or is accelerated by the holders thereof because of a default and the total amount of such Indebtedness unpaid or accelerated exceeds $10.0 million (the "cross acceleration provision");

  (7)
  certain events of bankruptcy, insolvency or reorganization of Parent, the Company or any Significant Subsidiary (the "bankruptcy provisions");

  (8)
  any judgment or decree for the payment of money in excess of $10.0 million (excluding the amount of any insurance proceeds or indemnification claims available to the obligor from insurance carriers and indemnitors who in the reasonable judgment of the Board of Directors of the Company are creditworthy and who have acknowledged their liability with respect thereto) is entered against the Company or any Significant Subsidiary, remains outstanding for a period of 60 consecutive days following such judgment and is not paid, discharged, waived or stayed (the "judgment default provision");

  (9)
  any Subsidiary Guaranty of a Significant Subsidiary or group of Restricted Subsidiaries that taken together as of the latest audited consolidated financial statements for the Company and their Restricted Subsidiaries would constitute a Significant Subsidiary ceases to be in full force and effect (other than in accordance with the terms of the Parent Guaranty or such Subsidiary Guaranty) and such default continues for five Business Days or any Subsidiary Guarantor denies or disaffirms its obligations under its Subsidiary Guaranty; or

  (10)
  with respect to any Collateral having a fair market value in excess of $5.0 million individually or in the aggregate, the applicable Collateral Document or Collateral Documents, in each case, of Parent, the Company or a Significant Subsidiary or group of Restricted Subsidiaries that taken together as of the latest audited consolidated financial statements for the Company and their Restricted Subsidiaries would constitute a Significant Subsidiary ceases to be in full force and effect (except as contemplated by the terms of the Indenture and the Guarantees) or is declared null and void in a judicial proceeding or Parent, the Company or any Subsidiary Guarantor that is a Significant Subsidiary or group of Subsidiary Guarantors that taken together as of the latest audited consolidated financial statements of Parent, the Company and their Restricted Subsidiaries would constitute a Significant Subsidiary denies or disaffirms its obligations under the Indenture, its Guarantee or any Collateral Document; and

  (11)
  with respect to any Collateral having a fair market value in excess of $5.0 million individually or in the aggregate, (A) the failure of the security interest with respect to such Collateral under the Collateral Documents, at any time, to be in full force and effect for any reason other than in accordance with their terms and the terms of the Indenture and other than the satisfaction in full of all obligations under the Indenture and discharge of the Indenture if such failure continues for 60 days or (B) the assertion by Parent, the Company or any Subsidiary Guarantor, in any pleading in any court of competent jurisdiction, that any such security interest is invalid or unenforceable, except in each case for the failure or loss of perfection resulting from the failure of the Trustee to make filings, renewals and continuations (or other equivalent filings) which are required to be made or the failure of the Trustee to maintain possession of certificates actually delivered to it representing securities pledged under the Collateral Documents.

        However, a default under clause (4) or (5) will not constitute an Event of Default until the Trustee or the holders of 25% in principal amount of the outstanding Notes notify the Company of the default and the Company does not cure such default within the time specified after receipt of such notice.

        If an Event of Default (other than an Event of Default under clause (7) above with respect to the Company) occurs and is continuing, the Trustee or the holders of at least 25% in principal amount of the outstanding Notes may declare the principal of, premium, if any, and accrued but unpaid interest on all the Notes to be due and payable. Upon such a declaration, such principal, premium, if any, and interest shall be due and payable immediately. Under certain circumstances, the holders of a majority in principal amount of the outstanding Notes may rescind any such acceleration with respect to the Notes and its consequences. In case an Event of Default under clause (7) above shall occur with respect to the Company, the principal, premium, if any and interest amount with respect to all of the notes shall be due and payable immediately without any declaration or other act on the part of the trustee or the holders of the Notes.

        Notwithstanding the foregoing, the Indenture provides that, to the extent elected by the Company, the sole remedy for an Event of Default relating to the failure to comply with the reporting obligations in the Indenture, which are described under "—Certain covenants—Reporting requirements", will, for the 365 days after the occurrence of such an Event of Default, consist exclusively of the right to receive additional interest on the Notes at an annual rate equal to 0.50% of the principal amount of the Notes. This additional interest will be payable in the same manner and on the same dates as the stated interest payable on the Notes. The additional interest will accrue on all out-standing Notes from, and including, the date on which an Event of Default relating to a failure to comply with the reporting obligations in the Indenture first occurs to, but not including, the 365th day thereafter (or such earlier date on which the Event of Default relating to the reporting obligations shall have been cured or waived). On such 365th day (or earlier, if an Event of Default relating to the reporting obligations is cured or waived prior to such 365th day), such additional interest will cease to accrue and the Notes will be subject to acceleration as provided above. If the Company does not elect to pay additional interest during the continuance of such an Event of Default, as applicable, in accordance with this paragraph, or if such Event of Default is continuing on such 365th day, the Notes will be subject to acceleration as provided above.

        Subject to the provisions of the Indenture relating to the duties of the Trustee, in case an Event of Default occurs and is continuing, the Trustee will be under no obligation to exercise any of the rights or powers under the Indenture at the request or direction of any of the holders of the Notes unless such holders have offered to the Trustee reasonable indemnity or security against any loss, liability or expense. Except to enforce the right to receive payment of principal, premium (if any) or interest when due, no holder of a Note may pursue any remedy with respect to the Indenture or the Notes unless:

  (1)
  such holder has previously given the Trustee notice that an Event of Default is continuing;

  (2)
  holders of at least 25% in principal amount of the outstanding Notes have requested the Trustee to pursue the remedy;

  (3)
  such holders have offered the Trustee reasonable security or indemnity against any loss, liability or expense;

  (4)
  the Trustee has not complied with such request within 60 days after the receipt thereof and the offer of security or indemnity; and

  (5)
  holders of a majority in principal amount of the outstanding Notes have not given the Trustee a direction inconsistent with such request within such 60-day period.

        Subject to certain restrictions, the holders of a majority in principal amount of the outstanding Notes are given the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or of exercising any trust or power conferred on the Trustee. The Trustee, however, may refuse to follow any direction that conflicts with law or the Indenture or that the Trustee determines is unduly prejudicial to the rights of any other holder of a Note or that would involve the Trustee in personal liability.

        If a Default occurs, is continuing and is known to the Trustee, the Trustee must mail to each holder of the Notes notice of the Default within 90 days after it occurs. Except in the case of a Default in the payment of principal of or interest on any Note, the Trustee may withhold notice if and so long as a committee of its Trust Officers determines that withholding notice is not opposed to the interest of the holders of the Notes. In addition, we are required to deliver to the Trustee, within 120 days after the end of each fiscal year, a certificate indicating whether the signers thereof know of any Default that occurred during the previous year. We are required to deliver to the Trustee, within 30 days after the occurrence thereof, written notice of any event which would constitute certain Defaults, their status and what action we are taking or propose to take in respect thereof.

Amendments and waivers

        Subject to certain exceptions, the Indenture, the Collateral Documents and the Intercreditor Agreement may be amended with the consent of the holders of a majority in principal amount of the Notes then outstanding (including consents obtained in connection with a tender offer or exchange for the Notes) and any past default or compliance with any provisions may also be waived with the consent of the holders of a majority in principal amount of the Notes then outstanding. However, without the consent of each holder of an outstanding Note affected thereby, an amendment or waiver may not, among other things:

  (1)
  reduce the principal amount of Notes whose holders must consent to an amendment;

  (2)
  reduce the rate of or extend the time for payment of interest on any Note;

  (3)
  reduce the principal amount or change the Stated Maturity of any Note;

  (4)
  change the provisions applicable to the redemption of any Note as described under "—Optional redemption" above;

  (5)
  make any Note payable in money other than that stated in the Note;

  (6)
  impair the right of any holder of the Notes to receive payment of principal of and interest on such holder's Notes on or after the due dates therefor or to institute suit for the enforcement of any payment on or with respect to such holder's Notes;

  (7)
  make any change in the amendment provisions which require each holder's consent or in the waiver provisions;

  (8)
  make any change in the ranking or priority of any Note that would adversely affect the Noteholders; or

  (9)
  make any change in or release (other than in accordance with the Indenture) any Subsidiary Guaranty that would adversely affect the Noteholders.

        Notwithstanding the foregoing, (x) in addition to the release of Collateral expressly permitted by the Indenture, the Collateral Documents and the Intercreditor Agreement, all or any portion of the Collateral may be released under the Indenture, the Collateral Documents and the Intercreditor Agreement as to the Notes, (y) any Subsidiary Guarantor may be released from its obligations under its Subsidiary Guaranty and (z) the Intercreditor Agreement may be amended in a manner adverse to the Holders, in each case, with the consent of the holders of at least 66 2/3% in principal amount of Notes then outstanding.

        Notwithstanding the preceding, without the consent of any holder of the Notes, Parent, the Company, the Subsidiary Guarantors and Trustee may amend the Indenture, the Collateral Documents and the Intercreditor Agreement:

  (1)
  to cure any ambiguity, omission, defect or inconsistency;

  (2)
  to provide for the assumption by a successor corporation of the obligations of the Company, Parent or any Subsidiary Guarantor under the Indenture;

  (3)
  to provide for uncertificated Notes in addition to or in place of certificated Notes (provided that the uncertificated Notes are issued in registered form for purposes of Section 163(f) of the Code, or in a manner such that the uncertificated Notes are described in Section 163(f)(2)(B) of the Code);

  (4)
  to add Guarantees with respect to the Notes or to add additional assets that secure the Notes, including any Subsidiary Guaranty;

  (5)
  to add to the covenants of the Company, Parent or any Subsidiary Guarantor for the benefit of the holders of the Notes or to surrender any right or power conferred upon the Company, Parent or any Subsidiary Guarantor;

  (6)
  to make any change that does not adversely affect the rights of any holder of the Notes;

  (7)
  to comply with any requirement of the SEC in connection with the qualification of the Indenture under the Trust Indenture Act;

  (8)
  to make any amendment to the provisions of the Indenture relating to the form, authentication, transfer and legending of Notes; provided, however, that (a) compliance with the Indenture as so amended would not result in Notes being transferred in violation of the Securities Act or any other applicable securities law and (b) such amendment does not materially affect the rights of Holders to transfer Notes;

  (9)
  release Liens in favor of the Collateral Agent in the Collateral as provided under "—Use and release of collateral", or otherwise in accordance with the terms of the Indenture and the Collateral Documents;

  (10)
  provide for the appointment of a successor trustee; provided that the successor trustee is otherwise qualified and eligible to act as such under the terms of the Indenture; or

  (11)
  conform the text of the Indenture, the Notes, the Guarantees, the Intercreditor Agreement or the Collateral Documents to any provision of this "Description of the second lien notes" to the extent that such provision in this "Description of the second lien notes" is intended to be a verbatim recitation of a provision of the Indenture, the Notes, the Guarantees, the Intercreditor Agreement or the Collateral Documents.

        The consent of the holders of the Notes is not necessary under the Indenture to approve the particular form of any proposed amendment. It is sufficient if such consent approves the substance of the proposed amendment.

        After an amendment under the Indenture, any Collateral Document or the Intercreditor Agreement becomes effective, we are required to mail to holders of the Notes a notice briefly describing such amendment. However, the failure to give such notice to all holders of the Notes, or any defect therein, will not impair or affect the validity of the amendment.

Transfer

        The Notes are in registered form and will be transferable only upon the surrender of the Notes being transferred for registration of transfer. We may require payment of a sum sufficient to cover any tax, assessment or other governmental charge payable in connection with certain transfers and exchanges.

Defeasance

        At any time, we may terminate all our obligations under the Notes and the Indenture ("legal defeasance"), except for certain obligations, including those respecting the defeasance trust and obligations to register the transfer or exchange of the Notes, to replace mutilated, destroyed, lost or stolen Notes and to maintain a registrar and paying agent in respect of the Notes.

        In addition, at any time we may terminate our obligations under "—Change of control" and under the covenants described under "—Certain covenants" (other than the covenant described under "—Merger and consolidation"), the operation of the cross acceleration provision, the bankruptcy provisions with respect to the Significant Subsidiaries and the judgment default provision described under "—Defaults" above and the limitations contained in clause (3) of the first paragraph (a) under "—Certain covenants—Merger and consolidation" above ("covenant defeasance").

        We may exercise our legal defeasance option notwithstanding our prior exercise of our covenant defeasance option. If we exercise our legal defeasance option, payment of the Notes may not be accelerated because of an Event of Default with respect thereto. If we exercise our covenant defeasance option, payment of the Notes may not be accelerated because of an Event of Default specified in clause (4), (6), (7) (with respect only to Significant Subsidiaries) or (8) under "—Defaults" above or because of the failure of the Company to comply with clause (3) of the first paragraph (a) under "—Certain covenants—Merger and consolidation" above. If we exercise our legal defeasance option or our covenant defeasance option, Parent and each Subsidiary Guarantor will be released from all of its obligations with respect to the Parent Guaranty or its Subsidiary Guaranty, as the case may be and the Collateral will be released.

        In order to exercise either of our defeasance options, we must irrevocably deposit in trust (the "defeasance trust") with the Trustee money or U.S. Government Obligations for the payment of the principal amount and interest on the Notes to redemption or maturity, as the case may be, and must comply with certain other conditions, including delivery to the Trustee of an Opinion of Counsel to the effect that holders of the Notes will not recognize income, gain or loss for Federal income tax purposes as a result of such deposit and defeasance and will be subject to Federal income tax on the same amounts and in the same manner and at the same times as would have been the case if such deposit and defeasance had not occurred (and, in the case of legal defeasance only, such Opinion of Counsel must be based on a ruling of the Internal Revenue Service or other change in applicable Federal income tax law).

Satisfaction and discharge

        When we (1) deliver to the Trustee all outstanding Notes for cancellation or (2) all outstanding Notes have become due and payable, whether at maturity or on a redemption date as a result of the mailing of notice of redemption, or (3) all outstanding Notes will become due and payable within one year or are to be called for redemption within one year under arrangements reasonably satisfactory to the Trustee and, in the case of clauses (2) and (3), we irrevocably deposit with the Trustee funds sufficient to pay at maturity or upon redemption all outstanding Notes, including interest thereon to maturity or such redemption date, and if in any case we pay all other sums payable hereunder by us, then the Indenture shall, subject to certain exceptions, cease to be of further effect.

Concerning the trustee

        Wells Fargo Bank, National Association is the Trustee under the Indenture. We have appointed Wells Fargo Bank, National Association as Registrar and Paying Agent with regard to the Notes.

        The Indenture contains certain limitations on the rights of the Trustee, should it become a creditor of the Company, to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The Trustee is permitted to engage in other transactions; provided, however, if it acquires any conflicting interest it must either eliminate such conflict within 90 days, apply to the SEC for permission to continue or resign.

        The Holders of a majority in principal amount of the outstanding Notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee, subject to certain exceptions. If an Event of Default occurs (and is not cured), the Trustee will be required, in the exercise of its power, to use the degree of care of a prudent man in the conduct of his own affairs. Subject to such provisions, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request of any Holder of Notes unless such Holder shall have offered to the Trustee security and indemnity satisfactory to it against any loss, liability or expense and then only to the extent required by the terms of the Indenture.

No personal liability of directors, officers, employees and stockholders

        No director, officer, employee, incorporator or stockholder of the Company, Parent or any Subsidiary Guarantor will have any liability for any obligations of the Company, Parent or any Subsidiary Guarantor under the Notes, the Parent Guaranty, any Subsidiary Guaranty or the Indenture or for any claim based on, in respect of, or by reason of such obligations or their creation. Each Holder of the Notes by accepting a Note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Notes. Such waiver and release may not be effective to waive liabilities under the U.S. Federal securities laws, and it is the view of the SEC that such a waiver is against public policy.

Governing law

        The Indenture, the Notes, the Guarantees, Intercreditor Agreement and certain of the Collateral Documents and the Notes are governed by, and construed in accordance with, the laws of the State of New York.

Certain definitions

        Set forth below are certain defined terms used in the Indenture. You should refer to the Indenture for a full disclosure of all defined terms used therein, as well as any other capitalized terms used herein for which no definition is provided.

        "Additional Interest" has the meaning set forth in the Registration Rights Agreement.

        "Additional First Lien Indebtedness" means Indebtedness permitted to be incurred under the covenant described under "—Limitation on indebtedness" and under the Credit Agreement which is by its terms intended to be secured on a pari passu basis with the Liens securing the Credit Agreement and the First Lien Notes.

        "Additional Pari Passu Lien Indebtedness" means Indebtedness permitted to be incurred under the covenant described under "—Limitation on indebtedness" which is by its terms intended to be secured on a pari passu basis with the Liens securing the Notes; provided such Lien is permitted to be incurred under the Indenture and such Indebtedness has a Stated Maturity that is no earlier than the Stated Maturity of the Notes.

        "Affiliate" of any specified Person means any other Person, directly or indirectly, controlling or controlled by or under direct or indirect common control with such specified Person. For the purposes of this definition, "control" when used with respect to any Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms "controlling" and "controlled" have meanings correlative to the foregoing. For purposes of the covenants described under "—Certain covenants—Limitation on restricted payments", "—Certain covenants—Limitation on affiliate transactions" and "—Certain covenants—Limitation on sales of assets and subsidiary stock", as applicable, only, "Affiliate" shall also mean any beneficial owner of Capital Stock representing 10% or more of the total voting power of the Voting Stock (on a fully diluted basis) of the Company or of rights or warrants to purchase such Capital Stock (whether or not currently exercisable) and any Person who would be an Affiliate of any such beneficial owner pursuant to the first sentence hereof.

        "Applicable Premium" means, as determined by the Company with respect to a Note on any date of redemption, the greater of:

          (1)   1.0% of the principal amount of such Note; and

          (2)   the excess, if any, of (a) the present value as of such date of redemption of (i) the redemption price of such Note on March 1, 2013 (such redemption price being described under "—Optional redemption"), plus (ii) the remaining scheduled interest payments due on such Note through March 1, 2013 (excluding accrued but unpaid interest to the date of redemption), computed using a discount rate equal to the Treasury Rate as of such date of redemption plus 50 basis points, over (b) the then outstanding principal of such Note.

        "Asset Disposition" means, with respect to any Person (the "Specified Person") any sale, lease, issuance, transfer or other disposition (or series of related sales, leases, transfers or dispositions) by the Specified Person or any Restricted Subsidiary of the Specified Person, including any disposition by means of a merger, consolidation or similar transaction (each referred to for the purposes of this definition as a "disposition"), of:

  (1)
  any shares of Capital Stock of a Restricted Subsidiary of the Specified Person (other than directors' qualifying shares or shares required by applicable law to be held by a Person other than the Specified Person or a Restricted Subsidiary of the Specified Person);

  (2)
  all or substantially all the assets of any division or line of business of the Specified Person or any Restricted Subsidiary of the Specified Person; or

  (3)
  any other assets of the Specified Person or any Restricted Subsidiary of the Specified Person outside of the ordinary course of business of the Specified Person or such Restricted Subsidiary of the Specified Person other than, in the case of clauses (1), (2) and (3) above,

  (A)
  a disposition by a Restricted Subsidiary of the Specified Person to the Specified Person or by the Specified Person or a Restricted Subsidiary of the Specified Person to a Restricted Subsidiary of the Specified Person;

  (B)
  for purposes of the covenant described under "—Certain covenants—Limitation on sales of assets and subsidiary stock" only, (x) a disposition that constitutes a Restricted Payment (or would constitute a Restricted Payment but for the exclusions from the definition thereof) and that is not prohibited by the covenant described under "—Certain covenants—Limitation on restricted payments" and (y) a disposition of all or substantially all the assets of the Specified Person in accordance with the covenant described under "—Certain covenants—Merger and consolidation", as applicable;

  (C)
  a disposition of assets in any transaction or series of related transactions where such assets have an aggregate Fair Market Value of less than $2.0 million;

  (D)
  a disposition of cash or Temporary Cash Investments;

  (E)
  the creation of a Lien (but not the sale or other disposition of the property subject to such Lien);

  (F)
  the sale or disposition in the ordinary course of business of obsolete, damaged or worn out assets no longer used or useful to the business of the Company and its Restricted Subsidiaries;

  (G)
  the sale or discount, in each case without recourse, of accounts receivable arising in the ordinary course of business, but only in connection with the compromise or collection thereof;

  (H)
  the grant in the ordinary course of business of any non-exclusive license of patents, trademarks, registrations thereof and other similar intellectual property;

  (I)
  any release of intangible claims or rights in connection with the loss or settlement of a bona fide lawsuit, dispute or other controversy;

  (J)
  leases or subleases in the ordinary course of business to third persons not interfering in any material respect with the business of the Specified Person or any of its Restricted Subsidiaries;

  (K)
  any disposition of receivables, equipment and related assets (including contract rights of the type described in the definition of "Qualified Securitization Transaction") to a Securitization Entity pursuant to a Qualified Securitization Transaction for the Fair Market Value thereof, including cash and Temporary Cash Investments in an amount at least equal to 75% of the Fair Market Value thereof (for purposes of this clause (K), Purchase Money Notes will be deemed to be cash); and

  (L)
  any transfer of receivables, equipment and related assets (including contract rights of the type described in the definition of "Qualified Securitization Transaction"), or a fractional undivided interest therein, by a Securitization Entity in a Qualified Securitization Transaction.

        "Attributable Debt" in respect of a Sale/Leaseback Transaction means, as at the time of determination, the present value (discounted at the rate of interest implied in such transaction) of the total obligations of the lessee for rental payments during the remaining term of the lease included in such Sale/Leaseback Transaction (including any period for which such lease has been extended); provided, however, that if such Sale/Leaseback Transaction results in a Capital Lease Obligation, the amount of Indebtedness represented thereby will be determined in accordance with the definition of "Capital Lease Obligation".

        "Average Life" means, as of the date of determination, with respect to any Indebtedness, the quotient obtained by dividing:

  (1)
  the sum of the products of the numbers of years from the date of determination to the dates of each successive scheduled principal payment of or redemption or similar payment with respect to such Indebtedness multiplied by the amount of such payment by

  (2)
  the sum of all such payments.

        "Board of Directors" with respect to a Person means the Board of Directors of such Person or any committee thereof duly authorized to act on behalf of such Board.

        "Business Day" means each day which is not a Legal Holiday.

        "Capital Lease Obligation" means an obligation that is required to be classified and accounted for as a capital lease for financial reporting purposes in accordance with GAAP, and the amount of Indebtedness represented by such obligation shall be the capitalized amount of such obligation determined in accordance with GAAP; and the Stated Maturity thereof shall be the date of the last payment of rent or any other amount due under such lease prior to the first date upon which such lease may be terminated by the lessee without payment of a penalty.

        "Capital Stock" of any Person means any and all shares, interests, rights to purchase, warrants, options, participations or other equivalents of or interests in (however designated) equity of such Person, including any Preferred Stock, but excluding any debt securities convertible into such equity.

        "Cash Management Obligations" means obligations owed by the Company or any Subsidiary Guarantor to Person who was a lender or Affiliate of a lender at the time of entry of such obligations under the Credit Agreement in respect of any overdraft and related liabilities arising from treasury, depository, credit and debit card and cash management services or any automated clearing house transfers of funds.

        "Code" means the Internal Revenue Code of 1986, as amended.

        "Collateral" means all property and assets, whether now owned or hereafter acquired, in which Liens are, from time to time, purported to be granted to secure the Notes and the Guarantees pursuant to the Collateral Documents.

        "Collateral Agent" means Wells Fargo Bank, National Association, acting in its capacity as collateral agent under the Collateral Documents, or any successor thereto.

        "Collateral Documents" means the Security Agreement, each mortgage and any other instruments and documents executed and delivered pursuant to the Indenture or any of the foregoing, as the same may be amended, supplemented or otherwise modified from time to time and pursuant to which Collateral is pledged, assigned or granted to or on behalf of the Collateral Agent for the benefit of the Secured Parties.

        "Commodity Agreement" means any forward contract, commodity swap, commodity option or other similar financial agreement or arrangement relating to, or the value of which is dependent upon, fluctuations in commodity prices.

        "Consolidated Coverage Ratio" with respect to any Person (the "Specified Person") as of any date of determination means the ratio of (x) the aggregate amount of EBITDA of the Specified Person and its Restricted Subsidiaries for the period of the most recent four consecutive fiscal quarters ending on or prior to such date of determination for which internal financial statements are available to (y) Consolidated Interest Expense of the Specified Person and its Restricted Subsidiaries for such four fiscal quarters; provided, however, that:

  (1)
  if the Specified Person or any of its Restricted Subsidiaries has Incurred any Indebtedness since the beginning of such period that remains outstanding or if the transaction giving rise to the need to calculate the Consolidated Coverage Ratio is an Incurrence of Indebtedness, or both, EBITDA and Consolidated Interest Expense for such period shall be calculated after giving effect on a pro forma basis to such Indebtedness as if such Indebtedness had been Incurred on the first day of such period;

  (2)
  if the Specified Person or any of its Restricted Subsidiaries has repaid, repurchased, defeased or otherwise discharged any Indebtedness since the beginning of such period or if any Indebtedness is to be repaid, repurchased, defeased or otherwise discharged (in each case other than Indebtedness Incurred under any revolving credit facility unless such Indebtedness has been permanently repaid and has not been replaced) on the date of the transaction giving rise to the need to calculate the Consolidated Coverage Ratio, EBITDA and Consolidated Interest Expense for such period shall be calculated on a pro forma basis as if such discharge had occurred on the first day of such period and as if the Specified Person or such Restricted Subsidiary had not earned the interest income actually earned during such period in respect of cash or Temporary Cash Investments used to repay, repurchase, defease or otherwise discharge such Indebtedness;

  (3)
  if since the beginning of such period the Specified Person or any of its Restricted Subsidiaries shall have made any Asset Disposition, EBITDA for such period shall be reduced by an amount equal to EBITDA (if positive) directly attributable to the assets which were the subject of such Asset Disposition for such period, or increased by an amount equal to EBITDA (if negative), directly attributable thereto for such period and Consolidated Interest Expense for such period shall be reduced by an amount equal to the Consolidated Interest Expense directly attributable to any Indebtedness of the Specified Person or any of its Restricted Subsidiaries repaid, repurchased, defeased or otherwise discharged with respect to the Specified Person and its continuing Restricted Subsidiaries in connection with such Asset Disposition for such period (or, if the Capital Stock of any of its Restricted Subsidiaries is sold, the Consolidated Interest Expense for such period directly attributable to the Indebtedness of such Restricted Subsidiary to the extent the Specified Person and its continuing Restricted Subsidiaries are no longer liable for such Indebtedness after such sale);

  (4)
  if since the beginning of such period the Specified Person or any of its Restricted Subsidiaries (by merger or otherwise) shall have made an Investment in any Restricted Subsidiary of the Specified Person (or any person which becomes a Restricted Subsidiary of the Specified Person) or an acquisition of assets, including any acquisition of assets occurring in connection with a transaction requiring a calculation to be made hereunder, which constitutes all or substantially all of an operating unit of a business, EBITDA and Consolidated Interest Expense for such period shall be calculated after giving pro forma effect thereto (including the Incurrence of any Indebtedness) as if such Investment or acquisition had occurred on the first day of such period; and

  (5)
  if since the beginning of such period any Person (that subsequently became a Restricted Subsidiary of the Specified Person or was merged with or into the Specified Person or any of its Restricted Subsidiaries since the beginning of such period) shall have made any Asset Disposition, any Investment or acquisition of assets that would have required an adjustment pursuant to clause (3) or (4) above if made by the Specified Person or a Restricted Subsidiary of the Specified Person during such period, EBITDA and Consolidated Interest Expense for such period shall be calculated after giving pro forma effect thereto as if such Asset Disposition, Investment or acquisition occurred on the first day of such period.

        For purposes of this definition, whenever pro forma effect is to be given to an acquisition of assets, the amount of income or earnings relating thereto and the amount of Consolidated Interest Expense associated with any Indebtedness Incurred in connection therewith, the pro forma calculations shall be determined in good faith by a responsible financial or accounting Officer of the Specified Person (and, to the extent applicable, may include any pro forma expense and cost reductions recognizable within 12-months of the acquisition of such assets; provided that the Company reasonably believes that such expense and cost reductions could be achieved within such 12-month period as a result of such acquisition and such reductions are identified and quantified in an Officers' Certificate delivered to the Trustee on or prior to the date of such acquisition). If any Indebtedness bears a floating rate of interest and is being given pro forma effect, the interest on such Indebtedness shall be calculated as if the rate in effect on the date of determination had been the applicable rate for the entire period (taking into account any Interest Rate Agreement applicable to such Indebtedness to the extent such Interest Rate Agreement has a remaining term that includes some or all of the 12-month period of the date of determination). If any Indebtedness is incurred under a revolving credit facility and is being given pro forma effect, the interest on such Indebtedness shall be calculated based on the average daily balance of such Indebtedness for the four fiscal quarters subject to the pro forma calculation (but, in the case of any revolving credit facility incurred other than pursuant to clause (b)(1) of the covenant described above under "—Certain covenants—Limitation on indebtedness," only to the extent such Indebtedness is incurred solely for working capital purposes or other general corporate purposes in the ordinary course of business and not, in any case, to support directly or indirectly any acquisitions).

        "Consolidated Interest Expense" means, with respect to any Person (the "Specified Person") for any period, the total interest expense of the Specified Person and its consolidated Restricted Subsidiaries, plus, to the extent not included in such total interest expense, and to the extent incurred by the Specified Person or its Restricted Subsidiaries, without duplication:

  (1)
  interest expense attributable to Capital Lease Obligations;

  (2)
  amortization of debt discount and debt issuance cost;

  (3)
  capitalized interest;

  (4)
  non-cash interest expense;

  (5)
  commissions, discounts and other fees and charges owed with respect to letters of credit and bankers' acceptance financing;

  (6)
  net payments pursuant to Hedging Obligations with respect to Interest Rate Agreements;

  (7)
  dividends accrued in respect of all Disqualified Stock of the Specified Person or Preferred Stock of a Restricted Subsidiary of the Specified Person held by Persons other than the Specified Person or a Restricted Subsidiary of the Specified Person (other than dividends payable solely in Capital Stock (other than Disqualified Stock) of the Specified Person); provided, however, that such dividends will be multiplied by a fraction the numerator of which is one and the denominator of which is one minus the effective combined tax rate of the issuer of such Preferred Stock (expressed as a decimal) for such period (as estimated by the Chief Financial Officer of the Specified Person in good faith);

  (8)
  interest incurred in connection with Investments in discontinued operations;

  (9)
  interest accruing on any Indebtedness of any other Person to the extent such Indebtedness is Guaranteed by (or secured by the assets of) the Specified Person or any Restricted Subsidiary of the Specified Person; and

  (10)
  the cash contributions to any employee stock ownership plan or similar trust to the extent such contributions are used by such plan or trust to pay interest or fees to any Person (other than the Specified Person) in connection with Indebtedness Incurred by such plan or trust.

        "Consolidated Net Income" means, with respect to any Person (the "Specified Person") for any period, the net income of the Specified Person and its consolidated Subsidiaries (other than non-controlling interests); provided, however, that there shall not be included in such Consolidated Net Income:

  (1)
  any net income of any Person (other than the Specified Person) if such Person is not a Restricted Subsidiary of the Specified Person, except that:

  (A)
  subject to the exclusions contained in clauses (4) and (6) below, the Specified Person's equity in the net income of any such Person for such period shall be included in such Consolidated Net Income in an amount equal to the aggregate amount of cash actually distributed by such Person during such period to the Specified Person or a Restricted Subsidiary of the Specified Person as a dividend or other distribution (subject, in the case of a dividend or other distribution paid to a Restricted Subsidiary, to the limitations contained in clause (3) below); and

  (B)
  the Specified Person's equity in a net loss of any such Person for such period shall be included in determining such Consolidated Net Income;

  (2)
  any net income of any Restricted Subsidiary of the Specified Person if such Restricted Subsidiary is subject to restrictions, directly or indirectly, on the payment of dividends or the making of distributions by such Restricted Subsidiary (other than any such restriction that is permitted under the covenant described under "—Certain covenants—Limitation on restrictions on distributions from restricted subsidiaries"), directly or indirectly, to the Specified Person, except that:

  (A)
  subject to the exclusion contained in clause (4) below, the net income of any such Restricted Subsidiary for such period shall be included in such Consolidated Net Income in an amount equal to the aggregate amount of cash actually distributed by such Restricted Subsidiary during such period to the Specified Person or another Restricted Subsidiary of the Specified Person as a dividend or other distribution (subject, in the case of a dividend or other distribution paid to another Restricted Subsidiary of the Specified Person, to the limitation contained in this clause); and

  (B)
  the net loss of any such Restricted Subsidiary for such period shall be included in determining such Consolidated Net Income;

  (3)
  any gain (or loss) realized upon the sale or other disposition of any assets of the Specified Person, its consolidated Subsidiaries or any other Person (including pursuant to any sale-and-leaseback arrangement) which are not sold or otherwise disposed of in the ordinary course of business and any gain (or loss) realized upon the sale or other disposition of any Capital Stock of any Person;

  (4)
  extraordinary gains or losses;

  (5)
  the cumulative effect of a change in accounting principles;

  (6)
  any non-recurring fees, charges or other expenses (including bonus and retention payments and severance expenses) directly related to (x) the Transactions and (y) any acquisitions, divestitures or similar transactions entered into after the Issue Date;

  (7)
  fees, expenses and amounts paid in defense of, or to discharge judgments, pursuant to settlements or as fines or penalties arising from or related to, lawsuits, governmental proceedings or regulatory actions or investigations in connection with the pending Department of Justice investigation of Parent and its subsidiaries; and

  (8)
  the amount of any write-off of deferred financing costs or of debt issuance costs and the amount of charges related to any premium paid in connection with repurchasing Indebtedness, in each case as a result of the Transactions.

        Notwithstanding the foregoing, for the purposes of the covenant described under "—Certain covenants—Limitation on restricted payments" only, there shall be excluded from Consolidated Net Income any repurchases, repayments or redemptions of Investments, proceeds realized on the sale of Investments or return of capital to the Specified Person or any of its Restricted Subsidiaries to the extent such repurchases, repayments, redemptions, proceeds or returns increase the amount of Restricted Payments permitted under such covenant pursuant to clause (a)(3)(D) thereof.

        "Credit Agreement" means the Credit Agreement dated as of the Issue Date, as amended to date, among the Company, the guarantors party thereto, the several lenders from time to time party thereto and J.P. Morgan Chase Bank, N.A., as administrative agent and the other agents party thereto as such agreement may be amended (including any amendment and restatement thereof), supplemented or otherwise modified from time to time, including any agreement extending the maturity of, refinancing, replacing, consolidating or otherwise restructuring all or any portion of the Indebtedness under such agreement or any successor or replacement agreement and whether by the same or any other agent, lender or group of lenders and whether or not increasing the amount of Indebtedness that may be incurred thereunder; provided that any such amendment, supplement, modification, refinancing, consolidating or restructuring of Indebtedness under such agreement or successor replacement agreement may only provide for the making of revolving loans and/or issuance of letters of credit.

        "Currency Agreement" means any foreign exchange contract, currency swap agreement or other similar agreement with respect to currency values.

        "Default" means any event which is, or after notice or passage of time or both would be, an Event of Default.

        "Discharge of First Lien Obligations" shall mean the satisfaction and discharge of all of the First Lien Obligations pursuant to the First Lien Documents and the Intercreditor Agreement, including:

          (1)   termination or expiration of all commitments to extend credit that would constitute First Lien Obligations;

          (2)   payment in full in cash of the principal of, and interest (including post-petition interest, if any, whether or not allowable in any bankruptcy case) and premium, if any, on all First Lien Obligations (other than any undrawn letters of credit), other than from the proceeds of an incurrence of First Lien Obligations;

          (3)   discharge or cash collateralization of all outstanding letters of credit constituting First Lien Obligations; and

          (4)   payment in full in cash of all other First Lien Obligations that are outstanding and unpaid at the time the First Lien Obligations is paid in full in cash (other than any obligations for taxes, costs, indemnifications, reimbursements, damages and other liabilities in respect of which no claim or demand for payment has been made at such time).

        "Disqualified Stock" means, with respect to any Person, any Capital Stock which by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable at the option of the holder) or upon the happening of any event:

  (1)
  matures or is mandatorily redeemable (other than redeemable only for Capital Stock of such Person which is not itself Disqualified Stock) pursuant to a sinking fund obligation or otherwise;

  (2)
  is convertible or exchangeable at the option of the holder for Indebtedness or Disqualified Stock; or

  (3)
  is mandatorily redeemable or must be purchased upon the occurrence of any event, in whole or in part;

in each case on or prior to the first anniversary of the Stated Maturity of the Notes; provided, however, that any Capital Stock that would not constitute Disqualified Stock but for provisions thereof giving holders thereof the right to require such Person to purchase or redeem such Capital Stock upon the occurrence of an "asset sale" or "change of control" occurring prior to the first anniversary of the Stated Maturity of the Notes shall not constitute Disqualified Stock if:

  (1)
  the "asset sale" or "change of control" provisions applicable to such Capital Stock are not more favorable to the holders of such Capital Stock than the terms applicable to the Notes and described under "—Certain covenants—Limitation on sales of assets and subsidiary stock" and "—Change of control"; and

  (2)
  any such requirement only becomes operative after compliance with such terms applicable to the Notes including the purchase of any Notes tendered pursuant thereto.

        "EBITDA" with respect to any Person (the "Specified Person") for any period means the sum of Consolidated Net Income of the Specified Person, plus the following to the extent deducted in calculating such Consolidated Net Income:

  (1)
  all income tax expense of the Specified Person and its consolidated Restricted Subsidiaries;

  (2)
  Consolidated Interest Expense;

  (3)
  depreciation and amortization expense of the Specified Person and its consolidated Restricted Subsidiaries (excluding amortization expense attributable to a prepaid operating activity item that was paid in cash in a prior period);

  (4)
  unrealized non-cash gains or losses or non-cash charges in respect of Hedging Obligations required to be taken under GAAP;

  (5)
  unrealized foreign currency translation gains or losses;

  (6)
  all other non-cash charges (including any goodwill impairment charges) of the Specified Person and its consolidated Restricted Subsidiaries (excluding any such non-cash charge to the extent that it represents an accrual of or reserve for cash expenditures in any future period);

in each case for such period. Notwithstanding the foregoing, the provision for taxes based on the income or profits of, and the depreciation and amortization and non-cash charges of, a Restricted Subsidiary of the Specified Person shall be added to Consolidated Net Income to compute EBITDA only to the extent (and in the same proportion, including by reason of minority interests) that the net income or loss of such Restricted Subsidiary was included in calculating Consolidated Net Income in accordance with the definition of Consolidated Net Income.

        "Exchange Act" means the U.S. Securities Exchange Act of 1934, as amended.

        "Exchange Notes" means the debt securities of the Company issued pursuant to the Indenture in exchange for, and in an aggregate principal amount equal to, the Notes, in compliance with the terms of the Registration Rights Agreement.

        "Exchange Offer" means the exchange offer and consent solicitation contemplated by the Offering Circular.

        "Fair Market Value" means, with respect to any asset, the price (after taking into account any liabilities relating to such asset) that would be negotiated in an arm's length transaction for cash between a willing seller and a willing and able buyer, neither of which is under any compulsion to complete the transaction, as such price is determined in good faith by management of the Company or by the Board of Directors of the Company or a duly authorized committee thereof. Fair Market Value (other than of any asset with a public trading market) in excess of $5.0 million shall be determined by the Board of Directors of the Company acting reasonably and in good faith and shall be evidenced by a board resolution delivered to the Trustee.

        "Final Settlement Date" means the Final Settlement Date (as defined under "Summary—Summary Description of the Exchange Offer and Consent Solicitation" in the Offering Circular).

        "First Lien Collateral Agents" shall mean the collateral agent for the lenders and other secured parties under the Credit Agreement, the collateral agent for the trustee and holders of First Lien Notes and the authorized representative of the holders of any other class of First Lien Indebtedness that shall have executed a joinder to the First Lien Intercreditor Agreement and Intercreditor Agreement in the form provided therein.

        "First Lien Collateral Documents" means the Collateral Documents and any other agreement, document or instrument pursuant to which a Lien is granted or purported to be granted securing First Lien Obligations or under which rights or remedies with respect to such Liens are governed.

        "First Lien Documents" means the credit, guarantee and security documents governing the First Lien Obligations, including, without limitation, the Credit Agreement, the First Lien Collateral Documents and the First Lien Intercreditor Agreement.

        "First Lien Indebtedness" means (i) the First Lien Notes, (ii) the Credit Agreement and (iii) Additional First Lien Indebtedness.

        "First Lien Intercreditor Agreement" means the intercreditor agreement, dated as of the Issue Date, among the First Lien Collateral Agents and acknowledged by Parent, the Company and the Guarantors.

        "First Lien Leverage Ratio" means at the date of calculation, the ratio of (a) all Indebtedness of the Company and its Restricted Subsidiaries that is secured by a Lien on any assets of the Company and its Restricted Subsidiaries (other than Pari Passu Lien Obligations and Junior Lien Obligations) on such date on a consolidated basis in accordance with GAAP to (b) EBITDA of the Company and its Restricted Subsidiaries for the period of the most recent four consecutive fiscal quarters ending on or prior to such date of determination for which internal financial statements are available. For purposes of making the computation referred to above, EBITDA shall be calculated on a pro forma basis in accordance with the definition of "Consolidated Coverage Ratio."

        "First Lien Notes" means those notes issued by the Company with a first priority security interest in the Collateral and any Refinancing Indebtedness Incurred to Refinance such Indebtedness.

        "First Lien Obligations" means Priority Payment Lien Obligations and any other First Lien Indebtedness.

        "First Lien Secured Parties" means, at any relevant time, the holders of First Lien Obligations at such time.

        "Foreign Subsidiary" means any Restricted Subsidiary of the Company that is not organized under the laws of the United States of America or any State thereof or the District of Columbia.

        "GAAP" means generally accepted accounting principles in the United States of America as in effect as of the Issue Date, including those set forth in:

  (1)
  the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants;

  (2)
  statements and pronouncements of the Financial Accounting Standards Board;

  (3)
  such other statements by such other entity as approved by a significant segment of the accounting profession; and

  (4)
  the rules and regulations of the SEC governing the inclusion of financial statements (including pro forma financial statements) in periodic reports required to be filed pursuant to Section 13 of the Exchange Act, including opinions and pronouncements in staff accounting bulletins and similar written statements from the accounting staff of the SEC.

        "Guarantee" means any obligation, contingent or otherwise, of any Person directly or indirectly guaranteeing any Indebtedness of any Person and any obligation, direct or indirect, contingent or otherwise, of such Person:

  (1)
  to purchase or pay (or advance or supply funds for the purchase or payment of) such Indebtedness of such Person (whether arising by virtue of partnership arrangements, or by agreements to keep-well, to purchase assets, goods, securities or services, to take-or-pay or to maintain financial statement conditions or otherwise); or

  (2)
  entered into for the purpose of assuring in any other manner the obligee of such Indebtedness of the payment thereof or to protect such obligee against loss in respect thereof (in whole or in part);

provided, however, that the term "Guarantee" shall not include endorsements for collection or deposit in the ordinary course of business. The term "Guarantee" used as a verb has a corresponding meaning.

        "Guarantors" means each of Parent and the Subsidiary Guarantors.

        "Guaranty Agreement" means a supplemental indenture, in a form satisfactory to the Trustee, pursuant to which a Subsidiary Guarantor guarantees the Company's obligations with respect to the Notes on the terms provided for in the Indenture.

        "Hedging Obligations" of any Person means the obligations of such Person pursuant to any Interest Rate Agreement, Currency Agreement, Commodity Agreement or derivative contract entered into to hedge weather exposure.

        "Holder" or "Noteholder" means the Person in whose name a Note is registered on the Registrar's books.

        "Incur" means issue, assume, Guarantee, incur or otherwise become liable for; provided, however, that any Indebtedness or Capital Stock of a Person existing at the time such Person becomes a Restricted Subsidiary of the Company (whether by merger, consolidation, acquisition or otherwise) shall be deemed to be Incurred by such Person at the time it becomes a Restricted Subsidiary of the Company. The term "Incurrence" when used as a noun shall have a correlative meaning. Solely for purposes of determining compliance with "—Certain covenants—Limitation on indebtedness":

  (1)
  amortization of debt discount or the accretion of principal with respect to a non-interest bearing or other discount security;

  (2)
  the payment of regularly scheduled interest in the form of additional Indebtedness of the same instrument or the payment of regularly scheduled dividends on Capital Stock in the form of additional Capital Stock of the same class and with the same terms;

  (3)
  the obligation to pay a premium in respect of Indebtedness arising in connection with the issuance of a notice of redemption or making of a mandatory offer to purchase such Indebtedness; and

  (4)
  unrealized losses or charges in respect of Hedging Obligations will be deemed not to be the Incurrences of Indebtedness.

        "Indebtedness" means, with respect to any Person on any date of determination (without duplication):

  (1)
  the principal in respect of (A) indebtedness of such Person for money borrowed and (B) indebtedness evidenced by notes, debentures, bonds or other similar instruments for the payment of which such Person is responsible or liable, including, in each case, any premium on such indebtedness to the extent such premium has become due and payable;

  (2)
  all Capital Lease Obligations of such Person and all Attributable Debt in respect of Sale/Leaseback Transactions entered into by such Person;

  (3)
  all obligations of such Person issued or assumed as the deferred purchase price of property, all conditional sale obligations of such Person and all obligations of such Person under any title retention agreement (but excluding trade accounts payable arising in the ordinary course of business);

  (4)
  all obligations of such Person for the reimbursement of any obligor on any letter of credit, bankers' acceptance or similar credit transaction (other than obligations with respect to letters of credit securing obligations (other than obligations described in clauses (1) through (3) above) entered into in the ordinary course of business of such Person to the extent such letters of credit are not drawn upon or, if and to the extent drawn upon, such drawing is reimbursed no later than the tenth Business Day following payment on the letter of credit);

  (5)
  the amount of all obligations of such Person with respect to the redemption, repayment or other repurchase of any Disqualified Stock of such Person or any Preferred Stock of a Subsidiary of such Person, with the amount of Indebtedness represented by such Disqualified Stock or Preferred Stock, as applicable, being equal to the greatest of (A) its voluntary liquidation preference, (B) its involuntary liquidation preference and (C) its maximum fixed repurchase price, but excluding, in each case, accrued and unpaid dividends, if any;

  (6)
  all obligations of the type referred to in clauses (1) through (5) of other Persons and all dividends of other Persons for the payment of which, in either case, such Person is responsible or liable, directly or indirectly, as obligor, guarantor or otherwise, including by means of any Guarantee;

  (7)
  all obligations of the type referred to in clauses (1) through (6) of other Persons secured by any Lien on any property or asset of such Person (whether or not such obligation is assumed by such Person), the amount of such obligation being deemed to be the lesser of the value of such property or assets and the amount of the obligation so secured; and

  (8)
  to the extent not otherwise included in this definition, Hedging Obligations of such Person.

        Notwithstanding the foregoing, in connection with the purchase by the Company or any Restricted Subsidiary of the Company of any business, the term "Indebtedness" will exclude (x) customary indemnification obligations and (y) post-closing payment adjustments to which the seller may become entitled to the extent such payment is determined by a final closing balance sheet or such payment depends on the performance of such business after the closing; provided, however, that, at the time of closing, the amount of any such payment is not determinable and, to the extent such payment thereafter becomes fixed and determined, the amount is paid within 60 days thereafter.

        The amount of Indebtedness of any Person at any date shall be the outstanding balance at such date of all unconditional obligations as described above and the maximum liability, upon the occurrence of the contingency giving rise to the obligation, of any contingent obligations at such date; provided, however, that in the case of Indebtedness sold at a discount, the amount of such Indebtedness at any time will be the accreted value thereof at such time.

        The amount of any Disqualified Stock or Preferred Stock that does not have a fixed redemption, repayment or repurchase price will be calculated in accordance with the terms of such Disqualified Stock or Preferred Stock as if such Disqualified Stock or Preferred Stock were redeemed, repaid or repurchased on any date on which the amount of such Disqualified Stock or Preferred Stock is to be determined pursuant to the Indenture; provided, however, that if such Disqualified Stock or Preferred Stock could not be required to be redeemed, repaid or repurchased at the time of such determination, the redemption, repayment or repurchase price will be the book value of such Disqualified Stock or Preferred Stock as reflected on the most recent financial statements of such Person.

        "Independent Qualified Party" means an investment banking firm, accounting firm or appraisal firm of national standing; provided, however, that such firm is not an Affiliate of the Company.

        "Interest Rate Agreement" means any interest rate swap agreement, interest rate cap agreement or other financial agreement or arrangement with respect to exposure to interest rates.

        "Investment" in any Person means any direct or indirect advance, loan (other than advances to customers in the ordinary course of business that are recorded as accounts receivable on the balance sheet of the lender) or other extensions of credit (including by way of Guarantee or similar arrangement) or capital contribution to (by means of any transfer of cash or other property to others or any payment for property or services for the account or use of others), or any purchase or acquisition of Capital Stock, Indebtedness or other similar instruments issued by such Person. Except as otherwise provided for herein, the amount of an Investment shall be its fair value at the time the Investment is made and without giving effect to subsequent changes in value.

        For purposes of the definition of "Unrestricted Subsidiary", the definition of "Restricted Payment" and the covenant described under "—Certain covenants—Limitation on restricted payments":

  (1)
  "Investment" shall include the portion (proportionate to the Company's equity interest in such Subsidiary) of the Fair Market Value of the net assets of any Subsidiary of the Company at the time that such Subsidiary is designated an Unrestricted Subsidiary; provided, however, that upon a redesignation of such Subsidiary as a Restricted Subsidiary, the Company shall be deemed to continue to have a permanent "Investment" in an Unrestricted Subsidiary equal to an amount (if positive) equal to (A) the Company's "Investment" in such Subsidiary at the time of such redesignation less (B) the portion (proportionate to the Company's equity interest in such Subsidiary) of the Fair Market Value of the net assets of such Subsidiary at the time of such redesignation; and

  (2)
  any property transferred to or from an Unrestricted Subsidiary shall be valued at its Fair Market Value at the time of such transfer.

        "Issue Date" means the Initial Settlement Date (as defined under "Summary—Summary Description of the Exchange Offer and Consent Solicitation" in the Offering Circular).

        "Junior Lien Obligations" means any Indebtedness permitted to be incurred under clause (a) of the "—Limitation on indebtedness" covenant which is by its terms intended to be secured by the Collateral on a basis junior to the Liens securing the Notes; provided such Lien is permitted to be incurred under the Indenture and such Indebtedness has a Stated Maturity after the Stated Maturity of the Notes.

        "Legal Holiday" means a Saturday, a Sunday or a day on which banking institutions are not required to be open in the State of New York.

        "Lien" means, with respect to any property or assets of any Person, any mortgage or deed of trust, pledge, hypothecation, assignment, deposit arrangement, security interest, lien, charge, easement, encumbrance, preference, priority or other security agreement or preferential arrangement of any kind or nature whatsoever on or with respect to such property or assets, including any Capital Lease Obligation, conditional sale or other title retention agreement having substantially the same economic effect as any of the foregoing.

        "Net Available Cash" from an Asset Disposition means cash payments received therefrom (including any cash payments received by way of deferred payment of principal pursuant to a note or installment receivable or otherwise and proceeds from the sale or other disposition of any securities received as consideration, but only as and when received, but excluding any other consideration received in the form of assumption by the acquiring Person of Indebtedness or other obligations relating to such properties or assets or received in any other non-cash form), in each case net of:

  (1)
  all legal, title and recording tax expenses, commissions and other fees and expenses incurred, and all Federal, state, provincial, foreign and local taxes required to be accrued as a liability under GAAP, as a consequence of such Asset Disposition;

  (2)
  all payments made on any Indebtedness (other than Pari Passu Lien Indebtedness and Junior Lien Obligations) which is secured by any assets subject to such Asset Disposition, in accordance with the terms of any Lien upon or other security agreement of any kind with respect to such assets, or which must by its terms, or in order to obtain a necessary consent to such Asset Disposition, or by applicable law, be repaid out of the proceeds from such Asset Disposition;

  (3)
  all distributions and other payments required to be made to minority interest holders in Restricted Subsidiaries of the Company as a result of such Asset Disposition;

  (4)
  the deduction of appropriate amounts provided by the seller as a reserve, in accordance with GAAP, against any liabilities associated with the property or other assets disposed in such Asset Disposition and retained by the Company or any Restricted Subsidiary of the Company after such Asset Disposition; and

  (5)
  any portion of the purchase price from an Asset Disposition placed in escrow, whether as a reserve for adjustment of the purchase price, for satisfaction of indemnities in respect of such Asset Disposition or otherwise in connection with that Asset Disposition; provided, however, that upon the termination of that escrow, Net Available Cash will be increased by any portion of funds in the escrow that are released to the Company or any Restricted Subsidiary of the Company.

        "Net Cash Proceeds", with respect to any issuance or sale of Capital Stock or Indebtedness, means the cash proceeds of such issuance or sale net of attorneys' fees, accountants' fees, underwriters' or placement agents' fees, discounts or commissions and brokerage, consultant and other fees actually incurred in connection with such issuance or sale and net of taxes paid or payable as a result thereof.

        "Non-Conforming Plan of Reorganization" means any Plan of Reorganization that grants the Collateral Agent or any Pari Passu Lien Secured Party any right or benefit, directly or indirectly, which right or benefit is prohibited at such time by the provisions of the Intercreditor Agreement.

        "Non-Guarantor Subsidiary" means any Restricted Subsidiary that is not a Subsidiary Guarantor.

        "Non-Recourse Securitization Entity Indebtedness" has the meaning set forth in the definition of Securitization Entity.

        "Obligations" means, with respect to any Indebtedness, all obligations for principal, premium, interest (including any interest accruing subsequent to the filing of a petition in bankruptcy, reorganization or similar proceeding at the rate provided for in the documentation with respect thereto, whether or not such interest is an allowed claim under applicable state, federal or foreign law), penalties, fees, indemnifications, reimbursements (including in respect of letters of credit), and other amounts payable pursuant to the documentation governing such Indebtedness.

        "Offering Circular" means the confidential Offering Circular dated February 22, 2010, used in connection with the offering of the Notes.

        "Officer" means the Chairman of the Board, the President, any Vice President, the Treasurer or the Secretary of the Company.

        "Officers' Certificate" means a certificate signed by two Officers.

        "Opinion of Counsel" means a written opinion from legal counsel who is acceptable to the Trustee. The counsel may be an employee of or counsel to the Company or the Trustee.

        "Parent" means Reddy Ice Holdings, Inc., a Delaware corporation.

        "Parent Board" means the Board of Directors of Parent or any committee thereof duly authorized to act on behalf of such Board.

        "Parent Guaranty" means the Guarantee by Parent of the Company's obligations with respect to the Notes.

        "Pari Passu Lien Documents" means the credit and security documents governing the Pari Passu Lien Obligations, including, without limitation, the Indenture relating to the Notes, the related security documents and Intercreditor Agreement.

        "Pari Passu Lien Indebtedness" means (i) the Notes and (ii) Additional Pari Passu Lien Indebtedness; provided that such Lien is permitted to be incurred under the Indenture and, in the case of clause (ii) only, such Indebtedness has a Stated Maturity that is no earlier than the Stated Maturity of the Notes.

        "Pari Passu Lien Obligations" means all obligations in respect of Pari Passu Lien Indebtedness.

        "Pari Passu Lien Percentage" means, at any time for purposes of "Certain covenants—Limitation on sales of assets and subsidiary stock," a fraction (expressed as a percentage), the numerator of which is the outstanding principal amount of the Notes at such time and the denominator of which is the outstanding principal amount of all outstanding Pari Passu Lien Indebtedness (including the Notes) at such time requiring a prepayment from a specified Asset Disposition.

        "Pari Passu Lien Secured Parties" means (i) holders of the Notes, (ii) the Collateral Agent and (iii) the holders from time to time of any other Pari Passu Lien Obligations.

        "Pari Passu Liens" means the Liens securing the Pari Passu Lien Obligations.

        "Permitted Investment" means an Investment by the Company or any Restricted Subsidiary of the Company in:

  (1)
  the Company, a Restricted Subsidiary of the Company or a Person that will, upon the making of such Investment, become a Restricted Subsidiary of the Company; provided, however, that the primary business of such Restricted Subsidiary is a Related Business;

  (2)
  another Person if, as a result of such Investment, such other Person is merged or consolidated with or into, or transfers or conveys all or substantially all its assets to, the Company or a Restricted Subsidiary of the Company; provided, however, that such Person's primary business is a Related Business;

  (3)
  cash and Temporary Cash Investments;

  (4)
  receivables owing to the Company or any Restricted Subsidiary of the Company if created or acquired in the ordinary course of business and payable or dischargeable in accordance with customary trade terms; provided, however, that such trade terms may include such concessionary trade terms as the Company or any such Restricted Subsidiary deems reasonable under the circumstances;

  (5)
  payroll, travel and similar advances to cover matters that are expected at the time of such advances ultimately to be treated as expenses for accounting purposes and that are made in the ordinary course of business;

  (6)
  loans or advances to employees made in the ordinary course of business of the Company or such Restricted Subsidiary;

  (7)
  stock, obligations or securities received in settlement of debts created in the ordinary course of business and owing to the Company or any Restricted Subsidiary of the Company or in satisfaction of judgments;

  (8)
  any Person to the extent such Investment represents the non-cash portion of the consideration received for (i) an Asset Disposition as permitted pursuant to the covenant described under

    "—Certain covenants—Limitation on sales of assets and subsidiary stock" or (ii) a disposition of any assets not constituting an Asset Disposition;

  (9)
  any Person where such Investment was acquired by the Company or any of its Restricted Subsidiaries (a) in exchange for any other Investment or accounts receivable held by the Company or any such Restricted Subsidiary in connection with or as a result of a bankruptcy, workout, reorganization or recapitalization of the issuer of such other Investment or accounts receivable or (b) as a result of a foreclosure by the Company or any of its Restricted Subsidiaries with respect to any secured Investment or other transfer of title with respect to any secured Investment in default;

  (10)
  any Person to the extent such Investments consist of prepaid expenses, negotiable instruments held for collection and lease, utility and workers' compensation, performance and other similar deposits made in the ordinary course of business by the Company or any Restricted Subsidiary;

  (11)
  any Person to the extent such Investments consist of Hedging Obligations otherwise permitted under the covenant described under "—Certain covenants—Limitation on indebtedness";

  (12)
  any Person existing on the Issue Date, and any extension, modification or renewal of any such Investments existing on the Issue Date, but only to the extent not involving additional advances, contributions or other Investments of cash or other assets or other increases thereof (other than as a result of the accrual or accretion of interest or original issue discount or the issuance of pay-in-kind securities, in each case, pursuant to the terms of such Investment as in effect on the Issue Date);

  (13)
  Investments by the Company in a Securitization Entity or any Investment by a Securitization Entity in any other Person in connection with a Qualified Securitization Transaction which Investments consist of the transfer of receivables, equipment and related assets; provided, however, that any Investment in a Securitization Entity is in the form of (a) a Purchase Money Note, (b) an equity interest, (c) obligations of the Securitization Entity to pay the purchase price for assets transferred to it or (d) interests in either (x) equipment owned by the Company or a Restricted Subsidiary of the Company or (y) accounts receivable generated by the Company or a Restricted Subsidiary of the Company and, in each case, transferred to such Securitization Entity or other Person in connection with a Qualified Securitization Transaction; and

  (14)
  Persons to the extent such Investments, when taken together with all other Investments made pursuant to this clause (14) outstanding on the date such Investment is made, do not exceed $25.0 million; provided that no Investments made pursuant to this clause (14) may be used to directly or indirectly purchase, repurchase, redeem, defease or otherwise acquire or retire for value (x) any Indebtedness or equity of any Affiliate of the Company or (y) any (i) Subordinated Obligations, (ii) unsecured Indebtedness of the Company or a Restricted Subsidiary or (iii) Junior Lien Obligations.

        "Permitted Liens" means, with respect to any Person:

  (1)
  pledges or deposits by such Person under worker's compensation laws, unemployment insurance laws or similar legislation, or good faith deposits in connection with bids, tenders, contracts (other than for the payment of Indebtedness) or leases to which such Person is a party, or deposits to secure public or statutory obligations of such Person or deposits of cash or United States government bonds to secure surety or appeal bonds to which such Person is a party, or deposits as security for contested taxes or import duties or for the payment of rent, in each case Incurred in the ordinary course of business;

  (2)
  Liens in favor of carriers, warehousemen, mechanics, suppliers, repairmen, materialmen and landlords and other similar Liens imposed by law, in each case for sums not overdue or being contested in good faith by appropriate proceedings or other Liens arising out of judgments or awards against such Person with respect to which such Person shall then be proceeding with an appeal or other proceedings for review and Liens arising solely by virtue of any statutory or common law provision relating to banker's Liens, rights of set-off or similar rights and remedies as to deposit accounts or other funds maintained with a creditor depository institution; provided, however, that (A) such deposit account is not a dedicated cash collateral account and is not subject to restrictions against access by the Company in excess of those set forth by regulations promulgated by the Federal Reserve Board and (B) such deposit account is not intended by the Company to provide collateral to the depository institution;

  (3)
  Liens for taxes not yet subject to penalties for non-payment or which are being contested in good faith by appropriate proceedings;

  (4)
  Liens in favor of issuers of surety bonds or letters of credit issued pursuant to the request of and for the account of such Person in the ordinary course of its business; provided, however, that such letters of credit do not constitute Indebtedness;

  (5)
  minor survey exceptions, minor encumbrances, easements or reservations of, or rights of others for, licenses, rights-of-way, sewers, electric lines, telegraph and telephone lines and other similar purposes, or zoning or other restrictions as to the use of real property or Liens incidental to the conduct of the business of such Person or to the ownership of its properties which were not Incurred in connection with Indebtedness and which do not in the aggregate materially adversely affect the value of said properties or materially impair their use in the operation of the business of such Person;

  (6)
  Liens securing Indebtedness Incurred to finance the construction, purchase or lease of, or repairs, improvements or additions to, property, plant or equipment of such Person; provided, however, that the Lien may not extend to any other property owned by such Person or any of its Restricted Subsidiaries at the time the Lien is Incurred (other than assets and property affixed or appurtenant thereto or proceeds or distributions thereof), and the Indebtedness (other than any interest thereon) secured by the Lien may not be Incurred more than 180 days after the later of the acquisition, completion of construction, repair, improvement, addition or commencement of full operation of the property subject to the Lien;

  (7)
  (i) Liens on the Collateral securing Indebtedness Incurred pursuant to clause (4) of the second paragraph under "Certain covenants—Limitation on indebtedness" and (ii) other Liens on the Collateral securing Additional Pari Passu Lien Indebtedness; provided that, in the case of clause (ii), either (x) the Secured Leverage Ratio, after giving effect to the incurrence of such Additional Pari Passu Lien Indebtedness and Liens, shall not exceed 6.0 to 1.0 or (y) the aggregate amount of such Additional Pari Passu Lien Indebtedness shall not exceed $50.0 million incurred after the Issue Date, whichever is greater; provided further that an authorized representative of the holders of such Indebtedness shall have executed a joinder to the Intercreditor Agreement and the Collateral Documents in the form provided therein;

  (8)
  Liens existing on the Issue Date other than the Liens securing Notes and First Lien Obligations;

  (9)
  Liens on property or shares of Capital Stock of another Person at the time such other Person becomes a Subsidiary of such Person; provided, however, that the Liens may not extend to any other property owned by such Person or any of its Restricted Subsidiaries (other than assets and property affixed or appurtenant thereto or proceeds or distributions thereof);

  (10)
  Liens on property at the time such Person or any of its Subsidiaries acquires the property, including any acquisition by means of a merger or consolidation with or into such Person or a Subsidiary of such Person; provided, however, that the Liens may not extend to any other property owned by such Person or any of its Restricted Subsidiaries (other than assets and property affixed or appurtenant thereto or proceeds or distributions thereof);

  (11)
  Liens securing Indebtedness or other obligations of a Subsidiary of such Person owing to such Person or a Restricted Subsidiary of such Person;

  (12)
  Liens securing Hedging Obligations so long as such Hedging Obligations relate to Indebtedness that is, and is permitted to be under the Indenture, secured by a Lien on the same property securing such Hedging Obligations;

  (13)
  Liens to secure any Refinancing (or successive Refinancings) as a whole, or in part, of any Indebtedness secured by any Lien referred to in the foregoing clause (6), (8), (9) or (10); provided, however, that:

  (A)
  such new Lien shall be limited to all or part of the same property and assets that secured or, under the written agreements pursuant to which the original Lien arose, could secure the original Lien (plus improvements and accessions to, such property or proceeds or distributions thereof); and

  (B)
  the Indebtedness secured by such Lien at such time is not increased to any amount greater than the sum of (x) the outstanding principal amount or, if greater, committed amount of the Indebtedness described under clause (6), (8), (9) or (10) at the time the original Lien became a Permitted Lien and (y) an amount necessary to pay any fees and expenses, including premiums, related to such refinancing, refunding, extension, renewal or replacement;

  (14)
  Liens arising under the Indenture in favor of the trustee for its own benefit and similar Liens in favor of other trustees, agents and representatives arising under instruments governing Indebtedness permitted to be Incurred under the Indenture, provided, that such Liens are solely for the benefit of the trustees, agents or representatives in their capacities as such and not for the benefit of the holders of such Indebtedness;

  (15)
  Liens on cash securing reimbursement obligations under the letters of credit in aggregate amount no to exceed $15.0 million;

  (16)
  Liens securing Hedging Obligations otherwise permitted to be Incurred under the Indenture in an aggregate amount not to exceed $5.0 million;

  (17)
  Liens securing (i) the First Lien Notes incurred pursuant to clause (15) under "—Limitation on indebtedness", (ii) Indebtedness under the Credit Agreement incurred pursuant to clause (1) under "—Limitation on indebtedness" and (iii) other Liens on the Collateral securing Additional First Lien Indebtedness, provided that in the case of this clause (iii) only, the First Lien Leverage Ratio, after giving pro forma effect to the incurrence of such Additional First Lien Indebtedness and Liens, does not exceed 3.50 to 1.0;

  (18)
  Liens on the Collateral securing Junior Lien Obligations provided, that the lenders or holders of such Junior Lien Obligations have entered into an intercreditor agreement with the Pari Passu Lien Secured Parties that includes lien priority provisions and related matters that are substantially consistent with the lien priority provisions of the Intercreditor Agreement; and

  (19)
  other Liens not to exceed $10.0 million outstanding at any time.

        For purposes of this definition, the term "Indebtedness" shall be deemed to include interest on such Indebtedness.

        "Person" means any individual, corporation, partnership, limited liability company, joint venture, association, joint-stock company, trust, unincorporated organization, government or any agency or political subdivision thereof or any other entity.

        "Preferred Stock", as applied to the Capital Stock of any Person, means Capital Stock of any class or classes (however designated) which is preferred as to the payment of dividends or distributions, or as to the distribution of assets upon any voluntary or involuntary liquidation or dissolution of such Person, over shares of Capital Stock of any other class of such Person.

        "principal" of a Note means the principal of such Note, plus the premium, if any, payable on the Note which is due or overdue or is to become due at the relevant time.

        "Priority Payment Lien Obligations" means any Indebtedness Incurred pursuant to clause (1) of the second paragraph under "—Certain covenants—Limitation on indebtedness"; provided that Hedging Obligations Incurred under such clause (1) and secured pursuant to clause (16) of the definition of "Permitted Liens" that are cash collateralized shall not constitute Priority Payment Lien Obligations.

        "Public Equity Offering" means an underwritten public offering of common stock of the Company or Parent (so long as the Parent makes a capital contribution to the Company with the net proceeds thereof) pursuant to an effective registration statement under the Securities Act.

        "Purchase Money Note" means a promissory note of a Securitization Entity evidencing a line of credit, which may be irrevocable, from the Company or any Subsidiary of the Company in connection with a Qualified Securitization Transaction to a Securitization Entity, which note shall be repaid from cash available to the Securitization Entity, other than amounts required to be established as reserves pursuant to agreements, amounts paid to investors in respect of interest, principal and other amounts paid in connection with the purchase of newly generated receivables or newly acquired equipment.

        "Qualified Equity Offering" means a public or private offering of Capital Stock (other than Disqualified Stock) of the Company or Parent (to the extent the net proceeds are contributed to the Company).

        "Qualified Securitization Transaction" means any transaction or series of transactions that may be entered into by the Company or any of its Subsidiaries pursuant to which the Company or any of its Subsidiaries may sell, convey or otherwise transfer to (1) a Securitization Entity, in the case of a transfer by the Company or any of its Subsidiaries, and (2) any other Person, in the case of a transfer by a Securitization Entity, or may grant a security interest in, any accounts receivable or equipment, whether now existing or arising or acquired in the future, of the Company or any of its Subsidiaries, and any assets related thereto, including all collateral securing such accounts receivable and equipment, all contracts and contract rights and all guarantees or other obligations in respect of such accounts receivable and equipment, proceeds of such accounts receivable and equipment and other assets, including contract rights, that are customarily transferred or in respect of which security interests are customarily granted in connection with asset securitization transactions involving accounts receivable and equipment.

        "Refinance" means, in respect of any Indebtedness, to refinance, extend, renew, refund, repay, prepay, redeem, purchase, defease or retire, or to issue other Indebtedness in exchange or replacement for, such Indebtedness. "Refinanced" and "Refinancing" shall have correlative meanings.

        "Refinancing Indebtedness" means Indebtedness that Refinances any Indebtedness of the Company or any Restricted Subsidiary of the Company existing on the Issue Date or Incurred in compliance with the Indenture, including Indebtedness that Refinances Refinancing Indebtedness; provided, however, that:

  (1)
  such Refinancing Indebtedness has a Stated Maturity no earlier than the Stated Maturity of the Indebtedness being Refinanced;

  (2)
  such Refinancing Indebtedness has an Average Life at the time such Refinancing Indebtedness is Incurred that is equal to or greater than the Average Life of the Indebtedness being Refinanced;

  (3)
  such Refinancing Indebtedness has an aggregate principal amount (or if Incurred with original issue discount, an aggregate issue price) that is equal to or less than the aggregate principal amount (or if Incurred with original issue discount, the aggregate accreted value) then outstanding or committed (plus fees and expenses, including any premium and defeasance costs) under the Indebtedness being Refinanced; and

  (4)
  if the Indebtedness being Refinanced is subordinated in right of payment to the Notes, such Refinancing Indebtedness is subordinated in right of payment to the Notes at least to the same extent as the Indebtedness being Refinanced;

provided further, however, that Refinancing Indebtedness shall not include (A) Indebtedness of a Subsidiary that Refinances Indebtedness of the Company, (B) Indebtedness of the Company or a Restricted Subsidiary of the Company that Refinances Indebtedness of an Unrestricted Subsidiary or (C) Indebtedness under any Credit Agreement.

        "Registration Rights Agreement" means the Registration Rights Agreement dated as of the Issue Date, among the Company and Broadpoint Capital, Inc.

        "Related Business" means any business in which the Company or any of its Subsidiaries was engaged on the Issue Date and any business related, ancillary or complementary to any business of the Company in which the Company or any of its Subsidiaries was engaged on the Issue Date or any reasonable extension, development or expansion of the business of the Company or its Restricted Subsidiaries.

        "Restricted Payment" with respect to any Person means:

  (1)
  the declaration or payment of any dividends or any other distributions of any sort in respect of its Capital Stock (including any payment in connection with any merger or consolidation involving such Person) or similar payment to the direct or indirect holders of its Capital Stock (other than (A) dividends or distributions payable solely in its Capital Stock (other than Disqualified Stock), (B) dividends or distributions payable solely to the Company or a Restricted Subsidiary of the Company and (C) pro rata dividends or other distributions made by a Subsidiary that is not a Wholly Owned Subsidiary to minority stockholders (or owners of an equivalent interest in the case of a Subsidiary that is an entity other than a corporation));

  (2)
  the purchase, redemption or other acquisition or retirement for value of any Capital Stock of the Company held by any Person (other than a Restricted Subsidiary of the Company) or of any Capital Stock of a Restricted Subsidiary of the Company held by any Affiliate of the Company (other than the Company or a Restricted Subsidiary of the Company), including in connection with any merger or consolidation and including the exercise of any option to exchange any Capital Stock (other than into Capital Stock of the Company that is not Disqualified Stock);

  (3)
  the purchase, repurchase, redemption, defeasance or other acquisition or retirement for value of any (i) Subordinated Obligations, (ii) unsecured Indebtedness and (iii) Junior Lien Obligations (other than from the Company or a Restricted Subsidiary of the Company);

  (4)
  the making of any Investment (other than a Permitted Investment) in any Person; and

  (5)
  any payment in connection with any plea, judgment, settlement, penalty or fine arising from or related to lawsuits, government proceedings or regulatory actions or investigations in connection with matters relating to the pending Department of Justice investigation of Parent and its subsidiaries and the litigation related thereto.

        "Restricted Subsidiary" of a Person means any Subsidiary of such Person that is not an Unrestricted Subsidiary of such Person.

        "Sale/Leaseback Transaction" means an arrangement relating to property owned by the Company or a Restricted Subsidiary of the Company on the Issue Date or thereafter acquired by the Company or a Restricted Subsidiary of the Company whereby the Company or a Restricted Subsidiary of the Company transfers such property to a Person and the Company or a Restricted Subsidiary of the Company leases it from such Person.

        "SEC" means the U.S. Securities and Exchange Commission.

        "Secured Leverage Ratio" means at the date of calculation, the ratio of (a) all Indebtedness of the Company and its Restricted Subsidiaries that is secured by a Lien on any assets of the Company and its Restricted Subsidiaries (other than Junior Lien Obligations) on such date on a consolidated basis in accordance with GAAP to (b) EBITDA of the Company and its Restricted Subsidiaries for the period of the most recent four consecutive fiscal quarters ending on or prior to such date of determination for which internal financial statements are available. For purposes of making the computation referred to above, EBITDA shall be calculated on a pro forma basis in accordance with the definition of "Consolidated Coverage Ratio."

        "Secured Parties" means (i) the Noteholders, (ii) the Trustee, (iii) the Collateral Agent and (iv) any successors, indorsees, transferees and assigns of each of the foregoing.

        "Securities Act" means the U.S. Securities Act of 1933, as amended.

        "Securitization Entity" means a wholly owned Subsidiary of the Company (or a wholly owned Subsidiary of another Person in which the Company or any Subsidiary of the Company makes an Investment and in which the Company or any Subsidiary of the Company transfers accounts receivable or equipment and related assets) that engages in no activities other than in connection with the financing of accounts receivable and that is designated by the Board of Directors of the Company (as provided below) as a Securitization Entity and:

  (1)
  no portion of the Indebtedness or any other obligations (contingent or otherwise) of which:

  (a)
  is guaranteed by the Company or any Restricted Subsidiary of the Company (excluding guarantees of obligations (other than the principal of, and interest on, Indebtedness) pursuant to Standard Securitization Undertakings);

  (b)
  is recourse to or obligates the Company or any Restricted Subsidiary of the Company (other than such Securitization Entity) in any way other than pursuant to Standard Securitization Undertakings; or

  (c)
  subjects any property or asset of the Company or any Restricted Subsidiary of the Company (other than such Securitization Entity), directly or indirectly, contingently or otherwise, to the satisfaction thereof, other than pursuant to Standard Securitization Undertakings

  (such Indebtedness described in this clause (1), "Non-Recourse Securitization Entity Indebtedness");

  (2)
  with which neither the Company nor any Restricted Subsidiary of the Company (other than such Securitization Entity) has any material contract, agreement, arrangement or understanding other than those that might be obtained at the time from Persons that are not Affiliates of the Company, other than fees payable in the ordinary course of business in connection with servicing accounts receivable of such entity; and

  (3)
  to which neither the Company nor any Restricted Subsidiary of the Company (other than such Securitization Entity) has any obligation to maintain or preserve such entity's financial condition or cause such entity to achieve certain levels of operating results.

        Any designation of a Subsidiary as a Securitization Entity shall be evidenced to the Trustee by filing with the Trustee a certified copy of the resolution of the Board of Directors of the Company giving effect to the designation and an Officers' Certificate certifying that the designation complied with the preceding conditions and was permitted by the Indenture.

        "Significant Subsidiary" means any Restricted Subsidiary of the Company that would be a "Significant Subsidiary" of the Company within the meaning of Rule 1-02 under Regulation S-X promulgated by the SEC as in effect on the Issue Date.

        "Standard Securitization Undertakings" means representations, warranties, covenants and indemnities entered into by the Company or any Restricted Subsidiary of the Company that are reasonably customary in an accounts receivable or equipment securitization transaction, including servicing of the obligations thereunder.

        "Stated Maturity" means, with respect to any security, the date specified in such security as the fixed date on which the final payment of principal of such security is due and payable, including pursuant to any mandatory redemption provision (but excluding any provision providing for the repurchase of such security at the option of the holder thereof upon the happening of any contingency unless such contingency has occurred).

        "Subordinated Obligation" means, with respect to a Person, any Indebtedness of such Person (whether outstanding on the Issue Date or thereafter Incurred) which is subordinate or junior in right of payment to the Notes or a Subsidiary Guaranty of such Person, as the case may be, pursuant to a written agreement to that effect.

        "Subsidiary" means, with respect to any Person, any corporation, association, partnership or other business entity of which more than 50% of the total voting power of shares of Voting Stock is at the time owned or controlled, directly or indirectly, by:

  (1)
  such Person;

  (2)
  such Person and one or more Subsidiaries of such Person; or

  (3)
  one or more Subsidiaries of such Person.

        "Subsidiary Guaranty" means a Guarantee by a Subsidiary Guarantor of the Company's obligations with respect to the Notes.

        "Subsidiary Guarantor" means each Subsidiary of the Company that after the Issue Date guarantees the Notes pursuant to the terms of the Indenture or required by "—Certain covenants—Additional subsidiary guarantees; further assurances; insurance", in each case, unless and until released from such guarantees in accordance with the terms of the Indenture.

        "Tax Sharing Arrangement" means any tax sharing agreement or arrangement between the Company and any other Person with which the Company is required to, or is permitted to, file a consolidated, combined or unitary tax return or with which the Company is or could be part of a consolidated group for tax purposes.

        "Temporary Cash Investments" means any of the following:

  (1)
  any investment in direct obligations of the United States of America or any agency thereof or obligations guaranteed by the United States of America or any agency thereof;

  (2)
  investments in demand and time deposit accounts, certificates of deposit and money market deposits maturing within one year of the date of acquisition thereof issued by a bank or trust company which is organized under the laws of the United States of America, any State thereof or any foreign country recognized by the United States of America, and which bank or trust company has capital, surplus and undivided profits aggregating in excess of $50.0 million (or the foreign currency equivalent thereof) and has outstanding debt which is rated "A" (or such similar equivalent rating) or higher by at least one nationally recognized statistical rating organization (as defined in Rule 436 under the Securities Act) or any money-market fund sponsored by a registered broker dealer or mutual fund distributor;

  (3)
  repurchase obligations with a term of not more than 90 days for underlying securities of the types described in clause (1) above entered into with a bank meeting the qualifications described in clause (2) above;

  (4)
  investments in commercial paper, maturing not more than one year after the date of acquisition, issued by a corporation (other than an Affiliate of the Company) organized and in existence under the laws of the United States of America or any foreign country recognized by the United States of America with a rating at the time as of which any investment therein is made of "P-1" (or higher) according to Moody's Investors Service, Inc. or "A-1" (or higher) according to Standard and Poor's Ratings Group;

  (5)
  investments in securities with maturities of one year or less from the date of acquisition issued or fully guaranteed by any state, commonwealth or territory of the United States of America, or by any political subdivision or taxing authority thereof, and rated at least "A" by Standard & Poor's Ratings Group or "A" by Moody's Investors Service, Inc.; and

  (6)
  investments in money market funds that invest substantially all their assets in securities of the types described in clauses (1) through (5) above.

        "Transactions" means the (i) offering and sale of the First Lien Notes and the application of the proceeds to refinance certain existing Indebtedness of the Company and Parent, (ii) the entering into the Credit Agreement and repayment and termination of the Company's existing credit agreement and (iii) the exchange offer and consent solicitation relating to Parent's existing 10 1/2% Senior Discount Notes due 2012 for the Notes of the Company issued under the Indenture (the "Exchange Offer").

        "Treasury Rate" means, as obtained by the Company, the yield to maturity at the time of computation of United States Treasury securities with a constant maturity (as compiled and published in the most recent Federal Reserve Statistical Release H.15 (519) that has become publicly available at least two Business Days prior to the redemption date (or, if such Statistical Release is no longer published, any publicly available source of similar market data)) most nearly equal to the period from the redemption date to March 1, 2013; provided, however, that if the period from the redemption date to March 1, 2013 is not equal to the constant maturity of a United States Treasury security for which a weekly average yield is given, the Treasury Rate shall be obtained by linear interpolation (calculated to the nearest one-twelfth of a year) from the weekly average yields of United States Treasury securities for which such yields are given, except that if the period from the redemption date to February 15, 2013 is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year will be used.

        "Trust Indenture Act" means the Trust Indenture Act of 1939 (15 U.S.C. 77aaa-77bbbb) as in effect on the Issue Date.

        "Trust Officer" means the Chairman of the Board, the President or any other officer or assistant officer of the Trustee assigned by the Trustee to administer its corporate trust matters.

        "Trustee" means Wells Fargo Bank National Association until a successor replaces it and, thereafter, means the successor.

        "Uniform Commercial Code" means the New York Uniform Commercial Code as in effect from time to time.

        "Unrestricted Subsidiary" means:

  (1)
  any Subsidiary of the Company that at the time of determination shall be designated an Unrestricted Subsidiary by the Board of Directors of the Company in the manner provided below; and

  (2)
  any Subsidiary of an Unrestricted Subsidiary.

        The Board of Directors of the Company may designate any Subsidiary of the Company (including any newly acquired or newly formed Subsidiary) to be an Unrestricted Subsidiary unless such Subsidiary or any of its Subsidiaries owns any Capital Stock or Indebtedness of, or holds any Lien on any property of, the Company or any other Subsidiary of the Company that is not a Subsidiary of the Subsidiary to be so designated or another Unrestricted Subsidiary; provided, however, that either (A) the Subsidiary to be so designated has total assets of $1,000 or less or (B) if such Subsidiary has assets greater than $1,000, such designation would be permitted under the covenant described under "—Certain covenants—Limitation on restricted payments".

        The Board of Directors of the Company may designate any Unrestricted Subsidiary to be a Restricted Subsidiary of the Company; provided, however, that immediately after giving effect to such designation (A) the Company could Incur $1.00 of additional Indebtedness under paragraph (a) of the covenant described under "—Certain covenants—Limitation on indebtedness" and (B) no Default shall have occurred and be continuing. Any such designation by the Board of Directors of the Company shall be evidenced to the Trustee by promptly filing with the Trustee a copy of the resolution of the Board of Directors of the Company giving effect to such designation and an Officers' Certificate certifying that such designation complied with the foregoing provisions.

        "U.S. Dollar Equivalent" means with respect to any monetary amount in a currency other than U.S. dollars, at any time for determination thereof, the amount of U.S. dollars obtained by converting such foreign currency involved in such computation into U.S. dollars at the spot rate for the purchase of U.S. dollars with the applicable foreign currency as published in The Wall Street Journal in the "Exchange Rates" column under the heading "Currency Trading" on the date two Business Days prior to such determination.

        Except as described under "—Certain covenants—Limitation on indebtedness", whenever it is necessary to determine whether the Company has complied with any covenant in the Indenture or a Default has occurred and an amount is expressed in a currency other than U.S. dollars, such amount will be treated as the U.S. Dollar Equivalent determined as of the date such amount is initially determined in such currency.

        "U.S. Government Obligations" means direct obligations (or certificates representing an ownership interest in such obligations) of the United States of America (including any agency or instrumentality thereof) for the payment of which the full faith and credit of the United States of America is pledged and which are not callable at the issuer's option.

        "Voting Stock" of a Person means all classes of Capital Stock or other interests (including partnership interests) of such Person then outstanding and normally entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof.

        "Wholly Owned Subsidiary" of a Person means a Restricted Subsidiary of such Person all the Capital Stock of which (other than directors' qualifying shares) is owned by such Person or one or more other Wholly Owned Subsidiaries of such Person.

 Book-entry settlement and clearance

        The old first lien notes and the old second lien notes were offered and sold to qualified institutional buyers in reliance on Rule 144A ("Rule 144A Notes") and to persons other than U.S. persons in offshore transactions in reliance on Regulation S ("Regulation S Notes"). The old second lien notes were also offered and sold to institutional "accredited investors" as defined in Rule 501(a) under the Securities Act in reliance upon Section 4(2) of the Securities Act ("IAI Notes").

        Rule 144A Notes are represented by one or more global notes in registered form without interest coupons (collectively, "Rule 144A Global Notes"). Regulation S Notes are represented by one or more global notes in registered form without interest coupons (collectively, "Regulation S Global Notes"). IAI Notes are represented by one or more global notes in registered form without interest coupons (collectively, "IAI Global Notes"). Rule 144A Global Notes, Regulation S Global Notes and IAI Global Notes are collectively referred to herein as "Global Notes."

        Except as set forth below, Global Notes may be transferred only to another nominee of DTC or to a successor of DTC or its nominee, in whole and not in part. Except in the limited circumstances described below, beneficial interests in Global Notes may not be exchanged for notes in certificated form and owners of beneficial interests in Global Notes will not be entitled to receive physical delivery of notes in certificated form. See "—Exchange of global notes for certificated notes."

        Transfers of beneficial interests in Global Notes will be subject to the applicable rules and procedures of DTC and its direct or indirect participants (including the Euroclear System ("Euroclear") and Clearstream Banking, S.A. ("Clearstream") (as indirect participants in DTC)), which may change from time to time.

Depository procedures

        The following description of the operations and procedures of DTC, Euroclear and Clearstream is provided solely as a matter of convenience. These operations and procedures are solely within the control of the respective settlement systems and are subject to changes by them. We take no responsibility for these operations and procedures and urge investors to contact the system or their participants directly to discuss these matters.

        DTC has advised us that DTC is a limited-purpose trust company organized under the laws of the State of New York, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. DTC was created to hold securities for its participating organizations (collectively, the "Participants") and to facilitate the clearance and settlement of transactions in those securities between Participants through electronic book-entry changes in accounts of its Participants. The Participants include securities brokers and dealers (including the initial purchasers), banks, trust companies, clearing corporations and certain other organizations. Access to DTC's system is also available to other entities such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Participant, either directly or indirectly (collectively, the "Indirect Participants"). Persons who are not Participants may beneficially own securities held by or on behalf of DTC only through the Participants or the Indirect Participants. The ownership interests in, and transfers of ownership interests in, each security held by or on behalf of DTC are recorded on the records of the Participants and Indirect Participants.

        DTC has also advised us that, pursuant to procedures established by it:

          (1)   upon deposit of the Global Notes, DTC will credit the accounts of Participants designated by the initial purchaser with portions of the principal amount of the Global Notes; and

          (2)   ownership of these interests in Global Notes will be shown on, and the transfer of ownership of these interests will be effected only through, records maintained by DTC (with respect to the Participants) or by the Participants and the Indirect Participants (with respect to other owners of beneficial interests in Global Notes).

        Investors in Global Notes who are Participants in DTC's system may hold their interests therein directly through DTC. Investors in Global Notes who are not Participants may hold their interests therein indirectly through organizations (including Euroclear and Clearstream) that are Participants in DTC. Euroclear and Clearstream will hold interests in Global Notes on behalf of their participants through customers' securities accounts in their respective names on the books of their respective depositories, which are Euroclear Bank S.A./N.V., as operator of Euroclear, and Citibank, N.A., as operator of Clearstream which in turn hold such interests in customers' securities accounts in the depositaries' names on the books of DTC. All interests in a Global Note may be subject to the procedures and requirements of DTC. Interests in a Global Note held through Euroclear or Clearstream may be subject to the procedures and requirements of those systems (as well as to the procedures and requirements of DTC). The laws of some states require that certain persons take physical delivery in definitive form of securities that they own and the ability to transfer beneficial interests in a Global Note to Persons that are subject to those requirements will be limited to that extent. Because DTC can act only on behalf of Participants, which in turn act on behalf of Indirect Participants, the ability of a person having beneficial interests in a Global Note to pledge those interests to Persons that do not participate in the DTC system, or otherwise take actions in respect of those interests, may be affected by the lack of a physical certificate evidencing those interests.

        Except as described below, owners of an interest in Global Notes will not have notes registered in their names, will not receive physical delivery of definitive notes in registered certificated form ("Certificated Notes") and will not be considered the registered owners or "Holders" thereof under the indentures for any purpose.

        Payments in respect of the principal of and premium, interest and additional interest, if any, on a Global Note registered in the name of DTC or its nominee will be payable to DTC in its capacity as the registered Holder under the indentures. Under the terms of the indentures, the Issuer and the Trustee will treat the Persons in whose names notes, including Global Notes, are registered as the owners of such notes for the purpose of receiving payments and for all other purposes. Consequently, neither the Issuer, the Trustee nor any agent of the Issuer or the Trustee has or will have any responsibility or liability for:

          (1)   any aspect of DTC's records or any Participant's or Indirect Participant's records relating to or payments made on account of beneficial ownership interests in Global Notes or for maintaining, supervising or reviewing any of DTC's records or any Participant's or Indirect Participant's records relating to the beneficial ownership interests in Global Notes; or

          (2)   any other matter relating to the actions and practices of DTC or any of its Participants or Indirect Participants.

        DTC has advised us that its current practice, upon receipt of any payment in respect of securities such as the notes (including principal and interest), is to credit the accounts of the relevant Participants with the payment on the payment date unless DTC has reason to believe it will not receive payment on that payment date. Each relevant Participant is credited with an amount proportionate to its beneficial ownership of an interest in the principal amount of the relevant security as shown on the records of DTC. Payments by the Participants and the Indirect Participants to the beneficial owners of notes will be governed by standing instructions and customary practices and will be the responsibility of the Participants or the Indirect Participants and will not be the responsibility of DTC, the Trustee or the Issuer. Neither the Issuer nor the Trustee will be liable for any delay by DTC or any of its Participants in identifying the beneficial owners of any notes, and the Issuer and the Trustee may conclusively rely on and will be protected in relying on instructions from DTC or its nominee for all purposes.

        Transfers between Participants in DTC will be effected in accordance with DTC's procedures, and will be settled in same-day funds and transfers between participants in Euroclear and Clearstream will be effected in accordance with their respective rules and operating procedures.

        Subject to compliance with the transfer restrictions applicable to the notes described herein, cross-market transfers between the Participants, on the one hand, and Euroclear or Clearstream participants, on the other hand, will be effected through DTC in accordance with DTC's rules on behalf of Euroclear or Clearstream, as the case may be, by its respective depositary; however, such cross-market transactions will require delivery of instructions to Euroclear or Clearstream, as the case may be, by the counterparty in such system in accordance with the rules and procedures and within the established deadlines (Brussels time) of such system. Euroclear or Clearstream, as the case may be, will, if the transaction meets its settlement requirements, deliver instructions to its respective depositary to take action to effect final settlement on its behalf by delivering or receiving interests in the relevant Global Note from DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Euroclear participants and Clearstream participants may not deliver instructions directly to the depositories for Euroclear or Clearstream.

        DTC has advised us that it will take any action permitted to be taken by a Holder of the notes only at the direction of one or more Participants to whose account DTC has credited the interests in the Global Notes and only in respect of the portion of the aggregate principal amount of the notes as to which that Participant or those Participants has or have given the relevant direction. However, if there is an Event of Default under the notes, DTC reserves the right to exchange the Global Notes for legended notes in certificated form, and to distribute those notes to its Participants.

        Although DTC, Euroclear and Clearstream have agreed to the foregoing procedures in order to facilitate transfers of interests in Global Notes among Participants, they are under no obligation to perform those procedures, and may discontinue or change those procedures at any time. Neither the Issuer nor the Trustee nor any of their respective agents will have any responsibility for the performance by DTC, Euroclear, Clearstream or their respective Participants or Indirect Participants of their respective obligations under the rules and procedures governing their operations.

Exchange of global notes for certificated notes

        A Global Note is exchangeable for a Certificated Note if:

  •
  DTC (a) notifies us that it is unwilling or unable to continue as depositary for the Global Notes or (b) has ceased to be a clearing agency registered under the Exchange Act and, in each case, a successor depositary is not appointed;

  •
  we, at our option, notify the Trustee in writing that we elect to cause the issuance of Certificated Notes; or

  •
  there has occurred and is continuing a Default with respect to the notes.

        In addition, beneficial interests in a Global Note may be exchanged for Certificated Notes upon prior written notice given to the Trustee by or on behalf of DTC in accordance with the indentures. In all cases, Certificated Notes delivered in exchange for any Global Note or beneficial interests in a Global Note will be registered in the names, and issued in any approved denominations, requested by or on behalf of the depositary (in accordance with its customary procedures).

Exchange of certificated notes for global notes

        If Certificated Notes are issued in the future, they will not be exchangeable for beneficial interests in any Global Note unless the transferor first delivers to the Trustee a written certificate (in the form provided in the indenture) to the effect that the transfer will comply with the appropriate transfer restrictions applicable to the notes being transferred.

Exchanges among global notes

        Transfers involving exchanges of beneficial interests among the Rule 144A Global Note, the Regulation S Global Note and the IAI Global Note will be effected in DTC by means of an instruction originated by the Trustee through the DTC Deposit/Withdraw at Custodian system. Accordingly, in connection with any such transfer, appropriate adjustments will be made to reflect the changes in the principal amounts of the Rule 144A Global Note, the Regulation S Global Note and the IAI Global Note, as applicable. Any beneficial interest in one of the Global Notes that is transferred to a Person who takes delivery in the form of an interest in the other Global Note will, upon transfer, cease to be an interest in the original Global Note and will become an interest in the other Global Note and, accordingly, will thereafter be subject to all transfer restrictions and other procedures applicable to beneficial interest in the other Global Note.

Same day settlement and payment

        We will make payments in respect of notes represented by Global Notes, including payments of principal, premium, if any, and interest by wire transfer of immediately available funds to the accounts specified by the DTC or its nominee. We will make all payments of principal of and premium, if any, and interest on Certificated Notes by wire transfer of immediately available funds to the accounts specified by the Holders of the Certificated Notes or, if no account is specified, by mailing a check to each Holder's registered address. See "Description of the first lien notes—Principal, maturity and interest" and "Description of the second lien notes—Principal, maturity and interest." Notes represented by Global Notes are expected to be eligible to trade in DTC's Same-Day Funds Settlement System, and any permitted secondary market trading activity in notes represented by Global Notes will, therefore, be required by DTC to be settled in immediately available funds. Because of time zone differences, the securities account of a Euroclear or Clearstream participant purchasing an interest in a Global Note from a Participant will be credited, and any such crediting will be reported to the relevant Euroclear or Clearstream participant, during the securities settlement processing day (which must be a business day for Euroclear and Clearstream) immediately following the settlement date of DTC. DTC has advised us that cash received in Euroclear or Clearstream as a result of sales of interests in a Global Note by or through a Euroclear or Clearstream participant to a Participant will be received with value on the settlement date of DTC but will be available in the relevant Euroclear or Clearstream cash account only as of the business day for Euroclear or Clearstream following DTC's settlement date.

 Certain United States federal income tax consequences

        The following summary describes certain U.S. federal income tax considerations of the acquisition, ownership and disposition of the notes as of the date hereof to U.S. holders and non-U.S. holders (each as defined below) that acquire notes for cash at their original issue price (as defined below) pursuant to this offer. The summary is based on the Internal Revenue Code of 1986, as amended (the "Code"), U.S. Treasury Regulations, judicial decisions, published positions of the Internal Revenue Service ("IRS"), and other applicable authorities, all as in effect as of the date hereof and all of which are subject to change or differing interpretations (possibly with retroactive effect). The discussion does not address all of the tax consequences that may be relevant to a particular person or to persons subject to special treatment under U.S. federal income tax laws (such as financial institutions, broker-dealers, insurance companies, regulated investment companies, real estate investment trusts, cooperatives, traders in securities who elect to apply a mark-to-market method of accounting, U.S. holders (as defined below) that have a functional currency other than the U.S. dollar, expatriates, tax-exempt organizations, or persons that are, or hold their notes through, partnerships or other pass-through entities), or to persons who hold the notes as part of a straddle, hedge, conversion, synthetic security, or constructive sale transaction for U.S. federal income tax purposes, all of whom may be subject to tax rules that differ from those summarized below. In addition, this discussion does not address the consequences of the alternative minimum tax, or any state, local or non-U.S. tax consequences or any tax consequences other than U.S. federal income tax consequences. This summary deals only with persons who (i) purchased the old notes upon their initial issuance at their initial issue price (which is equal the first price at which a substantial amount of old notes were sold to investors for cash (excluding sales to underwriters)) and (ii) who hold the old notes and will continue to hold the new notes as capital assets within the meaning of the Code (generally, property held for investment). Holders are urged to consult their tax advisors as to the particular U.S. federal tax consequences to them of the acquisition, ownership and disposition of notes, as well as the effects of state, local and non-U.S. tax laws.

        For purposes of this summary, a "U.S. holder" means a beneficial owner of a note (as determined for U.S. federal income tax purposes) that is, for U.S. federal income tax purposes, a citizen or individual resident of the United States, a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in the United States or under the laws of the United States or any state thereof or the District of Columbia, an estate the income of which is subject to U.S. federal income taxation regardless of its source, or a trust if (1) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (2) the trust has a valid election in effect to be treated as a U.S. person. A "non-U.S. holder" means any beneficial owner (other than a partnership or other pass-through entity for U.S. federal income tax purposes) that is not a "U.S. holder".

        If a partnership (including any entity treated as a partnership or other pass-through entity for U.S. federal income tax purposes) is a holder of a note, the U.S. federal income tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of such partnership. Partners and partnerships should consult their tax advisors as to the particular U.S. federal income tax consequences applicable to them.

Exchange offer

        The exchange of old notes for new notes in the exchange offers will not constitute a taxable event to holders for United States federal income tax purposes. Consequently, holders will not recognize gain or loss upon receipt of a new note, the holding period of the new note will include the holding period of the old note exchanged therefor and the basis of the new note will be the same as the basis of the old note immediately before the exchange.

        In any event, persons considering the exchange of outstanding notes for exchange notes should consult their own tax advisors concerning the United States federal income tax consequences in light of their particular situations as well as any consequences arising under the laws of any other taxing jurisdiction.

Contingent events

        In certain circumstances, we may be obligated to pay amounts in excess of stated interest or principal on the notes or repurchase the notes prior to maturity. For example, if we are required repurchase notes in connection with a change of control as described in "Description of the first lien notes—Change of control" and "Description of the second lien notes—Change of control", we must pay a premium. In addition, in certain circumstances, we may redeem the notes prior to maturity, and upon such a redemption we may be required to pay amounts in excess of accrued interest and principal on the notes as described in "Description of the first lien notes—Optional redemption" and "Description of the second lien notes—Optional redemption". Also, we may be required to repurchase the notes in connection with certain asset sales as described in "Description of the first lien notes—Certain covenants—Limitation on sales of assets and subsidiary stock" and "Description of the second lien notes—Certain covenants—Limitation on sales of assets and subsidiary stock." The possibility of such events may implicate special rules under U.S. Treasury Regulations governing "contingent payment debt instruments". According to those regulations, the possibility that these events will occur will not cause the notes to be contingent payment debt instruments if, as of the date the notes are issued, there is only a remote chance that such events will occur, or such contingencies are considered incidental. We have determined, and intend to take the position, that the foregoing contingencies should not cause the notes to be treated as contingent payment debt instruments. Our determination is binding on a holder unless the holder discloses a contrary position to the IRS in the manner required by applicable U.S. Treasury Regulations. Our determination that the notes are not contingent payment debt instruments is not, however, binding on the IRS. If the IRS were to successfully challenge our determination and the notes were treated as contingent payment debt instruments, holders would be required, among other things, to (i) accrue interest income based on a projected payment schedule and comparable yield, which may be a higher rate than the stated interest rate on the notes, regardless of such holder's method of tax accounting and (ii) treat as ordinary income, rather than capital gain, any gain recognized on a sale, exchange, redemption or other disposition of a note. In the event that any of the above contingencies were to occur, it would affect the amount and timing of the income recognized by a U.S. holder. If any additional payments are in fact made, U.S. holders will be required to recognize such amounts as income.

        The regulations applicable to contingent payment debt instruments have not been the subject of authoritative interpretation and therefore the scope of the regulations is not certain. Purchasers of notes are urged to consult their tax advisors regarding the possible application of the contingent payment debt instrument rules to the notes. The remainder of this discussion assumes that the notes will not be treated as contingent payment debt instruments.

U.S. holders

        Stated interest.    Payments of stated interest on the notes will generally be taxable to a U.S. holder as ordinary interest income at the time such holder receives or accrues such amounts, in accordance with its regular method of accounting.

        Disposition.    Upon the sale, exchange, redemption, retirement or other taxable disposition of a note, a U.S. holder will generally recognize taxable capital gain or loss equal to the difference, if any, between the amount realized (other than amounts attributable to accrued and unpaid stated interest on the note, which will be treated as ordinary interest income for U.S. federal income tax purposes if not previously included in income) and the holder's adjusted tax basis in the note at the time. A U.S. holder's adjusted tax basis in a note will, in general, equal the U.S. holder's cost for that note. Such gain or loss will be long-term capital gain or loss if the U.S. holder's holding period with respect to the note disposed of is more than one year. For non-corporate U.S. Holders, long-term capital gains are currently subject to a lower tax rate than ordinary income. To the extent that amounts received include accrued but unpaid stated interest, such interest will not be taken into account in determining gain or loss, but will instead be taxable as ordinary interest income (to the extent not previously so treated). The deductibility of capital losses is subject to limitations.

Information reporting and backup withholding

        Information reporting requirements generally will apply to payments of interest on the notes and to the proceeds of a sale or other disposition (including a redemption or retirement) of a note paid to a U.S. holder unless the U.S. holder is an exempt recipient (such as a corporation). Backup withholding will apply to those payments if the U.S. holder fails to provide its correct taxpayer identification number, or certification of exempt status, and certain other information generally by providing an IRS Form W-9 or an approved substitute or if the U.S. holder is notified by the IRS that the U.S. holder is subject to backup withholding because U.S. holder previously failed to report in full payments of interest and dividend income. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against a U.S. holder's U.S. federal income tax liability provided the required information is timely furnished to the IRS.

Non-U.S. holders

        Stated interest.    A non-U.S. holder will generally not be subject to U.S. federal income tax on interest paid or accrued on a note if the interest is not effectively connected with a U.S. trade or business (or, in the case of certain tax treaties, is not attributable to a permanent establishment or fixed base within the United States). In addition, subject to the discussion of backup withholding below, a non-U.S. holder will generally not be subject to U.S. withholding tax on interest paid or accrued on a note, provided that the non-U.S. holder:

          (1)   does not actually or constructively, directly or indirectly, own 10% or more of our voting stock; and

          (2)   is not a controlled foreign corporation that is related to us (directly or indirectly) through stock ownership; and

          (3)   is not a bank that acquired the note in connection with an extension of credit made pursuant to a loan entered into in the ordinary course of business; and

          (4)   certifies to its non-U.S. status on IRS Form W-8BEN.

        A non-U.S. holder that cannot satisfy the above requirements will generally be exempt from U.S. federal withholding tax with respect to interest paid or accrued on the notes if the holder establishes that such interest is effectively connected with the non-U.S. holder's conduct of a trade or business in the United States (generally, by providing an IRS Form W-8ECI). However, to the extent that such interest is effectively connected with the non-U.S. holder's conduct of a trade or business (and, in the case of certain tax treaties, is attributable to a permanent establishment or fixed base within the United States), the non-U.S. holder will be subject to U.S. federal income tax on a net income basis and, if it is a foreign corporation, may be subject to a 30% U.S. branch profits tax (or lower applicable treaty rate) on such non-U.S. holdings effectively connected earnings and profits. If a non-U.S. holder does not satisfy the requirements described above, and does not establish that the interest is effectively connected with the non-U.S. holder's conduct of a trade or business in the United States, the non-U.S. holder will generally be subject to U.S. withholding tax, currently imposed at 30%. Under certain income tax treaties, the U.S. withholding rate on payments of interest may be reduced or eliminated, provided the non-U.S. holder complies with the applicable certification requirements (generally, by providing a properly completed IRS Form W-8BEN).

        Disposition.    Subject to the discussion below regarding information reporting and backup withholding, a non-U.S. holder will generally not be subject to U.S. federal income or withholding tax with respect to gain realized on the sale, exchange, redemption, retirement or other disposition of a note, unless:

          (1)   such gain is effectively connected with the conduct of a U.S. trade or business (and, if certain tax treaties apply, the gain is attributable to a permanent establishment or fixed base within the United States); or

          (2)   in the case of an individual, such individual is present in the United States for 183 days or more during the taxable year in which gain is realized and certain other conditions are met.

        A non-U.S. holder described in clause (1) above will be subject to tax on the net gain derived from the sale or other disposition at regular graduated U.S. federal income tax rates and, if it is a foreign corporation, may be subject to a 30% U.S. branch profits tax (or lower applicable treaty rate) on such non-U.S. holders effectively connected earnings and profits. An individual described in clause (2) above will be subject to a flat 30% tax on any gain derived from the sale, which may be offset by United States source capital losses (even though the individual is not considered a resident of the United States) but may not be offset by any capital loss carryovers.

        Information reporting and backup withholding.    A non-U.S. holder may be subject to information reporting with respect to interest paid or accrued on a note and with respect to amounts realized on the disposition of a note. A non-U.S. holder not subject to U.S. income tax may nonetheless be subject to backup withholding on interest paid or accrued on a note, and with respect to amounts realized on the disposition of a note, unless the non-U.S. holder certifies its non-U.S. status by providing the withholding agent with the applicable IRS Form W-8 or otherwise establishes an exemption. Non-U.S. holders should consult their tax advisors as to their qualifications for an exemption from backup withholding and the procedure for obtaining such an exemption. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a non-U.S. holder may be credited against the non-U.S. holder's U.S. federal income tax liability, if any, or refunded, if the required information is furnished to the IRS in a timely manner. Non-U.S. holders should consult their tax advisors regarding the applicability of the information reporting and backup withholding rules to them.

 Plan of distribution

        Each broker-dealer that receives new notes for its own account pursuant to an exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such new notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of new notes received in exchange for old notes where such old notes were acquired as a result of market-making activities or other trading activities. We have agreed that, for a period of 180 days after the consummation of the exchange offers, we will make this prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any such resale. In addition, all dealers effecting transactions in the new notes may be required to deliver a prospectus.

        We will not receive any proceeds from any sale of new notes by broker-dealers. New notes received by broker-dealers for their own account pursuant to the exchanges offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the new notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or at negotiated prices. Any such resale may be made directly to purchasers or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer and/or the purchasers of any such new notes. Any broker-dealer that resells new notes that were received by it for its own account pursuant to the exchange offers and any broker or dealer that participates in a distribution of such new notes may be deemed to be an "underwriter" within the meaning of the Securities Act, and any profit of any such resale of new notes and any commission or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that, by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

        For a period of 180 days after the consummation of the exchange offers, we will promptly send additional copies of this prospectus and any amendments or supplements to this prospectus to any broker-dealer that requests such documents in the letter of transmittal. We have agreed to pay all expenses incident to the exchange offers other than commissions or concessions of any broker-dealers and will indemnify you (including any broker-dealers) against certain liabilities, including liabilities under the Securities Act.

 Legal matters

        The validity of the new notes offered hereby will be passed upon for us by DLA Piper LLP (US).

Experts

        The financial statements as of December 31, 2009 and December 31, 2008 and for each of the three years in the period ended December 31, 2009 included in this Prospectus have been so included in reliance on the reports of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

Report of independent registered public accounting firm

To the Board of Directors and Stockholders of
Reddy Ice Holdings, Inc.:

        In our opinion, the consolidated financial statements listed in the accompanying index present fairly, in all material respects, the financial position of Reddy Ice Holdings, Inc. and its subsidiary (the "Company") at December 31, 2009 and 2008, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2009 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the accompanying index presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and the financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and on the financial statement schedule based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        As discussed in Note 12 to the consolidated financial statements, the Company changed the manner in which it accounts for uncertain tax positions in 2007.

/s/ PricewaterhouseCoopers LLP

Dallas, Texas
February 19, 2010, except with respect to our opinion on the financial statement schedule insofar as it relates to the matter discussed in Note 1, as to which the date is July 16, 2010

Report of independent registered public accounting firm

To the Board of Directors and Stockholder of
Reddy Ice Corporation:

        In our opinion, the financial statements listed in the accompanying index present fairly, in all material respects, the financial position of Reddy Ice Corporation (the "Company") at December 31, 2009 and 2008, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2009 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        As discussed in Note 12 to the consolidated financial statements, the Company changed the manner in which it accounts for uncertain tax positions in 2007.

/s/ PricewaterhouseCoopers LLP

Dallas, Texas
July 16, 2010

Reddy Ice Holdings, Inc. and subsidiary

Consolidated balance sheets

	December 31,
(in thousands, except share data)	2009	2008
Assets
CURRENT ASSETS:
Cash and cash equivalents	$44,649	$39,684
Accounts receivable, net	26,289	27,879
Inventories, parts and supplies	11,057	12,323
Prepaid expenses and other current assets	3,840	3,218
Deferred tax assets	1,744	1,945

Total current assets	87,579	85,049
PROPERTY AND EQUIPMENT, net	215,853	213,015
GOODWILL	79,493	79,493
OTHER INTANGIBLES, net	70,429	76,640
INVESTMENTS	1,648	—
OTHER ASSETS	663	362

TOTAL	$455,665	$454,559

Liabilities and stockholders' equity
CURRENT LIABILITIES:
Current portion of long-term obligations	$1	$—
Revolving credit facility	—	—
Accounts payable	13,536	19,106
Accrued expenses	13,620	16,486
Derivative liability	—	2,564

Total current liabilities	27,157	38,156
LONG-TERM OBLIGATIONS	390,601	390,500
DEFERRED TAXES AND OTHER LIABILITIES, net	29,111	25,031
COMMITMENTS AND CONTINGENCIES (Note 16)	—	—
STOCKHOLDERS' EQUITY:
Preferred stock; 25,000,000 shares authorized; no shares issued or outstanding	—	—
Common stock, $0.01 par value; 75,000,000 shares authorized; 22,579,016 and 22,114,116 shares issued and outstanding at December 31, 2009 and 2008, respectively	226	221
Additional paid-in capital	223,312	221,824
Accumulated deficit	(214,742)	(218,976)
Accumulated other comprehensive loss	—	(2,197)

Total stockholders' equity	8,796	872

TOTAL	$455,665	$454,559

See accompanying notes to consolidated financial statements.

Reddy Ice Holdings, Inc. and subsidiary

Consolidated statements of operations

	Year ended December 31,
(in thousands, except per share amounts)	2009	2008	2007
Revenues	$312,331	$329,298	$339,038
Cost of sales (excluding depreciation)	198,241	214,905	215,204
Depreciation expense related to cost of sales	21,406	20,796	19,832

Gross profit	92,684	93,597	104,002
Operating expenses	50,782	47,550	44,981
Depreciation and amortization expense	7,066	6,715	6,176
Loss on dispositions of assets	2,329	1,869	1,743
Impairment of goodwill and long-lived assets (Note 2)	—	149,905	1,440
Gain on diesel hedge	(581)	—	—
Cost of antitrust investigations and related litigation, net of insurance proceeds (Note 16)	(891)	15,524	—
Transaction costs related to merger agreement (Note 1)	—	835	2,456
Gain on property insurance settlement	—	(1,036)	—

Income (loss) from operations	33,979	(127,765)	47,206
Interest expense	(26,802)	(31,893)	(31,307)
Interest income	133	825	852
Gain on bargain purchase, net of acquisition costs	582	—	—
Gain on termination of merger agreement (Note 1)	—	17,000	—

Income (loss) from continuing operations before income taxes	7,892	(141,833)	16,751
Income tax (expense) benefit	(3,658)	21,402	(7,347)

Income (loss) from continuing operations	4,234	(120,431)	9,404
Income from discontinued operations, net of tax	—	—	939

Net income (loss)	$4,234	$(120,431)	$10,343

Basic net income (loss) per share:
Income (loss) from continuing operations	$0.19	$(5.47)	$0.43
Income from discontinued operations	—	—	0.04

Net income (loss)	$0.19	$(5.47)	$0.47

Weighted average common shares outstanding	22,364	22,025	22,125

Diluted net income (loss) per share:
Income (loss) from continuing operations	$0.19	$(5.47)	$0.42
Income from discontinued operations	—	—	0.04

Net income (loss)	$0.19	$(5.47)	$0.46

Weighted average common shares outstanding	22,537	22,025	22,251

Cash dividends declared per share	—	$0.84	$1.66

See accompanying notes to consolidated financial statements.

Reddy Ice Holdings, Inc. and subsidiary

Consolidated statements of stockholders' equity

	Common stock
					Accumulated other comprehensive income (loss)
	Number of shares	Par value	Additional paid-in capital	Accumulated deficit		Total
Balance at January 1, 2007	21,809	$218	$216,802	$(51,990)	$2,618	$167,648
Cumulative effect of change in accounting principle (see Note 12)	—	—	—	(1,835)	—	(1,835)
Compensation expense related to stock-based awards	—	—	3,879	—	—	3,879
Cash dividends declared	—	—	—	(36,570)	—	(36,570)
Vesting of restricted stock units	191	2	(2)	—	—	—
Comprehensive income:
Net income	—	—	—	10,343	—	10,343
Change in fair value of derivative	—	—	—	—	(3,483)	(3,483)

Total comprehensive income						6,860

Balance at December 31, 2007	22,000	$220	$220,679	$(80,052)	$(865)	$139,982
Compensation expense related to stock-based awards	—	—	1,611	—	—	1,611
Cash dividends declared	—	—	—	(18,493)	—	(18,493)
Issuance of restricted stock	50	—	—	—	—	—
Vesting of restricted stock units	83	1	(1)	—	—	—
Repurchase and retirement of common stock	(19)	—	(199)	—	—	(199)
Tax deficiency in connection with vesting of restricted stock units	—	—	(266)	—	—	(266)
Comprehensive loss:
Net loss	—	—	—	(120,431)	—	(120,431)
Change in fair value of derivative	—	—	—	—	(1,332)	(1,332)

Total comprehensive loss						(121,763)

Balance at December 31, 2008	22,114	$221	$221,824	$(218,976)	$(2,197)	$872
Compensation expense related to stock-based awards	—	—	1,951	—	—	1,951
Issuance of restricted stock	373	4	(4)	—	—	—
Vesting of restricted stock units	104	1	(1)	—	—	—
Repurchase and retirement of common stock	(12)	—	(26)	—	—	(26)
Tax deficiency in connection with vesting of restricted stock units	—	—	(432)	—	—	(432)
Comprehensive income:
Net income	—	—	—	4,234	—	4,234
Change in fair value of derivatives	—	—	—	—	2,197	2,197

Total comprehensive income						6,431

Balance at December 31, 2009	22,579	$226	$223,312	$(214,742)	$—	$8,796

See accompanying notes to consolidated financial statements.

Reddy Ice Holdings, Inc. and subsidiary

Consolidated statements of cash flows

	Year ended December 31,
(in thousands)	2009	2008	2007
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$4,234	$(120,431)	$10,343
Adjustments to reconcile net income (loss) to net cash provided by operating activities (excluding working capital from acquisitions):
Depreciation and amortization expense	28,472	27,511	26,927
Amortization of debt issue costs and debt discounts	1,458	13,719	14,903
Gain on bargain purchase	(661)	—	—
Deferred tax expense (benefit)	2,883	(22,083)	7,311
Loss on disposition of assets	2,329	1,869	1,726
Gain on sale of discontinued operations	—	—	(1,407)
Stock-based compensation expense	1,951	1,611	3,879
Impairment of goodwill and long-lived assets	—	149,905	1,440
Gain on property insurance settlement	—	(1,036)	—
Excess tax benefits from stock-based compensation	—	—	(190)
Changes in assets and liabilities, net of the effects of acquisitions:
Accounts receivables	1,591	(1,034)	(939)
Inventories, parts and supplies	1,325	(1,527)	639
Prepaid assets	(890)	146	(998)
Accounts payable, accrued expenses and other	(9,164)	3,379	(1,398)

Net cash provided by operating activities	33,528	52,029	62,236

CASH FLOWS FROM INVESTING ACTIVITIES:
Property and equipment additions	(24,465)	(18,004)	(24,605)
Cost of equipment to be placed under operating leases	(7,995)	—	—
Reimbursement of the cost of equipment placed under operating leases	5,994	—	—
Proceeds from dispositions of property and equipment	590	2,006	1,193
Cost of acquisitions, net of cash acquired	(1,025)	(3,934)	(26,842)
Cost of purchases of leased assets	—	(425)	(367)
Purchase of investments	(1,648)	—	—
Other intangible asset additions	(21)	—	—
Proceeds from the sale of non-ice businesses	—	—	19,403
Decrease (increase) in restricted cash and cash equivalents, net	—	17,262	(17,262)
Proceeds from property insurance settlement	—	1,496	—
Issuance of note receivable	(450)	—	—
Collection of note receivable	483	23	43

Net cash used in investing activities	(28,537)	(1,576)	(48,437)

CASH FLOWS FROM FINANCING ACTIVITIES:
Dividends and other distributions to stockholders	—	(27,733)	(36,158)
Excess tax benefits from stock-based compensation	—	—	190
Repurchase and retirement of common stock	(26)	(199)	—
Repayment of debt	—	(20)	(82)

Net cash used in financing activities	(26)	(27,952)	(36,050)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	4,965	22,501	(22,251)
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	39,684	17,183	39,434

CASH AND CASH EQUIVALENTS, END OF PERIOD	$44,649	$39,684	$17,183

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash payments for interest	$28,439	$15,672	$16,726

Cash receipts of interest income	$117	$877	$954

Cash payments for income taxes	$658	$1,145	$152

Borrowings under the revolving credit facility	$6,667	$55,000	$78,150

Repayments under the revolving credit facility	$(6,667)	$(55,000)	$(78,150)

Cash dividends declared, not paid	$—	$—	$9,240

Capitalized interest	$—	$—	$344

Increase (decrease) in fair value of interest rate derivative	$2,564	$(1,036)	$(4,147)

Additions to property and equipment included in accounts payable	$1,834	$1,076	$1,475

See accompanying notes to consolidated financial statements.

Reddy Ice Corporation

Balance sheets

	December 31,
(in thousands, except share data)	2009	2008
Assets
CURRENT ASSETS:
Cash and cash equivalents	$40,440	$27,638
Accounts receivable, net	19,689	27,702
Accounts receivable from Parent	20	2,652
Inventories, parts and supplies	11,057	12,323
Prepaid expenses and other current assets	3,839	3,218
Deferred tax assets	1,744	1,945

Total current assets	76,789	75,478
PROPERTY AND EQUIPMENT, net	215,854	213,015
GOODWILL	79,493	79,493
OTHER INTANGIBLES, net	68,377	73,864
INVESTMENTS	1,648	—
OTHER ASSETS	663	362

TOTAL	$442,824	$442,212

Liabilities and stockholder's equity
CURRENT LIABILITIES:
Current portion of long-term obligations	$1	$—
Revolving credit facility	—	—
Accounts payable	12,691	17,574
Accrued expenses	11,679	13,982
Derivative liability	—	2,564

Total current liabilities	24,371	34,120
LONG-TERM OBLIGATIONS	240,101	240,000
DEFERRED TAXES AND OTHER LIABILITIES, net	54,589	45,547
COMMITMENTS AND CONTINGENCIES (Note 16)	—	—
STOCKHOLDER'S EQUITY:
Common stock, $0.01 par value; 1,000 shares authorized; 100 shares issued and outstanding at December 31, 2009 and 2008, respectively	—	—
Additional paid-in capital	302,782	301,263
Accumulated deficit	(179,019)	(176,521)
Accumulated other comprehensive loss	—	(2,197)

Total stockholder's equity	123,763	122,545

TOTAL	$442,824	$442,212

See accompanying notes to financial statements.

Reddy Ice Corporation

Statements of operations

	Year ended December 31,
(in thousands, except per share amounts)	2009	2008	2007
Revenues	$312,331	$329,298	$339,038
Cost of sales (excluding depreciation)	198,241	214,905	215,204
Depreciation expense related to cost of sales	21,406	20,796	19,832

Gross profit	92,684	93,597	104,002
Operating expenses	50,782	47,550	44,981
Depreciation and amortization expense	7,066	6,715	6,176
Loss on dispositions of assets	2,329	1,869	1,743
Impairment of goodwill and long-lived assets (Note 2)	—	149,905	1,440
Gain on diesel hedge	(581)	—	—
Gain on property insurance settlement	—	(1,036)	—

Income (loss) from operations	33,088	(111,406)	49,662
Interest expense	(10,275)	(16,274)	(17,138)
Interest income	94	328	441
Gain on bargain purchase, net of acquisition costs	582	—	—

Income (loss) from continuing operations before income taxes	23,489	(127,352)	32,965
Income tax (expense) benefit	(9,184)	16,491	(12,899)

Income (loss) from continuing operations	14,305	(110,861)	20,066
Income from discontinued operations, net of tax	—	—	939

Net income (loss)	$14,305	$(110,861)	$21,005

See accompanying notes to financial statements.

Reddy Ice Corporation

Statements of stockholder's equity

	Common stock
					Accumulated other comprehensive income (loss)
	Number of shares	Par value	Additional paid-in capital	Accumulated deficit		Total
Balance at January 1, 2007	—	$—	$295,977	$(19,939)	$2,618	$278,656
Cumulative effect of change in accounting principle (see Note 12)	—	—	—	(1,835)	—	(1,835)
Compensation expense related to stock-based awards	—	—	3,879	—	—	3,879
Dividends paid to parent	—	—	—	(36,158)	—	(36,158)
Comprehensive income:
Net income	—	—	—	21,005	—	21,005
Change in fair value of derivative	—	—	—	—	(3,483)	(3,483)

Total comprehensive income						17,522

Balance at December 31, 2007	—	$—	$299,856	$(36,927)	$(865)	$262,064
Compensation expense related to stock-based awards	—	—	1,611	—	—	1,611
Tax deficiency in connection with vesting of restricted stock units	—	—	(204)	—	—	(204)
Dividends paid to parent	—	—	—	(28,733)	—	(28,733)
Comprehensive loss:
Net loss	—	—	—	(110,861)	—	(110,861)
Change in fair value of derivative	—	—	—	—	(1,332)	(1,332)

Total comprehensive loss						(112,193)

Balance at December 31, 2008	—	$—	$301,263	$(176,521)	$(2,197)	$122,545
Compensation expense related to stock-based awards	—	—	1,951	—	—	1,951
Tax deficiency in connection with vesting of restricted stock units	—	—	(432)	—	—	(432)
Dividends to Parent	—	—	—	(16,803)	—	(16,803)
Comprehensive income:
Net income	—	—	—	14,305	—	14,305
Change in fair value of derivatives	—	—	—	—	2,197	2,197

Total comprehensive income						16,502

Balance at December 31, 2009	—	$—	$302,782	$(179,019)	$—	$123,763

See accompanying notes to financial statements.

Reddy Ice Corporation

Statements of cash flows

	Year ended December 31,
(in thousands)	2009	2008	2007
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$14,305	$(110,861)	$21,005
Adjustments to reconcile net income (loss) to net cash provided by operating activities (excluding working capital from acquisitions):
Depreciation and amortization expense	28,472	27,511	26,927
Amortization of debt issue costs and debt discounts	733	733	733
Gain on bargain purchase	(661)	—	—
Deferred tax expense (benefit)	7,845	(17,572)	13,336
Loss on disposition of assets	2,329	1,869	1,726
Gain on sale of discontinued operations	—	—	(1,407)
Stock-based compensation expense	1,951	1,611	3,879
Impairment of goodwill and long-lived assets	—	149,905	1,440
Gain on property insurance settlement	—	(1,036)	—
Excess tax benefits from stock-based compensation	—	—	(190)
Changes in assets and liabilities, net of the effects of acquisitions:
Accounts receivables	10,575	(3,182)	(950)
Inventories, parts and supplies	1,325	(1,566)	639
Prepaid assets	(890)	146	(997)
Accounts payable, accrued expenses and other	(7,842)	(300)	(2,283)

Net cash provided by operating activities	58,142	47,258	63,858

CASH FLOWS FROM INVESTING ACTIVITIES:
Property and equipment additions	(24,465)	(18,004)	(24,605)
Cost of equipment to be placed under operating leases	(7,995)	—	—
Reimbursement of the cost of equipment placed under operating leases	5,994	—	—
Proceeds from dispositions of property and equipment	590	2,006	1,193
Cost of acquisitions, net of cash acquired	(1,025)	(3,934)	(26,842)
Cost of purchases of leased assets	—	(425)	(367)
Purchase of investments	(1,648)	—	—
Other intangible asset additions	(21)	—	—
Proceeds from the sale of non-ice businesses	—	—	19,403
Decrease (increase) in restricted cash and cash equivalents, net	—	17,262	(17,262)
Proceeds from property insurance settlement	—	1,496	—
Issuance of note receivable	(450)	—	—
Collection of note receivable	483	23	43

Net cash used in investing activities	(28,537)	(1,576)	(48,437)

CASH FLOWS FROM FINANCING ACTIVITIES:
Dividends to Parent	(16,803)	(28,733)	(36,158)
Excess tax benefits from stock-based compensation	—	—	190
Repayment of debt	—	(20)	(82)

Net cash used in financing activities	(16,803)	(28,753)	(36,050)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	12,802	16,929	(20,629)
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	27,638	10,709	31,338

CASH AND CASH EQUIVALENTS, END OF PERIOD	$40,440	$27,638	$10,709

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash payments for interest	$12,029	$15,672	$16,726

Cash receipts of interest income	$78	$354	$532

Cash payments for income taxes	$658	$1,145	$152

Borrowings under the revolving credit facility	$6,667	$55,000	$78,150

Repayments under the revolving credit facility	$(6,667)	$(55,000)	$(78,150)

Capitalized interest	$—	$—	$344

Increase (decrease) in fair value of interest rate derivative	$2,564	$(1,036)	$(4,147)

Additions to property and equipment included in accounts payable	$1,834	$1,076	$1,475

See accompanying notes to financial statements.

Reddy Ice Holdings, Inc. and subsidiary

Notes to consolidated financial statements

1. Organization

        Reddy Ice Holdings, Inc. ("Reddy Holdings"), and its wholly-owned subsidiary, Reddy Ice Corporation ("Reddy Corp."), referred to collectively as the "Company", manufactures and distributes packaged ice products. The Company consists of a single operating segment.

        This Annual Report on Form 10-K is a combined report of Reddy Holdings consolidated and Reddy Corp. The Notes to the consolidated financial statements apply to both Reddy Holdings and Reddy Corp. Reddy Corp comprises all or substantially all of the Company's consolidated balances or activities unless otherwise noted.

        On August 12, 2005, Reddy Holdings completed an initial public offering of its common stock. As a result of the offering, Reddy Holdings' common shares are publicly traded on the New York Stock Exchange under the ticker symbol "FRZ".

        On January 1, 2007, Reddy Ice Group Inc., a wholly-owned subsidiary of Reddy Holdings, merged with its wholly-owned subsidiary, Reddy Corp., with Reddy Corp. being the surviving entity.

        On July 2, 2007, Reddy Holdings announced that it had entered into an Agreement and Plan of Merger, dated as of July 2, 2007 (the "Merger Agreement"), by and among Reddy Ice Holdings, Inc. and certain affiliates of GSO Capital Partners LP ("GSO"). The Merger Agreement provided for the acquisition of the Company's outstanding common stock for a cash purchase price of $31.25 per share.

        On January 31, 2008, Reddy Holdings reached an agreement with affiliates of GSO to terminate the Merger Agreement. A settlement agreement (the "Settlement Agreement") was entered into which released all parties from any claims related to the contemplated acquisition and provided for a $21 million termination fee to be paid by GSO. Reddy Holdings agreed to pay up to $4 million of fees and expenses incurred by GSO and its third-party consultants in connection with the transaction. Reddy Holdings received a net payment of $17 million on February 5, 2008. During 2008 and 2007, Reddy Holdings incurred $0.8 million and $2.5 million, respectively, of legal and other professional service expenses in connection with the transaction and the related stockholder litigation (see Note 16). Such costs are included in the caption "Transaction costs related to the merger agreement" in the consolidated statements of operations.

2. Summary of significant accounting policies

        Principles of consolidation.    The consolidated financial statements include the accounts of Reddy Holdings and its wholly owned subsidiary. All significant intercompany accounts and transactions have been eliminated in consolidation.

        Cash and cash equivalents.    The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. Book overdrafts are reclassified to accounts payable. The amount reclassified to accounts payable as of December 31, 2009 and 2008 was $4.4 million and $8.6 million, respectively.

        Accounts receivable.    Accounts receivable are net of allowances for doubtful accounts of $0.2 million and $0.7 million at December 31, 2009 and 2008, respectively. The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make the required payments on their accounts. The estimated losses are based on past experience with similar accounts receivable. If the financial condition of the Company's customers were to deteriorate,

Reddy Ice Holdings, Inc. and subsidiary

Notes to consolidated financial statements (Continued)

2. Summary of significant accounting policies (Continued)

resulting in an impairment of their ability to make payments, additional allowances may be required. The following table represents the roll-forward of the allowance for doubtful accounts:

	Year ended December 31,
(in thousands)	2009	2008	2007
Beginning balance	$725	$569	$552
Charges to expense	(87)	257	218
Write-offs and other adjustments	(454)	(101)	(201)

Ending balance	$184	$725	$569

        As of December 31, 2009, consolidated Accounts Receivable, net includes $6.6 million of reimbursements that were received in January 2010 from one of Reddy Holdings' insurance carriers relating to the reimbursement of costs of the ongoing antitrust investigations and related civil litigation as detailed in the settlement agreement dated December 31, 2009.

        Inventories, parts and supplies.    Inventories consist of raw materials, parts and supplies and finished goods. Raw materials are composed of ice packaging material. Parts and supplies consist of spare parts for production equipment and ice merchandisers and miscellaneous supplies. Finished goods consists of packaged ice. Inventories are valued at the lower of cost or market and include overhead allocations. Cost is determined using the first-in, first-out method.

        Property and equipment.    Property and equipment is carried at cost and is being depreciated on a straight-line basis over estimated lives of 10 to 40 years for buildings and site improvements and 2 to 20 years for plant, equipment and machinery. Leasehold improvements are depreciated over the shorter of the remaining lease term or the asset's useful life. Maintenance and repairs are charged to expense as incurred, while capital improvements that extend the useful lives of the underlying assets are capitalized.

        Goodwill and other intangibles.    The Company does not amortize its goodwill and certain intangible assets with an indefinite life. Other intangible assets include the following that are amortized over their useful lives:

Intangible assets	Useful life
Goodwill	Indefinite life
Trade name	Indefinite life
Patent	Remaining legal life as of acquisition date
Customer relationships	Straight line method over economic lives of eight to 30 years
Debt issue costs	Effective interest method over the term of the debt

        Investments.    The Company evaluates all investments for consolidation, equity method or cost method accounting treatment based on the Company's ability to control or exert significant influence over the investee. The Company's investments in preferred stock are also evaluated to determine if such investments are in-substance common stock. Investments in preferred stock that are not in-substance common stock are accounted for using the cost method.

Reddy Ice Holdings, Inc. and subsidiary

Notes to consolidated financial statements (Continued)

2. Summary of significant accounting policies (Continued)

        Self-insurance reserve.    The Company is insured for general liability, workers' compensation and automobile liability, subject to deductibles or self-insured retentions per occurrence. Losses within these deductible amounts are accrued based upon the aggregate liability for reported claims incurred, as well as an estimated liability for claims incurred but not yet reported. The Company is also self-insured for group medical claims but maintains "stop loss" insurance.

        Loss on disposition of assets.    The Company periodically evaluates the commercial and strategic use of its fixed assets, including land, buildings and improvements and machinery and equipment. In connection with these evaluations, some facilities may be consolidated and others may be sold. Worn out or obsolete equipment is sold, scrapped or otherwise disposed of from time to time. Net gains or losses related to the sale or other disposition of property and equipment are recorded in the caption "Loss on Dispositions of Assets" in the consolidated statements of operations.

        Impairment of long-lived assets.    Long-lived assets and certain identifiable intangible assets to be held and used are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. The determination of recoverability of long-lived assets and certain other identifiable intangible assets is based on an estimate of undiscounted future cash flows resulting from the use of the asset or its disposition. Measurement of an impairment loss for long-lived assets and other intangible assets that management expects to hold and use are based on the fair value of the asset.

        In 2008 and 2007, the Company reviewed one piece of real estate each year as a result of a pending sale of the property. As a result of these reviews, the Company recorded impairment charges of $0.2 million and $1.4 million during the years ended December 2008 and 2007, respectively.

        Impairment of goodwill.    Goodwill is evaluated using a market valuation approach. The Company evaluates goodwill at each fiscal year end and whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

        As a result of the decline in Reddy Holdings' stock price during the three months ended September 30, 2008, Reddy Holdings' consolidated total stockholders' equity exceeded its equity market capitalization (including the application of a reasonable control premium) as of September 30, 2008 and, as a result, the Company performed a goodwill impairment assessment as of September 30, 2008. Because the Company is a single reporting unit, the Company's impairment assessment primarily considered Reddy Holdings' stock price and did not include management's long-range forecasts or any other valuation measures. Based on the evaluation of the Company's enterprise value and the estimated amount by which the current fair value of the Company's fixed assets and intangible assets exceeded their book value, the Company concluded that its goodwill was impaired. As a result, a non-cash charge of $149.7 million (pretax) was recorded during the three months ended September 30, 2008 to reduce goodwill to its estimated fair value as of September 30, 2008.

        Key assumptions for the impairment evaluation included the market price of Reddy Holdings' stock and the application of a reasonable control premium. Based on the evaluation of Reddy Holdings' stock price and trading activity in September and October 2008, a price of $2.00 per share was used for the analysis as that amount appeared to reflect all related pricing information related to the September 2008 reporting that the Company had suspended declaring dividends and that Ben D. Key, Executive Vice President—Sales & Marketing, was placed on a paid leave of absence and relieved of his duties.

Reddy Ice Holdings, Inc. and subsidiary

Notes to consolidated financial statements (Continued)

2. Summary of significant accounting policies (Continued)

        A goodwill rollforward for the years ended December 31, 2009 and 2008 follows:

(in thousands)	2009	2008
Goodwill—gross	$229,188	$226,591
Accumulated impairment losses	(149,695)	—

Balance as of January 1	79,493	226,591
Goodwill acquired	—	1,935
Purchase accounting adjustments	—	662
Impairment losses	—	(149,695)

Goodwill change during the year	—	(147,098)
Goodwill—gross	229,188	229,188
Accumulated impairment losses	(149,695)	(149,695)

Balance as of December 31	$79,493	$79,493

        Income taxes.    Reddy Holdings accounts for income taxes under the liability method, which requires, among other things, recognition of deferred income tax assets and liabilities for the expected future tax consequences of events that have been recognized in its financial statements or tax returns. Reddy Corp accounts for income taxes under the separate company method, which requires, among other things, recognition of deferred income tax assets and liabilities for the expected future tax consequences of events that have been recognized in its financial statements or tax returns. Under this method, deferred income tax assets and liabilities are determined based on the temporary differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities and the recognition of available tax carryforwards. Reddy Holdings and Reddy Corp project the utilization of deferred income tax assets and estimate appropriate valuation allowances, if necessary. Reddy Holdings and Reddy Corp account for the benefit from uncertain tax positions only if it is more likely than not that the tax positions will be sustained upon examination by taxing authorities having full knowledge of all relevant information. Interest and penalties related to uncertain tax liabilities are included in tax expense.

        Revenue recognition.    Revenues are recognized when persuasive evidence of an arrangement exists, delivery of packaged ice products has occurred or services have been rendered, the price is fixed or determinable, and collectability is reasonably assured. There is no right of return with respect to the delivered packaged ice products.

        Rebates.    Rebates paid to the Company's customers are accrued as a reduction of revenues as earned by the customer. Rebates to be received from the Company's vendors are accrued as a reduction of costs as earned.

        Shipping and handling costs.    Shipping and handling costs are included in the caption "Costs of sales (excluding depreciation)" in the consolidated statements of operations.

        Earnings per share.    The computation of consolidated net income (loss) per share is based on net income (loss) divided by the weighted average number of shares outstanding. For the year ended December 31, 2008, there were 0.3 million shares of dilutive securities which were not included in the computation of diluted net loss per share as their effect would be anti-dilutive. Restricted shares

Reddy Ice Holdings, Inc. and subsidiary

Notes to consolidated financial statements (Continued)

2. Summary of significant accounting policies (Continued)

include rights to receive dividends that are not subject to the risk of forfeiture even if the underlying restricted shares on which the dividends were paid do not vest. Unvested share-based payment awards that contain non-forfeitable rights to dividends are deemed participating securities and are included in the calculation of basic net income per share. Since restricted shares do not include an obligation to share in losses, they are excluded from the basic net loss per share calculation. Accordingly, 33,478 restricted shares were excluded from the computation of basic net loss per share for the year ended December 31, 2008. All shares outstanding at December 31, 2009 and 2007 were included in the computation of basic earnings per share.

	Year ended December 31,
(in thousands, except per share amounts)	2009	2008	2007
Net income (loss) for basic and diluted computation	$4,234	$(120,431)	$10,343

Basic net income (loss) per share:
Weighted average common shares outstanding	22,364	22,025	22,125

Income (loss) from continuing operations	$0.19	$(5.47)	$0.43
Income from discontinued operations	—	—	0.04

Net income (loss)	$0.19	$(5.47)	$0.47

Diluted net income (loss) per share:
Weighted average common shares outstanding	22,364	22,025	22,125
Shares issuable from assumed conversion of restricted share units and options	173	—	126

Weighted average common shares outstanding, as adjusted	22,537	22,025	22,251

Income (loss) from continuing operations	$0.19	$(5.47)	$0.42
Income from discontinued operations	—	—	0.04

Net income (loss)	$0.19	$(5.47)	$0.46

        Fair values of financial instruments.    The Company's financial instruments consist primarily of debt obligations and an interest rate hedge agreement. See Note 10 regarding the fair value of these instruments.

        Hedging agreements.    The Company recognizes all derivative instruments as assets or liabilities on the consolidated balance sheets. Such derivative instruments are measured at fair value.

        The Company's interest rate hedge was accounted for as a cash flow hedge. The differential to be paid or received on the interest rate hedge was accrued as interest rates change and was recognized over the life of the agreement as an increase or decrease in interest expense. The Company did not use this instrument for trading purposes. The Company entered into this hedging arrangement for the purpose of hedging the anticipated cash payments for interest associated with its variable rate debt. The effect of this instrument was to lock the interest rate on a portion of the Company's variable rate term debt.

        The Company's diesel fuel hedge was not for trading purposes and has been accounted for as an economic hedge and was not designated as a hedging instrument. Changes in the fair value of the

Reddy Ice Holdings, Inc. and subsidiary

Notes to consolidated financial statements (Continued)

2. Summary of significant accounting policies (Continued)

diesel fuel hedge are reflected in the consolidated statements of operations each period. The Company used the diesel fuel hedge to minimize the risk of rising fuel prices.

        Stock-based compensation.    During the years ended December 31, 2009, 2008 and 2007, the Company had a stock-based employee compensation plan, the Reddy Ice Holdings, Inc. Long Term Incentive and Share Award Plan, as amended (the "2005 Equity Incentive Plan") under which stock options and other forms of equity compensation may be granted from time to time. Additionally, prior to its termination by the Board of Directors on July 1, 2007, the Company was also able to grant stock options under the Reddy Ice Holdings, Inc. 2003 Stock Option Plan (the "2003 Stock Option Plan"). See Note 14 for further information regarding the plans. On May 20, 2009, the stockholders of Reddy Holdings approved an amendment to the 2005 Equity Incentive Plan, which increased the number of shares of common stock available to be issued to employees, directors and certain third parties in connection with various incentive awards, including stock options, restricted shares and restricted share units to 2,750,000 shares.

        The Company measures the cost of employee services received in exchange for an award of equity instruments based on the fair value of the award on the date of the grant. The grant date fair value is estimated using the Black-Scholes option-pricing model for options and a market observed price for restricted stock and restricted share units. Such cost is recognized over the period during which an employee is required to provide service in exchange for the award, which is usually the vesting period. The Company estimates the number of instruments that will ultimately be issued, rather than accounting for forfeitures as they occur.

        Comprehensive income (loss).    The Company reports comprehensive income (loss) in its consolidated statement of stockholders' equity. Comprehensive income (loss) consists of net earnings plus gains and losses affecting stockholders' equity that, under accounting principles generally accepted in the United States of America, are excluded from net earnings, including gains and losses related to certain derivative instruments net of tax.

        Use of estimates.    The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

        Concentration of credit.    From time to time, the Company maintains cash balances at financial institutions in excess of federally insured limits. Accounts receivable potentially expose the Company to concentrations of credit risk. The Company provides credit in the normal course of business to certain customers in a variety of industries. The Company performs ongoing credit evaluations of its customers and maintains allowances for potential credit losses. Because customers are dispersed among various geographic markets and industries, the Company's credit risk to any one customer or state economy is generally not significant. Revenues from one group of affiliated customers represented approximately 14%, 12%, and 12% of the Company's consolidated revenues in 2009, 2008 and 2007, respectively.

        New accounting pronouncements.    In February 2008, the FASB delayed the effective date of the authoritative guidance on nonfinancial assets and nonfinancial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis, to fiscal years

Reddy Ice Holdings, Inc. and subsidiary

Notes to consolidated financial statements (Continued)

2. Summary of significant accounting policies (Continued)

beginning after November 15, 2008. The Company elected to defer the adoption of the guidance for nonfinancial assets and nonfinancial liabilities until January 1, 2009. The adoption of this guidance on January 1, 2009 had no impact on the Company's results of operations and financial position. No assets and liabilities are measured at fair value on a recurring basis as of December 31, 2009.

        In December 2007, the FASB issued authoritative guidance on business combinations. This guidance establishes principles and requirements for how the acquirer in a business combination recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed and any noncontrolling interest in the acquiree. This guidance significantly changes the accounting for business combinations in a number of areas, including the treatment of contingent consideration, preacquisition contingencies, transaction costs and restructuring costs. In addition, changes in an acquired entity's deferred tax assets and uncertain tax positions after the measurement period will impact income tax expense. The guidance was effective for fiscal years beginning on or after December 15, 2008. The adoption of this standard on January 1, 2009 had no impact on the Company's results of operations and financial position; however, in accordance with the new standard, $0.1 million of acquisition related costs were expensed and a $0.6 million gain on bargain purchase was recognized related to an acquisition completed in 2009.

        In March 2008, the FASB issued authoritative guidance on disclosures about derivative instruments and hedging activities. The guidance requires enhanced disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for and its related interpretations and (c) how derivative instruments and related hedged items affect an entity's financial position, financial performance and cash flows. The guidance was effective for fiscal years and interim periods beginning after November 15, 2008. The Company included the required disclosures under this guidance upon adoption.

        In April 2008, the FASB issued authoritative guidance on determination of the useful life of intangible assets. This guidance amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible. This guidance is effective for fiscal years beginning on or after December 15, 2008 and applied only to intangible assets acquired after the effective date. The adoption of this standard on January 1, 2009 had no impact on the Company's results of operations and financial position.

        In June 2008, the FASB issued authoritative guidance on determining whether instruments granted in share-based payment transactions are participating securities. According to this guidance, unvested share-based payment awards that contain non-forfeitable rights to dividends or dividend equivalents are considered participating securities. As such, they should be included in the computation of basic earnings per share under the two-class method. This guidance was effective for fiscal years beginning on or after December 15, 2008. All prior period EPS data presented after adoption has been adjusted retrospectively to conform with this guidance. Adoption of this guidance on January 1, 2009 did not have material impact on the Company's results of operations and financial position.

        In January 2009, the FASB issued authoritative guidance on disclosure requirements for financial instruments. This guidance requires disclosures about the fair value of financial instruments in interim and annual financial statements. This guidance was effective for interim periods ending after June 15, 2009, but early adoption was permitted for interim periods ending after March 15, 2009. The Company adopted this guidance in the three months ended June 30, 2009 and has included the required disclosures (see Note 10).

Reddy Ice Holdings, Inc. and subsidiary

Notes to consolidated financial statements (Continued)

2. Summary of significant accounting policies (Continued)

        In May 2009, the FASB issued authoritative guidance on subsequent events. This guidance establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. This guidance is effective for interim or annual financial periods ending after June 15, 2009, and the Company adopted this guidance during the three months ended June 30, 2009. The adoption of the guidance did not have an impact on the Company's consolidated results of operations or financial position. The Company has performed an evaluation of subsequent events through February 19, 2010, which is the date these financial statements were issued.

        In June 2009, the FASB issued the FASB Accounting Standards Codification™ and the Hierarchy of Generally Accepted Accounting Principles (the "Codification"). The Codification became the single official source of authoritative, nongovernmental U.S. generally accepted accounting principles ("GAAP"). The Codification did not change GAAP but reorganizes the literature. The Codification was effective for interim and annual periods ending after September 15, 2009, and the Company adopted the Codification during the three months ended September 30, 2009.

        In December 2009, the FASB issued ASU 2009-17, "Consolidations (Topic 810)—Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities." ASU 2009-17 changes how a reporting entity determines when an entity that is insufficiently capitalized or is not controlled through voting (or similar rights) should be consolidated. ASU 2009-17 also requires a reporting entity to provide additional disclosures about its involvement with variable interest entities and any significant changes in risk exposure due to that involvement. ASU 2009-17 is effective for fiscal years beginning after November 15, 2009 and for interim periods within the first annual reporting period. The adoption of ASU 2009-17 on January 1, 2010 did not have a material effect on the Company's results of operations and financial position.

3. Discontinued operations

        The Company sold its bottled water business and substantially all of its cold storage business on August 31, 2007 and September 7, 2007, respectively, for total gross cash proceeds of $20.3 million. These businesses comprised substantially all of the Company's non-ice business. The results of these businesses are presented as "Discontinued Operations", in the consolidated statements of operations. Further information related to these discontinued operations is as follows:

December 31, 2007
Revenues of discontinued operations	$6,208

Income from operations of discontinued businesses	$115
Gain on sale of discontinued operations	1,407

Income from discontinued operations before tax	1,522
Income tax expense	(583)

Net income from discontinued operations	$939

        None of the Company's debt or interest expense was allocated to the discontinued operations.

        The Company's senior credit facilities required that the net proceeds from the sale of the discontinued operations be used either to repay the outstanding term loan or to make acquisitions

Reddy Ice Holdings, Inc. and subsidiary

Notes to consolidated financial statements (Continued)

3. Discontinued operations (Continued)

and/or capital expenditures within twelve months of the receipt of such proceeds (see Note 10). All proceeds were utilized to fund acquisitions or capital expenditures in 2007 and 2008.

4. Acquisitions

        During 2009, 2008 and 2007, the Company purchased one, seven and twenty ice companies, respectively, in connection with its program of acquiring ice businesses in existing or adjacent geographic markets. The total purchase price was allocated to the acquired assets and assumed liabilities based upon estimates of their respective fair values as of the closing dates using valuations and other studies. The following table summarizes the aggregate purchase prices, estimated aggregate fair values of the assets acquired and the liabilities assumed, direct acquisition costs expensed and gains recognized on bargain purchases:

	Year ended December 31,
(in millions)	2009	2008	2007
Purchase price	$1.0	$3.9	$26.2
Direct acquisition costs	0.1	0.1	0.6

Total acquisition costs	1.1	4.0	26.8
Assets acquired:
Cash, accounts receivable and inventory	$0.1	$0.1	$0.3
Property and equipment	1.2	1.1	8.8
Goodwill	—	1.9	10.2
Other intangible assets	0.4	1.4	8.2

Total assets acquired	1.7	4.5	27.5
Total liabilities assumed:
Accounts payable and other accrued liabilities	—	0.1	0.1
Deferred income taxes	—	0.4	0.6

Total liabilities assumed	—	0.5	0.7

Net assets acquired	$1.7	$4.0	$26.8

Direct acquisition costs expensed	0.1	—	—

Gain on bargain purchase	$(0.7)	$—	$—

        The gain on bargain purchase recognized in 2009 was largely driven by depressed market conditions, which allowed for an attractive acquisition price. The amount of tax deductible goodwill recognized in 2008 and 2007 was $1.3 million and $6.5 million, respectively. Other intangible assets were comprised of customer lists, which are being amortized over useful lives of eight to 30 years. The acquisitions were funded out of the Company's restricted cash, revolving credit facility and operating cash flows. During 2008, the purchase price allocations of certain acquisitions closed in 2007 were adjusted. These adjustments resulted in a reduction in the purchase price of $0.05 million, a reduction in property and equipment of $0.3 million, an increase in deferred tax liabilities of $0.5 million, an increase in goodwill of $0.7 million and an increase in customer lists of $0.1 million.

Reddy Ice Holdings, Inc. and subsidiary

Notes to consolidated financial statements (Continued)

4. Acquisitions (Continued)

        Unaudited pro forma information has not been presented as the pro forma information for the years ended December 31, 2009 and 2008 does not differ materially from the Company's actual financial information presented herein.

5. Inventories, parts and supplies

	December 31,
(in thousands)	2009	2008
Raw materials	$5,190	$6,510
Finished goods	2,494	2,694
Parts and supplies	3,373	3,119

Total	$11,057	$12,323

6. Property and equipment

	December 31,
(in thousands)	2009	2008
Land	$19,422	$18,962
Buildings and site improvements	72,024	69,724
Equipment and machinery	236,346	219,716
Construction in progress	3,190	1,243

Total	330,982	309,645
Less: accumulated depreciation	115,129	96,630

Total property and equipment, net	$215,853	$213,015

        Depreciation expense related to cost of sales for the years ended December 31, 2009, 2008 and 2007 was $21.4 million, $20.8 million and $19.8 million, respectively.

        Depreciation expense included in depreciation and amortization expense for the years ended December 31, 2009, 2008 and 2007 was $1.8 million, $1.6 million and $1.3 million, respectively.

7. Other intangible assets

        At December 31, 2009 and 2008, other intangible assets consisted of the following:

	December 31,
(in thousands)	2009	2008
Non-amortizable intangible assets—trade name	$5,600	$5,600
Amortizable intangible assets:
Customer lists	90,849	90,470
Debt issue costs	9,271	9,271
Patents	824	803

Total	100,944	100,544
Less: accumulated amortization	36,115	29,504

Total amortizable intangibles, net	64,829	71,040

Total other intangible assets, net	$70,429	$76,640

Reddy Ice Holdings, Inc. and subsidiary

Notes to consolidated financial statements (Continued)

7. Other intangible assets (Continued)

        Included in "debt issue costs" above are $3.7 million related to Reddy Holdings as of December 31, 2009 and 2008. Included in "accumulated amortization" above are $3.2 million and $2.5 million related to Reddy Holdings as of December 31, 2009 and 2008, respectively.

        Amortization expense associated with customer lists and patents for the years ended December 31, 2009, 2008 and 2007 was $5.2 million, $5.1 million and $4.9 million, respectively. Amortization expense for each of the years ending December 31, 2010, 2011, 2012, 2013, and 2014 is estimated to be $5.2 million. There is no amortization expense included in cost of sales. As of December 31, 2009, the weighted average amortization period for customer lists and patents was 18 years.

8. Investments

        On August 7, 2009, the Company began investing in the Series A Preferred Units of an ice machine leasing and service company. These Series A Preferred Units carry a liquidation preference and do not meet the definition of a marketable security. The Company has accounted for the investment based upon the cost method. As of December 31, 2009, the investment balance was $1.6 million. The fair value of this cost method investment is not estimated if there are no identified events or changes in circumstances that may have a significant adverse effect on the fair value of the investment. No such events or changes in circumstances were noted as of December 31, 2009. See Note 16 for further discussion of the purchase commitment related to this investment.

9. Accrued expenses

	December 31,
(in thousands)	2009	2008
Accrued compensation and employee benefits, including payroll taxes and workers compensation insurance	$4,171	$4,264
Accrued interest	2,839	6,087
Accrued utilities	1,924	1,433
Accrued property, sales and other taxes	1,488	1,091
Other accrued insurance	1,704	1,982
Other	1,494	1,629

Total	$13,620	$16,486

        Included in "accrued interest" above are $2.6 million related to Reddy Holdings as of December 31, 2009 and 2008.

10. Revolving credit facility and long-term obligations

        10 1/2% Senior discount notes.    On October 27, 2004, Reddy Holdings issued $151 million in aggregate principal amount at maturity of 10 1/2% Senior Discount Notes due 2012 (the "Discount Notes") in a private placement offering. The Discount Notes were subsequently registered with the SEC, effective August 26, 2005. Each Discount Note had an initial accreted value of $663.33 per $1,000 principal amount at maturity. The accreted value of each Discount Note increased from the date of issuance until November 1, 2008 at a rate of 10 1/2% per annum such that the accreted value equaled the stated principal amount at maturity on November 1, 2008. Thereafter, cash interest accrues

Reddy Ice Holdings, Inc. and subsidiary

Notes to consolidated financial statements (Continued)

10. Revolving credit facility and long-term obligations (Continued)

beginning November 1, 2008 and is payable semi-annually at a rate of 10 1/2% per annum. As of December 31, 2009, the fair value of the Discount Notes was $140 million, based on quoted market prices.

        The Discount Notes are unsecured obligations of Reddy Holdings and are:

  •
  not guaranteed by Reddy Holdings' subsidiary;

  •
  senior in right of payment to all of Reddy Holdings' future subordinated indebtedness;

  •
  equal in right of payment with any of Reddy Holdings' existing and future unsecured senior indebtedness;

  •
  effectively subordinated to Reddy Holdings' existing and future secured debt, including debt under the Company's credit facilities that is guaranteed by Reddy Holdings; and

  •
  structurally subordinated to all obligations and preferred equity of Reddy Holdings' subsidiary.

        The Discount Notes include customary covenants that restrict, among other things, Reddy Holdings' and its subsidiary's ability to incur additional debt or issue certain preferred stock, pay dividends or redeem, repurchase or retire its capital stock or subordinated indebtedness, make certain investments, create liens, enter into arrangements that restrict dividends from its subsidiary, merge or sell all or substantially all of its assets or enter into various transactions with affiliates. From and after November 1, 2008, Reddy Holdings may redeem any or all of the Discount Notes by paying a redemption premium, which is initially 5.25% of the principal amount at maturity of the Discount Notes and declines annually to 0% for the period commencing on November 1, 2010 and thereafter. If Reddy Holdings experiences a change of control, Reddy Holdings will be required to make an offer to repurchase the Discount Notes at a price equal to 101% of their accreted value, plus accrued and unpaid interest, if any, to the date of purchase. Reddy Holdings may also be required to make an offer to purchase the Discount Notes with proceeds of asset sales that are not reinvested in the Company's business or used to repay other indebtedness.

        The indenture governing the Discount Notes restricts the amount of dividends, distributions and other restricted payments. Under the indenture, Reddy Holdings is restricted from paying dividends on its common stock unless, at the time of such payment:

  •
  no default or event of default has occurred and is continuing or would occur as a consequence thereof;

  •
  the consolidated coverage ratio set forth in the indenture governing the Discount Notes exceeds 2.0 to 1.0; and

  •
  there is sufficient capacity under the buildup amount under the indenture governing the senior discount notes.

        The consolidated coverage ratio under the indenture governing the Discount Notes means the ratio of EBITDA (as defined in the indenture) for the most recent four fiscal quarters to consolidated interest expense (as defined in the indenture) for such four quarter period. Reddy Holdings is generally required to calculate its consolidated coverage ratio on a pro forma basis to give effect to incurrences and repayments of indebtedness as well as acquisitions and dispositions.

Reddy Ice Holdings, Inc. and subsidiary

Notes to consolidated financial statements (Continued)

10. Revolving credit facility and long-term obligations (Continued)

        The buildup amount equals 50% of consolidated net income accrued during the period (treated as one accounting period) from July 1, 2003 to the end of the most recent fiscal quarter for which internal financial statements are available (or, if such consolidated net income is a deficit, minus 100% of such deficit), plus, the net cash proceeds of the issuance of capital stock, subject to certain exceptions, and any cash capital contribution received by us from the Company's stockholders, in each case after August 15, 2003, plus the amount by which Reddy Holdings indebtedness is reduced on its balance sheet as a result of the conversion or exchange of such indebtedness for capital stock, plus the net reduction in certain restricted investments made by Reddy Holdings, less the amount of certain restricted payments made from time to time, including, among other things, the payment of cash dividends. Reddy Holdings is not currently permitted to pay dividends under this provision.

        In addition, regardless of whether Reddy Holdings could make any restricted payments under the buildup amount provision referred to above, Reddy Holdings may (1) make dividend payments at any time in an aggregate amount of up to $15.0 million if no default has occurred and is continuing under the indenture and (2) following the initial public offering on August 12, 2005, pay dividends on Reddy Holdings' capital stock of up to 6.0% per year of the cash proceeds (net of underwriters' fees, discounts, commissions or other expenses paid by us) received by the Company from all such public equity offerings subject to specified conditions. Accordingly, Reddy Holdings is able to pay approximately $7.0 million annually in dividends under this 6.0% provision. However, the amount of dividend payments permitted under this 6.0% provision will correspondingly reduce the amount otherwise available under the buildup amount for restricted payments, including dividends.

        Senior credit facilities.    On August 12, 2005, the Company amended and restated its credit facilities with a syndicate of banks, financial institutions and other entities as lenders, including Credit Suisse, Cayman Islands Branch, as Administrative Agent, Wachovia Bank, N.A., JP Morgan Chase, N.A., CIBC World Markets Corp., Bear Stearns Corporate Lending Inc. and Lehman Commercial Paper, Inc. (the "Credit Facilities"). The Credit Facilities provide for a $60 million revolving credit facility (the "Revolving Credit Facility") and a $240 million term loan (the "Term Loan"). The Credit Facilities are obligations of Reddy Corp. The Revolving Credit Facility and Term Loan mature on August 12, 2010 and August 12, 2012, respectively.

        At December 31, 2009, the Company had $49.2 million of availability under the Revolving Credit Facility, which was net of outstanding standby letters of credit of $10.8 million. The standby letters of credit are used primarily to secure certain insurance and operating lease obligations. Lehman Commercial Paper, Inc. ("LCP") has a $10 million commitment under the Revolving Credit Facility, all of which is unfunded. LCP filed for bankruptcy in October 2008. During the year ended December 31, 2009, the Company made borrowings under the Revolving Credit Facility. LCP failed to fund its commitments related to such borrowings and the Company does not believe LCP will fund borrowing requests made in the future. As a result, the amount available to the Company under the Revolving Credit Facility has been effectively reduced by $10 million.

        Principal balances outstanding under the Credit Facility bear interest per annum, at the Company's option, at the sum of the base rate plus 0.75% or LIBOR plus 1.75%. The base rate is defined as the greater of the prime rate (as announced from time to time by the Administrative Agent) or the federal funds rate plus 0.5%. At December 31, 2009, the weighted average interest rate of borrowings outstanding under the Credit Facility was 1.98%, excluding the effect of the interest rate hedge. Interest on base rate loans is payable on the last day of each quarter. Interest on LIBOR loans is

Reddy Ice Holdings, Inc. and subsidiary

Notes to consolidated financial statements (Continued)

10. Revolving credit facility and long-term obligations (Continued)

payable upon maturity of the LIBOR loan or on the last day of the quarter if the term of the LIBOR loan exceeds 90 days. The Company also pays a quarterly fee on the average availability under the revolving credit facility at an annual rate of 0.5%. Amounts may be drawn under the Revolving Credit Facility so long as no event of default exists. As of December 31, 2009, the fair value of the Term Loan was $212.9 million, based on quoted market prices.

        The Revolving Credit Facility and Term Loan do not require any scheduled principal payments prior to their stated maturity dates. Subject to certain conditions, mandatory repayments of the Revolving Credit Facility and Term Loan (and if the Term Loan is no longer outstanding, mandatory commitment reductions of the Revolving Credit Facility) are required to be made with portions of the proceeds from (1) asset sales (see Note 3), (2) the issuance of debt securities and (3) insurance and condemnation awards, subject to various exceptions. In the event of a change in control, as defined in the Credit Facilities, an event of default will occur under the Credit Facilities.

        The Credit Facilities contain financial covenants, which include the maintenance of certain financial ratios, as defined in the Credit Facilities, and are collateralized by substantially all of the Company's assets. At December 31, 2009, Reddy Corp. was in compliance with these covenants. Reddy Holdings guarantees the Credit Facilities and such guarantee is collateralized by a pledge of the capital stock of Reddy Corp.

        Under the restricted payments covenant in the Credit Facilities, Reddy Holdings is generally restricted from paying dividends to its stockholders from funds received from Reddy Corp., and Reddy Corp. is prohibited from paying dividends and otherwise transferring assets to Reddy Holdings. Reddy Corp. is permitted to pay certain limited dividends to Reddy Holdings, the proceeds of which must be used to maintain Reddy Holdings' corporate existence.

        Reddy Corp. may also pay dividends to Reddy Holdings for specified purposes, including the payment of dividends by Reddy Holdings and the payment of cash interest and principal on the Discount Notes, in an amount not greater than Reddy Corp.'s Cumulative Distributable Cash (as defined in the Credit Facilities) for the period (taken as one accounting period) from July 1, 2005 to the end of its most recently-ended fiscal quarter for which a covenant compliance certificate under the Credit Facilities has been delivered to the lenders. As of December 31, 2009, the amount of Cumulative Distributable Cash was $114 million. Such dividends may only be paid if Reddy Corp.'s leverage ratio for the most recently ended fiscal quarter is less than or equal to 3.75 to 1.0. In addition, the Credit Facilities preclude Reddy Corp. from declaring any dividends if an event of default under the credit facilities has occurred and is continuing. In particular, it will be an event of default if Reddy Corp.'s leverage ratio exceeds 4.0 to 1.0 or Reddy Corp.'s interest coverage ratio is less than 3.25 to 1.0. If at the end of any fiscal quarter, Reddy Corp.'s leverage ratio is greater than 3.75 to 1.0, and therefore Reddy Corp. is not permitted to pay dividends, Reddy Corp. will be required by the credit facilities to apply 50% of Reddy Corp.'s Available Cash generated during each such quarter to make a mandatory prepayment of the loans under the credit facilities. If Reddy Corp. is not able to pay dividends to Reddy Holdings, Reddy Holdings may not be able to pay the interest due under the Discount Notes, which would cause a default under the indenture governing the Discount Notes. A default under the Discount Notes would also result in a default under the Credit Facilities.

Reddy Ice Holdings, Inc. and subsidiary

Notes to consolidated financial statements (Continued)

10. Revolving credit facility and long-term obligations (Continued)

        At December 31, 2009 and 2008, consolidated long-term obligations of the Company consisted of the following:

	December 31,
(in thousands)	2009	2008
Credit Facility—Term Loans	$240,000	$240,000
10 1/2% Senior Discount Notes	150,500	150,500
Other	102	—

Total long-term obligations	390,602	390,500
Less: current maturities	1	—

Long-term obligations, net of current maturities	$390,601	$390,500

        As of December 31, 2009, principal maturities of the consolidated long-term obligations of the Company for the next five years are as follows (dollars in thousands):

2010	$1
2011	1
2012	390,501
2013	1
2014	1
2015 and thereafter	97

Total	$390,602

        At December 31, 2009 and 2008, the long-term obligations or Reddy Corp. consisted of the following:

	December 31,
(in thousands)	2009	2008
Credit Facility—Term Loans	$240,000	$240,000
Other	102	—

Total long-term obligations	240,102	240,000
Less: current maturities	1	—

Long-term obligation, net of current maturities	$240,101	$240,000

        As of December 31, 2009, principal maturities of long-term obligations of Reddy Corp. for the next five years are as follows (dollars in thousands):

2010	$1
2011	1
2012	240,001
2013	1
2014	1
2015 and thereafter	97

Total	$240,102

Reddy Ice Holdings, Inc. and subsidiary

Notes to consolidated financial statements (Continued)

11. Financial derivative instruments

        Interest rate hedging agreement.    Effective September 12, 2005, the Company entered into an interest rate hedging agreement (the "Hedge") to fix the interest rate on a portion of its Term Loan. The Hedge had a term of three years and ten months and expired on July 12, 2009. The Hedge had an initial notional balance of $220 million. The notional balance decreased by $20 million on October 12 of each of the next three years, beginning on October 12, 2006. The Company paid a fixed rate of 4.431% on the notional balance outstanding and received an amount equal to 1 or 3 month LIBOR. Any net payable or receivable amount was settled quarterly. The Hedge was accounted for as a cash flow hedge. The fair value of the Hedge was included in the caption "Derivative Liability" in the consolidated balance sheet as of December 31, 2008.

        Effective February 17, 2009, the Company entered into a second interest rate hedging agreement (the "2009 Hedge") to lock the interest rate on a portion of its Term Loan. The 2009 Hedge had a term of 10 months and expired on December 17, 2009. The 2009 Hedge had a notional balance of $50 million from the inception date to July 17, 2009, at which time the notional balance increased to $210 million for the remaining term. The Company paid a fixed rate of 1.165% on the notional balance outstanding and receives an amount equal to 1-month LIBOR. Any net payable or receivable amount was settled monthly. The Company used the interest rate hedges to minimize the risk of increases in floating interest rates. The interest rate hedges were not for trading purposes and were accounted for as cash flow hedges.

        The Company considered its own credit risk in the valuation of the Hedge. The amount of interest receivable as of December 31, 2008 and 2007 was included in the caption "Accounts Receivable, net" in the consolidated balance sheets. Changes in the fair value of the Hedge were recorded as "Other Comprehensive Loss" in the consolidated statement of stockholders' equity. Payments made or received under the Hedge were included in the caption "Interest Expense" in the consolidated statements of operations and in the operating activities section of the statements of cash flows.

        Diesel hedging agreement.    On February 2, 2009, the Company entered into a hedge to fix the price per gallon of a portion of the Company's diesel fuel requirements (the "Diesel Hedge"). The Diesel Hedge began February 2, 2009 and expired on December 28, 2009. The notional amount of gallons hedged changed on a monthly basis to match the Company's anticipated utilization. The Company paid a fixed rate of $1.55 per gallon (wholesale basis) and received an amount equal to a wholesale index rate. Any net payable or receivable amount was settled monthly. The Company used the Diesel Hedge to minimize the risk of rising fuel prices. The hedge is not for trading purposes and is accounted for as an economic hedge and is not designated as a hedging instrument.

Reddy Ice Holdings, Inc. and subsidiary

Notes to consolidated financial statements (Continued)

11. Financial derivative instruments (Continued)

        The following tables present the impact of derivative instruments and their location within the Financial Statements:

	Derivatives designated as cash flow hedges
(in thousands)	Twelve months ended December 31, 2009	Twelve months ended December 31, 2008	Twelve months ended December 31, 2007
Amount of Loss Recognized in Accumulated Other Comprehensive Income (Loss)(a)	$(953)	$(2,436)	$(2,350)
Amount of Loss Reclassified from Accumulated Other Comprehensive Income (Loss) into Interest Expense(a)	$(3,518)	$(1,401)	$1,796
Amount of Loss Recognized in Interest Expense (Ineffective Portion)(a)	$(628)	$—	$—

(a)
Amounts are pre-tax. Accumulated Other Comprehensive Loss in the Statement of Stockholders' Equity is presented net of tax.

        Derivatives not designated as Hedging Instruments:

	Amount of gain recognized in statement of operation for the year ended December 31, 2009	Location of gain recognized in statements of operations
Diesel hedge:
Non-cash change in fair value	$—
Cash settlements	581

Total recognized gain	$581	Gain on diesel hedge

        Collateral requirements and counterparty risk.    The Diesel Hedge and the 2009 Interest Rate Hedge required the Company to provide collateral in a minimum amount of $0.8 million to $1.2 million at various times. As of December 31, 2009 all hedges had expired and all collateral held by the counterparty had been returned to the Company. The terms of the Credit Facilities limited the amount of cash collateral that the Company can provide to a maximum of $5.0 million. In the event the cash collateral requirements exceed this amount, the Company would have been forced to unwind all or a portion of the hedges. As provided for in the Credit Facilities, the 2009 Interest Rate Hedge also shared in the collateral securing the Credit Facilities as the counterparty is also a lender under the Credit Facilities.

Reddy Ice Holdings, Inc. and subsidiary

Notes to consolidated financial statements (Continued)

12. Income taxes

        The Company reported a profit on a consolidated basis for tax return purposes during the years ended December 31, 2009, 2008 and 2007. The total consolidated provision for income taxes from continuing operations varied from the U.S. Federal statutory rate due to the following:

	Year ended December 31,
(in thousands)	2009	2008	2007
Federal income tax (expense) benefit at statutory rate of 35%	$(2,762)	$49,642	$(5,863)
State income tax (expense) benefit, net of federal income tax benefits	(559)	1,418	(673)
Current expiration of state net operating loss carryforwards	—	—	(19)
Internal merger and consolidation	—	—	(553)
Current year unrecognized tax benefit	308	(22)	110
Nondeductible goodwill impairment	—	(28,561)	—
Nondeductible expenses	(567)	(542)	(311)
Other	(78)	(533)	(38)

Total income tax (expense) benefit	$(3,658)	$21,402	$(7,347)

        The income tax (expense) benefit from continuing operations for the years ended December 31, 2009, 2008 and 2007 is composed of the following:

	Year ended December 31,
(in thousands)	2009	2008	2007
Current tax expense	$(775)	$(681)	$(631)
Deferred tax (expense) benefit	(2,883)	22,083	(6,716)

Total tax (expense) benefit	$(3,658)	$21,402	$(7,347)

        Deferred tax assets and liabilities computed at the statutory rate related to temporary differences were as follows:

	December 31,
(in thousands)	2009	2008
Total current deferred tax assets—other assets	$1,744	$1,945

Deferred non-current tax assets (liabilities):
Intangible assets, including goodwill, customer lists and trade names	$(24,632)	$(23,515)
Property & equipment	(43,583)	(42,964)
Net operating loss carryforwards	21,825	23,691
Other assets	21,020	21,350

Total non-current deferred tax liabilities, net	(25,370)	(21,438)

Total deferred tax liabilities, net	$(23,626)	$(19,493)

Reddy Ice Holdings, Inc. and subsidiary

Notes to consolidated financial statements (Continued)

12. Income taxes (Continued)

        Reddy Corp. reported a profit for tax return purposes during the years ended December 31, 2009, 2008 and 2007. The total provision for income taxes from continuing operations varied from the U.S. Federal statutory rate due to the following:

	Year ended December 31,
(in thousands)	2009	2008	2007
Federal income tax (expense) benefit at statutory rate of 35%	$(8,221)	$44,573	$(11,538)
State income tax (expense) benefit, net of federal income tax benefits	(980)	1,035	(1,048)
Internal merger and consolidation	—	—	(539)
Current year unrecognized tax benefit	308	(22)	110
Nondeductible goodwill impairment	—	(28,561)	—
Nondeductible expenses	(92)	(95)	85
Other	(199)	(439)	31

Total income tax (expense) benefit	$(9,184)	$16,491	$(12,899)

        The income tax (expense) benefit from continuing operations for the years ended December 31, 2009, 2008 and 2007 is composed of the following:

	Year ended December 31,
(in thousands)	2009	2008	2007
Current tax expense	$(1,334)	$(766)	$(712)
Deferred tax (expense) benefit	(7,850)	17,257	(12,187)

Total tax (expense) benefit	$(9,184)	$16,491	$(12,899)

        Deferred tax assets and liabilities computed at the statutory rate related to temporary differences were as follows:

	December 31,
(in thousands)	2009	2008
Total current deferred tax assets—other assets	$1,744	$1,945

Deferred non-current tax assets (liabilities):
Intangible assets, including goodwill, customer lists and trade names	$(24,632)	$(23,515)
Property & equipment	(43,583)	(42,964)
Net operating loss carryforwards	13,653	20,857
Other assets	3,707	3,667

Total non-current deferred tax liabilities, net	(50,855)	(41,955)

Total deferred tax liabilities, net	$(49,111)	$(40,010)

        At December 31, 2009, the Company had approximately $69 million of Federal net operating loss ("NOL") carryforwards on a consolidated basis, of which approximately $19 million was generated

Reddy Ice Holdings, Inc. and subsidiary

Notes to consolidated financial statements (Continued)

12. Income taxes (Continued)

prior to August 15, 2003. At December 31, 2009, Reddy Corp. had approximately $47 million of Federal NOL carryforwards, all of which were generated after August 15, 2003. Approximately $11.6 million of the NOL carryforward generated after August 15, 2003 relate to the vesting of restricted stock and restricted share units and has not been recognized in the Company's financial statements. This $11.6 million is being reported as a "suspended NOL carryforward" in the footnotes to the consolidated financial statements as the Company is not currently making cash payments for income taxes due to its other NOL carryforwards. In connection with its initial public offering on August 12, 2005, the Company experienced a change in ownership for tax purposes. As a result, the Company's ability to use any Federal NOL carryforwards generated on or prior to that date is subject to an additional limitation. Neither limitation will have a material impact on the Company's ability to utilize such NOL carryforwards. The NOL carryforwards expire between 2018 and 2025.

        On September 30, 2008, the Company recorded a goodwill impairment of approximately $149.7 million gross. Approximately $81.6 million of the gross impairment related to goodwill with no tax basis resulting in a nondeductible tax expense of $28.6 million. The remaining $68.1 million of the gross impairment reduced the Company's deferred tax liability for intangible assets.

        On January 1, 2007, the Company completed the internal merger and consolidation of certain wholly-owned subsidiaries. The effect of the internal merger resulted in the write-down of certain net state deferred tax assets of $0.6 million.

        In connection with the vesting of restricted stock units on August 12, 2009 and August 12, 2008, the Company recognized a shortfall of $1.1 million and $0.7 million respectively between the fair value of the vested shares and the book expense related to the vesting. For the tax years ended December 31, 2009 and 2008, the Company recognized a $0.4 million and a $0.3 million decrease to the paid-in-capital pool.

        On January 1, 2007, the Company adopted FASB guidance for accounting for uncertainty in income taxes, which addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. Under this guidance, the tax benefit from an uncertain tax position is recognized only if it is more likely than not that the tax position will be sustained upon examination by the taxing authorities. The determination is based on the technical merits of the position and presumes that each uncertain tax position will be examined by the relevant taxing authority that has full knowledge of all relevant information.

        Upon adoption on January 1, 2007, the Company recorded increases to other current liabilities, noncurrent liabilities, and its accumulated deficit balance at December 31, 2006 of $2.6 million, $1.1 million and $1.8 million, respectively, a $1.1 million increase in federal deferred tax benefits related to unrecognized tax positions, and a $0.8 million reclassification of amounts previously reserved at December 31, 2006. The amount of gross unrecognized tax benefits at January 1, 2007 was $3.7 million.

        Interest and penalties related to income tax liabilities are included in income tax expense. The balance of accrued interest and penalties recorded on the balance sheet as part of the Company's adoption of the FASB guidance on accounting for uncertainty in income taxes on January 1, 2007 was approximately $1.2 million. The total amount of interest and penalties recognized in the statement of operations was a $0.1 million benefit, $0.1 million expense and a $0.1 million expense for the years ended December 31, 2009, 2008, and 2007, respectively.

Reddy Ice Holdings, Inc. and subsidiary

Notes to consolidated financial statements (Continued)

12. Income taxes (Continued)

        A tabular reconciliation of the total gross amount of unrecognized tax benefits, excluding interest and penalties for the years ended December 31, 2009, 2008 and 2007 is as follows:

	Year ended December 31,
(in thousands)	2009	2008	2007
Balance, January 1	$2,172	$2,276	$2,495
Additions for tax positions of the current year	—	—	—
Additions for tax positions of the prior year	3	—	—
Reductions for tax positions of prior years for:
Changes in judgment	—	—	(174)
Settlements during the period	(223)	(104)	(31)
Lapses of applicable statutes of limitations	(90)	—	(14)

Balance, December 31	$1,862	$2,172	$2,276

        The amount of gross unrecognized tax benefits at December 31, 2009 was $3.1 million, which includes $1.2 million of accrued interest and penalties. If recognized, the entire $3.1 million would favorably impact the Company's effective tax rate.

        The Company has tax years from 1997 through 2009 that remain open and subject to examination by the Internal Revenue Service and/or certain state taxing authorities.

        It is reasonably possible that within the next 12 months the effective tax rate will be impacted by the resolution of some or all of the matters audited by various taxing authorities. It is also reasonably possible that the Company will have the statute of limitations close in various taxing jurisdictions within the next 12 months. As such, the Company estimates it could record a reduction in tax expense of approximately $1.3 million within the next 12 months.

13. Capital stock

        Common stock.    Reddy Holdings is authorized to issue up to 75,000,000 shares of common stock, par value $0.01 per share. There were 22,579,016 and 22,114,116 shares issued and outstanding at December 31, 2009 and 2008, respectively. Holders of Reddy Holdings' common stock are entitled to one vote per share on all matters to be voted on by stockholders and are entitled to receive dividends, if any, as may be declared from time to time by the Board of Directors of Reddy Holdings. Upon any liquidation or dissolution of Reddy Holdings, the holders of common stock are entitled, subject to any preferential rights of the holders of preferred stock, to receive a pro rata share of all of the assets remaining available for distribution to stockholders after payment of all liabilities.

        Reddy Corp is authorized to issue up to 1,000 shares of common stock, par value $0.01 per share. There were 100 shares issued and outstanding at December 31, 2009 and 2008, all of which were owned by Reddy Holdings.

        Preferred stock.    Reddy Holdings is authorized to issue up to 25,000,000 shares of $0.01 par value preferred stock, all of which is currently undesignated and unissued.

Reddy Ice Holdings, Inc. and subsidiary

Notes to consolidated financial statements (Continued)

14. Employee benefit plans

        401(k) plan.    The Company has a 401(k) defined contribution savings plan for the benefit of all employees who have met the eligibility or minimum service requirements to participate. Employees may contribute up to the maximum amount allowed by the Internal Revenue Service, while Company contributions are made at the discretion of the Board of Directors. The Company contributed $0.8 million, $0.9 million and $0.9 million during the years ended December 31, 2009, 2008 and 2007, respectively.

        Stock-based compensation.    Total stock-based compensation expense was $2.0 million, $1.6 million, and $3.9 million during the years ended December 31, 2009, 2008 and 2007, respectively. Such compensation expense was recorded in "Operating Expenses" in the statements of operations.

        2005 Equity incentive plan.    On August 8, 2005, the Board of Directors and stockholders of Reddy Holdings approved the 2005 Equity Incentive Plan. Under the 2005 Equity Incentive Plan, up to 750,000 shares of common stock may be issued to employees, directors and certain third parties in connection with various incentive awards, including stock options, restricted shares and restricted share units. On October 18, 2005, Reddy Holdings filed a Registration Statement on Form S-8 with the SEC to cover the reoffer and resale of up to 750,000 shares of Reddy Holdings' common stock that Reddy Holdings may issue in the future to participants in the 2005 Equity Incentive Plan. On May 17, 2007, the Company's stockholders approved amendments to the 2005 Equity Incentive Plan that, among other things, increased the maximum number of shares of common stock available for issuance to 1,250,000. On May 6, 2008, Reddy Holdings filed a Registration Statement on Form S-8 with the SEC to cover the reoffer and resale of the additional 500,000 shares of Reddy Holdings' common stock that Reddy Holdings may issue in the future to participants in the 2005 Equity Incentive Plan as a result of the amendments approved on May 17, 2007. On May 20, 2009, the stockholders of Reddy Holdings approved an amendment to the Plan, which increased the number of shares of common stock available to be issued to employees, directors and certain third parties in connection with various incentive awards, including stock options, restricted shares and restricted share units to 2,750,000 shares. On May 20, 2009, Reddy Holdings filed a Registration Statement on Form S-8 with the Securities and Exchange Commission to cover the reoffer and resale of the additional 1,500,000 shares of Reddy Holdings' common stock that Reddy Holdings may issue in the future to participants in the 2005 Equity Incentive Plan. As of December 31, 2009, 621,914 shares were available for grant under the Plan.

        During 2009, 2008 and 2007, the Company granted 45,000, 86,450 and 14,625 restricted share units ("RSUs"), respectively, to certain employees and independent directors under the 2005 Equity Incentive Plan. Restricted share units (RSUs) provided for the grant of one share of unrestricted common stock on the date that the vesting terms of each RSU are satisfied. Time-vested RSUs vest provided that the recipient remains employed with the Company through the vesting dates. Performance-vested RSUs vest provided that the recipient remains employed with the Company through the vesting dates and the applicable performance condition for the applicable vesting period is met. RSUs are entitled to receive dividend equivalent payments related to any and all dividends declared and paid while such RSUs remain unvested and certain conditions are met. The performance condition for each vesting period is generally based on the Company's earned distributable cash per share (as defined in the related restricted share unit agreement) for the related performance period.

        The weighted average grant-date fair value of the RSUs granted in 2008 and 2007 was $14.56 per share and $26.74 per share, respectively. The fair value of RSU grants in 2008 and 2007 was estimated as the closing market price on the date of grant less the present value of dividends expected to be paid

Reddy Ice Holdings, Inc. and subsidiary

Notes to consolidated financial statements (Continued)

14. Employee benefit plans (Continued)

during the vesting period. The following weighted average assumptions were used to value grants for the years ended 2008 and 2007:

	Year ended December 31,
	2008	2007
Market value per share at grant date	$17.43	$29.02
Expected quarterly cash dividend per share	$0.42	$0.40
Discount rate	2.56%	4.88%
Vesting period (in years)	1.3	2.4

        Based on the Company's financial results for the vesting period ended June 30, 2007, the performance condition for the Performance-vested RSUs eligible for vesting on August 12, 2007 was met. A total of 54,975 Time-vested RSUs and Performance-vested RSUs vested on August 12, 2007. The performance targets for the remaining two vesting periods were not met as of June 30, 2007. Therefore, the holders of unvested Performance-based RSUs were not entitled to any dividend equivalent payments related to dividends declared after June 30, 2007.

        On July 23, 2007, the Compensation Committee of the Company's Board of Directors approved an amendment to the vesting provisions of certain RSUs held by those employees and directors of the Company who were considered "Designated Insiders" for purposes of the Company's insider trading policy. The amendment provided that, subject to the consent of the applicable employee or director, such individual's RSUs which had been scheduled to vest on August 12, 2007 would not vest until the earliest of (i) the closing of the merger with GSO, (ii) the second business day following public announcement of the termination of the Merger Agreement and (iii) December 31, 2007. In addition, the Compensation Committee approved the grant of dividend equivalents with respect to any RSUs for which the applicable individual elected to defer vesting. All of the Designated Insiders, except for two independent directors, provided consents to the amendment. The vesting date was subsequently amended by the Compensation Committee to occur on December 17, 2007. On that date, a total of 104,625 Time-vested and Performance-vested RSUs were vested. Dividend equivalent right payments totaling $0.1 million were declared in 2007 related to these RSUs.

        Based on the Company's financial results for the vesting period ended June 30, 2008, the performance condition for the Performance-vested RSUs eligible for vesting on August 12, 2008 was not met. A total of 82,860 Time-vested RSUs vested on August 12, 2008.

        The associated income tax benefit from the vesting of RSUs and the grants of restricted stock in 2009, 2008 and 2007 was $0.7 million, $0.2 million and $2.1 million, respectively. As of December 31, 2009, there was $0.2 million of total unrecognized compensation costs related to unvested RSUs that is expected to be recognized over a weighted average period of 1.6 years. The total fair value of RSUs vested during the years ended December 31, 2009, 2008 and 2007 was $1.6 million, $0.9 million and $4.9 million, respectively.

        On April 14, 2009, certain employees voluntarily forfeited a total of 57,000 Performance-vested RSUs. On August 12, 2009, 89,963 time-vested RSUs vested as the recipients remained employed with the Company through the vesting date, 10,000 performance-vested RSUs vested as the performance measure for such performance-vested RSUs had been met, and 69,404 performance-vested RSUs expired unvested as the performance measure for such performance-vested RSUs had not been met. As

Reddy Ice Holdings, Inc. and subsidiary

Notes to consolidated financial statements (Continued)

14. Employee benefit plans (Continued)

of December 31, 2009, 70,000 RSUs awarded to an employee are outstanding. These RSUs consist of 35,000 time-vested RSUs and 35,000 performance-vested RSUs with 15,000 time-vested RSUs and 15,000 performance-vested RSUs that have an August 12, 2010 vesting date and 20,000 time-vested RSUs and 20,000 performance-vested RSUs that have an August 12, 2011 vesting date. The performance targets for the Performance- vested RSUs granted to this employee were set by the compensation committee of the Company's Board of Directors ("Compensation Committee") in April 2009. The following table indicates share, fair value and remaining life information with respect to RSUs outstanding under the 2005 Equity Incentive Plan for the years ended December 31, 2009, 2008 and 2007:

	Number of shares	Weighted- average grant date fair value	Weighted average remaining life (years)
Outstanding, December 31, 2006	537,450	$17.99	2.6
Granted	14,625	26.74	2.4
Vested	(190,600)	18.12	1.8
Forfeited	(9,875)	18.23	2.5

Outstanding, December 31, 2007	351,600	$18.28	1.6
Granted	86,450	14.56	2.3
Vested	(82,860)	18.57	1.0
Forfeited	(61,411)	18.22	1.3

Outstanding, December 31, 2008	293,779	$17.12	0.9

Granted	45,000	1.53	1.6
Vested	(103,713)	15.31	0.0
Forfeited	(165,066)	18.56	0.1

Outstanding, December 31, 2009	70,000	5.76	1.2

        The Plan provides for awards of restricted shares subject to restrictions on transferability and other restrictions, if any, imposed by the Compensation Committee. Such restrictions lapse under circumstances as determined by the Compensation Committee, including based upon a specified period of continued employment or upon the achievement of established performance criteria. Restricted shares have all of the rights of a stockholder, including the right to vote restricted shares and to receive dividends. Unvested restricted shares are generally forfeited upon termination of employment during the applicable restriction period as provided for in the related grant documents. During 2008, certain employees were granted 50,000 shares of restricted stock, which vested during 2009. The Company granted 258,225 restricted shares to employees with a weighted average grant date fair value of $1.89 during the year ended December 31, 2009. One-third of the restricted shares vest, contingent on the employee's continuous service to the Company, on each of the following dates: January 1, 2010, January 1, 2011, and January 1, 2012. The fair value of each restricted share is the closing price of the Company's common stock on the grant date. The aggregate grant date fair value is recognized as compensation expense using the straight-line method over the vesting period, adjusted for estimated forfeitures. During 2009, 114,738 vested shares were granted to non-employee members of the Board of Directors.

Reddy Ice Holdings, Inc. and subsidiary

Notes to consolidated financial statements (Continued)

14. Employee benefit plans (Continued)

        The following table indicates share and fair value information with respect to restricted stock outstanding under the 2005 Equity Incentive Plan for the year ended December 31, 2009 and 2008:

	Number of shares	Weighted- average grant date fair value
Outstanding, December 31, 2007	—	$—
Granted	50,000	11.08
Vested	—	—
Forfeited	—	—

Outstanding, December 31, 2008	50,000	$11.08
Granted	258,225	1.89
Vested	(50,000)	11.08
Forfeited	(875)	1.84

Outstanding, December 31, 2009	257,350	$1.89

        As of December 31, 2009, there was $0.3 million of total unrecognized compensation costs related to unvested restricted stock. That cost is expected to be recognized over a weighted average period of 2.0 years.

        The Plan provides for option grants with terms, including exercise price and the time and method of exercise, set by the Compensation Committee. However, the exercise price of options is not permitted to be less than the fair market value of the shares at the time of grant and the term is not permitted to be longer than ten years from the date of grant of the options. Stock options for 1,081,275 shares of common stock were granted during the year ended December 31, 2009. The options have seven-year terms and one-third of the options vest, contingent on the employee's continuous service to the Company, on each of the following dates: January 1, 2010, January 1, 2011, and January 1, 2012. The options have been granted with the following three exercise price tranches:

          (1)   One-third of the options have an exercise price equal to the greater of the fair market value per share of the common stock on the grant date or April 14, 2009;

          (2)   One-third of the options have an exercise price equal to the greater of the fair market value per share of the common stock on the grant date or 150% of the fair market value per share of the common stock on April 14, 2009; and

          (3)   One-third of the options have an exercise price equal to greater of the fair market value per share of the common stock on the grant date or 200% of the fair market value per share of the common stock on April 14, 2009.

        The fair value of each option grant was estimated on the date of grant using the Black-Scholes option pricing model. Compensation expense is recognized using a straight-line method over the shorter of the vesting period or required service period adjusted for estimated forfeitures. The following table sets forth the information about the weighted-average grant date fair value of options

Reddy Ice Holdings, Inc. and subsidiary

Notes to consolidated financial statements (Continued)

14. Employee benefit plans (Continued)

granted during the year ended December 31, 2009 and the weighted- average assumptions used for such grants.

Year ended December 31, 2009
Weighted average grant date fair value	$1.19
Weighted average assumptions used:
Expected volatility	113.0%
Expected term	3.0 years
Risk-free interest rates	1.31%
Expected dividend yield	0.00%

        Expected volatility is based on an analysis of historical volatility of the Company's common stock. Expected lives of options are determined based on projections of option exercise patterns. Risk-free interest rates are determined using the implied yield currently available for zero coupon U.S. treasury issues with a remaining term equal to the expected life of the options. The expected dividend yield is based on the September 15, 2008 announcement that the Company's quarterly cash dividends had been suspended indefinitely and the Company does not currently anticipate paying dividends in the future.

        The following table summarizes stock option activity:

	Number of shares (in thousands)	Weighted- average exercise price	Weighted- average remaining contractual term (in years)	Aggregate intrinsic value (in thousands)
Outstanding at December 31, 2008	—	—	—	—
Granted	1,081	$2.45
Exercised	—	—		—
Forfeited or expired	(4)	$2.40
Outstanding at December 31, 2009	1,077	$2.45	6.4	$1,995

Exercisable at December 31, 2009	—	—	—	—

Nonvested at December 31, 2009	1,077	$2.45	6.4	$1,995

Expected to vest	1,058	$2.45	6.4	$1,960

        The aggregate intrinsic value of the table above is before income taxes and is based on the exercise price for outstanding and exercisable options at December 31, 2009 and based on the fair market value of Reddy Holdings' common stock on the exercise date for options that have been exercised during the fiscal year.

Reddy Ice Holdings, Inc. and subsidiary

Notes to consolidated financial statements (Continued)

14. Employee benefit plans (Continued)

        The following table summarizes information with respect to options outstanding and exercisable at December 31, 2009:

			Stock options exercisable
	Stock options outstanding		Weighted average remaining contractual term (in years)
					Weighted average exercise price (in thousands)
Range of exercise price	Number of shares (in thousands)	Weighted average exercise price		Number of shares
$1.53 - $1.99	166	1.59	6.3	—	—
$2.00 - $2.46	537	2.21	6.4	—	—
$2.47 - $2.93	—	—	—	—	—
$2.94 - $3.40	351	3.06	6.4	—	—
$3.41 - $3.87	—	—	—	—	—
$3.88 - $4.34	11	4.24	6.6	—	—
$4.35 - $4.81	—	—	—	—	—
$4.82 - $5.28	12	5.28	6.7	—	—

	1,077	2.45	6.4	—	—

        As of December 31, 2009, there was $0.8 million of total unrecognized compensation costs related to unvested options. That cost is expected to be recognized over a weighted average period of 2.0 years.

        2003 Stock option plan.    During 2003, the Board of Directors approved the 2003 Stock Option Plan that reserved for issuance 1,555,150 shares of common stock, subject to adjustment under certain circumstances. This plan provided for the granting of incentive awards in the form of stock options to directors, officers and employees of the Company or any of its subsidiaries and affiliates at the discretion of the Compensation Committee of the Board of Directors. The options issued included both time-based and performance-based options. In general, the time-based options vested 20% per year, with the initial vesting of 20% occurring on the first day of the calendar year following the year of grant. The performance based options were to vest in three tranches based on achieving certain corporate performance targets. All options granted pursuant to the 2003 Stock Option Plan were to expire ten years after the date of grant.

        On August 12, 2005, all outstanding options under the 2003 Stock Option Plan were exercised in exchange for restricted shares. The final vesting of such restricted shares occurred on July 1, 2007. On July 23, 2007, the Board of Directors terminated the 2003 Stock Option Plan.

        Compensation expense associated with the 2003 Stock Option Plan was $0.5 million during the year ended December 31, 2007. Such compensation expense was recorded in "Operating Expenses" in the statements of operations. The associated income tax benefit from the vesting of restricted stock in 2007 was $3.2 million. The total fair value of restricted stock vested during the year ended December 31, 2007 was $7.3 million.

        In 2006, the Company elected to apply the short-cut method to determine the hypothetical additional paid-in capital ("APIC") pool. The Company determined that a hypothetical pool of excess tax benefits existed in APIC as of January 1, 2006, related to historical stock option exercises. As of

Reddy Ice Holdings, Inc. and subsidiary

Notes to consolidated financial statements (Continued)

14. Employee benefit plans (Continued)

December 31, 2009, the total excess tax benefits in the APIC pool were approximately $1.4 million. In future periods, excess tax benefits resulting from stock option exercises will be recognized as additions to APIC in the period the benefit is realized, provided that the Company's net operating loss carryforwards have been utilized. If the Company has net operating loss carryforwards remaining, excess tax benefits will be reported in the footnotes as a suspended net operating loss carryforward. In the event of a shortfall (i.e., the tax benefit realized is less than the amount previously recognized through periodic stock compensation expense recognition and related deferred tax accounting), the shortfall would be charged against APIC to the extent of previous excess benefits, if any, including the hypothetical APIC pool, and then to tax expense. During 2009 and 2008, a shortfall of $0.4 million and $0.3 million, respectively was charged to APIC.

15. Related parties

        The former chief executive officer, William P. Brick, retired as an employee effective May 20, 2009. On the effective date of the retirement, the Company entered into a consulting agreement with Mr. Brick that provided for the payment of $0.15 million in consulting fees during the term of the agreement, which ended on December 31, 2009. The Company also agreed to allow Mr. Brick's unvested Time-vested RSUs to vest on August 12, 2009, as originally scheduled. Finally, Mr. Brick's pre-existing employment agreement provided that the Company would provide health insurance under the Company's benefit plans until the age of 65. The Company recognized $0.2 million of expense in 2009 in connection with the above arrangements.

16. Commitments and contingencies

        The Company has leased certain facilities and equipment. Future minimum annual rentals under operating leases at December 31, 2009 are approximately $15.8 million in 2010, $14.1 million in 2011, $11.7 million in 2012, $6.7 million in 2013, $3.7 million in 2014 and $2.1 million thereafter. Rent expense was $14.8 million, $14.5 million and $14.2 million in the years ended December 31, 2009, 2008 and 2007, respectively.

        In addition, the Company has residual value guarantees on certain equipment leases. Under these leases the Company has the option of (a) purchasing the equipment at the end of the lease term, (b) arranging for the sale of the equipment to a third party, or (c) returning the equipment to the lessor to sell the equipment. If the sales proceeds in any case are less than the residual value, the Company is required to reimburse the lessor for the deficiency up to a specified level as stated in each lease agreement. If the sales proceeds exceed the residual value, the Company is entitled to all of such excess amounts. The guarantees under these leases for the residual values of equipment at the end of the respective operating lease periods approximated $3.7 million as of December 31, 2009. Based upon the expectation that none of these leased assets will have a residual value at the end of the lease term that is materially less than the value specified in the related operating lease agreement or that the Company will purchase the equipment at the end of the lease term, the Company does not believe it is probable that the Company will be required to fund any amounts under the terms of these guarantee arrangements. Accordingly, no accruals have been recognized for these guarantees.

Reddy Ice Holdings, Inc. and subsidiary

Notes to consolidated financial statements (Continued)

16. Commitments and contingencies (Continued)

        In June 1999, the Company entered into an exclusive supply agreement with a merchandiser manufacturer (the "Supply Agreement") in which it committed to purchase 4,000 merchandisers and/or Ice Factory merchandisers and a minimum of $1.5 million of replacement parts per twelve-month period commencing June 1, 1999. Effective June 1, 2002, the Supply Agreement was amended to modify certain terms, which included extending the term of the Supply Agreement to May 31, 2012 and reducing the annual merchandiser and replacement parts commitments to 2,000 units and $0.75 million, respectively. Effective September 8, 2009, the Supply Agreement was amended to modify certain terms, which included extending the term of the Supply Agreement to December 31, 2012, increasing the total merchandiser commitment to 9,500 units during the period from September 8, 2009 to December 31, 2012, eliminating the minimum commitment for replacement parts, and decreasing the cost per merchandiser. The Company was in compliance with the amended Supply Agreement at December 31, 2009.

        In order to secure a long-term supply of plastic bags at favorable prices, the Company entered into a supply agreement with a plastic bag manufacturer (the "Bag Supply Agreement") in which it committed to purchase 250 million bags per twelve-month period beginning March 1, 2008. The Bag Supply Agreement expires on March 1, 2013. On March 9, 2009, the Bag Supply Agreement was amended to start on January 1, 2008 and end on December 31, 2012 and modify certain other provisions. The Company did not meet the 250 million minimum bag purchase commitment during 2009; however, the supplier waived the 2009 minimum bag purchase commitment.

        On August 7, 2009, the Company entered into a Series A Preferred Unit purchase agreement that committed the Company to acquire $3.6 million of an ice machine leasing and service company's preferred units between August 7, 2009 and July 1, 2011. The preferred shares are permitted to be acquired through contributions of cash, assets, customers, or customer contacts. As of December 31, 2009, the Company's remaining preferred unit purchase commitment was $2.3 million. The Company is permitted to fully cancel this purchase agreement at any time.

        The following is a discussion of the Company's significant legal matters. The Company is involved in various claims, suits, investigations, and legal proceedings. As required by FASB authoritative guidance, the Company accrues a liability when it believes that it is both probable that a liability has been incurred and that it can reasonably estimate the amount of the loss. At December 31, 2009, no accruals had been made in connection with the matters discussed below.

Antitrust matters

        In March 2008, the Company and certain of its employees, including members of management, received subpoenas issued by a federal grand jury in the Eastern District of Michigan seeking documents and information in connection with an investigation by the Antitrust Division of the United States Department of Justice ("DOJ") into possible antitrust violations in the packaged ice industry. In addition, on March 5, 2008, federal officials executed a search warrant at the Company's corporate office in Dallas, Texas. On August 28, 2008, the Company received a second subpoena for documents from the federal grand jury sitting in the Eastern District of Michigan. The DOJ has also issued subpoenas to current and former employees to testify before a federal grand jury in the Eastern District of Michigan and, more recently, before a federal grand jury in the Southern District of Ohio. The search warrant and subpoenas that the Company and its employees received are connected with a broader industry inquiry by the Antitrust Division of the DOJ. The Home City Ice Company, Arctic

Reddy Ice Holdings, Inc. and subsidiary

Notes to consolidated financial statements (Continued)

16. Commitments and contingencies (Continued)

Glacier International, Inc., and three former employees of Arctic Glacier International, Inc. have entered guilty pleas regarding a conspiracy to allocate customers and territories in southeastern Michigan and the Detroit, Michigan, metropolitan area. Sentencing of the three former Arctic Glacier employees took place on February 2, 3 and 4, 2010; sentencing of Arctic Glacier occurred on February 11, 2010, and Home City is scheduled to be sentenced on March 2, 2010.

        On March 25, 2008, the Company was served by the Office of the Attorney General of the State of Florida with an antitrust civil investigative demand (the "Florida CID") requesting the production of documents and information relating to an investigation of agreements in restraint of trade and/or price-fixing with respect to the market for packaged ice. On June 11, 2008, the Company received a civil investigative demand from the Office of the Attorney General of the State of Arizona (the "Arizona CID"). All of the documents and information requested by the Arizona CID were included in the Florida CID and the Arizona CID stated that it would be satisfied by the production of information which had been and would be provided to Florida in response to the Florida CID. On or about June 16, 2009, the Company was served by the State of Michigan, Department of the Attorney General, with a civil investigative demand requesting information and documents relating to sales of ice to units of government in Michigan, sales of ice in Michigan for which the Company made or received payment, and contracts and agreements with Michigan entities (the "Michigan CID"). The Company has been advised that the Florida CID, the Arizona CID and the Michigan CID are related to a multi-state antitrust investigation of the packaged ice industry and that the Attorneys General of 19 states and the District of Columbia are participating in the multi-state investigation. The states' investigation is related to the ongoing investigation of the packaged ice industry by the Antitrust Division of the DOJ. The Company may in the future receive additional civil investigative demands or similar information requests from other states participating in the multi-state investigation or conducting their own investigations.

        On November 19, 2008, the Company was notified by the Civil Fraud Division of the DOJ (the "Civil Fraud Division") that the Civil Fraud Division had opened an investigation with respect to the Company. The Civil Fraud Division's investigation is expected to examine whether the Company may have violated the federal False Claims Act by submitting, or causing to be submitted, false claims to the federal government as a result of entering into allegedly anticompetitive agreements which may have affected the sale of packaged ice to the government. On or about January 6, 2009, the Company received a request for documents in connection with that investigation. The Civil Fraud Division's investigation is related to the investigation by the Antitrust Division of the DOJ.

        The Company is cooperating with the authorities in these investigations. The Company has substantially completed its production of documents to the Antitrust Division of the DOJ and to the states. The Company has substantially completed providing information and documents requested by the Civil Fraud Division of the DOJ. The Company has also made employees available for interviews by the Antitrust Division of the DOJ. Certain of the Company's current and former employees have testified before the grand jury. The Company expects to continue to make available documents and other information in response to the investigating agencies' subpoenas, requests and civil investigative demands. At this time, the Company is unable to predict the outcome of these investigations, the possible loss or possible range of loss, if any, associated with the resolution of these investigations or any potential effect they may have on the Company, its employees or operations.

Reddy Ice Holdings, Inc. and subsidiary

Notes to consolidated financial statements (Continued)

16. Commitments and contingencies (Continued)

        On March 6, 2008, the Company's Board of Directors formed a special committee of independent directors to conduct an internal investigation of these matters. The special committee retained counsel to assist in its investigation. In order to maintain the independence of the special committee's investigation, officers and employees who were employed by the Company at the time the investigation commenced have not had access to information obtained in the special committee's investigation or the results of the investigation to date. The investigation by the special committee and its counsel is substantially complete. The special committee's investigation will likely remain open until the conclusion of the investigation by the Antitrust Division of the DOJ because of the possibility that additional information relevant to the special committee's investigation may become available to the special committee. At this time, the special committee has not reached a determination whether any violations of the antitrust laws have occurred. The special committee does not believe any of the Company's active employees are a focus of the investigation by the Antitrust Division of the DOJ. The Company and its employees are cooperating in the special committee's investigation.

        Effective September 13, 2008, Ben D. Key, the Company's Executive Vice President—Sales & Marketing, was placed on a paid leave of absence and relieved of his duties at the direction of the special committee. The special committee has found that Mr. Key violated Company policies and is associated with matters that are under investigation.

        Following the announcement that the Antitrust Division of the DOJ had instituted an investigation of the packaged ice industry, a number of lawsuits, including putative class action lawsuits, were filed in various federal courts in multiple jurisdictions alleging violations of federal and state antitrust laws and related claims and seeking damages and injunctive relief. Pursuant to an Order from the Judicial Panel on Multidistrict Litigation, the civil actions pending in federal courts have been transferred and consolidated for pretrial proceedings in the United States District Court for the Eastern District of Michigan. On June 1, 2009, the Court appointed interim lead and liaison counsel for the putative direct and indirect purchaser classes. On September 15, 2009, the lead plaintiffs for each of the putative direct and indirect purchaser classes filed consolidated amended complaints. The Company has filed motions to dismiss both of those complaints. The motions to dismiss have been fully briefed and await determination by the judge.

        In addition to the putative class action lawsuits filed in federal court, a putative class action lawsuit was filed in Kansas state court alleging violations of state antitrust laws and related claims and seeking damages and injunctive relief. Defendants filed motions to dismiss and those motions to dismiss were granted on February 26, 2009.

        One direct action lawsuit has been filed against the Company in the United States District Court for the Eastern District of Michigan asserting claims based on alleged violations of federal and state antitrust laws, RICO and tortious interference and seeking damages, civil penalties and injunctive relief. The defendants filed motions to dismiss that case. On May 29, 2009 the Court dismissed all claims against the Company in that lawsuit. On June 29, 2009, the plaintiff filed a motion for reconsideration, and on July 17, 2009 the Court reversed, in part, its May 29, 2009 order, reinstating only the RICO claim against the Company. The dismissal of the remaining claims was not affected. On August 10, 2009, the Company filed an answer to the reinstated claim. Discovery is ongoing in that matter.

        The Company intends to vigorously defend the pending lawsuits. At this time, the Company is unable to predict the outcome of these lawsuits, the possible loss or possible range of loss, if any,

Reddy Ice Holdings, Inc. and subsidiary

Notes to consolidated financial statements (Continued)

16. Commitments and contingencies (Continued)

associated with the resolution of these lawsuits or any potential effect they may have on the Company and its operations.

SEC inquiry

        On or about October 21, 2008, the Company received notice that the Securities and Exchange Commission has initiated an informal inquiry into matters that are the subject of the investigation by the special committee of the Company's Board of Directors. The Company is cooperating with the informal inquiry.

Stockholder litigation

        Beginning on August 8, 2008, purported class action complaints were filed in the United States District Court for the Eastern District of Michigan asserting claims under the federal securities laws against the Company and certain of its current or former senior officers. The complaints, which are substantially similar, allege that the defendants misrepresented and failed to disclose the existence of, and the Company's alleged participation in, an alleged antitrust conspiracy in the packaged ice industry. The complaints purport to assert claims on behalf of various alleged classes of purchasers of the Company's common stock. On July 17, 2009, the Court consolidated the actions and appointed a lead plaintiff and interim lead plaintiff's counsel. The lead plaintiff filed a consolidated amended complaint on November 2, 2009. The Company filed a motion to dismiss the consolidated amended complaint on December 17, 2009. Plaintiffs filed a response to that motion to dismiss on January 18, 2010, and the Company filed a reply in support of the motion on February 17, 2010.

        Two stockholder derivative actions have been filed on the Company's behalf in state district court in Dallas County, Texas, naming as defendants, among others, the members of the Company's Board of Directors and certain current and former officers. Those cases have been consolidated in the 68th Judicial District Court of Dallas County, Texas. The petitions assert claims for breach of fiduciary duty, unjust enrichment, insider selling, abuse of control, and gross mismanagement and seek damages, equitable relief, attorney fees and costs. The consolidated case is currently stayed and administratively closed, with the parties required to submit monthly joint status letters regarding the stockholder actions pending in the Eastern District of Michigan. A status conference in this matter is scheduled for April 5, 2010.

        The Company and the other defendants intend to vigorously defend the pending lawsuits. At this time, the Company is unable to predict the outcome of these lawsuits, the possible loss or possible range of loss, if any, associated with the resolution of these lawsuits or any potential effect they may have on the Company or its operations.

Other matters

        During the years ended December 31, 2009 and 2008, Reddy Holdings incurred gross costs of $6.3 million and $15.5 million, respectively, in connection with legal fees and other expenses associated with the antitrust investigation being conducted by the Antitrust Division of the Department of Justice and the related litigation. During the year ended December 31, 2009, these costs were offset by $7.2 million of gains related to reimbursements from one of Reddy Holdings' insurance carriers.

Reddy Ice Holdings, Inc. and subsidiary

Notes to consolidated financial statements (Continued)

16. Commitments and contingencies (Continued)

        The Company is also involved in various other claims, lawsuits and proceedings arising in the ordinary course of business. There are uncertainties inherent in the ultimate outcome of such matters and it is difficult to determine the ultimate costs that the Company may incur. The Company believes the resolution of such other ordinary course uncertainties and the incurrence of such costs will not have a material adverse effect on the consolidated financial position, results of operations or cash flows.

17. Quarterly information (unaudited)

        The following tables summarize the unaudited quarterly information of consolidated Reddy Holdings and Reddy Corp for the years ended December 31, 2009 and 2008. In the opinion of management, all adjustments necessary for a fair presentation of the unaudited results for the periods are included.

        Reddy Holdings and subsidiary for the year ended December 31, 2009:

(in thousands)	1st	2nd	3rd	4th
Revenues	$42,246	$99,899	$115,446	$54,740
Gross profit	1,638	37,510	45,101	8,435
Net (loss) income	(11,967)	8,238	9,988	(2,025)
Basic net (loss) income per share	(0.54)	0.37	0.44	(0.09)
Diluted net (loss) income per share	(0.54)	0.37	0.44	(0.09)

        Reddy Holdings and subsidiary for the year ended December 31, 2008:

(in thousands)	1st	2nd	3rd	4th
Revenues	$43,035	$102,687	$125,646	$57,930
Gross profit	597	34,893	47,764	10,343
Net (loss) income	(3,311)	5,658	(112,990)	(9,788)
Basic net (loss) income per share	(0.15)	0.26	(5.13)	(0.44)
Diluted net (loss) income per share	(0.15)	0.26	(5.13)	(0.44)

        Reddy Corp for the year ended December 31, 2009:

(in thousands)	1st	2nd	3rd	4th
Revenues	$42,246	$99,899	$115,446	$54,740
Gross profit	1,638	37,510	45,101	8,435
Net (loss) income	(9,607)	12,213	16,878	(5,179)

        Reddy Corp for the year ended December 31, 2008:

(in thousands)	1st	2nd	3rd	4th
Revenues	$43,035	$102,687	$125,646	$57,930
Gross profit	597	34,893	47,764	10,343
Net (loss) income	(9,708)	13,158	(110,879)	(3,432)

        In the three months ended September 30, 2008, the Company recognized a non-cash goodwill impairment charge of $149.7 million (pre-tax).

Reddy Ice Holdings, Inc. and subsidiary

Notes to consolidated financial statements (Continued)

18. Subsequent events

        2010 Equity incentive grants.    Effective January 1, 2010, the compensation committee (the "Committee") of the Board of Directors of the Company granted 174,034 shares of restricted stock and 355,446 stock options to 43 of the Company's executives and consultants pursuant to the Company's 2005 Equity Incentive Plan. In addition, these same executives and consultants were conditionally approved for grants of 106,666 shares of restricted stock and 217,854 stock options, subject to the approval by the Company's stockholders of an amendment to the 2005 Equity Incentive Plan to increase the maximum number of shares authorized for issuance under the 2005 Equity Incentive Plan. The Company anticipates seeking the approval of its stockholders for such an amendment to the 2005 Equity Incentive Plan at the next annual meeting of the Company's stockholders.

        The restricted stock grants, conditional restricted stock grants, stock option grants and conditional stock option grants will all vest in three equal amounts with the first vesting on January 1, 2011, the second vesting on January 1, 2012 and the third vesting on January 1, 2013. The stock option grants and conditional stock option grants have been made in the form of 7-year stock options with the options vesting in three tranches, similar to the 2009 grants described in note 14. The stock option grants have been granted at an exercise price equal to the fair market value on December 31, 2009, or $4.29 per share; the conditional stock option grants have been granted at an exercise price equal to the fair market value on the date of stockholder approval of the amendment to the Plan.

        Intention to launch exchange offer.    On February 19, 2010, the Company announced that Reddy Corp. intends to offer to exchange in a private placement new senior secured notes of Reddy Corp. (the "New Second Lien Notes") for Reddy Holdings' outstanding Discount Notes due in 2012. In conjunction with the exchange offer, Reddy Corp. will solicit consents to approve certain amendments to the indenture governing the Discount Notes to eliminate certain provisions, including substantially all of the restrictive covenants, eliminate certain events of default and eliminate or modify related provisions contained in such indenture. The New Second Lien Notes will be senior obligations of Reddy Corp., secured by a second-priority security interest in the assets that will secure Reddy Corp.'s new credit facility and new first lien notes, and will be guaranteed by Reddy Holdings and each of Reddy Corp.'s future domestic restricted subsidiaries that guarantee Reddy Corp.'s obligations under its new credit facility and new first lien notes. The exchange offer and consent solicitation will be subject to certain conditions and Reddy Corp. has the right to waive these conditions or to terminate or withdraw the exchange offer and consent solicitation at any time and for any reason prior to the fulfillment or waiver of the conditions to the offer.

        Private offering of $300 million of senior secured notes.    On February 19, 2010, the Company announced that Reddy Corp. intends to commence an offering, subject to market and other conditions, of $300 million aggregate principal amount of senior secured notes (the "New $300 Million Senior Secured Notes") in a private offering. Reddy Corp. intends to use the proceeds of the offering to refinance the Company's existing Term Loan and to pay estimated transaction fees and expenses, with the balance retained for general corporate purposes, including funding future growth initiatives identified in the Company's strategic planning process and acquisitions. The New $300 Million Senior Secured Notes will be guaranteed by the Company and by Reddy Corp.'s future domestic restricted subsidiaries, and the notes and the guarantees will be secured by a first-priority lien on substantially all the tangible and intangible assets of Reddy Corp., Reddy Holdings and any such restricted subsidiaries.

Schedule I—Condensed financial information of registrant

Reddy Ice Holdings, Inc.—Parent company only

Condensed balance sheets

	December 31,
(in thousands, except share data)	2009	2008
Assets
CURRENT ASSETS:
Cash and cash equivalents	$4,209	$12,045
Accounts receivable	6,600	178

Total current assets	$10,809	12,223
INVESTMENT IN SUBSIDIARY	124,451	122,712
DEFERRED TAXES	25,463	20,479
INTANGIBLES ASSETS, net	2,051	2,776

TOTAL	$162,774	$158,190

Liabilities and stockholders' equity
CURRENT LIABILITIES:
Accounts payable	844	4,184
Accrued interest	2,634	2,634
Total current liabilities	3,478	6,818
LONG-TERM OBLIGATIONS	150,500	150,500
COMMITMENTS AND CONTINGENCIES (Note 3)	—	—
STOCKHOLDERS' EQUITY:
Preferred stock: 25,000,000 share authorized; no shares issued or outstanding	—	—
Common stock, $0.01 par value; 75,000,000 shares authorized; 22,579,016 and 22,114,116 and shares issued and outstanding at December 31, 2009 and 2008, respectively	226	221
Additional paid-in capital	223,312	221,824
Accumulated deficit	(214,742)	(218,976)
Accumulated other comprehensive loss of subsidiary	—	(2,197)

Total stockholders' equity	8,796	872

TOTAL	$162,774	$158,190

See accompanying notes to condensed financial statements.

Reddy Ice Holdings, Inc.—Parent company only

Condensed statements of operations

	Year Ended December 31,
(in thousands)	2009	2008	2007
Operating expenses	$—	$—	$—
Cost of antitrust investigations and related litigation, net of insurance proceeds	(891)	15,524	—
Transaction costs related to merger agreement	—	835	2,456

Income (loss) from operations	891	(16,359)	(2,456)
Interest expense	(16,527)	(15,620)	(14,169)
Interest income	40	498	411
Gain on termination of merger agreement	—	17,000	—

Loss before equity in earnings (loss) of subsidiary and income taxes	(15,596)	(14,481)	(16,214)
Income tax benefit	4,984	4,620	5,271
Equity in earnings (loss) of subsidiary	14,846	(110,570)	21,286

Net income (loss)	$4,234	$(120,431)	$10,343

See accompanying notes to condensed financial statements.

Reddy Ice Holdings, Inc.—Parent company only

Condensed statements of cash flows

	Year Ended December 31,
(in thousands)	2009	2008	2007
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	4,234	$(120,431)	$10,343
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Equity in (earnings) loss of subsidiary	(14,846)	110,570	(21,286)
Deferred taxes	(4,984)	(4,620)	(5,271)
Dividends from subsidiary	16,803	28,733	36,158
Amortization of debt issue costs and debt discounts	744	12,983	14,186
Changes in assets and liabilities:
Accounts receivables	(6,422)	(153)	10
Accounts payable, accrued expenses and other	(3,339)	6,420	398

Net cash provided by operating activities	(7,810)	33,502	34,538

CASH FLOWS FROM FINANCING ACTIVITIES:
Dividends and other distributions to stockholders	—	(27,733)	(36,158)
Repurchase and retirement of common stock	(26)	(199)	—

Net cash used in financing activities	(26)	(27,932)	(36,158)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(7,836)	5,570	(1,620)
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	12,045	6,475	8,095

CASH AND CASH EQUIVALENTS, END OF PERIOD	4,209	$12,045	$6,475

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash receipts of interest income	$38	$523	$422

See accompanying notes to condensed financial statements.

Reddy Ice Holdings, Inc.—Parent company only

Notes to condensed financial statements

1. Summary of significant accounting policies

        The condensed financial statements represent the financial information required by Rule 5-04 of Regulation S-X for Reddy Ice Holdings, Inc. ("Reddy Holdings"), which requires the inclusion of parent company only financial statements if the restricted net assets of consolidated subsidiaries exceed 25% of total consolidated net assets as of the last day of its most recent fiscal year. As of December 31, 2009, the restricted net assets of Reddy Holdings' consolidated subsidiary exceeded 25% of Reddy Holdings' total net assets.

        Reddy Holdings is a holding company which owns all the outstanding stock of its one subsidiary, Reddy Ice Corporation as of December 31, 2009 and 2008.

        The accompanying condensed financial statements have been prepared to present the financial position, results of operations, and cash flows of Reddy Holdings on a stand-alone basis as a holding company. The investment in subsidiary is accounted for under the equity method.

        The condensed financial statements for all years presented have been revised to correct the presentation of the income tax effects of the loss before equity in earnings (loss) of subsidiary. The provision for income taxes and the related deferred tax asset have been reclassified from the Equity in Earnings (Loss) of Subsidiary and Investment in Subsidiary amounts, respectively. Net income did not change as a result of the revisions.

        A summary of the revisions is as follows:

	Previously reported balance	Adjustment	Reported balance
		(in '000's)
Year ended December 31, 2009:
Investment in subsidiary	149,914	(25,463)	124,451
Deferred taxes	—	25,463	25,463
Income tax benefit	—	4,984	4,984
Equity in earnings (loss) of subsidiary	19,830	(4,984)	14,846
Year ended December 31, 2008:
Investment in subsidiary	143,191	(20,479)	122,712
Deferred taxes	—	20,479	20,479
Income tax benefit	—	4,620	4,620
Equity in earnings (loss) of subsidiary	(105,950)	(4,620)	(110,570)
Year ended December 31, 2007:
Income tax benefit	—	5,271	5,271
Equity in earnings (loss) of subsidiary	26,557	(5,271)	21,286

        These financial statements should be read in conjunction with Reddy Holdings' consolidated financial statements.

Reddy Ice Holdings, Inc.—Parent company only

Notes to condensed financial statements (Continued)

2. Long-term obligations

        On October 27, 2004, Reddy Holdings issued $151 million in aggregate principal amount at maturity of 10 1/2% Senior Discount Notes due 2012. See Note 10 to Reddy Holdings' consolidated financial statements for further information.

        As of December 31, 2009, principal maturities of long-term obligations for the next five years are as follows (dollars in thousands):

2010	$—
2011	—
2012	150,500
2013	—
2014	—
2015 and thereafter	—

Total	$150,500

3. Commitments and contingencies

        For information regarding commitments and contingencies related to Reddy Holdings, see Note 16 to Reddy Holdings' consolidated financial statements.

Reddy Ice Holdings, Inc. and subsidiary

Condensed consolidated balance sheets

(Unaudited)

	March 31, 2010	December 31, 2009
	(in thousands, except share data)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$54,387	$44,649
Accounts receivable, net	17,121	26,289
Inventories, parts and supplies	12,404	11,057
Prepaid expenses and other current assets	3,922	3,840
Deferred tax assets	1,744	1,744

Total current assets	89,578	87,579
RESTRICTED CASH	12,292	—
PROPERTY AND EQUIPMENT, net	217,417	215,853
GOODWILL	79,590	79,493
OTHER INTANGIBLES, net	69,071	70,429
INVESTMENTS	2,148	1,648
OTHER ASSETS, net	11,515	663

TOTAL	$481,611	$455,665

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
CURRENT LIABILITIES:
Current portion of long-term obligations	$1	$1
Revolving credit facility	—	—
Accounts payable	12,463	13,536
Accrued expenses	14,042	13,620

Total current liabilities	26,506	27,157
LONG-TERM OBLIGATIONS	450,605	390,601
DEFERRED TAXES AND OTHER LIABILITIES, net	17,957	29,111
STOCKHOLDERS' EQUITY (DEFICIT):
Preferred stock: 25,000,000 share authorized; no shares issued or outstanding	—	—
Common stock, $0.01 par value; 75,000,000 shares authorized; 22,754,214 and 22,579,016 shares issued and outstanding at March 31, 2010 and December 31, 2009, respectively	228	226
Additional paid-in capital	223,654	223,312
Accumulated deficit	(237,339)	(214,742)

Total stockholders' equity (deficit)	(13,457)	8,796

TOTAL	$481,611	$455,665

See notes to condensed consolidated financial statements.

Reddy Ice Holdings, Inc. and subsidiary

Condensed consolidated statements of operations

(Unaudited)

	Three Months Ended March 31,
	2010	2009
	(in thousands, except per share amounts)
Revenues	$35,894	$42,246
Cost of sales (excluding depreciation)	34,908	35,480
Depreciation expense related to cost of sales	5,314	5,128

Gross (loss) profit	(4,328)	1,638
Operating expenses	13,119	12,177
Depreciation and amortization expense	1,876	1,709
Loss (gain) on dispositions of assets	227	(4)
Acquisition expenses	2	—
Loss on diesel hedge	—	356
Cost of antitrust investigations and related litigation (Note 11)	913	2,882

Loss from operations	(20,465)	(15,482)
Interest expense	(7,259)	(7,221)
Interest income	4	70
Debt refinance costs	(6,108)	—

Loss before income taxes	(33,828)	(22,633)
Income tax benefit	11,231	10,666

Net loss	$(22,597)	$(11,967)

Basic and diluted net loss per share:
Net loss	$(1.01)	$(0.54)

Weighted average common shares outstanding	22,406	22,064

See notes to condensed consolidated financial statements.

Reddy Ice Holdings, Inc. and subsidiary

Condensed consolidated statement of stockholders' equity (deficit)

(Unaudited)

	Common Stock
	Number of Shares	Par Value	Additional Paid-In Capital	Accumulated Deficit	Total
Balance at January 1, 2010	22,579	$226	$223,312	$(214,742)	$8,796
Compensation expense related to stock-based awards	—	—	$327	—	$327
Issuance of restricted stock	174	2	(2)	—	—
Forfeiture of restricted stock	(6)	—	—	—	—
Common stock issued upon exercise of stock options	7	—	17	—	17
Comprehensive loss:
Net loss	—	—	—	(22,597)	(22,597)

Total comprehensive loss					(22,597)

Balance at March 31, 2010	22,754	$228	$223,654	$(237,339)	$(13,457)

See notes to condensed consolidated financial statements.

Reddy Ice Holdings, Inc. and subsidiary

Condensed consolidated statements of cash flows

(Unaudited)

	Three Months Ended March 31,
	2010	2009
	(in thousands)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(22,597)	$(11,967)
Adjustments to reconcile net loss to net cash provided by operating activities (excluding working capital from acquisitions):
Depreciation and amortization expense	7,190	6,837
Amortization of debt issue costs and accretion of tender premium	425	364
Debt refinance cost	6,108	—
Deferred tax benefit	(11,231)	(10,666)
Loss (gain) on dispositions of assets	227	(4)
Decrease in fair value of diesel hedge	—	254
Stock-based compensation expense	327	397
Change in assets and liabilities:
Accounts receivable	9,167	3,369
Inventory, parts and supplies	(1,347)	(1,453)
Prepaid expenses and other current assets	(224)	(3,080)
Accounts payable, accrued expenses and other	(264)	(2,697)

Net cash used in operating activities	(12,219)	(18,646)

CASH FLOWS FROM INVESTING ACTIVITIES:
Property and equipment additions	(10,020)	(4,586)
Proceeds from dispositions of property and equipment	261	48
Reimbursement of the cost of equipment placed under operating leases	2,000	—
Cost of acquisitions, net of cash acquired	(763)	—
Restricted cash	(12,292)	—
Issuance of note receivable	—	(150)
Collection of note receivable	—	23
Purchase of investments	(500)	—

Net cash used in investing activities	(21,314)	(4,665)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from the exercise of employee stock options	17	—
Issuance of debt	300,000	—
Debt issuance costs	(16,745)	—
Repayment of long-term obligations	(240,001)	—

Net cash provided by financing activities	43,271	—

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	9,738	(23,311)
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	44,649	39,684

CASH AND CASH EQUIVALENTS, END OF PERIOD	$54,387	$16,373

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash payments for interest	$6,708	$4,878

Cash receipts of interest income	$4	$70

Cash payments for income taxes	$93	—

Increase in fair value of interest rate hedges	—	$602

Additions to property and equipment included in accounts payable	$1,549	$878

See notes to condensed consolidated financial statements.

Reddy Ice Corporation

Condensed balance sheets

(Unaudited)

	March 31, 2010	December 31, 2009
	(in thousands, except share data)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$44,666	$40,440
Accounts receivable, net	17,121	19,689
Accounts receivable from Parent	20	20
Inventories, parts and supplies	12,404	11,057
Prepaid expenses and other current assets	3,922	3,839
Deferred tax assets	1,744	1,744

Total current assets	79,877	76,789
RESTRICTED CASH	12,292	—
PROPERTY AND EQUIPMENT, net	217,417	215,854
GOODWILL	79,590	79,493
OTHER INTANGIBLES, net	68,925	68,377
INVESTMENTS	2,148	1,648
OTHER ASSETS, net	11,426	663

TOTAL	$471,675	$442,824

LIABILITIES AND STOCKHOLDER'S EQUITY (DEFICIT)
CURRENT LIABILITIES:
Current portion of long-term obligations	$1	$1
Revolving credit facility	—	—
Accounts payable	11,812	12,691
Accrued expenses	14,219	11,679

Total current liabilities	26,032	24,371
LONG-TERM OBLIGATIONS	438,869	240,101
DEFERRED TAXES AND OTHER LIABILITIES, net	45,239	54,589
STOCKHOLDER'S EQUITY (DEFICIT):
Common stock, $0.01 par value; 1,000 shares authorized; 100 shares issued and outstanding at March 31, 2010 and December 31, 2009, respectively	—	—
Additional paid-in capital	304,864	302,782
Accumulated deficit	(343,329)	(179,019)

Total stockholder's equity (deficit)	(38,465)	123,763

TOTAL	$471,675	$442,824

See notes to condensed financial statements.

Reddy Ice Corporation

Condensed statements of operations

(Unaudited)

	Three Months Ended March 31,
	2010	2009
	(in thousands)
Revenues	$35,894	$42,246
Cost of sales (excluding depreciation)	34,907	35,480
Depreciation expense related to cost of sales	5,314	5,128

Gross (loss) profit	(4,327)	1,638
Operating expenses	13,120	12,177
Depreciation and amortization expense	1,876	1,709
Loss (gain) on dispositions of assets	227	(4)
Acquisition expenses	2	—
Loss on diesel hedge	—	356

Loss from operations	(19,552)	(12,600)
Interest expense	(3,893)	(3,089)
Interest income	3	44
Debt refinance costs	(6,108)	—

Loss before income taxes	(29,550)	(15,645)
Income tax benefit	9,426	6,038

Net loss	$(20,124)	$(9,607)

See notes to condensed financial statements.

Reddy Ice Corporation

Condensed statement of stockholder's equity (deficit)

(Unaudited)

	Common Stock
	Number of Shares	Par Value	Additional Paid-In Capital	Accumulated Deficit	Total
Balance at January 1, 2010	—	$—	$302,782	$(179,019)	$123,763
Compensation expense related to stock-based awards	—	—	$327	—	327
Dividend to Parent	—	—	—	(5,422)	(5,422)
Contribution from Parent	—	—	1,755	—	1,755
Assumption of Parent debt	—	—	—	(138,764)	(138,764)
Comprehensive loss:
Net loss	—	—	—	(20,124)	(20,124)

Total comprehensive loss					(20,124)

Balance at March 31, 2010	—	$—	$304,864	$(343,329)	$(38,465)

See notes to condensed financial statements.

Reddy Ice Corporation

Condensed statements of cash flows

(Unaudited)

	Three Months Ended March 31,
	2010	2009
	(in thousands)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(20,124)	$(9,607)
Adjustments to reconcile net loss to net cash provided by operating activities (excluding working capital from acquisitions):
Depreciation and amortization expense	7,190	6,837
Amortization of debt issue costs and accretion of tender premium	363	183
Debt refinance cost	6,108	—
Deferred tax benefit	(9,426)	(6,038)
Loss (gain) on dispositions of assets	227	(4)
Decrease in fair value of diesel hedge	—	254
Stock-based compensation expense	327	397
Change in assets and liabilities:
Accounts receivable	2,567	5,754
Inventory, parts and supplies	(1,347)	(1,453)
Prepaid expenses and other current assets	(183)	(3,080)
Accounts payable, accrued expenses and other	2,006	(7,194)

Net cash used in operating activities	(12,292)	(13,951)

CASH FLOWS FROM INVESTING ACTIVITIES:
Property and equipment additions	(10,020)	(4,586)
Proceeds from dispositions of property and equipment	261	48
Reimbursement of the cost of equipment placed under operating leases	2,000	—
Cost of acquisitions, net of cash acquired	(763)	—
Restricted cash	(12,292)	—
Issuance of note receivable	—	(150)
Collection of note receivable	—	23
Purchase of investments	(500)	—

Net cash used in investing activities	(21,314)	(4,665)

CASH FLOWS FROM FINANCING ACTIVITIES:
Dividends to Parent	(5,422)	—
Issuance of debt	300,000	—
Debt issuance costs	(16,745)	—
Repayment of long-term obligations	(240,001)	—

Net cash provided by financing activities	37,832	—

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	4,226	(18,616)
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	40,440	27,638

CASH AND CASH EQUIVALENTS, END OF PERIOD	$44,666	$9,022

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash payments for interest	$1,259	$4,878

Cash receipts of interest income	$3	$44

Cash payments for income taxes	$93	—

Assumption of Parent debt	$138,764	—

Increase in fair value of interest rate hedges	—	$602

Additions to property and equipment included in accounts payable	$1,549	$878

See notes to condensed financial statements.

Reddy Ice Holdings, Inc. and subsidiary

Notes to condensed consolidated financial statements

1. General

        Reddy Ice Holdings, Inc. ("Reddy Holdings"), and its wholly-owned subsidiary, Reddy Ice Corporation ("Reddy Corp"), referred to collectively as the "Company", manufacture and distribute packaged ice products. The Company consists of a single operating segment. The common stock of Reddy Holdings is publicly traded on the New York Stock Exchange under the ticker symbol "FRZ".

        This Quarterly Report on Form 10-Q is a combined report of the Company and Reddy Corp. The condensed consolidated financial statements of the Company and Reddy Corp included herein are unaudited; however, the balance sheet as of December 31, 2009 has been derived from the audited financial statements for that date but does not include all disclosures required by accounting principles generally accepted in the United States of America. These financial statements have been prepared by the Company pursuant to the applicable rules and regulations of the Securities and Exchange Commission ("SEC"). Under the SEC's regulations, certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. All significant intercompany balances and transactions have been eliminated upon consolidation, and all adjustments which, in the opinion of management, are necessary for a fair presentation of the financial position, results of operations and cash flows for the periods covered have been made and are of a normal and recurring nature. The notes to the consolidated financial statements apply to both the Company and Reddy Corp. Reddy Corp comprises all or substantially all of the Company's consolidated balances or activities unless otherwise noted. The financial statements included herein should be read in conjunction with the consolidated financial statements and the related notes thereto included in the Company's Annual Report on Form 10-K for the year ended December 31, 2009. Operating results for the three months ended March 31, 2010 are not necessarily indicative of the results to be achieved for the full year.

2. Recently Adopted and New Accounting Pronouncements

        In December 2009, the Financial Accounting Standards Board ("FASB") issued ASU 2009-17, "Consolidations (Topic 810)—Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities." ASU 2009-17 changes how a reporting entity determines when an entity that is insufficiently capitalized or is not controlled through voting (or similar rights) should be consolidated. ASU 2009-17 also requires a reporting entity to provide additional disclosures about its involvement with variable interest entities and any significant changes in risk exposure due to that involvement. ASU 2009-17 is effective for fiscal years beginning after November 15, 2009 and for interim periods within the first annual reporting period. The adoption of ASU 2009-17 on January 1, 2010 did not have a material effect on the Company's results of operations and financial position.

3. Acquisitions

        During the three months ending March 31, 2010, the Company purchased two ice companies in connection with its ongoing program of acquiring ice businesses. The total purchase price was allocated to the acquired assets and assumed liabilities based upon estimates of their respective fair values as of the closing dates using valuations and other studies. No acquisitions were completed during the three months ended March 31, 2009. The following table summarizes the aggregate purchase prices,

Reddy Ice Holdings, Inc. and subsidiary

Notes to condensed consolidated financial statements (Continued)

3. Acquisitions (Continued)

estimated aggregate fair values of the assets acquired and the liabilities assumed and direct acquisition costs expensed:

	Three months ended March 31,
	2010	2009
	(in millions)
Purchase price	$0.8	$—
Assets acquired:
Property and equipment	0.1	—
Goodwill	0.1	—
Other intangible assets	0.6	—

Total assets acquired	0.8	—
Total liabilities assumed—none	—	—

Net assets acquired	$0.8	—

Direct acquisition costs expensed	$—	$—

        The amount of tax deductible goodwill recognized in connection with the transactions described above is $0.1 million. Other intangible assets were comprised of customer lists, which are being amortized over useful lives of eight to 30 years. The acquisitions were funded out of the Company's operating cash flows and proceeds from debt offerings.

        Unaudited pro forma information has not been presented as the pro forma information for the three months ended March 31, 2010 and 2009 does not differ materially from the Company's actual financial information presented herein.

4. Inventories, Parts and Supplies

        Inventories consist of raw materials, finished goods and parts and supplies. Raw materials are composed of ice packaging material. Finished goods consist of packaged ice. Parts and supplies consist of spare parts for production equipment and ice merchandisers and miscellaneous supplies. Inventories are valued at the lower of cost or market and include overhead allocations. Cost is determined using the first-in, first-out method.

	March 31, 2010	December 31, 2009
	(in thousands)
Raw materials	$5,680	$5,190
Finished goods	3,329	2,494
Parts and supplies	3,395	3,373

Total	$12,404	$11,057

Reddy Ice Holdings, Inc. and subsidiary

Notes to condensed consolidated financial statements (Continued)

5. Accrued Expenses

	March 31, 2010	December 31, 2009
	(in thousands)
Accrued interest	$3,036	$2,839
Accrued compensation and employee benefits, including payroll taxes and workers compensation insurance	4,507	4,171
Accrued utilities	1,017	1,924
Accrued property, sales and other taxes	2,063	1,488
Other accrued insurance	1,814	1,704
Other	1,605	1,494

Total	$14,042	$13,620

        Included in "accrued interest" above are $0.5 million and $2.6 million related to Reddy Holdings as of March 31, 2010 and December 31, 2009, respectively.

6. Revolving Credit Facility and Long-Term Obligations

        At March 31, 2010 and December 31, 2009, consolidated long-term obligations consisted of the following:

	March 31, 2010	December 31, 2009
	(in thousands)
Old credit facilities—Term Loan	$—	$240,000
11.25% Senior Secured Notes	300,000	—
13.25% Senior Secured Notes	139,407	—
Less: Unamortized early tender premium on 13.25% Senior Secured Notes	(638)	—
10 1/2% Senior Discount Notes	11,736	150,500
Other Notes Payable	101	102

Total long-term obligations	450,606	390,602
Less: Current maturities	1	1

Long-term obligations, net	$450,605	$390,601

Reddy Ice Holdings, Inc. and subsidiary

Notes to condensed consolidated financial statements (Continued)

6. Revolving Credit Facility and Long-Term Obligations (Continued)

        At March 31, 2010 and December 31, 2009, long-term obligations of Reddy Corp consisted of the following:

	March 31, 2010	December 31, 2009
	(in thousands)
Old credit facilities—Term Loan	$—	$240,000
11.25% Senior Secured Notes	300,000	—
13.25% Senior Secured Notes	139,407	—
Less: Unamortized early tender premium on 13.25% Senior Secured Notes	(638)	—
Other Notes Payable	101	102

Total long-term obligations	438,870	240,102
Less: Current maturities	1	1

Long-term obligations, net	$438,869	$240,101

        11.25% Senior Secured Notes.    On March 15, 2010, Reddy Corp issued $300 million in aggregate principal amount of 11.25% Senior Secured Notes due 2015 (the "First Lien Notes") in a private placement offering. Cash interest accrues on the First Lien Notes at a rate of 11.25% per annum and is payable semi-annually in arrears on March 15 and September 15. The proceeds of the offering were used to repay certain of Reddy Corp's preexisting debt (see "Old Senior Credit Facilities" below), pay fees and expenses related to the transactions and provide the Company with cash for future use.

        The First Lien Notes are senior secured obligations of Reddy Corp and are:

  •
  guaranteed by Reddy Holdings;

  •
  secured on a first-priority basis by liens on substantially all of the assets of Reddy Corp and Reddy Holdings;

  •
  senior in right of payment to all of Reddy Corp's and Reddy Holdings' future subordinated indebtedness;

  •
  effectively senior to all of Reddy Corp's and Reddy Holdings' existing and future unsecured senior indebtedness; and

  •
  subject to registration with the SEC pursuant to a registration rights agreement.

        The First Lien Notes include customary covenants that restrict, among other things, Reddy Corp's and its future subsidiaries' ability to incur additional debt or issue certain preferred stock, pay dividends or redeem, repurchase or retire its capital stock or subordinated indebtedness, make certain investments, create liens, enter into arrangements that restrict dividends from its subsidiaries, merge or sell all or substantially all of its assets or enter into various transactions with affiliates. From and after March 15, 2013, Reddy Corp may redeem any or all of the First Lien Notes by paying a redemption premium, which is initially 5.625% of the principal amount of the First Lien Notes and declines to 0% for the period commencing on March 15, 2014 and thereafter. Prior to March 15, 2013, Reddy Corp may redeem any or all of the First Lien Notes by paying a "make-whole" redemption premium. If Reddy Corp experiences a change of control, Reddy Corp will be required to make an offer to

Reddy Ice Holdings, Inc. and subsidiary

Notes to condensed consolidated financial statements (Continued)

6. Revolving Credit Facility and Long-Term Obligations (Continued)

repurchase the First Lien Notes at a price equal to 101% of their accreted value, plus accrued and unpaid interest, if any, to the date of purchase. Reddy Corp may also be required to make an offer to purchase the First Lien Notes with proceeds of asset sales that are not reinvested in the Company's business or used to repay other indebtedness.

        The indenture governing the First Lien Notes restricts the amount of dividends, distributions and other restricted payments Reddy Corp may make. Under the indenture, Reddy Corp is restricted from paying dividends to Reddy Holdings unless, at the time of such payment:

  •
  no default or event of default has occurred and is continuing or would occur as a consequence thereof;

  •
  the first lien leverage ratio set forth in the indenture governing the First Lien Notes is less than or equal to 3.5 to 1.0; and

  •
  there is sufficient capacity under the buildup amount under the indenture governing the First Lien Notes.

        The first lien leverage ratio under the indenture governing the First Lien Notes means the ratio of EBITDA (as defined in the indenture) for the most recent four fiscal quarters to first lien indebtedness (as defined in the indenture) as of the end of such four quarter period. Reddy Corp is generally required to calculate its first lien leverage ratio on a pro forma basis to give effect to the incurrence and repayment of indebtedness as well as acquisitions and dispositions.

        The buildup amount equals 50% of the consolidated net income of Reddy Corp accrued during the period (treated as one accounting period) from April 1, 2010 to the end of the most recent fiscal quarter for which internal financial statements are available (or, if such consolidated net income is a deficit, minus 100% of such deficit), plus, the net cash proceeds to Reddy Corp of the issuance of capital stock, subject to certain exceptions, and any cash capital contribution received by Reddy Corp from its stockholders, in each case after April 1, 2010, plus the amount by which Reddy Corp indebtedness is reduced on its balance sheet as a result of the conversion or exchange of such indebtedness for capital stock, plus the net reduction in certain restricted investments made by Reddy Corp, less the amount of certain restricted payments made from time to time, including, among other things, the payment of cash dividends. Reddy Corp is not currently permitted to pay dividends under this provision.

        In addition, regardless of the leverage ratio or whether Reddy Corp could make any restricted payments under the buildup amount provision referred to above, Reddy Corp is permitted to make certain restricted payments including (1) dividend payments at any time in an aggregate amount of up to $25.0 million if no default has occurred and is continuing under the indenture, (2) the payment of interest when due on the remaining 10 1/2% Senior Discount Notes and the repayment, redemption or retirement of remaining 10 1/2% Senior Discount Notes from the proceeds of certain indebtedness of Reddy Corp incurred after the date of issuance of the First Lien Notes, (3) the payment of dividends to Reddy Holdings in an amount per year not to exceed $1.0 million to pay franchise taxes and overhead expenses of Reddy Holdings and (4) the payment of dividends to Reddy Holdings in an amount per year not to exceed 6.0% of the aggregate net cash proceeds received by Reddy Corp from all public equity offerings after the date of issuance of the First Lien Notes subject to specified conditions. However, the amount of dividend payments permitted under this 6.0% provision will

Reddy Ice Holdings, Inc. and subsidiary

Notes to condensed consolidated financial statements (Continued)

6. Revolving Credit Facility and Long-Term Obligations (Continued)

correspondingly reduce the amount otherwise available under the buildup amount for restricted payments, including dividends.

        13.25% Senior Secured Notes.    On March 15, 2010, Reddy Corp issued approximately $137.6 million in aggregate principal amount of 13.25% Senior Secured Notes due 2015 (the "Second Lien Notes") in the initial settlement of a private placement exchange offer for the outstanding Discount Notes (the "Exchange Offer"). On March 24, 2010, Reddy Corp issued an additional approximately $1.8 million in aggregate principal amount of Second Lien Notes in the final settlement of the Exchange Offer. Reddy Corp received no cash proceeds from the issuance of the Second Lien Notes. Cash interest accrues on the Second Lien Notes at a rate of 13.25% per annum and is payable semi-annually in arrears on May 1 and November 1, with the first payment occurring on November 1, 2010. In connection with the Exchange Offer, the Company issued approximately $0.6 million of Second Lien Notes to certain bondholders as an early tender premium (see "10 1/2% Senior Discount Notes" below for further information). These additional Second Lien Notes were not reflected in the Company's condensed consolidated balance sheet upon issuance, but will be recognized as additional debt through interest expense over the term of the Second Lien Notes. The issuance of the Second Lien Notes, excluding the amounts issued in connection with the early tender premium, was accounted for as a non-cash dividend from Reddy Corp to Reddy Holdings.

        The Second Lien Notes are senior secured obligations of Reddy Corp and are:

  •
  guaranteed by Reddy Holdings;

  •
  secured on a second-priority basis by liens on substantially all of the assets of Reddy Corp and Reddy Holdings;

  •
  senior in right of payment to all of Reddy Corp's and Reddy Holdings' future subordinated indebtedness;

  •
  effectively senior to all of Reddy Corp's and Reddy Holdings' existing and future unsecured senior indebtedness; and

  •
  subject to registration with the SEC pursuant to a registration rights agreement.

        The Second Lien Notes include customary covenants that restrict, among other things, Reddy Corp's and its future subsidiaries' ability to incur additional debt or issue certain preferred stock, pay dividends or redeem, repurchase or retire its capital stock or subordinated indebtedness, make certain investments, create liens, enter into arrangements that restrict dividends from its subsidiaries, merge or sell all or substantially all of its assets or enter into various transactions with affiliates. From and after March 1, 2013, Reddy Corp may redeem any or all of the Second Lien Notes by paying a redemption premium, which is initially 6.625% of the principal amount of the Second Lien Notes and declines to 0% for the period commencing on March 1, 2014 and thereafter. Prior to March 1, 2013, Reddy Corp may redeem any or all of the Second Lien Notes by paying a "make-whole" redemption premium. If Reddy Corp experiences a change of control, Reddy Corp will be required to make an offer to repurchase the Second Lien Notes at a price equal to 101% of their accreted value, plus accrued and unpaid interest, if any, to the date of purchase. Reddy Corp may also be required to make an offer to purchase the Second Lien Notes with proceeds of asset sales that are not reinvested in the Company's business or used to repay other indebtedness.

Reddy Ice Holdings, Inc. and subsidiary

Notes to condensed consolidated financial statements (Continued)

6. Revolving Credit Facility and Long-Term Obligations (Continued)

        The indenture governing the Second Lien Notes restricts the amount of dividends, distributions and other restricted payments Reddy Corp may make. Under the indenture, Reddy Corp is restricted from paying dividends to Reddy Holdings unless, at the time of such payment:

  •
  no default or event of default has occurred and is continuing or would occur as a consequence thereof;

  •
  the secured leverage ratio set forth in the indenture governing the Second Lien Notes is less than or equal to 6.0 to 1.0; and

  •
  there is sufficient capacity under the buildup amount under the indenture governing the Second Lien Notes.

        The secured leverage ratio under the indenture governing the Second Lien Notes means the ratio of EBITDA (as defined in the indenture) for the most recent four fiscal quarters to secured indebtedness (as defined in the indenture) as of the end of such four quarter period. Reddy Corp is generally required to calculate its secured leverage ratio on a pro forma basis to give effect to the incurrence and repayment of indebtedness as well as acquisitions and dispositions.

        The buildup amount equals 50% of the consolidated net income of Reddy Corp accrued during the period (treated as one accounting period) from April 1, 2010 to the end of the most recent fiscal quarter for which internal financial statements are available (or, if such consolidated net income is a deficit, minus 100% of such deficit), plus, the net cash proceeds to Reddy Corp of the issuance of capital stock, subject to certain exceptions, and any cash capital contribution received by Reddy Corp from its stockholders, in each case after April 1, 2010, plus the amount by which Reddy Corp indebtedness is reduced on its balance sheet as a result of the conversion or exchange of such indebtedness for capital stock, plus the net reduction in certain restricted investments made by Reddy Corp, less the amount of certain restricted payments made from time to time, including, among other things, the payment of cash dividends. Reddy Corp is not currently permitted to pay dividends under this provision.

        In addition, regardless of the leverage ratio or whether Reddy Corp could make any restricted payments under the buildup amount provision referred to above, Reddy Corp is permitted to make certain restricted payments including (1) dividend payments at any time in an aggregate amount of up to $25.0 million if no default has occurred and is continuing under the indenture, (2) the payment of interest when due on the remaining Discount Notes and the repayment, redemption or retirement of remaining Discount Notes from the proceeds of certain indebtedness of Reddy Corp incurred after the date of issuance of the Second Lien Notes, (3) the payment of dividends to Reddy Holdings in an amount per year not to exceed $1.0 million to pay franchise taxes and overhead expenses of Reddy Holdings and (4) the payment of dividends to Reddy Holdings in an amount per year not to exceed 6.0% of the aggregate net cash proceeds received by Reddy Corp from all public equity offerings after the date of issuance of the Second Lien Notes subject to specified conditions. However, the amount of dividend payments permitted under this 6.0% provision will correspondingly reduce the amount otherwise available under the buildup amount for restricted payments, including dividends.

        10 1/2% Senior Discount Notes.    On October 27, 2004, Reddy Holdings issued $151 million in aggregate principal amount at maturity of 10 1/2% Senior Discount Notes due 2012 (the "Discount Notes") in a private placement offering. The Discount Notes were subsequently registered with the

Reddy Ice Holdings, Inc. and subsidiary

Notes to condensed consolidated financial statements (Continued)

6. Revolving Credit Facility and Long-Term Obligations (Continued)

SEC, effective August 26, 2005. Each Discount Note had an initial accreted value of $663.33 per $1,000 principal amount at maturity. The accreted value of each Discount Note increased from the date of issuance until November 1, 2008 at a rate of 10 1/2% per annum such that the accreted value equaled the stated principal amount on November 1, 2008. Thereafter, cash interest began accruing November 1, 2008 and is payable semi-annually at a rate of 10 1/2% per annum.

        On February 22, 2010, Reddy Corp launched the Exchange Offer, offering $1,000 in aggregate principal amount of Second Lien Notes for each $1,000 of Discount Notes exchanged. In addition, for Discount Notes exchanged on or prior to March 5, 2010, Reddy Corp offered an early tender premium of $5 in aggregate principal amount of Second Lien Notes for each $1,000 of Discount Notes exchanged. In conjunction with the Exchange Offer, Reddy Corp solicited consents to eliminate substantially all of the restrictive covenants from the indenture governing the Discount Notes. At the expiration of the Exchange Offer on March 19, 2010, approximately 92.2% of the aggregate principal amount of the Discount Notes had been tendered into the Exchange Offer. Following the final settlement of the Exchange Offer, $11.7 million in aggregate principal amount of the Discount Notes remain outstanding.

        The Discount Notes are unsecured obligations of Reddy Holdings and are:

  •
  not guaranteed by Reddy Corp;

  •
  senior in right of payment to all of Reddy Holdings' future subordinated indebtedness;

  •
  equal in right of payment with any of Reddy Holdings' existing and future unsecured senior indebtedness;

  •
  effectively subordinated to Reddy Holdings' existing and future secured debt, including the debt under the First Lien Notes, the Second Lien Notes and the credit facility, which are guaranteed on a secured basis by Reddy Holdings; and

  •
  structurally subordinated to all obligations and preferred equity of Reddy Corp.

        From and after November 1, 2008, Reddy Holdings may redeem any or all of the Discount Notes by paying a redemption premium, which was initially 5.25% of the principal amount at maturity of the Discount Notes and declines annually to 0% for the period commencing on November 1, 2010 and thereafter. For the period from November 1, 2009 to October 31, 2010, the redemption premium is 2.625%.

        New Senior Credit Facility.    On March 15, 2010, Reddy Corp entered into a revolving credit facility with a syndicate of banks, financial institutions and other entities as lenders, including JPMorgan Chase Bank, N.A., as Administrative Agent (the "New Credit Facility"). The New Credit Facility provides for a $35 million revolving credit facility. Under the New Credit Facility, Reddy Corp has the right to request the aggregate commitments to be increased to $50 million provided certain conditions are met. None of the lenders are obligated to provide such additional commitments.

        The New Credit Facility is an obligation of Reddy Corp and is guaranteed by Reddy Holdings. The New Credit Facility will mature on January 31, 2014.

        At March 31, 2010, the Company had $35 million of availability under the New Credit Facility as no amounts were outstanding.

Reddy Ice Holdings, Inc. and subsidiary

Notes to condensed consolidated financial statements (Continued)

6. Revolving Credit Facility and Long-Term Obligations (Continued)

        Principal balances outstanding under the New Credit Facility bear interest per annum, at the Company's option, at the sum of the base rate or LIBOR plus the applicable margin. The applicable margin for base rate loans was initially 3.75% and for LIBOR loans was initially 4.75%, with such applicable margins subject to reduction based upon the Company's net leverage ratio (as defined in the New Credit Facility). The base rate is defined as the greatest of the prime rate (as announced from time to time by the Administrative Agent), the federal funds rate plus 0.5% or the one-month LIBOR rate plus 1.0%. Interest on base rate loans is payable on the last day of each quarter. Interest on LIBOR loans is payable upon maturity of the LIBOR loan or on the last day of the quarter if the term of the LIBOR loan exceeds 90 days. The Company also pays a quarterly fee on the average availability under the revolving credit facility at an annual rate of 0.875%, with such availability fee subject to reduction based upon the Company's net leverage ratio. Amounts may be drawn under the New Credit Facility so long as no default or event of default exists.

        The New Credit Facility does not require any scheduled principal payments prior to its stated maturity date. Subject to certain conditions, mandatory repayments of the New Credit Facility (and mandatory commitment reductions of the New Credit Facility) are required to be made with portions of the proceeds from (1) asset sales, (2) the issuance of debt securities and (3) insurance and condemnation awards, subject to various exceptions. In the event of a change in control, as defined in the New Credit Facility, an event of default will occur under the New Credit Facility.

        The New Credit Facility contains affirmative and negative covenants applicable to Reddy Corp and its future subsidiaries, subject to materiality and other qualifications, baskets and exceptions. The negative covenants, among other things, restrict the ability of Reddy Corp to:

  •
  incur additional indebtedness or issue certain preferred shares;

  •
  create liens;

  •
  make investments;

  •
  pay dividends or make other restricted payments;

  •
  consolidate or merge or acquire or dispose of assets;

  •
  enter into transactions with affiliates;

  •
  permit consensual encumbrances or restrictions on Reddy Corp's restricted subsidiaries' ability to pay dividends or make certain other payments to Reddy Corp; and

  •
  prepay certain indebtedness, including the First Lien Notes and the Second Lien Notes.

        Under the restricted payments covenant in the New Credit Facility, Reddy Corp is generally prohibited from paying dividends and otherwise transferring assets to Reddy Holdings. Reddy Corp. is permitted to pay certain limited dividends to Reddy Holdings, the proceeds of which must be used to maintain Reddy Holdings' corporate existence.

        Reddy Corp may also pay dividends to Reddy Holdings for specified purposes, including the payment of cash interest on the Discount Notes, in an amount not greater than Reddy Corp's Cumulative Available Cash (as defined in the New Credit Facility) for the period (taken as one accounting period) from April 1, 2010 to the end of its most recently ended fiscal quarter for which a covenant compliance certificate under the New Credit Facility has been delivered to the lenders. As of

Reddy Ice Holdings, Inc. and subsidiary

Notes to condensed consolidated financial statements (Continued)

6. Revolving Credit Facility and Long-Term Obligations (Continued)

March 31, 2010, the initial amount of Cumulative Available Cash was $65.0 million. The New Credit Facility precludes Reddy Corp from declaring any dividends if an event of default under the credit facility has occurred and is continuing. In particular, it will be an event of default if Reddy Corp's leverage ratio exceeds the level specified in the credit agreement, which is 7.75:1.00 for periods ending through December 31, 2010, or Reddy Corp's fixed charge coverage ratio is less than the level specified in the credit agreement, which is 1.00:1.00 for periods ending through September 30, 2011. The maximum leverage ratio declines to 7.25:1.00 for periods ending from March 31, 2011 to September 30, 2011, 5.75:1:00 for periods ending from December 31, 2011 to September 30, 2012 and 5.00:1.00 for periods ending from December 31, 2012 to September 30, 2013. The minimum fixed charge coverage ratio increases to 1.2:1.00 for periods ending from December 31, 2011 to September 30, 2013.

        The New Credit Facility contains financial covenants, which include the maintenance of the leverage ratio and fixed charge coverage ratio noted above and are collateralized by substantially all of the Company's assets. At March 31, 2010, Reddy Corp was in compliance with these covenants. Reddy Holdings guarantees the Credit Facilities and such guarantee is collateralized by a pledge of substantially all of the assets of Reddy Holdings.

        Obligations under the New Credit Facility may be declared immediately due and payable upon the occurrence of certain events of default as defined in the credit agreement, including failure to pay any principal when due and payable, failure to pay interest within five (5) days after due, failure to comply with any covenant, representation or condition of any loan document, any change of control, cross-defaults, and certain other events as set forth in the credit agreement, with grace periods in some cases.

        An acceleration of the indebtedness under the New Credit Facility would be an event of default under the First Lien Notes and Second Lien Notes if the outstanding balance of the New Credit Facility at the time of acceleration is over $10 million.

        Letters of Credit.    The New Credit Facility does not provide for the issuance of standby letters of credit. In March 2010, Reddy Corp entered into a separate letter of credit facility with JPMorgan Chase Bank, N.A. and Wells Fargo Bank, National Association (the "LC Facility"). Letters of credit issued under the LC Facility are cash collateralized at 102% of the amount of the letter of credit. The cash collateral provided under the LC Facility is maintained in a restricted account at JP Morgan Chase Bank, N.A. and is reported as "Restricted cash" in the consolidated balance sheets.

        Old Senior Credit Facilities.    On August 12, 2005, the Company amended and restated its credit facilities with a syndicate of banks, financial institutions and other entities as lenders, including Credit Suisse, Cayman Islands Branch, as Administrative Agent, CIBC World Markets Corp., JPMorgan Chase Bank, N.A., Wachovia Bank N.A., Bear Stearns Corporate Lending Inc. and Lehman Commercial Paper, Inc. (the "Old Credit Facilities"). The Old Credit Facilities provided for a $60 million revolving credit facility and a $240 million term loan. The Old Credit Facilities were obligations of Reddy Corp and were guaranteed by Reddy Holdings. On March 15, 2010, the Old Credit Facilities were terminated and all amounts owed thereunder were repaid from the proceeds of the sale of the First Lien Notes.

        Fair Value of Debt Instruments.    At March 31, 2010 and December 31, 2009, the fair value of the Company's debt, was $469.4 million and $353.0 million, respectively, while the book value was $450.6 million and $390.6 million, respectively. The fair value of the Company's debt is primarily based on quoted market prices for the debt.

Reddy Ice Holdings, Inc. and subsidiary

Notes to condensed consolidated financial statements (Continued)

7. Financial Derivative Instruments

        Interest Rate Hedging Agreement.    Effective September 12, 2005, the Company entered into an interest rate hedging agreement (the "2005 Hedge") to fix the interest rate on a portion of its Term Loan. The 2005 Hedge had a term of three years and ten months and expired on July 12, 2009. The 2005 Hedge had an initial notional balance of $220 million. The notional balance decreased by $20 million on October 12 of each of the next three years, beginning on October 12, 2006. The Company paid a fixed rate of 4.431% on the notional balance outstanding and received an amount equal to 1 or 3 month LIBOR. Any net payable or receivable amount was settled quarterly. The 2005 Hedge was accounted for as a cash flow hedge.

        Effective February 17, 2009, the Company entered into a second interest rate hedging agreement (the "2009 Hedge") to lock the interest rate on a portion of its Term Loan. The 2009 Hedge had a term of 10 months and expired on December 17, 2009. The 2009 Hedge had a notional balance of $50 million from the inception date to July 17, 2009, at which time the notional balance increased to $210 million for the remaining term. The Company paid a fixed rate of 1.165% on the notional balance outstanding and received an amount equal to 1-month LIBOR. Any net payable or receivable amount was settled monthly. The Company used the interest rate hedges to minimize the risk of increases in floating interest rates. The interest rate hedges were not for trading purposes and were accounted for as cash flow hedges.

        The Company considered its own credit risk in the valuation of the interest rate hedges. Payments made or received under the interest rate hedges were included in the caption "Interest Expense" in the statements of operations and in the operating activities section of the statements of cash flows.

        Diesel Hedging Agreement.    On February 2, 2009, the Company entered into a hedge to fix the price per gallon of a portion of the Company's diesel fuel requirements (the "Diesel Hedge"). The Diesel Hedge began February 2, 2009 and expired on December 28, 2009. The notional amount of gallons hedged changed on a monthly basis to match the Company's anticipated utilization. The Company paid a fixed rate of $1.55 per gallon (wholesale basis) and received an amount equal to a wholesale index rate. Any net payable or receivable amount was settled monthly. The Company used the Diesel Hedge to minimize the risk of rising fuel prices. The hedge was not for trading purposes and was accounted for as an economic hedge and was not designated as a hedging instrument.

        There were no derivative instruments outstanding during the three months ended March 31, 2010.

Reddy Ice Holdings, Inc. and subsidiary

Notes to condensed consolidated financial statements (Continued)

7. Financial Derivative Instruments (Continued)

        The following tables present the impact of derivative instruments and their location within the Financial Statements:

	Derivatives designated as Cash Flow Hedges
	Three Months Ended March 31, 2010	Three Months Ended March 31, 2009
	(in thousands)	(in thousands)
Amount of Gain Recognized in Accumulated Other Comprehensive Income (Loss)(a)	$—	$1,673
Amount of Loss Reclassified from Accumulated Other Comprehensive Income (Loss) into Interest Expense(a)	$—	$(1,071)
Amount of Loss Recognized in Interest Expense (Ineffective Portion)(a)	$—	$(310)

(a)
Amounts are pre-tax.

        Derivatives not designated as Hedging Instruments:

	Amount of Loss Recognized in the Consolidated Statements of Operations Three Months Ended March 31,
			Location of Loss Recognized in Condensed Consolidated Statements of Operations
	2010	2009
Diesel hedge:
Non-cash change in fair value	$—	$(254)
Cash settlements	—	(102)

Total recognized loss	$—	$(356)	Loss on diesel hedge

        Collateral Requirements and Counterparty Risk.    The Diesel Hedge and the 2009 Interest Rate Hedge required the Company to provide collateral in a minimum amount of $0.8 million to $1.2 million at various times during 2009. As of December 31, 2009 all hedges had expired and all collateral held by the counterparty had been returned to the Company.

8. Stock-based Compensation

        On August 8, 2005, the board of directors and stockholders of Reddy Holdings approved the Reddy Ice Holdings, Inc. Long-Term Incentive and Share Award Plan (the "Plan"). On May 20, 2009 the stockholders of Reddy Holdings approved an amendment to the Plan, which increased the number of shares of common stock available to be issued to employees, directors and certain third parties in connection with various incentive awards, including stock options, restricted shares and restricted share units to 2,750,000 shares.

        The Plan provides for awards of restricted shares subject to restrictions on transferability and other restrictions, if any, imposed by the Compensation Committee. Such restrictions lapse under

Reddy Ice Holdings, Inc. and subsidiary

Notes to condensed consolidated financial statements (Continued)

8. Stock-based Compensation (Continued)

circumstances as determined by the Compensation Committee, including based upon a specified period of continued employment or upon the achievement of established performance criteria. Restricted shares have all of the rights of a stockholder, including the right to vote restricted shares and to receive dividends. Unvested restricted shares are generally forfeited upon termination of employment during the applicable restriction period as provided for in the related grant documents. During the three months ended March 31, 2010, the Company granted 174,034 restricted shares to employees with a weighted average grant date fair value of $4.29. One-third of the restricted shares vest, contingent on the employee's continuous service to the Company, on each of the following dates: January 1, 2011, January 1, 2012, and January 1, 2013. The fair value of each restricted share is equal the closing price of the Company's common stock on the grant date. The aggregate grant date fair value is recognized as compensation expense using the straight-line method over the vesting period, adjusted for estimated forfeitures.

        The Plan provides for option grants with terms, including exercise price and the time and method of exercise, set by the Compensation Committee. However, the exercise price of options is not permitted to be less than the fair market value of the shares at the time of grant and the term is not permitted to be longer than ten years from the date of grant of the options. Stock options for 355,446 shares of common stock were granted during the three months ended March 31, 2010. The options have seven-year terms and one-third of the options vest, contingent on the employee's continuous service to the Company, on each of the following dates: January 1, 2011, January 1, 2012, and January 1, 2013. The options were granted with a weighted exercise price of $4.29 per share.

        The fair value of each option grant was estimated on the date of grant using the Black-Scholes option pricing model. Compensation expense is recognized using a straight-line method over the shorter of the vesting period or required service period adjusted for estimated forfeitures. The following table sets forth the information about the weighted average grant date fair value of options granted during the three months ended March 31, 2010 and the weighted average assumptions used for such grants.

Three Months Ended March 31, 2010
Weighted average grant date fair value	$3.05
Weighted average assumptions used:
Expected volatility	124%
Expected lives	3 years
Risk-free interest rates	1.84%
Expected dividend yield	0.00%

        Expected volatility is based on an analysis of historical volatility of the Company's common stock. Expected lives of options are determined based on projections of option exercise patterns. Risk-free interest rates are determined using the implied yield currently available for zero coupon U.S. treasury issues with a remaining term equal to the expected life of the options. The expected dividend yield is based on the September 15, 2008 announcement that the Company's quarterly cash dividends had been suspended indefinitely and the Company does not currently anticipate paying dividends in the future.

Reddy Ice Holdings, Inc. and subsidiary

Notes to condensed consolidated financial statements (Continued)

8. Stock-based Compensation (Continued)

        During the three months ended March 31, 2010, the Company granted 106,666 shares of restricted stock and 217,854 stock options, contingent upon stockholder approval of an amendment to the Plan to increase the number of shares available for issuance under the Plan by 2,000,000. The Company's stockholders will vote upon the amendment at the Company's annual meeting of stockholders scheduled for April 29, 2010.

        Total compensation expense associated with the Plan was $0.3 million and $0.4 million during the three months ended March 31, 2010 and 2009, respectively. Such compensation expense was recorded in "Operating Expenses" in the statements of operations. As of March 31, 2010, 120,808 shares were available for grant under the Plan.

9. Net Loss Per Share

        The computation of net loss per share is based on net loss divided by the weighted average number of shares outstanding. Restricted shares include rights to receive dividends that are not subject to the risk of forfeiture even if the underlying restricted shares on which the dividends were paid do not vest. Since restricted shares do not include an obligation to share in losses, they are excluded from the basic net loss per share calculation. For the three months ended March 31, 2010 and 2009, there were approximately 1.4 million and 0.3 million shares, respectively, of dilutive securities not included in the computation of diluted net loss per share as their effect would be anti-dilutive.

10. Income Taxes

        The Company's effective tax rate differs from the federal statutory income tax rate of 35% due to state income and margin taxes and the effect of permanent differences.

        The amount of gross unrecognized tax benefits related to uncertain tax positions was $3.0 million at March 31, 2010 and $3.1 million at December 31, 2009, which included accrued interest and penalties of $1.3 million as of March 31, 2010 and $1.2 million as of December 31, 2009. The total amount of interest and penalties, net of federal benefit, recognized in the statement of operations for the three months ended March 31, 2010 and 2009 was immaterial.

        As a result of net operating loss carryforwards, the Company's tax years from 1997 through 2009 remain open and subject to examination by the Internal Revenue Service and/or certain state taxing authorities. The Company is undergoing routine tax audits in certain U.S. state jurisdictions covering multiple years. The Company is not aware of any material proposed income tax adjustments and expects the completion of the audits in the near term. A $1.7 million reduction of the $3.0 million total unrecognized tax benefit as of March 31, 2010 is possible in the next 12 months as a result of the settlement of certain current tax audits and other potential settlements with U.S. state taxing authorities.

11. Commitments and Contingencies

        The following is a discussion of the Company's significant legal matters. The Company is involved in various claims, suits, investigations, and legal proceedings. The Company accrues a liability when it believes that it is both probable that a liability has been incurred and that it can reasonably estimate the amount of the loss. At March 31, 2010 and December 31, 2009, no accruals had been made in connection with the matters discussed below.

Reddy Ice Holdings, Inc. and subsidiary

Notes to condensed consolidated financial statements (Continued)

11. Commitments and Contingencies (Continued)

Antitrust Matters

        In March 2008, the Company and certain of its employees, including members of its management, received subpoenas issued by a federal grand jury in the Eastern District of Michigan seeking documents and information in connection with an investigation by the Antitrust Division of the United States Department of Justice ("DOJ") into possible antitrust violations in the packaged ice industry. In addition, on March 5, 2008, federal officials executed a search warrant at the Company's corporate office in Dallas, Texas. On August 28, 2008, the Company received a second subpoena for documents from the federal grand jury sitting in the Eastern District of Michigan. Current and former employees have also been subpoenaed to testify and have testified before a federal grand jury in the Eastern District of Michigan and, more recently, before a federal grand jury in the Southern District of Ohio. The search warrant and subpoenas that the Company and our employees received are connected with a broader industry inquiry by the Antitrust Division of the DOJ. The Home City Ice Company, Arctic Glacier International, Inc., and three former employees of Arctic Glacier have entered guilty pleas regarding a conspiracy to allocate customers and territories in southeastern Michigan and the Detroit, Michigan, metropolitan area. Sentencing of the three former Arctic Glacier employees took place on February 2, 3 and 4, 2010, sentencing of Arctic Glacier occurred on February 11, 2010, and Home City was sentenced on March 2, 2010.

        On March 25, 2008, the Company was served by the Office of the Attorney General of the State of Florida with an antitrust civil investigative demand (the "Florida CID") requesting the production of documents and information relating to an investigation of agreements in restraint of trade and/or price fixing with respect to the market for packaged ice. On June 11, 2008, the Company received a civil investigative demand from the Office of the Attorney General of the State of Arizona (the "Arizona CID"). All of the documents and information requested by the Arizona CID were included in the Florida CID and the Arizona CID states that it will be satisfied by the production of information which had been and would be provided to Florida in response to the Florida CID. On or about June 16, 2009, the Company was served by the State of Michigan, Department of the Attorney General, with a civil investigative demand requesting information and documents relating to sales of ice to units of government in Michigan, sales of ice in Michigan for which we made or received payment, and contracts and agreements with Michigan entities (the "Michigan CID"). The Company has been advised that the Florida CID, the Arizona CID and the Michigan CID are related to a multi-state antitrust investigation of the packaged ice industry and that the Attorneys General of 19 states and the District of Columbia are participating in the multi-state investigation. The states' investigation is related to the ongoing investigation of the packaged ice industry by the Antitrust Division of the DOJ. The Company has complied with all requests for documents and information regarding these matters. The Company may in the future receive additional civil investigative demands or similar information requests from other states participating in the multi-state investigation or conducting their own investigations.

        On November 19, 2008, the Company was notified by the Civil Fraud Division of the DOJ (the "Civil Fraud Division") that the Civil Fraud Division had opened an investigation with respect to the Company. The Civil Fraud Division's investigation is expected to examine whether the Company may have violated the federal False Claims Act by submitting, or causing to be submitted, false claims to the federal government as a result of entering into allegedly anticompetitive agreements which may have affected the sale of packaged ice to the government. On or about January 6, 2009, the Company

Reddy Ice Holdings, Inc. and subsidiary

Notes to condensed consolidated financial statements (Continued)

11. Commitments and Contingencies (Continued)

received a request for documents in connection with that investigation. The Civil Fraud Division's investigation is related to the investigation by the Antitrust Division of the DOJ.

        The Company is cooperating with the authorities in these investigations. The Company has substantially completed its production of documents and information to the Antitrust Division of the DOJ and to the states. The Company has substantially completed providing information and documents requested by the Civil Fraud Division of the DOJ. The Company has also made employees available for interviews by the Antitrust Division of the DOJ. Certain of the Company's current and former employees have testified before the grand juries. The Company expects to continue to make available documents and other information in response to the investigating agencies' subpoenas, requests and civil investigative demands. At this time, the Company is unable to predict the outcome of these investigations, the possible loss or possible range of loss, if any, associated with the resolution of these investigations or any potential effect they may have on the Company, its employees or operations.

        On March 6, 2008, the Company's Board of Directors formed a special committee of independent directors to conduct an internal investigation of these matters. The special committee retained counsel to assist in its investigation. In order to maintain the independence of the special committee's investigation, officers and employees who were employed by the Company at the time the investigation commenced have not had access to information obtained in the special committee's investigation or the results of the investigation to date. The investigation by the special committee and its counsel is substantially complete. The special committee's investigation will likely remain open until the conclusion of the investigation by the Antitrust Division of the DOJ because of the possibility that additional information relevant to the special committee's investigation may become available to the special committee. At this time, the special committee has not reached a determination whether any violations of the antitrust laws have occurred. The special committee does not believe any of the Company's active employees are a focus of the investigation by the Antitrust Division of the DOJ. The Company and its employees are cooperating in the special committee's investigation.

        Effective September 13, 2008, Ben D. Key, the Company's Executive Vice President—Sales & Marketing, was placed on a paid leave of absence and relieved of his duties at the direction of the special committee. The special committee has found that Mr. Key violated the Company's policies and is associated with matters that are under investigation.

        Following the announcement that the Antitrust Division of the DOJ had instituted an investigation of the packaged ice industry, a number of lawsuits, including putative class action lawsuits, were filed in various federal courts in multiple jurisdictions alleging violations of federal and state antitrust laws and related claims and seeking damages and injunctive relief. Pursuant to an Order from the Judicial Panel on Multidistrict Litigation, the civil actions pending in federal courts have been transferred and consolidated for pretrial proceedings in the United States District Court for the Eastern District of Michigan. On June 1, 2009, the Court appointed interim lead and liaison counsel for the putative direct and indirect purchaser classes. On September 15, 2009, the lead plaintiffs for each of the putative direct and indirect purchaser classes filed consolidated amended complaints. The Company has filed motions to dismiss both of these complaints. The motion relating to the direct purchaser claims was denied by the Court on July 1, 2010.

        On March 1, 2010, a punitive class action Statement of Claim was filed against the Company in the Ontario Superior Court of Justice in Canada, alleging violations of Part VI of the Competitive Act and seeking general damages, punitive and exemplary damages, pre-judgment and post-judgment

Reddy Ice Holdings, Inc. and subsidiary

Notes to condensed consolidated financial statements (Continued)

11. Commitments and Contingencies (Continued)

interest, and costs. A case conference regarding this matter was held on June 9, 2010. In that case conference, a schedule was set for proceedings relating to Plaintiffs' Motion for Certification of a Class.

        On March 8, 2010, a punitive class action Statement of Claim was filed against the Company in the Court of Queen's Bench of Alberta, Judicial District of Calgary, in Canada, alleging violations of Part VI of the Competition Act and seeking general damages, special and pecuniary damages, punitive and exemplary damages, interest and costs. This Statement of Claim has yet not been served on the Company.

        In addition to the putative class action lawsuits filed in federal court, a putative class action lawsuit was filed in Kansas state court alleging violations of state antitrust laws and related claims and seeking damages and injunctive relief. Defendants filed motions to dismiss and those motions to dismiss were granted on February 26, 2009.

        One direct action lawsuit has been filed against us in the United States District Court for the Eastern District of Michigan asserting claims based on alleged violations of federal and state antitrust laws, RICO and tortuous interference and seeking damages, civil penalties and injunctive relief. The defendants filed motions to dismiss that case. On May 29, 2009 the Court dismissed all claims against us in that lawsuit. On June 29, 2009, the plaintiff filed a motion for reconsideration, and on July 17, 2009 the Court reversed in part its May 29, 2009 order, reinstating only the RICO claim against us. The dismissal of the remaining claims was not affected. On August 10, 2009, the Company filed an answer to the reinstated claim. Discovery is ongoing in that matter.

        The Company intends to vigorously defend the pending lawsuits. At this time, the Company is unable to predict the outcome of these lawsuits, the possible loss or possible range of loss, if any, associated with the resolution of these lawsuits or any potential effect they may have on the Company or its operations.

SEC Inquiry

        On or about October 21, 2008, the Company received notice that the Securities and Exchange Commission had initiated an informal inquiry into matters that are the subject of the investigation by the special committee of our Board of Directors. The Company has cooperated with the informal inquiry and has not received any recent communications regarding this matter.

Stockholder Litigation

        Beginning on August 8, 2008, purported class action complaints have been filed in the United States District Court for the Eastern District of Michigan asserting claims under the federal securities laws against the Company and certain of its current or former senior officers. The complaints, which are substantially similar, allege that the defendants misrepresented and failed to disclose the existence of, and the Company's alleged participation in, an alleged antitrust conspiracy in the packaged ice industry. The complaints purport to assert claims on behalf of various alleged classes of purchasers of the Company's common stock. On July 17, 2009, the Court consolidated the actions and appointed a lead plaintiff and interim lead plaintiff's counsel. The lead plaintiff filed a consolidated amended complaint on November 2, 2009. The Company filed a motion to dismiss the consolidated amended complaint on December 17, 2009. Plaintiffs filed a response to that motion to dismiss on January 18, 2010, and the Company filed a reply in support of the motion on February 17, 2010.

Reddy Ice Holdings, Inc. and subsidiary

Notes to condensed consolidated financial statements (Continued)

11. Commitments and Contingencies (Continued)

        Two stockholder derivative actions have been filed on the Company's behalf in state district court in Dallas County, Texas, naming as defendants, among others, certain current and former officers and members of the Company's Board of Directors. Those cases have been consolidated in the 68th Judicial District Court of Dallas County, Texas. The petitions assert claims for breach of fiduciary duty, unjust enrichment, insider selling, abuse of control, and gross mismanagement and seek damages, equitable relief, attorney fees and costs. The consolidated case is currently set for trial on August 2, 2011.

        The Company and the other defendants intend to vigorously defend the pending lawsuits. At this time, the Company is unable to predict the outcome of these lawsuits, the possible loss or possible range of loss, if any, associated with the resolution of these lawsuits or any potential effect they may have on the Company or its operations.

Other Matters

        The Company is also involved in various other claims, lawsuits and proceedings arising in the ordinary course of business, including intellectual property matters. There are uncertainties inherent in the ultimate outcome of such matters and it is difficult to determine the ultimate costs that the Company may incur. The Company believes the resolution of such other ordinary course uncertainties and the incurrence of such costs will not have a material adverse effect on its consolidated financial position, results of operations or cash flows.

12. Subsequent Events

        Subsequent to March 31, 2010, the Company completed the acquisitions of six companies in connection with its ongoing acquisition program. The total purchase price was approximately $8.4 million. Annual revenues associated with the acquired businesses was approximately $6.3 million.

        Effective January 1, 2010, the compensation committee (the "Committee") of Reddy Holdings' Board of Directors conditionally granted 106,666 shares of restricted stock and 217,854 stock options, subject to the approval by Reddy Holdings' stockholders of an amendment to the 2005 Equity Incentive Plan to increase the maximum number of shares authorized for issuance under the 2005 Equity Incentive Plan. Reddy Holdings' stockholders approved the amendment to the 2005 Equity Incentive Plan at the annual meeting of stockholders held on April 29, 2010.

        The restricted stock and stock option grants will vest in three equal amounts with the first vesting on January 1, 2011, the second vesting on January 1, 2012 and the third vesting on January 1, 2013. The stock option grants were made in the form of 7-year stock options and were granted at an exercise price equal to the fair market value on April 29, 2010, or $4.29 per share.

Reddy Ice Corporation

Offers to Exchange

        $300,000,000 aggregate principal amount of its 11.25% Senior Secured Notes due 2015 and $139,407,000 aggregate principal amount of its 13.25% Senior Secured Notes due 2015, each of which have been registered under the Securities Act of 1933, as amended (the "Securities Act"), for any and all of its outstanding 11.25% Senior Secured Notes due 2015 and 13.25% Senior Secured Notes due 2015, respectively.

        Until October 31, 2010, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.